Form 40-F
period 2002-12-31
ELDORADO GOLD CORP                                      /FI
filed 2003-05-20
CIK 918608

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002	Commission File Number: 001-31522

ELDORADO GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number)

N/A
(I.R.S. Employer Identification Number)

Suite 920-1055 West Hasting Street
Vancouver, British Columbia
Canada V6E 2E9
(604) 687-4018
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation
111 Eighth Avenue, 13 Floor
New York, NY 10011;  Telephone:  (212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares, without par value	Name of each exchange on which registered The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicated by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant had 206,204,010 common shares issued and outstanding at December 31, 2002.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Explanatory Note

Eldorado Gold Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2002, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.5800.

CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a — 15(c) and Rule 15d – 15(c) of the Securities Exchange Act of 1934, as amended).  Based on that evaluation the CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

There have been no significant changes in our internal controls or other factors, which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NON-AUDIT SERVICES

Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company’s auditor, for the fiscal year ended December 31, 2002, have been approved by the Audit Committee of the Company. In 2002, the external auditors received Cdn$277,332 for audit and assurance services and Cdn$121,175 for non audit services. Non audit services include tax services (Cdn$80,875) and transaction support services in Turkey (Cdn$40,300).

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on October 31, 2002 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Registrant’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

The Registrant’s ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, will be highly dependent on the price of gold, which has a history of wide fluctuation.

•

The Registrant is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk. Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Registrant may have significant financial impact.

•	Some of the Registrant’s properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties.

•	All of the Registrant’s operations are subject to environmental regulation which can make operations expensive or prohibit them altogether.

•	There may be challenges to the title of the Registrant’s properties which, if successful, could impair its development and/or operations.

•	The Registrant operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may impact the Registrant’s profitability.

•

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Registrant may be issued in the future. This would result in dilution to the Registrant’s shareholders.

•	The Registrant operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Registrant.

•

Operations in which the Registrant has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

•	The Registrant depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Registrant.

•

The Registrant, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.

•

The Registrant has options to acquire interests in, or is party to joint ventures in respect of, certain of its properties. None of these properties are core assets of the Registrant. However, the Registrant may require additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available.

•	If the Registrant should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Registration Statement. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Annual Information Form of the Registrant for the year ended December 31, 2002

2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

Auditors' Report on Consolidated Financial Statements

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences

Consolidated Balance Sheets as of December 31, 2002 and 2001; Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000;

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000;

Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations

EXHIBITS

99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.3	Consent of PricewaterhouseCoopers LLP

99.4	Consent of Peter Tagliamonti, MBA, P.Eng.

99.5	Consent of Gary Giroux, B.A. Sc. (Geo. Eng.)

99.6	Consent of Watts Griffs & McOuat

99.7	Consent of Robert Henderson, P.Eng.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION By: /s/ Paul N. Wright Name: Paul N. Wright Title: President and Chief Executive Officer

Date: May 20, 2003

CERTIFICATION

I, Paul N. Wright, Chief Executive Officer and Director certify that:

1.	I have reviewed this annual report on Form 40-F of Eldorado Gold Corporation (the “Registrant”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Paul N. Wright Paul N. Wright President and Chief Executive Officer

CERTIFICATION

I, Earl W. Price, Chief Financial Officer certify that:

1.	I have reviewed this annual report on Form 40-F of Eldorado Gold Corporation (the “Registrant”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Earl W. Price Earl W. Price Chief Financial Officer

Document 1 — Annual Information Form of the Registrant for the year ended December 31, 2002

ELDORADO GOLD CORPORATION

Suite 920 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9
Telephone: (604) 687-4018
Facsimile: (604) 687-4026
Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

May 20, 2003

TABLE OF CONTENTS

PRELIMINARY NOTES	1

GLOSSARY	3

CORPORATE STRUCTURE	8

GENERAL DEVELOPMENT OF THE BUSINESS	10

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS	12

NARRATIVE DESCRIPTION OF THE BUSINESS	12

RISK FACTORS	31

SELECTED CONSOLIDATED FINANCIAL INFORMATION	34

MARKET FOR SECURITIES	36

DIVIDEND POLICY	36

DIRECTORS AND OFFICERS	37

ADDITIONAL INFORMATION	38

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Incorporated by reference into this Annual Information Form (“AIF”) are the audited consolidated balance sheets of Eldorado Gold Corporation (“Eldorado” or the “Company”) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows of the Company for the years ended December 31, 2002, 2001 and 2000, together with the notes thereon, included in the Company’s 2002 Financial Review. Also incorporated by reference in this AIF is the Company’s management’s discussion and analysis (“MD&A”) set out at pages B6 through B9 of the Company’s 2002 Financial Review. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company prepares and files its AIF, consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with Canadian GAAP and reconciled to U.S. GAAP. The consolidated financial statements and MD&A are included with the Company’s Management Proxy Circular and 2002 Financial Review and filed with Canadian regulatory authorities and are available at www.sedar.com under the Company’s name. A copy of the Management Proxy Circular and 2002 Financial Review are available upon request.

Date of Information

All information in this AIF is as of April 30, 2003, unless otherwise indicated.

Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of the Company’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s disclosure filed with the securities regulatory authorities. Readers are advised not to place undue reliance on forward looking statements.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” referred to in the Company’s disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in the Company’s disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Currency And Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. The revenue of the Company is derived primarily from the sale of gold, denominated in U.S. Dollars. The Company’s costs are incurred in a variety of currencies, including the Canadian Dollar, the Brazilian Real and the Turkish Lira. The Company’s accounts are maintained in U.S. dollars.

The noon rate of exchange on May 16, 2003 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.3667 per U.S.$1.00 (Cdn.$1.00 equals $0.7317).

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31,
	2002	2001	2000

Rate at end of period	$0.6339	$0.6278	$0.6669
Average rate for period	$0.6368	$0.6458	$0.6733
High For Period	$0.6618	$0.6711	$0.6984
Low for Period	$0.6199	$0.6230	$0.6397

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

Acres	Hectares	0	.404686
Feet	Metres	0	.304800
Miles	Kilometres	1	.609344
Tons	Tonnes	0	.907185
Ounces (Troy)/Ton	Grams/Tonne	34	.285700

GLOSSARY

The following is a glossary of technical terms that appear in the discussion of the Company’s business in this document:

“adit”	A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.

"Au"	Gold.

"Australasian Code"	The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

“autoclave”	The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

"autogenous grinding"	The grinding of ore without the use of media such as steel balls or rods.

"back fill"	Waste material used to fill and support the void created by mining an ore body.

“banded iron formation”	A rock formation that shows pronounced banding of iron rich minerals and fine grained quartz. Where mineralized the formation contains sulfide and carbonate mineral.

“CIL”	A Carbon in leach.CIL isa recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

“classified tailings”	Tailings material (sub-economic ground residue from mineral processing operations) which has been processed to remove fine grained solids to promote free drainage of water. Commonly used as underground fill material.

“continued”	A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the federal Canada Business Corporations Act (the “CBCA”) by applying for a certificate of continuance from the Corporations Directorate. Upon issuance of the certificate, such corporation becomes a corporation to which the CBCA applies as if the corporation had been incorporated under the CBCA.

“crushing plant”	A plant in which run-of-mine ore is physically reduced in size by mechanical crushing in order to improve the liberation of the gold particles for downstream recovery.

“cut and fill”	A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

"cyanidation"	The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

“decline”	An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in a downward spiral, much the same as a spiral staircase.

“diamond drill”	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

“dilution”	Waste material not separated from ore mined which was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

“dip”	The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

"doré"	Unrefined gold and silver in bullion form.

“flotation”	A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

"gangue"	Minerals that are sub-economic to recover as ore.

"grade"	The weight of precious metals in each tonne of ore.

"g/t"	Grams of gold per metric tonne.

"ha"	Hectare.

“heap leaching”	The process of stacking ore in a heap on an impermeable pad and percolating through the ore a solution containing a leaching agent such as cyanide. The gold which leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. The solution, after additions of the leaching agent, is then recycled to the heap to effect further leaching.

"host rock"	The body of rock in which mineralization of economic interest occurs.

“HQ”	Denotes specific diameter of core in diamond drill.

“leach”	Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

“long hole open stope”	A method of mining involving the drilling of holes typically up to 30 meters long into an ore body and then blasting a slice of rock which falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.

"microns"	0.000001 meters

“mill”	A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

"millimeters"	0.001 meters

“Mine”	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

“mineral reserve”	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factor. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

"proven mineral reserves"	That part of a measured mineral resource that is the economically mineable part, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”	That part of an indicated and in some circumstances a measured mineral resource that is the economically mineable part demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resource”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources fall under the following categories:

“measured mineral resource"	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"indicated mineral resource”	That part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"mineralization"	Rock containing minerals or metals of potential economic interest.

“metallurgy”	The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

"open-pit mine"	An excavation for removing minerals which is open to the surface.

"ounce" or "oz"	Troy ounce, equal to approximately 31.103 grams.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“oxide ore”	Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

"oz/t"	Troy ounces per short ton.

“ramp”	An inclined underground tunnel which provides access for mining or a connection between levels of a mine.

"RC"	Reverse Circulation.

“recovery”	A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

“refractory material”	Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon which reduces gold recovery.

"run of mine"	Pertains to the ore which has been mined but not crushed.

“shaft”	A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

"short ton"	Equal to 2,000 pounds, equivalent to 0.893 long tons or 907.185 kilograms.

“shrinkage stoping”	A method of stoping which utilises part of the broken ore as a working platform and as support for the walls.

"stope"	An underground excavation from which ore is being extracted.

“strike”	Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

"sulphide ore"	Ore containing a significant quantity of unoxidized sulfides.

“tailings”	The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

"tonne"	A metric tonne, 1000 kilograms or 2,204.6 pounds.

"waste"	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

"winze"	A vertical or inclined shaft sunk from a point inside a mine.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

Eldorado Gold Corporation (the “Company” or “Eldorado”) was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.” On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act. On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name “Eldorado Gold Corporation”.

The Company’s head and principal office is located at Suite 920, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9. The Company, through its subsidiaries, also maintains administrative offices in Ankara, Turkey and at the São Bento Mine, Santa Barbara, Minas Gerais, Brazil. The Company’s registered and records office and address for service is care of its solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 — 1075 West Georgia Street, Vancouver, BC Canada, V6E 3G2.

The Company’s mining operation, the São Bento Mine is managed by a general manager as a decentralized business unit. Exploration and acquisition strategies, corporate financing, global tax planning, and metal and currency risk management programs are managed centrally. The Company’s risk management programs are subject to central overview by the Board of Directors.

Eldorado owns its material assets through 14 subsidiaries. The particulars regarding the Company’s subsidiaries are as indicated on the Company’s organizational chart set out below. Unless the context otherwise requires, references to the “Company” includes Eldorado Gold Corporation and each of its subsidiaries.

ELDORADO GOLD CORPORATION

SUMMARIZED CORPORATE ORGANIZATIONAL CHART

NS – Shares in the Company are 100% beneficially owned by Eldorado Gold Corporation or a wholly-owned subsidiary. 1% of the share of the Company may be held by a nominee shareholder.

GENERAL DEVELOPMENT OF THE BUSINESS

Eldorado, together with its subsidiaries, is engaged in the mining and processing of gold ore and the exploration for, and the acquisition and development of, gold-bearing mineral properties. Eldorado’s business is presently focused in Brazil and Turkey. The Company’s goal is to create a portfolio of low cost mining assets with a strong financial base.

Properties

Mexico

In October 1998 all mining activity ceased at the La Trinidad Mine in Mexico (acquired in 1992). Reclamation of the La Trinidad Mine was completed in mid-2000 and the mine received final release from PROFEPA by October 2000. Effective November 1, 2000 the Company sold to Conservacion y Senalmiento Vial and Exploraciones Mineras del Desierto the shares and related assets in its wholly-owned Mexican subsidiaries, Exploraciones Eldorado S.A. de C.V., Prospectores Minerales Mexico, S.A. de C.V., and Servicios Administrativos Eldorado, S.A. de C.V. which operated the La Trinidad Mine and the La Colorada Mine. Proceeds from the sale of the assets included $0.5 million cash and in addition, $1.39 million owing by one of its Mexico subsidiaries to the purchaser shall no longer be a liability to Eldorado’s Mexico subsidiaries.

Brazil

From Jan 1, 2000 to March 31, 2003 the Company has invested $15.9 million in capital expenditures at its São Bento Mine in Brazil.

In September 1998, a failure in the outer steel shell of autoclave #2 occurred. Repairs were effected and the autoclave was operational by December 1998. The cost for these repairs and business interruption costs was borne by the national Brazilian insurer (IRB). In July 2001 the Company settled with the IRB for the repair of the mine’s #2 autoclave. The agreement provided for the total cost of repairing the autoclave and included full business interruption coverage during the repair period. Repair of the #2 Autoclave was executed from December 10, 2001 to March 23, 2002 when the #2 Autoclave was back to normal operation.

In August 2000, the Company entered into a letter of intent with Anglogold which confirmed the intention of Eldorado and Anglogold to enter into an agreement designed to further both parties’ interests in and around the São Bento Mine and Anglogold’s adjacent properties in the state of Minas Gerais, Brazil. On October 30, 2002 the Company entered into an agreement with Anglogold on terms and conditions prescribed in the letter of intent.

On June 1, 2001, the Brazilian government effected a resolution to reduce the usage of electric energy. As a result, the São Bento Mine was subject to energy rationing to 80% of its then current consumption. The energy restrictions were relaxed in January 2002 and eliminated on March 1, 2002.

As of March 1, 2002, an agreement was signed which established the terms of an Option Agreement between the Company and Companhia Vale do Rio Doce (“CVRD”) whereby the Company was granted an option to purchase the Brumal property (located near the São Bento Mine) in its entirety following expenditure of $1.5 million in a staged work program to be completed over 2.5 years. On March 3, 2003 the Company and CVRD terminated the Option Agreement.

On April 2, 2003, the Company announced a shaft deepening program at São Bento to provide a bottom working elevation approximately 1,300 meters below surface at the Mine’s 28th Level.

Turkey

The Company’s key development property is the Kisladag project located in Usak Province, Turkey. The Company completed a Scoping Study on the property in 2000, a Prefeasibility Study in May 2001, an Addendum Report to the Prefeasibility Study in November 2001, an Updated Reserve Report in May, 2002 and a Feasibility Study in April 2003.

Finance

On November 24, 2000, the Company completed a private placement financing (the “November 2000 Financing”) of 18,245,458 special warrants at Cdn$0.55 per special warrant. Each special warrant entitled the holder to acquire one common share of the Company and one half of a share purchase warrant. Each whole warrant was exercisable into one common share at Cdn$0.80 until February 21, 2003. The final prospectus of the Company in respect of the November 2000 Financing was receipted by the British Columbia and Ontario Securities Commissions on February 20, 2001.

On February 15, 2002, the Company completed a private placement financing (the “February 2002 Financing”) of 59,523,810 special warrants (the “February 2002 Warrants”) at Cdn$0.42 per special warrant. Each special warrant entitled the holder to acquire one common share of the Company. The final prospectus of the Company in respect of the February 2002 Financing was receipted by the British Columbia, Alberta, Ontario and Quebec Securities Commissions on May 14, 2002.

On December 23, 2002, the Company completed a private placement financing (the “December 2002 Financing”) of 28,750,000 units (the “Units”) at Cdn$1.60 per Unit. Each Unit entitled the holder to acquire one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of Cdn$2.00 until December 23, 2003. Each whole warrant is exercisabale to acquire one common share of the Company at Cdn$2.00 for one year. The final prospectus of the Company in respect of the December 2002 Financing was receipted on December 16, 2002.

On January 10, 2003, the United States Securities & Exchange Commission declared the Company’s registration statement on Form 40-F effective.

On January 23, 2003, the Company’s Common Shares began trading on the American Stock Exchange under the symbol “EGO”.

On March 21, 2003, the Company was added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector – Material, Gold.

The profitability of the Company’s operations is significantly affected by changes in the gold price. The gold price can fluctuate widely. Prior to May 31, 2002 the Company was involved in hedging activities that protected the Company from the fluctuations of the price of gold and minimise the effect of declines in gold prices on results of operations for a period of time. On May 31, 2002, the Company’s hedging requirement under its credit agreement with NM Rothschild was eliminated. On November 25, 2002, the Company’s hedge book was eliminated.

Prior to May 31, 2002 the Company was a party to a credit agreement with NM Rothschild & Sons Limited (“NMR”). Since the inception of the credit facility (the “ARCA”) with NMR in September 1996 the Company entered into various amendments to ARCA and paid down its long term debt to NMR eliminating the debt on May 31, 2002.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Effective November 1, 2000 the Company sold the shares and related assets in the wholly-owned Mexican subsidiaries, Exploraciones Eldorado S.A. de C.V., Prospectores Minerales Mexico, S.A. de C.V., and Servicios Administrativos Eldorado, S.A. de C.V.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company operates the 100% owned São Bento mine Santa Barbara, Minas Gerais, Brazil. Until October 31, 2000 the Company operated the 100% owned La Colorada mine near Hermosillo, Sonora, Mexico. The Company’s gold production in 2002 and 2001 was derived from the São Bento Mine, and in 2000 from the São Bento Mine and the La Colorada Mine.

Production and Operating Summary

The following table summarizes certain production and operating information relating to the Company’s São Bento Gold Mine for each of the years indicated:

Production and Operating Information

Year	Ore Tonnes	Grade (g/t)	Recovery (%)	Production (ozs.)	Operating Cash Costs(1)	Total Production Costs(2)

2002	381,295	9.47	93	103,533	184	282
2001	417,609	9.13	91	102,841	216	306
2000	525,893	7.95	93	112,950	195	270
1999	540,014	8.18	92	126,581	184	251
1998	467,215	7.60	93	108,572	250	324

(2)

Calculated in accordance with the Gold Institute Production Cost Standard, pursuant to which total production costs comprise total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

Reserves and Resources Summary

A qualified person, as defined in National Instrument 43-101, has verified the technical data disclosed herein relating to the São Bento and Kisladag properties. The names of and other information relating to the persons who made the reserve and resource estimates, their relationship to the Company and qualifications are listed below:

São Bento Mine, Brazil

Name:	Sergio Martins	Company:	São Bento Mineracao S.A
Position:	Geology Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	M.Sc. (Geo. & Mineral
Resources)
Member of the Ass. of
P. Geologist of Brazil,
Society of Economic
Geologists of U.S.

Name:	Peter Tagliamonti	Company:	São Bento Mineracao S.A
Position:	Mine Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	MBA
Member of P.Eng. of Ont.

Kisladag Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A. Sc., (Geo. Eng.),
M.A. Sc., (Geo. Eng.)
Member of the Ass. of
P.Eng and Geoscientist
of B.C.

Name:	Callum Grant	Company:	Hatch Associates Ltd.
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc. Geology Honors,
M.Eng.Member of P.Eng.
& Geoscientists of B.C.
Member of P.Eng. of
Ontario

Efemcukuru Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A.Sc., (Geo. Eng.)
M.A. Sc., (Geo. Eng.)
Member of Ass. of
P.Eng. and
Geoscientists of B.C.

The gold price used in the 2002 Reserves and Resources calculations for São Bento and Kisladag was maintained at $325 per ounce which reflects the market trend in 2002 and going into 2003. Cut off grade for the deposits are based on the assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures. Estimated reserves and resources may have to be recalculated based on actual production or exploration results. Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine.

Reserves

The Company has estimated proven and probable mineral reserves for the São Bento Mine and for its Kisladag and Efemçukuru development projects. Except as noted, all reserves are calculated in accordance with National Instrument 43-101. The estimate of the Company’s proven and probable reserves for São Bento and Kisladag (as set forth in the table below) was calculated as at December 31, 2002 and was based on a gold price of $325 per ounce and a cut-off grade as set out below. Data collected in preparation for the estimates for São Bento set out below was obtained from a drilling program of 9,600 meters from the 23rd platform to increase the mine’s reserves. Reserves for Kisladag increased predominantly through the completion of the Feasibility Study. The Company’s estimate of its proven and probable reserves for Efemçukuru was calculated as at December 31, 2000 and are based on a gold price of $325 per ounce and a cut-off grade as set out below.

The cut-off grades used in the reserve estimation are listed below:

São Bento:		6.4 g/t
Kisladag:	Oxide	0.35 g/t
	Primary	0.5 g/t
Efemcukuru:		6.0 g/t

Proven and Probable Reserves

Mine or Project	Ownership	Location	Tonnes		Grade (g/t)	Contained Ounces
São Bento mine	100%	Brazil	Proven &
(Dec 31, 2002)			Probable	1,792,000	9.22	531,355
Kisladag Project	100%	Turkey	Proven &
(Dec 31, 2002)			Probable	115,139,000	1.23	4,532,000
Efemcukuru Project	100%	Turkey	Proven &
(Dec 31, 2000) (1)			Probable	1,856,000	13.14	784,100

TOTAL:						5,847,455

(1)     Reserve estimates for Efemçukuru have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

Reconciliation of Reserves in Ounces

The following table provides a reconciliation of the Company’s mineral reserves after gold production for 2001.

Mine	Reserves December 31, 2001	Recovered in 2002	Other Increase (Decrease) in Reserves	Reserves December 31, 2002

São Bento mine	461,300	103,533	173,588	531,355

Resources(1)

The following table sets forth the measured, indicated and inferred mineral resources for São Bento and certain of the Company’s development and exploration projects as at the date noted and based on a gold price and cut-off grade as set out below. Data collected in preparation for the estimates for São Bento set out below was obtained from a drilling program of 9,600 meters from the 23rd platform to increase the mine’s reserves. Reserves for Kisladag increased predominantly through the completion of the Feasibility Study. Except as noted, all resources are calculated in accordance with NI 43-101. These resource estimates include the estimated reserves disclosed above.

		Tonnes (000)	Grade g/t	Contained Ounces
São Bento Mine,(2)
Brazil	Measured &
100% owned	Indicated:	1,828	12.01	706,063
(December 31, 2002)	Inferred:	840	11.80	318,671
	Cut off grade:	6.4 g/t
	Gold Price:	325.00

Kisladag,	Measured &
Turkey	Indicated:	166,400	1.13	6,050,000
100% owned	Inferred:	69,100	0.84	1,810,000
(December 31, 2002)	Cut off grade:	0.4 g/t
	Gold Price:	325.00

Efemcukuru,(3)	Measured &
Turkey	Indicated: (3)	1,829	14.44	849,100
100% owned	Inferred:	590	12.63	239,700
(December 31, 2000)	Cut off grade:	6.0 g/t
	Gold Price:	300.00

Kaymaz,(3)	Measured &		6.25	218,200
Turkey	Indicated: (3)	1,086
100% owned	Cut off grade:	2.0g/t
(December 31, 2000)	Gold Price:	350.00

Kücükdere,(3)	Measured &
Turkey	Indicated: (3)	1,276	6.43	263,800
100% owned	Inferred:	138	6.45	28,600
(December 31, 2000)	Cut off grade:	2.0g/t
	Gold Price:	350.00

Piaba(3)(4)	Measured &
Brazil	Indicated: (3)	6,273	1.27	256,100
(December 31, 2000)	Inferred:	4,322	1.28	177,600
	Cut off grade:	2.0g/t
	Gold Price:	350.00

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2)	The mineral resource estimates were prepared by the Company for São Bento and certain of the Company's development and exploration projects.

(3)	Resource estimates for Efemçukuru, Kaymaz and Kücükdere and Piaba have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

(4)	Reflects Eldorado's 50% interest.

OPERATIONS

The São Bento Mine

The Company owns one operating mine: the Sao Bento Mine located near Belo Horizonte, Minas Gerais, Brazil.

This property is the subject of independent reports (the “São Bento Reports”) “Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil” prepared by Watts Griffis & McOuat and dated February 5, 1996, an independent report “Review of Operations at São Bento Mineraçao, Brazil” prepared by Watts, Griffis & McOuat and dated May 13, 1996, an “Addendum to Review of Operations at São Bento Mineraçao, Brazil” prepared by Watts, Griffis & McOuat and dated April 27, 2000, revised May 10, 2000 and an “Addendum to A Review of Operations at São Bento Mineraçao Brazil” prepared by the Company, dated April 15, 2002, revised April 30, 2002 (collectively, the “Reports”). Copies of the Reports are available at www.sedar.com under the Company's name. The full Reports should be reviewed in order to put the following discussion in context.

Ownership Interest

The Company owns 100% of the São Bento mine through its various subsidiaries, including its wholly-owned Brazilian subsidiary São Bento Mineração S.A. The mine site covers an area of 800 hectares and consists of one mining concession. A single contiguous mining concession of 1,221 hectares, also owned 100% by São Bento Mineração S.A., adjoins the northeastern boundary of the mine site.

Location and Access

The São Bento mine is located in the municipality of Santa Barbara, Minas Gerais State, Brazil, approximately 110 kilometers by road east of Belo Horizonte, the state capital, and 375 kilometers north of Rio de Janeiro. The mine site is accessed by good paved roads and a rail line services the two cities.

Acquisition

The São Bento Mine was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets located in Brazil and Turkey.

History

The area around the São Bento mine has been worked for gold intermittently since the 1860s. The mine was operated by various companies until 1947. Gencor acquired the São Bento mine in the 1970s and, in July 1984, decided to develop the São Bento mine in two phases. The first phase, with a process capacity of 20,000 tonnes per month using an internal winze system to access the ore body, was completed in late 1986. The winze system was later replaced by inclines capable of handling 35,000 tonnes per month of ore and waste. The second phase began in 1988 and consisted of sinking a vertical shaft and doubling the capacity of the grinding and oxidation circuits in the processing plant. Gencor installed a one-tank BIOX® pilot plant in 1991 and a second BIOX® tank in February 1995. In July 1996 the Company acquired, from Gencor, the São Bento mine. In 1998 an optimization and expansion program was completed, operations became more mechanized, converting to trackless long-hole sub-level mining.

Geology and Mineralization

The Sao Bento mine is situated in the "Quadrilatero Ferrifero" ("Iron Quadrangle") of Minas Gerais State. The stratigraphy is comprised of volcanic rocks, chemical sediments and pelitic sediments all of which have been subjected to green schist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

The formations have been strongly folded along northeast trending axis. Dips are steep, generally in the range of 45-50°. Mineralization at the São Bento mine is restricted to a sequence of chemical and fine-grained sediments and tuffs of the Nova Lima Group. Four formations have been identified on the property: the Carrapato Formation; the Lower Iron Formation; the Basal Iron Formation; and the São Bento Formation. Gold mineralization is localized in the Basal Iron Formation.

On the basis of lateral lithologic variations, the Basal Iron Formation is subdivided along strike into three portions: Orebody No. 1; Orebody No. 2; and the São Bento/Pinta Bem or Orebody No. 3. The Basal Iron Formation has its greatest thickness in the Orebody No. 1 area where it is approximately 35 meters thick and at least six periods of gold/sulphide mineralization are evident. The ore zone is distinctly banded and consists of alternating layers of sulphide and iron carbonates. Gold occurs in close association with sulphides and may be free, on crystal boundaries, or enclosed in sulphide grains. Grain sizes of the host rock minerals and sulphides range from 0.5 to 5.0 millimeters and gold grains range from 1 to 250 microns with an average of 70 microns. The ratio of sulphur to gold is consistent in the range of 0.62 to 0.64 and ore zones exhibit very uniform average gold content. Below the mine’s 26 level horizon a meta basaltic dike dipping at approximately 42 degrees bisects the BIF from foot wall to hanging wall. A zone of fragmentation is encountered local to the intrusive with localized flatening of the BIF dip angle. Below this horizon drilling has identified continuation of the BIF structure and mineralization subdivided into lower and upper ore zones which have been traced down to the 30 level boundary pillar.

Mining

The São Bento mine is an underground mine accessed by an adit on level 11 and a vertical shaft which services the surface, level 11 and levels 17 to 23. The vertical shaft is used to hoist ore and waste to the surface and to deliver workers and materials to level 17 and below. In its current configuration, the vertical shaft hoisting capacity is approximately 100,000 tonnes per month. A twin ramp system accesses the orebody between the 21 and 25 levels reverting to a single ramp beyond 25 level.

The predominant mining method at São Bento is long hole open stoping. The ore is hauled with diesel trucks on levels below the 23rd level up to the 23rd level. The São Bento mine employs approximately 648 workers. The mine and plant operate seven days per week 24 hours per day. Projected mine life based on existing reserves and planned gold production will be approximately five years.

The processing plant at São Bento is a conventional grinding and milling operation using an autogenous mill. Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings. This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves. Gold is recovered in a six-stage CIL circuit to produce doré. The processing plant has a current design capacity of 42,000 tonnes per month and gold recovery is approximately 92%. Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area. In 2002 the São Bento mine produced 103,533 ounces of gold at a cash operating cost of approximately $184 per ounce. Production in 2003 is anticipated to be approximately 95,000 ounces of gold at a cash cost of approximately $230 per ounce.

Recent Mine Developments

In September 1998 a failure in the outer steel shell of autoclave #2 occurred. Repairs were effected and the autoclave was operational by December 1998. The cost for these repairs and business interruption costs was borne by the national Brazilian insurer (IRB). In July 2001 the Company settled with the IRB for the repair of the mine’s #2 autoclave. The agreement provided for the total cost of repairing the autoclave and included full business interruption coverage during the repair period. Repairs were complete and the #2 Autoclave was operational on March 23, 2002. Overhaul of the #1 Autoclave was

scheduled and completed during the 1st Quarter 2003. In the 2nd Quarter 2003 the Company is expected to initiate preparations for the 5.2 meter diameter concrete lined shaft to be deepened by approximately 370 meters at an approximate cost of $12.0 million. The shaft deepening will provide a bottom working elevation approximately 1,300 meters below surface of the mine’s 28th level. The capital required to complete the shaft will be provided by internally generated cash flows from the São Bento Mine.

Capital Expenditures

The Company incurred approximately $5.3 million in capital expenditures on the São Bento mine in 2002 and $4.5 million in capital expenditures on the São Bento mine in 2001. Anticipated capital expenditures for 2003 are $14.3 million including shaft capital expenditures. Funding for these expenditures will come from internally generated cash flows from operations.

Safety

At São Bento through July 2000, the mine had operated for over one year without a lost-time accident. In August 2000, the mine experienced a fatality when a rock fell on an underground miner. The mine obtained a second scissors lift truck and has a dedicated mine crew involved in increasing ground support in high traffic areas. On April 21, 2001, a fatality occurred when a worker performing blasting activities was crushed against a wall by an LHD Tamrock 301 being operated by remote control. On March 16, 2003 a fatality occurred as a result of a fall of ground. Mine management continues to work with the Ministry of Labor to focus on efforts to improve worker awareness and safe work practices to establish a safe working environment throughout the mine. The incident rate of lost time accidents to date compares favourably with the average for similar underground operations in Ontario.

Minesite Exploration

Current exploration efforts at the São Bento mine are concentrated on the delineation of additional gold resources at depth through an underground diamond drill program. The program for 2003 seeks to identify additional reserves to the 32nd level. For further detailed technical data on the São Bento property see the São Bento Reports filed with respect to the Company’s prospectus dated May 14, 2002 and available at www.sedar.com under the Company's name.

Data Verification

The original data including drill hole logs assay results have been reviewed by Sergio Martins, a qualified person under NI 43-101 and an employee of a subsidiary of the Company. No irregularities were found.

Associated Projects

The Company entered into a letter of intent with Anglogold in August 2000 which confirmed the intention of Eldorado and Anglogold to enter into an agreement designed to further both parties’ interests in and around the São Bento Mine and Anglogold’s adjacent properties in the state of Minas Gerais, Brazil. On October 30, 2002 the Company completed an agreement with AngloGold under the basic terms of the letter of intent, including the following:

1)

The Company, through its wholly owned subsidiary, São Bento Mineraçao S.A. was granted a mining lease under which it will have the right to explore, develop and mine any reserves it discovers down dip beyond the 30th level, its existing property boundary with Anglogold. In exchange, a net smelter royalty on the production from gold recovered from Anglogold properties will be paid to Anglogold according to a graduated scale ranging from 0.5% at a gold price less than $275 per ounce to a maximum of 4.0% at a gold price of $399 per ounce or greater.

2)

Anglogold will be granted an option valid for a period of 3 years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the São Bento plant and to expand the plant at Anglogold’s sole cost and without disruption to the Company’s operations. Operating costs for the plant would be borne by both companies pro rata according to their proportionate planned and actual use of the facility. In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold’s royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

Following the finalization of the agreement with Anglogold, the Company successfully executed an extensive definition and exploration drilling program totalling in excess of 17,500 meters, designed to both increase reserves and extend the resource base. Subsequently the Company announced (April 2, 2003) its intention to deepen the shaft at Sao Bento to provide a bottom working platform approximately 1300 meters below surface at the 28th level.

An Option Agreement signed as of March 1, 2002 established the terms between the Company and Companhia Vale do Rio Doce (“CVRD”) whereby the Company was granted an option to purchase the Brumal property in its entirety following expenditure of $1.5 million in a staged work program to be completed over 2.5 years. Upon successful completion of the $1.5 million work program and exercise of the option, purchase of the property would occur through the payment of $5.0 million in four instalments commencing at the time of exercising the option to purchase and with the final payment coinciding with the second anniversary of commercial production. Under the agreement, gold production at the São Bento mine from the Brumal ore in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to CVRD according to a graduated scale ranging from 1% at a gold price of less than $300 per ounce. to a maximum of 4% at a gold price greater than $400 per ounce. The drill program was designed to confirm and extend the mineralization within the Banded Iron Formation. Drilling commenced in March 2002 and a total of 3,069 meters of were completed for a expenditures of $241,000. The drilling program failed to determine the continuity of the mineralization and the Company and CVRD terminated the agreement on March 3, 2003.

DEVELOPMENT PROJECTS

All of the Company’s current development projects are located in western Turkey. Although the history of gold mining in Turkey predates Roman times, production of gold in modern times began in 2001 with the start up of Newmont Mining’s Ovacik operation located in Izmir province. Considerable potential for gold exploration and production exists in Turkey.

Turkey Projects

A substantial mining industry supported by a well-developed infrastructure exists throughout Turkey. Mineral production is dominated by industrial and base metal sectors operated by both domestic and foreign mining companies.

The process of obtaining the necessary permits for a mining operation in Turkey is similar to that in other developed countries. In the past, the first permit required to initiate an industrial project in Turkey is the Site Selection Permit. This permit is intended to establish the legal right of the land or concession owner to proceed with development of an industrial or commercial project. A review of the project scope is carried out by a number of local, provincial and federal government agencies to determine if conflicting land use issues exist in the project area, or may develop in the future. Approval is obtained from each agency prior to issuing the Site Selection Permit. Environmental baseline and impact studies follow receipt of the Site Selection Permit. The Environmental Impact Assessment study marks the second major step in the permitting process, culminating in the issuance of an Environmental Positive Certificate, which precedes application for the remaining technical permits.

Changes to the permitting process in 2002 no longer require receipt of the Site Selection Permit prior to approval to carry out the Environmental Impact process. The changes apply to permitting applications lodged after the gazetted date of the changes.

While certain time constraints apply to different permit applications there is no overall timeline that defines the total duration of the permitting process.

Kisladag Project, Turkey

This property is the subject of the independent reports (the “Kisladag Reports”) “Estimation of Resources, Kisladag Project, Turkey”, dated October 1999, “Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project” dated May 15, 2000, and “Update of Resources, Kisladag Project, Usak, Turkey” dated October, 2000 and Amended November, 2000 and January, 2001 (all prepared by Micon International); “Kisladag Gold Project Pre-Feasibility Study” dated May 2001 and “Kisladag Gold Project Pre-Feasibility Study Addendum” December, 2001 (prepared by Kilborn Engineering Pacific); and “Updated Reserve Report for the Kisladag Gold Project Western Turkey” dated April 18, 2002, revised May 9, 2002 (prepared by Micon International) and a Feasibility Study,

March 2003 (prepared by Hatch & Associates Limited). The reports are available at www.sedar.com under the Company's name. The above mentioned reports should be reviewed in order to put the following discussion in context.

Property Description

The Kisladag Project land position consists of one pre-operating licenses, numbers IR 7302 having a total area of 15,717 ha. Mineral licenses are granted for an indefinite period of time assuming license fees are made in a timely manner.

Ownership Interest

The Company owns a 100% interest in the Kisladag project through its wholly-owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi (“Tüprag”).

Location, Climate and Access

The project is located in Western Turkey in Usak Province, 35 km. southwest of the city of Usak and 180 km. from the Aegean port city of Izmir. The terrain is of rolling hills with elevations ranging from 900 to 1200 meters. The area has warm dry summers and cool winters. The average temperature is 14(Degree)C with a maximum of 40(Degree)C and minimum of -3(Degree)C. The annual rainfall is 425 mm with most of the rain falling between November and March. There are a number of small villages within the concession area where the people are engaged in marginal farming of wheat from non-irrigated lands and the grazing of domestic livestock. All-season access to the Kisladag project is provided by paved highways and roads.

Acquisition

The Kisladag property was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets located in Brazil and Turkey.

Geology and Mineralization

The Kisladag project is located in one of several mid to late Tertiary volcanic complexes in western Turkey, related to subduction along the Hellenic Trench southwest of Turkey. In the Kisladag region the volcanoes erupted onto a basement of schist at the northeast margin of the Menderes Massif.

Gold mineralization at the Kisladag project is hosted by a number of latitic intrusive bodies. Exploration conducted by the Company has outlined two alteration zones on the Kisladag project. The Gökgöz Tepe alteration zone covers approximately 12 square kilometers. At Gökgöz, a coarsely porphyritic latite is host to the bulk of the gold mineralization and has undergone extensive and intensive hydrothermal alteration. An early potassic phase of alteration has been recognized which is overprinted by later quartz-tourmaline and advanced argillic alteration. Gold mineralization forms an annular zone around a later weakly mineralized stock of similar composition. Gold is associated with multiple phases of tourmaline-pyrite, pyrite and quartz-pyrite veining and brecciation and is accompanied by small amounts of base metals, principally zinc and molybdenum. Oxidation in the deposit is shallow over the barren intrusive but extends to depths of 40 to 50 meters to the west and east. Limonite is the most abundant oxide mineral, usually occurring along fractures in thin colloform layers and in disseminated patches around weathered pyrite.

The Sayacik alteration zone is located six kilometers southwest of Gökgöz Tepe and covers approximately six square kilometers. Moderate to strong silicification occurs for approximately 1.5 kilometers in andesitic tuffs. Quartz barite veinlets cutting the tuff contain up to 100 parts per million silver in grab samples.

Data Verification

The original data used in the preparation of the Kisladag resource and reserves statements has been reviewed by Micon International. Micon has carried out two site visits to review QA/QC procedures followed by the Company during drilling, sampling and sample preparation. Micon’s opinions are based upon information contained in technical reports prepared by Kilborn (subsequently acquired by SNC Lavalin) or the Company.

Previous Exploration

Since 1996, Eldorado’s exploration activities at Kisladag have focused primarily on the zone known locally as Gökgöz Tepe using stream sediment sampling, geochemical soil sampling and an Induced Polarization (IP) geophysical survey. On the basis of this work, a gold anomaly was identified along the north slope of Gökgöz Tepe extending approximately 1,200 metres on strike by 600 metres wide. This work was followed in 1997 by 2,745 metres of trench sampling, and 1,541 metres of percussion drilling.

In 1998, a six hole HQ diamond drilling program (1,059 m) probing the main anomaly target followed the gold mineralization to depths of greater than 250 metres and effectively confirmed the potential for a low grade bulk tonnage gold deposit, and in 1999 an additional 5,212 metres of HQ core drilling and 1,600 metres of trenching extended the strike length and depth of the deposit. Based on the trenching, percussion drilling and core drilling data available to that date, Micon International and Eldorado identified a Measured and Indicated resource of 42.8 million tonnes of 1.49 g/t, plus an Inferred resource of 31.1 million tonnes at 1.35 g/t (all based on a 0.8 g/t cut-off grade).

In 2000, a reverse circulation (RC) drill program totalling 7,605 metres (and 577 m of DDH) led to a revised resource estimate and a significant increase in the deposit’s contained metal content. That year, Micon International reported a Measured and Indicated Resource of 125.97 million tonnes for the deposit at an average grade of 1.20 g/t gold, that is 4.85 million ounces of contained gold in oxides and primary ore (using a cut-off grade of 0.4g/t Au).

In 2002, a combined total of 10,700 m drilling (RC and DDH) was completed.

Metallurgical testwork initiated during 1999 and 2000 by Eldorado indicated that the ore would be amenable to heap leaching, and in 1999 Eldorado was granted a Site Selection Permit by the Turkish authorities for a gold mining operation at the Kisladag Project site. Early receipt of this permit was made possible by the high level of support the Project has received from within the Usak province as well as at the central government level.

Based on the concept of recovering gold by heap leaching, in 2001 Eldorado commissioned a Prefeasibility Study by Kilborn Engineering Pacific Limited (Kilborn). This study considered an operation to treat 3.4 million tonnes per annum of material based on an owner operated mining fleet and a three stage crushing circuit generating a final crush size of 100% minus 8 mm. The objective of this approach was to minimize capital expenditure in the early years and allow for expansion to develop the total resource at a later date. Initial capital cost was estimated to be US$47.4 million with a cash operating cost estimated at US$154 per ounce and an average annual gold production of 103,600 troy ounces.

Subsequent to issuing the Prefeasibility Study, Kilborn was asked to review the Project conditions in light of devaluation of the Turkish currency and to incorporate the option of contracting the mining operation and utilising used crushing equipment. An Addendum to the Prefeasibility Study was issued in December 2001 presenting a revised initial capital cost estimate of US$29.6 million and a cash operating cost estimate of US$149 per ounce.

The Company’s procedures for sample collection, sample preparation and security of samples have been audited by Micon International. Sample assaying is carried out by ALS Chemex (“Chemex”) in

Vancouver, B.C., Canada. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for the principal laboratory in Vancouver for the provision of assay and geochemical analytical services. A routine of check assays duplicates and standards has been followed for all assay work completed.

For a detailed discussion of the exploration, including sampling and analysis, conducted at Kisladag, see the Kisladag Reports. Copies of the reports are available on SEDAR.

Current Development Activities

Since 1997, the Project has advanced through various stages of exploration to final feasibility stage. Preparation of this Feasibility Study follows an extensive drilling program in 2002, which culminated in a further increase in the mineral resource at Kisladag as reported in November 2002. Current activity is focused on obtaining the necessary permits and approvals to advance the project to a construction decision in 2003.

In April 2003 a Feasibility Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. The Measured and Indicated Mineral Resource estimated at a cut off grade of 0.4 g/t Au is 166.4 million tonnes at a grade of 1.13 g/t Au containing 6.05 million ounces of gold. In order to meet regulatory requirements, a mine production schedule has been developed to include only Measured and Indicated Resources. Inferred mineral resources within the design pit have not been considered reserve and have been assigned as waste material. The total Proven and Probable Mineral Reserves are estimated to be 115 million tonnes at a grade of 1.23 g/t Au. Of the total reserve, approximately 24% is oxide ore and 76% is primary ore. This quantity of ore will sustain the feed to a heap leach facility for a period of 14 years and gold will continue to be recovered in Year 15.

Production is scheduled to start at the end of 2004 following an 18-month design and construction period. The initial capital cost for construction of the Project is estimated to be US$54.4 million. In Year 5 of the operation, a further US$39.4 million will be required for mining equipment and expansion to the crushing plant. The cash operating cost in the first four years of production is estimated to be US$3.97 per tonne which is equivalent to US$138 per ounce. Life of mine cash operating cost is estimated to be US$152 /oz based on US$3.82 per tonne of ore processed.

A mine production rate of 5 million tonnes per year of ore has been set for the first four years of the mine’s life. Average daily production rates will be 16,100 tonnes per day (tpd) in ore and 13,000 tpd in waste during these initial four years. Annual ore production will increase to 7.5 million tonnes in Year 5, and to 10 mtpa the following year, remaining at that level until the end of mine life. The highest daily production rate occurs in Year 7 with a total movement of 79,000 tpd (ore plus waste). Total quantities of ore and waste will be 115 million tonnes and 106 million tonnes respectively over the mine life. The overall strip ratio will be 0.92. A mining contractor will initially be employed for waste movement and ore mining. In Year 4 of operations, Eldorado will begin to phase in its own mining fleet and mine workforce for completion of the Project.

Extensive metallurgical bench scale studies and column leach tests have identified that Kisladag ore is amenable to heap leaching technology. A gold recovery of 81% is projected for the oxide ore. The primary ore has a higher sulphide content and gold recovery is projected to be 60%. The ore will require a crush size of 80% passing 6.3 mm and a leach period of ninety days.

The Kisladag ore will be processed in a standard heap leach facility containing a three stage crushing circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold. The carbon will be treated on site in a refinery and the final product will be gold doré bar. The average gold production in the first four years of operation is expected to be 143,000 ounces per annum increasing to 230,000 ounces per annum after Year 5.

The Project will employ 356 people at maximum production, the majority of workers being drawn from the local region. Infrastructure to support the mine will include an access road, a water well field with a 13 km water pipeline and a 30 km power transmission line. Supplies and services are available in the city of Usak, 35 km to the north.

An Environmental Impact Assessment (EIA) report has been submitted to the Turkish Ministry of Environment. The EIA has identified potential impacts the Project will have on the local environment and social structure and presents the mitigation measures required to minimise impacts while maximizing the benefits of the Project locally and nationally.

For a discussion of the Kisladag Feasibility Study copies of the Executive Summary of the Feasibility Study are available at www.sedar.com under the Company's name and the Company’s website (www.eldoradogold.com).

Permitting

The process of obtaining the necessary permits for a mining operation in Turkey is similar to that in other developed countries. The first permit required to initiate an industrial project in Turkey is the Site Selection Permit. This permit was issued to Eldorado by the Provincial Governors Office in 1999 and confirms that there are no development conflicts in the proposed Project area.

The key Environmental Positive Certificate is issued by the Ministry of Environment following a successful review of the Environmental Impact Assessment (EIA) Report. The permit contains agreed protocols between the proponent and Ministry for mitigations methods, monitoring standards, closure procedures and financial guarantees. The EIA has been submitted and receipt of the Environmental Positive Certificate is anticipated by the third quarter of 2003.

In order to obtain the Construction Permit from the Municipality, Eldorado first has to apply for an Establishment Permit from the Ministry of Public Health. This permit covers a number of activities and licenses including a waste deposition license, an electric use permit, a water use permit, an air emission permit, project zoning approval, tailing facility design approval and Forestry, Treasury or Private land acquisition.

Once the facilities have been constructed, a Trial Permit from the Ministry of Health will allow Eldorado one year to demonstrate that the plant operates at standards defined in the Establishment Permit. The Ministry of Health will issue the final Project Operating Permit and the Air Emission Permit.

Construction

Construction of the Kisladag facilities will be completed in two major phases. The first phase will comprise the bulk of the infrastructure, equipment and earthworks required to process predominantly oxide ore during the first four years of operation. The second phase, in year five of operations will entail an expansion to the crushing circuit and purchase of larger mining equipment required to increase production throughput to final design capacity of 10 million tonnes per annum. There will also be minor subsequent construction phases associated with expansion of the heap leach pad and closure of the Project.

The duration of the engineering, design and construction activities will be approximately 18 months. The receipt of an Environmental Positive Certificate by the third quarter of 2003 should enable construction to commence in late 2003. The critical path activity will be procurement of long delivery process equipment. Pre-production mining activities are scheduled to commence in the fourth quarter 2003 and the crushing plant will be commissioned in the third quarter 2004. Crushed pre-production ore will be delivered to the heap leach pad for three months until full production commences. The first gold will be poured at the end of 2004.

Efemçukuru Project, Turkey

Ownership Interest

The Company owns a 100% interest in the Efemçukuru project through its wholly-owned Turkish subsidiary Tüprag. The Efemçukuru project consists of two pre-operation licenses covering 3,072 hectares.

Location and Access

The Efemçukuru project area lies near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The village of Efemçukuru, with a population of 500, located two kilometers south of the Efemçukuru project, is the nearest settlement. The project is located in hilly terrain with a range of elevation from 520 to 760 meters. Access to the Efemçukuru project is provided by various paved and unpaved roads which connect the village with other local population centres.

Geology and Mineralization

Gold mineralization is hosted by the 1,800 meter long Kestane Beleni Vein, which contains the present resource, and the less well explored Kokarpinar Vein, which is 2,500 meters in length. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances.

Mineralization occurs as open space fillings. Multi-stage breccia, quartz carbonate veinlets, cockade and laminated textures are common. Non-metallic host rock minerals include quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, and their oxidized products. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade stockwork mineralization occurs locally between ore shoots, and is relatively abundant in the hanging wall irrespective of rock type. Such stockworks are not common in the footwall.

Previous Exploration

The target identified at the Efemçukuru project is a high-grade vein-hosted gold system. A drilling program was completed by the Company in 1997 along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling was carried out to further delineate the initial identified resource of 660,000 ounces. This resulted in an increase in the resource to 1.1 million ounces contained in 2.52 million tonnes at an average grade of 13.71 grams per tonne. The drill hole pattern has been reduced to approximately 50 by 35 meters. Additional diamond drilling was carried out for hydrogeological testing in the vein structure as well as the hanging wall and foot wall rocks. Assay data from this program has been incorporated into the database for the deposit. The geological model was evaluated by Micon International in 1998 confirming a measured and indicated resource of 1.87 million tonnes @ 14.26 g/t with an inferred resource of 660,000 tonnes @ 11.99 g/t. Reserves of 784,000 ounces were established during an internal pre-feasibility study completed in 1999. The foregoing estimates of resources were made according to Australasian classification before NI 43-101 came into force, they may vary materially from estimates made in accordance with NI 43-101. The estimates use the same classifications as set out in NI 43-101 (although not separately disclosed). The estimates are provided in connection with the discussions of previous exploration.

Current Development Activities

The pre-feasibility study covering resource and reserve estimation, mining, processing and disposal of waste rock and tailings was completed in March, 1999. The planned production rate is 250,000 tonnes of ore per year yielding approximately 90,000 ounces of gold.

Revisions to the pre-feasibility study have been made to reflect the alternative of processing flotation concentrates at the Kisladag operation in a stand-alone processing circuit. This alternative has resulted in a reduction in the anticipated cash cost of production from $176 per ounce to $148 per ounce. Transporting concentrate to Kisladag will be less expensive than the original plan to transport concentrate to Sao Bento. The Company expects to begin the Efemçukuru Environmental Impact Assessement study in the third quarter 2003.

Permitting

Recent changes to the permitting process in Turkey no longer requires receipt of the Site Selection Permit prior to embarking on Environmental Impact studies. The Ministry of Environment (“MOE”) is now the sole body responsible for both the Environmental Impact Assessment (“EIA”) positive certificate and Site Selection Permit. These changes have been made to streamline the process and provide an adjudicative step at which conflicting opinions are resolved. These changes will allow the Company to proceed with the work necessary to prepare an EIA study for the property in the third quarter of 2003. Resolution of previous conflicting regulations between the central government and Izmir municipality will be resolved by the MOE.

Kaymaz Project, Turkey

Property Description

The Kaymaz Project land position consists of two pre-operation licenses, numbers ONIR 4127 and ONIR 4777, and two operation licenses numbers IR 2984 and IR 5262 with a combined area of 11,915.81 ha.

Ownership Interest

The Company owns a 100% interest in the Kaymaz Project through its wholly-owned Turkish subsidiary Tuprag Metal Madencilik San. Ve Tic. Ltd. Sti. ("Tuprag").

Location and Access

The Kaymaz project is located in western Turkey, approximately 70 kilometers east of the provincial capital of Eskisehir. The village of Kaymaz (population 3,000) is three kilometers west of the project site, which is at an elevation of about 1,100 meters on the Anatolian Plateau. Access is provided by the Ankara-Eskisehir highway, which passes two kilometers south of the Kaymaz area.

Geology and Mineralization

Gold mineralization at the Kaymaz project occurs within a sequence of deformed and altered marine sediments and associated ophiolites which were strongly metamorphosed during the Cretaceous and early Tertiary periods. Ultramafic sections were strongly serpentinized and deformed into a series of folds with north-northwest trending axis. This sequence is intruded by northeasterly dipping, sill-like bodies of the Karakaya granite.

Mineralization is believed to be epithermal in character and associated with brecciation and silicification. At Damdamca Tepe, higher grading mineralization occurs as a tabular body measuring about 180 meters in length, five to 45 meters in thickness and extending below 85 meters from surface. The zone is approximately parallel to a granite contact, and enclosed within a halo of lower grade mineralization. At Topkaya, economically significant mineralization occurs in small pod-like bodies within a zone 600 meters in length and 20 to 30 meters in horizontal width. The north-striking Kizilagil Zone, located about 1,200 meters south of Damdamca Tepe, is hosted in silicified calcschists and marbles of the basement Sivrihisar Formation and dips steeply in an easterly direction with a strike length of 275 meters and an average width of 14 meters. Located 3,500 meters south of Damdamca, the Kücük Mermerlik Tepe Zone occurs in flat-lying to gently dipping silicified serpentinites in an area unique for its lack of granite bodies.

Current Development Activities

A full feasibility study for the Kaymaz project was completed by the Company in 1997. The study proposed an open pit operation with a cyanide gold recovery plant located on site. The reserves were determined to be approximately 973,000 tonnes at an average grade of 6.04 g Au/t. Ore production was estimated at 150,000 tonnes per year, producing 25,000 ounces of gold per year at a cash cost of approximately $180 per ounce. Total capital costs were estimated at approximately $14 million. As the estimates of reserves were made before NI 43-101 came into force, they may vary materially from estimates made in accordance with NI 43-101. The estimates use the same classifications as set out in NI 43-101 (although not separately disclosed). The estimates are provided in connection with the discussion of previous exploration.

All necessary permits were obtained for the project by 1997, with the exception of the construction permit. However, litigation was commenced by third parties against the Ministry of Environment over the environmental permit previously granted for the Kaymaz project and the planned use of cyanide in the gold recovery process. An appeal from the MOE on the previous negative decision has been rejected. The Company plans to review its approach to the Project. Any subsequent material changes will require a new application for the Environment Positive Certificate and a new EIA study.

Küçükdere Project, Turkey

Ownership Interest

The Company owns a 100% interest in the Küçükdere project through Tüprag. The Küçükdere project consists of one operation license covering 9,784 hectares and one pre-operation license covering 632 hectares.

Location and Access

The Küçükdere project area is located near the west coast of Turkey, approximately 10 kilometers southeast of the town of Edremit (population 36,000) and approximately 125 kilometers north of the provincial capital of Izmir. The village of Küçükdere (population 500) is the nearest settlement and the project is located approximately one kilometers south of the village, three kilometer south of the Baliksehir-Canakkale highway.

Geology and Mineralization

Gold mineralization at Küçükdere is hosted exclusively by andesitic porphyry which was emplaced during the early Paleogene. Gold occurs as free grains within quartz and carbonate host rock in a series of quartz-carbonate veins which are subvertical with north to northeasterly strikes, or are flat-lying to northwesterly dipping with northerly to easterly strikes. Five vein zones have been identified, extending from Coraklik Tepe in the south to Firincik Tepe in the north. Within each zone, veins form a series of discontinuous lenses and pods over a strike of nearly four kilometers. Individual veins range in thickness from less than one meter to 30 meters, and vary in length from a few meters to more than 200 meters. The veins are controlled by north-northeast trending shears and dilatant zones developed in the andesite porphyry stock and are surrounded by pervasive propylitic alteration to moderate argillic alteration.

Previous Exploration

Exploration work at Küçükdere was conducted between 1989 and 1991. A feasibility study was completed by Gencor Limited in early 1992. The study was based on an open pit mining operation supported by a CIL treatment plant running at 770 tonnes per day. An environmental impact study completed by an independent Turkish engineering firm did not identify any significant adverse impacts from the proposed operation. Project permitting was initiated by submitting an environmental impact report in November 1992.

Current Development Activities

Engineering work has been conducted to resolve some of the environmental issues associated with the initial feasibility study. Revision of the previous study and environmental impact report are pending. Agricultural and land use regulations have recently been amended, thereby eliminating an impediment to further development. Further positive amendments are expected with introduction of revisions to the mining law sometime in 2003.

EXPLORATION PROPERTIES

In 2002 the Company incurred an aggregate of $2.3 million in exploration expenditures. The distribution of expenditures by region was 25% in Brazil and 75% in Turkey. The Company anticipates an expenditure of $1.5 million in 2003.

The Company’s exploration activities are directed from Vancouver, British Columbia, where all exploration projects and opportunities are evaluated and prioritised. Exploration activities at the existing mine, including exploration near the minesite, are managed from the local minesite office.

Piaba Project, Maranhão State, Brazil

Ownership Interest

The Company owns a 50% interest in the Piaba Project through its 50% ownership of Aurizona Goldfields Corporation (“Aurizona Goldfields”). The Piaba Project consists of one mining concession covering an area of 9,981 hectares. Three additional applications for exploration permits cover an additional area of approximately 20,100 hectares to the west.

The Piaba Project is being held on a care and maintenance basis. The joint venture partners have been actively soliciting offers from interested third parties to take over the project. See “Joint Ventures”.

Luziânia Project, Goias State, Brazil

Ownership Interest

The Company has transferred its interest in the Luziânia Project to its joint venture partner. The Company retains a 5% royalty interest.

JOINT VENTURES

Aurizona Regional Project, Maranhão State, Brazil

Ownership Interest

The Company and Cesbra Cia. Estanifera do Brasil are each 50% participants in an incorporated joint venture formed to pursue the exploration and development of the Piaba and Aurizona Regional Projects in Maranhão state in north-eastern Brazil. The properties consist of 42 exploration permits covering an area of approximately 367,484 hectares, together with 17 applications for exploration permits, with priority confirmed status, covering an area of approximately 152,397 hectares.

The joint venture corporation, Aurizona Goldfields Corporation, holds its mineral interests through a wholly-owned Brazilian subsidiary, Mineração Aurizona, S.A.

The Piaba Project is being held on a care and maintenance basis. The joint venture partners have been actively soliciting offers from interested third parties to take over the project.

Pedra Branca Platinum-Palladium Project, Ceará State, Brazil

The Company entered into a Joint Venture Agreement with Altoro Gold Corp. (“Altoro”) on October 8, 1999. Altoro can acquire a 70% interest in the project by spending $2.0 million on exploration on the property over a 3-year period. Altoro, at Eldorado’s discretion, can earn a 90% interest in the project by spending an additional $1.0 million. In February 2000 Altoro optioned its interest to Hunter Dickinson Inc. (“HDI”), whereby HDI can earn a 60% interest by spending $7.0 million over four years. Hunter Dickinson have declined to continue their option and the property has reverted back to Altoro. Altoro has been acquired by Solitario Resources. Solitario is continuing to explore on the property.

Kemaliya Project, Erzincan Province, Central Turkey

The Company signed an Option Agreement with Anatolia Minerals Development Ltd. whereby Anatolia can earn a 66.66 % interest in the property by spending $0.5 million over a 5-year period. In April 2000 Anatolia entered into an agreement with Rio Tinto whereby Rio Tinto can earn a 70% interest and dilute the interest of Eldorado and Anatolia in the project by spending $10.5 million in exploration and funding a feasibility study. Upon Rio Tinto fulfilling the terms of their agreement, Eldorado’s interest in the project would be diluted to 10% and Anatolia will be diluted to a 20% interest. The Company is currently negotiating an NSR agreement with Anatolia on the property.

Demir Export, Turkey

In May 2001 the Company signed an agreement with Demir Export A.S. which established the basis for joint exploration, development and subsequent exploration of metal mines in Turkey. The joint venture parties participated in reconnaissance exploration work in 2001 in the area of interest in western Turkey. In 2002 the Company spent approximately $67,000 towards a work program for the joint venture.

In April 2003 the Company signed an agreement with Demir Export A.S. which established the basis for a joint venture of the Kayseri region whereby Demir agreed to grant the Company the exclusive working right and option to enter upon and carry out exploration work on the property and if the Company elects to earn an undivided fifty percent (50%) interest in the property. The Company has allocated approximately $80,000 towards this program for 2003.

Ecstall Mining Corporation, Canada

In April 2003 the Company signed an agreement with Ecstall Mining Corporation which established the basis for a joint venture of the Dusty Mac Property, Okanagan Falls, British Columbia. Under the terms of the agreement the Company completed a private placement with Ecstall for 1,000,000 Units at a price of $0.25 per Unit. Each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant is priced at $0.35 and expire October 15, 2004.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London price fixing for gold on December 30, 2002 was $347.20 per ounce.

FOREIGN CURRENCY EXPOSURE

All of the Company’s revenues from gold sales are denominated in U.S. dollars, whereas the majority of its operating costs are denominated in the local currencies of the countries in which the Company operates. The Company monitors the economic environment, including foreign exchange rates, in these countries on an ongoing basis. To the extent feasible, the Company hedges its local currency foreign exchange exposure vis-a-vis the U.S. dollar with the objective of minimising its foreign currency denominated costs.

The foreign exchange gains/(losses) realized in the last four financial years is as follows:

December 2002	($1,046,000)
December 2001	($ 173,000)
December 2000	$ 576,000
December 1999	$ 1,157,000

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil is currently refining the Company’s gold to market delivery standards for all Brazilian production. The Company believes that no adverse effect would result if it lost the services of its current refiners, because other refiners are available.

The Company has employed a variety of hedging techniques with the objective of mitigating the impact of downturns in the gold market and providing adequate cash flow for operations. In 2002, the Company sold its gold production to bullion dealers on a spot market basis and through forward sales and other hedging agreements. As of the date of this report, the Company has no gold or currency hedges in place.

The Company’s hedging activities will depend upon an ongoing assessment of the gold market, its hedging strategy, financing restrictions and other factors.

ENVIRONMENTAL

The Company conducts mining operations in Brazil and exploration and development activities in Brazil and Turkey. Such operations are subject to various laws, rules and regulations governing the protection of the environment. The Company has adopted environmental practices designed to ensure that it complies with, or exceeds, all currently applicable environment regulations. All of the Company’s operations are in compliance in all material respects with applicable environmental legislation.

The São Bento Mine, Brazil

The São Bento Mine continues to operate within all Brazilian federal, state and local laws and regulations. In instances where environmental laws have not evolved to cover certain aspects of the operation, the Company operates within accepted world standards. Considerable emphasis continues to be directed towards improving safeguards to the environment. An example of this is the modification to plant drainage to capture all runoff in the tailings impoundment. The mine maintains a greenhouse to cultivate native species for reclamation and is currently revegetating an abandoned open pit.

In 2002 there were no incidents adversely affecting the environment. The mine began a more complete and frequent process of providing information to FEAM, the state agency in charge of environmental protection and regulation. In addition, the mine is participating in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine. Two incidents involving fish mortalities in surrounding rivers occurred in 1999. In judicial hearings held in 2002 the Company was found harmless in the incidents of fish kill. In 2003 the São Bento Mine has opened the Centre of Environmental Education estalishing environmental education programs for Company personnel and the public.

Turkey

The Company has conducted extensive environmental testing and monitoring at its Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

The recently submitted Environmental Impact Assessment report on the Kisladag Project has provided an in-depth analysis of the environmental and social impacts which the Project will generate and identified measures to be taken to mitigate these impacts. All aspects of the Project design have considered international best practices followed by the mining industry world wide to protect the environment in the short and long terms and maintain the health and safety of its workers and the community in which it operates.

EMPLOYEE RELATIONS AND PERSONNEL

As at December 31, 2002 the Company and its subsidiaries had approximately 691 (Brazil-648, Canada-12, Turkey-31) hourly workers, contractors and permanent employees world-wide. The Company also engages a number of contractors to supply work on specific projects. None of the Company’s employees belong to a union, except for the hourly workers at the São Bento mine in Brazil. Labour agreements in Brazil are mandated to one year contracts. A new labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed on August 22, 2002 for additional salary increase of 7.6%. The Company considers its employee relations to be good.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

Gold Price Volatility

The profitability of the Company’s operations is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Impact of Gold Hedging Activities

As of the date hereof, the Company has no gold hedges in place but may engage in hedging activities in the future. Hedging activities are intended to protect the Company from the fluctuations of the price of gold and to minimise the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Reserve and Resource Estimates

The proven and probable reserve figures set forth in this AIF are estimates, and there is no certainty that the indicated levels of gold production will be realized. Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, production costs or recovery rates. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Certain reserve and resource estimates included herein were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101.

Production Estimates

Estimates of future production for the São Bento Mine and for the Company as a whole are derived from the Company’s five-year mining plans. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed previously, actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by Company personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Regulatory Requirements

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.

Risk of Sovereign Investments

Virtually all of the Company’s activities and investments are located in foreign countries. The Company’s material foreign investments include operations in Brazil and exploration and development projects in Brazil and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where the Company has operations or conducts exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments. Such governments have entered into contracts with the Company and its subsidiaries, or granted permits or concessions that enable them to conduct operations or development and exploration activities on such lands. Notwithstanding such arrangements, the Company’s ability to conduct its operations or development and exploration activities on such lands is subject to changes in government policy over which the Company has no control. If such a change were to occur that affected the right of the Company or any of its subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of the Company’s operations.

Speculative Nature of Gold Exploration and Uncertainty of Development Projects

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that the Company’s gold exploration efforts will be successful. Success in increasing reserves is a result of a number of factors, including the quality of the Company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Mining/Operations Risks

The business of gold mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.

Risks of Non-Availability of Insurance

Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company’s shareholders.

Competition

The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements

Although the Company currently has sufficient financial resources to undertake its presently planned exploration and development program, further exploration on, and development of, the Company’s mineral resource properties in Brazil and Turkey will require additional capital. In addition, a positive production decision on any of the Company’s development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Title Matters

While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of Eldorado for, and as of the end of, each of the last three fiscal years for the period ended December 31. This financial information is derived from the consolidated financial statements of Eldorado which have been audited by PricewaterhouseCoopers LLP.

Selected Consolidated Financial Information

All figures in U.S. $1,000‘s except Weighted Average Number of shares and Earnings (loss) per share

	Three Months ended March 31,		Fiscal year ended December 31,
	2003 Unaudited	2002 Unaudited	2002 Unaudited	2001 Unaudited	2001 Unaudited

Revenues:	$ 9,448	$ 6,155	$ 39,296	$ 35,387	$ 52,464
Gross profit (loss)	$ 1,924	$ 1,079	$ 9,932	$ 2,950	$ 7,201
General & administrative - Net	$ 1,229	$ (844)	$ (3,821)	$ (3,469)	$ (2,587)
Exploration & development expense	$ (250)	$ (119)	$ (1,078)	$ (508)	$ (539)
Interest and financing costs	$ (192)	$ (389)	$ (1,156)	$ (2,655)	$ (3,749)
Write downs	$ --	$ --	$ (415)	$ (24)	$ (59)
Gain on disposal of mine property, plant
and equipment	$ --	$ --	$ (205)	$ 74	$ --
Reorganization and closure costs	$ --	$ --	$ --	$ (406)	$ --
Gain on sale of subsidiary	$ --	$ --	$ --	$ --	$ 297
Taxes Current	$ (118)	$ (20)	$ (1,121)	$ (155)	$ --
Deferred	$ --	$ --	$ --	$ (203)	$ (1,310)

Net earnings (loss)	$ 2,593	$ (293)	$ 2,136	$ (4,396)	$ 273

Deficit at beginning of the period:
As previously reported	$(247,649)	$(249,375)	$(249,375)	$(244,752)	$(245,185)
Change in accounting policy (Note 3)	$ --	$ (410)	$ (410)	$ (637)	$ (477)
As restated	$(247,649)	$(249,785)	$(249,785)	$(245,389)	$(245,662)

Deficit at end of the period:	$(245,056)	$(250,078)	$(247,649)	$(249,785)	$(245,389)

Earnings (loss) per share (basic and
diluted) - U.S.$	$ 0.01	$ 0.00	$ 0.01	$ (0.04)	$ 0.00
Total Assets	$ 144,347	$ 140,132	$ 140,132	$ 112,884	$ 120,553
Total Long Term Debt	$ 6,841	$ 6,796	$ 6,796	$ 17,585	$ 26,309

Quarterly Earnings
(Unaudited)

(All figures in U.S.$000's, except per share and weighted average number of share amounts)

Quarter	Revenues	Net earnings (loss)	Basic earnings (loss) per share	Fully diluted earnings (loss) per share

Mar. 31, 2003	$ 9,448	$ 2,593	$0.01	$0.01
Dec. 31, 2002	$10,095	$(1,521)	$(0.01)	$(0.01)
Sept. 30, 2002	$11,526	$ 1,764	$0.01	$0.01
June 30, 2002	$10,918	$ 1,704	$0.01	$0.01
Mar. 31, 2002	$ 6,757	$ 189	$0.00	$0.00
Dec 31, 2001	$ 7,686	$(1,321)	$(0.02)	$(0.02)
Sept 30, 2001	$ 8,048	$(1,038)	$(0.01)	$(0.01)
June 30, 2001	$ 9,279	$(1,173)	$(0.01)	$(0.01)
Mar 31, 2001	$ 9,454	$(1,091)	$(0.01)	$(0.01)

Note: The Company has changed its method of recording revenue to recording sales when the goods have been delivered and title passes to the purchaser. Previously the Company recorded revenue on a production basis at the net realized value of dore sales. The Company has applied the changes retroactively for 2002. Figures for March 31, 2002 to March 31, 2003 are re-stated using the sales method of reporting; figures for 2001 are reported using the production method.

Management’s Discussion and Analysis

Reference is made to the section entitled “Management’s Discussion and Analysis” set out in pages B6 through B9 of the Company’s 2002 Financial Review, which section is herein incorporated by reference.

MARKET FOR SECURITIES

Eldorado’s common shares are listed and posted for trading on The Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on the American Stock Exchange (the “AMEX”) under the symbol “EGO”. The common shares of Eldorado were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003.

DIVIDEND POLICY

Eldorado has not paid dividends on the common shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that the cash resources of Eldorado will be used to undertake exploration, development and expansion programs on its mineral properties as well as the acquisition of additional mineral resource properties.

DIRECTORS AND OFFICERS

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Municipality of Residence	Principal Occupation

John S. Auston(2)	Director of the Company since April 30, 2003.
Vancouver, British Columbia	President & CEO of Ashton Mining (1996 - 2000);
Canada	currently a director of Cameco Corporation and GGL
Director	Diamond Corp.

Joseph F. Conway(1)	Director of the Company since May 2000; President &
Toronto, Ontario,	Chief Executive Officer IAM Gold Corporation since
Canada	September, 1995 (formerly Repadre Capital Corp.)
Director

K. Ross Cory(1)	Director of the Company since April 2003; Senior
Vancouver, British Columbia	Vice President, Raymond James Ltd. (formerly Goepel
Canada	McDermid)
Director

Robert R. Gilmore(1)	Director of the Company since April, 2003;
Denver, Colorado	Independent Financial Consultant; formerly
United States	Chief Financial Officer of Teamshare Inc.
(2000-2002); Chief Financial Officer US Gold
Independent Financial Consultant (1997-2000)

Wayne D. Lenton(2)	Director of the Company since June, 1995;
Tucson, Arizona	Independent Mining Consulant since March, 1995
United States
Director

Hugh C. Morris(2)	Chairman of the Board of the Company since January,
Delta, B.C	1995, Acting President from November 24, 1998 to
Director & Chairman	March 24, 1999 and Acting Chief Executive Officer
of the Company from November 24, 1998 to October 1,
1999; Independent Mining Consultant since April, 1993

Dawn L. Moss	Corporate Secretary since October 27, 2000;
White Rock, B.C	Corporate Administrator of the Company from
Corporate Secretary	November 1998 to October 2000; Corporate
Development Officer of Diagem International Inc.
from February 1998 to November 1998

Name and Municipality of Residence	Principal Occupation

Earl W. Price	Chief Financial Officer since Jan 1, 2003; Vice
Vancouver, B.C	President, Finance of the Company October 2001 -
Vice President, Finance	Dec 31, 2002; Senior Operations Controller of the
Company since March, 1997

Paul N. Wright	Director of the Company since March 1999; President
Bowen Island, B.C	and Chief Executive Officer since October 1, 1999,
President, Chief Executive Officer	President and Chief Operating Officer from March,
and Director	1999 to October, 1999; Senior Vice President,
Operations from October, 1997 to March, 1999; Vice
President, Mining from July, 1996 to October, 1997

Each of the directors of Eldorado has been a director since the last annual shareholders meeting of the Company. Each of their respective terms will expire at the next annual shareholders meeting of the Company.

Directors and officers of Eldorado own or control 290,700 or approximately 0.14% of the voting common shares in the capital of Eldorado.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders. As well, additional financial information is provided in the Company’s comparative financial statements for the financial year ended December 31, 2002.

The Company will provide to any person, upon request to the Corporate Secretary of the Company, the following information:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)

one copy of the comparative financial statements of the Company for the year ended December 31, 2002 together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period subsequent to the end of its most recently completed financial year; and

(iii)	one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders of the Company that involved the election of directors, and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)

at any other time, one copy of any document referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

Document 2 — Supplement to the Glossary of Terms Included in the Annual Information Form of the Registrant for the Year Ended December 31, 2002

SUPPLEMENT TO THE GLOSSARY OF TERMS
INCLUDED IN THE ANNUAL INFORMATION FORM OF THE REGISTRANT
FOR THE YEAR ENDED DECEMBER 31, 2002

Mineral Reserve	The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Under United States standards:

“Reserve”means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

“Economically,”as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

“Legally,”as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate.

The definition for “proven mineral reserves” CIM standards differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

The definition for “probable mineral reserves” under Canadian standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource	The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

Note to U.S. Investors. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Document 3 – Audited Financial Statements of the Registrant for the Year Ended December 31, 2002

Management’s Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of The Board of Directors and Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of four members, meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

"Earl W. Price" Earl Price Chief Financial Officer	"Paul W. Wright" Paul Wright President and Chief Executive Officer

February 25, 2003

AUDITORS’ REPORT
To the Shareholders of
Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC
Canada
February 25, 2003

Comments by Auditors for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements such as the change described in Note 3 to the financial statements. Our report dated February 25, 2003 is expressed in accordance with Canadian reporting standards, which do not require reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC
Canada
February 25, 2003

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)

	2002	2001

ASSETS
Current Assets
Cash and cash equivalents	$ 37,627	$ 4,752
Restricted cash (Note 10)	--	475
Accounts receivable (Note 3)	1,380	2,965
Inventories (Note 3, 5)	5,866	5,441

	44,873	13,633
Property, plant and equipment (Note 6)	62,103	66,495
Mineral properties and deferred development (Note 6)	32,958	30,673
Investments and advances	108	122
Other assets and deferred charges (Note 7)	90	1,961

	$ 140,132	$ 112,884

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 8,225	$ 11,769
Current portion of long term debt (Note 10)	--	6,243

	8,225	18,012
Provision for reclamation costs	3,467	3,467
Deferred gain (Note 8)	1,957	5,621
Future income taxes (Note 13)	196	178
Convertible debentures (Note 9)	6,796	8,482
Long term debt (Note 10)	--	9,103

	20,641	44,863
SHAREHOLDERS' EQUITY
Share capital (Note 11)	366,046	316,406
Equity portion of convertible debentures (Note 9)	1,094	1,400
Deficit	(247,649)	(249,785)

	119,491	68,021

	$ 140,132	$ 112,884

Commitments and Contingencies (Note 14)

Approved by the Board "Wayne D. Lenton" Wayne D. Lenton Director	"Paul W. Wright" Paul Wright Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)

	2002	2001	2000

Revenue
Gold sales	$ 34,051	$ 34,443	$ 50,502
Interest and other income	5,245	944	1,962

	39,296	35,387	52,464
Expenses
Operating costs	19,027	23,446	33,220
Depletion, depreciation and amortization	10,337	8,991	11,369
General and administrative	3,238	3,296	3,163
Exploration expense	1,078	508	539
Interest and financing costs	1,156	2,655	3,749
Reclamation	--	--	674
Gain on settlement of convertible debenture (Note 9)	(463)	--	--
Foreign exchange loss (gain)	1,046	173	(576)

	35,419	39,069	52,138
Profit (loss) before the undernoted items	3,877	(3,682)	326

Writedown of assets	(415)	(24)	(59)
Reorganization costs	--	(406)	--
(Loss) gain on disposals of property, plant and equipment	(205)	74	--
Gain on disposition of subsidiary (Note 4)	--	--	297

Profit (loss) before income taxes	3,257	(4,038)	564

Taxes (Note 13)
Current	(1,121)	(155)	1,019
Future	--	(203)	(1,310)

Net income (loss) for the year	$ 2,136	$ (4,396)	$ 273

Deficit at the beginning of the year:
As previously reported	(249,375)	(244,752)	(245,185)
Change in accounting policy (Note 3)	(410)	(637)	(477)

As restated	$ (249,785)	$ (245,389)	$ (245,662)

Deficit at the end of the year	$ (247,649)	$ (249,785)	$ (245,389)

Weighted average number of shares outstanding	147,597,481	99,736,407	79,874,211

Basic Income (loss) per share - U.S.$	$ 0.01	$ (0.04)	$ 0.00

Basic Income (loss) per share - CDN.$	$ 0.02	$ (0.06)	$ 0.00

Diluted Income (loss) per share - U.S.$	$ 0.01	$ (0.04)	$ 0.00

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)

	2002	2001	2000

Cash flows from operating activities
Net income (loss) for the year	$ 2,136	$(4,396)	$ 273
Items not affecting cash
Depletion, depreciation and amortization	10,337	8,991	11,369
Future income taxes	--	203	1,310
Reclamation	--	--	(105)
Writedown of assets	415	24	59
Loss (Gain) on disposals of property, plant and
equipment	205	(74)	--
Gain on disposition of subsidiary (Note 4)	--	--	(297)
Gain on settlement of convertible debenture (Note 9)	(463)	--	--
Interest and financing costs	249	373	260
Amortization of hedging gain	(3,550)	(2,791)	(5,167)
Foreign exchange loss	1,784	789	224

	11,113	3,119	7,926
Decrease (increase) in accounts receivable	1,585	277	(1,723)
(Increase) decrease in inventories	(425)	293	(409)
(Decrease) Increase in accounts payable and accrued
liabilities	(2,985)	5,250	(2,495)
Liquidation of hedges (Note 8)	--	4,090	511

	9,288	13,029	3,810
Cash flow from investing activities
Property, plant and equipment	(5,334)	(4,513)	(4,183)
Proceeds from disposals of property, plant and
equipment	64	231	--
Mineral properties and deferred development	(2,285)	(1,231)	(1,757)
Investments and advances	37	61	(11)
Proceeds from disposals of investments and advances	--	70	--
Restricted cash	475	6,578	(3,784)

	(7,043)	1,196	(9,735)
Cash flow from financing activities
Repayment of long-term debt	(15,476)	(10,660)	(6,514)
Proceeds from disposition of subsidiary	--	--	303
Issue of common shares:
Voting - for cash	47,966	5	5,662
Special Warrants	--	--	5,840
Other assets and deferred charges	(95)	(295)	(60)

	32,395	(10,950)	5,231
Foreign exchange loss on cash held in foreign
currency	(1,765)	(823)	(259)

Net Increase (decrease) in cash and cash equivalents	32,875	2,452	(953)

Cash and cash equivalents at beginning of the year	4,752	2,300	3,253

Cash and cash equivalents at end of the year	$ 37,627	$ 4,752	$ 2,300

Supplemental cash flow information

Interest paid	$ 937	$ 1,725	$ 3,020

Income tax paid	$ 382	$ 102	$ 1,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

1.   Nature of operations

Eldorado Gold Corporation (“Eldorado”, or “Company”) is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.   Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado’s subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

•	Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
•	Non-monetary assets are translated at historical rates;
•	Revenue and expense items are translated at the average rate for the year; and
•	Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with institutions which are believed to be creditworthy.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below:

Mineral properties and capitalized development costs for an underground operation — where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied.

Buildings, machinery, mobile and other equipment — depreciated on a straight-line basis over the life of the mine.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

For accounting periods beginning on or after April 1, 2003, the Company will be required to adopt the recommendations of CICA Handbook section 3063 “Impairment of Long-Lived Assets”. This harmonises the existing rules for recognition and measurement of Long Lived Assets with U.S. GAAP, specifically SFAS No. 144.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers whether the carrying value should be reduced.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to risks and uncertainties which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and are being amortized to operations over the life of such indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Environmental reclamation, rehabilitation and mine closure costs

Expenditures related to environmental protection, reclamation and site restorations undertaken during mine operations are expensed as incurred. Costs to be incurred at, or subsequent, to the closing of a mine are estimated and charged against operations over the estimated life of the mine or until it is estimated an adequate provision exists.

In December 2002, the Accounting Standards Board approved a standard on accounting for asset retirement obligations. The standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. The liability would be recognized initially at discounted fair value and the resulting amount would be capitalized as part of the asset. The new rules are effective for fiscal years beginning on or after January 1, 2004, but earlier application is encouraged.

Revenue recognition

Revenues from the sale of bullion are recognized when the goods have been delivered and title passes to the purchaser.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Share option plan

Effective January 1, 2002, the Company adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to awards granted on or after the date of adoption.

As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees under our stock based compensation plan. Accordingly, no compensation cost will be recognized for stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided the pro forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation. Details of pro forma net income and net income per share are set out in note 11.

Consideration paid for shares on exercise of the share options is credited to share capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share includes the same numerator but the denominator is increased to include the number of additional common shares that would have been issued if potentially dilutive common shares had been issued (such as common share, issued on exercise of employee stock options).

3.   Change in Accounting Policy

The Company has changed its method of recording revenue to recording sales when the goods have been delivered and title passes to the purchaser. Previously the Company recorded revenue on a production basis at the net realized value of dore sales. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Income Statement	2002	2001	2000

Revenue before change	$ 35,404	$ 33,523	$ 51,455
Change in accounting policy	(1,353)	920	(953)

Revenue after change	$ 34,051	$ 34,443	$ 50,502

Operating costs before change	$ 19,600	$ 22,753	$ 34,013
Change in accounting policy	(573)	693	(793)

Operating costs after change	$ 19,027	$ 23,446	$ 33,220

Net Income before change	$ 2,916	$(4,623)	$ 433
Change in accounting policy	(780)	227	(160)

Net Income after change	$ 2,136	$(4,396)	$ 273

Basic income (loss) per share before change - U.S.$	0.01	(0.05)	0.01
Change in accounting policy	--	0.01	(0.01)

Basic income (loss) per share after change - U.S.$	0.01	(0.04)	--

Diluted income (loss) per share before change - U.S.$	0.01	(0.05)	0.01
Change in accounting policy	--	0.01	(0.01)

Diluted income (loss) per share after change - U.S.$	0.01	(0.04)	--

Balance Sheet

Accounts receivable before change	$ 3,513	$ 3,747	$ 4,944
Change in accounting policy	(2,133)	(782)	(1,702)

Accounts receivable after change	$ 1,380	$ 2,965	$ 3,242

Inventories before change	$ 4,923	$ 5,069	$ 4,669
Change in accounting policy	943	372	1,065

Inventories after change	$ 5,866	$ 5,441	$ 5,734

4.   Sale of Mexican Subsidiaries

Effective November 1, 2000, the Company sold its Mexican subsidiaries to Conservación y Se&ntidle;alamiento Vial and Exploraciones Mineras del Desierto S.A. de C.V. The financial statements include the results of operations of the subsidiaries for the period from January 1, 2000 to October 31, 2000. A gain of $297 was recorded as a result of this disposal.

5.   Inventories

	2002	2001

In process inventory	$1,480	$1,347
Materials and Supplies	4,386	4,094

	$5,866	$5,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

6.   Property, Plant and Equipment

	2002	2001

Property, plant and equipment
Sao Bento mine	$ 108,857	$ 104,381
Accumulated depreciation and depletion	(47,121)	(38,254)

	$ 61,736	$ 66,127

Office furniture and equipment	$ 2,012	$ 1,838
Accumulated depreciation	(1,645)	(1,470)

	$ 367	$ 368

Total property, plant and equipment	$ 62,103	$ 66,495

Mineral properties and deferred development	$ 32,958	$ 30,673

	$ 95,061	$ 97,168

7.   Other Assets and Deferred charges

	2002	2001

Deferred financing charges for:
Convertible Debenture	$ 90	$ 178
Long term debt	--	1,224

	$ 90	$1,402
Cash security deposits	--	559

	$ 90	$1,961

8.   Deferred Gain

Eldorado recorded a deferred gain of nil in 2002, $4,090 in 2001 and $511 in 2000 as a result of liquidating a portion of its hedging position. The remaining hedging gains of $1,957 will be taken into income over the years for which the hedges were originally established per the table below.

	2003	2004

Deferred gain (loss)	$2,286	$(329)

9.   Convertible Debentures

	2002	2001

Debentures	$6,796	$8,482

Equity portion of convertible debentures	1,094	1,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

9.   Convertible Debentures (continued)

Debentures maturing November 1, 2004

On June 20, 2002, the Company agreed, by private contract, to purchase $2,000 of the convertible debentures for a purchase price of 1,597,867 common shares of the Company. These common shares were issued on July 17, 2002. As a consequence of this transaction, the debt and equity components were reduced by $1,863 and $306, respectively, and a gain on settlement of $463 was recognized in earnings, offset by $32 in deferred costs charged to share capital as a share issue cost.

The instrument has been accounted for as a debt instrument, at its present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt will be accreted to its face value over the term of the debentures. The face value of the convertible debentures is $7,150 at December 31, 2002 (December 31, 2001 — $9,150).

10.  Long Term Debt and Restricted Cash

	2002	2001
Restricted Cash
Reserve account	$ --	$ 475

	$ --	$ 475

Long term debt
Corporate loan facility	$ --	$ 15,103
Energold Mining Ltd. loan	--	243

	$ --	$ 15,346
Current portion	--	(6,243)

	$ --	$ 9,103

Commencing on March 31, 1999 the Company, as part of the Amended and Restated Credit Agreement (the “ARCA”) with NM Rothschild & Sons Ltd. (“NM Rothschild”), agreed to the establishment of a Reserve account in which the Company agreed to deposit cash quarterly under certain circumstances. The purpose of this account was to serve as a reserve against future payments of principal, interest and other amounts due under the Loan Agreement. As at December 31, 2002 the amount held in the Reserve account was $Nil (2001 — $475).

As at December 31, 2001, the total debt outstanding was $15,103, which was made up of $13,909 of loan and $1,194 of accrued fees payable at the time of final principal payment. The loan bore an interest of LIBOR plus 2.5%, which was 4.5806% at December 31, 2001.

On November 25, 2002, the remainder of the debt outstanding was fully paid.

Energold Mining Ltd.

In November of 2001 the Company paid Energold an amount of $71 (Cdn.$112,000) as partial cash settlement on the note and amended the maturity date on the promissory note. This loan was fully paid on May 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital

(a)   Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2001	Shares Issued	Amount

Shares at beginning of the year	84,040,314	$ 310,527
Shares for exercised stock options	35,000	5
Shares for cash consideration	18,245,458	5,874

Shares at December 31, 2001	102,320,772	$ 316,406

2002

Shares at beginning of the year	102,320,772	$ 316,406
Shares for exercised stock options	1,450,000	468
Shares for cash consideration - Financing	88,273,810	42,536
Shares for cash consideration - Warrants	12,600,561	5,008
Shares for conversion of Convertible Debenture	1,597,867	1,674
Shares returned to Treasury	(39,000)	(46)

Shares at December 31, 2002	206,204,010	$ 366,046

On November 24, 2000, the Company completed a private placement of 18,245,458 special warrants at a price of Cdn$0.55 per Special Warrant to raise gross proceeds of Cdn$10,035,000 (US$6,520). Net proceeds received after payment of all expenses related to the offering were $5,874. Each special warrant was exercised without further payment of additional consideration for a unit consisting of one common share of the Company and one half of a share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of Cdn$0.80 per common share until February 22, 2003. During the year, 4,823,634 warrants at $0.80 and 1,824,546 compensation options at $0.55 were issued for a total of 6,648,180 shares for the above.

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrant to raise gross proceeds of Cdn$25,000,000 (US$15,728). Net proceeds after payments of all expenses relating to the offering were Cdn$22,957,000 (US$14,439). Each special warrant entitled the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado’s Underwriters in respect of the sale of the special warrants, the agents received a cash commission, and compensation warrants exercisable without payment of additional consideration of 5,952,381 special warrants at Cdn$0.49. All compensation options have been exercised at a price of Cdn$0.49.

During 2002 a total of 12,600,561 shares were issued for the above warrants and proceeds of $5,008 were received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

On December 23, 2002, the Company completed a financing of 28,750,000 units at a price of Cdn$1.60 per unit with a syndicate of underwriters for a gross proceeds of Cdn$46,000,000 (US$29,637). Net proceeds after payments of all expenses relating to the offering were Cdn$43,605,000 (US$28,097). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$2.00 until December 23, 2003.

(b)   Share option plan

As at December 31, 2002, the Company has a share option plan as described below. No compensation expense is recognized in operations for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

The Company established a share purchase option plan (“the Plan”) in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the terms and status of Company’s outstanding options at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding Options	Weighted Average Exercise Price
2001

Outstanding options as at January 1, 2001	6,513,143	$ 0.84
Granted	2,349,150	0.30
Exercised	(35,000)	0.24
Expired/Cancelled	(4,347,793)	1.05

Outstanding and exercisable options as at December 31, 2001	4,479,500	$ 0.51

2002

Outstanding options as at January 1, 2002	4,479,500	$ 0.51
Granted	1,992,500	0.83
Exercised	(1,450,000)	0.51
Expired/Cancelled	(597,000)	1.10

Outstanding options as at December 31, 2002	4,425,000	$ 0.58

Exercisable options as at December 31, 2002	4,198,333	$ 0.53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

The following table summarizes information about share options granted during the twelve months ended December 31, 2002:

Shares	Weighted average exercise price Cdn$

1,432,500	0.71
145,000	0.70
75,000	0.71
90,000	1.32
250,000	1.46

1,992,500	0.83

As at December 31, 2002, options to purchase up to 1,285,358 (December 31, 2001 – 2,680,858) shares remained available to be granted under the Plan. Summaries of the Company’s options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of Exercise Prices ($)	Number Outstanding at December 31, 2002	Weighted-Average Life Remaining (years)	Weighted Average Exercise Price ($)

Less than 0.4	1,641,000	3.15	0.30
0.41 to 0.50	716,500	1.63	0.49
0.51 to 0.60	50,000	3.15	0.51
0.61 to 0.70	445,000	2.67	0.68
0.71 to 0.80	1,182,500	4.09	0.71
Greater than 0	390,000	4.14	1.37

Total	4,425,000	3.20	0.58

Stock Options (Cdn$)

Range of Exercise Prices ($)	Number Outstanding at December 31, 2002	Weighted-Average Life Remaining (years)	Weighted Average Exercise Price ($)

Less than 0.4	2,351,000	4.15	0.29
0.41 to 0.50	891,500	2.56	0.49
0.51 to 0.60	50,000	4.15	0.51
0.61 to 0.70	300,000	2.96	0.67
0.71 to 0.80	219,000	1.05	0.80
Greater than 0	668,000	1.54	1.12

Total	4,479,500	3.21	0.51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

As discussed in note 1, the Company adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 during the year. The recommendations of CICA 3870 are applied prospectively to awards granted on or after the date of adoption and therefore pro forma charges for the year include only those options granted in 2002.

Had the Company determined compensation costs for this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

December 31, 2002

Net earnings for the period	As reported	$ 2,136
	Pro forma	$ 1,660

Basic and diluted earnings per share	As reported	$ 0.01
	Pro forma	$ 0.01

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2002

Average risk-free interest rate	Ranging from 4.24% to 4.71%
Expected life	5 years
Expected Volatility	50%
Expected dividends	nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

The following table summarizes information about the warrants outstanding as at December 31, 2002 and 2001.

	Outstanding Warrants	Weighted Average Exercise Price (Cdn$)

Warrants outstanding at December 31, 2001 and 2000	13,872,729	0.90

Warrants outstanding at January 1, 2002	13,872,729	0.90
Granted during - 2002	15,287,273	1.93
Exercised	(4,823,634)	0.80
Cancelled	(4,750,000)	1.10

Warrants outstanding at December 31, 2002	19,586,368	1.68

Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (years)	Exercise Price (Cdn.$)
5,211,368	0.14	0.80
14,375,000	0.98	2.00

(c)    Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares and to the 8.25% convertible subordinated unsecured debentures. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a “permitted bid” which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

(d)   Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 147,597,481 (2001 – 99,736,407, 2000 – 79,874,211). Diluted net income per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year end. The effect of common stock options and warrants on the net loss per share in 2001 was not reflected as to do so would be anti dilutive. The number of shares for the diluted net income per share calculation for 2002 and 2000 were 149,395,784 and 80,456,643 respectively.

12.   Financial Instruments

Fair value of financial instruments

At December 31, 2002 and 2001, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado’s other recognized financial instruments are as follows:

2001	Carrying Amount	Estimated fair value

Financial Assets
Forward Gold Sales contracts	$ --	$ 100
Investments	122	122
Financial Liabilities
Convertible debentures (including equity portion)	$ 9,882	$ 6,895
Long term debt	15,346	15,346
2002
Financial Assets
Investments	$ 108	$ 108
Financial Liabilities
Convertible debentures (including equity portion)	$ 7,890	$ 6,184

Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of gold hedge contracts. The Company’s exposure to credit risk in the event of non-performance by counterparties in connection with its metal forward contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company has minimized its credit risk by monitoring the financial conditions of its counterparty and by dealing with large creditworthy institutions. The Company has no credit risk on its derivatives as it delivered into its outstanding hedge book during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

13.   Taxes

Details of income tax expense related to operations are as follows:

	2002	2001	2000

Income Taxes
Recovery (Expense)
Current
Canada	$ 45	$ 158	$ 1,297
Foreign	(1,166)	(313)	(278)
Future
Canada	--	(203)	(1,310)
Foreign	--	--	--

	$(1,121)	$(358)	$ (291)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2002%	2001%	2000%

Statutory Rate	39.62	(44.62)	45.62
Losses not recognized net of income
not subject to tax	(42.93)	14.95	70.78
Gain on disposition of subsidiary not taxable	--	--	(12.45)
Temporary differences not recorded	--	--	(90.96)
Non-deductible expense and other items	37.73	38.53	38.60

Effective income tax rate	34.42	8.86	51.59

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004	2008	2009

$2,958	$2,601	$3,712

In addition, the Brazilian subsidiaries have losses of $108,651, which can be used to offset taxable income and $95,913 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

13.   Taxes (continued)

Significant components of Eldorado's future income tax assets (liability) excluding losses at December 31 were as follows:

	2002	2001

Mineral properties	3,875	4,262
Capital assets	836	694
Undistributed earnings of a subsidiary	(196)	(178)
Other	2,832	1,510

	7,347	6,288
Valuation allowance	(7,543)	(6,466)

Future income tax liability	(196)	(178)

14.   Commitments and Contingencies

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

15.   Segmented Information

All of Eldorado’s operations are related to the gold mining industry. In 2002 and 2001 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey.

	Twelve months ended December 31 2002	Twelve months ended December 31 2001	Twelve months ended December 31 2000

Gold sales
Sao Bento Mine	$ 34,051	$ 34,443	$ 38,386
La Colorada Mine	--	--	12,116

	34,051	34,443	50,502

Operating costs
Sao Bento Mine	19,027	23,446	21,863
La Colorada Mine	--	--	12,031

	19,027	23,446	33,894

Depletion, depreciation and amortization
Sao Bento Mine	9,034	8,415	7,815
La Colorada Mine	--	--	3,223

	9,034	8,415	11,038

Corporate expenses, net of interest and other income	(1,035)	(5,756)	(4,705)
Exploration expense	(1,078)	(508)	(539)
Writedown of assets	(415)	(24)	(59)
Reorganization costs	--	(406)	--
(Loss) gain on disposals of property, plant and equipment	(205)	74	--
Gain on disposition of subsidiary	--	--	297

Profit (loss) before income taxes	3,257	(4,038)	564

Taxes
Current	(1,121)	(155)	1,019
Future	--	(203)	(1,310)

Net income (loss) for the year	$ 2,136	$(4,396)	$ 273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

15.   Segmented Information (continued)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Segment assets
Sao Bento Mine	$ 73,406	$ 78,445

Total assets for reportable segments	73,406	78,445
Mineral properties and deferred development	32,958	30,673
Other	33,768	3,766

	$ 140,132	$ 112,884

Revenues by geographic area
North America	$ 108	$ 218	$ 12,790
South America	39,184	35,156	39,644
Turkey	4	13	30

	$ 39,296	$ 35,387	$ 52,464

Net Income by geographic area
North America	$ (4,886)	$ (6,292)	$ (8,629)
South America	7,637	2,221	9,031
Turkey	(530)	(222)	(152)
Australia	(85)	(103)	23

	$ 2,136	$ (4,396)	$ 273

Assets by geographic area
North America	$ 33,023	$ 3,324
South America	73,637	78,601
Turkey	33,468	30,959
Australia	4	--

	$ 140,132	$ 112,884

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

16.    Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2002	2001	2000
Operating activities
Foregiveness of amounts owed by the company	$ --	$ --	$(1,459)

	$ --	$ --	$(1,459)

Investing activities
Foregiveness of amounts owed by the company	$ --	$ --	$ 1,459

	$ --	$ --	$ 1,459

Financing activities
Long term debt fee accrual	$ (56)	$ (494)	$ (405)
Increase in long term debt	56	494	405
Interest accrual on convertible debentures	177	179	159
Settlement of convertible debentures	1,686	(179)	(159)
Gain on conversion of convertible debentures	(463)	--	--
Shares issued for convertible debentures	(1,674)	--	--
Share issue costs for convertible debentures	(32)	--	--
Equity portion of convertible debentures	306	--	--

	$ --	$ --	$ --

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

17.   Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

	Twelve months ended December 31,
	2002	2001	2000

	$	$	$

Net earnings (loss) for the period
reported under Canadian GAAP	2,136	(4,396)	273
Add (deduct)
Property, plant and equipment costs (a)	(14,915)	--	--
Exploration costs (a)	(2,285)	(1,231)	(1,757)
Deferred gain amortization - Canadian GAAP (b)	(2,395)	(903)	--
Forward gold sales contracts - U.S. GAAP (b)	1,869	1,429	--
Accretion on convertible
debentures (c)	177	179	161
Gain on settlement of convertible
debentures - Canadian GAAP (c)	(463)	--	--

(Loss) net earnings for the period
under U.S. GAAP before extraordinary items	(15,876)	(4,922)	(1,323)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	294	--	--

(Loss) net earnings for the period after
extraordinary items but before comprehensive
income adjustments	(15,582)	(4,922)	(1,323)

Net earnings (loss) per common
share - U.S. GAAP before and after
extraordinary items
Basic and diluted	(0.11)	(0.05)	(0.02)

Other comprehensive income
Opening balance	5,195	--	--
Gold sales contracts (b)	(3,238)	5,195	--

Closing balance	1,957	5,195	--

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2002	2001	2000

	$	$	$

Shareholders' equity reported under
Canadian GAAP	119,491	68,021	72,378

Cumulative adjustments to shareholders' equity
add (deduct)

Property, plant and equipment costs (a)	(14,915)	--	--
Exploration costs (a)	(16,036)	(13,751)	(12,520)
Forward gold sales contracts (b)	--	100	--
Deferred gain on gold sales contracts (b)	1,957	5,621	--
Accretion on convertible debentures (c)	909	732	553
Equity portion of convertible debentures (c)	(1,094)	(1,400)	(1,400)
Gain on settlement of convertible
debentures - Canadian GAAP (c)	(463)	--	--
Gain on settlement of convertible
debentures - U.S. GAAP (c)	294	--	--

Shareholders' equity under U.S. GAAP	90,143	59,323	59,011

Total assets reported under
Canadian GAAP	140,132	112,884	120,553
Add (deduct)
Property, plant and equipment costs (a)	(14,915)	--	--
Exploration costs (a)	(16,036)	(13,751)	(12,520)
Forward gold sales contracts (b)	--	100	--

Total assets under U.S. GAAP	109,181	99,233	108,033

Total liabilities reported under
Canadian GAAP	20,641	44,863	48,175
Add (deduct)
Deferred gain on gold sales contracts (b)	(1,957)	(5,621)	--
Convertible debentures (c)	354	668	847

Total liabilities under U.S. GAAP	19,038	39,910	49,022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2002	2001	2000

	$	$	$

Cash flows from operating activities
Net earnings (loss) under Canadian GAAP	9,288	13,029	3,810
Exploration costs	(2,285)	(1,231)	(1,757)

Cash flows from operating activities
under U.S. GAAP	7,003	11,798	2,053

Cash flows from investing activities under
Canadian GAAP	(7,043)	1,196	(9,735)
Exploration costs	2,285	1,231	1,757

Cash flows from investing activities
under U.S. GAAP	(4,758)	2,427	(7,978)

Cash flows from financing activities
under Canadian and U.S. GAAP	32,395	(10,950)	5,231

Foreign exchange loss on cash
held in foreign currency	(1,765)	(823)	(259)

Increase (decrease) in cash and
cash equivalents	32,875	2,452	(953)

Cash and cash equivalents -
Beginning of period	4,752	2,300	3,253

Cash and cash equivalents -
End of period	37,627	4,752	2,300

Additional supplementary cash
flow information
Forward gold sales contracts	100	(100)	--

a)   Property, plant and equipment and exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses all exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and upon completion of a feasibility study, subsequent exploration and development costs on the property are capitalized. The capitalized costs of such properties are then assessed periodically for potential impairment of carrying values. If the carrying value can not be recovered on this basis the mineral properties would be written down to fair value. During 2002, the Company has written down its São Bento mine by $14,195.

The costs of acquiring mineral rights to properties are capitalized, although the carrying value of such costs are assessed on a periodic basis to ensure they can be recovered on an undiscounted cash flow basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

b)   Forward gold sales contracts and foreign exchange purchase commitments

Derivative instruments

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133) effective January 1, 2001. SFAS No. 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in a derivative’s fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the Company’s financial instruments as hedges for U.S. GAAP purposes under SFAS No. 133. Gains from hedges previously closed out are classified in other comprehensive income on transition to SFAS No. 133.

c)   Convertible debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the debentures as a liability at their face value.

As described in note 9, a portion of the convertible debentures was settled during 2002, resulting in a gain of $463 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $294 and would be classified as an extraordinary item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

d)   Stock compensation

As described in note 11 to the consolidated financial statements, the Company has granted stock options to directors and employees. For U.S. GAAP purposes, SFAS No. 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS No. 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company’s shares at the date of grant, no adjustment for compensation expense is required. Under SFAS No. 123, where a Company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 50%, and risk free interest rates which range from 4.24% to 4.71% for 2002, 4.40% to 5.56% for 2001, 5.92% to 6.50% for 2000.

Pro forma information for the years presented is as follows:

	Twelve months ended December 31,
	2002	2001	2000

	$	$	$

(Loss) for the period in
accordance with U.S. GAAP	(15,582)	(4,922)	(1,323)
Compensatory fair value of options
granted	(476)	(307)	(353)

Pro forma (loss) in
accordance with U.S. GAAP	(16,058)	(5,229)	(1,676)

Pro forma (loss) per
share in accordance with U.S.
GAAP - basic and diluted	(0.11)	(0.05)	(0.02)

e)    New accounting standards

Issued in June 2001 was SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is assessing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

In April 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical correction”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of others”. This classifies the requirements of FASB Statement No. 5 relating to the guarantor’s accounting for, and disclosures of, the issue of certain types of guarantees.

In December, 2002 the FASB issued SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, An Amendment of FASB Statement No. 123". SFAS 148 provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock based compensation.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objective of this is to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or “VIE’s”) and how to determine when and which business enterprize should consolidate the VIE.

PRODUCTION HIGHLIGHTS

	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002	Fourth Quarter 2001	2002	2001

Gold Production
Ounces	16,963	27,702	28,469	30,399	23,001	103,533	102,841
Cash Operating Cost ($/oz)	166	195	185	183	193	184	216
Total Cash Cost ($/oz)1	171	201	189	189	199	189	221
Total Production Cost ($/oz)2	310	296	259	274	287	282	306
Realized Price ($/oz) 3	292	304	307	320	296	308	298

Sao Bento Mine, Brazil
Ounces	16,963	27,702	28,469	30,399	23,001	103,533	102,841
Tonnes to Mill	89,342	96,519	100,185	95,249	94,500	381,295	417,609
Grade (grams / tonne)	9.85	9.23	8.87	10.01	8.67	9.47	9.13
Cash Operating Cost ($/oz)	166	195	185	183	193	184	216
Total Cash Cost ($/oz)1	171	201	189	189	199	189	221
Total Production Cost ($/oz)2	310	296	259	274	287	282	306

1	Cash Operating Costs plus royalties and the cost of off-site administration.
2	Total Cash Cost plus depreciation, amortization and reclamation.
3	Excludes amortization of deferred gain.

Document 4 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for 2002 with those of the previous two years. In order to obtain a comprehensive understanding of the Company’s financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying notes starting on page 3. The auditors’ report to shareholders is on page 2.

Eldorado’s consolidated financial statements are expressed in United States (“U.S.”) dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on our results of operations and financial position except as described in note 17 to the consolidated financial statements (page 24 through 28).

Overview

Eldorado is a North American based gold producer. We own and operate a gold mine in Brazil, develop gold mineralized properties into mines and acquire precious mineral properties for exploration. Our goal is to operate safely, with regard to social and ethical responsibilities. We are focused on delivering value to our shareholders, and our share price increased 666% in 2002, beginning the year at Cdn$0.27 and ending the year at Cdn$2.07. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on January 23, 2003 began trading on the American Stock Exchange (“AMEX”).

        As a result of listing on the AMEX, Eldorado elected to change its accounting policy for revenue recognition from the production method to the sales method. The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser while the production method recognizes gold sales when produced as doré at the mine site. The financial statements for 2002, 2001 and 2000 have been restated to reflect this change.

The Company’s São Bento mine (“São Bento” or “the mine”), located 100 km from the city of Belo Horizonte in Minas Gerais State, is the fourth largest gold mine in Brazil. The mine produced over 100,000 ounces of gold in 2002 at a cash cost of $184 per ounce. We also own two significant gold development properties in Turkey. The Kisladag property is in the final stages of permitting and a bankable feasibility study will be complete in 2003. We have completed a pre-feasibility study for our Efemçukuru property, which is pending future development upon completion of the construction of the Kisladag mine.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Our operating and financial results for the year ended December 31, 2002 improved significantly from 2001. The Company raised $47,966 in new equity, paid off its outstanding bank debt, liquidated the outstanding gold hedge position and recorded low total cash costs per ounce at the São Bento mine. We met or exceeded all the objectives established in our 2002 operating plan.

For 2002, Eldorado had revenues of $39,296 and earnings of $2,136. This represents basic and diluted earnings per share of $0.01, compared with a loss of $0.04 per share in 2001, and $0.00 per share in 2000.

Eldorado is in excellent financial condition. The Company is generating free cash flow and at December 31, 2002 had $37,627 in cash and short-term deposits. We have no bank debt and $7,150 of convertible debt due in November 2004. In 2002, we liquidated our gold hedge position and our production currently remains unhedged. This will allow our shareholders to participate fully in the rising gold price environment forecast for 2003.

Financial Results	2002	2001	2000

Revenue	$ 39,296	$ 35,387	$ 52,464

Earnings (loss)	$ 2,136	$ (4,396)	$ 273
Per Share: Basic	$ 0.01	$ (0.04)	$ --
Per Share: Diluted	$ 0.01	$ (0.04)	$ --

Realized gold price ($/oz's Sold)	$ 306	$ 299	$ 304
Actual average spot gold price ($/oz)	$ 310	$ 271	$ 279

Total cash cost ($/oz sold)	$ 191	$ 223	$ 223

Operating Results

Gold Production (oz)	103,533	102,841	152,436
Gold Sold (oz)	99,659	105,349	149,143
Sao Bento Mine (oz's Produced)	103,533	102,841	112,950

Sao Bento Mine (oz's Sold)	99,659	105,349	109,657
Sao Bento Mine Production costs ($/oz)
Cash Operating Costs	$ 184	$ 216	$ 195
Total Cash Cost	$ 189	$ 221	$ 201
Non-Cash Cost	$ 93	$ 85	$ 69

Total Production Cost	$ 282	$ 306	$ 270

Consolidated Financial Results of Operations

Cash flow from operations for 2002 was $9,288, compared with $13,029 for 2001 and $3,810 for 2000. Earnings for 2002 were $2,136 ($0.01 per share basic and diluted), compared with a loss of $4,396 ($0.04 per share basic and diluted) for 2001, and earnings of $273 ($0.00 per share basic and diluted) for 2000.

Revenues of $39,296 for 2002 were up 11.0% from 2001 and down by 32.5% from 2000 due to the sale of our operations in Mexico. Cash and short-term investments, at December 31, 2002, totalled $37,627, compared with $4,752 (excluding $475 in restricted cash) for 2001.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Gold production at São Bento in 2002 was 103,533 ounces at a cash cost of $184 per ounce. This compares with production of 102,841 ounces at a cash cost of $216 per ounce for 2001 and production of 112,950 ounces at a cash cost of $195 per ounce for 2000.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion was sold in 2002 to NM Rothschild & Sons against the Company’s hedge book. In November 2002, we made the final delivery into our remaining gold hedge position.

Revenue	2002	2001	2000

Gold	$30,501	$31,498	$45,318
Effects of hedging	3,550	2,945	5,184

Total Gold Sales	$34,051	$34,443	$50,502
Interest and other income	5,245	944	1,962

	$39,296	$35,387	$52,464

The decrease in this year’s gold revenue is due to lower volumes of gold sold by São Bento, offset by lower gold prices realized from the prior two years due to a higher hedged gold price. São Bento sold 99,659 ounces of gold in 2002 at a realized price of $306 per ounce compared to 105,349 ounces in 2001 at a realized price of $299 per ounce and 109,657 ounces in 2000 at a realized price of $304 per ounce.

In 2002, we liquidated our gold hedge position and expect to remain unhedged during 2003. The Company anticipates higher gold prices in 2003 compared to the average spot price of $310 per ounce in 2002. We are forecasting a gold price of $350 per ounce in 2003.

Revenue includes a hedging gain for 2002 of $36 per ounce compared to $28 per ounce in 2001 and $35 per ounce in 2000. The hedging gain results from the liquidation of a portion of the Company’s hedge book in the years 1998 through 2001. The funds obtained from these liquidations were used to reduce bank debt and fund working capital needs during the extended period of depressed gold prices. Canadian GAAP requires that gains or losses earned on liquidated gold hedges prior to the original scheduled delivery dates be recorded on the balance sheet and amortized to the Profit and Loss statements as originally scheduled. We forecast an additional hedging gain amortization of $2,286 in 2003, with an amortization loss of $329 occurring in 2004.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Expenses

Operating expenses at São Bento were $19,027 for 2002, compared with $23,446 for 2001 and $21,863 for 2000. The Company’s operating expenses consist of the total cash cost of production at São Bento, as shown below.

Production Highlights	2002	2001	2000

Gold Production
Ounces	103,533	102,841	152,436
Cash Operating Cost ($/oz)	184	216	219
Total Cash Cost ($/oz)	189	221	223
Total Production Cost ($/oz)	282	306	296
Realized Price ($/oz produced)	308	298	303

Sao Bento Mine, Brazil
Ounces	103,533	102,841	112,950
Ore Tonnes	381,295	417,609	525,893
Grade (grams/tonne)	9.47	9.13	7.95
Cash Operating Cost ($/oz)	184	216	195
Total Cash Cost ($/oz)	189	221	201
Total Production Cost ($/oz)	282	306	270

Depreciation, depletion and amortization expenses of $10,337 are largely recorded on the life-of-mine method.

Corporate administration expense for 2002 was $3,238, similar to 2001 of $3,296 and $3,163 for 2000. In 2001, the Company incurred a one-time charge of $406 for restructuring the corporate offices. Administration expense in 2003 should be on par with that of 2002.

Exploration expenses for 2002 were $2,285 compared to $1,231 in 2001 and $1,757 in 2000. For the past three years, we have been severely limited by our cash availability to pursue greenfield exploration opportunities. Most of our exploration expenditures during these years were in payment of landholding and care and maintenance costs in Brazil and Turkey. With the improvement of our debt and cash position, we are planning to increase our exploration budget in 2003.

Other Income (Expense)

Interest and other income for 2002 was $5,245, compared with $944 in 2001 and $1,962 in 2000. The significant other income of $5,405 for 2002 and $500 for 2001 represent insurance funds received from Brasil Resseguros S.A. (the “IRB”) to repair the #2 autoclave at São Bento and for business interruption insurance during the repair offset by other expenses of $160.

Income taxes

Tax expense for 2002 was $1,121, compared to $358 in 2001 and $291 in 2000. The significant tax of $1,104 relates to Brazilian withholding taxes on the inter-company loan and $17 in B.C. capital and corporate tax.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Earnings (loss) for the year

Eldorado generated earnings of $2,136 for 2002, largely the result of completing the repair of the #2 autoclave under budget, thereby releasing $5,405 of contingency to other income. This compares with a loss of $4,396 in 2001 and a profit of $273 in 2000. Earnings per share for 2002 were $0.01 ($0.01 diluted), compared to a loss of $0.04 per share and earnings of $0.00 per share, on both a basic and diluted basis, for 2001 and 2000.

Eldorado believes that the improved gold price in January 2003 will result in an average gold price of $350 per ounce for the year. With this gold price, the Company forecasts 2003 to be another profitable year.

Operational Review

Sao Bento Mine	2002	2001	2000
Operating Data

Gold Production
Ounces	103,533	102,841	112,950
Cash Operating Costs ($/oz)	$ 184	$ 216	$ 195
Total Cash Costs ($/oz)	$ 189	$ 221	$ 201
Total Production Costs ($/oz)	$ 282	$ 306	$ 270
Realized Price ($/oz produced)	$ 308	$ 298	$ 303

Sao Bento Mine
Tonnes to Mill	381,295	417,609	525,893
Grade (grams/tonne)	9.47	9.13	7.95
Average Mill Grade	8.93	8.60	7.14
Average Recovery Rate (%)	92.6	91.4	92.5

Cash and total production cost per ounce of gold are presented above in accordance with the Gold Institute Standard for the years ended December 31, 2002, 2001 and 2000. Consolidated cash and total production cost per ounce for gold mining operations have been derived from amounts included in sales revenues, cost of sales, and depreciation and depletion in the consolidated statements of earnings.

Average total cash costs for São Bento in 2002 were $189 per ounce compared to $221 per ounce in 2001 and $201 in 2000. Total production costs were $282 per ounce in 2002 compared to $306 per ounce in 2001 and $270 in 2000.

During 2002, São Bento completed the major repair of the #2 autoclave. The cost of the repair was covered by the Company’s insurance policy with the IRB. To settle the claim, the IRB paid São Bento $3,224 in the fourth quarter of 2001 and $3,223 in the first quarter of 2002 for a total of $6,447 for repairs. Eldorado completed the repairs in March 2002 at a cost of $2,919 and $127 was paid for taxes on parts. The difference of $3,401 was recorded to other income in 2002. During the shutdown of the #2 autoclave for repair the Company also received business interruption insurance of $3,497. Of this, $440 was credited to operating costs in 2001 and $1,053 in 2002 and the remainder $2,004 was recorded to other income in 2002.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Sao Bento Mine Gold Production Cost per Ounce

	2002	2001	2000

Direct mining expenses	$ 186	$ 190	$ 205
Currency hedging	--	25	(16)
Inventory change	4	(5)	2
Refining and selling costs	3	5	4
Vancouver costs	1	2	1
By-product credits	(0)	(1)	(1)
Business Interruption credit	(10)	--	--

Cash operating cost per ounce	$ 184	$ 216	$ 195
Royalties and Production taxes	5	5	6

Total cash costs per ounce	$ 189	$ 221	$ 201
Depreciation/Depletion	87	82	69
Foreign Exchange (Gain)/ Loss	6	3	--

Total production costs per ounce	$ 282	$ 306	$ 270

On May 25, 2001, the Brazilian government issued a decree reducing electricity usage. Effective June 1, 2001, São Bento was subject to electrical power rationing of 80% of the mine’s normal usage. On March 1, 2002, the Brazilian government lifted the restriction on the consumption of electrical power. With these lifted power restrictions and the completion of the #2 autoclave repair, São Bento returned to full production during the second quarter of 2002.

The continued weakening of the Brazilian Real from an average of 1.83 to the dollar in 2000 to an average of 2.35 in 2001 and an average of 2.92 in 2002 benefited the Company with lower cash costs. 70% of São Bento’s cash cost profile is denominated in Reals, with the remaining 30% in US dollars. A 10% weakening of the Real without corresponding inflation translates into approximately a $13 dollar per ounce reduction in cash cost on 100,000 ounces of production.

In October 2002, the Company signed an agreement with AngloGold South America Limited (“AngloGold”) granting São Bento the right to explore, develop and mine any reserves beyond its existing property boundary (the 30th level). In exchange, a net smelter royalty will be paid to AngloGold according to a graduated scale ranging from 0.5% at a gold price less than $275 per ounce to a maximum of 4.0% at a gold price of $399 per ounce or greater. With the signing of this agreement the Company began engineering studies to complete a shaft-deepening project by 2004. The expenditures for this project are planned to commence in 2003 with a total expenditure estimated at $11,000. The completion of the project will allow São Bento to mine below the 30th level beginning in 2005.

Liquidity and Capital Resources

Cash from operations

Eldorado’s cash from operations for 2002 was $9,288 compared to $13,029 in 2001 and $3,810 in 2000. The additional cash generated in 2001 compared to 2000 was the result of liquidating $4,090 in gold hedges. The funds generated from this liquidation were used as additional payments on the Company’s long-term debt. For 2003 we forecast $10,000 of cash from operations at São Bento before sustaining capital, at a gold price of $350 per ounce.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Investing Activities

During 2002, Eldorado spent $7,043 on investing activities, of which $5,334 were on property, plant and equipment at São Bento and $2,285 on mineral properties and deferred development in Turkey. For the past three years, we have supported the São Bento mining operations with sustaining capital. Beginning in 2003, we are planning a major capital project of deepening the current shaft from the 23rd level to the 28th level which will provide access beyond the 30th level. The estimated cost for the shaft deepening is $11,000, which will be spent over 2003 and 2004.

Capital Expenditures

	2002	2001	2000

Sao Bento Mine	$5,334	$4,513	$4,183

Kisladag Development	$2,213	$1,131	$1,660
Others	72	100	97

Total	$2,285	$1,231	$1,757

Financing Activities

In 2002, the Company paid off its bank debt with payments during the year totalling $15,233. Over the past three years the Company made payments on its bank debt totalling $31,305.

Loan Debt Payments

	2002	2001	2000

Bank Debt	$15,233	$10,072	$6,000
Equipment Debt	--	498	501
Energold Debt	243	90	13

Total Loan Debt Payments	$15,476	$10,660	$6,514

During 2002, we completed two public financings for a total of $42,536 net of fees. Over the past three years we have raised $54,038 in public financings, which has been used to eliminate debt and fund Eldorado’s ongoing operations.

Proceeds from the Issue of Common Shares

	2002	2001	2000

Public Financing	$ 42,536	$ --	$11,502
Warrants Conversion	5,008	--	--
Options Exercised	468	5	--
Return to Treasury	(46)

Total Cash Raised	$ 47,966	$ 5	$11,502

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Cash and Financial Conditions

Eldorado’s cash position including term deposits increased from $4,752 at December 31, 2001 to $37,627 at the end of 2002. The Company’s working capital was $37,248 as at December 31, 2002 compared with a negative working capital of $4,379 as at December 31, 2001. Eldorado has $7,150 in convertible debenture debt due on November 4, 2004. The Company has no bank debt and has not hedged or sold forward any of its future gold production. There are no off balance sheet financing structures in place.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions and production costs. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through exploration and development of its existing operation and, in the future, construction of operating gold mines in Turkey at the Company’s wholly owned properties of Kisladag and Efemçukuru. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Based on current production rates, São Bento can sustain production from its current reserves and resources for approximately six years.

Operational

The Company’s São Bento operation is located in Brazil and incurs medium political risks. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Eldorado works to reduce the mining risks at São Bento. The Company maintains adequate insurance to cover normal business risk. The São Bento mine currently accounts for all of Eldorado’s gold production and revenue. Any adverse development affecting São Bento would have an adverse effect on the Company’s financial performance and its ability to implement its growth strategy.

Environmental

Eldorado’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Gold production at São Bento in 2002 was 103,533 ounces at a cash cost of $184 per ounce. This compares with production of 102,841 ounces at a cash cost of $216 per ounce for 2001 and production of 112,950 ounces at a cash cost of $195 per ounce for 2000.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion was sold in 2002 to NM Rothschild & Sons against the Company’s hedge book. In November 2002, we made the final delivery into our remaining gold hedge position.

Revenue

	2002	2001	2000
Gold	$30,501	$31,498	$45,318
Effects of hedging	3,550	2,945	5,184

Total Gold Sales	$34,051	$34,443	$50,502
Interest and other income	5,245	944	1,962

	$39,296	$35,387	$52,464

The decrease in this year’s gold revenue is due to lower volumes of gold sold by São Bento, offset by lower gold prices realized from the prior two years due to a higher hedged gold price. São Bento sold 99,659 ounces of gold in 2002 at a realized price of $306 per ounce compared to 105,349 ounces in 2001 at a realized price of $299 per ounce and 109,657 ounces in 2000 at a realized price of $304 per ounce.

In 2002, we liquidated our gold hedge position and remain unhedged. The Company anticipates higher gold prices in 2003 compared to the average spot price of $310 per ounce in 2002. We are forecasting a gold price of $350 per ounce in 2003.

Revenue includes a hedging gain for 2002 of $36 per ounce compared to $28 per ounce in 2001 and $35 per ounce in 2000. The hedging gain results from the liquidation of a portion of the Company’s hedge book in the years 1998 through 2001. The funds obtained from these liquidations were used to reduce bank debt and fund working capital needs during the extended period of depressed gold prices. Canadian GAAP requires that gains or losses earned on liquidated gold hedges prior to the original scheduled delivery dates be recorded on the balance sheet and amortized to the Profit and Loss statements as originally scheduled. We forecast an additional hedging gain amortization of $2,286 in 2003, with an amortization loss of $329 occurring in 2004.

EXHIBIT 99.1
CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEYACT OF 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 20, 2003	/s/ Paul N. Wright Paul N. Wright President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2
CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Earl W. Price, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 20, 2003	/s/ Earl W. Price Earl W. Price Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.3

CONSENT OF PRICEWATERHOUSECOOPERS LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F and Form S-8 of Eldorado Gold Corporation of our report dated February 25, 2003 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC
Canada
February 25, 2003

EXHIBIT 99.4

CONSENT OF PETER TAGLIAMONTI, MBA, P.ENG.

CONSENT OF

Peter Wilson Tagliamonti, MBA, P.Eng.

Mine Manager, Sao Bento Mineracao S.A.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of May 20, 2003 for the year ended December 31, 2002, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the Sao Bento Mine as at December 31, 2001 and December 31, 2002; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Sao Bento Mine and to the use of my name in this annual report as a named expert.

Dated as of the 16 day of May 2003

/s/ Peter Wilson Tagliamonti  DWT
Peter Wilson Tagliamonti, MBA, P.Eng.
Mine Manager
Sao Bento Mineracao, S.A.

EXHIBIT 99.5

CONSENT OF GARY GIROUX, B.A. Sc. (GEO. ENG.)

MICON INTERNATIONAL LIMITED
Gary Giroux, P.Eng., MASc.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of May 20, 2003 for the year ended December 31, 2002, of the description of the reports which were prepared under my direct supervision:

1.	Eldorado Gold Corporation, Updated Reserve Report for the Kisladag Gold Project, Western Turkey, dated April 18, 2002, revised May 9, 2002;

2.

Eldorado Gold Corporation, Updated of Resources, Kisladag Project, Usak, Turkey, dated October 11, 2000, amended November 30, 2000 and Addendum to Report titled Update of Resource, Kisladag Gold Project, Usak, Turkey, dated January 23, 2001;

3.	Eldorado Gold Corporation, Addendum to October 1999 Report titled Estimation of Resources, Kisladag Gold Project, Usak, Turkey, dated May 15, 2000 (including Micon Map 1 & 2 of Project); and

4.	Eldorado Gold Corporation, Estimation of Resources, Kisladag Gold Project, Usak, Turkey, October, 1999;

the description of certain mineral reserves of the Kisladag Project as at December 31, 2001, May 9, 2002 and December 31, 2002; the information that forms the summary of the reports and the description of certain mineral reserves of the Kisladag Project as at December 31, 2001 and December 31, 2002; the information that forms the summary of the reports and of certain mineral resources estimates and other information pertaining to the Kisladag Project and to the use of my name in this annual report as a named expert.

Dated as of the 14 day of May 2003

/s/ G.H. Giroux
G.H. Giroux
P.Eng., Masc.

EXHIBIT 99.6

CONSENT OF WATTS GRIFFIS MCOUAT

CONSENT OF

WATTS GRIFFIS AND McQUAT LIMITED

To the Board of Directors of Eldorado Gold Corporation

        I consent to the incorporation by reference in this annual report on Form 40-F of May 20, 2003 for the year ended December 31, 2002, of the description of the reports titled:

1.	“Addendum to a review of operations at Sao Bento Mineracao, Brazil for Eldorado Gold Corporation” dated April 27, 2000 and revised May 10, 2000;

2.	“Review of Operations at Sao Bento Mineracao, Brazil for Eldorado Corporation Ltd.”, dated May 13, 1996; and

3.	“Review of Ore Reserves and Metallurgical Operations at Sao Bento Mineracao, Brazil for Omar Muhtadi Inc.”, dated February 5, 1996 (the “Report”).

the information that forms the summary of the Reports and the description of certain mineral reserve estimates and other information pertaining to Sao Bento Mine and to the use of my name under this annual report as a named expert.

Dated as of the 16 day of May 2003.

Seal of A.W. Workman
Practising Member
0170
Professional Geoscientist
Ontario

for WATTS GRIFFIS AND McQUAT LIMITED

EXHIBIT 99.7

CONSENT OF ROBERT HENDERSON, P.ENG.

Suite 200, 1550 Alberni Street Vancouver, British Columbia, Canada V63 1A5 Tel. (604) 689-5767 • Fax: (604) 689-3918 • www.hatch.ca

CONSENT OF AUTHOR

Robert Henderson, P.Eng.
Project Manager, Hatch Vancouver

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of May 20, 2003 for the year ended December 31, 2002, of the description of the reports titled Kisladag Project Feasibility Study and dated March 2003 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Kisladag Project and to the use of my name in this annual report as a named expert.

Dated as of the 20 day of May 2003

/s/ Robert Henderson, P.Eng.
Robert Henderson
Project Manager
Hatch Vancouver