Form 40-F
ELDORADO GOLD CORP                                      /FI
filed 2004-05-26
CIK 918608

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003        Commission File Number: 001-31522

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

Suite 920-1055 West Hasting Street

Vancouver, British Columbia

Canada  V6E 2E9

(604) 687-4018

(Address and telephone number of Registrant's principal executive offices)

CT Corporation

111 Eighth Avenue, 13 Floor

New York, NY  10011; Telephone: (212) 894-8940

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which registered

Common Shares, without par value

The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicated by check mark the information filed with this Form:

[ X ] Annual information form

[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The registrant had 253,961,176 common shares issued and outstanding at

December 31, 2003.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES

NO

X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES       X

NO

EXPLANATORY NOTE

Eldorado Gold Corporation (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the "1934 Act") on Form 40-F.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP.  Unless otherwise indicated, all dollar amounts in this report are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2923.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Registrant's plans at its properties, plans related to its business and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  The Registrant's ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, will be highly dependent on the price of gold, which has a history of wide fluctuation.

  The Registrant is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk.  Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Registrant may have significant financial impact.

  Some of the Registrant's properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties.

  All of the Registrant's operations are subject to environmental regulation which can make operations expensive or prohibit them altogether.

  There may be challenges to the title of the Registrant's properties which, if successful, could impair its development and/or operations.

  The Registrant operates in jurisdictions in which political or economic instability may affect its ability to operate.  Currency fluctuations may impact the Registrant's profitability.

  There are a number of outstanding securities and agreements pursuant to which Common Shares of the Registrant may be issued in the future.  This would result in dilution to the Registrant's shareholders.

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

Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Registration Statement.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made, and the Registrant undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Forward-looking statements are based on the estimates and opinions of the Registrant's management at the time the statements were made.  The Registrant assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinion change.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 16 of the comparative audited consolidated financial statements of the Registrant.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and see the "Supplement to the Glossary of Terms" filed as Document 2 to this Annual Report for a summary of the differences between CIM and U.S. standards.

ANNUAL INFORMATION FORM

The Company's Annual Information Form for the fiscal year ended December 31, 2003 is filed as Document 1 and incorporated by reference in this report on Form 40-F..

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2003 and 2002, including the report of the auditors with respect thereto, filed as Document 1 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company's audited consolidated financial statements.

Management's Discussion and Analysis

The Company's management's discussion and analysis ("MD&A") is filed as Document 3 and incorporated by reference in this report on Form 40-F..

CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of the Registrant's disclosure controls and procedures (as defined in Rule 13a - 14(c) and Rule 15d - 14(c) under the Securities Exchange Act of 1934.  Based on that evaluation the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files or submits to the Securities & Exchange Commission is recorded, processed, summarized and reported within the time periods required.

No significant changes in the Registrant's internal control over financial reporting or in other factors, that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

The Company's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that Robert Gilmore, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934) and is independent as defined by the American Stock Exchange Corporate Governance Rules.

AUDIT COMMITTEE INFORMATION AND CODE OF ETHICS

The following information is included in the Registrant's Statement of Compliance with TSX Corporate Governance Guidelines contained in the Registrant's Management Proxy Circular dated April 13, 2004 and found on the Registrant's website and incorporated by reference in this Form 40-F.

  Information regarding the Registrant's Audit Committee

  Information regarding fees paid to the Registrant's external auditor, including policies and procedures adopted for pre-approval of permitted non-audit services.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company's web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company's website is located at www.eldoradogold.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The table setting forth the Company's fees paid to its independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2003 and December 31, 2002 are set forth below:

Years ended December 31
	2003	2002
Audit:	Cdn$121,000	Cdn$277,000
Audit Related:	Cdn$33,000	--
Tax	Cdn$321,000	Cdn$81,000
All Other Fees	--	Cdn$40,000
Total	Cdn$475,000	Cdn$398,000

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company's financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

No fees were paid under the category "All Other Fees."

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company's auditor, for the fiscal year ended December 31, 2003, have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACATIONS

Information regarding off-balance sheet transactions is included in Management's Discussion and Analysis of the Registrant, which is filed as Document 1 and incorporated by reference in this report on Form 40-F.

CONTRACTUAL OBLIGATIONS

Contractual obligations of the Registrant filed as Document 6 and incorporated by reference in this report on Form 40-F.

AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on The American Stock Exchange ("AMEX").  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company's quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2003
2.	Supplement to the Glossary of Terms Included in the Annual Information Form of the Registrant for the year ended December 31, 2003.
3.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Report:
Auditors' Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences
Consolidated Balance Sheets as of December 31, 2003 and 2002;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001;
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001;
Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).
4.	Management Discussion and Analysis of Financial Conditions and Results of Operations
5.

Management's Proxy Circular dated April 13, 2004:

Statement of Compliance with TSX Corporate Governance Guidelines

Terms of Reference  for the Board of Directors; the Directors; the Audit Committee and the Compensation Committee

6.	Contractual Obligations of the Registrant

EXHIBITS
99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.3	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Sergio Martins, MSc, Director Exploration & Geology, Sao Bento Mineracao S.A.
99.7	Consent of Gary Giroux, B.A. Sc. (Geo. Eng.)
99.8	Consent of Watts Griffs & McOuat
99.9	Consent of Robert Henderson, P.Eng.
99.10	Consent of Callum Grant, Hatch Associates, Independent Consultant

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

"Paul Wright"

By:_________________________________

Name:

Paul N. Wright

Title:

President and Chief Executive Officer

Date: May 19, 2004

Document 1 - Annual Information Form of the Registrant for the year ended December 31, 2003

ELDORADO GOLD CORPORATION

Suite 1188 - 550 Burrard Street

Vancouver, British Columbia  V6C 2B5

Telephone:  (604) 687-4018

Facsimile:   (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2003

May 19, 2004

TABLE OF CONTENTS

PRELIMINARY NOTES	1
GLOSSARY	3
CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
NARRATIVE DESCRIPTION OF THE BUSINESS	13
RISK FACTORS	35
SELECTED CONSOLIDATED FINANCIAL INFORMATION	38
MARKET FOR SECURITIES	41
DIVIDEND POLICY	41
DIRECTORS & OFFICERS	41
ADDITIONAL INFORMATION	43

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Incorporated by reference into this Annual Information Form ("AIF") are the audited consolidated balance sheets of Eldorado Gold Corporation ("Eldorado" or the "Company") as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows of the Company for the years ended December 31, 2003, 2002 and 2001 together with the notes thereon, included in the Company's 2003 Financial Review.  Also incorporated by reference in this AIF is the Company's management's discussion and analysis ("MD&A") set out at pages B6 through B9 of the Company's 2003 Financial Review.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Company prepares and files its AIF, consolidated financial statements and MD&A in United States ("U.S.") dollars and in accordance with Canadian GAAP and reconciled to U.S. GAAP.  The consolidated financial statements and MD&A are included with the Company's Management Proxy Circular and 2003 Financial Review and filed with Canadian regulatory authorities and are available at www.sedar.com under the Company's name.  A copy of the Management Proxy Circular and 2002 Financial Review are available upon request.

Date of Information

All information in this AIF is as of April 30, 2004, unless otherwise indicated.

Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of the Company's properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's disclosure filed with the securities regulatory authorities.  Readers are advised not to place undue reliance on forward looking statements.

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" referred to in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in the Company's disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Currency And Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated.  The revenue of the Company is derived primarily from the sale of gold, denominated in U.S. Dollars.  The Company's costs are incurred in a variety of currencies, including the Canadian Dollar, the Brazilian Real and the Turkish Lira.  The Company's accounts are maintained in U.S. dollars.

The noon rate of exchange on May 19, 2004 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.3766 per U.S.$1.00 (Cdn.$1.00 equals $ 0.7264).

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

	Year Ended December 31,
	2003	2002	2001
Rate at end of period	$0.7738	$0.6339	$0.6278
Average rate for period	$0.7135	$0.6368	$0.6458
High For Period	$0.7738	$0.6618	$0.6711
Low for Period	$0.6350	$0.6199	$0.6230

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (Troy)/Ton	Grams/Tonne	34.285700

GLOSSARY

The following is a glossary of technical terms that appear in the discussion of the Company's business in this document:

"adit"

A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.

"Au"

Gold.

"Australasian Code"

The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

"autoclave"

The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

"autogenous grinding"

The grinding of ore without the use of media such as steel balls or rods.

"back fill"

Waste material used to fill and support the void created by mining an ore body.

"banded iron

formation"

A rock formation that shows pronounced banding of iron rich minerals and fine grained quartz.  Where mineralized the formation contains sulfide and carbonate mineral.

"CIL"

A Carbon in leach.  CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

"classified tailings"

Tailings material (sub-economic ground residue from mineral processing operations) which has been processed to remove fine grained solids to promote free drainage of water.  Commonly used as underground fill material.

"continued"

A corporation formed under laws other than the federal laws of Canada may apply to be "continued" under the federal Canada Business Corporations Act (the "CBCA") by applying for a certificate of continuance from the Corporations Directorate.  Upon issuance of the certificate, such corporation becomes a corporation to which the CBCA applies as if the corporation had been incorporated under the CBCA.

"crushing plant"

A plant in which run-of-mine ore is physically reduced in size by mechanical crushing in order to improve the liberation of the gold particles for downstream recovery.

"cut and fill"

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

"cyanidation"

The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

"decline"

An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. Such underground openings are often driven in a downward spiral, much the same as a spiral staircase.

"diamond drill"

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

"dilution"

Waste material not separated from ore mined which was below the calculated economic cut-off grade of the deposit.  Dilution results in increased tonnage mined and reduced overall grade of the ore.

"dip"

The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

"doré"

Unrefined gold and silver in bullion form.

"flotation"

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

"gangue"

Minerals that are sub-economic to recover as ore.

"grade"

The weight of precious metals in each tonne of ore.

"g/t"

Grams of gold per metric tonne.

"ha"

Hectare.

"heap leaching"

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

"HQ"

Denotes specific diameter of core in diamond drill.

"leach"

Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

"long hole open stope"

A method of mining involving the drilling of holes typically up to 30 meters long into an ore body and then blasting a slice of rock which falls into an open space.  The broken ore is extracted and the resulting open chamber is not filled with supporting material.

"microns"

0.000001 meters

 "mill"

A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

"millimeters"

0.001 meters

"Mine"

An excavation in the earth for the purpose of extracting minerals.  The excavation may be an open pit on the surface or underground workings.

"mineral reserve"

That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factor.  Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility.  The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.  Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves.  Mineral reserves fall under the following categories:

"proven mineral reserves"

That part of a measured mineral resource that is the economically mineable part, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"probable mineral reserves"

That part of an indicated and in some circumstances a measured mineral resource that is the economically mineable part demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resource"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources fall under the following categories:

"measured mineral

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

resource"

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

resource"

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

"metallurgy"

The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

"open-pit mine"

An excavation for removing minerals which is open to the surface.

"ounce" or "oz"

Troy ounce, equal to approximately 31.103 grams.

"ore"

A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

 "oxide ore"

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

"oz/t"

Troy ounces per short ton.

"ramp"

An inclined underground tunnel which provides access for mining or a connection between levels of a mine.

"RC"

Reverse Circulation.

"recovery"

A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

"refractory material"

Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon which reduces gold recovery.

"run of mine"

Pertains to the ore which has been mined but not crushed.

"shaft"

A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

"short ton"

Equal to 2,000 pounds, equivalent to 0.893 long tons or 907.185 kilograms.

"shrinkage stoping"

A method of stoping which utilises part of the broken ore as a working platform and as support for the walls.

"stope"

An underground excavation from which ore is being extracted.

"strike"

Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

"sulphide ore"

Ore containing a significant quantity of unoxidized sulfides.

"tailings"

The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

"tonne"

A metric tonne, 1000 kilograms or 2,204.6 pounds.

"waste"

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

"winze"

A vertical or inclined shaft sunk from a point inside a mine.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

Eldorado Gold Corporation (the "Company" or "Eldorado") was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name "Eldorado Corporation Ltd."  On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to "Eldorado Gold Corporation". On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act.  On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name "Eldorado Gold Corporation".

The Company's head and principal office is located at Suite 1188 - 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.  The Company, through its subsidiaries, also maintains administrative offices in Ankara, Turkey and at the Sao Bento Mine, Santa Barbara, Minas Gerais, Brazil.  The Company's registered and records office and address for service is care of its solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 - 1075 West Georgia Street, Vancouver, BC Canada, V6E 3G2.

The Company's mining operation, the Sao Bento Mine is managed by a general manager as a decentralized business unit.  Exploration and acquisition strategies, corporate financing, global tax planning, and metal and currency risk management programs are managed centrally.  The Company's risk management programs are subject to central overview by the Board of Directors.

Eldorado owns its material assets through 12 subsidiaries.  The particulars regarding the Company's subsidiaries are as indicated on the Company's organizational chart set out below.  Unless the context otherwise requires, references to the "Company" includes Eldorado Gold Corporation and each of its subsidiaries.

ELDORADO GOLD CORPORATION

SUMMARIZED CORPORATE ORGANIZATIONAL CHART

NS - Shares in the Company are 100% beneficially owned by Eldorado Gold Corporation or a wholly-owned subsidiary.  1% of the share of the Company may be held by a nominee shareholder.

GENERAL DEVELOPMENT OF THE BUSINESS

Eldorado, together with its subsidiaries, is engaged in the mining and processing of gold ore and the exploration for, and the acquisition and development of, gold-bearing mineral properties.  Eldorado's business is presently focused in Brazil and Turkey.  The Company's goal is to create a portfolio of low cost mining assets with a strong financial base.

Properties

Brazil

From Jan 1, 2001 to March 31, 2004 the Company has invested US$21.5 million in capital expenditures at its Sao Bento Mine in Brazil.

In September 1998, a failure in the outer steel shell of autoclave #2 occurred.  Repairs were effected and the autoclave was operational by December 1998.  The cost for these repairs and business interruption costs was borne by the national Brazilian insurer (IRB). In July 2001 the Company settled with the IRB for the repair of the mine's #2 autoclave.  The agreement provided for the total cost of repairing the autoclave and included full business interruption coverage during the repair period.  Repair of the #2 Autoclave was executed from December 10, 2001 to  March 23, 2002 when the #2 Autoclave was back to normal operation.

In August 2000, the Company entered into a letter of intent with Anglogold which confirmed the intention of Eldorado and Anglogold to enter into an agreement designed to further both parties' interests in and around the Sao Bento Mine and Anglogold's adjacent properties in the state of Minas Gerais, Brazil.  On October 30, 2002 the Company entered into an agreement with Anglogold on terms and conditions prescribed in the letter of intent.

On June 1, 2001, the Brazilian government effected a resolution to reduce the usage of electric energy.  As a result, the Sao Bento Mine was subject to energy rationing to 80% of its then current consumption.  The energy restrictions were relaxed in January 2002 and eliminated on March 1, 2002.

As of March 1, 2002,  an agreement was signed which established the terms of an Option Agreement between the Company and Companhia Vale do Rio Doce ("CVRD") whereby the Company was granted an option to purchase the Brumal property (located near the Sao Bento Mine) in its entirety following expenditure of $1.5 million in a staged work program to be completed over 2.5 years.  On March 3, 2003 the Company and CVRD terminated the Option Agreement.

On April 2, 2003 the Company announced its intention to deepen its shaft at Sao Bento (the "Shaft -Deepening Project").  The Shaft Deepening Project will deepen the shaft by approximately 370 meters at an estimated cost of US$12 million and will be funded through internally generated cash flows from the Sao Bento Mine.  The Shaft Deepening Project began in the 2nd quarter of 2003 and completion is expected in 2005. This Shaft Deepening Project gives the Company the opportunity to extend the profitable life of the Mine, enable the maximum recovery of the existing reserve and will provide infrastructure for possibly extending beyond the existing reserve base.

Turkey

Kisladag

The Company's key development property is the Kisladag project located in Usak Province, Turkey.  The Company completed a Scoping Study on the property in 2000, a Prefeasibility Study in May 2001, an Addendum Report to the Prefeasibility Study in November 2001, an Updated Reserve Report in May, 2002 and a Feasibility Study in April 2003.

In 2003 Kisladag received two significant permits from the Turkish Government, the Environmental Positive Certificate (the "Certificate") and the Establishment Permit.  The acceptance of the Environmental Impact Assessment report and the issuance of the Certificate was a major achievement in the permitting process and the receipt of the Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the Kisladag Mine operation.

On April 1, 2003 the Company announced the results of the feasibility study for its 100% owned Kisladag Gold Project.  The study prepared by Hatch Associates, Vancouver reported 4,532,000 ounces of proven and probable reserves.  By the year-end, additional drilling efforts determined a 17% increase in reserves increasing proven and probable reserves to 5,310,900 ounces.

On July 29, 2003 Eldorado announced the results of the Optimization Study for its Kisladag Project.  The Optimization Study, prepared by Hatch successfully demonstrated the opportunities to both improve the financial performance of the Kisladag Project and accelerate the expansion of the Kisladag Project to full production levels.

In April 2004 the Company completed the acquisition of all the private lands required for the development of the Kisladag Project.

Kaymaz

In 2003, the Company wrote-down its Kaymaz Gold Project ("Kaymaz") from US$4.275 million to nil as at present Kaymaz is no longer technically viable as an onsite mine and gold recovery operation.

China

In October 2003 the Company signed an agreement with the China National Gold Group Corporation ("CNGC") for the exclusive right to review their portfolio of operating mines, development projects and exploration projects for a period of 5 months.  The Company continues with this review which has been expanded to include joint reviews of other identified opportunities in China external to CNGC.  Subsequent to the fiscal year-end the parties have agreed to extend this period of review to May 31, 2004.

Finance

On November 24, 2000, the Company completed a private placement financing (the "November 2000 Financing") of 18,245,458 special warrants at Cdn$0.55 per special warrant.  Each special warrant entitled the holder to acquire one common share of the Company and one half of a share purchase warrant.  Each whole warrant was exercisable into one common share at Cdn$0.80 until February 21, 2003.  The final prospectus of the

Company in respect of the November 2000 Financing was receipted by the British Columbia and Ontario Securities Commissions on February 20, 2001.

On February 15, 2002, the Company completed a private placement financing (the "February 2002 Financing") of 59,523,810 special warrants (the "February 2002 Warrants") at Cdn$0.42 per special warrant.  Each special warrant entitled the holder to acquire one common share of the Company.  The final prospectus of the Company in respect of the February 2002 Financing was receipted by the British Columbia, Alberta, Ontario and Quebec Securities Commissions on May 14, 2002.

Prior to May 31, 2002 the Company was a party to a credit agreement with NM Rothschild & Sons Limited ("NMR").  Since the inception of the credit facility (the "ARCA") with NMR in September 1996 the Company entered into various amendments to ARCA and paid down its long term debt to NMR eliminating the debt on May 31, 2002.

The profitability of the Company's operations is significantly affected by changes in the gold price.  The gold price can fluctuate widely. Prior to May 31, 2002 the Company was involved in hedging activities that protected the Company from the fluctuations of the price of gold and minimise the effect of declines in gold prices on results of operations for a period of time. On May 31, 2002, the Company's hedging requirement under its credit agreement with NM Rothschild was eliminated.  On November 25, 2002, the Company's hedge book was eliminated.

On December 23, 2002, the Company completed a financing (the "December 2002 Financing") of 28,750,000 units (the "Units") at Cdn$1.60 per Unit.  Each Unit entitled the holder to acquire one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share at a price of Cdn$2.00 until December 23, 2003.  Each whole warrant is exercisabale to acquire one common share of the Company at Cdn$2.00 for one year.  The final prospectus of the Company in respect of the December 2002 Financing was receipted on December 16, 2002.

On January 10, 2003, the United States Securities & Exchange Commission declared the Company's registration statement on Form 40-F effective.

On January 23, 2003, the Company's Common Shares began trading on the American Stock Exchange under the symbol "EGO".

On March 21, 2003, the Company was added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector - Material, Gold.

On August 25, 2003 the Company completed a financing (the "August 25, 2003 Financing") of 25,000,000  units (the "Units") at Cdn$3.10 per Unit.  Each Unit entitled the holder to acquire one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share at a price of Cdn$4.10 until August 25, 2004. The final prospectus of the Company in respect of the August 25, 2003 Financing was receipted on August 18, 2003.

On September 29, 2003 the Company eliminated its outstanding Convertible Debenture debt leaving the Company in a debt-free position.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company operates the 100% owned Sao Bento mine Santa Barbara, Minas Gerais, Brazil. The Company's gold production is derived from the Sao Bento Mine.

Production and Operating Summary

The following table summarizes certain production and operating information relating to the Company's Sao Bento Gold Mine for each of the years indicated:

Production and Operating Information

Year	Ore Tonnes	Grade (g/t)	Recovery (%)	Production (ozs.)	Operating Cash Costs (1)	Total Production Costs (2)
					$	$
2003	374,130	9.13	92	95,049	234	364
2002 2001 2000 1999 1998	381,295 417,609 525,893 540,014 467,215	9.47 9.13 7.95 8.18 7.60	93 91 93 92 93	103,533 102,841 112,950 126,581 108,572	184 216 195 184 250	282 306 270 251 324

 (2)

Calculated in accordance with the Gold Institute Production Cost Standard, pursuant to which total production costs comprise total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

Reserves and Resources Summary

A qualified person, as defined in National Instrument 43-101, has verified the technical data disclosed herein relating to the Sao Bento and Kisladag properties.  The names of and other information relating to the persons who made the reserve and resource estimates, their relationship to the Company and qualifications are listed below:

Sao Bento Mine, Brazil

Name:	Sergio Martins	Company:	Sao Bento Mineracao S.A
Position:	Geology Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	M.Sc. (Geo. & Mineral Resources) Member of the Ass. of P. Geologist of Brazil, Society of Economic Geologists of U.S.

Name:	Peter Tagliamonti	Company:	Sao Bento Mineracao S.A
Position:	Mine Manager	Relationship:	Employee of a subsidiary of the Company

Qualification:	MBA Member of P.Eng. of Ont.

Kisladag Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A. Sc., (Geo. Eng.), M.A. Sc., (Geo. Eng.) Member of the Ass. of P.Eng and Geoscientist of B.C.

Name:	Callum Grant	Company:	Hatch Associates Ltd.
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc. Geology Honors, M.Eng.Member of P.Eng. & Geoscientists of B.C. Member of P.Eng. of Ontario

Efemcukuru Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A.Sc., (Geo. Eng.) M.A. Sc., (Geo. Eng.) Member of Ass. of P.Eng. and Geoscientists of B.C.

Proven and probable reserves, calculated as of December 31, 2003, have been derived from Measured and Indicated Resources and are based on a gold price of U.S.$350/oz for Sao Bento and Kisladag and US$325/oz. for Efemcukuru.  Cut off grade for the deposits are based on the assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures.  Estimated reserves and resources may have to be recalculated based on actual production or exploration results.  Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine.

Reserves

The Company has estimated proven and probable mineral reserves for the Sao Bento Mine and for its Kisladag and Efemcukuru development projects.  Except as noted, all reserves are calculated in accordance with National Instrument 43-101. The estimate of the Company's proven and probable reserves for Sao Bento and Kisladag (as set forth in the table below) was calculated as at December 31, 2003 and was based on a gold price of $350 per ounce and a cut-off grade as set out below.  During 2003, at Sao Bento, 2,500 meters of infill drilling and 15,000 meters of exploration drilling were completed.  Deeper drilling (below the 32nd Level) has identified a metabasite intrusive complicating continuity of mineralization at depth.  Drilling will continue through 2004 with 18,000 meters planned designed to further quantify the extent of the disruption caused by the intrusive and extend and upgrade resources. At Kisladag a total of 7,057 meters of reverse circulation drilling was completed on the Project in 2003, increasing the total drilling to 37,190 meters.  This program succeeded in upgrading inferred resources within and peripheral to the Feasibility pit design.  The Company's estimate of its proven and probable reserves for Efemcukuru was calculated as at December 31, 2000 and are based on a gold price of $325 per ounce and a cut-off grade as set out below.

The cut-off grades used in the reserve estimation are listed below:

Sao Bento:

 6.4 g/t

Kisladag:      Oxide

 0.35 g/t

        Primary

 0.50 g/t

Efemcukuru:

 6.0 g/t

Proven and Probable Reserves

Mine or Project	Ownership	Location	Tonnes	Grade (g/t)	Contained Ounces
Sao Bento mine (Dec 31, 2003)	100%	Brazil	Proven & Probable: 1,782,000	8.84	506,190

Kisladag Project (Dec 31, 2003)	100%	Turkey	Proven & Probable: 138,405,000	1.20	5,310,900

Efemcukuru Project (Dec 31, 2000) (1)	100%	Turkey	Proven & Probable: 1,856,000	13.14	784,100

Total:					6,601,190

(1) Reserve estimates for Efemcukuru have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

Reconciliation of Reserves in Ounces

The following table provides a reconciliation of the Company's mineral reserves after gold production for 2003.

Mine	Reserves December 31, 2002	Recovered in 2003	Other Increase (Decrease) in Reserves	Reserves December 31, 2003
Sao Bento mine (oz)	531,355	95,049	69,884	506,190

Resources(1)

The following table sets forth the measured, indicated and inferred mineral resources for Sao Bento and certain of the Company's development and exploration projects as at the date noted and based on a gold price and cut-off grade as set out below. Except as noted, all resources are calculated in accordance with NI 43-101.  These resource estimates include the estimated reserves disclosed above.

		Tonnes (000)	Grade g/t	Contained Ounces
Sao Bento Mine,(2) Brazil 100% owned (December 31, 2003)
	Measured & Indicated: Inferred: Cut off grade: Gold Price:	1,639 730 6.4 g/t $325.00	11.70 11.30	616,714 265,211

Kisladag, Turkey 100% owned (December 31, 2003)	Measured & Indicated: Inferred: Cut off grade: Gold Price:	214,804 45,500 0.4 g/t $325.00	1.04 0.75	7,192,600 1,197,900

Efemcukuru, (3) Turkey 100% owned (December 31, 2000)	Measured & Indicated: (3) Inferred: Cut off grade: Gold Price:	1,829 590 6.0 g/t $300.00	14.44 12.63	849,100 239,700

Kaymaz, (3) Turkey 100% owned (December 31, 2000)	Measured & Indicated: (3) Cut off grade: Gold Price:	1,086 2.0g/t $350.00	6.25	218,200

Kücükdere, (3) Turkey 100% owned (December 31, 2000)	Measured & Indicated: (3) Inferred: Cut off grade: Gold Price:	1,276 138 2.0g/t $350.00	6.43 6.45	263,800 28,600

Piaba (3) (4) Brazil (December 31, 2000)	Measured & Indicated: (3) Inferred: Cut off grade: Gold Price:	6,273 4,322 2.0g/t $350.00	1.27 1.28	256,100 177,600

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2)

The mineral resource estimates were prepared by the Company for Sao Bento and certain of the Company's development and exploration projects.

(3)

Resource estimates for Efemcukuru, Kaymaz and Kücükdere  and Piaba have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

(4)

Reflects Eldorado's 50% interest.

OPERATIONS

The Sao Bento Mine

The Company owns one operating mine:  the Sao Bento Mine located near Belo Horizonte, Minas Gerais, Brazil.

This property is the subject of independent reports (the "Sao Bento Reports") "Review of Ore Reserves and Metallurgical Operations at Sao Bento Mineracao, Brazil" prepared by Watts Griffis & McOuat and dated February 5, 1996, an independent report "Review of Operations at Sao Bento Mineracao, Brazil" prepared by Watts, Griffis & McOuat and dated May 13, 1996, an "Addendum to Review of Operations at Sao Bento Mineracao, Brazil" prepared by Watts, Griffis & McOuat and dated April 27, 2000, revised May 10, 2000 and an "Addendum to A Review of Operations at Sao Bento Mineracao Brazil" prepared by the Company, dated April 15, 2002, revised April 30, 2002 (collectively, the "Reports").  Copies of the Reports are available at www.sedar.com under the Company's name.  The full Reports should be reviewed in order to put the following discussion in context.

Ownership Interest

The Company owns 100% of the Sao Bento mine through its various subsidiaries, including its wholly-owned Brazilian subsidiary Sao Bento Mineracao S.A.  The mine site covers an area of 800 hectares and consists of one mining concession.  A single contiguous mining concession of 1,221 hectares, also owned 100% by Sao Bento Mineracao S.A., adjoins the northeastern boundary of the mine site.

Location and Access

The Sao Bento mine is located in the municipality of Santa Barbara, Minas Gerais State, Brazil, approximately 110 kilometers by road east of Belo Horizonte, the state capital, and 375 kilometers north of Rio de Janeiro.  The mine site is accessed by good paved roads and a rail line services the two cities.

Acquisition

The Sao Bento Mine was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets located in Brazil and Turkey.

History

The area around the Sao Bento mine has been worked for gold intermittently since the 1860s. The mine was operated by various companies until 1947. Gencor acquired the Sao Bento mine in the 1970s and, in July 1984, decided to develop the Sao Bento mine in two phases.  The first phase, with a process capacity of 20,000 tonnes per month using an internal winze system to access the ore body, was completed in late 1986. The winze system was later replaced by inclines capable of handling 35,000 tonnes per month of ore and waste. The second phase began in 1988 and consisted of sinking a vertical shaft and doubling the capacity of the grinding and oxidation circuits in the processing plant. Gencor installed a one-tank BIOX® pilot plant in 1991 and a second BIOX® tank in February 1995.  In July 1996 the Company acquired, from Gencor, the Sao Bento mine.  In 1998 an optimization and expansion program was completed, operations became more mechanized, converting to trackless long-hole sub-level mining.

Geology and Mineralization

The Sao Bento mine is situated in the "Quadrilatero Ferrifero" ("Iron Quadrangle") of Minas Gerais State. The stratigraphy is comprised of volcanic rocks, chemical sediments and pelitic sediments all of which have been subjected to greenschist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

The formations have been strongly folded along northeast trending axis. Dips are steep, generally in the range of 45-50°. Mineralization at the Sao Bento mine is restricted to a sequence of chemical and fine-grained sediments and tuffs of the Nova Lima Group.  Four formations have been identified on the property: the Carrapato Formation; the Lower Iron Formation; the Basal Iron Formation; and the Sao Bento Formation. Gold mineralization is localized in the Basal Iron Formation.

On the basis of lateral lithologic variations, the Basal Iron Formation is subdivided along strike into three portions: Orebody No. 1; Orebody No. 2; and the Sao Bento/Pinta Bem or Orebody No. 3. The Basal Iron Formation has its greatest thickness in the Orebody No. 1 area where it is approximately 35 meters thick and at least six periods of gold/sulphide mineralization are evident. The ore zone is distinctly banded and consists of alternating layers of sulphide and iron carbonates. Gold occurs in close association with sulphides and may be free, on crystal boundaries, or enclosed in sulphide grains. Grain sizes of the host rock minerals and sulphides range from 0.5 to 5.0 millimeters and gold grains range from 1 to 250 microns with an average of 70 microns. The ratio  of sulphur to gold is consistent in the range of 0.62 to 0.64 and ore zones exhibit very uniform average gold content.  Below the mine's 26 level horizon a meta basaltic dike dipping at approximately 42 degrees bisects the BIF from foot wall to hanging wall.  A zone of fragmentation is encountered local to the intrusive with localized flatening of the BIF dip angle.  Below this horizon drilling has identified continuation of the BIF structure and mineralization subdivided into lower and upper ore zones which have been traced down to the 30 level boundary pillar.

Mining

The Sao Bento mine is an underground mine accessed by an adit on level 11 and a vertical shaft which services the surface, level 11 and levels 17 to 23. The vertical shaft is used to hoist ore and waste to the surface and to deliver workers and materials to level 17 and below.  In its current configuration, the vertical shaft hoisting capacity is approximately 100,000 tonnes per month.  A twin ramp system accesses the orebody between the 21 and 25 levels reverting to a single ramp beyond 25 level.

The predominant mining method at Sao Bento is long hole open stoping.  The ore is hauled with diesel trucks on levels below the 23rd level up to the 23rd level. The Sao Bento mine employs 784  workers.  The mine and plant operate seven days per week 24 hours per day.  Projected mine life based on existing reserves and planned gold production will be approximately five years.

The processing plant at Sao Bento is a conventional grinding and milling operation using an autogenous mill.  Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings.  This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves.  Gold is recovered in a six-stage CIL circuit to produce doré.  The processing plant has a current design capacity of 40,000 tonnes per month and gold recovery is approximately 92%.  Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area. In 2003 the Sao Bento mine produced 95,049 ounces of gold at a cash operating cost of $234 per ounce.  Production in 2004 is anticipated to be approximately 85,000 ounces of gold at a cash cost of $270 per ounce.

Recent Mine Developments

In September 1998 a failure in the outer steel shell of autoclave #2 occurred.  Repairs were effected and the autoclave was operational by December 1998.  The cost for these repairs and business interruption costs was borne by the national Brazilian insurer (IRB).  In July 2001 the Company settled with the IRB for the repair of the mine's #2 autoclave.  The agreement provided for the total cost of repairing the autoclave and included full business interruption coverage during the repair period. Repairs were complete and the #2 Autoclave was operational on March 23, 2002.  Overhaul of the #1 Autoclave was scheduled and completed during the 1st Quarter 2003.  In the 2nd Quarter 2003 the Company initiated preparations for the 5.2 meter diameter concrete lined shaft to be deepened by approximately 370 meters at an approximate cost of $12.0 million.  The shaft deepening is designed to provide a bottom working elevation  approximately 1,300 meters below surface of the mine's 28th level.  The estimated cost of the Shaft Deepening Project is $12.0 million and will be funded through internally generated cash flows from the Sao Bento Mine.  Completion is expected in 2005. This Shaft Deepening Project gives the Company the opportunity to extend the profitable life of the Mine, enable the maximum recovery of the existing reserve and will provide infrastructure for possibly extending beyond the existing reserve base.

During 2003 2,500 meters of infill drilling and 15,000 meters of exploration drilling were completed.  Deeper drilling (below the 32nd Level) has identified a metabasite intrusive complicating continuity of mineralization at depth.  Drilling will continue through 2004 with 18,000 meters planned designed to further quantify the extent of the disruption caused by the intrusive and extend and upgrade resources.

In the 2nd Qtr. 2003 the Company received an unconditional renewal of the Operating License from the State Environmental Agency (FEAM).

Capital Expenditures

The Company incurred US$5.3 million in capital expenditures on the Sao Bento mine in 2002 and US$8.9 million in capital expenditures on the Sao Bento mine in 2003.  Anticipated capital expenditures for 2004 are US$16.3 million including the shaft deepening capital expenditures. Funding for these expenditures will come from internally generated cash flows from operations.

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

Minesite Exploration

Current exploration efforts at the Sao Bento mine are concentrated on the delineation of additional gold resources at depth through an underground diamond drill program.  The program for 2004 seeks to identify additional reserves to the 32nd level.

Data Verification

The original data including drill hole logs assay results have been reviewed by Sergio Martins, a qualified person under NI 43-101 and an employee of a subsidiary of the Company.  No irregularities were found.

Associated Projects

On October 30, 2002 the Company completed an agreement with AngloGold under the basic terms of a the letter of intent signed in August 2000, including the following:

1)

The Company, through its wholly owned subsidiary, Sao Bento Mineracao S.A. was granted a mining lease under which it will have the right to explore, develop and mine any reserves it discovers down dip beyond the 30th level, its existing property boundary with Anglogold.  In exchange, a net smelter royalty on the production from gold recovered from Anglogold properties will be paid to Anglogold according to a graduated scale ranging from 0.5% at a gold price less than $275 per ounce to a maximum of 4.0% at a gold price of $399 per  ounce or greater.

2)

Anglogold will be granted an option valid for a period of 3 years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the Sao Bento plant and to expand the plant at Anglogold's sole cost and without disruption to the Company's operations.  Operating costs for the plant would be borne by both companies pro rata according to their proportionate planned and actual use of the facility.  In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold's royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

Following the finalization of the agreement with Anglogold, the Company successfully executed an extensive definition and exploration drilling program totalling in excess of 17,500 meters, designed to both increase reserves and extend the resource base.  Subsequently the Company announced its intention to deepen the shaft at Sao Bento to provide a bottom working platform approximately 1300 meters below surface at the 28th level.

In the 2nd Qtr. 2003 the Company began the Shaft Deepening Project at Sao Bento (the "Shaft -Deepening Project").  The Shaft Deepening Project will deepen the shaft by approximately 370 meters at an estimated cost of $12,000 and will be funded through internally generated cash flows from the Sao Bento Mine.  The Shaft Deepening Project began in the 2nd quarter of 2003 and completion is expected in 2005. This Shaft Deepening Project gives the Company the opportunity to extend the profitable life of the Mine, enable the maximum recovery of the existing reserve and will provide infrastructure for possibly extending beyond the existing reserve base.

An Option Agreement signed as of March 1, 2002 established the terms between the Company and Companhia Vale do Rio Doce ("CVRD") whereby the Company was granted an option to purchase the Brumal property in its entirety following expenditure of $1.5 million in a staged work program to be completed over 2.5 years.  Upon successful completion of the $1.5 million work program and exercise of the option, purchase of the property would occur through the payment of $5.0 million in four instalments commencing at the time of exercising the option to purchase and with the final payment coinciding with the second anniversary of commercial production.  Under the agreement, gold production at the Sao Bento mine from the Brumal ore in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to CVRD according to a graduated scale ranging from 1% at a gold price of less than $300 per ounce. to a maximum of 4% at a gold price greater than $400 per ounce.  The drill program was designed to confirm and extend the mineralization within the Banded Iron Formation.  Drilling commenced in March 2002 and a total of 3,069 meters of were completed for a expenditures of $241,000.  The drilling program failed to determine the continuity of the mineralization and the Company and CVRD terminated the agreement on March  3, 2003.

DEVELOPMENT PROJECTS

All of the Company's current development projects are located in western Turkey. Although the history of gold mining in Turkey predates Roman times,  production of gold in modern times began in 2001 with the start up of Newmont Mining's Ovacik operation located in Izmir  province.  Considerable potential for gold exploration and production exists in Turkey.

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

Kisladag Project, Turkey

This property is the subject of the independent reports (the "Kisladag Reports") "Estimation of Resources, Kisladag Project, Turkey", dated October 1999, "Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project" dated May 15, 2000, and "Update of Resources, Kisladag Project, Usak, Turkey" dated  October, 2000 and Amended November, 2000 and January, 2001 (all prepared by Micon International); "Kisladag Gold Project Pre-Feasibility Study" dated May 2001 and "Kisladag Gold Project Pre-Feasibility Study Addendum" December, 2001 (prepared by Kilborn Engineering Pacific); and "Updated Reserve Report for the Kisladag Gold Project Western Turkey" dated April 18, 2002, revised May 9, 2002 (prepared by Micon International) and a Feasibility Study, March 2003 (prepared by Hatch & Associates Limited) and the "Kisladag Optimization Study" , July, 2003 (prepared by Hatch & Associates).  The reports are available at www.sedar.com under the Company's name.  The above mentioned reports should be reviewed in order to put the following discussion in context.

Property Description

The Kisladag Project land position consists of one pre-operating licenses, numbers IR 7302 having a total area of 15,717 ha.  Mineral licenses are granted for an indefinite period of time assuming license fees are made in a timely manner.

Ownership Interest

The Company owns a 100% interest in the Kisladag project through its wholly-owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi ("Tüprag").

Location, Climate and Access

The project is located in Western Turkey in Uşak Province, 35 km. southwest of the city of Uşak and 180 km. from the Aegean port city of Izmir.  The terrain is of rolling hills with elevations ranging from 900 to 1200 meters.  The area has warm dry summers and cool winters.  The average temperature is 14°C with a maximum of 40°C and minimum of -3°C.  The annual rainfall is 425 mm with most of the rain falling between November and March.  There are a number of small villages within the concession area where the people are engaged in marginal farming of wheat from non-irrigated lands and the grazing of domestic livestock.  All-season access to the Kisladag project is provided by paved highways and roads.

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

Data Verification

The original data used in the preparation of the Kisladag resource and reserves statements has been reviewed by Micon International.  Micon has carried out two site visits to review QA/QC procedures followed by the Company during drilling, sampling and sample preparation.  Micon's opinions are based upon information contained in technical reports prepared by Kilborn (subsequently acquired by SNC Lavalin) or the Company.

Previous Exploration

Since 1996, Eldorado's exploration activities at Kisladag have focused primarily on the zone known locally as Gökgöz Tepe using stream sediment sampling, geochemical soil sampling and an Induced Polarization (IP) geophysical survey.  On the basis of this work, a gold anomaly was identified along the north slope of Gökgöz Tepe extending approximately 1,200 metres on strike by 600 metres wide.  This work was followed in 1997 by 2,745 metres of trench sampling, and 1,541 metres of percussion drilling.

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

In 2000, a reverse circulation (RC) drill program totalling 7,605 metres (and 577 m of DDH) led to a revised resource estimate and a significant increase in the deposit's contained metal content.  That year, Micon International reported a Measured and Indicated Resource of 125.97 million tonnes for the deposit at an average grade of 1.20 g/t gold, that is 4.85 million ounces of contained gold in oxides and primary ore (using a cut-off grade of 0.4g/t Au).

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

The Company's procedures for sample collection, sample preparation and security of samples have been audited by Micon International.  Sample assaying is carried out by ALS Chemex ("Chemex") in Vancouver, B.C., Canada.  ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for the principal laboratory in Vancouver for the provision of assay and geochemical analytical services.  A routine of check assays duplicates and standards has been followed for all assay work completed.

For a detailed discussion of the exploration, including sampling and analysis, conducted at Kisladag, see the Kisladag Reports.  Copies of the reports are available on SEDAR.

Current Development Activities

Since 1997, the Project has advanced through various stages of exploration to final feasibility stage.  Preparation of this Feasibility Study followed an extensive drilling program, which culminated in a further increase in the mineral resource at Kisladag as reported in September 2003.  Current activity is focused on obtaining the necessary permits and approvals to advance the project to a construction decision in 2004.

In April 2003 a Feasibility Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 followed by an Optimization Study in July 2003 and an additional 7,057 meters of additional drilling in 2003.

The Measured and Indicated Mineral Resource estimated at a cut off grade of 0.4 g/t Au is 214.8 million tonnes at a grade of 1.04 g/t Au containing 7.2 million ounces of gold.  In order to meet regulatory requirements, a mine production schedule has been developed to include only Measured and Indicated Resources.  Inferred mineral resources within the design pit have not been considered reserve and have been assigned as waste material.  The total Proven and Probable Mineral Reserves are estimated to be 135.0 million tonnes at a grade of 1.16 g/t Au.  Of the total reserve, approximately 23% is oxide ore and 77% is primary ore.  This quantity of ore will sustain the feed to a heap leach facility for a period of 14 years and gold will continue to be recovered in Year 15.

In 2003 Kisladag received two significant permits from the Turkish Government, the Environmental Positive Certificate (the "Certificate") and the Establishment Permit.  The acceptance of the Environmental Impact Assessment report and the issuance of the Certificate was a major achievement in the permitting process and the receipt of the Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the Kisladag Mine operation.

On July 29, 2003 Eldorado announced the results of the Optimization Study for its Kisladag Project.  The Optimization Study, prepared by Hatch successfully demonstrated the opportunities to both improve the financial performance of the Kisladag Project and accelerate the expansion of the Kisladag Project to full production levels.

In April 2004 the Company completed the acquisition of all the public lands held by the Treasury Department  and private lands required for the development of the Kisladag Project.

Production is scheduled to start at the end of 2005 following an 18-month design and construction period. The initial capital cost for construction of the Project is estimated to be US$73.3 million.  In Year 1 of the operation, a further US$39.4 million will be required for mining equipment and expansion to the crushing plant to double the production rate from 5 million tons per annum ("mtpa") to 10mtpa in year 2. The Company plans to move to an owner operated mining fleet in Year 3 at an estimated cost of US$47 million.  Life of mine cash operating cost is estimated to be US$188 /oz based on US$4.60 per tonne of ore processed.  The costs stated are inclusive of VAT, a taxation change introduced to gold mining operations in early 2004.

A mine production rate of 5 million tonnes per year of ore has been set for the first year of the mine's life.  Average daily production rates will be 16,100 tonnes per day ("tpd") in ore and 13,000 tpd in waste during this initial years.  Annual ore production will increase to 10 mtpa the following year, remaining at that level until the end of mine life.

The highest daily production rate occurs in Year 7 with a total movement of 79,000 tpd (ore plus waste).  Total quantities of ore and waste will be 135 million tonnes and 108 million tonnes respectively over the mine life.  The overall strip ratio will be 0.8.  A mining contractor will initially be employed for waste movement and ore mining.  In Year 3 of operations, Eldorado will begin to phase in its own mining fleet and mine workforce for completion of the Project.

Extensive metallurgical bench scale studies and column leach tests have identified that Kisladag ore is amenable to heap leaching technology.  A gold recovery of 81% is projected for the oxide ore.  The primary ore has a higher sulphide content and gold recovery is projected to be 60%.  The ore will require a crush size of 80% passing 6.3 mm and a leach period of ninety days.

The Kisladag ore will be processed in a standard heap leach facility containing a three stage crushing circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold.  The carbon will be treated on site in a refinery and the final product will be gold doré bar.  The average gold production in the first year of operation is expected to be 164,000 ounces per annum increasing to 240,000 ounces per annum for the balance of mine life.

The Project will employ 356 people at maximum production, the majority of workers being drawn from the local region.  Infrastructure to support the mine will include an access road, a water well field with a 13 km water pipeline and a 30 km power transmission line.  Supplies and services are available in the city of Usak, 35 km to the north.

For a discussion of the Kisladag Feasibility Study copies of the Executive Summary of the Feasibility Study are available at www.sedar.com under the Company's name and on the Company's website (www.eldoradogold.com).

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

The key Environmental Positive Certificate is issued by the Ministry of Environment following a successful review of the Environmental Impact Assessment  (EIA) Report.  The permit contains agreed protocols between the proponent and Ministry for mitigations methods, monitoring standards, closure procedures and financial guarantees.  The EIA has been submitted and receipt of the Environmental Positive Certificate was received in April 2003.

In September 2003, the Turkish Ministry of Health released changes in regulations relating to the permitting of industrial activities which significantly reduce and simplify the remaining permitting requirements for the Kisladag Project and will benefit subsequent mine permitting in Turkey. The changes incorporate permission for water use, electrical use, sanitation and certain other design features affecting public health issues into the Establishment Permit issued by the Ministry of Health.  Zoning approval is then required from the Ministry of Public Works, a process clarification of intended land use with related government agencies.  Intended legal access to the lands in question is required at this stage.  Submission and approval of construction level drawings is required for permission to begin construction of facilities.

Following start-up of operations and demonstration of compliance with all received approvals and permits the Operating Permit is then issued as the final stage of the permitting process.

Construction

Construction of the Kisladag facilities will be completed in two major phases.  The first phase will comprise the bulk of the infrastructure, equipment and earthworks required to process both oxide and primary ore during the first year of operation.  The second phase, in year two of operations will entail an expansion to the crushing circuit to increase production throughput to final design capacity of 10 million tonnes per annum.  There will also be minor subsequent construction phases associated with expansion of the heap leach pad and closure of the Project.  During Years 1 and 2 a contractor will be used to carry out all mining operations.  The Company will introduce a owner operated mining fleet in Year 3 to complete mining to end of mine life.

The duration of the engineering, design and construction activities will be approximately 18 months.  The receipt of the Construction Permit in Q2 of 2004 should enable construction to commence in Q3 2004.  The critical path activity will be procurement of long delivery process equipment.  Pre-production mining activities are scheduled to commence in the Q3 2004 and the crushing plant will be commissioned in Q3 2005.  Crushed pre-production ore will be delivered to the heap leach pad for three months until full production commences.  The first gold is expected to be poured at the end of 2005. In April 2004 the parties agreed to extend agreement for a further two year period.

Efemcukuru Project, Turkey

Ownership Interest

The Company owns a 100% interest in the Efemcukuru project through its wholly-owned Turkish subsidiary Tüprag.  The Efemcukuru project consists of two pre-operation licenses covering 3,072 hectares.

Location and Access

The Efemcukuru project area lies near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The village of Efemcukuru, with a population of 500, located two kilometers south of the Efemcukuru project, is the nearest settlement. The project is located in hilly terrain with a range of elevation from 520 to 760 meters. Access to the Efemcukuru project is provided by various paved and unpaved roads which connect the village with other local population centres.

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

Previous Exploration

The target identified at the Efemcukuru project is a high-grade vein-hosted gold system.  A drilling program was completed by the Company in 1997 along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling was carried out to further delineate the initial identified resource of 660,000 ounces.  This resulted in an increase in the resource to 1.1 million ounces contained in 2.52 million tonnes at an average grade of 13.71 grams per tonne.  The drill hole pattern has been reduced to approximately 50 by 35 meters.  Additional diamond drilling was carried out for hydrogeological testing in the vein structure as well as the hanging wall and foot wall rocks.  Assay data from this program has been incorporated into the database for the deposit.  The geological model was evaluated by Micon International in 1998 confirming a measured and indicated resource of 1.87 million tonnes @ 14.26 g/t with an inferred resource of 660,000 tonnes @ 11.99 g/t.  Reserves of 784,000 ounces were established during an internal pre-feasibility study completed in 1999. The foregoing estimates of resources were made according to Australasian classification before NI 43-101 came into force, they may vary materially from estimates made in accordance with NI 43-101.  The estimates use the same classifications as set out in NI 43-101 (although not separately disclosed).  The estimates are provided in connection with the discussions of previous exploration.

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

Through Q1 2004, work continued in the preparation of the Environmental Impact Assessment ("EIA") Report.  This report is expected to be completed and submitted to the Ministry of the Environment ("MOE") in Q3 2004.  Upon approval of the study and receipt of the positive certificate from the MOE, the full feasibility work programme, including drilling, will commence.  The project presently contains a defined high-grade resource in excess of 1 million ounces.  As part of the feasibility work programme, drilling will be conducted to further expand this resource as previous drilling has not defined the limits of mineralization.

Litigation has been filed against the Ministry of Energy and Natural Resources to cancel the mineral license for Efemcukuru. The basis of the litigation against the project is an alleged threat to the water quality in the local catchment.  At the Company's request, it has been added as a co-defendant in the litigation proceedings. The Company is assisting the Ministry with the preparation of documents to be filed with the Administrative Court of Izmir.  The Company believes that this litigation has no merit and is of the opinion that this litigation will not effect the advancement of the project.

Permitting

Recent changes to the permitting process in Turkey no longer requires receipt of the Site Selection Permit prior to embarking on Environmental Impact studies.  The Ministry of Environment ("MOE") is now the sole body responsible for both the Environmental Impact Assessment ("EIA") positive certificate and Site Selection Permit.  These changes have been made to streamline the process and provide an adjudicative step at which conflicting opinions are resolved.  These changes will allow the Company to proceed with the work necessary to prepare an EIA study for the property to be submitted in Q3 2004.  Resolution of previous conflicting regulations between the central government and Izmir municipality will be resolved by the MOE.

Kaymaz Project, Turkey

Property Description

The Kaymaz Project land position consists of two pre-operation licenses, numbers ONIR 4127 and ONIR 4777, and two operation licenses numbers IR 2984 and IR 5262 with a combined area of 11,915.81 ha.

Ownership Interest

The Company owns a 100% interest in the Kaymaz Project through its wholly-owned Turkish subsidiary Tüprag Metal Madencilik San. Ve Tic. Ltd. Sti. ("Tüprag").

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

In 2003, the Company wrote-down its Kaymaz Gold Project ("Kaymaz") from US$4.275 million to nil as at present Kaymaz is no longer technically viable as an onsite mine and gold recovery operation.  The Company continues to consider alternative routes to develop the project.

Kücükdere Project, Turkey

Ownership Interest

The Company owns a 100% interest in the Kücükdere project through Tüprag.  The Kücükdere project consists of one operation license covering 9,784 hectares and one pre-operation license covering 632 hectares.

Location and Access

The Kücükdere project area is located near the west coast of Turkey, approximately 10 kilometers southeast of the town of Edremit (population 36,000) and approximately 125 kilometers north of the provincial capital of Izmir. The village of Kücükdere (population 500) is the nearest settlement and the project is located approximately one kilometers south of the village, three kilometer south of the Baliksehir-Canakkale highway.

Geology and Mineralization

Gold mineralization at Kücükdere is hosted exclusively by andesitic porphyry which was emplaced during the early Paleogene. Gold occurs as free grains within quartz and carbonate host rock in a series of quartz-carbonate veins which are subvertical with north to northeasterly strikes, or are flat-lying to northwesterly dipping with northerly to easterly strikes.  Five vein zones have been identified, extending from Coraklik Tepe in the south to Firincik Tepe in the north. Within each zone, veins form a series of discontinuous lenses and pods over a strike of nearly four kilometers.  Individual veins range in thickness from less than one meter to 30 meters, and vary in length from a few meters to more than 200 meters. The veins are controlled by north-northeast trending shears and dilatant zones developed in the andesite porphyry stock and are surrounded by pervasive propylitic alteration to moderate argillic alteration.

Previous Exploration

Exploration work at Kücükdere was conducted between 1989 and 1991.  A feasibility study was completed by Gencor Limited in early 1992. The study was based on an open pit mining operation supported by a CIL treatment plant running at 770 tonnes per day.  An environmental impact study completed by an independent Turkish engineering firm did not identify any significant adverse impacts from the proposed operation.  Project permitting was initiated by submitting an environmental impact report in November 1992.

Current Development Activities

Engineering work has been conducted to resolve some of the environmental issues associated with the initial feasibility study.  Revision of the previous study and environmental impact report are required, should the Company pursue an alternate route to develop Kucukdere

EXPLORATION PROPERTIES

In 2003 the Company incurred an aggregate of $9.6 million in exploration expenditures. The distribution of expenditures by region was 32% in Brazil, 48% in Turkey, 5% in China and 15% on other exploration initiatives.   The Company anticipates an expenditure of $4.1 million in 2004.

The Company's exploration activities are directed from Vancouver, British Columbia, where all exploration projects and opportunities are evaluated and prioritised. Exploration activities at the existing mine, including exploration near the minesite, are managed from the local minesite office.

Brazil

Piaba Project, Maranhao State

Ownership Interest

The Company owns a 50% interest in the Piaba Project through its 50% ownership of Aurizona Goldfields Corporation ("Aurizona Goldfields").  The Piaba Project consists of one mining concession covering an area of 9,981 hectares.  Three additional applications for exploration permits cover an additional area of approximately 20,100 hectares to the west.

The Piaba Project is being held on a care and maintenance basis. The joint venture partners have been actively soliciting offers from interested third parties to take over the project.  See "Joint Ventures".

Luziânia Project, Goias State

Ownership Interest

The Company has transferred its interest in the Luziânia Project to its joint venture partner.  The Company retains a 5% royalty interest.

Amapa State

Eldorado has obtained mineral licenses on two properties in Amapa State.  Amapa State is located within a lower-proterozoic mineralized corridor which starts in Venezuela and extends through the Guyanas, Brazil and into West Africa.  This belt hosts several major gold deposits, including Las Cristinas (11 million ounces), Omai (3.7 million ounces) and Ampari (2 million ounces).  Eldorado's land position within this belt totals 120,000 hectares.  The work programme for 2004 will focus on geologic mapping, stream and soil sampling, and geophysics to define drill targets.

At the Tartarugalzinho Project in Amapa State, work crews have begun sampling and mapping.  In the early 1980's this area was explored by BP Minerals, which defined a gold stream sediment anomaly approximately 10 kilometers long by 6 kilometers wide.  In total, Eldorado controls over 40 kilometers of the geologic trend which hosts this anomaly, and has scattered garimpero workings throughout.  Total land package is 80,000 hectares.

At Project C, also in Amapa State, a gold soil geochem anomaly measuring approximately 8 kilometers long by 3 kilometers wide was defined by a previous operator.  This operator also drilled 50 short holes within a limited portion of the anomaly to define a resource in the saprolite.  Eldorado controls 40,000 hectares in this package.

On both of these properties Eldorado plans on initial drilling programmes to commence late in Q3 2004.

Rio Grande do Norte State

In Rio Grande do Norte State, Eldorado has obtained 1,050 hectares north of the Bonfim Mine and has made applications for an additional 8,000 hectares.  The target at Bonfim North is the down plunge extension of the fold which hosts mineralization at the mine.  To date, Eldorado has taken 450 stream, soil and rock samples and is surveying geophysical lines for an IP programme scheduled to start in late May.

Turkey

In Turkey, the Company continues to carry out exploration work through its 100% owned subsidiary Tuprag Metal Mining in the Biga Peninsula in western Turkey, the western  Pontide belt as well as the west central Anatolian Plateau around Kisladag with its joint venture partner Demir Export.  Primary targets remain low sulphidation epithermal high grade vein systems as well as disseminated high sulphidation precious metals systems.  The Company's land position throughout the country has increased in 2004 through a recent series of government sponsored auctions.  Eldorado has licenses covering over 300,000 hectares in Turkey.

Recent drilling carried out in the Biga Peninsula on three wholly owned prospects totaling 2,000 meters has been completed with follow up planned for the Keditasi prospect, where a shallow dipping quartz structure was drill tested. A strongly mineralized silica zone on a newly acquired adjacent license area will be followed up during the coming field season to trace the strike extension of the main zone.  Initial surface sampling of this 1,600 meter long zone has returned grades up to 3 g/t in rock chip samples.

The primary focus for the 2004 field season in Turkey will be in the western Pontide belt where the Company has identified and secured land positions covering a number of prospective alteration zones.  The western portion of the Black Sea/Pontide volcanic arc extends over 250 kilometers.

The Company has built a strong land position within the region and will be continuing surface sampling and mapping activity on three advanced prospects representing a combination of bulk tonnage systems and bonanza grade vein structures.  Following positive stream and rock chip sampling in 2003 the intention is to advance knowledge of these prospects to a drill decision before the end of the 2004 field season.  First pass reconnaissance work will continue on other targets in the Pontide arc.

China

In October 2003 the Company signed an agreement with China National Gold Corporation's ("CNGC") for the exclusive right to review their portfolio of operating mines, development projects and exploration projects for a period of 5 months.  The Company continues with this review which has been expanded to include joint reviews of other identified opportunities in China external to CNGC.  Subsequent to the fiscal year-end the parties have agreed to extend this period of review to May 31, 2004.

In Q1 2004, the Company's initial review of CNGC's gold assets was completed.  As a result of this review, three operating mines and one development project have been identified as having particular interest to Eldorado.   CNGC and and Eldorado have agreed to further examine these opportunities with the objective to determine a basis for Eldorado's involvement.

In addition to the CNGC assets identified by Eldorado, the Company has been actively evaluating a number of exploration properties brought to the Company by various third parties.

JOINT VENTURES

Brazil

Aurizona Regional Project, Maranhao State, Brazil

Ownership Interest

The Company and Cesbra Cia. Estanifera do Brasil are each 50% participants in an incorporated joint venture formed to pursue the exploration and development of the Piaba and Aurizona Regional Projects in Maranhao state in north-eastern Brazil.  The properties consist of 42 exploration permits covering an area of approximately 367,484 hectares, together with 17 applications for exploration permits, with priority confirmed status, covering an area of approximately 152,397 hectares.

The joint venture corporation, Aurizona Goldfields Corporation, holds its mineral interests through a wholly-owned Brazilian subsidiary, Mineracao Aurizona, S.A.

The Piaba Project is being held on a care and maintenance basis. The joint venture partners have been actively soliciting offers from interested third parties to take over the project.

Pedra Branca Platinum-Palladium Project, Ceará State, Brazil

The Company entered into a Joint Venture Agreement with Altoro Gold Corp. ("Altoro") on October 8, 1999. Altoro can acquire a 70% interest in the project by spending $2.0 million on exploration on the property over a 3-year period. Altoro, at Eldorado's discretion, can earn a 90% interest in the project by spending an additional $1.0 million. In February 2000 Altoro optioned its interest to Hunter Dickinson Inc. ("HDI"), whereby HDI can earn a 60% interest by spending $7.0 million over four years.   Hunter Dickinson have declined to continue their option and the property has reverted back to Altoro.  Altoro has been acquired by Solitario Resources.  Solitario is continuing to explore on the property.  The Company is proceeding with arrangements for the joint venture agreement between Unamgen and Solitario to be converted to an NSR on the properties contained within the joint venture.

Turkey

Kemaliya Project, Erzincan Province, Central Turkey

The Company signed an Option Agreement with Anatolia Minerals Development Ltd. whereby Anatolia can earn a 66.66 % interest in the property by spending $0.5 million over a 5-year period. In April 2000 Anatolia entered into an agreement with Rio Tinto whereby Rio Tinto can earn a 70% interest and dilute the interest of Eldorado and Anatolia in the project by spending $10.5 million in exploration and funding a feasibility study. Upon Rio Tinto fulfilling the terms of their agreement, Eldorado's interest in the project would be diluted to 10% and Anatolia will be diluted to a 20% interest.  On February 9, 2004 the Company signed an agreement converting its interest in the property to a 1% NSR on the property.

Demir Export

In May 2001 the Company signed an agreement with Demir Export A.S. which established the basis for joint exploration, development and subsequent exploration of metal mines in Turkey.  The joint venture parties participated in reconnaissance exploration work in 2001 in the area of interest in western Turkey. In 2003 the Company spent approximately $80,000 towards a work program for the joint venture.

In April 2003 the Company signed an agreement with Demir Export A.S. which established the basis for a joint venture of the Kayseri region whereby Demir agreed to grant the Company the exclusive working right and option to enter upon and carry out exploration work on the property and if the Company elects to earn an undivided fifty percent (50%) interest in the property.  Tüprag completed evaluation of the KS Prospect in the 4th Qtr 2003.  The prospect has been returned to Demir following drill testing of surface geochemical and magnetic anomalies which failed to identify significant mineralization.

The summer field program for the Demir JV will involve a widely spaced soil sampling program to further investigate an extensive alteration zone identified in the Afyon District east of Kisladag.  General reconnaissance follow up work will also be carried out on recently acquired licenses in this west central area.

Canada

Ecstall Mining Corporation

In April 2003 the Company signed an agreement with Ecstall Mining Corporation ("Ecstall") which established the basis for a joint venture of the Dusty Mac Property, Okanagan Falls, British Columbia (the "Property").  Under the terms of the agreement the Company completed a private placement with Ecstall for 1,000,000 Units at a price of $0.25 per Unit.  Each Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant is priced at $0.35 and expire October 15, 2004.  On July 4, 2003 the Company gave Notice to Ecstall that it did not wish to proceed in the further exploration of the Property and accordingly that the agreement was terminated.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment.  Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price.  The London price fixing for gold on December 30, 2003 was  $417.25 per ounce.

FOREIGN CURRENCY EXPOSURE

All of the Company's revenues from gold sales are denominated in U.S. dollars, whereas the majority of its operating costs are denominated in the local currencies of the countries in which the Company operates.  The Company monitors the economic environment, including foreign exchange rates, in these countries on an ongoing basis.  To the extent feasible, the Company hedges its local currency foreign exchange exposure vis-à-vis the U.S. dollar with the objective of minimising its foreign currency denominated costs.

The foreign exchange gains/(losses) realized in the last four financial years is as follows:

December 2003	$6,494,000
December 2002	($1,046,000)
December 2001	($173,000)
December 2000	$576,000

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil is currently refining the Company's gold to market delivery standards for all Brazilian production.  The Company believes that no adverse effect would result if it lost the services of its current refiners, because other refiners are available.

The Company has employed a variety of hedging techniques with the objective of mitigating the impact of downturns in the gold market and providing adequate cash flow for operations.  In 2003, the Company sold its gold production to bullion dealers on a spot market basis and through forward sales and other hedging agreements.    As of the date of this report, the Company has no gold or currency hedges in place.

The Company's hedging activities will depend upon an ongoing assessment of the gold market, its hedging strategy, financing restrictions and other factors.

ENVIRONMENTAL

The Company conducts mining operations in Brazil and exploration and development activities in Brazil, Turkey and China.  Such operations are subject to various laws, rules and regulations governing the protection of the environment.  The Company has adopted environmental practices designed to ensure that it complies with, or exceeds, all currently applicable environment regulations.  All of the Company's operations are in compliance in all material respects with applicable environmental legislation.

The Sao Bento Mine, Brazil

The Sao Bento Mine continues to operate within all Brazilian federal, state and local laws and regulations.  In instances where environmental laws have not evolved to cover certain aspects of the operation, the Company operates within accepted world standards.  Considerable emphasis continues to be directed towards improving safeguards to the environment.  An example of this is the modification to plant drainage to capture all runoff in the tailings impoundment.  The mine maintains a greenhouse to cultivate native species for reclamation and is currently revegetating an abandoned open pit.

In 2003 there were no incidents adversely affecting the environment.  The mine began a more complete and frequent process of providing information to FEAM, the state agency in charge of environmental protection and regulation.  In addition, the mine is participating in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine.  In 2003 the Sao Bento Mine has opened the Centre of Environmental Education estalishing environmental education programs for Company personnel and the public.

Turkey

The Company has conducted extensive environmental testing and monitoring at its Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

The Environmental Impact Assessment report on the Kisladag Project provided an in-depth analysis of the environmental and social impacts which the Project will generate and identified measures to be taken to mitigate these impacts.  All aspects of the Project design have considered international best practices followed by the mining industry world wide to protect the environment in the short and long terms and maintain the health and safety of its workers and the community in which it operates.

EMPLOYEE RELATIONS AND PERSONNEL

As at April 30, 2004 the Company and its subsidiaries had approximately 843 (Brazil-784, Canada-16, Turkey-43) hourly workers, contractors and permanent employees world-wide.   The Company also engages a number of contractors to supply work on specific projects.  None of the Company's employees belong to a union, except for the hourly workers at the Sao Bento mine in Brazil.  Labour agreements in Brazil are mandated to one year contracts.  A new labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed druing the 3rd Qtr 2003 without disruption.  The Company considers its employee relations to be good.

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

RISK FACTORS

Gold Price Volatility

The profitability of the Company's operations is significantly affected by changes in the gold price.  The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa.  In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.  The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

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

Production Estimates

Estimates of future production for the Sao Bento Mine and for the Company as a whole are derived from the Company's five-year mining plans.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed previously, actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, pit wall failures or cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by Company personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Delays often can occur in the commencement of production.

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

Risk of Sovereign Investments

Some of the Company's activities and investments are located in foreign countries.  The Company's material foreign investments include operations in Brazil and exploration and development projects in Brazil, Turkey and China.

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

In the countries where the Company has operations or conducts exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments.  Such governments have entered into contracts with the Company and its subsidiaries, or granted permits or concessions that enable them to conduct operations or development and exploration activities on such lands.  Notwithstanding such arrangements, the Company's ability to conduct its operations or development and exploration activities on such lands is subject to changes in government policy over which the Company has no control.  If such a change were to occur that affected the right of the Company or any of its subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of the Company's operations.

Speculative Nature of Gold Exploration and Uncertainty of Development Projects

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive.  There can be no assurance that the Company's gold exploration efforts will be successful.  Success in increasing reserves is a result of a number of factors, including the quality of the Company's management, its level of geological and technical expertise, the quality of land available for exploration and other factors.  Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current reserves with new reserves.

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

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future.  This would result in further dilution to the Company's shareholders.

Competition

The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements

Although the Company currently has sufficient financial resources to undertake its presently planned exploration and development program, further exploration on, and development of, the Company's mineral resource properties in Brazil and Turkey will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

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

Selected Consolidated Financial Information

All figures in U.S. $1,000's except Weighted Average Number of shares and Earnings (loss) per share

	- Three Months ended March 31, -				- Fiscal year ended December 31, -
	2004 (Unaudited)		2003 (Unaudited)		2003 (Audited)		2002 (Audited)		2001 (Audited)

Revenues:		$9,940		$9,448		$38,229		$39,296		$35,387
Gross profit (loss)		$2,616		$1,834		$5,304		$9,570		$2,588
General & administrative - Net		$(1,481)		$1,229		$1,533		$(4,284)		$(3,469)
Exploration & development expense		$(927)		$(250)		$(1,956)		$(1,078)		$(508)
Interest and financing costs		$-		$(192)		$(569)		$(1,156)		$(2,655)
Write downs	$			$-		$(44,645)		$(415)		$(24)
Gain on disposal of mine property, plant and equipment	$			$-		$(186)		$(205)		$74
Stock based compensation expense		$(3,316)		$(722)		$(1,418)		$-		$-
Accretion Expense		$(107)		$(102)		$(406)		$(383)		$(361)
Gain on disposal of investments and advances		$37		$-		$-		$-		$-
(Los) gain on settlement of convertible debenture		$-		$-		$(227)		$463		$-
Reorganization and closure costs	$			$-		$-		$-		$(406)
Gain on sale of subsidiary	$			$-		$-		$-		$-
Taxes Current Future	$ $	1,845 670	$ $	(118) -	$ $	1,107 (3,570)	$ $	(1,121) 387	$ $	(155) (465)

Net earnings (loss)		$(663)		$1,679		$(45,033)		$1,778		$(4,451)

Deficit at beginning of the period: As previously reported		$(293,702)		$(248,669)		$(247,649)		$(249,785)		$(245,389)
Change in accounting policy (Note 3)		$-		$-		$(1,020)		$(662)		$(607)
As restated		$(293,720)		$(248,669)		$(248,669)		$(250,447)		$(245,996)

Deficit at end of the period:		$(294,365)		$(246,990)		$(293,702)		$(248,669)		$(250,447)

Earnings (loss) per share (basic and diluted) - U.S.$		$-		$0.01		$(0.20)		$0.01		$(0.04)
Total Assets		$172,417		$144,347		$171,630		142,411		$114,801
Total Long Term Debt		$-		$6,841		$-		$6,796		$17,585

Quarterly Earnings
(Unaudited)

(All figures in U.S.$000's, except per share and weighted average number of share amounts)

Quarter	Revenues	Net earnings (loss)	Basic earnings (loss) per share	Fully diluted earnings (loss) per share
Mar. 31, 2004	$9,940	$(663)	$-	$-
Dec. 31, 2003	$9,592	$(46,529)	$(0.21)	$(0.21)
Sept. 30, 2003	$9,841	$(1,630)	$(0.01)	$(0.01)
June 30, 2003	$9,348	$1,447	$0.01	$0.01
Mar. 31, 2003	$9,448	$1,679	$0.01	$0.01
Dec 31, 2002	$10,180	$(1,651)	$(0.01)	$(0.02)
Sept 30, 2002	$10,609	$1,374	$0.01	$0.01
June 30, 2002	$12,352	$2,348	$0.02	$(0.02)
Mar 31, 2002	$6,155	$(293)	$0.00	$0.00

Note

Changes in Accounting Policy

(a)        Adoption of Impairment of Long-Lived Assets

In 2003, the Company adopted the new recommendations for accounting and reporting for impairment of long-lived assets as required by CICA Handbook section 3063, "Impairment of Long-Lived Assets" ("CICA 3063"). An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. As a result of the adoption of CICA 3063 a write down of $3,900 was reported.

(b)        Adoption of Stock Based Compensation

The Company has applied CICA 3870 prospectively and has recorded $1,418 of compensation costs based on the fair value at the grant date for those options granted in 2003.

(c)        Adoption of Asset Retirement Obligation

In 2003, the Company adopted the new recommendations for accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook section 3110, "Asset Retirement Obligations". ("CICA 3110") see note 6. CICA 3110 requires that the fair value of a liability for an asset retirement obligation, based on estimated third party costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  This estimate excludes the residual value of the related assets.  The associated retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability though annual charges to earnings over the estimated life of the mine. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below:

Income Statement	2003	2002	2001

Depletion, depreciation and amortization before change	$9,959	$10,337	$8,991
Change in accounting policy	362	362	362
Depletion, depreciation and amortization after change	$10,321	$10,699	$9,353

Accretion expense before change	$-	$-	$-
Change in accounting policy	406	383	361
Accretion expense after change	$406	$383	$361

Future taxes before change	$(3,570)	$-	$(203)
Change in accounting policy	-	387	668
Future taxes after change	$(3,570)	$387	$465

Net (loss) income before change	$(44,265)	$2,136	$(4,396)
Change in accounting policy	(768)	(358)	(55)
Net (loss) income after change	$(45,033)	$1,778	$(4,451)

Basic (loss) income per share before change - U.S.$	(0.20)	0.01	(0.04)
Change in accounting policy	-	-	-
Basic (loss) income per share after change - U.S.$	(0.20)	0.01	(0.04)

Diluted (loss) income per share before change - U.S.$	(0.19)	0.01	(0.04)
Change in accounting policy	(0.01)	-	(0.01)
Diluted (loss) income per share after change - U.S.$	(0.20)	0.01	(0.05)

MARKET FOR SECURITIES

Eldorado's common shares are listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the symbol "ELD" and on the American Stock Exchange (the "AMEX") under the symbol "EGO". The common shares of Eldorado were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003.

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

DIRECTORS AND OFFICERS

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Municipality of Residence	Principal Occupation
John S. Auston (1)(2) Vancouver, British Columbia Canada Independent Director	Director of the Company since April 30, 2003. President & CEO of Ashton Mining (1996 - 2000); currently a director of Cameco Corporation, GGL Diamond Corp. and Centerra Gold
K. Ross Cory (1) Vancouver, British Columbia Canada Independent Director	Director of the Company since April 2003; Senior Vice President, Raymond James Ltd. (formerly Goepel McDermid)
Robert R. Gilmore(1) Denver, Colorado United States Independent Director Chairman, Audit Committee

Director of the Company since April, 2003;

Independent Financial Consultant; formerly Chief Financial Officer of Teamshare Inc. (2000-2002); Chief Financial Officer US Gold Independent Financial Consultant (1997-2000); currently a director of MK Gold Company.

Wayne D. Lenton (2) Tucson, Arizona United States Independent Director	Director of the Company since June, 1995; Independent Mining Consulant since March, 1995; currently a director of Energold Limited.
Hugh C. Morris (2) Delta, B.C. Independent Director Non-Executive Chairman

Chairman of the Board of the Company since January, 1995, Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent Mining Consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas.

Dawn L. Moss White Rock, B.C. Corporate Secretary

Corporate Secretary since October 27, 2000; Corporate Administrator of the Company from November 1998 to October 2000; Corporate Development Officer of Diagem International Inc. from February 1998 to November 1998

Earl W. Price Vancouver, B.C. Chief Financial Officer	Chief Financial Officer since Jan 1, 2003; Vice President, Finance of the Company October 2001 - Dec 31, 2002; Senior Operations Controller of the Company since March, 1997
Paul N. Wright Bowen Island, B.C. President, Chief Executive Officer and Director

Director of the Company since March 1999; President and Chief Executive Officer since October 1, 1999, President and Chief Operating Officer from March, 1999 to October, 1999; Senior Vice President, Operations from October, 1997 to March, 1999; Vice President, Mining from July, 1996 to October, 1997

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

Each of the directors of Eldorado has been a director since the last annual shareholders meeting of the Company. Each of their respective terms will expire at the next annual shareholders meeting of the Company.

Directors and officers of Eldorado own or control 456,700 or approximately 0.18% of the voting common shares in the capital of Eldorado.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders.  As well, additional financial information is provided in the Company's comparative financial statements for the financial year ended December 31, 2003.

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

(ii)

one copy of the comparative financial statements of the Company for the year ended December 31, 2003 together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period subsequent to the end of its most recently completed financial year; and

(iii)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders of the Company that involved the election of directors, and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)

at any other time, one copy of any document referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

Document 2 - Supplement to the Glossary of Terms Included in the Annual Information Form of the Registrant  for the Year Ended December 31, 2003

SUPPLEMENT TO THE GLOSSARY OF TERMS

INCLUDED IN THE ANNUAL INFORMATION FORM OF THE REGISTRANT

 FOR THE YEAR ENDED DECEMBER 31, 2002

Mineral Reserve

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Under United States standards:

"Reserve" means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.

"Economically," as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

"Legally," as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved.  However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

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

The definition for "proven mineral reserves" CIM standards differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Probable Mineral Reserve:  means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

The definition for "probable mineral reserves" under Canadian standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.  The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource"  used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

Note to U.S. Investors.  While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Document 3 - Audited Financial Statements of the Registrant  for the Year Ended December 31, 2003

December 31, 2003	Report to Shareholders
Suite 920, Guinness Tower 1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Phone: (604) 687-4018 Fax: (604) 687-4026

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 16 and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three members, meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

"Earl W. Price"

"Paul N. Wright"

Earl Price

Paul Wright

Chief Financial Officer

President and Chief Executive Officer

February 20, 2004

AUDITORS' REPORT

To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers"

Chartered Accountants

Vancouver, BC

Canada

February 20, 2004

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
	2003	2002

ASSETS
Current Assets
Cash and cash equivalents	$105,465	$37,627
Accounts receivable	3,213	1,380
Inventories (Note 4)	5,623	5,866
	114,301	44,873

Property, plant and equipment (Note 3, 5)	23,784	64,382
Mineral properties and deferred development (Note 5)	32,287	32,958
Investments and advances	1,258	108
Other assets and deferred charges	-	90
	$171,630	$142,411

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$7,164	$8,225
	7,164	8,225

Asset retirement obligation (Note 3, 6)	7,172	6,766
Contractual severance obligation	318	-
Deferred gain (loss) (Note 7)	(329)	1,957
Future income taxes (Note 11)	3,830	196
Convertible debentures (Note 8)	-	6,796
	18,155	23,940

SHAREHOLDERS' EQUITY
Share capital (Note 9)	444,665	366,046
Contributed surplus	1,094	-
Stock based compensation (Note 3, 9)	1,418	-
Equity portion of convertible debentures (Note 8)	-	1,094
Deficit	(293,702)	(248,669)
	153,475	118,471
	$171,630	$142,411

Commitments and Contingencies (Note 12)

Approved by the Board

"Robert Gilmore"	"Paul Wright"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)
	2003	2002	2001

Revenue
Gold sales	$36,814	$34,051	$34,443
Interest and other income	1,415	5,245	944
	38,229	39,296	35,387
Expenses
Operating costs	22,604	19,027	23,446
Depletion, depreciation and amortization	10,321	10,699	9,353
General and administrative	4,961	3,238	3,296
Exploration expense	1,956	1,078	508
Interest and financing costs	569	1,156	2,655
Loss (gain) on settlement of convertible debenture (Note 8)	227	(463)	-
Stock based compensation expense	1,418	-	-
Accretion expense	406	383	361
Foreign exchange loss (gain)	(6,494)	1,046	173
	35,968	36,164	39,792
Profit (loss) before the undernoted items	2,261	3,132	(4,405)

Writedown of assets	(44,645)	(415)	(24)
Reorganization costs	-	-	(406)
(Loss) gain on disposals of property, plant and equipment	(186)	(205)	74
(Loss) Profit before income taxes	(42,570)	2,512	(4,761)

Taxes (Note 11)
Current	1,107	(1,121)	(155)
Future	(3,570)	387	465
Net (loss) income for the year	$(45,033)	$1,778	$(4,451)

Deficit at the beginning of the year:
As previously reported	(247,649)	(249,785)	(245,389)
Change in accounting policy (Note 3)	(1,020)	(662)	(607)
As restated	$(248,669)	$(250,447)	$(245,996)

Deficit at the end of the year	$(293,702)	$(248,669)	$(250,447)

Weighted average number of shares outstanding	221,770,349	147,597,481	99,736,407
Basic (loss) Income per share - U.S.$	$(0.20)	$0.01	$(0.04)
Basic (loss) Income per share - CDN.$ - (yearly avg. rate)	$(0.28)	$0.02	$(0.06)
Diluted (loss) Income per share - U.S.$	$(0.20)	$0.01	$(0.04)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
	2003	2002	2001

Cash flows from operating activities
Net (loss) income for the year	$(45,033)	$1,778	$(4,451)
Items not affecting cash
Depletion, depreciation and amortization	10,321	10,699	9,353
Future income taxes	3,570	(387)	(465)
Writedown of assets	44,929	415	24
Loss (Gain) on disposals of property, plant and equipment	-	205	(74)
Loss (Gain) on settlement of convertible debenture (Note 8)	227	(463)	-
Interest and financing costs	127	249	373
Amortization of hedging gain	(2,286)	(3,550)	(2,791)
Stock based compensation expense	1,418	-	-
Contractual severance expense	318	-	-
Accretion expense	406	383	361
Foreign exchange (gain) loss	(6,850)	1,784	789
	7,147	11,113	3,119
(Increase) Decrease in accounts receivable	(1,833)	1,585	277
(Increase) decrease in inventories	(607)	(425)	293
(Decrease) Increase in accounts payable and accrued liabilities	(1,061)	(2,985)	5,250
Liquidation of hedges	-	-	4,090
	3,646	9,288	13,029
Cash flow from investing activities
Property, plant and equipment	(9,391)	(5,334)	(4,513)
Proceeds from disposals of property, plant and equipment	-	64	231
Mineral properties and deferred development	(3,604)	(2,285)	(1,231)
Investments and advances	(1,196)	37	61
Proceeds from disposals of investments and advances	-	-	70
Restricted cash	-	475	6,578

	(14,191)	(7,043)	1,196
Cash flow from financing activities
Repayment of long-term debt	-	(15,476)	(10,660)
Repayment of convertible debentures	(7,150)	-	-
Issue of common shares:
Voting - for cash	78,619	47,966	5
Other assets and deferred charges	-	(95)	(295)

	71,469	32,395	(10,950)

Foreign exchange gain (loss) on cash held in foreign currency	6,914	(1,765)	(823)

Net Increase (decrease) in cash and cash equivalents	67,838	32,875	2,452

Cash and cash equivalents at beginning of the year	37,627	4,752	2,300

Cash and cash equivalents at end of the year	$105,465	$37,627	$4,752

Supplemental cash flow information
Interest paid	$541	$937	$1,725
Income tax paid	$242	$382	$102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

1.     Nature of operations

Eldorado Gold Corporation ("Eldorado", or "Company") is engaged in gold mining and related activities, including exploration and development, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil, Turkey and China.

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

2.     Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado's subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

  Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;

  Non-monetary assets are translated at historical rates;

  Revenue and expense items are translated at the average rate for the year; and

  Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months. The Company limits its exposure to credit loss by placing its cash with institutions which are believed to be credit-worthy.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

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

Mineral properties and capitalized development costs for an underground operation - where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied.

Buildings, machinery, mobile and other equipment - depreciated on a straight-line basis over the life of the mine.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources including proven and probable reserves, operating capital and asset retirement obligation on an undiscounted basis. If the undiscounted cash flows are less then the net book value, reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows on a discounted basis.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers whether the carrying value should be reduced.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources,  operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and have been amortized to operations over the life of such indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

Asset Retirement Obligation

The fair value of liabilities for asset retirement obligations is recognized in the period they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

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

The Company, in assessing the carrying value of its properties utilizes several accounting estimates including reserves and resources, gold price, operating costs and foreign currency.

Share option plan

In 2003, the Company adopted the new recommendations for accounting and reporting for stock-based compensation as required by CICA Handbook section 3870, "Stock-based compensation and other stock-based payments." ("CICA 3870") CICA 3870 recommends fair-value accounting for awards of stock options to employees under the share option plans.

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

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share includes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts the same numerator but the denominator is increased to include the number of additional common shares that would have been issued if potentially dilutive common shares had been issued.

3.     Changes in Accounting Policy

(a)        Adoption of Impairment of Long-Lived Assets

In 2003, the Company adopted the new recommendations for accounting and reporting for impairment of long-lived assets as required by CICA Handbook section 3063, "Impairment of Long-Lived Assets" ("CICA 3063"). An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. As a result of the adoption of CICA 3063 a write down of $3,900 was reported.

(b)        Adoption of Stock Based Compensation

The Company has applied CICA 3870 prospectively and has recorded $1,418 of compensation costs based on the fair value at the grant date for those options granted in 2003.

(c)        Adoption of Asset Retirement Obligation

In 2003, the Company adopted the new recommendations for accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook section 3110, "Asset Retirement Obligations". ("CICA 3110") see note 6. CICA 3110 requires that the fair value of a liability for an asset retirement obligation, based on estimated third party costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  This estimate excludes the residual value of the related assets.  The associated retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability though annual charges to earnings over the estimated life of the mine. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

Income Statement	2003	2002	2001

Depletion, depreciation and amortization before change	$9,959	$10,337	$8,991
Change in accounting policy	362	362	362
Depletion, depreciation and amortization after change	$10,321	$10,699	$9,353

Accretion expense before change	$-	$-	$-
Change in accounting policy	406	383	361
Accretion expense after change	$406	$383	$361

Future taxes before change	$(3,570)	$-	$(203)
Change in accounting policy	-	387	668
Future taxes after change	$(3,570)	$387	$465

Net (loss) income before change	$(44,265)	$2,136	$(4,396)
Change in accounting policy	(768)	(358)	(55)
Net (loss) income after change	$(45,033)	$1,778	$(4,451)

Basic (loss) income per share before change - U.S.$	(0.20)	0.01	(0.04)
Change in accounting policy	-	-	-
Basic (loss) income per share after change - U.S.$	(0.20)	0.01	(0.04)

Diluted (loss) income per share before change - U.S.$	(0.19)	0.01	(0.04)
Change in accounting policy	(0.01)	-	(0.01)
Diluted (loss) income per share after change - U.S.$	(0.20)	0.01	(0.05)

Balance Sheet	2003	2002	2001

Property, plant and equipment before change	$21,867	$62,103	$66,495
Change in accounting policy	1,917	2,279	2,641
Property, plant and equipment after change	$23,784	$64,382	$69,136

Asset retirement obligation before change	$3,467	$3,467	$3,467
Change in accounting policy	3,705	3,299	2,916
Asset retirement obligation after change	$7,172	$6,766	$6,383

Future income tax liability before change	$3,830	$196	$178
Change in accounting policy	-	-	387
Future income tax liability after change	$3,830	$196	$565

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

4.

Inventories

	2003	2002

In process inventory	$1,584	$1,480

Materials and Supplies	4,039	4,386

	$5,623	$5,866

5.        Property, Plant and Equipment

	2003	2002
Property, plant and equipment
Sao Bento mine	$122,461	$113,488
Accumulated depreciation and depletion	(59,665)	(49,473)
	$62,796	$64,015
Write downs	$(39,758)	-
	$23,038	$64,015

Office furniture and equipment	$2,430	$2,012
Accumulated depreciation	(1,684)	(1,645)
	$746	$367

Total property, plant and equipment	$23,784	$64,382

Mineral properties and deferred development	$36,562	$32,958
Write downs	$(4,275)	$-
Total mineral properties and deferred development	$32,287	$32,958

	$56,071	$97,340

For the purposes of calculating the net carrying value of Sao Bento, which resulted in a total write-down of $39,520, the Company has elected not to use inferred resources in the net asset value calculation.

6.

Asset Retirement Obligation

In the current year, the Company obtained an independent study to evaluate the fair value of the expected closure costs of the Company's Sao Bento mine. The total undiscounted amount of the estimated closure costs as determined by the study total $9,822. In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

 Mine closure date:                   December 31, 2008

Credit adjusted risk-free rate:   6%

At the present time, the Company has concluded that there are no asset retirement obligations associated with the Turkish properties.

7.

Deferred Gain

Eldorado recorded a deferred gain of nil in 2003 and 2002, and $4,090 in 2001 as a result of liquidating a portion of its hedging position.  The remaining hedging loss of $329 will be taken into income over the first quarter of 2004 when the originally hedged production is produced.

8.

Convertible Debentures

	2003	2002

Debentures	$-	$6,796

Equity portion of convertible debentures	-	1,094

Debentures maturing November 1, 2004

On September 29, 2003 the balance of the instrument was redeemed for $7,150 resulting in an early redemption loss of $227. As a result of this redemption the equity portion of the convertible debenture was taken into contributed surplus.

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

The instrument was accounted for as a debt instrument, at its present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt has been accreted to its face value over the term of the debentures. The face value of the convertible debentures is $7,150 at December 31, 2002 (December 31, 2001 - $9,150).

9.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  The details of the common shares issued and outstanding are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

2002	Shares Issued	Amount

Shares at beginning of the year	102,320,772	$316,406
Shares for exercised stock options	1,450,000	468
Shares for cash consideration - Financing	88,273,810	42,536
Shares for cash consideration - Warrants	12,600,561	5,008
Shares for conversion of Convertible Debenture	1,597,867	1,674
Shares returned to Treasury	(39,000)	(46)
Shares at December 31, 2002	206,204,010	$366,046

2003

Shares at beginning of the year	206,204,010	$366,046
Shares for exercised stock options	3,189,500	1,301
Shares for cash consideration - Financing	25,000,000	52,822
Shares for cash consideration - Warrants	19,567,666	24,496
Shares at December 31, 2003	253,961,176	$444,665

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrant to raise gross proceeds of Cdn$25,000,000 (US$15,728). Net proceeds after payments of all expenses relating to the offering were Cdn$22,957,000 (US$14,439). Each special warrant entitled the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents received a cash commission, and compensation warrants exercisable without payment of additional consideration of 5,952,381 special warrants at Cdn$0.49. All compensation options have been exercised at a price of Cdn$0.49.

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

During 2003 a total of 19,520,416 shares were issued for the above warrants and proceeds of  $24,352 were received, 65,950 warrants were not exercised.

On August 25, 2003, the Company completed a financing of 25,000,000 units at a price of Cdn$3.10 per unit with a syndicate of underwriters for a gross proceeds of Cdn$77,500,000 (US$55,320). Net proceeds after payments of all expenses relating to the offering were Cdn$73,999,000 (US$52,822). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$4.10 until August 25, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.     Share Capital (cont.)

During 2003 a total of 47,250 shares were issued for the above warrants and proceeds of  $144 were received and 12,452,750 warrants remains outstanding.

(b)      Share option plan

As at December 31, 2003, the Company has a share option plan as described below. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2003 for the plans was $1,418.

The Company established a share option plan (the "Plan") in June 1994.   Amendments to the Plan were approved in June 1995, June 1996 and May 2000.  The Board of Directors administered the Plan whereby from time to time, share option grants were provided for up to a total of 10,200,000 share options to directors, officers, employees, consultants or advisors.

At the Annual Meeting of Shareholders held on April  30, 2003, the Company received approval from the  shareholders for the implementation of a share option plan to provide for grants of options to officers and directors of the Company separate from the Plan.

The shareholders resolved that the Plan be amended to remove the eligibility of directors and officers of the Company for grants of share options under the Plan.  A separate share option plan for Officers and Directors was established (the "D & O Plan").

The Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options to employees, consultants or advisors of the Company.  10,200,000 Common Shares (the "Optioned Shares") are reserved, set aside and made available for issue under and in accordance with the terms of the Plan provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options to directors & officers of the Company.  7,000,000 common shares are reserved, set aside and made available for issue under and in accordance with the D & O Plan. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options.  All share options granted under the D & O Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.   Share Capital (cont.)

price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

A summary of the terms and status of Company's outstanding options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding	Weighted Average
	Options	Exercise Price
2002
Outstanding options as at January 1, 2002	4,479,500	$0.51
Granted	1,992,500	0.83
Exercised	(1,450,000)	0.51
Expired/Cancelled	(597,000)	1.10
Outstanding and exercisable options as at December 31, 2002	4,425,000	$0.58

Exercisable options as at December 31, 2002	4,198,333	$0.53

2003
Outstanding options as at January 1, 2003	4,425,000	$0.58
Granted	2,120,000	2.58
Exercised	(3,189,500)	0.58
Outstanding options as at December 31, 2003	3,355,500	$1.82

Exercisable options as at December 31, 2003	2,593,833	$1.47

The following table summarises information about share options granted during the twelve months ended December 31, 2003:

Weighted average
exercise price
Shares	Cdn$

660,000	1.96
100,000	2.25
400,000	2.13
300,000	1.90
275,000	3.65
210,000	3.53
175,000	4.43
2,120,000	2.58

As at December 31, 2003, options to purchase up to 6,165,358 (December 31, 2002 - 1,285,358) shares remained available to be granted under the Plan. Summaries of the Company's options outstanding, exercise prices and expiry dates are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.   Share Capital (cont.)

Stock Options (Cdn$)

Range of	Number	Weighted-Average	Weighted
Exercise Prices	Outstanding at	Life	Average Exercise
($)	December 31, 2003	Remaining	Price ($)
		(years)

Less than 0.41	160,000	2.77	0.26
0.41 to 0.50	208,000	0.28	0.50
0.51 to 0.60	50,000	2.77	1
0.61 to 0.70	205,000	2.43	1
0.71 to 0.80	547,500	3.07	0.71
0.81 to 1.20	-	-	-
1.21 to 1.80	255,000	3.73	1.43
1.81 to 2.70	1,270,000	4.14	2.02
2.71 to 4.05	485,000	4.75	3.60
Greater than 4.05	175,000	4.84	3.60
Total	3,355,500	3.62	1.82

Stock Options (Cdn$)

Range of	Number	Weighted-Average	Weighted
Exercise Prices	Outstanding at	Life	Average Exercise
($)	December 31, 2002	Remaining	Price ($)
		(years)

Less than 0.41	1,641,000	3.15	0.30
0.41 to 0.50	716,500	1.63	0.49
0.51 to 0.60	50,000	3.15	1
0.61 to 0.70	445,000	2.67	1
0.71 to 0.80	1,182,500	4.09	0.71
0.81 to 1.20	50,000	0.16	1.00
1.21 to 1.80	340,000	4.73	1.42
1.81 to 2.70	-	-	-
Greater than 2.71	-	-	-
Total	4,425,000	3.20	1

Had the Company determined compensation costs for this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.   Share Capital (cont.)

		December 31, 2002

Net earnings for the period	As reported	$1,778
	Pro forma	$1,302

Basic and diluted earnings per share	As reported	$0.01
	Pro forma	$0.01

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2002

Ranging from
Average risk-free interest rate	4.24% to 4.71%
Expected life	5 years
Expected Volatility	0.500000
Expected dividends	nil

The following table summarizes information about the warrants outstanding as at December 31, 2003 and  2002.

	Outstanding	Weighted
	Warrants	Average
		Exercise Price
		(Cdn$)

Warrants outstanding at January 1, 2002	13,872,729	0.90
Granted during - 2002	15,287,273	1.93
Exercised	(4,823,634)	0.80
Expired	(4,750,000)	1.10
Warrants outstanding and exercisable at December 31, 2002	19,586,368	1.68

Warrants outstanding at January 1, 2003	19,586,368	1.68
Granted during - 2003	12,500,000	4.10
Exercised	(19,567,668)	1.69
Expired	(65,950)	2.00
Warrants outstanding and exercisable at December 31, 2003	12,452,750	4.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.   Share Capital (cont.)

Number	Weighted-Average
Outstanding at	Remaining
December 31, 2003	Contractual Life	Exercise Price
	(years)	(Cdn.$)

12,452,750	0.65	4.10

(c)       Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995.  Under the terms of the plan, rights are attached to the common shares.  The rights become marketable and exercisable only upon the occurrence of certain specified events.  If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a "permitted bid" which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular.  Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder.  At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

(d)        Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 221,770,349 (2002 - 147,597,481, 2001 - 99,736,407). Diluted net income (loss) per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. The effect of common stock options and warrants on the net loss per share in 2003 and 2001 was not reflected as to do so would be anti dilutive.  The number of shares for the diluted net income per share calculation for 2002 was 149,395,784.

10.

Financial Instruments

Fair value of financial instruments

At December 31, 2003 and 2002, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado's other recognized financial instruments are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

	Carrying	Estimated
	Amount	fair value
2002

Financial Assets
Investments	$108	$108
Financial Liabilities
Convertible debentures (including equity portion)	$7,890	$6,184

2003

Financial Assets
Investments	$1,258	$1,817

11.

Taxes

Details of income tax expense related to operations are as follows:

		2003	2002	2001
Income Taxes

Recovery (Expense)
	Current
	Canada	$(41)	$45	$158
	Foreign	1,148	(1,166)	(313)

	Future
	Canada	-	-	(203)
	Foreign	(3,570)	387	668

		$(2,463)	$(734)	$310

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

In addition, the Brazilian subsidiaries have losses of $160,054, which can be used to offset taxable income and $144,649 which can be used to offset income for social contribution tax.  These losses have no expiry date and can be used to offset 30% of income in any one year.

Significant components of Eldorado's future income tax assets (liability) at December 31 were as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

12.

Commitments and Contingencies

Interest on withholding taxes

Sao Bento Mineracao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans.  The Company believes there are no grounds to the claim and will defend its position vigorously.  If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

13.

Guarantee

Sao Bento Mineracao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

14.

Segmented Information

All of Eldorado's operations are related to the gold mining industry.  In 2003 and 2002 Eldorado had a single producing mine, Sao Bento with mining and exploration assets located in South America and Turkey. In 2003, the Company began exploration activities in China.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

15.     Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

16.

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

As disclosed in Note 5 the Company reported a write-down under Canadian GAAP and accordingly there is no difference to report for 2003 in the carrying value. In 2002 the Company recorded a write down at its Sao Bento mine of $14,915 due to the exclusion of inferred resources per SFAS 144.

b)

Forward gold sales contracts and foreign exchange purchase commitments

Derivative instruments

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133) effective January 1, 2001. SFAS No. 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in a derivative's fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the Company's financial instruments as hedges for U.S. GAAP purposes under SFAS No. 133. Gains from hedges previously closed out are classified in other comprehensive income on transition to SFAS No. 133.

A similar guidance has been introduced in Canada, Accounting Guideline 13, "Hedging Relationships", (AcG 13) which is effective for the years beginning July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been determined.

c)

Convertible debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. Under U.S. GAAP the debentures would be classified as a liability at their face value.

As described in note 8, a portion of the convertible debentures was settled during 2002, resulting in a gain of $463 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $294 and would be classified as an extraordinary item. During 2003 the outstanding balance was paid resulting in a loss of $227 under Canadian GAAP. Under US GAAP there would be no gain or loss on repayment of the outstanding convertible debentures.

d)

Asset retirement obligation

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS 143 requires no restatement of prior year balances and the cumulative effect is included in the net loss for the year. Under SFAS 143, the cumulative effect for the change in accounting policy is recorded into loss for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

e)

Stock based compensation

For US GAAP purposes, the Company has prospectively adopted the fair based method of accounting for stock based compensation in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (note 3). Accordingly there is no difference on accounting for stock based compensation under Canadian and US GAAP.

f)

Investments

Under US GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. These securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders equity.

g)

New accounting pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FSAB issued Interpretation No. 46 Consolidation of Variable Interest Entities (FIN No. 46) (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity  to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interest in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

A similar guideline has been introduced in Canada, Accounting Guideline 15 "Consolidation of variable Interest Entities". This guideline applies to annual and interm periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

Other

In July 2003, the CICA released Section 1100 "Generally Accepted Accounting Principles". This new Section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources replacing "Financial Statement Concepts" paragraph 1000.59-61. Also in July 2003, the CICA released Section 1400, "General Standards

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts of Financial Statement Presentation". This section clarifies what constitutes fair presentation in accordance with the generally accepted accounting principles.  Both these Sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

Document 4 - Management's Discussion and Analysis of Financial Condition and Results of Operation

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation ("Eldorado", the "Company", "we" or "our") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The MD&A is comprised of ten key sections.  The Overview provides a high level summary of Eldorado's financial results, operating performance and financial condition.  The Critical Accounting Policy section details the Company's key accounting policies.  The Critical Estimate section details the key estimates the Company utilizes in determining key financial information.  The financial Results of Operations section provides a detailed analysis of key financial components.  The Review of Operations section provides a detailed analysis of our operating results at the Sao Bento mine.  The Summary of Quarterly Results and 4th Quarter Discussion details the revenue and net income (loss) figures for the past eight reporting quarters with a brief discussion summarizing the 4th quarter results. The Liquidity and Capital Resources section describes the Company's cash position and details the significant factors affecting our operating, investing and financing results.  In the Risks and Uncertainties section, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed.  The Outlook section outlines Eldorado's key financial and operating plans for 2004.  Finally the Non-GAAP Measures sections provides definitions for non-GAAP performance measures to reported GAAP measures.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for 2003 with those of the previous two years. In order to obtain a comprehensive understanding of the Company's financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying Notes.

Eldorado's consolidated financial statements are expressed in United States ("U.S.") dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on our results of operations and financial position except as described in Note 16 to the consolidated financial statements.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

1.  Overview

Eldorado is a North American based gold producer. We own and operate a gold mine in Brazil, develop gold mineralized properties into mines, explore for and/or acquire precious mineral properties for exploration. 2003 was a year in which the Company continued to strengthen its balance sheet, substantially advanced the

Kisladag Gold Project ("Kisladag Project") in Turkey, increased the Company's reserves and resources and created a new initiative in China.

We are focused on delivering value to our shareholders, and our share price increased 96% in 2003, beginning the year at Cdn$2.07 and ending the year at Cdn$4.05.

  The consolidated net loss under Canadian GAAP for 2003 was $45,033 or ($0.20) per share compared with net earnings of $1,778 or $0.01 per share in 2002 and a loss of $4,451 or ($0.04) per share in 2001.  The loss in 2003 is due to three significant non-cash write-downs as follows:

The Company booked a significant write-down in 2003 on its Sao Bento Mine ("Sao Bento" or "the Mine"), Minas Gerais, Brazil.  Forecasted increase in cash costs, unfavorable drilling results, and the adoption of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets" contributed to the total non-cash write-down of $39,520.  A strengthening Brazilian Real (the "Real" or "$R") combined with rising inflation rates prompted the Company to increase its forecasted cash cost.  This increase alone translates to a write-down of approximately $17,000 using an average gold price of U.S. $365/oz. over a projected 5 year mine life. The Company has elected not to use inferred resources in the net asset value calculation at Sao Bento. However, the ore body is open at depth and drilling continues in 2004 with 18,000 meters planned to further extend  resources.   The exclusion of the inferred resources combined with the effect of discounting the Mine's projected cash flows accounts for the remainder of this significant write-down.

  In 2003, the Company wrote-off its Kaymaz Gold Project ("Kaymaz") from $4,275 to nil as at present Kaymaz is no longer technically viable as an onsite mine and gold recovery operation.

  An additional write-down of obsolete equipment inventories at the Sao Bento Mine of $850 combined to give the Company a net non-cash write-off of $44,645.

  On January 23, 2003 Eldorado's common shares began trading on the American Stock Exchange.  Effective March 21, 2003 Eldorado was added to the Standard and Poors/Toronto Stock Exchange

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

("S&P/TSX") Composite Index and the Global Industry Classification Standard Sector - Material, Gold.  We believe these milestones will broaden our shareholder base and provide added visibility as we continue with our plan of controlled, profitable and sustainable growth.

  On April 1, 2003 the Company announced the results of the feasibility study for its 100% owned Kisladag Gold Project.  The study prepared by Hatch Associates, Vancouver reported 4,532,000 ounces of proven and probable reserves.  By the year-end, additional drilling efforts determined a 17% increase in reserves increasing proven and probable reserves to 5,310,900 ounces.

  In 2003 Kisladag received two significant permits from the Turkish Government, the Environmental Positive Certificate (the "Certificate") and the Establishment Permit.  The acceptance of the Environmental Impact Assessment report and the issuance of the Certificate was a major achievement in the permitting process and the receipt of the Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the Kisladag Mine operation.

  On April 2, 2003 the Company announced its intention to deepen its shaft at Sao Bento (the "Shaft -Deepening Project").  The Shaft Deepening Project will deepen the shaft by approximately 370 meters at an estimated cost of $12,000 and will be funded through internally generated cash flows from the Sao Bento Mine.  The Shaft Deepening Project began in the 2nd quarter of 2003 and completion is expected in 2005. This Shaft Deepening Project gives the Company the opportunity to extend the profitable life of the Mine, enable the maximum recovery of the existing reserve and will provide infrastructure for possibly extending beyond the existing reserve base.

  On July 29, 2003 Eldorado announced the results of the Optimization Study for its Kisladag Project.  The Optimization Study, prepared by Hatch successfully demonstrated the opportunities to both improve the financial performance of the Kisladag Project and accelerate the expansion of the Kisladag Project to full production levels.

  On August 25, 2003 the Company closed a $55,320 (Cdn$77,500) dollar financing.  The Company received net proceeds after payments of all expenses relating to the offering of $52,822 (Cdn$73,999).  These funds will be used to complete the construction of the Kisladag Mine and for other general corporate purposes.

  On September 29, 2003 the Company eliminated its outstanding Convertible Debenture debt leaving the Company in a debt free position.

  In October 2003 the Company signed an agreement with the China National Gold Group Corporation ("CNGC") for the exclusive right to review their portfolio of operating mines, development projects and exploration projects for a period of 5 months.  The Company continues with this review which has been expanded to include joint reviews of other identified opportunities in China external to CNGC.  Subsequent to the fiscal year-end the parties have agreed to extend this period of review to May 31, 2004.

  Eldorado is in excellent financial condition. The Company's cash flow from operating activities is positive and at December 31, 2003 had $105,465 in cash and short-term deposits. We are debt free and our production currently remains unhedged. This will allow our shareholders to participate fully in the rising gold price environment forecast to continue in 2004.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

2.  Critical Accounting Policies

Eldorado's accounting policies are described in Note 2 to the consolidated financial statements.  Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing Eldorado's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Revenue Recognition

Eldorado recognizes revenue under the sales method.  The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Eldorado capitalizes costs incurred on properties after it has been established that there is a mineral resource on a property.  Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated useful lives.

In 2003 the Company adopted the recommendation of CICA 3063.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources,  operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

Asset Retirement Obligations

In 2003 the Company adopted a new accounting standard, CICA Handbook section 3110 ("CICA 3110"), "Asset Retirement Obligations" which requires that the fair value of liabilities for an asset retirement obligation be recognized in the period in which they are incurred.

Stock Based Compensation

In 2003 the Company adopted the fair value accounting based method for stock options.

3.

Critical Accounting Estimates

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

The Company, in assessing the carrying values of its properties, utilizes three critical accounting estimates as follows:

Reserves and Resources

The Company utilizes only proven and probable reserves in its carrying value calculations.  Proven and probable reserves are determined in accordance with National Instrument 43-101 ("NI 43-101").

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates.  Presently the Company's five year plan assumes the following prices:

The resulting average price is U.S. $365/oz.

Operating Costs

The Company determines its future operating costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

4.  Consolidated Financial Results of Operations

Net income (loss)

The net loss reported in 2003 is a direct result of the significant non-cash write-downs of the Sao Bento Mine, the Kaymaz Gold Project, and obsolete equipment inventories.  Write-downs of $39,520, $4,275 and $850 were booked respectively.

Gold operating earnings increased by 3.9% in 2003 to $11,924 compared with 2002 due primarily to a higher realized price per ounce which was offset by higher cash costs per ounce and lower sales volumes.  Gold sales revenue was $34,528 in 2003 compared with $30,501 in the prior year reflecting a 4% decline in sales volume and a $55/oz. increase in the average realized price.  Consolidated gold production decreased by 8.2% from 2002 levels due primarily to the commencement of the Shaft Deepening Project that began in 2003.  The completion of the Shaft Deepening Project will facilitate mining both above and below the Mine's 30th level.  Consolidated total cash and production costs per ounce for the year were $241 and $356, respectively, compared with $189 and $282 respectively, in 2002.  Increase in cash costs is a direct result of the strengthening Real, higher inflation rates and increased transportation costs as the mining is conducted beneath the present shaft bottom.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Revenues

The Company's revenues consist of sales of gold bullion. Gold bullion was sold in 2003 to a number of large financial institutions.

The increase in this year's gold revenue is due to higher realized price per ounce of gold sold by Sao Bento.  This was offset by lower sales volumes and a lower hedging gain amortization. Sao Bento sold 95,544 ounces of gold in 2003 at a realized price of $361/oz. compared to 99,659 ounces in 2002 at a realized price of $306/oz. and 105,349 ounces in 2001 at a realized price of $299/oz.

In 2001, the Company liquidated its gold hedge position and we currently remain unhedged. The Company continues to sell its gold production at spot prices and anticipates higher gold prices in 2004. We are forecasting an average gold price of $400/oz. in 2004.

In 2004 the Company may consider a hedge position by entering into put option contracts that clearly benefit the Company's position.  Put options purchased by the Company establish a minimum sales price for the production covered by such put options and permit the Company to participate in any price increases above the strike price of such put options but do not limit the Company's ability to benefit from a rising gold price.

Revenue includes a hedging gain for 2003 of $24/oz. compared to $36/oz. in 2002 and $28/oz. in 2001. The hedging gain results from the liquidation of a portion of the Company's hedge book in the years 1998 through 2001. The funds obtained from these liquidations were used to reduce bank debt and fund working capital needs during the extended period of depressed gold prices. Canadian GAAP requires that gains or losses earned on liquidated gold hedges prior to the original scheduled delivery dates be recorded on the balance sheet and amortized to the Profit and Loss statements as originally scheduled. In 2003 a gain of $2,286 was amortized to the Profit and Loss statement.  We will report a remaining hedging loss amortization of $329 in 2004.

Interest and Other Income

Interest and other income for 2003 were $1,415, compared with $5,245 in 2002 and $944 in 2001. The significant other income of $5,405 for 2002 and $500 for 2001 represent insurance funds received from Brasil Resseguros S.A. (the "IRB") to repair the #2 autoclave at Sao Bento and for business interruption insurance during the repair offset by other expenses of $160.  Interest income in the current year is a

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts reflection of earnings on our substantial cash holdings.  The Company is committed to continue to invest its unused funds in the most beneficial manner.

Expenses

Operating expenses at Sao Bento were $22,604 for 2003 compared with $19,027 for 2002 and $23,446 for 2001. The Company's operating expenses are derived from the total cash cost of production at Sao Bento that increased in 2003.

Increase in cash costs in 2003 is a direct result of a strengthening Real, the commencement of the Shaft Deepening Project and higher inflation rates.

Depreciation, depletion and amortization expenses of $10,321 are largely recorded on the life-of-mine method.

Corporate administration expense for 2003 were $4,961 compared to 2002 of $3,238 and $3,296 for 2001. Higher corporate administration expense in 2003 is a reflection of management's commitment to provide value-added growth to the Company.  Increased corporate activity dedicated to growth initiatives required additional staffing.  Also contributing to higher administration expense was the strengthening of the Canadian dollar against the U.S. dollar.  With most of our administration expenses based in Canadian dollars a strengthening of the Canadian dollar has a negative impact in the Company's U.S. dollar expenses.  Included in the general administration expense for 2003 are fees paid to PricewaterhouseCoopers totaling $475.  These include audit services of $121, audit related activities of $33 and taxation services of $321.  For 2004 the Company is forecasting an average exchange rate Cdn$/U.S.$ of 75 cents (Cdn$1.00= US$0.75).  As a consequence of the continued strength of the Canadian dollar combined with the Company's initiative to provide value added growth the Company is forecasting increased general and administrative expenses for 2004.

Exploration expenses for 2003 were $1,956 compared to $1,078 in 2002 and $508 in 2001. Prior to 2003 the Company had been severely limited by cash availability to pursue greenfield exploration opportunities. Most of our exploration expenditures during these years were in payment of landholding and care and maintenance costs in Brazil and Turkey. With the elimination of our debt and the substantial increase in our cash position, we are actively pursing new exploration targets in Brazil, Turkey and China.  The Company intends to further increase its exploration budget in 2004.

In 2003 the Company recorded a substantial foreign exchange gain that resulted directly from

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Management's decision to keep a substantial portion of the equity raised in Canadian dollars.  The strengthening of the Canadian dollar vs. the U.S. dollar during the year created the realized gain.  Management is forecasting a continued strengthening of the Canadian dollar in 2004 at present the Company continues to hold 52.5% of the total cash balance in Canadian dollars.

Income Taxes

Current tax recovery for 2003 was $1,107 compared to current tax expense of $1,121 in 2002 and $155 in 2001. The significant recovery in 2003 is a direct result of a partial reversal of the Brazilian withholding taxes on inter-company loans, resulting from the restructuring of our inter-company debt.  We expect to complete the restructuring in 2004, which will result in the reversal of the remaining withholding tax liability.

Future income tax expense of $3,570 in 2003 relates to a future tax liability recorded due to the Real appreciation.  The appreciation of the Real results in a gain on inter-company debt and therefore creates a future income tax liability.  If the Real weakens in the future this deferred tax liability will be reversed.

Related Party Transactions

The Company has no related party transactions to report.

5.  Review of Operations

1

Cost figures calculated in accordance with Gold Institute Standard

2

Cash Operating Costs plus royalties and the cost of off-site administration.

3

Total Cash Cost plus depreciation and amortization.

4

Excludes amortization of deferred gain.

5

Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.  Please see section "Non-GAAP measures" of this MD&A.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Cash and total production cost per ounce of gold are presented above in accordance with the Gold Institute Standard for the years ended December 31, 2003, 2002 and 2001. Consolidated cash and total production cost per ounce for gold mining operations have been derived from amounts included in sales revenues, cost of sales, and depreciation and depletion in the consolidated statements of earnings.

Average total cash costs for Sao Bento in 2003 were $241/oz. compared to $189/oz. in 2002 and $221/oz. in 2001. Total production costs were $356 /oz. in 2003 compared to $282 /oz. in 2002 and $306/oz. in 2001.

In 2003, as the Mine deepened and the ore body dipped away from the existing shaft bottom at the 23rd level, it became necessary for the Company to deepen the shaft at Sao Bento in order to sustain production levels and operating costs.   In April 2003 the Company announced its intention to deepen the shaft down to the 28th level. The shaft deepening will provide the Mine with a bottom working elevation approximately 1,300 meters below surface.  The Shaft Deepening Project is estimated to cost $12,000 and commissioning is forecast in the 2nd quarter of 2005.  During the period required for the completion of the Shaft Deepening Project the Company announced its gold production would remain at a rate of approximately 95,000 ounces per year.

During 2003 2,500 meters of infill drilling and 15,000 meters of exploration drilling were completed at the Mine.  Deeper drilling (below 32nd level) has identified a metabasite intrusive complicating continuity of mineralization at depth.  Drilling will continue through 2004 with 18,000 meters designed to further quantify the extent of the disruption caused by the intrusive and extend and upgrade resources.  As of December 31, 2003 Sao Bento reported Proven and Probable Reserves of 506,190 ounces and Inferred Resources of 265,211 ounces.

During 2003 the Company's two autoclaves at Sao Bento operated at normal conditions.  In 2002, Sao Bento completed a major repair of the #2 autoclave. The cost of the repair was covered by the Company's insurance policy with the IRB. To settle the claim, the IRB paid Sao Bento $3,224 in the 4th Qtr of 2001 and $3,223 in the 1st Qtr of 2002 for a total of $6,447 for repairs. Eldorado completed the repairs in March 2002 at a cost of $2,919 and $127 for taxes on parts. A difference of $3,401 was recorded to other income in 2002. During the shutdown of the #2 autoclave for repair the Company also received business interruption insurance of $3,497. Of this, $440 was credited to operating costs in 2001 and $1,053 in 2002 and the remainder $2,004 was recorded to other income in 2002.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

On May 25, 2001, the Brazilian government issued a decree reducing electricity usage. Effective June 1, 2001, Sao Bento was subject to electrical power rationing of 80% of the Mine's normal usage. On March 1, 2002, the Brazilian government lifted the restriction on the consumption of electrical power. With these lifted power restrictions and the completion of the #2 autoclave repair, Sao Bento returned to full production during the second quarter of 2002.  In 2003 Sao Bento faced no power restrictions.  For 2004 we do not anticipate a power restriction.

The continued weakening of the Real from an average of 2.35 in 2001 and an average of 2.92 in 2002 benefited the Company with lower cash costs. 70% of Sao Bento's cash cost profile is denominated in the Real, with the remaining 30% in U.S. dollars. A 10% weakening of the Real without corresponding inflation translates into approximately a $13 /oz. reduction in cash cost on 100,000 ounces of production.  However, in 2003 the Real strengthened significantly, from 3.52 per U.S. dollar on January 1st 2003 to 2.88 per U.S. dollar on December 31, 2003.  The appreciation of the Real by approximately 18% in 2003 plus higher than anticipated inflation rates in local currency and increased transportation costs as the ore body dipped away from the existing shaft had a negative impact in our cost structure, hence our higher cash costs per ounce in 2003.  Lower gold production also contributed to higher cash costs per ounce.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

6.

Summary of Quarterly Results and 4th Quarter Review

In the 4th quarter of 2003 the Company reported three significant non-cash write-downs relating to the Sao Bento Mine, the Kaymaz Gold Project, and obsolete equipment inventories.  Write-downs of $39,520, $4,275 and $850 were booked respectively.

7.  Liquidity and Capital Resources

Cash from Operations

Eldorado's cash from operation for 2003 was $3,646 compared to $9,288 in 2002 and $13,029 in 2001. The decrease in cash is due to increased general and administrative expense and exploration expense in the current year.  The increase is reflective of the Company's initiative to grow and expand its operations in countries where we believe there is substantial geological potential.  We are budgeting increases in both these areas in 2004.

Cash and Financial Conditions

Eldorado's cash position including term deposits increased from $37,627 at December 31, 2002 to $105,465 at December 31, 2003. The Company's working capital was $107,137 as at December 31, 2003 compared with a working capital of $36,648 as at December 31, 2002. In September 2003 Eldorado redeemed in advance $7,150 in Convertible Debenture debt due on November 4, 2004. Currently the Company is in a debt and hedge free position with no off balance sheet financing structures in place.  This positions the Company to continue with its strategy for value added growth.  Cash is available to fund construction of the Kisladag Mine and to continue with greenbelt exploration in Brazil, Turkey and China.

In addition, operating costs year on year increased at the Sao Bento Mine by approximately 5.5%.  The increase in operating costs is a direct result of a strengthening Real and increased inflation.

Finally in 2002 additional cash was generated due to the receipt of funds on the settlement of the IRB insurance claim.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

We are forecasting in 2004 $14,000 cash from operations at Sao Bento before sustaining capital, at a gold price of $400 per ounce.

Investing Activities

During 2003, Eldorado spent $14,191 on investing activities, of which $8,973 were on property, plant and equipment at Sao Bento, $3,604 on mineral properties and deferred development in Turkey and $1,196 on investments.

In 2003 Sao Bento commenced the Shaft Deepening Project presently scheduled for completion in 2005.  The completion of the Shaft Deepening Project will facilitate mining both above and below the Mine's 30th level.

Financing Activities

In 2003, the Company repaid its outstanding Convertible Debenture debt of $7,150.

In August of 2003 the Company completed a financing for a total of $52,822 net of fees. In December 2003 a total of 19,520,416 shares were issued for warrants issued as a result of the December 2002 financing generating an additional $24,352 of cash.   Over the past three years we have raised $126,590, net of fees, in public financing, which has been used to eliminate debt and fund Eldorado's ongoing operations and development.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

8.  Risks and Uncertainties

Gold Price

Eldorado's profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions and production costs. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado's exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through exploration and development of its existing operation and, in the future, construction of operating gold mines in Turkey at the Company's wholly owned properties of Kisladag and Efemcukuru. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Based on current production rates, Sao Bento can sustain production from its current reserves and resources for approximately five years.

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

Operational

The Company's Sao Bento operation is located in Brazil and incurs medium political risks. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Eldorado works to reduce the mining risks at Sao Bento. The Company maintains adequate insurance to cover normal business risk. The Sao Bento Mine currently accounts for all of Eldorado's gold production and revenue. Any adverse development affecting

Sao Bento would have an adverse effect on the Company's financial performance.

Environmental

Eldorado's activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While Eldorado has budgeted for future capital and operating expenditures to maintain compliance with

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change and can become more stringent and costly. Eldorado draws on the expertise and commitment of its Management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency Fluctuations

Eldorado's operating results and cash flows are affected by changes in the U.S.$/Real exchange, the U.S$./Turkish Lira ("Lira") exchange rate, and the U.S.$/Canadian dollar exchange rate as substantially all revenues are earned in U.S. dollars but the majority of the operating and capital expenditures are in Reals, Lira or Canadian dollars.

Political Risk

Eldorado conducts operations in a number of countries, namely Brazil, Turkey and China.  These operations are potentially subject to a number of political, economic and other risks.  Eldorado is not able to determine the impact of political, economic or other risks on its future financial position.

9.  Outlook

The Company anticipates continuing operations at Sao Bento for 2004 and beyond. In 2004, we are planning to produce 95,000 ounces of gold at a cash cost of $245/oz. The Shaft Deepening Project at Sao Bento continues according to plan, which will provide access to reserves and resources at the deeper levels of the Mine. The Company expects to complete the Shaft Deepening Project in 2005.

The Company is in the process of completing land acquisitions for its Kisladag Project in Turkey.  Construction permitting is anticipated to be completed in the 2nd Qtr of 2004, which will enable the Company to begin construction of the Kisladag Mine in the 2nd Qtr of 2004 as planned.  The Company is forecasting gold production to begin in 2005.

The Company is currently proceeding with completing an Environmental Impact Assessment for its Efemcukuru Gold Project.  Upon receipt of a positive certificate from the Minister of Environment, the Company plans to commence additional drilling on the property, in preparation of completing a feasibility study in 2005.

By the end of June 2004 the Company will have completed its review of CNGC's portfolio and may begin to pursue activities to establish a permanent operating base in China to forward its intention to become a gold producer in China.

Management's Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

10.  Non - GAAP Measures

Eldorado Gold Corporation has included certain non-GAAP performance measures throughout this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.  Eldorado believes that, in addition to conventional measures, prepared in accordance with Canadian

GAAP, certain investors use this information to evaluate Eldorado's performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  Set out below are definitions for these performance measures and reconciliation's of the non-GAAP measures to reported GAAP measures.

Unit costs:

A reconciliation of costs per ounce of gold produced; calculated in accordance with the Gold Institute Standard to the cost of sales and depletion, depreciation and amortization is included below:

Document 5 - Management's Proxy Circular dated April 13, 2004

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies for use at the Annual Meeting (the "Meeting") of shareholders ("Shareholders") of Eldorado Gold Corporation (the "Company") to be held at 3:00 p.m. on May 13, 2004 at the place and time and for the purposes set forth in the Notice of Meeting. Unless otherwise expressly indicated, the information herein contained is given as at April 13, 2004.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished to the Shareholders in connection with the solicitation of Proxies by the management of the Company for use at the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

Appointment of Proxy Holder

The individuals named in the accompanying Form of Proxy for the Meeting are officers or directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE HOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

In order to vote, completed forms of Proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on May 11, 2004 or by the Chairman of the Meeting prior to the commencement of the Meeting or any adjournments thereof.

Revocation of Proxies

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder's attorney authorized in writing or, where the Shareholder is a company or association, by a duly authorized officer or attorney of that company or association, and delivered either to the registered office of the Company (c/o J. Lewis 2100-1075 West Georgia Street, Vancouver, B.C. V6E 3G2) at any time up to and including May 12, 2004 (being the last business day preceding the day of the Meeting) or, if the Meeting is adjourned, on the last business day preceding any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Exercise of Vote by a Proxy

A proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a company or association, the Proxy must be executed by an officer or by an attorney duly authorized in writing.  If the Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a company or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for. If no choice is specified, the person designated in the accompanying form of proxy will vote in favour of every matter proposed by management at the Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, then the management nominees intend to vote in accordance with the judgment of management of the Company.

Special Instructions for Voting by Non-Registered Holders

Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and related documents together with the 2003 Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures described above.

Record Date

Each holder of common shares ("Common Shares") of the Company on April 13, 2004, is entitled to vote at the Meeting as more particularly described below.

Voting Shares and Principal Holders Thereof

On April 13, 2004, a total of 254,679,276 Common Shares were issued and outstanding, with each Common Share carrying the right to one vote on all resolutions before the Meeting. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Management Proxy Circular.  Two shareholders present or deemed to be present or represented by proxy and together holding or representing by proxy not less than 5% of the Common Shares outstanding will constitute a quorum at the Meeting.

As at April 13, 2004, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

The Articles and Bylaws of the Company provide that the Board of Directors is to consist of a minimum of 3 directors and a maximum of 20, with the actual number to be elected at any meeting to be the number of directors then in office unless the directors or shareholders otherwise determine.  The Board presently consists of six directors.  For this forthcoming year, the Board of Directors has, by resolution, fixed the number of directors at six.

Management proposes the election at the Meeting of six directors, each to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company or its significant affiliates now held by him or her, his or her principal occupation and the number of Common Shares beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at April 13, 2004.

Name, Position and Country of Residence(1)	PRINCIPAL OCCUPATION(2)	DIRECTOR SINCE	Number of Shares (3)
JOHN S. AUSTON(4)(5) Director Canada	Corporate Director	April 2003	3,000
K. ROSS CORY(5) Director Canada	Senior Vice President, Raymond James Ltd.	April 2003	Nil
ROBERT R. GILMORE(5) Director United States	Independent Financial Consultant and CPA	April 2003	Nil
WAYNE D. LENTON (4) Director United States	Independent Mining Consultant	June 1995	125,700
HUGH C. MORRIS (4) Director Chairman of the Board Canada	Independent Mining Consultant	January 1995	230,000
PAUL N. WRIGHT Director President and Chief Executive Officer Canada	President & Chief Executive Officer, Director of the Company	March 1999	110,000

Notes:

(1)

The information as to country of residence has been furnished by the respective nominees.

(2)

The information as to occupation has been furnished by the respective nominees and includes occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually. These numbers do not include any shares which may subsequently be acquired through the exercise of incentive stock options or share purchase warrants.

(4)

Member of Compensation Committee.

(5)

Member of Audit Committee.

EXECUTIVE COMPENSATION

The Company currently has three executive officers: Paul N. Wright, President and Chief Executive Officer; Earl W. Price, Chief Financial Officer; and Dawn Moss, Corporate Secretary (the "Named Executive Officers").

Compensation of Named Executive Officers

The following table sets forth all annual and long term compensation awarded, paid or earned for services in all capacities provided to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001 by the Chief Executive Officer ("CEO") of the Company, and by each of the Company's other two most highly compensated officers who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to Cdn. $100,000 or more in the last fiscal year.

Summary Compensation Table (1)

(1)

All figures are in Canadian dollars.

(2)

From January 1, 2000 the Company has instituted a short-term incentive program ("STIP") which is extended to seven members of top and middle management, including mine-site management.  The program provides for the Compensation Committee to set annual corporate and operational objectives as well as personal objectives for each qualifying employee.  After each financial year-end of the Company, the Board of Directors will determine any bonus payable to each qualifying employee based on achievement of such objectives.  The bonus, which is payable in the first quarter succeeding the financial year-end of the Company, can range from 0 to 100% of base salary.

(3)

Perquisites and other personal benefits that do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(4)

The Company provided an RRSP contribution up to a maximum of 5% of the employee's base salary or 50% of the maximum tax-exempt limit allowed under government regulations.  The Company's contribution is matched to the employee's contribution.

Stock Option Grants for Named Executive Officers

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended December 31, 2003.

Options Granted During the Financial Year Ended December 31, 2003 (1)

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn $/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn $/Security)	Expiration Date
Paul N. Wright	400,000	18.86%	1.96	1.96	Feb 10, 2008
Earl W. Price	110,000	5.19%	1.96	1.96	Feb 10, 2008
Dawn Moss	50,000	2.4%	1.96	1.96	Feb 10, 2008

Notes:

(1)

All figures are in Canadian dollars.

Aggregated Options Exercised during the Financial Year Ended December 31, 2003 and Year End Option Values (1)

			Unexercised	Value of Unexercised
			Options	in-the-money
	Securities		at Financial	Options/SARs
Name	Acquired on	Aggregate	Year-End	at Financial Year-End
	Exercise	Value Realized	Exercisable/Unexercisable	(Cdn $) (2)
	#	(Cdn $)		Exercisable/Unexercisable
Paul N. Wright	1,240,000	3,857,045	460,000/Nil	972,000/Nil
Earl W. Price	280,000	532,120	435,000/Nil	1,336,400/Nil
Dawn Moss	52,000	104,837	93,000/Nil	249,800/Nil

Notes:

(1)

The closing price of the Company's common shares on the TSX on December 31, 2003 was Cdn$4.05.

(2)

Value calculated on closing price of the Company's shares on the TSX, less the exercise price.

Composition and Responsibility of the Compensation Committee

The Board of Directors appoints a Compensation Committee comprised of three Directors, all of whom are Independent Directors.  The Compensation Committee is responsible for establishing, reviewing and approving the Company's compensation policies and practices and for reviewing and recommending, for the approval of the Board of Directors, the remuneration of the Officers of the Company.  For the fiscal year ended December 31, 2003 the Compensation Committee was composed of three independent directors: Mr. Wayne Lenton (Compensation Committee Chairman), Mr. John Auston and Mr. Hugh Morris.  None of the members of the Compensation Committee receive remuneration from the Company other than directors fees.

Report on Executive Compensation

Compensation Philosophy

     The Company's commitment is to enhance shareholder value through the discovery and acquisition of gold reserves, and the operation of profitable mines.  Eldorado is committed to caring for and enriching the environment within the local communities in which it operates and is committed to the creation of a work environment that allows Eldorado's employees to maximize their potential within their chosen careers.

The Company's executive compensation philosophy is based on combining the interests of the executive officers with the Company's stated commitments.  Executive compensation addresses both the short-term and long-term interests of the Company and is linked to the performance of the Company and the individual.  The Company compensates executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The compensation of the Company's executive officers is composed of base salaries, stock options, a short term incentive plan and a contribution towards the individual's registered retirement savings plan and is intended to be competitive with the executive compensation offered by similar companies in the gold mining industry.  The Company undertakes periodic reviews of industry practices to ensure that it remains competitive.

The mandate of the Compensation Committee is to review the terms of employment of the Company's executive officers, to review and approve, on an annual basis the Chief Executive Officer's and the senior executives performance objectives and assess the performance of the Chief Executive Officer for the prior year, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.  The Terms of Reference for the Compensation Committee are attached hereto in Appendix I.

Base Salary

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salary is reviewed annually based on individual and corporate performance and compensation practices of similar companies in the gold mining industry.

Stock Options

The purpose of the Company's stock option plans, the Amended Stock Option Plan, Employees, Consultants and Advisors (April 30, 2003 and the Incentive Stock Option Plan, Officers & Directors (April 30, 2003)  (the "Plans") is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Compensation Committee has established guidelines for the granting of options based on the seniority, responsibilities and performance of employees; the seniority, responsibilities and performance of officers; and the responsibilities and involvement of directors.  Options granted under the Plans expire not later than the tenth anniversary of the date options were granted.  Subject to the provisions of the Plans, alternative terms and conditions on stock option grants are at the discretion of the Compensation Committee in the case of employees, consultants and advisors and the discretion of the Board of Directors in the case of executive officers and directors.

Company practice is to maintain a maximum of 8% of the issued common shares to be reserved for issuance of stock options.  Of the 8% maximum reserve, 3% is allocated to the Incentive Stock Option Plan, Officers & Directors and the remaining 5% is allocated to the Amended Stock Option Plan, Employees, Consultants and Advisors.

      Options granted under the Incentive Stock Option Plan, Officers & Directors are subject to annual reporting to the Shareholders and Shareholders are encouraged to respond in an advisory capacity to the Company's stock option practices.

Chief Executive Officer's 2003 Compensation

Mr. Paul Wright was appointed to the position of President and Chief Executive Officer on October 1, 1999.  The Board of Directors, upon the recommendation of the Compensation Committee determined Mr. Wright's base salary of Cdn$400,000 for 2003. The Compensation Committee reviewed industry surveys and public information regarding base salaries paid to chief executive officers of public companies in the gold mining industry of comparable size and complexity. The Committee also considered other factors such as Mr. Wright's responsibilities and contribution to the past and anticipated future performance of the Company. As the Company's President and Chief Executive Officer, Mr. Wright's responsibilities include setting long-term strategic goals, supervising the Company's mining, development and exploration activities and selecting and managing an executive management group.

The following Report on Executive Compensation is that of the Compensation Committee of the Board of Directors.

Compensation of Directors

In 2003 the Compensation Committee carried out a review of compensation of directors of public companies in Canada.  This review covered compensation for attendance at meetings of the board of directors and committees, compensation for chairing of meetings of the board and its committees, allotment of stock options for directors, and reimbursement of all expenses properly and reasonably incurred by any director in the conduct of the Company's business or in the discharge of his duties as a director.  Based on the results of that review, the Company adopted an amended compensation schedule for the directors of the Company.  Effective January 1, 2004 independent directors receive an annual retainer of Cdn$15,000 with the exception of the independent chairman receiving Cdn$25,000, the Independent Chairman of the Compensation Committee and the Audit Committee receive an annual retainer of Cdn$2,500, meeting fees are Cdn$1,000 per Board Meeting and Cdn$750 per Committee meeting attended in person or by telephone, plus reimbursement of reasonable expenses.  Directors receive 100,000 incentive stock options granted under the Incentive Stock Option Plan, Officers & Directors upon election to the Board of Directors.  The Board of Directors is responsible for the approval of granting discretionary options to Directors.  Three newly elected directors received an aggregate of 300,000 stock options in 2003.

Type of Service	Director Designation	Annual Retainer (Cdn$)	Fee (Cdn$)
Member of the Board of Directors	Inside (1) Independent (2)	Nil 15,000	N/A N/A
Attendance at Board Meetings	Inside (1) Independent(2)	N/A N/A	Nil 1,000 per meeting
Attendance at Committee Meetings	Inside (1) Independent(2)	N/A N/A	Nil 750 per meeting
Chairman, Board of Directors	Independent(2)	25,000	N/A
Chairman, Committee	Inside (1) Independent(2)	Nil 2,500	N/A N/A
Incentive Stock Options (upon election)	100,000 common share options

(1)

Any member of a Company's board of directors who is an employee or part of management of the Company

(2)

Is not a member of management; does not have an interest or relationship with the Company that could be seen to interfere with the director's ability to act in the best interests of the Company, other than interests or relationships that result from holding shares in the Company

Compensation payable to Mr. Wright, the Company's President & Chief Executive Officer in 2003 is set out above under the heading "Compensation of Named Executive Officers".  The following table sets forth compensation awarded or paid to or earned by the other directors of the Company for services in all capacities provided to the Company during the financial year ended December 31, 2003.

Name of Director	Directors' Compensation (Cdn$)	All Other Compensation Paid (Cdn$)	Options Granted	Exercise Price (Cdn$)	Date of Grant Expiry Date
John S. Auston	10,667	Nil	100,000	1.90	April 30, 2003 April 29, 2008
Joseph Conway(1)	16,125	Nil	Nil	N/A	N/A
K. Ross Cory	12,167	Nil	100,000	1.90	April 30, 2003 April 29, 2008
Paul Curtis (2)	7,333	Nil	Nil	N/A	N/A
Robert R. Gilmore (3)	11,584	Nil	100,000	1.90	April 30, 2003 April 29, 2008

Wayne D. Lenton (4)	20,500	Nil	Nil	N/A	N/A
Hugh C. Morris (5)	32,750	Nil	Nil	N/A	N/A

(1)

Mr. Conway resigned from the Board of Directors effective September 1, 2003

(2)

Mr. Curtis resigned from the Board of Directors effective April 30, 2003

(3)

Chairman, Audit Committee

(4)

Chairman, Compensation Committee

(5)

Non-Executive Chairman of the Board

(6)

None of the Directors of the Company receives any remuneration from the Company other than directors fees.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn. $100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 1998 and ending December 31, 2003.

Employment Agreements

Mr. Paul Wright entered into an employment agreement with the Company dated October 1, 1999.  Under the terms of Mr. Wright's agreement, upon termination without cause Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his then-current annual salary and continuation of his benefits for 12 months after his termination. Mr. Earl Price entered into an employment agreement with the Company dated October 8, 2001.  Under the terms of Mr. Price's agreement, upon termination without cause Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to one and one-half years times his then-current annual salary and continuation of his benefits for 12 months after his termination.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of April 13, 2004 there was no indebtedness to the Company by current and former directors, officers and employees.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons has had, within the last financial year prior to the date of this Management Proxy Circular, any material interest, direct or indirect, in any transaction which materially affected or could be reasonably anticipated to materially affect the Company or any of its subsidiaries.

DIRECTORS' AND OFFICERS' INSURANCE

The Company maintains liability insurance for its directors and officers providing coverage of US$20,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of US$250,000 per occurrence.  The Company paid a premium of US$225,000 in 2003.

There is no indemnification payable this financial year to directors or officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This disclosure statement refers to the guidelines for effective corporate governance set out in The Toronto Stock Exchange's Company Manual (the "TSX Guidelines"). The TSX Guidelines set out the principal responsibilities of a board of directors and the corporate governance principles to be followed by them. The following information highlights the structures and processes of corporate governance of the Company.  More detailed information on the Company's corporate governance practices is attached to this Information Circular in Appendix I.

Mandate of the Board of Directors

At the annual meeting of Shareholders, the Shareholders elect directors to the Board to represent the interests of the Shareholders with respect to the management of the Company.  The Board is responsible for the stewardship of the Company and the enhancement of shareholder value.

The principal role of the Board of Directors is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises management, which is responsible for the day-to-day conduct of the business.  The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.  In its supervisory role, the Board, through the Chief Executive Officer, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting.  In addition to its primary accountability to shareholders, the Board and the CEO are also accountable to government authorities and other stakeholders, such as employees, communities, and the public.

Composition of the Board of Directors

The Board is currently composed of six directors.  Six directors are nominated for election to the Board of Directors for the 2004/2005 term.  Applying the criteria established in the TSX Guidelines, five of the nominee Directors are independent directors and one, Mr. Wright, the President and Chief Executive Officer of the Company, is a related director.

The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board of Directors must deal.  The Director Terms of Reference are attached to this Information Circular in Appendix I.

Board Effectiveness

At its regularly scheduled meetings, the Board reviews on an on-going basis management's significant operational plans, initiatives and activities, as well as systems related to the identification and control of principal business risks. Board members meet as necessary between regularly scheduled meetings to deal with extraordinary matters and attend special strategic discussion sessions.  "In Camera" sessions of the independent members of the Board are held regularly during the year.  Board meetings are normally held at the corporate office of the Company.  Management provides the Board with a comprehensive package of pertinent materials in advance of each meeting.  Board members visit the sites of the Company's operation and development projects when relevant insight into the business and operations of the Company will be gained by the Directors.

Committees of the Board of Directors

The Board of Directors has established and provided Terms of Reference for the Board and its committees.  These Terms of Reference are reviewed on an annual basis and are attached to this Information Circular as Appendix I.

Audit Committee

The Audit Committee is composed of three independent directors. The purpose of the Audit Committee is to oversee and ensure that Management has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements.  The Committee is responsible for reviewing the annual and quarterly financial statements and attachments with management and the Company's auditors, and for the review of any reports, opinions or significant transactions in connection with the financial statements of the Company.  The Committee is responsible for the review and recommendation of the external auditors of the Company. It is also responsible for ensuring that the Company's management has designed and implemented an effective system of internal financial controls, for reviewing and reporting on the integrity of the consolidated financial statements of the Company, and for ensuring compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and the disclosure of material facts.  The Committee also reviews the appropriateness and effectiveness of the Company's policies and business practices which have an impact on the financial integrity of the Company, including those relating to internal auditing, accounting, information services, systems and financial controls, management reporting and risk management.  Mr. Gilmore, Chairman of the Audit Committee is a Certified Public Accountant and Mr. Cory and Mr. Auston are financially literate.  The Terms of Reference for the Audit Committee are attached to this Information Circular in Appendix I.  The Audit Committee met four times in 2003 and reports 100% attendance at all meetings.

Compensation Committee

The Compensation Committee is composed of three independent directors. The purpose of the Compensation Committee is to review human resource and compensation policies and best practices for recommendation to the Board of Directors.  The Committee is responsible for reviewing and making recommendations to the Board of Directors concerning domestic and international human resources compensation policies and guidelines for the Company.  In addition, it is responsible for the annual performance evaluation of the Chief Executive Officer.  The Committee is also responsible for the annual review and recommendations to the Board of Directors for the Chief Executive Officer's and senior executives' compensation, and the Chief Executive Officer's and the senior executives' performance objectives for the coming year.  The Compensation Committee also reviews periodically the appropriateness and form of the compensation of directors. Additional responsibilities of the Compensation Committee are included in the Terms of Reference for the Compensation Committee attached to this Information Circular in Appendix I.  The Compensation Committee met four times in 2003 and reports 100% attendance at all meetings.

Corporate Governance

For 2003 the Board of Directors had the mandate to develop and oversee the Company's approach to corporate governance policies and practices, to review candidates for election as directors and to recommend nominees for election at the Company's annual general meeting, to propose appointees to the Board Committees, to review the Company's succession plan for the Chief Executive Officer and senior management, to review and report annually to the Board the results of an assessment of the Board's performance, and to review and approve the Terms of Reference for the Committees of the Board.  Beginning in 2004 the Terms of Reference for the Terms of Reference for the Directors and the Board of Directors will be subject to an annual review.

Environmental, Health and Safety

For 2003 the Board of Directors held the responsibility for overseeing and approval of recommendations for actions, for development programs and procedures to ensure that the Company's environmental, health and safety practices were adhered to and achieved, and to propose changes in the Company's practices from time to time as may be warranted to keep pace with environmental, health and safety regulations, trends or developments in the mining industry.

Shareholder Communications

The Company maintains a shareholder communications program that includes a Corporate Communications Policy and Procedures for the release of financial information and timely disclosure and use of conference calls and websites that are designed to ensure appropriate and on-going communications with shareholders.  The Company is currently developing its Disclosure Controls and Procedures.  Shareholder inquiries receive a prompt response, either from the Manager of Investor Relations, President and Chief Executive Officer or from an appropriate officer of the Company.  The Board of Directors is kept informed of any material issues of concern to shareholders and provides direction for action as needed.

Compliance with TSX Corporate Governance Guidelines

To enhance disclosure to Shareholders, the Company's corporate governance practices in relation to each of the TSX's 14 guidelines are specifically set out below.

1.

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship, should assume responsibility for the following matters:

The Board oversees the conduct of the business and supervises management, which is responsible for the day-to-day conduct of the business.  The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.

(a)

adoption of a strategic planning process

The board of directors annually reviews and approves the strategic plan of the Company, monitors management's success in implementing the strategies set out in the plan, and provides guidance and judgment to changes in the strategic plan.

(b)

the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

The board has identified with management the areas of principal risk of the Company in order to ensure that there are systems in place to effectively monitor and manage business risks, particularly relating to gold and foreign currency fluctuations, political, environmental, health and safety issues, and insurance coverage.  In 2004 the Company will be publishing its Internal Control procedures.  The Audit Committee will assume the responsibility of approving the Internal Control procedures of the Company being developed in accordance with applicable securities regulations governing the Company in Canada and the United States.  The Internal Control procedures will be audited by the Company's external auditor.

(c)

succession planning, including appointing, training and monitoring senior management;

In 2003 the Company increased the size and strength of its managerial and administrative staff at its corporate, operation and development levels in response to the growth of the Company.  In its employee search the Company seeks out individuals that will enhance the organization and provide for a planned succession for senior management from within its ranks when possible.

(d)

a communications policy for the corporation;

The Company has a dedicated Manager of Investor Relations and adheres to policies designed to maintain a shareholder communications program that includes a Corporate Communications Policy and Procedures approved by the Board of Directors for the release of financial information and timely disclosure and use of conference calls and websites that are designed to ensure appropriate and on-going communications with shareholders.  The President & CEO and the CFO approve all public disclosure before dissemination and the Audit Committee has the responsibility of review and approval of the Company's financial disclosure. The board is mindful of and ensures accurate, timely disclosure and appropriate communication with Shareholders and the public. The board is kept informed of any material issue of concern to shareholders and provides direction as required.

(e)

the integrity of the corporation's internal control and management information systems.

The Audit Committee acts on behalf of the board in monitoring internal accounting controls and the business conduct of the Company.   In 2004 the Company will be developing its Internal Control procedures complying with applicable securities regulations in Canada and the United States.  The Audit Committee will assume the responsibility of approving and annually reviewing the Internal Control procedures of the Company. Corporate environmental, health & safety policies and practices to ensure appropriate management systems are in place will be reviewed by the Board of Directors and form part of the Internal Controls. The Internal Control procedures will initially be audited by the Company's external auditor.  Currently the Audit Committee regularly reviews matters relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations and is conducting its affairs ethically and that effective controls are maintained.

2.

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated ("Independent") directors.

Currently, there are six directors on the board of directors consisting of the chief executive officer of the Company and five independent directors.  There are six individuals nominated for election of the Board for the 2004/2005 term, five of whom are independent directors.  On an annual basis directors are required to complete a questionnaire providing for current, accurate & complete personal status information.

3.

The application of the definition of "Independent director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of Independent directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

On an on-going basis, board members ensure that any potential business conflicts are declared and such board members will absent themselves from dealing with any related matters or issues.  The board has a majority of independent directors.

At December 31, 2003 the independent Directors of the Company were Mr. John S. Auston, Mr. K. Ross Cory, Mr. Robert R. Gilmore, Mr. Wayne D. Lenton and Mr. Hugh C. Morris.

John S. Auston (B.Sc Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston is a Corporate Director at Cameco Corporation and a director for GGL Diamond Corporation.  Mr. Auston is a retired businessman and served as the President & CEO of Ashton Mining of Canada Inc. 1996 - 2000, President & CEO of Granges Inc. and Hycroft Resources from 1993 - 1995 and held several executive positions with British Petroleum Group from 1980 to 1992.   Mr. Auston is an Independent Director and a member of the Compensation Committee and the Audit Committee.

K. Ross Cory (MBA, Finance and International Business, UBC; B.Sc General Science, UBC) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory has served as the Senior Vice President and Director of Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989.  Mr. Cory is an Independent Director and a member of the Audit Committee.

Robert R. Gilmore (BSBA Accounting, University of Denver; CPA, Colorado) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is an Independent Financial Consultant and serves on the Board of Directors of MK Gold Company.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.  Mr. Gilmore is an Independent Director and the Chairman of the Audit Committee.

Wayne D. Lenton (B.Sc Metallurgical Engineering, Montana School of Mines) was elected to the Board of Directors of Eldorado Gold Corporation in 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of  Energold Mining Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO & Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO & Chairman of the Board Canada Tungsten Mining Corporation.  Mr. Lenton is an Independent Director and the Chairman of the Compensation Committee.

Hugh C. Morris (B.Sc Mining Geologist, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; President, Canadian Global Change Program; Past President, Geological Association of Canada ) was elected to the Board of Directors of Eldorado Gold Corporation in 1995.  Mr. Morris is an Independent Mining Consultant and serves on the Board of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas and is a Trustee, Mathematical Sciences Research Institute, University of California.  Mr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.  Mr. Morris is an Independent Director and the Non-Executive Chairman of the Board of Eldorado.

Paul N. Wright (B.Sc Mining Engineering, Newcastle University;  Member, Canadian Institute of Mining & Metallurgy) was elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.  Prior to joining the

Company in 1996 Mr. Wright was the Vice President Mining & Project Development with Granges Inc.  from 1991 to 1996, and the Manager Western Operations, Redpath Group of Cos. From 1986 - 1991.   Mr. Wright is an Inside Director of the Company.

4.

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are Independent directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an on-going basis.

Nominees to the board are proposed by members of the board of directors.  The board assesses directors competencies and performance of directors and the board on an annual basis.

5.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The board assesses its own performance and the effectiveness, contributions and competencies of its directors on an annual basis.  The Chairman of the Board is responsible for the distribution of a confidential questionnaire to be completed by the members of the board. The results of the questionnaire are tabulated and recommendations are made to the board based on matters arising from the responses.

6.

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Company ensures the orientation and continuing education of directors by management reports and presentations, relevant site visits to its operations and other means.  New directors receive a Board Manual containing relevant management information, historical public information and the Terms of Reference for the Board of Directors, a Director and the Committees of the Board.

7.

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate a program to reduce the number of directors to a number which facilitates more effective decision-making.

The size of the board is reviewed by the directors as part of the performance review described in 5 above.   In the assessment completed in February 2003 it was recommended that the Board should be increased to enhance the knowledge, skills and expertise of the board necessary for effective decision-making in the planned advancement of the Company's business. There are six director nominees for the 2004/2005 term.

8.

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The compensation committee is made up entirely of independent directors and annually reviews the adequacy of directors' compensation, and the composition of the directors' compensation package.  The compensation committee makes its recommendation based upon the types of compensation and amounts paid to other directors within the Company's peer group.  Included in directors compensation is a cash annual retainer (paid quarterly), meeting fees and stock options.  See Compensation of Directors in this Information Circular for detailed compensation in 2003.

9.

Committees of the board of directors should generally be composed of outside directors, a majority of whom are Independent directors, although some board committees, such as the executive committee may include one or more inside directors.

The Company currently has two committees, the Audit Committee and the Compensation Committee.  Both committees are composed of independent directors.  For detailed information on the committees see Audit Committee and Compensation Committee in this Information Circular.

10.

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.  This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

For 2003 the board of directors at large was responsible for the development and oversight of the Company's corporate governance practices.

11.

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.  In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The board has approved position descriptions for its chairman and for the Company's president and chief executive officer, and sets corporate objectives to be reached by the chief executive officer and senior executives and management. The Company has adopted terms of reference for the roles of directors and the board and its committees, these Terms of Reference are attached to this Information Circular in Appendix I.

12.

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.  An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii)  adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".  Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

The position of chairman of the board of the Company is separate from that of the CEO.  The incumbent chairman is an independent director and is not a member of the Company's management.

13.

The audit committee of every board of directors should be composed only of outside directors.  The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.  The audit committee should direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The audit committee duties should include oversight responsibility for management reporting on internal controls.  While it is management's responsibility to design and implement an effective system of internal controls, it is the responsibility of the audit committee to ensure that management has done so.

The audit committee is composed entirely of Independent directors.  Its duties and responsibilities are set out in its terms of reference, which are reviewed annually by the audit committee and the board.  These responsibilities include oversight responsibility for management reporting on internal controls and to ensure that management has developed and implemented an effective system of internal controls.  The audit committee has direct communication with the external auditors and regularly meets in-camera with them.

14.

The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors of the Company are able to engage an outside advisor at the Company's expense in order to assist an individual director in fulfilling his or her responsibilities.  The engagement and payment by the Company for the services of an outside advisor to an individual director or directors is currently subject to approval by the board of directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, none of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITORS

Unless otherwise specified by the shareholder, the persons named in the accompanying Proxy intend to vote the Common Shares represented by the Proxy for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, Canada as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP of Vancouver and its predecessors have been the auditors of the Company since 1992.  As reported in the Company's 2003 Audited Financial Statements, included in the general administration expense for 2003 were fees paid to PricewaterhouseCoopers totalling US$475,000.  These include audit services of US$121,000, audit related activities of US$33,000 and taxation services of US$321,000.

STOCK OPTIONS

The Company adopted a Stock Option Plan dated June 6, 1994 and amended June 5, 1995 and June 27, 1996, May 31, 2000 and April 30, 2003 (the "Employee Plan") and in 2003 the Company established the Incentive Stock Option Plan, Officers & Directors dated April 30, 2003 (the "D&O Plan") (collectively the "Plans").  The purpose of the Plans is to assist the Company in attracting, retaining and motivating directors, officers, employees, consultants and advisors of the Company and of its subsidiary and associated companies and to closely align the personal interests of those directors, officers, employees, consultants and advisors with those of the shareholders by providing them with the opportunity, through stock options (the "Options"), to acquire Common Shares in the capital of the Company.  A copy of the Plans may be obtained by any shareholder upon request from the Secretary of the Company.

The Plans provide for a maximum of up to 17,200,000 Common Shares or 6.75% of the outstanding Common Shares of the Company as of April 13, 2004 (the "Limit") to be reserved, set aside and made available for issue under and in accordance with the Plans.  Such Limit was approved by the shareholders of the Company on April 30, 2003.  The Limit constitutes an aggregate maximum and includes all issued and unexpired Options, whether or not exercised, and the exercise of an Option and issuance of a share does not free up space under the Limit.

The Company wishes to increase the maximum number of Common Shares issuable pursuant to the exercise of the options granted under the Plans to ensure sufficient options are available to allow the Company to maintain its policy of granting options to directors, officers, employees, consultants and advisors of the Company.  The TSX rules governing stock options do not permit the Company to re-issue previously authorized options once they have been exercised.  The TSX requires the Company to obtain further shareholder approval to grant additional options beyond the maximum number previously authorized by the shareholders and contained in the D&O Plan.

The Company has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the Limit, as discussed above.

The increase in the Limit is subject to receipt of all necessary regulatory approvals, including the TSX.  As noted above, in order to comply with the stock option plan requirements of the TSX, the increase in the number of Common Shares reserved for issuance under the D&O Plan must be approved by an ordinary resolution of the shareholders.  The approval does not require a disinterested shareholder vote pursuant to the policy detailed in section 630 of the TSE Manual.

Accordingly, at the meeting, shareholders of the Company will be asked to consider and, if thought appropriate, to pass an ordinary resolution amending the Plans increasing the maximum number of Common Shares issuable upon exercise of stock options granted pursuant to the D&O Plan from 7,000,000 Common Shares to 7,637,200   Common Shares.   The full text of this resolution is set out below.

Shareholders are being asked to consider and vote upon the following resolution to approve an increase in the number of common shares reserved for issuance under the stock options available for issue under the D&O Plan:

"BE IT RESOLVED THAT:

1.

The D&O Plan be and is hereby amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the D&O Plan; as set out in Section 4.1 of the D&O Plan be increased from 7,000,000 Common Shares to 7,637,200  Common Shares.

2.

Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions."

The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting.  Unless otherwise instructed the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote "FOR" the Resolution.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2005 Annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before January 14, 2005 to be considered for inclusion in the management proxy circular and statement for the 2005 Annual Meeting of Shareholders.

It is the position of the Company that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

PARTICULARS OF OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgment.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary, a copy of:

(a)

its latest annual information form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(b)

its latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)

its comparative financial statements for the year ended December 31, 2003, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)

its Management Proxy Circular for its last Annual Meeting of Shareholders.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and the sending thereof to the Shareholders have been approved by the Board of Directors of the Company.

No person is authorized to give any information or to make any representation in respect of the matters addressed herein other than those contained in this Management Proxy Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED at Vancouver, British Columbia, this 13th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Paul N. Wright"

PAUL N. WRIGHT

PRESIDENT & CHIEF EXECUTIVE OFFICER

APPENDIX I

ELDORADO GOLD CORPORATION

CORPORATE GOVERNANCE

Terms of Reference

1.

Board of Directors

2.

Director

3.

Audit Committee

4.

Compensation Committee

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.

ROLE AND RESPONSIBILITIES

A.

The principal role of the Board of Directors ("Board") is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess, and ensure systems are in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to government authorities and other stakeholders, such as employees, communities, and the public.

B.

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

(i)

the Board shall ensure that there are long-term goals and a strategic planning process in place.  The Chief Executive Officer ("CEO"), with the involvement of the Board, shall establish long-term goals for the Company.  The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval.  The Board brings objectivity and judgement to this process.  The Board ultimately approves the strategy;

(ii)

the Board shall have an understanding of the principal risks associated with the Company's business, and shall ensure that appropriate systems are in place to monitor and manage those risks effectively.  The risks can span the Company's entire business to include environmental, operating, political, financial, geological, and legal/regulatory risks;

(iii)

the Board shall ensure that processes are in place to enable it to supervise and measure Management's, and in particular the CEO's, performance in carrying out the Company's stated objectives.  These processes should include appropriate training, development and succession of Management;

(iv)

the Board shall ensure the necessary internal controls and management information systems are in place to monitor the Company's operations and ensure compliance with applicable laws, regulations and policies; and

(v)

the Board shall ensure the Company has a communication program that facilitates effective communication with its shareholders, other stakeholders and the public.

C.

The Board is responsible for acting in accordance with its obligations contained in the  Canada Business Corporations Act, the Company's By-laws and any other relevant legislation and regulations and each Director shall:

(i)

act honestly in good faith with a view to the best interests of the Company;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iii)

exercise independent judgement, regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(iv)

disclose any conflict of interest on any issue brought before the Board and refrain from participating in the Board discussion and voting on the matter.

D.

The Board has the authority to establish a Committee or Committees and appoint Directors to be members of these Committees.  With certain exceptions, the Board may delegate its powers to such Committees.  The matters to be delegated to Committees of the Board and the constitution of such Committees shall be reviewed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc Committee to examine specific issues on behalf of the Board.

There are four Committees of the Board, namely, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Environmental, Health, and Safety Committee. The Board has approved Terms of Reference for each of these Committees setting out its duties, responsibilities, organization, and administrative procedures.

II.

COMPOSITION AND PROCEDURE

A.

The Board shall be constituted with a majority of individuals who qualify as independent Directors.  An independent Director is a Director who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere materially with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  A related Director is a Director who is not an independent Director.  If the Company has a significant shareholder, in addition to a majority of independent Directors, the Board shall include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.  A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.

B.

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or are employees who represent future potential and whom the CEO believes should be given exposure to the Board.

C.

 The Board will meet at least once per year without any member of the Company's Management for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Chair will subsequently discuss the results of this meeting with the CEO.

D.

An individual Director may engage an outside adviser at the expense of the Company in appropriate circumstance, subject to the approval of the Corporate Governance Committee.

May 24, 2001

ELDORADO GOLD CORPORATION

DIRECTOR

Terms of Reference

1.

PURPOSE

As a member of the Board, each Director shall:

A.

fulfil the legal requirements and obligations of a Director, which means that he or she must have a comprehensive understanding of the statutory and fiduciary roles of a Director;

B.

represent the interests of all shareholders in the governance of the Company and ensure that the best interests of the Company are paramount; and

C.

fulfil the legal requirements and obligations of a Director, which means that he or she must have a comprehensive understanding of the statutory and fiduciary roles of a Director;

2.

DUTIES AND RESPONSIBILITIES

A.

Board Activity

As a member of the Board, each Director shall:

(i)

exercise good judgement;

(ii)

act with integrity;

(ii)

use his/her abilities, experience and influence constructively;

(iii)

be available to Management and the Board as a resource;

(iv)

respect confidentiality;

(v)

advise the Chief Executive Officer ("CEO") and/or Chairman of the Board of Directors ("Chair") when introducing significant and/or previously unknown information or material at a Board meeting;

(vi)

understand the difference between governing and managing, and not encroach on Management's responsibilities;

(vii)

disclose any conflict of interest on any issue brought before the Board and refrain from participating in the Board discussion and voting on the matter;

(viii)

when appropriate, communicate with the Chair and/or CEO between meetings;

(ix)

demonstrate a willingness and availability for one-on-one consultation with the CEO;

(x)

evaluate the CEO's and the Company's performance;

(xi)

assist in maximizing shareholder value;

(xii)

be a positive force with a demonstrated interest in the long-term success of the Company; and

(xiii)

exercise independent judgement, regardless of the existence of the relationships or interests which could interfere with the exercise of independent judgement.

B.

Preparation and Attendance

To enhance the effectiveness of Board and Committee meetings, each Director shall:

(i)

prepare for Board and Committee meetings by reading reports and background materials prepared for each meeting;

(ii)

maintain an excellent Board and Committee meeting attendance record; and

(iii)

ensure that he or she has the necessary information to make informed decisions.

C.

Communication

Communication is fundamental to Board effectiveness; therefore, each Director shall:

(i)

participate fully and frankly in the deliberations and discussions of the Board;

(ii)

encourage free and open discussion of the affairs of the Company by the Board and its members;

(iii)

ask probing questions focused on strategy, policy, and the Company's business plan; and

(iv)

question officers in an appropriate manner and at appropriate times on the implementation of the Company's strategy and business plan and the results obtained.

D.

Committee Work

To ensure that Board Committees are effective and productive, each Director shall:

(i)

participate on Committees when asked and become knowledgeable about the purposes and goals of those Committees; and

(ii)

understand the process of Committee work and Management's role in supporting the work of the Board's Committees.

E.

Business, Company and Industry Knowledge

Recognizing that only well-informed Board members can make appropriate decisions, each Director shall:

               (i)

be knowledgeable about the Company's operations, activities, and industry;

(ii)

understand the role of the Company within the community;

(iii)

understand the regulatory, legislative, business, social and political environments within which the Company operates;

(iv)

become acquainted with the officers of the Company; and

(v)

be knowledgeable about the Company's business sites and visit them when appropriate.

May 24, 2001

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee is to oversee and ensure that Management has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements.

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form an Audit Committee (the "Committee) annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Committee will be comprised of three Directors (the "Member" or "Members"), all of whom will meet the independence and experience requirements of the Company's regulators.  At least one member of the Committee shall have accounting or related financial management expertise.

3.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

4.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

MEETINGS

1.

Meetings of the Committee will be held at the request of the Chairman of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company's financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, or if those absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

3.

The Committee will have access to the Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the  Auditor independent of Management at least once a year.

4.

The Auditor may be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto to ensure that such statements present fairly the financial position of the Company and the results of its operations;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements;

d)

any significant transactions which are not a normal part of the Company's business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments; and

i)

if applicable, any impairment provisions based on ceiling test calculations.

2.

Review and approve the audit and non-audit services and related fees and expenses and determine the independence of the Auditor.

3.

Establish guidelines for the retention of the Auditor for any non-audit service.

4.

Approve the fees to be paid to the independent auditor.

5.

Recommend to the Board the appointment of the independent auditor for proposal at the annual shareholders' meeting.  The Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

6.

Review internal controls with the Auditor and their perception of the Company's financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

7.

Review with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

8.

Advise the Board with respect to the Company's policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

9.

Review with management and the Auditor, the Company's internal accounting and financial systems and controls to ensure that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

10.

Review the Auditor's management letter.

11.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

12.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

13.

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

14.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

15.

Assess the Committee's performance of the duties specified in this charter and report its finding to the Board of Directors.

April 30, 2003

ELDORADO GOLD CORPORATION

COMPENSATION COMMITTEE

TERMS OF REFERENCE

PURPOSE

The purpose of the Compensation Committee is to review human resource and compensation policies and best practices for recommendation to the Board of Directors.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors will appoint Directors to form a Compensation Committee (the "Committee) annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Committee will be comprised of three Directors ("Member" or "Members"), all of whom will be outside directors.  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee ("Committee Chair").  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage an outside advisor at the Company's expense in order to assist in fulfilling the Committee's responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Board of Directors.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least two times per year.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, or if those absent waive notice in writing.

2.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review and advise on the Company's domestic and international compensation policies and practices.

2.

Prepare a report, on an annual basis, on the Company's compensation practices for inclusion in the Company's Information Circular.

3.

Review, on an annual basis, the compensation of the Chief Executive Officer of the Company for approval by the Board of Directors.

4.

Review, on an annual basis, the Chief Executive Officer's recommendations for the Senior Executives' compensation, for approval by the Board of Directors.

5.

Review and approve, on an annual basis, the Chief Executive Officer's and the Senior Executives' performance objectives.

6.

Assess and report to the Board of Directors on the performance of the Chief Executive Officer for the prior year.

7.

Ensure compensation policies for the Chief Executive Officer and the Senior Executives:

properly reflect their respective duties and responsibilities;

are effective and competitive in attracting, retaining and motivating people of the highest quality;

aligns the interests of the Chief Executive Officer and the Senior Executives with the shareholders; and

is based on established corporate and individual performance objectives.

8.

Review, on an annual basis, the directors' compensation policy and make recommendations concerning directors retainer, fees and stock option grants to the Board of Directors.

9.

Review recommendations for Company's stock option plans and amendments thereto for approval by the Board of Directors and the Shareholders.

10.

Review and approve the Chief Executive Officer's recommendations for stock option grants to employees, consultants and advisors of the Company and its subsidiaries and affiliates on behalf of the Board of Directors.

11.

Review the Chief Executive Officer's recommendations for stock option grants to Officers and Directors of the Company for approval by the Board of Directors.

12.

Recommend stock option grants to the Chief Executive Officer for approval by the Board of Directors.

13.

Review recommendations for the Company's Short Term Incentive Plan (the "STIP") and adjustments thereto for approval by the Board of Directors.

14.

Review recommendations for awards proposed under the conditions of the STIP for approval by the Board of Directors.

15.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

16.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

17.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

18.

Assess the Committee's performance of the duties specified in this charter and report its finding to the Board of Directors.

19.

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

April 30, 2003

Document 6 - Contractual Obligations as at December 31, 2003

CONTRACTUAL OBLIGATIONS

DECEMBER 31, 2003

The following table summarizes contractual obligations as at December 31, 2003 and payments due for each if the next five years and thereafter:

US$

	Total	2004	2005	2006	2207	2008	Thereafter
Supply Contracts	31,200,000	6,240,000	6,240,000	6,240,000	6,240,000	6,240,000	105,000
Reclamation Liability	9,821,621	-	-	-	-	8,270,903	1,550,718
Premises Lease	4,062,000	379,000	448,400	448,400	448,400	364,400	1,974,600

EXHIBIT 99.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the "Company") on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Paul Wright"

May 19, 2004

_________________

Paul N. Wright

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

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the "Company") on Form 40-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Earl W. Price, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

"Earl Price"

May 19, 2004

_________

Earl W. Price

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.3

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Paul N. Wright, certify that:

I have reviewed this annual report on Form 40-F of Eldorado Gold Corporation;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 19, 2004	By:	"Paul Wright" _____________________ Paul N. Wright Chief Executive Officer

EXHIBIT 99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Earl W. Price, certify that:

I have reviewed this annual report on Form 40-F of Eldorado Gold Corporation;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: May 19, 2004	By:	"Earl Price" _____________________ Earl W. Price Chief Financial Officer

EXHIBIT 99.5

CONSENT OF PRICEWATERHOUSECOOPERS LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Eldorado Gold Corporation of our report dated February 20, 2004 relating to the consolidated financial statements for the years ended December 31, 2003 and 2002, which appears in the Annual Report.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC, Canada

May 19, 2004

EXHIBIT 99.6

CONSENT OF SERGIO MARTINS PEREIRA, MSc.

DIRECTOR OF EXPLORATION & GEOLOGY

SAO BENTO MINERACAO S.A.

CONSENT OF

Sergio Martins,  MSc

Director of Exploration & Geology

Sao Bento Mineracao S.A.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of May 19, 2004 for the year ended December 31, 2003, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the Sao Bento Mine as at December 31, 2002 and December 31, 2003; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Sao Bento Mine and to the use of my name in this annual report as a named expert.

Dated as of the 19th  day of May 2004

"Sergio Martins"

Sergio Martins

Director Exploration & Geology

Sao Bento Mineracao, S.A.

EXHIBIT 99.7

CONSENT OF GARY GIROUX, B.A. Sc. (GEO. ENG.)

CONSENT OF

MICON INTERNATIONAL LIMITED

Gary Giroux, P.Eng., MASc.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of May 19, 2004 for the year ended December 31, 2003, of the description of the reports which were prepared under my direct supervision:

1.

Eldorado Gold Corporation, Updated Reserve Report for the Kisladag Gold Project, Western Turkey, dated April 18, 2002, revised May 9, 2002;

2.

Eldorado Gold Corporation, Update of Resources, Kisladag Project, Usak, Turkey, dated October 11, 2000, amended November 30, 2000 and Addendum to Report titled Update of Resource, Kisladag Gold Project, Usak, Turkey, dated January 23, 2001;

3.

Eldorado Gold Corporation, Addendum to October 1999 Report titled Estimation of Resources, Kisladag Gold Project, Usak, Turkey, dated May 15, 2000 (including Micon Map 1 & 2 of Project); and

4.

Eldorado Gold Corporation, Estimation of Resources, Kisladag Gold Project, Usak, Turkey, October 1999;

the description of certain mineral reserves of the Kisladag Project as at December 31, 2001, May 9, 2002 and December 31, 2002; the information that forms the summary of the reports and the description of certain mineral reserves of the Kisladag Project as at December 31, 2001 and December 31, 2002; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Kisladag Project and to the use of my name in this annual report as a named expert.

Dated as of the 19th  day of May 2004

"Gary Giroux"

G. H. Giroux

P.Eng., MASc.

EXHIBIT 99.8

CONSENT OF WATTS GRIFFIS MCOUAT

CONSENT OF

WATTS GRIFFIS AND McOUAT LIMITED

To the Board of Directors of Eldorado Gold Corporation

                I consent to the incorporation by reference in this annual report on Form 40-F of May 19, 2004 for the year ended December 31, 2003, of the description of the reports titled:

1.

"Addendum to a review of operations at Sao Bento Mineracao, Brazil for Eldorado Gold Corporation" dated April 27, 2000 and revised May 10, 2000;

2.

"Review of Operations at Sao Bento Mineracao, Brazil for Eldorado Corporation Ltd.", dated May 13, 1996; and

3.

"Review of Ore Reserves and Metallurgical Operations at Sao Bento Mineracao , Brazil for Omar Muhtadi Inc.", dated February 5, 1996 (the "Reports");

the information that forms the summary of the Reports and the description of certain mineral reserve estimates and other information pertaining to the Sao Bento Mine and to the use of my name under this annual report as a named expert.

Dated as of the 19th  day of May 2004

"A. Workman"

WATTS, GRIFFIS AND McOUAT LIMITED

EXHIBIT 99.9

CONSENT OF HATCH ASSOCIATES, VANCOUVER

CONSENT OF AUTHOR

To:

Board of Directors,Eldorado Gold

To the Board of Directors of Eldorado Gold Corporation

  I consent to the incorporation by reference in this annual report on Form 40-F of May 20, 2004 for the year ended December 31, 2003, of the description of the report titled the Kisladag Project Feasibility Study and dated March 2003 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Kisladag project and to the use of my name in this annual report as a named expert.

Dated as of this 19th day of May 2004.

Callum Grant, P.Eng.Project ManagerHatch VancouverCallum Grant, P.Eng.

Project Manager

Hatch Vancouver

EXHIBIT 99.10

CONSENT OF CALLUM GRANT, HATCH & ASSOCIATES

INDEPENDENT CONSULTANT

CONSENT OF AUTHOR

To:

Board of Directors,Eldorado Gold

To the Board of Directors of Eldorado Gold Corporation

               I consent to the incorporation by reference in this annual report on Form 40-F of May 20, 2004 for the year ended December 31, 2003, of the description of the report titled the Kisladag Optimization Study and dated July 2003 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Kisladag project and to the use of my name in this annual report as a named expert.

Dated as of this 19th day of May 2004.

Callum Grant, P.Eng.Project ManagerHatch VancouverCallum Grant, P.Eng.

Project Manager

Hatch Vancouver