Form 40-F
period 2004-12-31
ELDORADO GOLD CORP                                      /FI
filed 2005-04-04
CIK 918608

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission File Number: 001-31522

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

(604) 687-4018

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue, 13 Floor

New York, NY  10011

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

The registrant had 276,263,776 common shares issued and outstanding at December 31, 2004.

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

YES       X

NO

EXPLANATORY NOTE

Eldorado Gold Corporation (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F.  The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Registrant prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principals (“GAAP”) and reconciled to U.S. GAAP.  Unless otherwise indicated, all dollar amounts in this report are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2004, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2034.

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

  The Registrant is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk.  Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries or production for the Registrant may have significant financial impact.

  Some of the Registrant’s properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties.

  All of the Registrant’s operations are subject to environmental regulation and other types of regulation which can make operations expensive or prohibit them altogether.

  There may be challenges to the title of the Registrant’s properties which, if successful, could impair its development and/or operations.

  The Registrant operates in jurisdictions in which political or economic instability may affect its ability to operate.  Currency fluctuations may impact the Registrant’s profitability.

  There are a number of agreements pursuant to which Common Shares of the Registrant may be issued in the future.  These issuances would result in dilution to the Registrant’s shareholders.

  The Registrant operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Registrant.

  Operations in which the Registrant has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, personal injury or death, damage to property, environmental damage and possible legal liability.

  The Registrant depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Registrant.

  The Registrant, where practical, maintains insurance against risks in the operations of its business.  Such insurance, however, contains exclusions and limitations on coverage.  There is no assurance that such insurance will continue to be available on terms acceptable to the Registrant, if at all.

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

  The Registrant does not currently engage in hedging activities to protect itself from fluctuations in the price of gold and the effect such fluctuations might have on the Registrant’s operations and results of operations.

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

Forward-looking statements are based on the estimates and opinions of the Registrant’s management at the time the statements were made.  The Registrant assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinion change.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 14 of the comparative audited consolidated financial statements of the Registrant.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on August 20, 2000. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act of 1933, as amended. In the United States, a “mineral reserve” is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the mineral reserve determination.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Registrant’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  Please see the Supplement to the Glossary of Terms for a summary of the differences between CIM and U.S. standards, which is filed as Document 2 and incorporated by reference in this report on Form 40-F.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2004 is filed as Document 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the years ended December 31, 2004 and 2003, including the report of the auditors with respect thereto, filed as Document 1 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian and United States GAAP, see Note 14 to the Registrant’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis (“MD&A”) is filed as Document 4 and incorporated by reference in this report on Form 40-F.

CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Registrant’s disclosure controls and procedures (as defined in Rule 13a – 14(c) under the Exchange Act.  Based on that evaluation the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Registrant in reports that it files or submits to the Commission is recorded, processed, summarized and reported within the time periods required.

During the fiscal year ended December 31, 2004, there were no significant changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

It should be noted that while the Registrant’s CEO and CFO believe that the Registrant’s disclosure controls and procedures and internal control over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that its disclosure controls and procedures or internal controls over financial reporting  will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2004 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Robert Gilmore, Chairman of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Form 40-F, and is “independent” within the meaning of the corporate governance standards of the American Stock Exchange (the “AMEX”) applicable to the Registrant.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics,” as that term is defined in Form 40-F (the “Code”), that applies to its President and Chief Executive Officer, the Chief Financial Officer, Controller and any other person performing similar functions with the Registrant.  The Code includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers.  A copy of the Code is posted on the Registrant’s website at www.eldoradogold.com.

No amendments to the Code were adopted during the year ended December 31, 2004.  No “waiver” or “implicit waiver,” as such terms are defined in Form 40-F, were granted relating to any provision of the Code during the year ended December 31, 2004.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid by the Registrant to its independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2004 and December 31, 2003 are set forth below:

	Years ended December 31
	2004 Cdn$	2003 Cdn$
Audit:	192,000	121,000
Audit Related:	81,000	33,000

Tax	224,000	321,000
All Other Fees	--	--
Total	497,000	475,000

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Registrant’s consolidated annual financial statements, reviews of the Registrant’s interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and MD&A, as well as advisory services associated with the Registrant’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice  and tax planning on actual or contemplated transactions.

No fees were paid under the category "All Other Fees."

PRE-APPROVAL POLICIES AND PROCEDURES

All services to be performed by the Registrant’s auditor must be approved in advance by the Audit Committee.  The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services.  This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees.  No further approval is required to pay pre-approved fees.  Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Registrant to its accountants during the year ended December 31, 2004, no fees were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Information regarding off-balance sheet arrangements is included in the MD&A of the Registrant, which is filed as Document 5 and incorporated by reference in this report on Form 40-F.

CONTRACTUAL OBLIGATIONS

Contractual obligations of the Registrant filed as Document 6 and incorporated by reference in this report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements.  As of the date of this annual report on Form 40-F, the members of the Audit Committee are Mr. Robert R. Gilmore, Mr. K. Ross Cory and Mr. Hugh C. Morris.

AMEX CORPORATE GOVERNANCE

The Registrant’s common shares are listed on AMEX.  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Registrant’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Registrant is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Registrant are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Registrant solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements:  AMEX requires shareholder approval when an equity compensation plan pursuant to which options or stock may be acquired by officers, directors, employees or consultants is materially amended.  Under the Amex rules, a material amendment includes any increase in the number of shares to be issued under such plan other than to reflect a reorganization, stock split, merger, spinoff or similar transaction.  Under the rules of the Toronto Stock Exchange (the “TSX”) in effect until January 1, 2005, shareholder approval was not required to increase the number of shares to be issued under an equity compensation plan where the increase in the number of shares reserved for issuance together with the number of reserves under all equity compensation arrangements could not exceed 10% of the issued shares or the issuance of shares under all equity compensation arrangements within a one year period could not exceed 10% of the issued shares and no insiders were eligible to participation in the arrangements.  Shareholder approval was required for material amendments, including a reduction of the exercise price of options held by insiders.  As of January 1, 2005, the TSX amended its rules to require shareholder approval for any increase in the number of shares to be issued under an equity compensation plan.  Please see the Company’s Management Information Circular dated March 22, 2005 for details of the Company’s equity compensation plans.

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

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on November 5, 2004 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2004
2.	Supplement to the Glossary of Terms Included in the Annual Information Form of the Registrant for the year ended December 31, 2004.
3.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2004 and 2003;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002;
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002;
Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).
4.	Management Discussion and Analysis of Financial Conditions and Results of Operations
5.	Contractual Obligations of the Registrant
6.

Management’s Proxy Circular dated March 22, 2005:

Statement of Compliance with TSX Corporate Governance Guidelines

Terms of Reference  for the Board of Directors; the Directors; the Audit Committee and the Compensation Committee

EXHIBITS
99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.3	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Sergio Martins, MSc, Director Exploration & Geology, São Bento Mineracao S.A.
99.7	Consent of Norman S. Pitcher, Vice President, Exploration & Development, Eldorado Gold Corporation
99.8	Consent of Gary Giroux, B.A. Sc. (Geo. Eng.)
99.9	Consent of Watts Griffs & McOuat
99.10	Consent of Hatch Associates, Vancouver
99.11	Consent of Callum Grant, Hatch Associates, Independent Consultant

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

“Paul Wright”

By:_________________________________

Name:

Paul N. Wright

Title:

President and Chief Executive Officer

Date: March 30, 2005

Document 1 - Annual Information Form of the Registrant

ELDORADO GOLD CORPORATION

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia  V6C 2B5

Telephone:  (604) 687-4018

Facsimile:   (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2004

March 30, 2005

TABLE OF CONTENTS

PRELIMINARY NOTES

14

GLOSSARY

16

CORPORATE STRUCTURE

21

GENERAL DEVELOPMENT OF THE BUSINESS

22

NARRATIVE DESCRIPTION OF THE BUSINESS

26

RISK FACTORS

49

DESCRIPTION OF CAPITAL STRUCTURE

52

MARKET FOR SECURITIES

54

DIVIDEND POLICY

55

DIRECTORS AND OFFICERS

55

CORPORATE GOVERNANCE AND BOARD COMMITTEES

47

LEGAL PROCEEDINGS

58

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

58

TRANSFER AGENTS AND REGISTRARS

58

MATERIAL CONTRACTS

59

INTEREST OF EXPERTS

59

ADDITIONAL INFORMATION

59

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Incorporated by reference into this Annual Information Form (“AIF”) are the audited consolidated balance sheets of Eldorado Gold Corporation (“Eldorado” or the “Company”, “us”, “we”, “our”) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows of the Company for the years ended December 31, 2004, 2003 and 2002 together with the notes thereon, included in the Company’s 2004 Financial Review.  Also incorporated by reference in this AIF is the Company’s management’s discussion and analysis (“MD&A”) set out at pages 26 through 38 of the Company’s 2004 Financial Review.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company prepares and files its AIF, consolidated financial statements and MD&A in United States (“U.S.”) dollars and in accordance with Canadian GAAP and reconciled to U.S. GAAP.  The consolidated financial statements and MD&A are included with the Company’s Management Proxy Circular and 2004 Financial Review and filed with Canadian regulatory authorities and are available at www.sedar.com under the Company’s name.  A copy of the Management Proxy Circular and 2004 Financial Review are available upon request.

Date of Information

All information in this AIF is as of March 30, 2005, unless otherwise indicated.

Forward-Looking Statements

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in  this AIF and the factors discussed in the Prospectus dated November 5, 2004.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in this AIF and in the Prospectus dated November 5, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” referred to in the Company’s disclosure are Canadian mining terms as defined in accordance with National Instrument 43-101– Standards of Disclosure for Mineral Projects (“NI 43-101”)  under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in the Company’s disclosure are Canadian mining terms as defined in accordance with NI  43-101 under the guidelines set out in the CIM .  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Currency And Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated.  The revenue of the Company is derived primarily from the sale of gold, denominated in U.S. Dollars.  The Company’s costs are incurred in a variety of currencies, including the Canadian Dollar, the Brazilian Real, the Turkish Lira and the Chinese RMB.  The Company's accounts are maintained in U.S. dollars.

The noon rate of exchange on March 29, 2005 as reported by the Bank of Canada, for the conversion of Canadian dollars into U.S. dollars was Cdn$1.2136 per U.S.$1.00 (Cdn.$1.00 equals $ 0.824).

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

	Year Ended December 31,
	2004	2003	2002
Rate at end of period	$0.8309	$0.7738	$0.6339
Average rate for period	$0.7684	$0.7135	$0.6368
High For Period	$0.8494	$0.7738	$0.6618
Low for Period	$0.7160	$0.6350	$0.6199

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (Troy)/Ton	Grams/Tonne	34.285700

GLOSSARY

The following is a glossary of technical terms that appear in the discussion of the Company’s business in this document:

“adit”

A passage driven horizontally into a mountainside providing access to a mineral deposit from the surface of the working of a mine.

“Au”

Gold.

“Australasian Code”

The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

“autoclave”

The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

“autogenous grinding”

The grinding of ore without the use of media such as steel balls or rods.

“back fill”

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

“cyanidation”

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

“doré”

Unrefined gold and silver in bullion form.

“flotation”

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

“gangue”

Minerals that are sub-economic to recover as ore.

“grade”

The weight of precious metals in each tonne of ore.

“g/t”

Grams of gold per metric tonne.

“ha”

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

“host rock”

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

“microns”

0.000001 meters.

 “mill”

A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

“millimeters”

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

“proven mineral reserves”

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

resource”

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

“indicated mineral

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

“inferred mineral

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

 “mineralization”

Rock containing minerals or metals of potential economic interest.

“metallurgy”

The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

“open-pit mine”

An excavation for removing minerals which is open to the surface.

“ounce” or “oz”

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

“oz/t”

Troy ounces per short ton.

“ramp”

An inclined underground tunnel which provides access for mining or a connection between levels of a mine.

“RC”

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

“run of mine”

Pertains to the ore which has been mined but not crushed.

“shaft”

A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

“short ton”

Equal to 2,000 pounds, equivalent to 0.893 long tons or 907.185 kilograms.

“shrinkage stoping”

A method of stoping which utilises part of the broken ore as a working platform and as support for the walls.

“stope”

An underground excavation from which ore is being extracted.

“strike”

Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

“sulphide ore”

Ore containing a significant quantity of unoxidized sulfides.

“tailings”

The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

“tonne”

A metric tonne, 1000 kilograms or 2,204.6 pounds.

“waste”

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“winze”

A vertical or inclined shaft sunk from a point inside a mine.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

Eldorado Gold Corporation (the “Company”, “Eldorado”, “us”, “we”, or  “our”) was incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name “Eldorado Corporation Ltd.”  On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to “Eldorado Gold Corporation”. On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act.  On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name "Eldorado Gold Corporation".

The Company's head and principal office is located at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.  The Company, through its subsidiaries, also maintains administrative offices in:

Ankara, Turkey

Usak, Turkey

Izmir, Turkey

Beijing, China

São Bento Mine, Santa Barbara, Minas Gerais, Brazil.

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

Eldorado owns its material assets through 11 subsidiaries.  The particulars regarding the Company’s subsidiaries are as indicated on the Company’s organizational chart set out above.  Unless the context otherwise requires, references to the “Company”, “us”,

NS – Shares in the Company are 100% beneficially owned by Eldorado Gold Corporation or a wholly-owned subisidary.  1% of the shares of the Company may be held by a nominee shareholder

“we”, “our” includes Eldorado Gold Corporation and each of its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Eldorado, together with its subsidiaries, is engaged in the mining and processing of gold ore and the exploration for, and the acquisition and development of, gold-bearing mineral properties.  Eldorado's business is presently focused in Brazil and Turkey.  The Company’s goal is to create a portfolio of low cost mining assets with a strong financial base.

Operations

From Jan 1, 2002 to February 28, 2005 the Company has invested US$20.024 million in capital expenditures at its São Bento Mine in Brazil.

In August 2000, the Company entered into a letter of intent with Anglogold which confirmed the intention of Eldorado and Anglogold to enter into an agreement designed to further both parties' interests in and around the São Bento Mine and Anglogold's adjacent properties in the state of Minas Gerais, Brazil.  On October 30, 2002 the Company entered into an agreement with Anglogold on terms and conditions prescribed in the letter of intent.

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

On April 2, 2003 the Company announced its intention to deepen its shaft at São Bento (the “Shaft –Deepening Project”).  The shaft deepening project will deepen the shaft by approximately 370 meters, providing a bottom working elevation approximately 1,300 meters below surface at an estimated cost of US$12  million and is being funded through internally generated cash flows from the São Bento Mine.  The shaft deepening project began in the 2nd quarter of 2003 and completion is expected in August 2005. In 2004 we continued to advance our shaft-deepening project. The shaft-deepening project has created more challenging work conditions due to a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the ore body in the area scheduled for mining. We expect to complete the shaft-deepening project at the São Bento mine in the third quarter of 2005 and we expect to expand the mine’s ventilation system.

The Company’s 2004 exploration drilling program at the São Bento mine did not establish the continuity of the mineralization below the intrusive at the 34th level of the mine. Infill drilling above the intrusive in an area previously defined as probable reserve has resulted in a reduced estimate of reserves in this area. This loss of reserves has reduced the mine life of the São Bento operation which is now forecast to end in late 2007 or early 2008. We are pursuing the acquisition of additional ore reserves and/or mill feed in the immediate area to extend the life of the São Bento mine operations.

Turkey – Development

Kisladag

Our key development property is the Kisladag project located in Usak Province, Turkey.  We completed a Scoping Study on the property in 2000, a Prefeasibility Study in May 2001, an Addendum Report to the Prefeasibility Study in November 2001, an Updated Reserve Report in May, 2002, a Feasibility Study in March  2003 and Feasibility Cost Update, May 2004.

In 2003 Kisladag received two significant permits from the Turkish Government, the Environmental Positive Certificate (the “Certificate”) and the Establishment Permit.  The acceptance of the Environmental Impact Assessment report and the issuance of the Certificate was a major achievement in the permitting process and the receipt of the Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the Kisladag Mine operation.

On April 1, 2003 we announced the results of the feasibility study for its 100% owned Kisladag Gold Project.  The study prepared by Hatch Associates, Vancouver reported 4,532,000 ounces of proven and probable reserves.  By the year-end, additional drilling efforts determined a 17% increase in reserves increasing proven and probable reserves to 5,310,900 ounces.

On July 29, 2003 we announced the results of the Optimization Study for its Kisladag Project.  The Optimization Study, prepared by Hatch successfully demonstrated the opportunities to both improve the financial performance of the Kisladag Project and accelerate the expansion of the Kisladag Project to full production levels.

In April 2004, we acquired all the public and private land, updated the Feasibility Study to reflect 2004 projected costs, completed the permitting process and obtained all approvals from the Turkish authorities for constructing the Kisladag mine. In the fourth quarter, we began installing site services and completing two process water wells. In December, we began earthwork excavation for constructing the first phase of the leach pad. Kisladag mine construction is expected to be completed in the fourth quarter of 2005, with commissioning leading to startup as planned by the end of 2005. We expect the Kisladag mine to begin producing gold at an annualized rate of 164,000 ounces in its first year of operations, increasing in year two to 240,000 ounces. Cash operating costs are expected to be $165 per ounce for a planned mine life of 14 years.

In 2004 certain litigation began by third parties against Tüprag and the Turkish Ministry of Forestry and Environment seeking to cancel the Kisladag Environmental Positive Certificate for Kisladag on the basis of an alleged threat to the environment.  We are confident with both the methodology of the Environmental Impact Assessment (“EIA”) Report and Tüprag’s compliance with all procedural steps taken in obtaining the Kisladag Environmental Positive Certificate.  We continue to believe that ultimately such litigation shall be successfully defended.

Efemcukuru

As part of the EIA process for our Efemçukuru project a public meeting was held at the town of Efemçukuru on February 2, 2005 by the Turkish Ministry of the Environment to obtain input from local residents about our proposed mine. The meeting was well attended providing excellent dialogue with and input from the local residents.  We will address the questions and concerns of local residents in our EIA study, which we are in the process of completing for submission to the Ministry of Environment in the 2nd quarter of 2005. Once we receive a positive certificate, we will prepare a Feasibility Study and continue obtaining the necessary permits to construct and operate the mine. We currently have the data we need to prepare the Feasibility Study, and we expect to complete it by the second quarter of 2006. Our development schedule for the Efemçukuru project, following approval of the EIA, anticipates that the mine will begin producing gold in late 2007.

In 2004 certain litigation continued to be ongoing by third parties against Tüprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the environment.  In the course of the litigation against the Ministry and Tüprag concerning the Efemçukuru project, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemçukuru project.  We are confident that we will prevail in the case when it is heard in the higher courts.  It is not anticipated that a delay in the overall project will occur as a consequence of the legal proceedings.  Permitting activities are continuing.

Exploration

Turkey

Kaymaz

In 2003, the Company wrote-down its Kaymaz Gold Project (“Kaymaz”) from US$4.275 million to nil as at present Kaymaz is no longer technically viable as an onsite mine and gold recovery operation.

In 2004 our exploration activities in Turkey centered on three areas: the Western Pontides, the Demir Joint Venture and the Biga Peninsula.  In the Western Pontides, we control 145,200 hectares in 42 exploration licenses that are 100% owned by our subsidiary, Tüprag. The targets in this area are large, bulk tonnage, high sulfidation-type precious metal systems and low sulfidation-type precious metal vein systems. In 2004, we undertook a range of activities – including mapping and sampling – to provide drill targets for the year ahead. Our 50/50 Demir Joint Venture consists of 27 licenses covering a total of 58,642 hectares. This property, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Results from the sampling will guide our drill program for 2005. In the Biga Peninsula area of western Turkey, we control 25 exploration licenses covering 38,244 hectares. Reconnaissance work will continue in 2005 and we may carry out additional drilling.

Brazil

In 2004, we pursued several exploration opportunities and obtained mineral licenses on two properties in northern Brazil’s Amapa State and another in Rio Grande do Norte State.

Our land position at Amapa State totals 120,000 hectares and our work program in 2004 focused on geologic mapping, stream and soil sampling and geophysics to define drill targets. These properties host large geochemical gold anomalies as well as artisanal gold mining, in the same rock formations that host major deposits in Venezuela, Surinam and Guyana.

In Rio Grande do Norte State results from a 4 hole exploration program in the Bonfim area were negative, and the property was subsequently dropped.

In February 2005 Eldorado contracted Amec Americas to examine the viability of the Piaba project in North East Brazil.  This project is 50% held by Eldorado and hosts a significant resource in weathered and fresh rock.  The purpose of the study is to allow Eldorado to make an informed decision on whether further work is warranted on the project given current gold prices.

China

In October 2003 the Company signed an agreement with the China National Gold Group Corporation (“CNGC”) for the exclusive right to review their portfolio of operating mines, development projects and exploration projects for a period of 5 months.  The Company continues with this review which has been expanded to include joint reviews of other identified opportunities in China external to CNGC.  Subsequent to the fiscal year-end the parties have agreed to extend this period of review to May 31, 2004.  A further extension of our agreement with CNGC terminated on August 31, 2004.

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects.  Shandong is a publicly traded company listed on the Shanghai Exchange with assets in excess of $362 million.  Shandong’s revenue is derived from the production and sale of gold, silver, sulfur concentrate ore and gold & silver jewelry.   Located in eastern China’s Shandong Province, China’s largest gold producing region claiming approximately a quarter of China’s total gold production and 60% of the domestic industry’s total gold profits, they produced approximately 150,000 ounces of gold in 2004 from two underground mines. On November 21, 2004 Shandong signed an acquisition agreement for its third underground mine.  The acquisition was approved by their shareholders on December 28, 2004.

Finance

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

On December 23, 2002, the Company completed a financing (the “December 2002 Financing”) of 28,750,000 units (the “Units”) at Cdn$1.60 per Unit.  Each Unit entitled the holder to acquire one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant is exercisable into one common share at a price of Cdn$2.00 until December 23, 2003.  Each whole warrant was exercisable to acquire one common share of the Company at Cdn$2.00 for one year.  The final prospectus of the Company in respect of the December 2002 Financing was receipted on December 16, 2002.

On January 10, 2003, the United States Securities & Exchange Commission declared the Company’s registration statement on Form 40-F effective.

On January 23, 2003, the Company’s Common Shares began trading on the American Stock Exchange under the symbol “EGO”.

On March 21, 2003, the Company was added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector – Material, Gold.

On August 25, 2003, the Company completed a financing of 25,000,000 units at a price of Cdn$3.10 per unit with a syndicate of underwriters for gross proceeds of Cdn$77,500,000 ($55,320).  Net proceeds after payments of all expenses relating to the offering were Cdn$73,999,000 ($52,822).  Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant.  The Warrants were issued pursuant to a Warrant Indenture dated August 25, 2003 between the Company and Computershare Trust Company of Canada.  Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$4.10 until August 25, 2004.  On August 16, 2004, pursuant to a supplemental warrant indenture, the warrants were extended to expire on August 25, 2005.

On September 29, 2003 the Company eliminated its outstanding Convertible Debenture debt leaving the Company in a debt-free position.

On November 12, 2004, the Company completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwrites for gross proceeds of Cdn$77,625,000 ($65,083).  Net proceeds after payments of all expenses relating to the offering were Cdn$74,103,000 ($62,140).

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company operates the 100% owned São Bento mine Santa Barbara, Minas Gerais, Brazil. The Company’s gold production is derived from the São Bento Mine.

Production and Operating Summary

The following table summarizes certain production and operating information relating to the Company’s São Bento Gold Mine for each of the years indicated:

Production and Operating Information

Year	Ore Tonnes	Grade (g/t)	Recovery (%)	Production (ozs.)	Operating Cash Costs (1)	Total Production Costs (2)
					$	$
2004	366,729	8.40	89	82,024	294	358
2003	374,130	9.13	92	95,049	234	364
2002 2001 2000 1999 1998	381,295 417,609 525,893 540,014 467,215	9.47 9.13 7.95 8.18 7.60	93 91 93 92 93	103,533 102,841 112,950 126,581 108,572	184 216 195 184 250	282 306 270 251 324

 (2)

Calculated in accordance with the Gold Institute Production Cost Standard, pursuant to which total production costs comprise total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

Reserves and Resources Summary

A qualified person, as defined in National Instrument 43-101, has verified the technical data disclosed herein relating to the São Bento, Kisladag and Efemcukuru properties.  The names of and other information relating to the persons who made the reserve and resource estimates, their relationship to the Company and qualifications are listed below:

São Bento Mine, Brazil

Name:	Sergio Martins	Company:	São Bento Mineraçao S.A
Position:	Geology Manager	Relationship:	Employee of a subsidiary of the Company
Qualification:	M.Sc. (Geo. & Mineral Resources) Member of the Ass. of P. Geologist of Brazil, Society of Economic Geologists of U.S.

Name:	Norm Pitcher	Company:	Eldorado Gold Corporation
Position:	Vice President Exploration & Development	Relationship:	Senior Officer of the Company

Qualification:	P.Geo Professional Engineers and Geoscientists of British Columbia

Kisladag Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A. Sc., (Geo. Eng.), M.A. Sc., (Geo. Eng.) Member of the Ass. of P.Eng and Geoscientist of B.C.

Name:	Callum Grant	Company:	Hatch Associates Ltd.
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Sc. Geology Honors, M.Eng.Member of P.Eng. & Geoscientists of B.C. Member of P.Eng. of Ontario

Efemçukuru Project, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.A.Sc., (Geo. Eng.) M.A. Sc., (Geo. Eng.) Member of Ass. of P.Eng. and Geoscientists of B.C.

Proven and probable reserves, calculated as of December 31, 2004 for São Bento and Kisladag and December 31, 2000 for Efemçukuru, have been derived from Measured and Indicated Resources and are based on a gold price of U.S.$375/oz for Sao Bento, US$350 for Kisladag and US$325/oz. for Efemcukuru.  Cut off grade for the deposits are based on the assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures.  Estimated reserves and resources may have to be recalculated based on actual production or exploration results.  Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine.

Reserves

The Company has estimated proven and probable mineral reserves for the São Bento Mine and for its Kisladag and Efemçukuru development projects.  Except as noted, all reserves are calculated in accordance with National Instrument 43-101. The estimate of the Company’s proven and probable reserves for São Bento and Kisladag (as set forth in the table below) was calculated as at December 31, 2004 and was based on a gold price of US$375 per ounce for São Bento and US$350 for Kisladag and at cut-off grades as set out below.  Our 2004 exploration drilling program (2,791 meters of in-fill drilling and 17,612 meters of exploration drilling) at the São Bento mine did not establish the continuity of the mineralization below the intrusive at the 34th level of the mine. Infill drilling above the intrusive in an area previously defined as probable reserve has resulted in a reduced estimate of probable reserves in this area. This loss of reserves has reduced the mine life of the São Bento operation which is now forecast to end in late 2007 or early 2008.  In May 2004 the Kisladag mine plan was revised to reflect operating cost changes which resulted in a marginal decrease in reserves of 249,000 ounces. The Company's estimate of its proven and probable reserves for Efemçukuru was calculated as at December 31, 2000 and are based on a gold price of $325 per ounce and a cut-off grade as set out below.

The cut-off grades used in the reserve estimations are listed below:

São Bento:

 4.50 g/t

Kisladag:      Oxide

 0.35 g/t

        Primary

 0.50 g/t

Efemçukuru:

 6.00 g/t

Proven and Probable Reserves

Mine or Project	Ownership	Location	Tonnes (x1000)	Grade (g/t)	Contained Ounces (x1000)
São Bento mine (Dec 31, 2004)	100%	Brazil	Proven: 315 Probable: 839 Total: 1,154	9.40 7.85 8.27	95 212 307

Kisladag Project (Dec 31, 2004)	100%	Turkey	Proven: 54,008 Probable: 81,012 Total: 135,020	1.25 1.11 1.16	2,170 2,891 5,062

Efemçukuru Project (Dec 31, 2000) (1)	100%	Turkey	Proven & Probable: 1,856	13.14	784

Total:			Proven: 54,323 Probable: 83,707 Total: 138,030	1.30 1.44 1.39	2,266 3,877 6,153

(1) Reserve estimates for Efemçukuru have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

Reconciliation of Reserves in Ounces

The following table provides a reconciliation of the Company’s mineral reserves after gold production for 2004.

Mine	Reserves December 31, 2003 (X1000)	Recovered in 2004 (X1000)	Other Increase (Decrease) in Reserves 2004 (X1000)	Reserves December 31, 2004 (X1000)
São Bento mine (oz)	506	99	100	307

Resources(1)

The following table sets forth the measured, indicated and inferred mineral resources for São Bento and certain of the Company's development and exploration projects as at the date noted and based on a gold price and cut-off grade as set out below. Except as noted, all resources are calculated in accordance with NI 43-101.  These resource estimates include the estimated reserves disclosed above.

		Tonnes (X000)	Grade g/t	Contained Ounces (X000)
São Bento Mine,(2) Brazil 100% owned (December 31, 2004)
	Measured: Indicated: Inferred: Cut off grade: Gold Price:	332 672 257 6.4 g/t $375.00	12.78 11.21 11.20	136 242 379

Kisladag, Turkey 100% owned (December 31, 2003)	Measured: Indicated: Inferred: Cut off grade: Gold Price:	59,081 155,723 45,500 0.4 g/t $350.00	1.23 0.97 0.75	2,336 4,856 1,097

Efemçukuru, (3) Turkey 100% owned (December 31, 2000)	Measured:	665	15.11	323
	Indicated:	1,172	13.94	525
	Inferred:	552	12.07	214
	Cut off grade:	6.0 g/t
	Gold Price:	$325

Kaymaz, (3) Turkey 100% owned (December 31, 2000)	Measured & Indicated: (3) Cut off grade: Gold Price:	1,086 2.0g/t $350.00	6.25	218

Kücükdere, (3) Turkey 100% owned (December 31, 2000)	Measured & Indicated: (3) Cut off grade: Gold Price:		1,276 2.0g/t $350.00	6.43	264

Piaba (3) (4) Brazil (December 31, 2000)	Measured & Indicated: (3) Inferred: Cut off grade: Gold Price:		6,273 4,322 2.0g/t $350.00	1.27 1.28	256 178

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(2)

The mineral resource estimates were prepared by the Company for São Bento and certain of the Company’s development and exploration projects.

(3)

Resource estimates for Efemçukuru, Kaymaz and Kücükdere  and Piaba have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

(4)

Reflects Eldorado’s 50% interest.

OPERATIONS

The São Bento Mine

The Company owns one operating mine:  the São Bento Mine located near Belo Horizonte, Minas Gerais, Brazil.

This property is the subject of independent reports (the “São Bento Reports”) “Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil” prepared by Watts Griffis & McOuat and dated February 5, 1996, an independent report “Review of Operations at São Bento Mineraçao, Brazil” prepared by Watts, Griffis & McOuat and dated May 13, 1996, an “Addendum to Review of Operations at São Bento Mineraçao, Brazil” prepared by Watts, Griffis & McOuat and dated April 27, 2000, revised May 10, 2000 and an “Addendum to A Review of Operations at São Bento Mineraçao Brazil” prepared by the Company, dated April 15, 2002, revised April 30, 2002 (collectively, the “Reports”).  Copies of the Reports are available at www.sedar.com under the Company’s name.  The full Reports should be reviewed in order to put the following discussion in context.

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

Location, and Access

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

Geology and Mineralization

The São Bento mine is situated in the “Quadrilatero Ferrifero” (“Iron Quadrangle”) of Minas Gerais State. The stratigraphy is comprised of volcanic rocks, chemical sediments and pelitic sediments all of which have been subjected to greenschist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

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

The predominant mining method at São Bento is long hole open stoping.  The ore is hauled with diesel trucks on levels below the 23rd level up to the 23rd level. The São Bento mine employs 804  workers.  The mine and plant operate seven days per week 24 hours per day.  Projected mine life based on existing reserves and planned gold production will be approximately three years.

The processing plant at São Bento is a conventional grinding and milling operation using an autogenous mill.  Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings.  This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves.  Gold is recovered in a six-stage CIL circuit to produce doré.  The processing plant has a current design capacity of 40,000 tonnes per month and gold recovery is approximately 92%.  Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area. Production in 2004 was 82,024 ounces of gold at a cash cost of $294 per ounce.

Recent Mine Developments

Overhaul of the #1 Autoclave was scheduled and completed during the 1st Quarter 2003.

In the 2nd Qtr. 2003 the Company received an unconditional renewal of the Operating License from the State Environmental Agency (FEAM).

In the 2nd Quarter 2003 the Company initiated preparations for the 5.2 meter diameter concrete lined shaft to be deepened by approximately 370 meters at an approximate cost of $12.0 million.  The shaft deepening is designed to provide a bottom working elevation  approximately 1,300 meters below surface of the mine’s 28th level.  The estimated cost of the shaft deepening project is $12.0 million and is being funded through internally generated cash flows from the São Bento Mine. In 2004 we continued to advance the shaft-deepening project which will be completed in August 2005. The shaft-deepening project has created more challenging work conditions due to a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the ore body in the area scheduled for mining.

The 2004 exploration drilling program of 2,791 meters of infill drilling and 17,612 meters of exploration drilling did not establish the continuity of the mineralization below the intrusive at the 34th level of the mine. Infill drilling above the intrusive in an area previously defined as probable reserve has resulted in a reduced estimate of probable reserves in this area. This loss of reserves has reduced the mine life of the São Bento operation which is now forecast to end in late 2007 or early 2008. We are pursuing the acquisition of additional ore reserves and/or mill feed in the immediate area to extend the life of the São Bento mine operations.

In 2004 higher cash costs per ounce were driven by lower production levels.  Production was negatively impacted by the high level of waster handling, poor ground conditions and the presence of  the metabiste intrusive that intersects the orebody in the area scheduled for mining.  The intrusive altered the local minerology of the ore, which caused higher oxygen and cyanide consumption.

Capital Expenditures

The Company incurred US$9.0 million in capital expenditures on the São Bento mine in 2003 and US$5.7 million in capital expenditures on the São Bento mine in 2004.  Anticipated capital expenditures for 2005 are US$9.0 million including the shaft deepening capital expenditures. Funding for these expenditures will come from internally generated cash flows from operations.

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

Minesite Exploration

Current minesite exploration efforts in 2005 will focus on converting inferred resources into the measured & indicated resource category.

Data Verification

The original data including drill hole logs assay results have been reviewed by Norman Pitcher, P.Geo, a qualified person under NI 43-101 and the Vice President, Exploration and Development for the Company and by Sergio Martins, Director, Exploration and Geology of Sao Bento.  No irregularities were found.

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

2)

Anglogold will be granted an option valid for a period of 3 years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the São Bento plant and to expand the plant at Anglogold's sole cost and without disruption to the Company's operations.  Operating costs for the plant would be borne by both companies pro rata according to their proportionate planned and actual use of the facility.  In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold's royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

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

In the 2nd Quarter 2003 the Company initiated preparations for the 5.2 meter diameter concrete lined shaft to be deepened by approximately 370 meters at an approximate cost of $12.0 million.  The shaft deepening is designed to provide a bottom working elevation  approximately 1,300 meters below surface of the mine’s 28th level.  The estimated cost of the shaft deepening project is $12.0 million and is being funded through internally generated cash flows from the São Bento Mine. In 2004 we continued to advance the shaft-deepening project which will be completed in August 2005.

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

Our 2004 exploration drilling program at the São Bento mine did not establish the continuity of the mineralization below the intrusive at the 34th level of the mine. Infill drilling above the intrusive in an area previously defined as probable reserve has resulted in a reduced estimate of probable reserves in this area. This loss of reserves has reduced the mine life of the São Bento operation which is now forecast to end in late 2007 or early 2008.  Based upon drilling results and the impact on reserves we have charged certain development costs of $8.07 million to operating costs in 2004.  We are pursuing the acquisition of additional ore reserves and/or mill feed in the immediate area to extend the life of the São Bento mine operations.

DEVELOPMENT PROJECTS

All of the Company's current development projects are located in western Turkey. Although the history of gold mining in Turkey predates Roman times,  production of gold in modern times began in 2001 with the start up of the Ovacik mining operation located in Izmir  province.  Considerable potential for gold exploration and production exists in Turkey.

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

Kisladag Project, Turkey

This property is the subject of the independent reports (the “Kisladag Reports”) “Estimation of Resources, Kisladag Project, Turkey”, dated October 1999, “Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project” dated May 15, 2000, and “Update of Resources, Kisladag Project, Usak, Turkey” dated  October, 2000 and Amended November, 2000 and January, 2001 (all prepared by Micon International); “Kisladag Gold Project Pre-Feasibility Study” dated May 2001 and “Kisladag Gold Project Pre-Feasibility Study Addendum” December, 2001 (prepared by Kilborn Engineering Pacific); and “Updated Reserve Report for the Kisladag Gold Project Western Turkey” dated April 18, 2002, revised May 9, 2002 (prepared by Micon International) and a Feasibility Study, March 2003 (prepared by Hatch & Associates

 Limited), the “Kisladag Optimization Study” , July, 2003 (prepared by Hatch & Associates) and the “Feasibility Cost Update”, May, 2004 (prepared by Hatch & Associates).  The reports are available at www.sedar.com under the Company’s name.  The above mentioned reports should be reviewed in order to put the following discussion in context.

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

Current Development Activities

Since 1997, the Project has advanced through various stages of exploration to final feasibility stage.  Preparation of this Feasibility Study followed an extensive drilling. which culminated in a further increase in the mineral resource at Kisladag as reported in September 2003.  Current activity is focused on obtaining the necessary permits and approvals to advance the project to a construction decision in 2004.

In March 2003 a Feasibility Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 followed by an Optimization Study in July 2003 and an additional 7,057 meters of additional drilling in 2003.

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

In 2003 Kisladag received two significant permits from the Turkish Government, the Environmental Positive Certificate (the “Certificate”) and the Establishment Permit.  The acceptance of the Environmental Impact Assessment report and the issuance of the Certificate was a major achievement in the permitting process and the receipt of the Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the Kisladag Mine operation.

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

In May 2004 the Company completed a Feasibility Cost Update (the “Study”) to the Feasibility Study (March 2003).  The Study incorporated an up to date review of the elements contributing to the operating and capital cost structure of the Kisladag Project.  The Study specifically included the addition of the Value Added Tax in Turkey to the costs of goods and services used in the construction and operation of the Project.  Escalation in the cost of construction and operating materials, such as concrete, steel and fuel were also included.

In July 2004 the government of Turkey passed into law two major pieces of legislation.  The Turksih VAT Law was amended to exempt the gold mining industry from paying VAT on their activities, including exploration, construction, purchase of equipment, mine operation, smelting and refining.  The amendment positively impacted the Kisladag Project.  The initial capital investment for the project will decrease by $10.7 million and cash operating cost will decrease by $23.00 per ounce to $165.00 per ounce.  In addition, the Mining Law consolidated the activity of all sectors of the industry including, hard rock, soft rock and industrial minerals mining as well as quarrying and aggregate industries.  The amendments included:  access to lands previously restricted from mining activities will now be possible through a general regulation of the Council of Ministers; fund fees of 5% on capital installations on Forest Lease Lands no longer apply; the Expropriation Law No. 2942 which governs procedure to acquire land critical to fulfillment of investment now applies to mining activities; and a Royalty on ore processed off-site will be paid to the State for mining activities amount to 2% of the sales value of the ore mined, ore processed at site at the operators’ plant is reduced to 1%.

The Company received the final permit for the Kisladag Project in September 2004 and site activities began in September 2004.  Production is predicted to start at the end of 2005 following an 18-month design and construction period. The initial capital cost for construction of the Project is estimated to be US$62.6 million. The Company plans to move to an owner operated mining fleet in Year 3 at an estimated cost of US$47 million.  Life of mine cash operating cost is estimated to be US$165 /oz based on US$4.12 per tonne of ore processed.

A mine production rate of 5 million tonnes per year of ore has been set for the first year of the mine’s life.  Average daily production rates is expected to be 16,100 tonnes per day (“tpd”) in ore and 13,000 tpd in waste during this initial year.  Annual ore production is expected to increase to 10 mtpa the following year, remaining at that level until the end of mine life.  The highest daily production rate is expected to occur in Year 7 with a total movement of 79,000 tpd (ore plus waste).  Total quantities of ore and waste will be 135 million tonnes and 108 million tonnes respectively over the mine life.  The overall strip ratio will be 0.8.  A mining contractor will initially be employed for waste movement and ore mining.  In Year 3 of operations, we expect to begin to phase in our own mining fleet and mine workforce for completion of the Project.

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

We are proceeding with construction and preproduction mining at the Kisladag site in 2005.  To date contractual agreements have been signed for the main access roads, leach pad earthworks, leach pad soil liner, plant site bulk earthworks, process waterline, high tension powerline and substation and freight forwarding.

The Project is expected to employ 356 people at maximum production, the majority of workers being drawn from the local region.  Infrastructure to support the mine will include an access road, a water well field with a 13 km water pipeline and a 30 km power transmission line.  Supplies and services are available in the city of Usak, 35 km to the north.

Certain litigation continues by third parties against Tüprag and the Turkish Ministry of Forestry and Environment seeking to cancel the Kisladag Environmental Positive Certificate for Kisladag on the basis of an alleged threat to the environment.  The Company is confident with both the methodology of the Environmental Impact Assessment (“EIA”) Report and Tüprag’s compliance with all procedural steps taken in obtaining the Kisladag Environmental Positive Certificate.  The Company continues to believe that ultimately such litigation shall be successfully defended.

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

Construction

Construction of the Kisladag facilities will be completed in two major phases.  The first phase will comprise the bulk of the infrastructure, equipment and earthworks required to process both oxide and primary ore during the first year of operation.  The second phase, expected in year two of operations will entail an expansion to the crushing circuit to increase production throughput to final design capacity of 10 million tonnes per annum.  There will also be minor subsequent construction phases associated with expansion of the heap leach pad and closure of the Project.  During Years 1 and 2 a contractor will be used to carry out all mining operations.  The Company will introduce a owner operated mining fleet in Year 3 to complete mining to end of mine life.

The duration of the engineering, design and construction activities will be approximately 18 months.  With  the receipt of the Construction Permit in Q3 of 2004 we were able to  commence construction in Q3 2004.  The critical path activity will be procurement of long delivery process equipment.  Pre-production mining activities commenced in the Q1 2005 and the crushing plant will be commissioned in the Q4 2005.  Crushed pre-production ore will be delivered to the heap leach pad for three months until full production commences.  The first gold is expected to be poured at the end of 2005.

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

Through Q2 2004, work continued in the preparation of the Environmental Impact Assessment (“EIA”) Report.  This report is expected to be completed and submitted to the Ministry of the Environment (“MOE”) in Q3 2004.  Upon approval of the study and receipt of the positive certificate from the MOE, the full feasibility work programme, including drilling, will commence.  The project presently contains a defined high-grade resource in excess of 1 million ounces.

As part of the EIA process for our Efemçukuru project a public meeting was held at the village of Efemçukuru on February 2, 2005 by the Turkish Ministry of the Environment to obtain input from local residents about our proposed mine. The meeting was well attended providing excellent dialogue with and input from the local residents.  We will address the questions and concerns of local residents in our EIA study, which we are in the process of finishing for submission to the Ministry of Environment in the 2nd quarter of 2005.

Once we receive a positive certificate, we will prepare a Feasibility Study and continue obtaining the necessary permits to construct and operate the mine. We currently have the data we need to prepare the Feasibility Study, and we expect to complete it by the second quarter of 2006. Our development schedule for the Efemçukuru project, following approval of the EIA, anticipates that the mine will begin producing gold in late 2007.

Certain litigation continues to be ongoing by third parties against Tüprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area.  In the course of the litigation against the Ministry and Tüprag concerning the Efemçukuru project, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemçukuru project.  The Company is confident that it will prevail in the case when it is heard in the higher courts.  It is not anticipated that a delay in the overall project will occur as a consequence of the legal proceedings.  Permitting activities are continuing.

Permitting

In 2003 changes to the permitting process in Turkey no longer requires receipt of the Site Selection Permit prior to embarking on Environmental Impact studies.  The Ministry of Environment (“MOE”) is now the sole body responsible for both the Environmental Impact Assessment (“EIA”) positive certificate and Site Selection Permit.  These changes have been made to streamline the process and provide an adjudicative step at which conflicting opinions are resolved.  These changes will allow the Company to proceed with the work necessary to prepare an EIA study for the property to be submitted in Q3 2004.  Resolution of previous conflicting regulations between the central government and Izmir municipality will be resolved by the MOE.

Kaymaz Project, Turkey

Property Description

The Kaymaz Project land position consists of two pre-operation licenses, numbers ONIR 4127 and ONIR 4777, and two operation licenses numbers IR 2984 and IR 5262 with a combined area of 11,915.81 ha.

Ownership Interest

The Company owns a 100% interest in the Kaymaz Project through its wholly-owned Turkish subsidiary Tüprag Metal Madencilik San. Ve Tic. Ltd. Sti. (“Tüprag”).

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

In 2003, the Company wrote-down its Kaymaz Gold Project (“Kaymaz”) from US$4.275 million to nil as at present Kaymaz is no longer technically viable as an onsite mine and gold recovery operation.  The Company continues to consider alternative routes to develop the project.

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

Current Development Activities

Engineering work has been conducted to resolve some of the environmental issues associated with the initial feasibility study.  Revision of the previous study and environmental impact report are required, should the Company pursue an alternate route to develop Kucukdere.

EXPLORATION PROPERTIES

In 2004 the Company incurred an aggregate of $4.14 million in exploration expenditures. The distribution of expenditures by region was 34% in Brazil, 41% in Turkey, 17% in China and 8% on other exploration initiatives.   The Company anticipates an expenditure of $5.80 million in 2005.

The Company's exploration activities are directed from Vancouver, British Columbia, where all exploration projects and opportunities are evaluated and prioritised. Exploration activities at the existing mine, including exploration near the minesite, are managed from the local minesite office.

Brazil

Piaba Project, Maranhão State

Ownership Interest

The Company owns a 50% interest in the Piaba Project through its 50% ownership of Aurizona Goldfields Corporation (“Aurizona Goldfields”).  The Piaba Project consists of one mining concession covering an area of 9,981 hectares.  Three additional applications for exploration permits cover an additional area of approximately 20,100 hectares to the west.

In February 2005 Eldorado contracted Amec Americas to examine the viability of the Piaba project in North East Brazil. hosts a significant resource in weathered and fresh rock.  The purpose of the study is to allow Eldorado to make an informed decision on whether further work is warranted on the project given current gold prices.  See “Joint Ventures”.

Luziânia Project, Goias State

Ownership Interest

The Company has transferred its interest in the Luziânia Project to its joint venture partner.  The Company retains a 5% royalty interest.

Tartarugalzinho Project, Amapa State

Ownership Interest

The Company owns a 100% interest in the Tartarugalzinho Project covering an area of 80,000 hectares.

In 2004 work crews focused on geologic mapping, soil sampling and geophysics to define drill targets.  In the early 1980’s this area was explored by BP Minerals, which defined a gold stream sediment anomaly approximately 10 kilometers long by 6 kilometers wide.  In total, Eldorado controls over 40 kilometers of the geologic trend which hosts this anomaly, and has scattered garimpero workings throughout.

Cassipore Project, Amapa State

Ownership Interest

The Company owns a 100% interest in the Cassipore Project covering an area of 40,000 hectares.

At Cassipore a gold soil geochem anomaly measuring approximately 8 kilometers long by 3 kilometers wide was defined by a previous operator.  This operator also drilled 50 short holes within a limited portion of the anomaly to define a resource in the saprolite.  Eldorado controls 40,000 hectares in this package.  In 2004 work crews In Rio Grande do Norte State, Eldorado obtained 1,050 hectares north of the Bonfim Mine and has made applications for an additional 8,000 hectares.  The target at Bonfim North is the down plunge extension of the fold which hosts mineralization at the mine. In 2004 Eldorado took 450 stream, soil and rock samples and surveyed geophysical lines for an IP programme that began in late May.

Rio Grande do Norte State

In Rio Grande do Norte State, Eldorado obtained 1,050 hectares north of the Bonfim Mine and made applications for an additional 8,000 hectares in 2004.  The target at Bonfim North was the down plunge extension of the fold which hosts mineralization at the mine. Eldorado took 450 stream, soil and rock samples and surveyed geophysical lines for an IP programme that began in late May.  The results from a four hole exploration program were negative and the property has been subsequently dropped.

Turkey

In 2004 the Company continued to carry out exploration work through its 100% owned subsidiary Tuprag Metal Mining in the Biga Peninsula in western Turkey, the western  Pontide belt as well as the west central Anatolian Plateau around Kisladag with its joint venture partner Demir Export.  Primary targets remain low sulphidation epithermal high grade vein systems as well as disseminated high sulphidation precious metals systems.  The Company’s land position throughout the country has increased in 2004 through a recent series of government sponsored auctions.  Eldorado has licenses covering over 300,000 hectares in Turkey.

Western Pontides

Ownership Interest

The Company owns a 100% interest, through its wholly owned subsidiary, Tuprag,  in 42 exploration licenses covering 145,200 hectares.

The primary focus for the 2004 field season in Turkey was in the Western Pontide belt where the western portion of the Black Sea/Pontide volcanic arc extends over 250 kilometers.  The targets in this area are large, bulk tonnage, high sulfidation-type precious metal systems and low sulfidation-type precious metal vein systems. In 2004, we undertook a range of activities – including mapping and sampling – to provide drill targets for 2005.

Biga Penninsula

Ownership Interest

The Company owns a 100% interest, through its wholly owned subsidiary, Tuprag,  in 25 exploration licenses covering over 38,244 hectares.

In the Biga Peninsula area of western Turkey drilling was carried out in 2004 on three wholly owned prospects totaling 2,000 meters has been completed with follow up planned for the Keditasi prospect, where a shallow dipping quartz structure was drill tested. A strongly mineralized silica zone on a newly acquired adjacent license area will be followed up during the coming field season to trace the strike extension of the main zone.  Initial surface sampling of this 1,600 meter long zone returned grades up to 3 g/t in rock chip samples. Reconnaissance work will continue in 2005 and we may carry out additional drilling.

Demir Joint Venture

Ownership Interest

The Company owns a 50% interest, through its wholly owned subsidiary, Tuprag, in 27 licenses covering over 58,642 hectares.

Our 50/50 Demir Joint Venture, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Results from the sampling will guide our drill program for 2005. See “Joint Ventures”.

China

In October 2003 the Company signed an agreement with China National Gold Corporation’s (“CNGC”) for the exclusive right to review their portfolio of operating mines, development projects and exploration projects.  The Company completed its review and on September 30, 2004 our agreement with CNGC terminated.

In addition to the CNGC assets identified by Eldorado, the Company evaluated a number of exploration properties brought to the Company by various third parties.

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects.

JOINT VENTURES

Brazil

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

In February 2005 Eldorado contracted Amec Americas to examine the viability of the Piaba project in North East Brazil.  This project hosts a significant resource in weathered and fresh rock.  The purpose of the study is to allow Eldorado to make an informed decision on whether further work is warranted on the project given current gold prices.

Pedra Branca Platinum-Palladium Project, Ceará State, Brazil

The Company entered into a Joint Venture Agreement with Altoro Gold Corp. (“Altoro”) on October 8, 1999. Altoro can acquire a 70% interest in the project by spending $2.0 million on exploration on the property over a 3-year period. Altoro, at Eldorado’s discretion, can earn a 90% interest in the project by spending an additional $1.0 million. In February 2000 Altoro optioned its interest to Hunter Dickinson Inc. (“HDI”), whereby HDI can earn a 60% interest by spending $7.0 million over four years.   Hunter Dickinson have declined to continue their option and the property has reverted back to Altoro.  Altoro has been acquired by Solitario Resources.  Solitario is continuing to explore on the property.  The Company is proceeding with arrangements for the joint venture agreement between Unamgen and Solitario to be converted to an NSR on the properties contained within the joint venture. The exploration licences held under the Joint Venture Agreement on the Pedra Branca Property expired in August 2003. The technical report prepared by Solitario did not support a resource and therefore the licences were turned back into the DNPM.

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

Demir Export

In May 2001 the Company signed an agreement with Demir Export A.S. which established the basis for joint exploration, development and subsequent exploration of metal mines in Turkey.  The joint venture parties participated in reconnaissance exploration work in 2001 in the area of interest in western Turkey. In 2003 the Company spent approximately $80,000 towards a work program for the joint venture.  In April 2004 the parties agreed to extend agreement for a further two year period.  In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Results from the sampling will guide our drill program for 2005.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment.  Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price.  The London price fixing for gold on December 30, 2004 was  $435.60 per ounce.

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

The foreign exchange gains/(losses) realized in the last four financial years is as follows:

December 2004	$196,000
December 2003	$6,494,000
December 2002	($1,046,000)
December 2001	($173,000)

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil is currently refining the Company’s gold to market delivery standards for all Brazilian production.  The Company believes that no adverse effect would result if it lost the services of its current refiners, because other refiners are available.

The Company has employed a variety of hedging techniques with the objective of mitigating the impact of downturns in the gold market and providing adequate cash flow for operations.  In 2004, the Company sold its gold production to bullion dealers on a spot market basis and through forward sales and other hedging agreements.    As of the date of this report, the Company has no gold or currency hedges in place.

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

In 2004 there were no incidents adversely affecting the environment.  The mine maintains a process of providing information to FEAM, the state agency in charge of environmental protection and regulation.  In addition, the mine is participating in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine.  In 2003 the São Bento Mine opened the Centre of Environmental Education estalishing environmental education programs for Company personnel and the public.  In 2004 the São Bento Mine won an Environmental Preservation Award recognizing the mine’s  environmental management program, which includes the creation of a 180-hectare park area on the mine site.

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

In 2004 the Company dedicated a potable water system for nine local villages surrounding Kisladag.  Also in 2004 the Company equipped a mobile community medical van with supplies and equipment.  In 2005 the Company will continue to work with the Canadian International Development Agency to implement one of the agriculture initiatives identified through the Sustainable Development Plan undertaken for the area.

EMPLOYEE RELATIONS AND PERSONNEL

As at February 28, 2005 the Company and its subsidiaries had approximately 881 (Brazil-804, Canada-17, Turkey-58, China-2) hourly workers, contractors and permanent employees world-wide.   The Company also engages a number of contractors to supply work on specific projects.  None of the Company's employees belong to a union, except for the hourly workers at the São Bento mine in Brazil.  Labour agreements in Brazil are mandated to one year contracts.  A new labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed druing the 3rd Qtr 2004 without disruption. The Kisladag mine will employee approximately 365 people at maximum production, the majority of the workers will be drawn from the local region. The Company considers its employee relations to be good.

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

Dilution

There are a number of agreements pursuant to which common shares of the Company may be issued in the future.  This would result in further dilution to the Company’s shareholders.

Competition

The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Additional Funding Requirements

Although the Company currently has sufficient financial resources to undertake its presently planned exploration and development program, further exploration on, and development of, the Company's mineral resource properties in Brazil and Turkey will require additional capital. In addition, a positive production decision on any of the Company’s development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing on terms acceptable to it, if at all.

Title Matters

While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of convertible non-voting shares (“Non-Voting Shares”), of which, as of the date hereof, 276,458,943 Common Shares are issued and outstanding, and non Non-Voting Shares are issued and outstanding.

All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up or other distribution of assets for the purpose of winding up of our affairs and the entitlement to dividends.  Distributions in the form dividends, if any, will be set by the Board of Directors.  For particulars on our dividend policy, see “Dividend Policy”.  The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings.  Each Common Share carries with it the right to one vote.

If Non-Voting Shares were outstanding, the holders of such shares would be entitled to participate equally with the holders of the Common Shares with respect to the payment of dividends and the distribution of our assets on a liquidation, dissolution or winding-up or the distribution of our assets for the purpose of winding up our affairs.  The holders of the Non-Voting Shares are entitled to receive notice of and to attend all meetings of the shareholders but except as required by law, are not entitled to vote at any such meeting,  Our articles provide that holders of Non-Voting Shares may not vote separately as a class but shall have one vote in respect of each share on a proposal to amend the articles to increase or decrease any maximum number of authorized shares of the Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares.  Each issued Non-Voting Share may at any time be converted at the option of the holder into one Common Shares, provided that no such conversion may occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own in the aggregate 40% or more of the issued and outstanding Common Shares.

If Non-Voting Shares were outstanding, neither the Common Shares nor the Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.  No stock dividend may be declared or paid in respect of either the Common Shares or the Non-Voting Shares unless the stock dividend is declared equally on both classes of shares.  No rights offering may be made to holders of Common Shares or Non-Voting Shares unless such rights offering is made equally to all holders of both classes of shares.

Provisions as to the modifications, amendment or variation of the rights attached to our shares are contained in our articles and the Canada Business Corporations Act.  Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

Warrants

As of the date hereof, 12,442,650 Warrants are issued and outstanding.  The Warrants were issued pursuant to an indenture, dated as of August 25, 2003 (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Trustee”), as trustee thereunder.  The Warrant Indenture was subsequently amended by a supplemental warrant indenture dated August 16, 2004 between the Company and the Warrant Trustee (collectively with the Warrant Indenture, the “Supplemental Warrant Indenture”) to extend the expiry date of the Warrants to 5:00 p.m. (Vancouver time) on August 25, 2004 to 5:00 p.m. (Vancouver time) on August 25, 2005.

Subject to certain adjustments, each whole Warrant entitles the holder to purchase one Common Share at an exercise price of Cdn$4.10 per Common Share.

Under the Supplemental Warrant Indenture the Company is entitled to purchase by invitation to tender, by private contract or otherwise, any of the Warrants then outstanding, at the lowest price at which, in the opinion of the directors of the Company are obtainable and on such other terms as the Company may determine, and any Warrants so purchased will be cancelled.

The Supplemental Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of Warrants, including upon:

(i)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares (other than a Rights Offering as defined below) to all or substantially all the holders of the common shares as stock dividend or distribution;

(ii)

the subdivision, redivision or change of the Common Shares into a greater number of shares; and

(iii)

the reduction, combination or consolidation of the Common Shares into a lesser number of shares.

The Supplemental Warrant Indenture also provides for adjustment in the type and/or number of securities or other property issuable upon the exercise of the Warrants, or for the participation of the holder of Warrants in the offering of convertible or exchangeable securities upon the exercise of the Warrants (as the cases may be), in the event of the following additional events:  (1)  the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled to purchase Common Shares, or securities exchangeable for or convertible into shares of the Company or property or assets of the Company (other than dividends paid in the ordinary course (including a stock dividend or distribution referred to in (i) above) or a Rights Offering, as defined below), (2) reclassifications of the Common Shares or a capital reorganization of the Company; (3) consolidations, amalgamations or mergers of the Company with or into another entity; or (4) the sale or conveyance (other than to one of the Company’s wholly-owned subsidiaries) of the Company’s property and assets as an entirety or substantially as an entirety to another corporation or other entity.  In addition, the Warrant Indenture provides for adjustment in the exercise price in the event of the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “Current Market Price”, as defined in the Warrant Indenture, for the Common Shares on such record date (a “Rights Offering”).

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise of the Warrants by at least one one-hundredth of a Common Share.  In addition, no adjustment will be made if the issue of any Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares is being made pursuant to the Warrant Indenture or pursuant to the exercise of directors, officers, employees or consultants stock options granted under the Company’s stock option or similar plans or being made to satisfy existing instruments issued and outstanding as of the date of the Warrant Indenture.

No fractional Common Shares will be issued upon the exercise of any Warrants, but the Company shall pay the holder who would otherwise be entitled to receive a fractional share upon the exercise of Warrants an amount that is equal to the “Current Market Price” as defined in the Warrant Indenture, if such amount is equal to or greater than Cdn$5.00.  Holders of Warrants do not have any voting rights or any other rights which a holder of a Common Share would have.

From time to time, the Company and the Warrant Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making certain changes that do not prejudice the rights of any holder of Warrants.  Any amendment or supplement to the Warrant Indenture that prejudices the rights of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as either: (1) a resolution passed at a meeting of the holders of Warrants at which there are present in person or represented by proxy holders of Warrants entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants entitled to acquire not less than 66-2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting: or (2) an instrument in writing signed by holders of Warrants entitled to acquire not less than 66-2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants.

For a discussion of our option plan please see our Management Proxy Circular dated March 22, 2005.

MARKET FOR SECURITIES

Eldorado's common shares are listed and posted for trading on The Toronto Stock Exchange (the “TSX”) under the symbol “ELD” and on the American Stock Exchange (the “AMEX”) under the symbol “EGO”. The common shares of Eldorado were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003.   The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each  month of the most recently completed financial year:

Trading Price and Volume

Month	High Cdn$	Low Cdn$	Close Cdn$	Volume
January/04	3.80	3.57	3.70	41,300,600
February/04	3.94	3.83	3.86	26,805,400
March/04	3.80	3.65	3.77	36,594,300
April/04	3.60	3.41	3.44	38,342,300
May/04	3.46	3.42	3.45	71,797,800
June/04	3.62	3.41	3.47	18,889,500
July/04	3.48	3.23	3.30	33,339,800
August/04	3.51	3.26	3.51	12,542,700
September/04	4.15	4.05	4.09	39,087,100
October/04	3.94	3.71	3.90	36,710,700
November/04	4.10	3.82	3.93	29,069,200
December/04	3.60	3.52	3.55	19,138,700

DIVIDEND POLICY

Eldorado has not paid dividends on the common shares since its incorporation, nor has it any present intention of paying dividends, as it anticipates that the cash resources of Eldorado will be used to undertake exploration, development and expansion programs on its mineral properties as well as the acquisition of additional mineral resource properties.

DIRECTORS AND OFFICERS

The Company’s Articles and By-Laws provide that the Board is to consist of a minimum of three (3) directors and a maximum of twenty (20) directors.  The number of directors has been fixed at six (6).

At each annual meeting of shareholders of the Company, the entire Board of Directors retires and directors are elected for the next term.  Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the CBCA.  Not less than 25% of the members of our Board of Directors are required to be resident Canadians, in accordance with the CBCA.

The names and provinces of residence, offices held within the Company and principal occupations of the directors and executive officers of the Company (the information concerning the respective directors and executive officers has been furnished by each of them) are as follows:

John S. Auston (2) British Columbia Canada Independent Director	Director of the Company since April 30, 2003. President & CEO of Ashton Mining (1996 – 2000); currently a director of Cameco Corporation, GGL Diamond Corp. and Centerra Gold
K. Ross Cory (1) British Columbia Canada Independent Director	Director of the Company since April 2003; Various senior executive & director capacities with Raymond James Ltd. (formerly Goepel McDermid) since 1989.

Name and Province/State of Residence	Principal Occupation
Robert R. Gilmore(1)(2) Colorado United States Independent Director Chairman, Audit Committee

Director of the Company since April, 2003;

Independent Financial Consultant; formerly

Chief Financial Officer of Teamshare Inc. (2000-2002); Chief Financial Officer US Gold Independent Financial Consultant (1997-2000); currently a director of MK Resources.

Wayne D. Lenton (2) Arizona United States Independent Director	Director of the Company since June, 1995; Independent Mining Consultant since March, 1995; currently a director of Energold Mining Inc. and North American Tungsten Corporation Ltd.
Hugh C. Morris (1) B.C., Canada Independent Director Non-Executive Chairman

Chairman of the Board of the Company since January, 1995, Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent Mining Consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas and Triex Minerals Corporation.

Dawn L. Moss B.C.,Canada Corporate Secretary

Corporate Secretary since October 27, 2000; Corporate Administrator of the Company from November 1998 to October 2000; Corporate Development Officer of Diagem International Inc. from February 1998 to November 1998

Norman S. Pitcher B.C., Canada Vice President, Exploration & Development	Vice President, Exploration & Development Since May 2004; Manager, Evaluations of the Company from November 2003 to May 2004; Chief Geologist for Pan American Silver 1997 to November 2003.
Earl W. Price B.C., Canada Chief Financial Officer	Chief Financial Officer since Jan 1, 2003; Vice President, Finance of the Company October 2001 – Dec 31, 2002; Senior Operations Controller of the Company since March, 1997
Paul N. Wright B.C., Canada President, Chief Executive Officer and Director

Director of the Company since March 1999; President and Chief Executive Officer since October 1, 1999, President and Chief Operating Officer from March, 1999 to October, 1999; Senior Vice President, Operations from October, 1997 to March, 1999; Vice President, Mining from July, 1996 to October, 1997

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

Each of the directors of Eldorado has been a director since the last annual shareholders meeting of the Company. Each of their respective terms will expire at the next annual shareholders meeting of the Company.  See Management Information Circular dated March 22, 2005.  None of the directors or officers of the Company have been or are subject to a cease trade order, insolvency proceedings or securities penalties or was with an issuer subject to a cease trade order, insolvency proceedings or securities penalties.

As at February 28, 2005, 291,700 or less than 0.11% of the Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers of the Company as a group.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for our stewardship and responsibility for overseeing the management of our business.  In that regard, our Board carries out its mandate directly or through its committees described below.  For further information on our corporate governance practices see our Management Information Circular dated March 22, 2005 filed on SEDAR at www.sedar.com under the Company’s name.

The Board has established two Committees of directors, being the Compensation Committee and the Audit Committee.

Compensation Committee

The Compensation Committee is currently composed of three members.   All of the members of the Committee are independent. The Compensation Committee develops, reviews and monitors director and executive compensation and policies.  In addition, this Committee is responsible for succession planning and oversight of pension plans.  In addition, the Compensation Committee annually reviews the adequacy of compensation for directors and others, and the composition of the compensation packages.  Terms of Reference for the Compensation Committee address the description of responsibilities, powers and operations of the Compensation Committee and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne Lenton, Chairman

Robert Gilmore

John Auston

Audit Committee

The Audit Committee is currently composed of three directors. The Audit Committee is responsible for the oversight of financial reporting, internal controls and public disclosure documents.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approve non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and evaluates our risk management procedures/systems.

The audit committee has adopted a Terms of Reference that reflects these and other responsibilities.  The mandate as most recently approved by the Board of Directors is attached as an appendix to this Annual Information Form.

The audit committee has adopted, as part of its Terms of Reference, policies that requires its pre-approval of audit, audit-related, tax and non-audit services to be provided by the Company’s auditors. For more information on these pre-approval policies please see the Terms of Reference attached as an appendix to this Annual Information Form.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert Gilmore, Chairman

Hugh Morris

Ross Cory

Each of the members of the Committee is independent and financially literate.  For particulars on the experience and education of the members of our Audit Committee that is relevant to the performance of his responsibilities as an audit committee member please refer to this AIF “Directors and Officers” pages 5 & 6 of the Company’s Information Circular dated March 22, 2005.

The aggregate fees billed for professional services rendered by our auditors, PricewaterhouseCoopers LLP, to us for the years ended December 31, 2004 and 2003 are as follows:

	Years ended December 31
	2004 Cdn$	2003 Cdn$
Audit:	192,000	121,000
Audit Related:	81,000	33,000
Tax:	224,000	321,000
All Other Fees:	--	--
Total	497,000	475,000

LEGAL PROCEEDINGS

Other than as disclosed elsewhere herein, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

INTEREST OF MANAGEMENT  AND OTHERS IN MATERIAL TRANSACTIONS

The following table shows, as at March 22, 2005, each person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

Class of Securities	Name of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Common Shares	Fidelity Management & Research Company Fidelity Management Trust Company	37,792,760	14.83%

Other than as disclosed above, we are not aware of any material interest, direct or indirect, of (i) any Shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within our three most recent completed financial year or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS & REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Trust Company of Canada (“Transfer Agent”) at its principal offices located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J2Y1.

The registrar and transfer agent for our Warrants is Computershare Trust Company of Canada at its principal offices located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J2Y1 and 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.

The register of transfers for our:

(i)

Common Shares is located at our Transfer Agent’s principal office in Vancouver, British Columbia, and branch registers of transfer at its principal offices in Toronto, Ontario; and

(ii)

Warrants is located at the Warrant Trustees’s principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and still in effect, other than our Supplmental Warrant Indenture and our agreement with Anglogold as described herein.

INTEREST OF EXPERTS

Our auditors, PricewaterhouseCoopers, LLP, have prepared the audit report attached to our audited financial statements for our most recent year end.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and a statement of interests of insiders in material transactions is contained in the Management Information Circular dated March 22, 2005 that involves the election of directors and in respect of the year ended December 31, 2004.  As well, additional financial information is provided in the Company’s comparative Financial Statements and MD&A.  The foregoing additional information is available on SEDAR at www.sedar.com under the Company name or the Company will provide to any person, upon request to the Corporate Secretary of the Company.

APPENDIX ‘A’

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee is to oversee that Management has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements.

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form an Audit Committee (the “Committee”) annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Committee will be comprised of three Directors (the “Member” or “Members”), all of whom will meet the independence and financial literacy requirements of the Company’s regulators.

3.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

4.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, or if those absent waive notice in writing.

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

4.

The Auditor will be notified of meetings of the Committee and may attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto to that such statements present fairly the financial position of the Company and the results of its operations;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations; and

j)

review management’s quarterly and annual earning release

k)

the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the Auditor.

3.

Establish guidelines for the retention of the Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the Independent Auditor for proposal at the annual shareholders’ meeting and the compensation of the Independent Auditor.  The Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review internal controls with the independent auditor and its perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

6.

Oversee the work of the independent auditor.

7.

Review hiring policies regarding former employees of the Company’s independent auditor.

8.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish “whistle-blowing” procedures.

10.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with management and the Auditor, the Company’s internal accounting and financial systems and controls to satisfy itself that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the auditor’s management letter and the independent auditor report.  Such report to be directed to the Committee.

13.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

14.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

15.

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held May 13, 2004

“Robert Gilmore”

“Dawn Moss”

____________________________

___________________________

Audit Committee Chairman

Corporate Secretary

Document 2 - Supplement to the Glossary of Terms Included in the Annual Information Form of the Registrant  for the Year Ended December 31, 2004

SUPPLEMENT TO THE GLOSSARY OF TERMS

INCLUDED IN THE ANNUAL INFORMATION FORM OF THE REGISTRANT

FOR THE YEAR ENDED DECEMBER 31, 2004

Mineral Reserve

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on August 20, 2000. CIM Standards differ from the standards in the United States.

Under United States standards:
“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

“economically,” as used in the definition of reserve, implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

“legally,” as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved.  However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

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

Document 3 – Audited Financial Statements of the Registrant  for the Year Ended December 31, 2004

December 31, 2004	Report to Shareholders
Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Management’s Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three members, meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of internal control to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders and they have conducted an audit in accordance with Canadian generally accepted auditing standards and their report follows.

“Earl W. Price”

“Paul N. Wright”

Chief Financial Officer

President and Chief Executive Officer

March 17, 2005

AUDITORS’ REPORT

To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC

Canada

February 11, 2005

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
	2004	2003

ASSETS
Current Assets
Cash and cash equivalents	$135,390	$105,465
Accounts and other receivables	8,705	3,213
Inventories (Note 3)	5,927	5,623
	150,022	114,301

Property, plant and equipment (Note 4)	52,337	23,784
Mineral properties and deferred development (Note 4)	22,676	32,287
Investments and advances (Note 8)	1,224	1,258
Deferred loss (Note 6)	-	329
	$226,259	$171,959

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$6,005	$7,164
	6,005	7,164

Asset retirement obligation (Note 5)	8,059	7,172
Contractual severance obligation	636	318
Future income taxes (Note 9)	4,598	3,830
	19,298	18,484

SHAREHOLDERS' EQUITY
Share capital (Note 7)	508,373	444,665
Contributed surplus	1,094	1,094
Stock based compensation (Note 7)	5,138	1,418
Deficit	(307,644)	(293,702)
	206,961	153,475
	$226,259	$171,959

Commitments and Contingencies (Note 10)

Approved by the Board

"Robert Gilmore"	"Paul Wright"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)

	2004	2003	2002
Revenue
Gold sales	$33,153	$36,814	$34,051
Interest and other income	2,762	1,415	5,245
	35,915	38,229	39,296
Expenses
Operating costs	32,459	22,604	19,027
Depletion, depreciation and amortization	4,431	10,321	10,699
General and administrative	5,531	4,961	3,238
Exploration expense	4,136	1,956	1,078
Interest and financing costs	25	569	1,156
Loss (gain) on settlement of convertible debenture	-	227	(463)
Stock based compensation expense	3,720	1,418	-
Accretion of asset retirement obligation	430	406	383
Foreign exchange (gain) loss	(196)	(6,494)	1,046
	50,536	35,968	36,164
(Loss) profit before the undernoted items	(14,621)	2,261	3,132

Writedown of assets	-	(44,645)	(415)
Gain (loss) on disposals of property, plant and equipment	30	(186)	(205)
(Loss) profit before income taxes	(14,591)	(42,570)	2,512

Tax recovery (expense) (Note 9)
Current	1,406	1,107	(1,121)
Future	(757)	(3,570)	387
Net (loss) income for the year	$(13,942)	$(45,033)	$1,778

Deficit at the beginning of the year:
As previously reported	(293,702)	(247,649)	(249,785)
Change in accounting policy	-	(1,020)	(662)
As restated	$(293,702)	$(248,669)	$(250,447)

Deficit at the end of the year	$(307,644)	$(293,702)	$(248,669)

Weighted average number of shares outstanding	257,643,212	221,770,349	147,597,481
Basic (loss) income per share - U.S.$	$(0.05)	$(0.20)	$0.01
Basic (loss) income per share - CDN.$ - (yearly avg. rate)	$(0.07)	$(0.28)	$0.02
Diluted (loss) income per share - U.S.$	$(0.05)	$(0.20)	$0.01

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
	2004	2003	2002

Cash flows from operating activities
Net (loss) income for the year	$(13,942)	$(45,033)	$1,778
Items not affecting cash
Depletion, depreciation and amortization	4,431	10,321	10,699
Future income taxes	757	3,570	(387)
Writedown of assets	28	44,929	415
Loss on disposals of property, plant and equipment	8	-	205
Loss (gain) on settlement of convertible debenture	-	227	(463)
Interest and financing costs	-	127	249
Amortization of hedging gain	329	(2,286)	(3,550)
Stock based compensation expense	3,720	1,418	-
Contractual severance expense	318	318	-
Accretion of asset retirement obligation	430	406	383
Foreign exchange loss (gain)	450	(6,850)	1,784
	(3,471)	7,147	11,113
(Increase) decrease in accounts and other receivable	(5,492)	(1,833)	1,585
(Increase) decrease in inventories	(304)	(607)	(425)
(Decrease) increase in accounts payable and accrued liabilities	(1,159)	(1,061)	(2,985)
	(10,426)	3,646	9,288
Cash flow from investing activities
Property, plant and equipment	(22,772)	(9,391)	(5,334)
Proceeds from disposals of property, plant and equipment	357	-	64
Mineral properties and deferred development	(573)	(3,604)	(2,285)
Investments and advances	-	(1,196)	37
Proceeds from disposals of investments and advances	70	-	-
Restricted cash	-	-	475
	(22,918)	(14,191)	(7,043)
Cash flow from financing activities
Repayment of long-term debt	-	-	(15,476)
Repayment of convertible debentures	-	(7,150)	-
Issue of common shares:
Voting - for cash	63,708	78,619	47,966
Other assets and deferred charges	-	-	(95)
	63,708	71,469	32,395
Foreign exchange gain (loss) on cash held in foreign currency	(439)	6,914	(1,765)
Net increase (decrease) in cash and cash equivalents	29,925	67,838	32,875
Cash and cash equivalents at beginning of the year	105,465	37,627	4,752
Cash and cash equivalents at end of the year	$135,390	$105,465	$37,627

Supplemental cash flow information
Interest paid	$-	$541	$937
Income tax paid	$166	$242	$382

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

1.     Nature of operations

Eldorado Gold Corporation (“Eldorado”, or “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil.  Development and construction of a mine and processing facility is underway in Turkey.  Exploration activities are carried on in Brazil, Turkey and China.

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

2.

Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in note 14, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado’s subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

  Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;

  Non-monetary assets are translated at historical rates;

  Revenue and expense items are translated at the average rate for the year except for depletion,

  depreciation and amortization of property, plant and equipment which are translated at the same rate as the assets to which they relate; and

  Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with institutions which are believed to be credit-worthy.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at average cost and where appropriate less a provision for obsolescence.

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

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

Management of the Company regularly reviews the carrying value of each mineral property.   Where information is available and conditions suggest impairment of long lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value and the fair value is less than the carrying value, a write-down to the estimated fair value is made with a charge to operations. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources,  operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Financial statement items subject to significant estimates include property, plant and equipment and related depletion, depreciation and amortization, the recoverability of mineral properties and deferred development costs, asset retirement obligations and stock based compensation. Actual results could differ from those estimates.

Share option plan

The Company uses fair-value accounting for awards of stock options to employees, officers and directors under the share option plans. Consideration paid for shares on exercise of the share options is credited to share capital.

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

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

3.

Inventories

	2004	2003

In process inventory	$1,913	$1,584

Materials and Supplies	4,014	4,039

	$5,927	$5,623

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

4.        Property, Plant and Equipment and Mineral Properties

	2004	2003
Property, plant and equipment
São Bento mine	$88,688	$122,461
Accumulated depreciation and depletion	(63,998)	(59,665)
	$24,690	$62,796
Write downs	-	(39,758)
	$24,690	$23,038

Kisladag project, under construction	$26,353	$-

Office furniture and equipment	$3,076	$2,430
Accumulated depreciation	(1,782)	(1,684)
	$1,294	$746

Total property, plant and equipment	$52,337	$23,784

Mineral properties and deferred development	$22,676	$36,562
Write downs	-	(4,275)
Total mineral properties and deferred development	$22,676	$32,287

	$75,013	$56,071

In 2004 the Kisladag project costs incurred to December 31, 2003 of $10,120 were transferred from mineral properties and deferred development to property, plant and equipment.

5.

Asset Retirement Obligation

In 2003, the Company obtained an independent study to evaluate the fair value of the expected closure costs of the Company’s São Bento mine. The total undiscounted amount of the estimated closure costs as determined by the study total $9,822. In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

 Mine closure date:                   December 31, 2007

Credit adjusted risk-free rate:   6%

At the present time, the Company has concluded that there are no asset retirement obligations associated with the Turkish properties.

6.

Deferred Loss

The deferred loss is a result of liquidating the Company’s hedge position and was accounted for as an adjustment to revenue in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At December 31, 2004 the Company has nil non voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2003	Shares Issued	Amount

Shares at beginning of the year	206,204,010	$366,046
Shares for exercised stock options	3,189,500	1,301
Shares for cash consideration - Financing	25,000,000	52,822
Shares for cash consideration - Warrants	19,567,666	24,496
Shares at December 31, 2003	253,961,176	$444,665

2004

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	1,592,500	1,536
Shares for cash consideration - Financing	20,700,000	62,140
Shares for cash consideration - Warrants	10,100	32
Shares at December 31, 2004	276,263,776	$508,373

On August 25, 2003, the Company completed a financing of 25,000,000 units at a price of Cdn$3.10 per unit with a syndicate of underwriters for gross proceeds of Cdn$77,500,000 ($55,320).  Net proceeds after payments of all expenses relating to the offering were Cdn$73,999,000 ($52,822).  Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$4.10 until August 25, 2004.  On August 16, 2004 the warrants were extended to expire on August 25, 2005.

During 2003 a total of 19,567,666 shares were issued for the exercise of warrants. A total of 19,520,416 shares were issued for the exercise of warrants from the December 23, 2002 financing. Proceeds of $24,352 were received and 65,950 warrants expired unexercised.  A total of 47,250 shares were issued upon exercise of the warrants issued with the August 25, 2003 financing and proceeds of $144 were received, 12,452,750 warrants remain outstanding at December 31, 2003.

During 2004 an additional 10,100 shares were issued for the above warrants and proceeds of $32 were received, 12,442,650 warrants remain outstanding at December 31, 2004.

On November 12, 2004, the Company completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwrites for gross proceeds of Cdn$77,625,000 ($65,083).  Net proceeds after payments of all expenses relating to the offering were Cdn$74,103,000 ($62,140).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

(b)      Share option plan

As at December 31, 2004, the Company has a share option plan as described below. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2004 for the plans were $3,720.

The Company established a share option plan (the “Plan”) in June 1994.   Amendments to the Plan were approved in June 1995, June 1996, May 2000 and May 2004.  The Board of Directors administered the Plan whereby from time to time, share option grants were provided for up to a total of 12,741,463 share options to directors, officers, employees, consultants or advisors.

At the Annual Meeting of Shareholders held on April  30, 2003, the Company received approval from the  shareholders for the implementation of a share option plan to provide for grants of options to officers and directors of the Company separate from the Plan.

The shareholders resolved that the Plan be amended to remove the eligibility of directors and officers of the Company for grants of share options under the Plan.  A separate share option plan for Officers and Directors was established (the “D & O Plan”).

The Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options to employees, consultants or advisors of the Company. Under the Plan 12,741,463 Common Shares (the “Optioned Shares”) are reserved, set aside and made available for issue provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options to directors & officers of the Company.  Under the D & O Plan 7,000,000 common shares are reserved, set aside and made available for issue. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options.  All share options granted under the D & O Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

A summary of the terms and status of Company’s outstanding options at December 31, 2004 and 2003 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding	Weighted Average
	Options	Exercise Price
2003
Outstanding options as at January 1, 2003	4,425,000	$0.58
Granted	2,120,000	2.58
Exercised	(3,189,500)	0.58
Outstanding options as at December 31, 2003	3,355,500	$1.82

Exercisable options as at December 31, 2003	2,593,833	$1.47

2004
Outstanding options as at January 1, 2004	3,355,500	$1.82
Granted	3,875,000	3.67
Exercised	(1,592,500)	1.25
Outstanding options as at December 31, 2004	5,638,000	$3.25

Exercisable options as at December 31, 2004	4,729,666	$3.21

The following table summarises information about share options granted during the twelve months ended December 31, 2004:

Weighted average
exercise price
Shares	Cdn$

3,390,000	3.70
120,000	3.75
175,000	3.05
190,000	3.74
3,875,000	3.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

As at December 31, 2004, options to purchase up to 4,831,821 (December 31, 2003 – 6,165,358) shares remained available to be granted under both Plans. Summaries of the Company’s options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of	Number	Weighted-Average	Weighted
Exercise Prices	Outstanding at	Life	Average Exercise
($)	December 31, 2004	Remaining	Price ($)
(years)

Less than 0.41	45,000	1.74	0.25
0.51 to 0.60	50,000	1.41	0.51
0.61 to 0.70	100,000	2.15	0.70
0.71 to 0.80	79,000	1.84	0.72
1.21 to 1.80	195,000	2.73	1.43
1.81 to 2.70	669,000	3.19	1.99
2.71 to 4.05	4,325,000	4.10	3.67
Greater than 4.05	175,000	3.84	4.43
Total	5,638,000	3.82	3.25

Stock Options (Cdn$)

Range of	Number	Weighted-Average	Weighted
Exercise Prices	Outstanding at	Life	Average Exercise
($)	December 31, 2003	Remaining	Price ($)
(years)

Less than 0.41	160,000	2.77	0.26
0.41 to 0.50	208,000	0.28	0.50
0.51 to 0.60	50,000	2.77	0.51
0.61 to 0.70	205,000	2.43	0.69
0.71 to 0.80	547,500	3.07	0.71
1.21 to 1.80	255,000	3.73	1.43
1.81 to 2.70	1,270,000	4.14	2.02
2.71 to 4.05	485,000	4.75	3.60
Greater than 4.05	175,000	4.84	3.60
Total	3,355,500	3.62	1.82

Prior to 2003 the Company did not recognize expense for the fair value of options granted to employees and directors.  Had the Company determined compensation costs based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

December 31, 2002

Net earnings for the period	As reported	$1,778
	Pro forma	$1,302

Basic and diluted earnings per share	As reported	$0.01
	Pro forma	$0.01

The fair values of options included in the pro forma amounts presented above and used in the determination of compensation cost for 2003 and 2004 have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2004December 31, 2003December 31, 2002

Ranging fromRanging fromRanging from
Average risk-free interest rate	2.5% to 3.5%	3.76% to 4.32%	4.24% to 4.71%
Expected life	3 years	5 years	5 years
Expected volatility	0.500000	0.500000	0.500000
Expected dividends	nil	nil	nil

The following table summarizes information about the warrants outstanding as at December 31, 2004 and 2003.

	Outstanding	Weighted
	Warrants	Average
Exercise Price
(Cdn$)

Warrants outstanding at January 1, 2003	19,586,368	1.68
Granted during - 2003	12,500,000	4.10
Exercised	(19,567,668)	1.69
Expired	(65,950)	2.00
Warrants outstanding and exercisable at December 31, 2003	12,452,750	4.10

Warrants outstanding at January 1, 2004	12,452,750	4.10
Granted during - 2004	-	-
Exercised	(10,100)	4.10
Expired	-	-
Warrants outstanding and exercisable at December 31, 2004	12,442,650	4.10

At December 31, 2004 there were 12,442,650 outstanding and exercisable warrants with a weighted average remaining contractual life of 0.65 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

7.

Share Capital (continued)

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

(d)        Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 257,643,212 (2003 – 221,770,349, 2002 – 147,597,481). Diluted net income (loss) per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. The effect of common stock options and warrants on the net loss per share in 2004 and 2003 was not reflected as to do so would be anti dilutive.  The number of shares for the diluted net income per share calculation for 2002 was 149,395,784.

8.

Financial Instruments

Fair value of financial instruments

At December 31, 2004 and 2003, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The aggregate estimated fair value of the Company’s investments at December 31, 2004 was $987 (2003 - $1,817).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

9.

Taxes

Details of income tax expense related to operations are as follows:

	2004	2003	2002
Income Taxes

Recovery (Expense)
Current
Canada	$(26)	$(41)	$45
Foreign	1,432	1,148	(1,166)

Future
Canada	-	-	-
Foreign	(757)	(3,570)	387

	$649	$(2,463)	$(734)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2004	2003	2002
%%%

Statutory Rate	(35.62)	(37.62)	39.62

Losses not recognized	27.75	45.79	142.43

Foreign income subject to different tax rates	(8.71)	(17.70)	(218.25)

Foreign exchange	26.15	21.37	16.50

Loss not previously recognized	(8.61)	(3.72)	-

Non-deductible expense and other items	(5.41)	(2.33)	48.93

Effective income tax rate	(4.45)	5.79	29.23

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

Year of expiry	2008	2009	2010	2011

Amount	$4,010	$6,725	$5,792	$4,958

In addition, the Brazilian subsidiaries have losses of $135,602 which can be used to offset taxable income and $120,511 which can be used to offset income for social contribution tax.  These losses have no expiry date and can be used to offset 30% of income in any one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

9.

Taxes (continued)

Significant components of Eldorado’s future income tax assets (liability) at December 31 were as follows:

	2004	2003

Tax losses	$53,634	$59,010
Liabilities	(3,062)	(3,840)
Mineral properties	7,705	5,127
Capital assets	9,090	12,671
Undistributed earnings of a subsidiary	(271)	(260)
Other	4,032	2,749
	$71,128	$75,457
Valuation allowance	(75,726)	(79,287)
Future income tax liability	$(4,598)	$(3,830)

10.

Commitments and Contingencies

The Company’s contractual obligations at December 31, 2004, including payments due for each of the periods indicated, are summarized as follow:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$279	$216	$171	$171	$175	$950	$1,962
Capital expenditures	18,320	-	-	-	-	-	18,320
Purchases obligations	8,082	6,607	6,607	6,209	-	-	27,505

Total	$26,681	$6,823	$6,778	$6,380	$175	$950	$47,787

11.

Guarantee

São Bento Mineraçao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

12.

Segmented Information

All of Eldorado’s operations are related to the gold mining industry.  In 2004, 2003 and 2002 Eldorado had a single producing mine, São Bento, with mining and exploration assets located in South America and Turkey. In 2003, the Company began exploration activities in China.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

Twelve months ended
December 31	December 31	December 31
-	-	-	2004	2003	2002
Gold sales
São Bento Mine	$33,153	$36,814	$34,051
33,153	36,814	34,051

Operating costs
São Bento Mine	32,459	22,604	19,027
Accretion of asset retirement obligation	430	406	383
32,889	23,010	19,410

Depletion, depreciation and amortization
São Bento Mine	4,333	10,192	9,396
4,333	10,192	9,396

Corporate expenses, net of interest and other income	(2,696)	2,250	(1,498)
(Loss) gain on settlement of convertible debenture	-	(227)	463
Stock based compensation expense	(3,720)	(1,418)	-
Exploration expense	(4,136)	(1,956)	(1,078)
Writedown of assets	-	(44,645)	(415)
Gain (loss) on disposals of property, plant and equipment	30	(186)	(205)

(Loss) profit before income taxes	(14,591)	(42,570)	2,512

Tax recovery (expense)
Current	1,406	1,107	(1,121)
Future	(757)	(3,570)	387

Net (loss) income for the year	$(13,942)	$(45,033)	$1,778

84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Segment assets
São Bento - Consolidated	$91,877	$43,408

Total assets for reportable segments	91,877	43,408

Turkey - Consolidated	55,089	37,174
Canada	79,293	91,377
	$226,259	$171,959

Revenues by geographic area
North America	$(1,664)	$1,216	$108
South America	(34,104)	36,993	39,184
Turkey	(147)	20	4
	$(35,915)	$38,229	$39,296

Net (loss) income by geographic area
North America	$(8,031)	$1,273	$(4,971)
South America	(4,326)	(40,628)	7,279
Turkey	(1,585)	(5,678)	(530)
	$(13,942)	$(45,033)	$1,778

Assets by geographic area
North America	$79,293	$91,377
South America	91,877	43,408
Turkey	55,089	37,174
	$226,259	$171,959

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

13.     Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2004	2003	2002
Financing activities

Long term debt fee accrual	$-	$-	$56
Settlement of convertible debentures and accrued
interest in exchange for shares	$-	$-	$1,686

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

14.

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

	Twelve months ended December 31,
	2004	2003	2002

Net (loss) earnings for the period
reported under Canadian GAAP	$(13,942)	$(45,033)	$1,778
Add (deduct)
Property, plant and equipment costs (a)	-	14,915	(14,915)
Exploration costs (a)	(509)	671	(2,285)
Deferred gain amortization - Canadian GAAP (b)	-	-	(2,395)
Forward gold sales contracts - U.S. GAAP (b)	-	-	1,869
Accretion on convertible
debentures (c)	-	127	177
Accretion on asset retirement obligation - U.S. GAAP (d)	-	-	383
Depletion, depreciation and amortization (d)	-	-	362
Future income tax	-	-	(387)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	227	(463)

Net (loss) earnings before change in accounting policy	$(14,451)	$(29,093)	$(15,876)

Cumulative effect adjustment - asset retirement obligation (d)	-	(1,020)	-

Net (loss) earnings for the period
under U.S. GAAP before extraordinary items	$(14,451)	$(30,113)	$(15,876)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-	-	294

Net (loss) earnings for the period after
extraordinary items but before comprehensive
income adjustments	$(14,451)	$(30,113)	$(15,582)

Net (loss) earnings per common
share - U.S. GAAP before and after
extraordinary items
Basic and diluted	$(0.06)	$(0.14)	$(0.10)

Other comprehensive income
Opening balance	$233	$1,957	$5,195
Gold sales contracts (b)	-	(2,286)	(3,238)
Unrealized gain on investments (e)	-	562	-

Closing balance	$233	$233	$1,957

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

	Twelve months ended December 31,
	2004	2003	2002

Shareholders* equity reported under
Canadian GAAP	$206,961	$153,475	$118,471

Cumulative adjustments to shareholders* equity
add (deduct)

Property, plant and equipment costs (a)	-	-	(14,915)
Exploration costs (a)	(15,874)	(15,365)	(16,036)
Forward gold sales contracts (b)	-	-	-
Deferred gain (loss) on gold sales contracts (b)	-	(329)	1,957
Accretion on convertible debentures (c)	-	1,036	909
Contributed surplus	-	(1,094)	-
Equity portion of convertible debentures (c)	-	-	(1,094)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	(236)	(463)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-	294	294
Asset retirement obligation (d)	-	-	1,020
Unrealized gain (loss) on investments (e)	(237)	562	-
Future income tax	-	-	-

Shareholders* equity under U.S. GAAP	$190,850	$138,343	$90,143

Total assets reported under
Canadian GAAP	$226,259	$171,959	$142,411
Add (deduct)
Property, plant and equipment costs (a)	-	-	(17,194)
Exploration costs (a)	(15,874)	(15,365)	(16,036)
Forward gold sales contracts (b)	-	-	-
Investments (e)	(237)	562	-

Total assets under U.S. GAAP	$210,148	$157,156	$109,181

Total liabilities reported under
Canadian GAAP	$19,298	$18,484	$23,940
Add (deduct)
Deferred gain on gold sales contracts (b)	-	329	(1,957)
Convertible debentures (c)	-	-	354
Asset retirement obligation - net (d)	-	-	(3,299)
Future income tax	-	-	-

Total liabilities under U.S. GAAP	$19,298	$18,813	$19,038

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

	Twelve months ended December 31,
	2004	2003	2002

Cash flows from operating activities
Net earnings (loss) under Canadian GAAP	$(10,426)	$3,646	$9,288
Exploration costs	(509)	(3,604)	(2,285)

Cash flows from operating activities
under U.S. GAAP	$(10,935)	$42	$7,003

Cash flows from investing activities under
Canadian GAAP	$(22,918)	$(14,191)	$(7,043)
Exploration costs	509	3,604	2,285

Cash flows from investing activities
under U.S. GAAP	$(22,409)	$(10,587)	$(4,758)

Cash flows from financing activities
under Canadian and U.S. GAAP	$63,708	$71,469	$32,395

Foreign exchange loss on cash
held in foreign currency	$(439)	$6,914	$(1,765)

Increase (decrease) in cash and
cash equivalents	$29,925	$67,838	$32,875

Cash and cash equivalents -
Beginning of period	$105,465	$37,627	$4,752

Cash and cash equivalents -
End of period	$135,390	$105,465	$37,627

Additional supplementary cash
flow information
Forward gold sales contracts	$-	$-	$100

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

In 2003 the Company reported a write-down under Canadian GAAP at its São Bento mine. In 2002 the Company recorded a write down at its São Bento mine of $14,915 due to the exclusion of inferred resources per SFAS 144 which was reversed in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

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

A similar guidance has been introduced in Canada, Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which is effective for the years beginning July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been determined.

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

d)

Asset retirement obligation

SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS 143 requires no restatement of prior year balances and the cumulative effect is included in the net loss for the year. Under SFAS 143, the cumulative effect for the change in accounting policy is recorded into loss for the period.

e)

Investments

Under US GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. These securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004, 2003 and 2002

Expressed in thousands of U.S. dollars except per share amounts

f)

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, Consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46 R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending December 15, 2003. FIN 46R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – An amendment of APB 29.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141 ”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No.142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the Financial Accounting Standards Board (“FASB”), that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. These issues did not have an impact on the Company’s financial statements since it did not change its accounting.

The FASB also issued a FASB Staff Position (“FSP”) amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance.  The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted.  This FSP did not have an impact on the Company’s financial statements. Management’s Discussion & Analysis of Financial Condition and Results of Operations.

Document 4 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”), and compares the Company’s financial results for 2004 with those of 2003 and 2002. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read the MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

The MD&A has been prepared effective December 31, 2004 and contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact, and including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate, and actual results and future events could differ materially from them.

Eldorado’s Consolidated Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

1. 2004 – The Year in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the São Bento Gold Mine (the “São Bento mine”, or “São Bento”) in Brazil and are constructing the Kisladag Mine Project (the “Kisladag mine”) in Turkey. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

Reserves and Resources

Our 2004 exploration drilling program at the São Bento mine did not establish the continuity of the mineralization below the intrusive at the 34th level of the mine. Infill drilling above the intrusive in an area previously defined as probable reserve has resulted in a reduced estimate of probable reserves in this area. This loss of reserves has reduced the mine life of the São Bento operation which is now forecast to end in late 2007 or early 2008.  Based upon drilling results and the impact on reserves we have charged certain development costs of $8.07 million to operating costs in 2004.  We are pursuing the acquisition of additional ore reserves and/or mill feed in the immediate area to extend the life of the São Bento mine operations.

Net Loss for the Year

The consolidated net loss for 2004 was $13.94 million or ($0.05) per share compared with a net loss of $45.03 million or ($0.20) per share in 2003 and a profit of $1.78 million or $0.01 per share in 2002. The loss in 2004 is due to lower gold sales and higher operating costs at the São Bento Mine.

Gold Sales

In 2004, we sold 81,913 ounces of gold for $33.15 million, including $0.33 million in net hedging loss amortization. The average realized selling price was $405 per ounce, or $409 per ounce excluding the hedging loss amortization. This compares to 2003 gold sales of 95,544 ounces, which sold at a realized average price of $385 per ounce, or $361 per ounce excluding $2.29 million in hedging gain amortization. The average spot price in 2004 was $409 (2003: $363) per ounce.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

Improved Balance Sheet & Equity Financing

Eldorado is in a strong financial position. During 2004, we raised net of fees $62.14 million in equity financings, and at December 31, 2004, we held $135.39 million in cash and short-term deposits. We remain debt free and hedge free. We have sufficient funds to construct the $63.10 million Kisladag mine, carry out our planned exploration programs in Turkey and Brazil and pursue new opportunities in China and elsewhere.

Kisladag Mine Construction Underway

In 2004, we acquired all the public and private land, updated the Feasibility Study to reflect 2004 projected costs, completed the permitting process and obtained all approvals from the Turkish authorities for constructing the Kisladag mine.

In the fourth quarter, we began installing site services and completing two process water wells. In December, we began earthwork excavation for constructing the first phase of the leach pad. Kisladag mine construction will be completed in the fourth quarter of 2005, with commissioning leading to startup as planned by the end of 2005.

We expect the Kisladag mine to begin producing gold at an annualized rate of 164,000 ounces in its first year of operations, increasing in year two to 240,000 ounces. Cash operating costs are expected to be $165 per ounce for a planned mine life of 14 years.

Lower Production at São Bento Mine

In 2004, production at the São Bento mine was 82,024 ounces of gold at a cash cost of $294 per ounce. Production in 2004 was negatively impacted by the high level of waste handling, poor ground conditions and the presence of the metabasite intrusive that intersects the orebody in the area mined in 2004.

Ongoing Exploration in Brazil and Turkey

We focused our 2004 exploration activities on Brazil and Turkey, completing detailed mapping, sampling and initial drill programs at various sites in these two countries.  The work done in 2004 will set the stage for more detailed programs in 2005 and beyond.

Social Initiatives in Brazil and Turkey

Our São Bento mine won an Environmental Preservation Award (the 7th Premio de Excelencia da Industria Mineral e Metalurgica Brasileira) from the Brazilian publication Minerios & Minerales. This Award recognizes our environmental management program, which includes the creation of a protected park area on the mine site.

In the region near the Kisladag mine, we installed a water distribution system that is delivering potable water to more than 1,000 local residents in nine villages for the first time. We also funded a mobile health clinic – a vehicle fully equipped with medical supplies and personnel that travels to local communities to provide

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

an invaluable health resource for residents.

2. Outlook

Production

In 2005, we are forecasting production of 72,000 ounces at our São Bento mine, at a cash cost of $320 per ounce. We will complete the shaft-deepening project at the São Bento mine in the third quarter of 2005 and we will expand the mine’s ventilation system.

Development

We expect to complete the construction of the Kisladag mine in Turkey, on time and on budget in December 2005.

Certain litigation continues by third parties against Tüprag and the Turkish Ministry of Forestry and Environment seeking to cancel the Kisladag Environmental Positive Certificate for Kisladag on the basis of an alleged threat to the environment.  The Company is confident with both the methodology of the Environmental Impact Assessment (“EIA”) Report and Tüprag’s compliance with all procedural steps taken in obtaining the Kisladag Environmental Positive Certificate.  The Company continues to believe that ultimately such litigation shall be successfully defended.

As part of the EIA process for our Efemçukuru project a public meeting was held at the town of Efemçukuru on February 2, 2005 by the Turkish Ministry of the Environment to obtain input from local residents about our proposed mine. The meeting was well attended providing excellent dialogue with and input from the local residents.  We will address the questions and concerns of local residents in our EIA study, which we are finishing for submission to the Ministry of Environment in the 2nd quarter of 2005. Once we receive a positive certificate, we will prepare a Feasibility Study and continue obtaining the necessary permits to construct and operate the mine. We currently have the data we need to prepare the Feasibility Study, and we expect to complete it by the second quarter of 2006. Our development schedule for the Efemçukuru project, following approval of the EIA, anticipates that the mine will begin producing gold in late 2007.

Certain litigation continues to be ongoing by third parties against Tüprag and the Turkish Ministry of Energy and Natural Resources seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area.  In the course of the litigation against the Ministry and Tüprag concerning the Efemçukuru project, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemçukuru project.  The Company is confident that it will prevail in the case when it is heard in the higher courts.  It is not anticipated that a delay in the overall project will occur as a consequence of the legal proceedings.  Permitting activities are continuing

Exploration

Our exploration program for the coming year is focused on Brazil, China and Turkey.

Brazil

Total exploration expenditures in Brazil for 2005 are budgeted at $4.10 million, which will be allocated to the Tartarugalzinho, Cassipore and Piaba projects.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

In February 2005 Eldorado contracted Amec Americas to examine the viability of the Piaba project in North East Brazil.  This project is 50% held by Eldorado and hosts a significant resource in weathered and fresh rock.  The purpose of the study is to allow Eldorado to make an informed decision on whether further work is warranted on the project given current gold prices.

China

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation (“Shandong”) outlining possible joint ventures on one advanced exploration property and two development projects.  Shandong is a publicly traded company listed on the Shanghai Exchange with assets in excess of $362 million.  Shandong’s revenue is derived from the production and sale of gold, silver, sulfur concentrate ore and gold & silver jewelry.   Located in eastern China’s Shandong Province, China’s largest gold producing region claiming approximately a quarter of China’s total gold production and 60% of the domestic industry’s total gold profits, they produced approximately 150,000 ounces of gold in 2004 from two underground mines. On November 21, 2004 Shandong signed an acquisition agreement for its third underground mine.  The acquisition was approved by their shareholders on December 28, 2004.

Members of our management team toured Shandong’s operations early in 2005 and were impressed by the modern, efficient nature of their mines and the professionalism of Shandong’s management, both at the corporate level and in the mines.

Turkey

Our 2005 exploration budget for Turkey is $1.70 million, which will be divided among the Pontide Belt, Biga Peninsula and Demir Joint Venture. This budget allows for preliminary drilling on several projects, and we will allocate additional funds as needed.  We have our own drilling rigs, processing lab and technicians thereby allowing us to do substantial exploration activities economically.

3. Exploration Activity in 2004

In 2004, we focused our exploration activities on Turkey, Brazil and China, spending a total of $4.14 million.

Turkey

Our exploration activities in Turkey centered on three areas: the Western Pontides, the Demir Joint Venture and the Biga Peninsula.

In the Western Pontides, we control 145,200 hectares in 42 exploration licenses that are 100% owned by our subsidiary, Tüprag. The targets in this area are large, bulk tonnage, high sulfidation-type precious metal systems and low sulfidation-type precious metal vein systems. In 2004, we undertook a range of activities – including mapping and sampling – to provide drill targets for the year ahead.

Our 50/50 Demir Joint Venture consists of 27 licenses covering a total of 58,642 hectares. This property, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access. Results from the sampling will guide our drill program for 2005.

In the Biga Peninsula area of western Turkey, we control 25 exploration licenses covering 38,244 hectares.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

Reconnaissance work will continue in 2005 and we may carry out additional drilling.

Brazil

In 2004, we pursued several exploration opportunities and obtained mineral licenses on two properties in northern Brazil’s Amapa State and another in Rio Grande do Norte State.

Our land position at Amapa State totals 120,000 hectares and our work program in 2004 focused on geologic mapping, stream and soil sampling and geophysics to define drill targets. These properties host large geochemical gold anomalies as well as artisanal gold mining, in the same rock formations that host major deposits in Venezuela, Surinam and Guyana.

In Rio Grande do Norte State results from a 4 hole exploration program in the Bonfim area were negative, and the property was subsequently dropped.

4. Review of Financial Results

Net (Loss) Income

In 2004, the consolidated net loss was $13.94 million or ($0.05) per share, compared with a net loss of $45.03 million or ($0.20) per share in 2003 and a profit of $1.78 million or $0.01 per share in 2002.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion was sold in 2004 to a number of large institutions.

REVENUE - ($000)	2004	2003	2002

Gold	$33,482	$34,528	$30,501
Effects of hedging	(329)	2,286	3,550
Total gold sales	$33,153	$36,814	$34,051
Interest and other income	2,762	1,415	5,245
	$35,915	$38,229	$39,296

Interest and Other Income

Interest and other income for 2004 was $2.76 million, which includes $1.75 million in interest on cash and short-term money market investments and the balance of $1.01 million in other income and credits. This compares to 2003 interest and other income of $1.41 million, which includes $1.20 million in interest on cash and short-term money market investments and $0.21 million in other income and credits.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

Expenses

EXPENSES - ($000)	2004	2003	2002

Operating costs	$32,459	$22,604	$19,027
Depletion, depreciation and amortization	4,431	10,321	10,699
General and administrative	5,531	4,961	3,238
Exploration expense	4,136	1,956	1,078
Stock based compensation expense	3,720	1,418	-
Foreign exchange (gain) loss	(196)	(6,494)	1,046
Other	455	1,202	1,076
	$50,536	$35,968	$36,164

Depletion, depreciation and amortization

Depletion, depreciation and amortization expense dropped in 2004 due to the 2003 write down of the São Bento mine asset value.

General and Administrative Expenses

The higher administrative expense in 2004 reflects the continued growth of our company as we hired additional staff to support our exploration department and our China initiative. The addition of four new employees in our exploration department and the dramatic increase in the value of the Canadian dollar accounts for the majority of the increase compared to 2003.

Fees paid to PricewaterhouseCoopers LLP totaling $381 thousand are included in the general and administrative expenses for 2004. These include audit services of $147 thousand, audit related activities of $62 thousand and taxation services of $172 thousand.

Exploration Expense

The significant increase in our exploration activities in Brazil, Turkey and China accounted for the increase in spending. In Brazil, we established an exploration office in Belo Horizonte to coordinate exploration activities throughout the country.

Exploration activities by country - ($000)	2004

Brazil	$1,392
Turkey	1,679
China	708
Canada - exploration administration	357
Total	$4,136

Stocked-Based Compensation Expense

The Company uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. The cost of the options granted using fair-value accounting resulted in an expense of $1.42 million in 2003. In 2004, an additional 3,875,000 options were granted to Eldorado employees, officers and directors resulting in an expense of $3.72 million.

Foreign exchange (gain) loss

In 2003 the Canadian dollar strengthened against the U.S. dollar by 21.6% resulting in a $6.49 million foreign exchange gain on Canadian funds held.  In 2004 the Canadian dollar strengthened against the U.S. dollar by 7.2% resulting in a foreign exchange gain of $0.20 million.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

Income Taxes

Current tax recovery for 2004 was $1.41 million compared to a tax recovery of $1.11 million in 2003 and a tax expense of $1.12 million in 2002. The recovery in 2004 and 2003 resulted from completing the restructuring of our inter-company debt over the two year period.

Future income tax expense of $0.76 million in 2004, compared to a future income tax expense of $3.57 million in 2003 and $0.39 million in 2002, relates to a future tax liability recorded due to the appreciation of the Brazilian Real, which results in a gain on inter-company debt and therefore creates a future income tax liability. If the Brazilian Real weakens in the future, this deferred tax liability will be reversed.

5. Review of Mining Operations

São Bento Mine	2004	2003	2002
Operating Data¹
Gold Production
Ounces	82,024	95,049	103,533
Cash Operating Costs ($/oz)5	$294	$234	$184
Total Cash Costs ($/oz)2,5	$302	$241	$189
Total Production Costs ($/oz)3,5	$358	$364	$282
Realized Price ($/oz sold)4	$409	$361	$306

São Bento Mine
Tonnes to Mill	366,729	374,130	381,295
Average Mill Grade (grams/tonne)	7.81	8.50	8.93
Average Recovery Rate (%)	89.10	92.00	92.60

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Cost, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses. Total Production Costs for 2003 have been revised to include Section 3110 of the Canadian Institute of Chartered Accountants (CICA 3110 - Asset Retirement Obligation).

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section “Non-GAAP Measures” of the MD&A.

Gold production at our São Bento mine in Brazil was 16 percent lower in 2004 than 2003 and total cash costs were 25 percent higher. As the mine deepens, it is more challenging to sustain historical production levels and cash costs per ounce have increased as a result of lower gold production levels, higher oxygen and cyanide consumption and increased energy costs.  Higher oxygen and cyanide consumption were driven by higher pyrrhotite content in the ore, arising from the presence of a metabasite intrusive that intersected the orebody at the area scheduled for mining in 2004.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

In 2004 we continued to advance our shaft-deepening project at the São Bento mine which will be completed in August 2005 at an approximate cost of $12.00 million. This project includes deepening the concrete-lined shaft by 270 meters from the 23rd to the 28th level, providing a bottom working elevation approximately 1,300 meters below surface. The shaft-deepening project has created more challenging work conditions due to a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the ore body in the area scheduled for mining.

During the year, we also completed 2,791 meters of infill drilling and 17,612 meters of exploration drilling at the São Bento mine. A total of 8,945 meters were drilled below the mine’s deeper intrusive, at approximately the 32nd level. This drilling was unsuccessful in re-establishing continuity of the mineralization below the intrusive.

São Bento Mine
Gold Production and Cost per Ounce	2004	2003	2002

Direct mining expense	$287	$227	$186
Currency hedging	-	-	-
Inventory change	-	1	4
Refining and selling costs	6	5	3
Vancouver costs	2	1	1
By-product credits	(1)	-	-
Business interruption credit	-	-	(10)
Cash operating costs per ounce	$294	$234	$184

Royalties and production taxes	8	7	5
Total cash costs per ounce	$302	$241	$189

Depletion, depreciation and amortization	53	107	87
Foreign exchange (gain) loss	(3)	12	6
Accretion of asset retirement expense	6	4	-
Total production costs per ounce	$358	$364	$282

6. Financial Conditions and Liquidity

Cash from Operations

The decrease from 2003 to 2004 resulted primarily from higher cash operating costs at the São Bento mine and lower gold sales.  Both higher cash operating costs and lower gold sales are a direct result of the continued congestion at the bottom of the mine as a consequence of the construction related to the shaft deepening and the requirement to handle waste and haul ore to the surface for processing.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

Investing Activities

Over the last three years, we have invested the following in property, plant and equipment:

Capital Expenditures - ($000)	2004	2003	2002

São Bento Mine	$5,717	$8,973	$5,334

Kisladag project, under construction	$16,233	$3,437	$2,209
Tüprag - others	842	57	4
	$17,075	$3,494	$2,213
Vancouver and others	553	528	72
Total	$17,628	$4,022	$2,285

At the São Bento mine, our capital expenditures were primarily related to the shaft-deepening project, underground ventilation and underground development. Capital expenditures at the Kisladag mine were primarily related to land acquisition and the costs related to obtaining final permits.

Financing Activities

Eldorado remains debt free and unhedged.

Proceeds from the issue of common shares

In November 2004, we completed a financing for a total of $62.14 million net of fees. Over the past three years, we have raised $157.50 million net of fees in public financings, which has been used to eliminate debt and fund our ongoing operations and development.

Proceeds from the issue of common shares - ($000)	2004	2003	2002

Public Financing	$62,140	$52,822	$42,536
Warrants Conversion	32	24,496	5,008
Options Exercised	1,536	1,301	468
Return to Treasury	-	-	(46)
Total Cash Raised	$63,708	$78,619	$47,966

We believe Eldorado has the cash available and the ability to generate sufficient amounts of cash from operations in the short and long term to maintain planned production. We also believe that we will be able to raise capital as needed in the capital markets as opportunities for expansion arise.

Cash Resources and Liquidity

At December 31, 2004, we had cash and short-term investments of $135.39 million resulting in working capital of $144.02 million, compared with $105.47 million and $107.14 million, respectively, at the beginning of the

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

 year. The significant increase in working capital resulted primarily from our completion of the $62.14 million net of fees financing in November 2004 which was offset, to a certain degree, by expenditures for property, plant and equipment.

7. Contractual Obligations

Our contractual obligations on December 31, 2004, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$279	$216	$171	$171	$175	$950	$1,962
Capital expenditures	18,320	-	-	-	-	-	18,320
Purchases obligations	8,082	6,607	6,607	6,209	-	-	27,505

Total	$26,681	$6,823	$6,778	$6,380	$175	$950	$47,787

Capital expenditures in 2005 of $18,320 relate to purchases for the construction of the Kisladag mine.

8. Summary of Quarterly Results and 4th Quarter Review

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	2004	2004	2004	2004
Revenue	$9,560	$9,156	$7,259	$9,940
Net income (loss) 1	$(10,263)	$(1,343)	$(1,673)	$(663)

Basic (loss) Income per share - U.S.$	(0.04)	-	(0.01)	-
Diluted (loss) Income per share - U.S.$	(0.04)	-	(0.01)	-

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	2003	2003	2003	2003
Net income (loss) 1	$9,592	$9,841	$9,348	$9,448
	$(46,528)	$(1,631)	$1,447	$1,679

Basic (loss) Income per share - U.S.$	(0.21)	(0.01)	0.01	0.01
Diluted (loss) Income per share - U.S.$	(0.21)	(0.01)	0.01	0.01

1 Net Income (loss) figures have been restated for the quarters to reflect the non-cash year end adjustments in fiscal 2003.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

9. Critical Accounting Estimates

The Company utilizes certain critical accounting estimates as follows:

Reserves and Resources

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve.  The project mineral reserves are classified as such under both Canadian and US regulatory authorities.

Cautionary note to U.S. investors concerning estimates of inferred mineral resources:  We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Recoverable Values

Where information is available and conditions suggest impairment of long lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates.  Presently the Company’s five-year plan assumes the following prices:

	2005	2006	2007	2008	2009

Gold price (US$/oz)	400	375	375	375	350

The resulting average price is $375 per ounce.

Operating Costs

The Company reports its operating costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

Stock Based Compensation

The Company in determining the fair-value for awards of stock options to employees, officers and directors estimates among other things stock volatility and risk-free rate.

Management’s Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

Asset Retirement Obligation

The Company in assessing the carrying value of the asset retirement obligation estimates among other things the mine closure date and the credit adjusted risk free rate.

10. Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have limited lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property.  The legal title to our properties is dependent on the appropriate application of the laws in the countries in which we operate.

Capital and Operations

Our exploration, development and operations are located in Brazil, Turkey and China and face potential political risks in these countries. As well, the business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting São Bento would have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

We have sufficient financial resources to undertake our planned exploration and development program. Further exploration and development of mineral resource properties or acquisitions beyond this may require

Management's Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any changes to these laws in the future could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries – including the US, Canada, Brazil and Turkey – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks which may have an impact on our future operations and financial position.

11.  Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP

Management's Discussion and Analysis

Year ended December 31, 2204, 2003 and 2002

measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1	2004	2003

Gold Ounces Sold	81,913	95,544

Cash Operating Cost - ($000)
Operating costs	$32,459	$22,604
Royalty expense and production taxes	(634)	(652)
Effects of inventory adjustments	332	405
Expense of certain development costs	(8,075)	-
Cash Operating Cost	$24,082	$22,357

Cash Operating Cost per ounce	$294	$234

¹ Cash operating costs are calculated in accordance with The Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations and include the São Bento mine site operating costs excluding the above.

Document 5 – Management’s Proxy Circular dated March 22, 2005

ELDORADO GOLD CORPORATION

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On April 28, 2005

TO:

The Shareholders of Eldorado Gold Corporation

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Eldorado Gold Corporation (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, British Columbia on Thursday, the 28th day of April, 2005, at 3:00 p.m., for the following purposes:

(b)

To receive the consolidated financial statements of the Company for the financial year ended December 31, 2004 and the report of the auditors thereon;

(c)

To fix the number of directors of the Company for the ensuing year at six (6);

(d)

To elect six (6) directors to hold office until the close of the next annual general meeting of shareholders of the Company;

(e)

To appoint auditors for the ensuing year;

(f)

To authorize the directors to fix the remuneration to be paid to the auditors of the Company;

(g)

To consider and if thought appropriate, to pass an Ordinary Resolution approving the adoption of amendments to the Stock Options Plan and  the Incentive Stock Option Plan Officers & Directors Stock Option Plan; and

(h)

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are: (1) a management information circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy and notes to proxy; (3) a return envelope for use by shareholders to send in their proxy; (4) a request card for use by shareholders who wish to receive our interim and annual financial statements; and (5) the Company’s 2004 Annual Report.

The Board of Directors of the Company have fixed March 22, 2005 as the record date for the determination of shareholders of the Company entitled to receive this Notice of Meeting and to attend and vote at the Meeting.

If you are a registered holder (a “Shareholder”) of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on April 26, 2005.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare.  If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the meeting, either in person or by proxy.

If you are a non-registered Shareholder of the Company and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 22nd day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

ELDORADO GOLD CORPORATION
MANAGEMENT INFORMATION CIRCULAR
MARCH 22, 2005

FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 28, 2005

PURPOSE OF SOLICITATION

This management information circular (the “Information Circular”) is being provided to you in connection with the solicitation of proxies by management (“Management”) of Eldorado Gold Corporation the “Company”, “us”, “we” or “our”) for use at our annual general meeting of shareholders (“Shareholders”) of the Company to be held at 3:00 p.m. on April 28, 2005 and at any and all adjournments thereof (the “Meeting”), at the place and for the purposes set forth in the Notice of Meeting.

The solicitation is made by Management.  The cost of this solicitation will be borne by us.  It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by our directors, officers or regular employees at nominal cost.  We will also pay the broker-dealers, banks or other nominee Shareholders of record their reasonable expenses in mailing copies of the meeting materials to beneficial owners of common shares (“Common Shares”) of the Company.

Unless otherwise specified, all information provided in this Information Circular is as at March 22, 2005.  All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

RECORD DATE

The directors have set March 22, 2005 as the record date for determining which Shareholders holding Common Shares of record shall be entitled to receive the Notice of the Meeting and to attend and vote at the Meeting.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers and directors of the Company and are Management designees. You as Shareholder of record have the right to designate a person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person’s name which you wish to designate or by completing another proper form of proxy and in either case delivering the completed proxy to the office of our registrar and transfer agent, Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on April 26, 2005.

A proxy will not be valid unless signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are the representative of a Shareholder of record that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the form of proxy is executed by an attorney for an individual

 Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are a representative of a Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Shareholder of record.  If you, as a Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit.  In the absence of any such specification, the Management designees, if named in the enclosed form of proxy, will vote in favour of the matters set out therein.

The Management designees named in the enclosed form of proxy are directors and officers of the Company and have indicated their willingness to represent as Proxyholder the Shareholder who appoints them.

The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of Management.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including their directors and officers) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of NI 54-101.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) together with the Notice of Meeting, this Information Circular, the 2004 Annual Report and related documents from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc., as the case might be) "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  In that regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete VIFs that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must request a form of legal proxy from Computershare that will grant the NOBO the right to attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents together with the 2004 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, we have 276,458,943 Common Shares issued and outstanding.  Each Shareholder of record at the close of business on March 22, 2005 (the “Record Date”) is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two voting persons present or deemed to be present and authorized to cast in the aggregate not less than 5% of the total votes attaching to all shares carrying the right to vote at the Meeting will constitute a quorum at the Meeting.  Voting persons are Shareholders, duly authorized representatives of Shareholders or proxyholders of Shareholders, entitled to vote at the meeting.

As at March 22, 2005, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

Our Articles and By-Laws provide that our Board of Directors (the “Board” or the “Board of Directors”) is to consist of a minimum of three (3) directors and a maximum of twenty (20) directors.  The existing Board consists of six (6) directors and for this forthcoming year, the Board proposes to fix the number of directors at six (6).   Accordingly, we intend to place before the Meeting for approval, a resolution fixing the number of directors at six (6) directors. We also propose the persons named in the table below be nominated at the Meeting to serve as directors of the Company for the ensuing year.  All nominees are currently directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our Articles and By-Laws, he becomes disqualified to act as a director or is removed in accordance with the Canada Business Corporation Act (the “CBCA”).

Except as noted under “Voting of Proxies”, proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

The following table sets forth certain information with respect to persons to be nominated for election as a director.  All proposed nominees are currently directors of the Company whose current term of office will expire as of the close of the Meeting.  The following information concerning the respective nominees has been furnished by each of them:

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Company	Principal Occupation(1)	Director Since	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)
JOHN S. AUSTON (4) British Columbia, Canada Independent Director	Corporate Director	April 2003	3,000
K. ROSS CORY (3) British Columbia, Canada Independent Director	Senior Vice President, Raymond James Ltd.	April 2003	Nil
ROBERT R. GILMORE (3)(4) Colorado, U.S.A. Independent Director	Independent Mining Consultant	April 2003	Nil
WAYNE D. LENTON (4) Arizona, U.S.A. Independent Director	Independent Mining Consultant	June 1995	40,700
HUGH C. MORRIS (3) British Columbia, Canada Independent Director	Independent Mining Consultant	January 1995	155,700
PAUL N. WRIGHT British Columbia, Canada President & Chief Executive Officer Eldorado Gold Corporation	President & Chief Executive Officer of the Company	March 1999	110,000

Note:

(1)

Except as set out below, the information as to occupation of the directors of the Company includes present principal occupation and occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular of that meeting.

(2)

See “Compensation of Directors” for options granted to directors other than the President & Chief Executive Officer and, “Statement of Executive Compensation” for options granted to the President & Chief Executive Officer.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

John S. Auston (B.Sc Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston is a Corporate Director at Cameco Corporation and Centerra Gold, and a director for GGL Diamond Corporation.  Mr. Auston is a retired businessman and served as the President & CEO of Ashton Mining of Canada Inc. 1996 – 2000, President & CEO of Granges Inc. and Hycroft Resources from 1993 – 1995 and held several executive positions with British Petroleum Group from 1980 to 1992.  Mr. Auston is an independent director and a member of the Compensation Committee.

K. Ross Cory (MBA, Finance and International Business, UBC; B.Sc General Science, UBC) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory has served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989.  Mr. Cory is an Independent Director and a member of the Audit Committee.

Robert R. Gilmore (BSBA Accounting, University of Denver; CPA, Colorado) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is an Independent Financial Consultant and serves on the Board of Directors of MK Gold Company.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore is an Independent Director, Chairman of the Audit Committee and a member of the Compensation Committee.

Wayne D. Lenton (B.Sc Metallurgical Engineering, Montana School of Mines) was elected to the Board of Directors of Eldorado Gold Corporation in June 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of  Energold Mining Ltd. and North American Tungsten Corp. Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation. Mr. Lenton is an Independent Director and the Chairman of the Compensation Committee.

Hugh C. Morris (B.Sc Mining Geologist, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; President, Canadian Global Change Program; Past President, Geological Association of Canada ) was elected to the Board of Directors of Eldorado Gold Corporation in January 1995.  Mr. Morris is an Independent Mining Consultant and serves on the Board of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas and is a Trustee, Mathematical Sciences Research Institute, University of California.  Mr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.  Mr. Morris is an Independent Director, the Non-Executive Chairman of the Board of Eldorado and a member of the Audit Committee.

Paul N. Wright (B.Sc Mining Engineering, Newcastle University;  Member, Canadian Institute of Mining & Metallurgy) was elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.  Prior to joining the Company in 1996, Mr. Wright was the Vice President Mining & Project Development with Granges Inc.  from 1991 to 1996, and the Manager Western Operations, Redpath Group of Cos. from 1986 – 1991.   Mr. Wright is an inside director of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2004 by our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and up to three of our most highly compensated executive officers (other than the CEO and CFO) whose total annual salary and bonus was in excess of $150,000, and any of our former executive officers that would have been one of up to three of the most highly compensated executive officers except that the individual was not serving as an officer for us as of December 31, 2004 (collectively, the “Named Executive Officers”).

Name and Principal Position with the Company	Year	Annual Compensation			Long Term Compensation			All Other Compensa-tion(2) CDN($)
		Salary CDN($)	Bonus CDN ($)	Other Annual Compensa-tion(1) CDN($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Share Units CDN ($)	LTIP Payouts CDN ($)
Paul N. Wright President & Chief Executive Officer	2004 2003 2002	425,000 400,000 390,000	358,294 225,000 261,300	Nil Nil Nil	1,000,000 400,000 375,000	Nil Nil Nil	Nil Nil Nil	21,306 18,518 25,190
Earl W. Price Chief Financial Officer	2004 2003 2002	216,300 210,000 185,000	110,854 91,875 86,118	Nil Nil Nil	450,000 110,000 225,000	Nil Nil Nil	Nil Nil Nil	17,282 13,222 12,744
Norm Pitcher Vice President Exploration & Development	2004 2003(3) 2002(3)	148,130 21,250	79,002 Nil	Nil Nil	175,000 175,000	Nil Nil	Nil Nil	8,065 734
Dawn Moss Corporate Secretary	2004 2003 2002	114,000 95,000 77,500	49,020 33,250 24,606	Nil Nil Nil	175,000 50,000 35,000	Nil Nil Nil	Nil Nil Nil	16,160 12,631 6,828

Note:

(1)

The aggregate amount of perquisites and other personal benefits that is less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2)

Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3)      Norman Pitcher joined the Company on November 3, 2003 and was appointed Vice President, Exploration & Development on May 14, 2004.

Option Grants During the Financial Period Ended December 31, 2004

We granted the following options to the Named Executive Officers during the financial year ended December 31, 2004:

Option/SARs Grants During 2004 Financial Year

Name	Common Shares Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in financial year	Exercise or Base Price (CDN$/Share)	Market Value of Common Shares Underlying Options on the Date of Grant (CDN$/Share)	Expiration Date
Paul N. Wright	1,000,000	25.8%	$3.70	$3.70	January 29, 2009
Earl W. Price	450,000	11.6%	$3.70	$3.70	January 29, 2009
Norman Pitcher	175,000	4.5%	$3.70	$3.70	January 29, 2009
Dawn Moss	175,000	4.5%	$3.70	$3.70	January 29, 2009

Note:

(1)

These options are fully vested.  See “Incentive Stock Option Plan” for a description of the terms that apply to the options.]

Aggregated Options Exercised During 2004 Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options/SARs at December 31, 2004 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at December 31, 2004 Exercisable/ Unexercisable(1) ($)
Paul N. Wright	60,000	575,886	1,150,000 / 0	213,000 / 0
Earl W. Price	435,000	1,421,628	450,000 / 0	0 / 0
Noman Pitcher	0	0	150,000 / 150,000	25,000 / 62,500
Dawn Moss	63,000	162,981	205,000 / 0	47,700 / 0

Note:

(1)

Based on a market value of Cdn$3.55 per share, being the closing trading price per Common Share on the TSX as of December 31, 2004.

Employment Contracts

Mr. Paul Wright entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Wright’s agreement, upon termination without cause; relocation prior to March 24, 2006; adverse change in his salary, duties or responsibilities; or in the case of change of control Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Earl Price entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Price’s agreement, upon termination without cause; adverse change in his salary, duties or responsibilities; or in the case of change of control Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Norman Pitcher entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Pitcher’s agreement, upon termination without cause; adverse change in his salary, duties or responsibilities; or in the case of change of control Mr. Pitcher is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Ms. Dawn Moss entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Ms. Moss’s agreement, upon termination without cause; adverse change in her salary, duties or responsibilities; or in the case of change of control Ms. Moss is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times her annual salary and bonus (based upon her salary and bonus in the twelve months prior to termination) and continuation of her benefits for 12 months after her termination.

Other than as noted above, we have no written employment agreements between us or any of our subsidiaries and a Named Executive.  See “Retirement Plan” for a discussion of retirement benefits available to Named Executive Officers.

Indebtedness of Directors, Executive Officers, Officers and Employees

As of March 22, 2005 there was no indebtedness to us or any of our subsidiaries (other than routine indebtedness) or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our Subsidiaries by our current and former directors, officers and employees.

Composition of the Compensation Committee

During the year ended December 31, 2004, the following individuals served as members of our Compensation Committee:  Wayne Lenton (Chairman), John Auston and Robert Gilmore, who were all directors of the Company during the time they served.  None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.   See “Corporate Governance – Compensation Committee”.

Report On Executive Compensation

The Company’s commitment is to enhance shareholder value through the discovery and acquisition of gold reserves, and the operation of profitable mines.  In order to maximize its commitment, the Company designs its compensation packages to attract highly skilled and knowledgeable employees in a competitive human resource market by providing appropriate salaries and incentives and to creating a work environment that allows each employee to realize their potential within their chosen careers.

The Compensation Committee is responsible for, among other things, the periodic review of the Company’s short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company.  The Committee meets periodically to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

Executive Compensation Practices

The mandate of the Compensation Committee is to review the terms of employment of the Company’s executive officers annually, to review and approve, on an annual basis the Chief Executive Officer’s and the senior executives performance objectives and assess the performance of the Chief Executive Officer for the prior year, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.  The Terms of Reference for the Compensation Committee can be found on the Company’s website www.eldoradogold.com.

The Committee’s executive compensation practice is based on combining the interests of the executive officers with the Company’s stated commitments.  Executive compensation addresses both the short-term and long-term interests of the Company and is linked to the performance of the Company and the individual.  The Company compensates executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries.  The Company’s compensation practices set target levels near or consistent with the median level in the group of comparable companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels.  The CEO does not participate in discussions or reviews relating to his own compensation.

The Company’s executive compensation practices recognize and reward executive officers based upon individual and corporate performance.  The Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company’s objectives and philosophies and meets the Company’s desired relative compensation position.  The key components comprising executive officer compensation are base salary, annual bonus (short-term incentives), participation in the executive’s RRSP contribution and in an incentive stock option plan (long-term incentives).

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer’s area of responsibility. The bonuses for the Named Executive Officers are set out under the Summary Compensation Table.

The Company also has in place an incentive stock option plan.  The incentive stock option plan was designed to encourage executive officers to focus on the long-term interests of the Company and its Shareholders.  The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the incentive stock option plan.  The Company issued 1,800,000 options to the Named Executives under the incentive stock option plan during 2004.

CEO Compensation

The Committee’s policy is that the salary of the CEO should, be in line with competitive salaries for positions of similar responsibility at gold mining companies that are, like the Company, publicly held.  In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies.  The CEO’s salary increase for the current year (an increase from Cdn$400,000 to Cdn$425,000 per year) was granted to bring his salary in line with competitive salaries for similar positions and in recognition of his contribution to the achievement of the Company’s goals.  A bonus of $358,294 was given to the CEO in recognition of his achievements in 2004.  With this increase, his total compensation package is $783,294.

Compensation Committee report presented by:

Wayne Lenton, Chairman
John Auston
Robert Gilmore

Incentive Stock Option Plan

In 1994, we established an incentive stock option plan dated June 6, 1994 which was subsequently amended on June 5, 1995, June 27, 1996, May 31, 2000, April 30, 2003 and May 13, 2004 (the “Employee Plan”).  In 2003 we established the Incentive Stock Option Plan, Officers & Directors, dated April 30, 2003 (the “D&O Plan” and collectively with the Employee Plan, the “Plans”).

The Plans permit the granting of options to eligible participants to purchase up to a maximum of 19,741,463 Common Shares (12,741,463 for the Employee Plan and 7,000,000 for the D&O Plan) (representing 7.1% (4.6% for the Employee Plan and 2.5% for the D&O Plan) of the issued and outstanding Common Shares as of the date hereof) which have been reserved for issuance under the Plans.  As of the date hereof, 7,037,833 options (3,427,833 for the Employee Plan and 3,610,000 for the D&O Plan) to purchase 7,037,833 Common Shares or 2.5% (1.2% for the Employee Plan and 1.3% for the D&O Plan) of the issued and outstanding Common Shares have been granted to eligible participants, 9,466,809 Common Shares have been issued pursuant to the exercise of 9,466,809 options and a total of 3,236,821 (2,411,821 for the Employee Plan and 825,000 for the D&O Plan) options remain available under the Plans.

On May 30, 2004, we amended the Employee Plan to increase the maximum number of Common Shares that may be reserved for issuance under the Employee Plan from 10,200,000 to 12,741,463 Common Shares.  Shareholder approval for this increase was not required for the Employee Plan by The Toronto Stock Exchange (the “TSX”) or the American Stock Exchange (the “AMEX”) or the TSX.

Options that have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2004 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2004 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2004 (c)
Equity compensation plans approved by securityholders	5,638,000(1)	$3.25	4,831,821
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,638,000		4,831,821

Note:

(1)

As noted above the increase is the reserved Common Shares under the Employee Plan from 10,200,000 to 12,541,463 Common Shares was not approved by the Shareholders

The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.  The D&O Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to our directors and officers.  Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death.  Each option entitles the holder to one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Option Plan as the closing price of the Common Shares on theTSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the Options granted is determined by the Board of Directors, which term may not exceed a maximum of ten years from the date of the grant.  Pursuant to the Plans, additional terms and conditions, including vesting requirements, may be imposed by the Board of Directors on options granted under the Plans.  The Plans do not contemplate that the Company will provide financial assistance to any optionee in connection with the exercise of the option.

Each Plan provides that the maximum number of Common Shares that may be issued to our insiders and their associates pursuant to options granted under the Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders and their associates under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares.  Each Plan also provides that the maximum number of Common Shares that may be reserved for issuance under options granted to insiders and their associates under the Plan together with the number of Common Shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the options.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the D&O Plan may not exceed 1% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares.

It is the Board’s practice that a maximum of 8% of the issued Common Shares be reserved for issuance pursuant to options granted under the Plans.  Of the 8% maximum reserve, 3% is allocated to the D&O Plans, and the remaining 5% is allocated to the Employee Plan.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible participant under a Plan due to

(a)

retirement or disability, the holder has up to 365 days to exercise any vested options;

(b)

in the case of the D&O Plan only, termination of employment within the six months following a change of control, the holder has 180 days from the date of such termination to exercise vested options;

(c)

death, the holder’s estate has 365 days to exercise vested options;

(d)

any reason other than death, disability, retirement, change of control or cause, in the case of the Employee Plan, the Board may in its discretion provide holders with 30 days to exercise vested option and in the case of the D&O Plan, a holder has 30 days or such later date as the Board may fix to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the D&O Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, we may, at our option, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject where required to securities regulators TSX and/or AMEX approval, from time to time amend, suspend or terminate the Plans in whole or in part.  Pursuant to TSX requirements, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

(b)

the introduction of a provision permitting reloading upon exercise;

(c)

any change to the eligible participants which would have the potential of broadening or increasing insider participation;

(d)

the addition of any form of financial assistance;

(e)

any amendment to the financial assistance provision which is more favourable to participants;

(f)

the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

(g)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

(h)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Subject to certain limited exceptions, shareholder approval is required under the AMEX rules for any “material amendment” to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an AMEX listd company.  A “material amendment” includes, but is not limited to the following:

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reoganization, stock split, merger, spinoff or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

(i)

permit a repricing (or decrease in exercise price),

(ii)

reduce the price at which shares or options to purchase shares may be offered, or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any exapansion in the types or options or awards provided under the plan.

In the case of the Employee Plan, Shareholder approval is also required for amendments that materially increases the benefits under the Employee Plan.  In addition, the D&O Plan and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.

A copy of the Option Plan may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

PERFORMANCE GRAPH

The following chart compares the total cumulative shareholder return for CDN$100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 1999 and ending December 31, 2004.

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2004, the annual retainer fee paid to such directors other than the Chairman of the Board was $15,000 and the annual retainer paid to our Chairman was $25,000.  The chairman of any committee of the Board received an additional fee of $2,500 per annum and directors receive a fee of $1,000 for each director meeting and $750 for each committee meeting attended. Directors are reimbursed for expenses incurred in connection with their services as directors.

The directors and former directors (other than inside directors) were paid the following amounts as directors’ fees for the year ended December 31, 2004:

Independent Directors	CDN $
John Auston	31,750
Ross Cory	32,250
Robert Gilmore	34,500
Hugh Morris	45,500
Wayne Lenton	34,000

Our directors are also eligible to participate in the D&O Plan.  In 2004, each director other than inside directors were granted 100,000 options under the D&O Plan, each option entitling the holder to acquire one common share at the exercise price of CDN$3.70 per share until January 29, 2009.  The options are fully vested.  See “Officers & Directors Incentive Stock Option Plan” for a description of the term that apply to the Options.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

There was no indemnification payable this financial year to our directors or officers.

We maintain liability insurance for our directors and officers in the aggregate amount of US$20,000,000 subject to a US$250,000 deductible loss payable by us.  The premium, in the amount of US$265,650 was paid by us for the period from July 1, 2004 to July 1, 2005.

CORPORATE GOVERNANCE

The TSX requires each listed company to discuss its approach to corporate governance annually in accordance with the TSX Corporate Governance Guidelines of 1994.  Major regulatory changes in respect of corporate governance have recently been proposed by the Canadian Securities Administrators (the “CSA”) or have come into effect.  In particular, the CSA has issued for comment in October 2004, National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“Proposed NI 58-101”).  Additional changes also have arisen from the U.S. Sarbanes-Oxley Act of 2002, and the subsequent rules and regulations, adopted by the U.S. Securities and Exchange Commission and the rules and regulations recently adopted by the AMEX.

The Board of Directors monitors the various changes and proposed changes and, where appropriate amends its corporate governance practices to align itself with these changes. The Board of Directors believes that the Company’s practices are consistent with and in some cases go beyond most corporate governance rules and guidelines, including the TSX Corporate Governance Guidelines and the requirements set forth in the AMEX Company Guide.

The following describes the Company’s corporate governance practices in accordance with the disclosure requirements of  Proposed NI 58-101.

Board of Directors

The Board is currently comprised of six directors, five of whom are non-management directors.  The Board has determined that five of the directors are independent as set out below:

John Auston	Independent
Ross Cory	Independent
Robert Gilmore	Independent
Wayne Lenton	Independent
Hugh Morris	Independent
Paul Wright	Inside

The majority of the directors are independent. Our Chairman, Hugh Morris, is an independent director. Paul Wright, our President & Chief Executive Officer is a member of our management and therefore is not an independent director.

A director is considered independent if he has no direct or indirect material relationship with the Company, which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgement.

The Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board believes that the composition of the Board fairly represents the interests of Shareholders.

The independent directors hold regularly scheduled meetings at which members of management are not in attendance.  In 2004, the independent directors held four meetings at which members of management were not present.

Certain of our independent Directors are also directors of other reporting issuers in Canada.  Refer to the independent Directors personal information on pages 5 & 6 of this circular.

The non-executive Chairman of the Board is the chief administrative officer of the Board of Directors, responsible for providing strategic and tactical leadership at the Board level and for ensuring the smooth functioning of the Board’s processes.

Board Mandate

The principal role of our Board of Directors is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess, and ensure systems are in place to manage the risks of the Company’s business with the objective of safeguarding the Company’s assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards ethics, risk management, compliance with applicable laws and regulatory policies, environmental, safety and health policies, financial practices, disclosure and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to government authorities and other stakeholders, such as employees, contractors, communities, and the public.  The Board ensures that there are long-term goals and a strategic planning process in place to which the Board brings objectivity and judgement.  The Board is responsible for approval of the strategy and for monitoring the process.   The Board of Directors is responsible for succession planning for the Board and for the CEO.  The complete Terms of Reference for our Board of Directors can be found on our website www.eldoradogold.com or by contacting our Corporate Secretary.  These Terms of Reference include the Mandate of the Board of Directors.

Position Descriptions

The Board has developed written position descriptions for the members of the Board, including the chair Position descriptions for the chair of each board committees are currently being developed.  The Board and the CEO have developed written position descriptions for the CEO.   These position descriptions can be found on our website www.eldoradogold.com.

Orientation and Continuing Education.

The Board has a formal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business.   Each newly elected member of the Board is provided with one-on-one orientation with each of the departmental heads and receives a directors binder that includes information pertinent to his/her role as a director of the Company.  In addition, management reports and presentations and relevant sight visits to its operations provide our directors with updated information on the Company.

Information is available to the Board concerning continuing education for its directors.   Departmental managers who can provide insight because of personal involvement, and/or certain of our advisors and consultants are invited to attend meetings of the Board on a regular basis to relay information pertinent to the business of the Board.

Ethical Business Conduct Skills and Knowledge

On October 27, 2004, the Board adopted a Code of Business Conduct & Ethics (the “Code”).  The Code is applicable to our directors, executive officers and all corporate, subsidiary employees and consultants.  The Code is available on our website www.eldoradogold.com.  In addition, a copy of the Code can be obtained from our Corporate Secretary by request in writing to Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 or e-mail dawnm@eldoradogold.com.

The Board does not monitor compliance with the Code, but rather relies on the oversight of the Audit Committee to ensure compliance with the Code.

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

Each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as mandated in the respective Terms of Reference for each and in our Code of Business Conduct and Ethics.  In this manner the Board encourages and ensures that a culture of ethical business conduct is maintained.

The Board has in place a policy whereby individual directors may, subject to approval by the Board, engage outside advisers at the Company’s expense.

Nomination of Directors

The independent Directors, as a whole, have adopted the responsibility of identifying and nominating new candidates for board nomination.  In 2005, we will be initiating a Nominating Committee that will consist of two independent Directors who will be responsible for the nominating process.  Terms of Reference for the Nominating Committee will be written in accordance with corporate governance guidelines.  In 2004, the directors participated in a survey designed to identify skill sets and individuals that would enhance the proficiency of the Board.

Assessments

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. The board assesses its own performance and the effectiveness, contributions and competencies of its directors on an annual basis.  The Chairman of the Board is responsible for the distribution of a confidential questionnaire to be completed by the members of the board. The results of the questionnaire are tabulated and recommendations are made to the board based on matters arising from the responses.

Board Committees

The Board has established two committees of directors, being the Compensation Committee and the Audit Committee.  Each of the Committees are composed of entirely independent members.

Compensation Committee

As noted above, the Compensation Committee is currently composed of three members.   All of the members of the Committee are independent.  Mr. Wayne Lenton is the Chair of the Committee.

The Compensation Committee develops, reviews and monitors director and executive compensation and policies.  In addition, this Committee is responsible for succession planning and oversight of pension plans.  Terms of Reference for the Compensation Committee address the description of responsibilities, powers and operations of the Compensation Committee and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee annually reviews the adequacy of compensation for directors and others, and the composition of the compensation packages.  The Compensation Committee makes its recommendation based upon the types of compensation and amounts paid to other directors and professionals within our peer group.

Included in director’s compensation is a cash annual retainer (paid quarterly), meeting fees and stock options.  See Compensation of Directors in this Information Circular for detailed compensation in 2004.  (See also “Report of Executive Compensation”).

Audit Committee

The Audit Committee is currently composed of three directors.  Robert Gilmore is the Chair of the Committee.  Each of the members of the Committee is independent and financially literate.

The Audit Committee is responsible for the oversight of financial reporting, internal controls and public disclosure documents.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approve non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and evaluates our risk management procedures/systems.

See “Audit Committee” and Appendix A in our AIF for the year ended December 31, 2004, for particulars regarding our Audit Committee’s charter and the Audit Committee’s pre-approval policies and procedures for non-audit services and the service fees paid to our Auditor as well as other related matters.

The Terms of Reference for the Audit Committee can be viewed on our website www.eldoradogold.com or by contacting our Corporate Secretary.  For particulars on the experience and education of the members of our Audit Committee please refer to pages 5 & 6 of this Information Circular.

Other Matters

Corporate Governance

In its supervisory role, our Board sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting.  In addition to its primary accountability to shareholders, the Board and the CEO are also accountable to government authorities and other stakeholders, such as employees, communities, and the public.

The Board of Directors did not establish a Corporate Governance Committee in 2004.  The Board of Directors, as a whole, had the mandate to develop and oversee the Company's approach to corporate governance policies and practices which include: the review of candidates for election as directors and, if deemed necessary, to recommend nominees for election at the Company's annual general meeting; to propose appointees to the Board Committees; to review the Company’s succession plan for the Chief Executive Officer and senior management; to review and report annually to the Board the results of an assessment of the Board’s performance; to annually review and approve the Terms of Reference for the Committees of the Board, the Board of Directors, and the Directors; and to review and approve the Code.

Environmental

For 2004, the Board of Directors held the responsibility for overseeing and approval of recommendations for actions, for development programs and procedures to ensure that the Company’s environmental, health and safety practices were adhered to and achieved, and to propose changes in the Company’s practices from time to time as may be warranted to keep pace with environmental, health and safety regulations, trends or developments in the mining industry and in the jurisdictions in which we operate.

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board of Directors recommends that at the Meeting the Shareholders vote for the reappointment of PricewatehrouseCoopers LLP as the Company’s auditors to hold office until the next annual general meeting of Shareholders and that the Shareholders authorize the Board to fix the remuneration of the auditors. PricewaterhouseCoopers LLP was first appointed as our auditors in 1992 and has since then served as our auditors.

For particulars on audit, audit-related and non-audit services fees paid to PricewaterhouseCoopers in 2004, please refer to our 2004 Audited Financial Statements included with this Information Circular.

STOCK OPTIONS

As noted above we have two incentive stock option plans.  The purpose of the Plans is to assist the Company in attracting, retaining and motivating directors, officers, employees, consultants and advisors of the Company and of its subsidiary and associated companies and to closely align the personal interests of those directors, officers, employees, consultants and advisors with those of the shareholders by providing them with the opportunity, through stock options (the “Options”), to acquire Common Shares in the capital of the Company.  A copy of the Plans may be obtained by any shareholder upon request from our Corporate Secretary.  See “Incentive Stock Option Plan” above for a description of the Plans.

The Plans provide for a maximum of up to 19,741,463 Common Shares or 7.14% of the outstanding Common Shares of the Company as of March 22, 2005 (the “Limit”) to be reserved, set aside and made available for issue under and in accordance with the Plans.  The Limit constitutes an aggregate maximum and includes all issued and unexpired Options, whether or not exercised, and the exercise of an Option and issuance of a share does not free up space under the Limit.

We wish to make certain amendments to the Plans to address current trends and recently established regulations of the TSX and other securities authorities in the jurisdictions in which we report as well as make certain drafting changes to ensure the Plans are relatively consistent.  In addition, we wish to increase the maximum number of Common Shares issuable pursuant to the exercise of the options granted under the Plans to ensure sufficient options are available to allow the Company to maintain its policy of granting options to directors, officers, employees, consultants and advisors of the Company.  A copy of the amended and restated Plans are attached as Appendix I to this Information Circular.  We have also attached as Appendix II to this Information Circular blacklines of the amended and restated Plans showing the changes made to the current version of our Plans.

The key amendments to the Plans are as follows:

  increasing the maximum number of Common Shares that may be granted under the:

  Employee Plan by 1,081,484 Common Shares

  D&O Plan by 4,058,350 Common Shares

  replacing the current 10% and 5% limitations described above with the following restrictions:

  the maximum number of Common Shares issued and issuable pursuant to options granted under the Plans to participants, together with the number of Common Shares issued and issuable to any participant under any other previously established or proposed share compensation arrangements, shall not exceed 9% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options;

  the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements shall not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options;

  the maximum number of Common Shares issued and issuable pursuant to options granted under the D&O Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements, shall not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of  the options;

  including an additional limitation restricting the total number of Common Shares reserved for issuance to non-executive directors to 0.5% of the issued Common Shares on the date of grant;

  subject to the limitations set out above permitting reloading of Common Shares in circumstances where options have been exercised, which provision would need to be re-approved every three years in accordance with TSX requirements;

  in accordance with the TSX, and the AMEX  requirements, including amendment provisions in each of the Plans to specifically identify circumstances where amendments may be made to the Plans without shareholder approval;

  prohibiting the reduction of the exercise price of any outstanding options without first obtaining shareholder approval; and

  require the Plans to be reconfirmed by the shareholders every three years.

On an annual basis, we perform a review of the compensation practices of our peer group mining companies.  Included in this review is a study of our peer group practices and policies as they pertain to incentive stock option plans.  In addition, we endeavour to address proxy voting standards of the institutional investment community as they pertain toto corporate governance best practices for incentive plan proposals.

The TSX and the AMEX requires the Company to obtain shareholder approval to make these amendments to the Plans and to grant additional options beyond the maximum number previously authorized by the Shareholders and contained in the Plans.

The Company has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the Limit, as discussed above.

The amendments to the Plans and the increase in the Limit are subject to receipt of all necessary regulatory approvals, including the TSX and the AMEX.  As noted above, in order to comply with the stock option plan requirements of the TSX and the AMEX, the increase in the number of Common Shares reserved for issuance under the Plans must be approved by an ordinary resolution of the Shareholders.  The TSX and the AMEX do not require that disinterested shareholder approval be obtained in respect of the amendments to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution amending the Plans making amendments as indicated in the amended and restated Plans attached as Appendix I to this Information Circular and increasing the maximum number of Common Shares issuable upon exercise of options granted pursuant to the D&O Plan from 7,000,000 Common Shares to 11,058,350 Common Shares, representing 4% of the issued and outstanding Common Shares as of the date hereof, and increasing the maximum number of Common Shares issuable upon exercise of options granted pursuant to the Employee Plan from 12,741,463 Common Shares to 13,822,947 Common Shares, representing 5% of the issued and outstanding Common Shares as of the date hereof.  Collectively, the maximum number of Common Shares would increase from 19,741,463 to 24,881,297 Common Shares, or 9% of the issued and outstanding Common Shares as of the date hereof.  The full text of this resolution is set out below.

Shareholders are being asked to consider and vote upon the following resolution to approve amendments to the Plans and to approve an increase in the number of common shares reserved for issuance under the Plans for an aggregate 5,139,834 available for issue under the Plans as follows:

D& O Plan

4,058,350

Employee Plan

1,081,484

5,139,834

“BE IT RESOLVED THAT:

1.

The D&O Plan be amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the D&O Plan, as set out in Section 4.1 of the D&O Plan, be increased from 7,000,000 Common Shares to 11,058,350 Common Shares.

2.

The amended and restated D&O Plan as set out in Appendix I to the 2004 Information Circular be and is hereby approved with an effective date of April 28, 2005.

3.

The Employee Plan be amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the Employee Plan, as set out in Section 4. of the Employee Plan, be increased from 12,741,463 Common Shares to 13,822,947 Common Shares.

4.

The amended and restated Employee Plan as set out in Appendix I to the 2004 Information Circular be and is hereby approved with an effective date of April 28, 2005.

5.

Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting.  Unless otherwise instructed the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote “FOR” the Resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominee for election as a director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The following table shows, as at March 22, 2005, each person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

Class of Securities	Name of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Common Shares	Fidelity Management & Research Company Fidelity Management Trust Company	37,792,760	14.83%

Other than as disclosed above, we are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any proposed nominee for election as a director, any director or officer of the Company or subsidiary of the Company or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at next year’s annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before December 31, 2005, to be considered for inclusion in the management proxy circular for the annual meeting of the Shareholders next year.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name, 2004 Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year.  Copies of our financial statements and MD&A can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

The Management knows of no other matters to come before the Meeting of Shareholders other than those referred to in the Notice of Meeting.   However, if any other matters which are not known to the Management shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright
President & Chief Executive Officer

APPENDIX  I

AMENDED & RESTATED

INCENTIVE STOCK OPTION PLAN

AND

INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

(April 28, 2005)

1.

Purpose of the Plan:  The purpose of this Stock Option Plan (the “Plan”) is to (a) assist Eldorado Gold Corporation (the “Company”) in attracting, retaining and motivating employees, consultants and advisors of the Company and of its affiliates (as defined under the Securities Act, (Ontario)) and directors and officers of the Company’s affiliates and (b) closely align the personal interests of such employees, consultants, advisors, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares (“Common Shares”) in the capital of the Company.

2.

Implementation:  The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Company are or become listed and of any governmental authority or regulatory body to which the Company is subject.

3.

Administration:  The Plan shall be administered by the Board of Directors of the Company (the “Board”) which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations and actions deemed necessary or advisable for the administration of the Plan, including without limitation, for the purpose of ensuring compliance with Section 10 hereof.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.  The Board may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretion with respect to the Plan granted to it under this Plan to the Compensation Committee or such other committee of directors of the Company as the board of directors may designate.  Upon any such delegation the Compensation Committee or other committee of directors, as the case may be, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretion with respect to the Plan.  When used in the context of this Plan “Board” shall be deemed to include the Compensation Committee or other committee of directors acting on behalf of the board of directors.

4.

Number of Shares Under Plan:  Subject to reloading and to adjustments as permitted herein, 13,822,947 Common Shares (the “Optioned Shares”) shall be reserved, set aside and made available for issue under and in accordance with the Plan. In no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding Common Shares.  The total number of Common Shares that may be reserved for issuance to all non-executive directors pursuant to options shall not exceed one half of one percent (0.5%) of the Common Shares outstanding on a non-diluted basis on the grant date of the options.  If option rights granted to an individual under the Plan are exercised, cancelled, expire or terminate for any reason in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

[This section 4 amendment approved by: Shareholders resolutions as of June 5, 1995, to increase maximum number of shares from 1,180,000 to 2,000,000; June 27, 1996 to increase maximum number from 2,000,000 to 8,000,000; and May 31, 2000, to increase maximum number from 8,000,000 to 10,200,000; by Directors resolution as of January 30, 2004 to increase maximum number from 10,200,000 to 12,741,463; and by Shareholders resolutions as of April 28, 2005 to increase maximum number from 12,741,463 to 13,813,688.]

5.

Limits:

(a)

The maximum number of Common Shares issued and issuable pursuant to options granted under the Plan to Participants (as hereinafter defined), together with the number of Common Shares issued and issuable to any eligible participant under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended from time to time) and any other previously established or proposed share compensation arrangements, shall not exceed 9% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.

(b)

The maximum number of Common Shares issued and issuable pursuant to options granted under the Plan to Participants, together with the number of Common Shares issued and issuable to Participants under any other previously established or proposed share compensation arrangements shall not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.

6.

Eligibility:  Options may be granted under the Plan to any person who is a:

(a)

full-time or part-time employee of the Company or of its affiliates,

(b)

consultant or advisor of the Company or of its affiliates that in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company, or

(c)

director or officer of an affiliate of the Company,

as the Board may from time to time designate as a participant (a “Participant”) under the Plan.  A person who is an officer or director of the Company is not eligible for grants of options under this Plan.  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be determined by the Board in its sole discretion.

7.

Terms and Conditions:

(a)

Exercise Price:  The exercise price to each Participant for each Optioned Share shall be as determined by the Board, but shall in no event be less than the closing board lot price of the Common Shares on The Toronto Stock Exchange (“TSX”) on the last business day before the date on which the option is granted.  If no Common Shares traded on such day, then the exercise price shall  be the last board lot sale prior thereto.

(b)

Option Agreement:  All options shall be granted under the Plan by means of an agreement (the “Option Agreement”) between the Company and each Participant in the form as may be approved by the Board.  The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

(c)

Length of Grant:  All options granted under the Plan shall expire not later than 4:30 p.m. (Vancouver time) on the tenth anniversary of the date such options were granted.

(d)

Non-Assignability of Options:  An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and, subject to paragraph (k), may be exercisable during the lifetime of the Participant and, subject to paragraph (f), only by the Participant.

(e)

Vesting of Options:  Without restricting the authority of the Board in respect of the terms of options to be granted hereunder, the Board may at its discretion, in respect of any such option, provide that the right to exercise such option will vest in installments over the life of the option, with the option being fully-exercisable only when such required time period or periods have elapsed and in connection therewith determine the terms under which vesting of options may be accelerated.  Subject to the foregoing, each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f)

Exercise and Payment:  Any option granted under the Plan may be exercised by a Participant, or in the case of death, disability or illness, the legal representative of a Participant giving notice to the Company specifying the number of shares in respect of which such option is being exercised, accompanied by payment, in a form acceptable by the Company of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by a Participant the Company shall cause the transfer agent and registrar of the Common Shares to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g)

Rights to Participants:  The Participants shall have no rights as shareholders in respect to any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect to which Participants have exercised their option to purchase and which have been issued by the Company.

(h)

Third Party Offer:  If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the Common Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation vesting requirements).

(i)

Alterations in Shares:  In the event of a share dividend, share split, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Company, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deemed appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the Board.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise(including without limitation vesting requirements).  All determinations of the Board under this paragraph (i) shall be conclusively binding upon all persons.

(j)

Termination, Retirement or Resignation:  Except as otherwise provided in this paragraph (j) or in paragraph (k), if a Participant’s employment, appointment as director or engagement as a consultant or advisor is terminated by the Participant or by the Company or by one of its affiliates all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.  Upon termination, other than for cause, Retirement (as hereafter defined), death, disability and illness, the Board will have the discretion to extend the expiry date of such options, to the extent such options were exercisable and had vested, for a period of 30 days from the date of termination, provided however that such period does not extend beyond the original term of the option.  For the purposes of this paragraph, termination is determined to be the last day of active employment with the Company or its affiliate, as the case may be, regardless of any salary continuance or notice period provided from or to the Company or its affiliate.

Any Participant whose employment with the Company is terminated due to retirement on or after such Participant’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any option granted hereunder to the extent such option was exercisable and had vested on such date of termination; provided, however, that no option shall be exercisable following the expiration of the original term of the option.

(k)

Deceased or Disabled Participant:  In the event of the death, disability or illness of any Participant, the legal representatives of such Participant shall have the right for a period of 365 days from the date of death, disability or illness of the Participant to exercise the Participant’s option with respect to all of the Optioned Shares of the Participant to the extent they were exercisable and had vested on the date of death, disability or illness, provided however that such period does not extend beyond the original term of the option.

8.

Amendment and Discontinuance of Plan: The Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.   Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provision of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of Participants which would have the potential of broadening or increasing insider participation;

(d)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Company; or

(f)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Common Shares issuable under the Plan, (including an increase to a fixed maximum number of Common Shares or fixed maximum percentage of Common Shares or a change from a fixed maximum  number to a fixed maximum percentage of Common Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan otherwise permits reloading.

The exercise price of any outstanding options may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The exercise price of any outstanding options may not be reduced and the original term of the option may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

Any amendment to any provision of the Plan shall be subject to any necessary approvals of the TSX and any other stock exchange or regulatory body having jurisdiction over the securities of the Company.

Notwithstanding any provisions contained in the Plan or any option, if any amendment, modification or termination to the provisions hereof or any option made pursuant hereto are required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any shares or to obtain a listing or quotation of any shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Participant or shareholder approval.

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

9.

No Further Rights: Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, consultant or advisor of the Company or its affiliates or a director or officer of the Company’s affiliates.

10.

Compliance with Laws: The obligations of the Company to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Company and the Participants as the Company deems necessary or advisable with all applicable corporate and securities laws, rules and regulations and rules of the TSX and any other stock exchange having jurisdiction on the securities of the Company.  For greater certainty, the Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.

Interpretation:

(a)

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

(b)

Where used herein, “Insider” means an insider as defined in the Securities Act (Ontario) (“OSA”) and includes associates and affiliates as defined in the OSA but excludes a director or officer of a subsidiary or affiliate of the Company unless such director or officer:

(i)

in the ordinary course receives or has access to information as material facts or material changes concerning the listed issuer before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101) of the listed issuer; or

(iii)

is an insider of the listed issuer in a capacity other than as a director or senior director of the subsidiary or affiliate.

(b)

Where used herein, “Shareholder” means the holders of the Common Shares.

(Amendments made to Plan by Directors’ resolution dated December 1, 1994, March 22, 2000, April 30, 2003 and January 30, 2004 pursuant to the authority granted under section 8 hereof.  Amended and Restated Plan approved by Shareholder resolution as of April 28, 2005.)

INCENTIVE STOCK OPTION PLAN
OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS
Amended and Restated
as of April 28, 2005

1.

Purpose of the Plan

1.1

The purpose of the Plan is to attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Addendum” means the addendum attached to and forming a part of this Plan;

(b)

“Affiliate” has the same meaning ascribed to that term as set out in the OSA;

(c)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(d)

“Board” means the board of directors of the Company;

(e)

“Company” means Eldorado Gold Corporation;

(f)

“Compensation Committee” means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(g)

“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

(h)

“Eligible Person” means, from time to time, any director or officer of the Company;

(i)

“Exchange” means any principal exchange upon which the Shares are listed;

(j)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless

(i)

such director or senior officer in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(j)

 is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(k)

 is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(n)

“OSA” means the Securities Act (Ontario);

(o)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(p)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(q)

“Optionee” means an Eligible Person to whom an Option has been granted;

(r)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(s)

“Retirement” has the meaning ascribed to that term in Subsection 8.1 hereof;

(t)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(u)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company; and

(v)

“Shareholder” means a holder of Common Shares of the Company.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

3.2

The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board.  A majority of the Compensation Committee shall constitute a quorum thereof.  Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

3.3

The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.4

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

3.5

The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

3.6

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.7

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 11,058,350 Shares, subject to the reloading permitted under section 4.4 and to adjustments as provided in Section 10 hereof.

4.2

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options. The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed 0.5% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

4.3

Anything in this Plan to the contrary notwithstanding,

(a)

the maximum number of Shares issued and issuable pursuant to Options granted under the Plan to Eligible Persons, together with the number of Shares issued and issuable to any eligible participants under the Company’s Employees, Consultants & Advisors Amended and Restated Incentive Stock Option Plan and any other previously established or proposed share compensation arrangements shall not exceed 9% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

the maximum number of Shares issued and issuable pursuant to Options granted under the Plan to Eligible Persons together with the number of Shares issued and issuable to any Eligible Persons under any other previously established or proposed share compensation arrangements, shall not exceed 4% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options.

Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an Eligible Person shall be excluded for the purpose of the limits set out in paragraph (b) above.

4.4

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan.  No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date except as otherwise provided under the Addendum; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3

Subject to the provisions of the Addendum, the option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.  Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board non-executive directors may be granted 100,000  fully vested Options upon initial election to the Board.  All subsequent Options granted to non-executive Directors of the Company are subject to vesting requirements as determined by the Board.

6.5

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.6

An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

Any Optionee whose employment or directorship with the Company is terminated due to retirement on or after such Optionee’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2

Any Optionee whose employment or directorship with the Company is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.3

Any Optionee whose employment or directorship with the Company is terminated at any time in the six months following a change of control of the Company (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  For the purposes of this Subsection 8.3, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of a sufficient number of the voting rights attached to the outstanding voting securities of the Company at the time of such acquisition, to affect materially the control of the Company.

8.4

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.5

In the event an Optionee’s employment or directorship terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix.  In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.6

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.7

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

8.8

For the purposes of Section 8, termination in the case of officers is determined to be the last day of active employment with the Company or its Affiliate, as the case may be, regardless of any salary continuance or notice period to the Company.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

10.2

If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions contained in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

13.

Effective Date, Amendment and Termination

13.1

The Plan is effective as of April 30, 2003. The Plan has been amended and restated as of April 28, 2005 and such amendments are effective as of April 28, 2005.

13.2

The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part. Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of Eligible Persons which would have the potential of broadening or increasing insider participation;

(d)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(f)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number to a fixed maximum percentage) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan permits reloading.

13.3

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof.

The exercise price of any outstanding Option may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Option granted may not be reduced and the original Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.4

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

ADDENDUM

TO INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

1.

Application of Plan and Addendum

As determined from time to time by the Board, this Addendum shall apply to any grant of Options made on or before April 30, 2003 to any of the following persons:

Joseph Conway
Paul Curtis
Wayne Lenton
Hugh Morris
Dawn Moss
Earl Price
Paul N. Wright

The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum.  The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

2.

Option Price and Option Period

Notwithstanding paragraph 5.1(b) and Subsection 6.3 of the Plan, the Option Price, Option Period and other terms applicable to Options granted to each person identified in Subsection 1.1 above shall be as set out below:

Name	Number of Options	Expiry Date(1)	Option Price	Vesting

Wayne Lenton	20,000	29-May-06	$0.51	fully vested
	20,000	06-Dec-06	$0.26	fully vested

Hugh Morris	30,000	29-May-06	$0.51	fully vested
	100,000	25-Feb-07	$0.70	fully vested

	170,000

(1)

Options shall expire at 4:30 p.m., Vancouver time, on the Expiry Date of the Options.

3.

Interpretation

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan of the Company as amended and/or restated from time to time.

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Expiry Date of Option Period:

Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Signature of Optionee		Authorized Signatory
Per:
Authorized Signatory

APPENDIX  II

BLACKLINE

OF

AMENDED & RESTATED

INCENTIVE STOCK OPTION PLAN

AND

INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

~~(May 13, 2004)~~

(April 28, 2005)

1.

Purpose of the Plan:  The purpose of this Stock Option Plan (the “Plan”) is to (a) assist Eldorado Gold Corporation (the “Company”) in attracting, retaining and motivating employees, consultants and advisors of the Company and of its affiliates (as defined under the Securities Act, (Ontario)) and directors and officers of the Company’s affiliates and (b) closely align the personal interests of such employees, consultants, advisors, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares (“Common Shares”) in the capital of the Company.

2.

Implementation:  The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Company are or become listed and of any governmental authority or regulatory body to which the Company is subject.

3.

Administration:  The Plan shall be administered by the Board of Directors of the Company (the “Board”) which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations and actions deemed necessary or advisable for the administration of the Plan, including without limitation, for the purpose of ensuring compliance with Section 10 hereof.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.  The Board may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretion with respect to the Plan granted to it under this Plan to the Compensation Committee or such other committee of directors of the Company as the board of directors may designate.  Upon any such delegation the Compensation Committee or other committee of directors, as the case may be, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretion with respect to the Plan.  When used in the context of this Plan “Board” shall be deemed to include the Compensation Committee or other committee of directors acting on behalf of the board of directors.

4.

Number of Shares Under Plan:  ~~12,541,463~~Subject to reloading and to adjustments as permitted herein, 13,822,947 Common Shares (the “Optioned Shares”) shall be reserved, set aside and made available for issue under and in accordance with the Plan ~~provided that in~~. In no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding Common Shares.  The total number of Common Shares that may be reserved for issuance to all non-executive directors pursuant to options shall not exceed one half of one percent (0.5%) of the Common Shares outstanding on a non-diluted basis on the grant date of the options.  If option rights granted to an individual under the Plan are exercised, cancelled, expire or terminate for any reason ~~without having been exercised~~ in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

[This section 4 amendment approved by ~~members~~: Shareholders resolutions~~:~~ as of June 5, 1995, to increase maximum number of shares from 1,180,000 to 2,000,000; June 27, 1996 to increase maximum number from 2,000,000 to 8,000,000; and May 31, 2000, to increase maximum number from 8,000,000 to 10,200,000 ~~and~~; by Directors ~~Resolution~~resolution as of January 30, 2004 to increase maximum number from 10,200,000 to ~~12,741,463.~~12,741,463; and by Shareholders resolutions as of April 28, 2005 to increase maximum number from 12,741,463 to 13,813,688.]

5.

Limits ~~with respect to Insiders:~~  :

(a)

The maximum number of Common Shares ~~that may be reserved for issuance~~issued and issuable pursuant to options granted under the Plan to ~~insiders of the Company and their associates~~Participants (as hereinafter defined), together with the number of Common Shares ~~reserved for issuance to such insiders and their associates~~issued and issuable to any eligible participant under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended from time to time) and any other previously established or proposed share compensation arrangements, shall not exceed ~~10~~9% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.

(b)

The maximum number of Common Shares ~~which may be~~ issued ~~to insiders of the Company and their associates~~and issuable pursuant to options granted under the Plan ~~within any one-year period, when taken~~to Participants, together with the number of Common Shares issued ~~to such insiders and their associates~~and issuable to Participants under ~~the Company’s~~any other previously established or proposed share compensation arrangements~~,~~ shall not exceed ~~10% of the~~ 5% of the Common Shares outstanding on a non~~-diluted basis at the end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Common Shares.~~

~~Any entitlement to acquire Common Shares granted pursuant to the Plan or any other options prior to the grantee becoming an insider shall be excluded for the purpose of the limits set out in paragraphs (a) and (b) above.For the purposes of paragraphs (a) and (b) above, “insider” means an insider as defined in the Securities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary~~-diluted basis at the date of grant of the options.

6.

Eligibility:  Options may be granted under the Plan to any person who is a:

(a)

full-time or part-time employee of the Company or of its affiliates,

(b)

consultant or advisor of the Company or of its affiliates that in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company, or

(c)

director or officer of an affiliate of the Company,

as the Board may from time to time designate as a participant (a “Participant”) under the Plan.  A person who is an officer or director of the Company is not eligible for grants of options under this Plan.  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be ~~the full and final decision of~~determined by the Board in its sole discretion.

7.

Terms and Conditions:

(a)

Exercise Price:  The exercise price to each Participant for each Optioned Share shall be as determined by the Board, but shall in no event be less than the closing board lot price of the Common Shares on The Toronto Stock Exchange (“TSX”) on the last business day before the date on which the option is granted.  If no Common Shares traded on such day, then the exercise price shall  be the last board lot sale prior thereto.

(b)

Option Agreement:  All options shall be granted under the Plan by means of an agreement (the “Option Agreement”) between the Company and each Participant in the form as may be approved by the Board.  The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

(c)

Length of Grant:  All options granted under the Plan shall expire not later than 4:30 p.m. (Vancouver time) on the tenth anniversary of the date such options were granted.

(d)

Non-Assignability of Options:  An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant other than by will or other testamentary instrument or the laws of succession and, subject to paragraph (k), may be exercisable during the lifetime of the Participant and, subject to paragraph (f), only by the Participant.

(e)

Vesting of Options:  Without restricting the authority of the Board in respect of the terms of options to be granted hereunder, the Board may at ~~is~~its discretion, in respect of any such option, provide that the right to exercise such option will vest in installments over the life of the option, with the option being fully-exercisable only when such required time period or periods have elapsed and in connection therewith determine the terms under which vesting of options may be accelerated.  Subject to the foregoing, each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f)

Exercise and Payment:  Any option granted under the Plan may be exercised by a Participant, or in the case of death, disability or illness, the legal representative of a Participant giving notice to the Company specifying the number of shares in respect of which such option is being exercised, accompanied by payment, in a form acceptable by the Company of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by a Participant the Company shall cause the transfer agent and registrar of the Common Shares to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g)

Rights to Participants:  The Participants shall have no rights as shareholders in respect to any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect to which Participants have exercised their option to purchase and which have been issued by the Company.

(h)

Third Party Offer:  If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an Offer to purchase all of the Common Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise~~.~~ (including without limitation vesting requirements).

(i)

Alterations in Shares:  In the event of a share dividend, share split, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Company, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deemed appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan.  In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the Board.  If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfillment of any conditions or restrictions on such exercise(including without limitation vesting requirements).  All determinations of the Board under this paragraph (i) shall be ~~full and final~~conclusively binding upon all persons.

(j)         Termination, Retirement or Resignation:  Except as otherwise provided in this paragraph (j) or in paragraph (k), if a Participant’s employment, appointment as director or engagement as a consultant or advisor is terminated by the Participant or by the Company or by one of its affiliates all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.  Upon termination, other than for cause, Retirement (as hereafter defined), death, disability and illness, the Board will have the discretion to extend the expiry date of such options, to the extent such options were exercisable and had vested, for a period of 30 days from the date of termination, provided however that such period does not extend beyond the original term of the option.  For the purposes of this paragraph, termination is determined to be the last day of active employment with the Company or its affiliate, as the case may be, regardless of any salary continuance or notice period provided from or to the Company or its affiliate.

Any Participant whose employment  with the Company is terminated due to retirement on or after such Participant’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any option granted hereunder to the extent such option was exercisable and had vested on such date of termination; provided, however, that no option shall be exercisable following the expiration of the original term of the option.

(k)

Deceased or Disabled Participant:      In the event of the death, disability or illness of any Participant, the legal representatives of such Participant shall have the right for a period of 365 days from the date of death, disability or illness of the Participant to exercise the Participant’s option with respect to all of the Optioned Shares of the Participant to the extent they were exercisable and had vested on the date of death, disability or illness, provided however that such period does not extend beyond the original term of the option.

8.

Amendment and Discontinuance of Plan:   The Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.  ~~Any amendment or revision to the terms of the Plan which would materially increase the benefits under the Plan shall be effective only upon the approval of the shareholders of the Company.  Any amendment to any provision of the Plan shall be subject to any necessary approvals of the Toronto Stock Exchange and any other stock exchange or regulatory body having jurisdiction over the securities of the Company.~~   Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

            (a)

to change the vesting provisions;

(b)       to change the termination provision of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of Participants which would have the potential of broadening or increasing insider participation;

(d)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Company; or

(f)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Common Shares issuable under the Plan, (including an increase to a fixed maximum number of Common Shares or fixed maximum percentage of Common Shares or a change from a fixed maximum  number to a fixed maximum percentage of Common Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan otherwise permits reloading.

The exercise price of any outstanding options may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The exercise price of any outstanding options may not be reduced and the original term of the option may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

Any amendment to any provision of the Plan shall be subject to any necessary approvals of the TSX and any other stock exchange or regulatory body having jurisdiction over the securities of the Company.

Notwithstanding any provisions contained in the Plan or any option, if any amendment, modification or termination to the provisions hereof or any option made pursuant hereto are required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any shares or to obtain a listing or quotation of any shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Participant or shareholder approval.

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

9.

No Further Rights:   Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any Common Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company other than as set out in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, consultant or advisor of the Company or its affiliates or a director or officer of the Company’s affiliates.

10.

Compliance with Laws:   The obligations of the Company to sell Common Shares and deliver share certificates under the Plan are subject to such compliance by the Company and the Participants as the Company deems necessary or advisable with all applicable corporate and securities laws, rules and regulations~~.~~ and rules of the TSX and any other stock exchange having jurisdiction on the securities of the Company.  For greater certainty, the Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.

Interpretation:

(a)

~~11. Gender:~~   The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

(b)

Where used herein, “Insider” means an insider as defined in the Securities Act (Ontario) (“OSA”) and includes associates and affiliates as defined in the OSA but excludes a director or officer of a subsidiary or affiliate of the Company unless such director or officer:

(i)

in the ordinary course receives or has access to information as material facts or material changes concerning the listed issuer before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101) of the listed issuer; or

(iii)

is an insider of the listed issuer in a capacity other than as a director or senior director of the subsidiary or affiliate.

(c)

Where used herein, “Shareholder” means the holders of the Common Shares.

(Amendments made to Plan by ~~directors~~Directors’ resolution dated December 1, 1994, March 22, 2000, April 30, 2003 and January 30, 2004 pursuant to the authority granted under section 8 hereof.  Amended and Restated Plan approved by Shareholder resolution as of April 28, 2005.)

INCENTIVE STOCK OPTION PLAN
OF ELDORADO GOLD ~~CORPORATON~~CORPORATION

OFFICERS & DIRECTORS
Amended and Restated
as of April 28, 2005

1.

Purpose of the Plan

The purpose of the Plan is to attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company.

2.

Definitions

(a)

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(i)

“Addendum” means the addendum attached to and forming a part of this Plan;

(ii)

“Affiliate” has the same meaning ascribed to that term as set out in the ~~Securities Act (Ontario);~~OSA;

(a)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

~~(b)~~

~~(c)~~ “Board” means the board of directors of the Company;

~~(c)~~

~~(d)~~ “Company” means Eldorado Gold Corporation;

~~(d)~~

~~(e)~~ “Compensation Committee” means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

~~(e)~~

~~(f)~~ “Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company;

~~(f)~~

~~(g)~~ “Eligible Person” means, from time to time, any director or officer of the Company;

~~(g)~~

~~(h)~~ “Exchange” means any principal exchange upon which the Shares are listed;

~~(h)~~

~~(i)~~ “Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(i)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless

(i)

such director or senior officer in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(j)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(k)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(l)

“OSA” means the Securities Act (Ontario);

(m)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(n)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(o)

“Optionee” means an Eligible Person to whom an Option has been granted;

(p)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(q)

“Retirement” has the meaning ascribed to that term in Subsection 8.1 hereof;

(r)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof; ~~and~~

~~(s)~~

~~(r)~~ “Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company~~.~~; and

(t)

“Shareholder” means a holder of Common Shares of the Company.

(u)

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

(v)

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

3.

Administration of the Plan

(a)

The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.

(b)

The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board.  A majority of the Compensation Committee shall constitute a quorum thereof.  Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.

(c)

The chief executive officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

(d)

The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.

(e)

The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.

(f)

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

(g)

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

(a)

The maximum aggregate number of Shares which may be issued under the Plan shall not exceed ~~7,000,000~~11,058,350 Shares, subject to ~~adjustment~~the reloading permitted under section 4.4 and to adjustments as provided in Section 10 hereof.

(b)

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options. The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed 0.5% of the Shares of the Company outstanding on a non-diluted basis on the Grant Date of the Options.

(c)

Anything in this Plan to the contrary notwithstanding~~:~~,

(i)

the maximum number of Shares ~~that may be reserved for issuance~~issued and issuable pursuant to Options granted under the Plan to ~~insiders of the Company and their associates~~Eligible Persons, together with the number of Shares ~~reserved for issuance to such insiders and their associates~~issued and issuable to any eligible participants under the Company’s Employees, Consultants & Advisors Amended and Restated Incentive Stock Option Plan and any other previously established or proposed share compensation arrangements~~,~~ shall not exceed ~~10~~9% of the Shares outstanding on a non-diluted basis at the Grant Date of the Options; and

(ii)

the maximum number of Shares ~~which may be~~ issued ~~to insiders of the Company and their associates~~and issuable pursuant to Options granted under the Plan ~~within any one-year period, when taken~~to Eligible Persons together with the number of Shares issued ~~to such insiders and their associates~~and issuable to any Eligible Persons under ~~the Company’s~~any other previously established or proposed share compensation arrangements, shall not exceed ~~10~~4% of the Shares outstanding on a non-diluted basis at the ~~end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Shares~~Grant Date of the Options.

~~For the purposes of this Subsection the word “insider” means an insider as defined in the Securities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary.~~  Any entitlement to acquire Shares granted pursuant to the Plan or any other options prior to the grantee becoming an ~~insider~~Eligible Person shall be excluded for the purpose of the limits set out in ~~this Subsection~~paragraph (b) above.

(d)

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason ~~without having been exercised~~ shall be available for subsequent Options under the Plan.  No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

(a)

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(i)

the number of Options to be granted;

(ii)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date except as otherwise provided under the Addendum; and

(iii)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

(a)

Options may be granted to Eligible Persons only.

(b)

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

(c)

Subject to the provisions of the Addendum, the option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the tenth anniversary of the Grant Date.

(d)

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in installments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated~~.~~.  Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board non-executive directors may be granted 100,000  fully vested Options upon initial election to the Board.  All subsequent Options granted to non-executive Directors of the Company are subject to vesting requirements as determined by the Board.

(e)

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

(f)

An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.

Option Agreement

(a)

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

(a)

Any Optionee whose employment or directorship with the Company is terminated due to retirement on or after such Optionee’s normal retirement date under the Company’s applicable retirement policy or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

(b)

Any Optionee whose employment or directorship with the Company is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

(c)

Any Optionee whose employment or directorship with the Company is terminated at any time in the six months following a change of control of the Company (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  For the purposes of this Subsection

8.3, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of a sufficient number of the voting rights attached to the outstanding voting securities of the Company at the time of such acquisition, to affect materially the control of the Company.

(d)

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the ~~optionee~~Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the ~~optionee~~Optionee by bequest or inheritance.

(e)

In the event an Optionee’s employment or directorship terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix.  In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

(f)

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

(g)

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

(h)

For the purposes of Section 8, termination in the case of officers is determined to be the last day of active employment with the Company or its Affiliate, as the case may be, regardless of any salary continuance or notice period to the Company.

9.

Exercise of Options

(a)

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

(a)

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.

(b)

If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

(c)

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

(d)

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.

(e)

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

(f)

If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise~~.~~ (including without limitation, vesting requirements).

(g)

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).  All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.

11.

Regulatory Approval

(a)

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(i)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(ii)

compliance with the requirements of the Exchange; and

(iii)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

(b)

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

~~(c)~~

~~If~~Notwithstanding any provisions contained in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without ~~the~~ requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

(a)

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

(b)

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.

13.

Effective Date, Amendment and Termination

(a)

The Plan is effective as of April 30, 2003. The Plan has been amended and restated as of April 28, 2005 and such amendments are effective as of April 28, 2005.

(b)

The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part. Without limiting the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining shareholder approval in the following circumstances:

(i)

to change the vesting provisions;

(ii)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(iii)

to amend the eligibility requirements of Eligible Persons which would have the potential of broadening or increasing insider participation;

(iv)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Shares from the reserved Shares;

(v)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(vi)

other amendments of a housekeeping nature.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number to a fixed maximum percentage) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum is not increased and the Plan permits reloading.

(c)

No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

~~13.4~~

~~The~~Except as set out below, the Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof.

The exercise price of any outstanding Option may not be reduced unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Option granted ~~to an insider~~ may not be reduced and the original Option Period may not be extended to the benefit of Insiders unless disinterested ~~shareholder~~Shareholder approval is obtained in accordance with ~~regulatory~~TSX requirements.

(d)

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

ADDENDUM

TO INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD CORPORATION

OFFICERS & DIRECTORS

1.

Application of Plan and Addendum

~~(a)~~

~~1.1~~ As determined from time to time by the Board, this Addendum shall apply to any grant of Options made on or before April 30, 2003 to any of the following persons:

Joseph Conway
Paul Curtis
Wayne Lenton
Hugh Morris
Dawn Moss
Earl Price
Paul N. Wright

~~(b)~~

~~1.2~~ The Plan shall apply to a grant of Options to which this Addendum applies except insofar as the Plan is inconsistent with this Addendum.  The Plan and this Addendum shall be read and construed as one document for the purposes of a grant of Options to which this Addendum applies.

~~2.~~

~~2.~~ Option Price and Option Period

~~(a)~~

~~2.1~~ Notwithstanding paragraph 5.1(b) and Subsection 6.3 of the Plan, the Option Price, Option Period and other terms applicable to Options granted to each person identified in Subsection 1.1 above shall be as set out below:

Name	Number of Options	Expiry Date(1)	Option Price	Vesting

Wayne Lenton	20,000	29-May-06	$0.51	fully vested
	20,000	06-Dec-06	$0.26	fully vested

Hugh Morris	30,000	29-May-06	$0.51	fully vested
	100,000	25-Feb-07	$0.70	fully vested
	~~2,750,000~~170,000

(1)

Options shall expire at 4:30 p.m., Vancouver time, on the Expiry Date of the Options.

~~3.~~

~~3.~~ Interpretation

~~(a)~~

~~3.1~~ Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan of the Company as amended and/or restated from time to time.

APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which ~~are~~is attached hereto, and confirms the following:

~~1.~~	Grant Date:
~~2.~~	Optionee:
~~3.~~	Optionee’s Position with the Company:
~~4.~~	Number of Options:
~~5.~~	Option Price ($ per Share):	$
~~6.~~	Expiry Date of Option Period:

~~7.~~

Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

~~8.~~

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

~~9.~~

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

~~10.~~

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Signature of Optionee		Authorized Signatory
Per:
Authorized Signatory

Document 6 – Contractual Obligations as at December 31, 2004

CONTRACTUAL OBLIGATIONS

DECEMBER 31, 2004

The following table summarizes contractual obligations as at December 31, 2004and payments due for each if the next five years and thereafter:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total
(US$000)

Operating leases	$279	$216	$171	$171	$175	$950	$1,962
Capital expenditures	18,320	-	-	-	-	-	18,320
Purchases obligations	8,082	6,607	6,607	6,209	-	-	27,505

Total	$26,681	$6,823	$6,778	$6,380	$175	$950	$47,787

EXHIBIT 99.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Paul N. Wright”

March 30, 2005

_____________________________

Paul N. Wright

Chief Executive Officer

EXHIBIT 99.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Earl W. Price, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Earl Price”

March 30, 2005

________________________________

Earl W. Price

Chief Financial Officer

EXHIBIT 99.3

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Paul N. Wright, certify that:

1.

I have reviewed this report on Form 40-F of Eldorado Gold Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2005	By:	“Paul Wright” ________________________ Paul N. Wright Chief Executive Officer

EXHIBIT 99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Earl W. Price, certify that:

1.

I have reviewed this report on Form 40-F of Eldorado Gold Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2005	By:	“Earl Price” ________________________ Earl W. Price Chief Financial Officer

EXHIBIT 99.5

CONSENT OF PRICEWATERHOUSECOOPERS LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Eldorado Gold Corporation of our report dated February 11, 2005 relating to the consolidated financial statements for the years ended December 31, 2004 and 2003, which appear in the Annual Report.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC, Canada

February 11, 2005

EXHIBIT 99.6

CONSENT OF SERGIO MARTINS PEREIRA, MSc.

DIRECTOR OF EXPLORATION & GEOLOGY

SAO BENTO MINERACAO S.A.

CONSENT OF

Sergio Martins,  MSc

Director of Exploration & Geology

Sao Bento Mineracao S.A.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2005 for the year ended December 31, 2004, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the Sao Bento Mine as at December 31, 2003 and December 31, 2004; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Sao Bento Mine and to the use of my name in this annual report as a named expert.

Dated as of the 30th  day of March, 2005

“Sergio Martins”

Sergio Martins

Director Exploration & Geology

Sao Bento Mineracao, S.A.

EXHIBIT 99.7

CONSENT OF NORMAN S. PITCHER, P.GEO

VICE PRESIDENT, EXPLORATION  & DEVELOPMENT

ELDORADO GOLD CORPORATION

CONSENT OF

Norman S. Pitcher, P. Geo

Vice President, Exploration & Development

Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2005 for the year ended December 31, 2004, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the Sao Bento Mine as at December 31, 2003 and December 31, 2004; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Sao Bento Mine and to the use of my name in this annual report as a named expert.

Dated as of the 30th  day of March, 2005

“Norman S. Pitcher”

Norman S. Pitcher, P. Geo

Vice President, Exploration & Development

Eldorado Gold Corporation

EXHIBIT 99.8

CONSENT OF GARY GIROUX, B.A. Sc. (GEO. ENG.)

CONSENT OF

MICON INTERNATIONAL LIMITED

Gary Giroux, P.Eng., MASc.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2005 for the year ended December 31, 2004, of the description of the reports which were prepared under my direct supervision:

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

Dated as of the 30th   day of March 2005

“G. H. Giroux”

G. H. Giroux

P.Eng., MASc.

EXHIBIT 99.9

CONSENT OF WATTS GRIFFIS MCOUAT

CONSENT OF

WATTS GRIFFIS AND McOUAT LIMITED

To the Board of Directors of Eldorado Gold Corporation

                I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2005 for the year ended December 31, 2004, of the description of the reports titled:

1.

“Addendum to a review of operations at Sao Bento Mineracao, Brazil for Eldorado Gold Corporation” dated April 27, 2000 and revised May 10, 2000;

2.

“Review of Operations at Sao Bento Mineracao, Brazil for Eldorado Corporation Ltd.”, dated May 13, 1996; and

3.

“Review of Ore Reserves and Metallurgical Operations at Sao Bento Mineracao , Brazil for Omar Muhtadi Inc.”, dated February 5, 1996 (the “Reports”);

the information that forms the summary of the Reports and the description of certain mineral reserve estimates and other information pertaining to the Sao Bento Mine and to the use of my name under this annual report as a named expert.

Dated as of the 30th   day of March, 2005

“Joe Hinzer, P. Geo.”

WATTS, GRIFFIS AND McOUAT LIMITED

EXHIBIT 99.10

CONSENT OF HATCH ASSOCIATES, VANCOUVER

CONSENT OF AUTHOR

To:

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2005 for the year ended December 31, 2004, of the description of the report titled the Kisladag Project Feasibility Study and dated March 2003 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Kisladag project and to the use of my name in this annual report as a named expert.

Dated as of this 30th day of March, 2005.

Callum Grant, P.Eng.

Project Manager

Hatch VancouverCallum Grant, P.Eng.

Project Manager

Hatch Vancouver

EXHIBIT 99.11

CONSENT OF CALLUM GRANT, HATCH & ASSOCIATES

INDEPENDENT CONSULTANT

CONSENT OF AUTHOR

To:

To the Board of Directors of Eldorado Gold Corporation

               I consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2005 for the year ended December 31, 2004, of the description of the report titled the Kisladag Optimization Study and dated July 2003 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the Kisladag project and to the use of my name in this annual report as a named expert.

Dated as of this 30th day of March 2005.

Callum Grant, P.Eng.

Project Manager

Hatch VancouverCallum Grant, P.Eng.

Project Manager

Hatch Vancouver