Form 40-F
period 2005-12-31
ELDORADO GOLD CORP                                      /FI
filed 2006-04-03
CIK 918608

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005        Commission File Number: 001-31522

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  The registrant had 302,577,378 common shares issued and outstanding at December 31, 2005.

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

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP.  Unless otherwise indicated, all dollar amounts in this report are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 30, 2005, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1656.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Company’s plans at its properties, plans related to its business and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

The Company’s ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, will be highly dependent on the price of gold, which has a history of wide fluctuation.

•

The Company is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk.  Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Company may have significant financial impact.

•

All of the Company’s operations are subject to environmental regulation which can make operations expensive or prohibit them altogether.

•

There may be challenges to the title of the Company’s properties which, if successful, could impair its development and/or operations.

•

The Company’s significant properties are located in Brazil, China and Turkey and subject to risks specific to those jurisdictions, including potential political or economic instability that may affect the Company’s ability to operate.  Currency fluctuations may also impact the Company’s profitability.

•

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future.  This would result in dilution to the Company’s shareholders.

•

The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

•

Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

•

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

•

The Company, where practical, maintains insurance against risks in the operations of its business.  Such insurance, however, contains exclusions and limitations on coverage.  There is no assurance that such insurance will continue to be available.

•

The Company has options to acquire interests in, or is party to joint ventures in respect of, certain of its properties.  None of these properties are core assets of the Company.  However, the Company may require additional financing to meet its obligations under these agreements and there is no guarantee that such funds will be available.

•

If the Company should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Registration Statement.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinion change.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 15 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2005 is filed as Document 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, including the report of the auditors with respect thereto, filed as Document 2 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 15 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Document 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and

Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 14(c) and Rule 15d – 14(c) under the Securities Exchange Act of 1934.  Based on that evaluation the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the Securities & Exchange Commission is recorded, processed, summarized and reported within the time periods required.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for the stewardship and overseeing the management of our business. Our Board carries out its mandate directly or through its committees described below. For further information on our corporate governance practices, see our Management Information Circular dated March 20, 2006 filed on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov under the Company’s name .

The Board has established three Committees of directors: the Compensation Committee, the Corporate Governance and Nominating Committee and the Audit Committee.

Compensation Committee

The Compensation Committee is currently composed of three independent directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. This Committee is also responsible for annually reviewing the adequacy of compensation for directors and others, and the composition of the compensation packages. Terms of Reference for the Compensation Committee describe the Committee’s responsibilities, powers and operations.  The Terms of Reference for the Compensation Committee were approved by the Board of Directors on February 2, 2006 and are available in the Management Information Circular dated March 20, 2006 or on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne Lenton, Chairman

Robert Gilmore

John Auston

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was established by the Board of Directors in 2005.  The Terms of Reference for the Corporate Governance and Nominating Committee were approved by the Board of Directors on February 2, 2006 and are available in the Management Information Circular dated March 20, 2006 or on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Corporate Governance and Nominating Committee is composed of the following directors:

Ross Cory, Chairman

Hugh Morris

John Auston

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is currently composed of four independent directors. The Audit Committee is responsible for overseeing financial reporting, internal controls and public disclosure documents, as well as recommending the appointment of our external auditors, reviewing the annual audit plan and auditor compensation, approving non-audit services provided by the external auditor, reviewing hiring policies regarding former staff and auditors and evaluating our risk management procedures/systems.

The Audit Committee has adopted a Terms of Reference that reflects these and other responsibilities.  The Audit Committee has adopted, as part of its Terms of Reference, policies that requires its pre-approval of audit, audit-related, tax and non-audit services to be provided by Eldorado’s auditors.  The Terms of Reference for the Audit Committee were approved by the Board of Directors on February 2, 2006 and are available in the Management Information Circular dated March 20, 2006 or on our website www.eldoradogold.com or by contacting our Corporate Secretary.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert Gilmore, Chairman

Hugh Morris

Ross Cory

Donald Shumka

Each member of the Committee is independent and financially literate.  For particulars on the experience and education of the members of our Audit Committee that is relevant to the performance of his responsibilities as an audit committee member, please refer to the “Directors and Officers” section within this AIF and pages 5 and 6 of our Information Circular dated March 20, 2006.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Robert Gilmore, a member of the Audit Committee, qualifies as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934) and is independent as defined by the American Stock Exchange Corporate Governance Rules.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The aggregate fees billed for professional services rendered by our auditors, PricewaterhouseCoopers LLP, to us for the years ended December 31, 2005 and 2004 are as follows:

	Years ended December 31
	2004 Cdn$	2005 Cdn$
Audit:	192,000	121,000
Audit Related:	81,000	33,000
Tax:	224,000	321,000
All Other Fees:	--	--
Total	497,000	475,000

In 2005, our Audit Committee determined that non-audit services would no longer be performed by the Company’s external auditors and that management was instructed to establish agreements with other service providers for such non-audit services.

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company’s auditor, for the fiscal year ended December 31, 2005, have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACATIONS

Information regarding off-balance sheet transactions is included in Management’s Discussion and Analysis of the Company, which is filed as Document 3 and incorporated by reference in this report on Form 40-F.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees, which is posted on the Company’s website.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.eldoradogold.com.

CONTRACTUAL OBLIGATIONS

Information regarding contractual obligations of the Company is included in Note 7 to the Management’s Discussion and Analysis of the Company, which is filed as Document 3 and incorporated by reference in this report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2005 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief under from AMEX corporate governance requires on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com.  Information contained on our website is not part of this annual report.

UNDERTAKING

Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on October 31, 2002 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Company for the year ended December 31, 2005
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences
Consolidated Balance Sheets as of December 31, 2005 and 2004;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003;
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;
Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).
3.	Management Discussion and Analysis of Financial Conditions and Results of Operations
4.	Management Information Circular dated March 20, 2006
EXHIBITS
99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.3	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Consent of PricewaterhouseCoopers LLP
99.6	Consent of Sergio Martins, M.Sc.
99.7	Consent of Gary Giroux, B.A. Sc. (Geo. Eng.)
99.8	Consent of Watts Griffs & McOuat

99.9	Consent of Norm Pitcher, P.Eng.
99.10	Consent of John Edward Hearne, B.Sc (Min) Maus1MM
99.11	Consent of Harry Warries, M.Sc.
99.12	Consent of Stephen Juras, P.Geo.
99.13	Consent of Micon International
99.14*	Consent of Hatch & Associates
99.15	Consent of RSG Global

*

The Registrant is in the process of obtaining this consent and intends to file the consent on Form 6-K, which will be incorporated by reference into this annual report.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By: “Paul N. Wright”

Name:

Paul N. Wright

Title:

President and Chief Executive Officer

Date: March 23, 2006

Document 1 - Annual Information Form of the Company for the year ended December 31, 2005

ELDORADO GOLD CORPORATION

Suite 1188 - 550 Burrard Street

Vancouver, British Columbia  V6C 2B5

Telephone: (604) 687-4018

Facsimile: (604) 687-4026

Website Address: www.eldoradogold.com

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

March 23, 2006

PRELIMINARY NOTES

4

CORPORATE STRUCTURE

5

BUSINESS OF THE COMPANY

6

DESCRIPTION OF THE BUSINESS

7

SUMMARY REVIEW

7

Production and Operation

7

Reserves and Resources

8

REGIONAL REVIEW

13

Turkey

13

Kisladag

13

Efemçukuru

18

Exploration

19

Environment

20

Associated Projects

21

Acquisition and Dispositions

21

China

22

Acquisition of Afcan Mining Corporation

29

TJS

30

Exploration

37

Associated Projects

38

Brazil

39

São Bento

39

Exploration

42

Environment

43

Associated Projects

43

FINANCE

44

GOLD MARKET AND PRICE

45

FOREIGN CURRENCY EXPOSURE

45

GOLD REFINING, SALES AND HEDGING ACTIVITIES

45

EMPLOYEE RELATIONS AND PERSONNEL

46

COMPETITION

46

RISK FACTORS

47

CAPITAL STRUCTURE

58

MARKET FOR SECURITIES

59

DIVIDEND POLICY

59

DIRECTORS AND OFFICERS

59

(continued)

CORPORATE GOVERNANCE AND BOARD COMMITTEES

61

LEGAL PROCEEDINGS

63

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

63

TRANSFER AGENTS & REGISTRARS

63

MATERIAL CONTRACTS

64

INTEREST OF EXPERTS

64

ADDITIONAL INFORMATION

64

GLOSSARY AND METRIC EQUIVALENTS

65

PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

Eldorado Gold Corporation (unless the context otherwise requires references to "Eldorado", the "Company", "us", "we" or "our" include Eldorado Gold Corporation and each of its subsidiaries) prepares and files its Annual Information Form ("AIF"), consolidated financial statements and Management Discussion & Analysis ("MD&A") in United States ("US") dollars and in accordance with

Canadian generally accepted accounting principles ("GAAP") and reconciled to US GAAP. Unless otherwise indicated, all dollar amounts in this AIF are expressed in US dollars.  Our consolidated financial statements and MD&A are included with our Management Proxy Circular and 2005 Financial Review and filed with Canadian and United States ("U.S.") regulatory authorities. These documents are available at www.sedar.com under the Company's name. A copy of the Management Proxy Circular dated March 20, 2006 and 2005 Financial Review are available upon request.

Date of Information

All information in this AIF is as of March 23, 2006, unless otherwise indicated.

Forward-Looking Statements

Some of the statements in this document may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of the Securities Act (Ontario), which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. If one or more of these risks and uncertainties materializes, or if underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. We do not update forward-looking statements to reflect changing conditions, and we refer you to the full discussion of our business contained in our reports filed with securities regulatory authorities.

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ELDORADO GOLD CORPORATION

CORPORATE STRUCTURE

We were incorporated by Memorandum of Association on April 2, 1992 under the Companies Act (Bermuda) under the name "Eldorado Corporation Ltd." On April 23, 1996, Eldorado was continued under the Company Act (British Columbia) and changed its name to "Eldorado Gold Corporation". On June 28, 1996, Eldorado was continued under the Canada Business Corporations Act. On November 19, 1996, pursuant to a plan of arrangement, Eldorado and HRC Development Corporation were amalgamated under the laws of Canada under the name "Eldorado Gold Corporation".

Our head and principal office is located at Suite 1188 - 550 Burrard Street, Vancouver BC, Canada, V6C 2B5. The Company, through its subsidiaries, also maintains offices in:

Ankara, Turkey

Uşak, Turkey

Izmir, Turkey

Beijing, China

Xining, China

Haixi District, China

Santa Barbara, Brazil

Belo Horizonte, Brazil

Our registered and records office and address for service is care of our solicitors, Fasken Martineau DuMoulin LLP, Suite 2100 - 1075 West Georgia Street, Vancouver BC, Canada, V6E 3G2.

Our mining operation, the São Bento mine ("São Bento") and its late stage development projects, the Kisladag project ("Kisladag") and the Tanjianshan project ("TJS") are each managed by a general manager as decentralized business units. We centrally manage exploration and acquisition strategies, corporate financing, global tax planning and metal and currency risk management programs at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the Board of Directors.

Our material assets are owned through nine subsidiaries, as shown on the organizational chart below.

Eldorado Gold Corporation (Canada) Certificate of Arrangement Nov. 19, 1996
100%
100%
100%
São Bento Holdings Ltd. (Bermuda) Nov. 9, 1999
SG Resources B.V. (Netherlands) Nov. 9, 1989
Afcan Mining Corporation (Quebec) Aug. 21, 1984
100%
100%
100%
São Bento Gold Company Limited (BVI) Nov. 7, 1988
Tüprag Metal Madencilik Sanayi ve Ticaret Limited Sirketi (Turkey) Aug. 1, 1986
Afcan Barbados Limited (Barbados) June 5, 2002
99%
99%
100%
São Bento Mineração S.A. (Brazil) July 17, 1976
Efemçukuru Project
Kisladag Project
TJS Limited (Barbados) Jan. 16, 2004
100%
85%
São Bento Mine
Qinghai Dachaidan Mining Limited (China) July 1, 2000
100%
TJS Project

Notes:

1.    Shares in the company are 100% beneficially owned by Eldorado or a wholly-owned subsidiary.  1% of the shares of the company may be held by a nominee sharelholder.

2.    In accordance with the laws of Brazil, 51% of property in Brazil is required to be held by a Brazilian national.  Sergio Martins, our Sr. Geologist in Brazil, holds 51% of our Brazilian property, which holdings are subject to a trust agreement.

BUSINESS OF THE COMPANY

We are engaged in the production of, development of and exploration for gold.  We are also engaged in the acquisition of gold properties. Our business is presently focused in Brazil, Turkey and China.

We are engaged in the production of gold through the mining and processing of ore.  We have one mine in production, 100% owned São Bento located near Santa Barbara, Brazil. Our key development properties, which we are currently focused on, are Kisladag located near Uşak, Turkey and TJS located in Qinghai Province, China.

Our growth strategy is to actively pursue future opportunities by way of discovery of new projects by grass-roots exploration and the acquisition of advanced exploration, development or low cost production assets, preferably with sound management and potential for increased resources.  At any given time, discussions and activities with respect to such possible opportunities can be in process on such initiatives, each at different stages of due diligence.  We are currently engaged in discussions with respect to such possible opportunities but have no binding agreements or commitments to enter into any such transactions and there is no assurance that any potential transactions will be successfully completed.

DESCRIPTION OF THE BUSINESS

SUMMARY REVIEW

Production and Operation

The following table summarizes São Bento's production and operating information from 1998 through 2005:

Year	Ore Tonnes	Grade (g/t) (1)	Recovery (%)	Production (ozs.)	Operating Cash Costs (2)	Total Production Costs (2)
					$	$
2005	310,703	7.67	89	64,298	407	564
2004	366,729	8.40	89	82,024	294	358
2003	374,130	9.13	92	95,049	234	364
2002 2001 2000 1999 1998	381,295 417,609 525,893 540,014 467,215	9.47 9.13 7.95 8.18 7.60	93 91 93 92 93	103,533 102,841 112,950 126,581 108,572	184 216 195 184 250	282 306 270 251 324

(1)

Grams of gold per metric tonne.

 (2)

Calculated in accordance with the Gold Institute Production Cost Standard, under which total production costs are made up of total cash costs (operating cash costs plus royalties) plus depreciation, depletion and reclamation provisions.

Projected 2006 Production
Mine	Ounces	Cash Cost
Kisladag	120,000	$215
TJS	40,000	$320
Total (TJS & Kisladag)	160,000	$241
São Bento	71,350	$405
Grand Total	231,350	$292

We expect our cash costs in 2007 to decrease significantly as higher cost of production from São Bento is replaced by lower cost of production at Kisladag Phase II, and we realize the benefit of a full year of production at TJS with a lower strip ratio than in 2006.

Reserves and Resources

Reserves

Eldorado has estimated proven and provable mineral reserves for São Bento, Kisladag, Efemçukuru, and TJS. Except for Efemçukuru, all reserves are calculated in accordance with NI 43-101. The estimates for São Bento and TJS are as of December 31, 2005 and were based on a gold price of $450. The December 31, 2004 estimate for Kisladag was not updated at the end of 2005 since there was no processing of ore during 2005 and the pit economics are not particularly sensitive to gold price.  The Kisladag estimate was calculated using a gold price of $350. Our estimate of reserves for Efemçukuru was calculated as of December 31, 2000 using a gold price of $325.

The cut-off grades for the deposits are based on assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital cost projections that are based on historical production figures. Estimated reserves and resources may have to be recalculated based on actual production or exploration results. Changes in the price of gold, increased production costs or changes in the recovery rate may make it unprofitable to develop the proven and probable reserves at a particular property or for a specific mine.

The cut-off grades used in the reserve estimations are:

Cutoff Grades	(Au g/t)

Kisladag
Oxide	0.35
Sulfide	0.5

São Bento	4.5

TJS	1.5

Efemçukuru	6.0

Proven and Probable Reserves

Property		Tonnes (000)	Grade g/t Au	Contained Ounces (000)

São Bento	Proven	235	9.25	70
	Probable	103	7.60	25
	Total	338	8.75	95

Kisladag	Proven	54,008	1.25	2,170
	Probable	81,012	1.11	2,891
	Total	135,020	1.16	5,062

Efemçukuru(1)	Proven
	Probable	1,856	13.14	784
	Total	1,856	13.14	784

TJS	Proven	2,125	3.36	230
	Probable	6,331	4.35	885
	Total	8,456	4.10	1,115

Total	Proven	56,368	1.36	2,470
	Probable	89,302	1.60	4,586
	Total	145,670	1.51	7,056

(1) Reserve estimates for Efemçukuru were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.

Reconciliation of Reserves

Mine	Reserves December 31, 2004 (000 oz.)	Recovered in 2005 (000 oz.)	Other Increase (Decrease) in Reserves 2005 (000 oz.)	Reserves December 31, 2005 (000 oz.)
São Bento	307	64	138	95

The following table reconciles Eldorado's mineral reserves after taking into account gold production for 2005:

Resources (1)

The following table presents the measured, indicated and inferred mineral resources for São Bento, Kisladag, Efemçukuru, TJS and some of our exploration projects for a specific date and based on specific gold prices and cut-off grades. Except as noted, all resources are calculated in accordance with NI 43-101. These resource estimates include the estimated reserves outlined above.

Property	Resources	Tonnes (000)	Grade g/t Au	Contained Ounces (000)

São Bento	Measured	284	12.12	111
	Indicated	84	10.16	27
	M+I	368	11.73	138
	Inferred	0	0.00	0

Kisladag	Measured	59,081	1.23	2,336
	Indicated	155,723	0.97	4,856
	M+I	214,804	1.04	7,193
	Inferred	45,500	0.75	1,097

Efemçukuru	Measured	665	15.11	323
	Indicated	1,172	13.94	525
	M+I	1,837	14.36	848
	Inferred	522	12.07	203

TJS (3)	Measured	2,541	3.05	249
	Indicated	9,325	3.66	1,097
	M+I	11,866	3.53	1,346
	Inferred	1,723	4.32	239

Piaba (2)	Measured
	Indicated	6,273	1.27	256
	M+I	6,273	1.27	256
	Inferred	4,322	1.27	178

Total	Measured	62,571	1.50	3,019
	Indicated	172,577	1.22	6,762
	M+I	235,148	1.29	9,782
	Inferred	52,067	1.03	1,717

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)

Piaba resources in the above table represent Eldorado's 50% interest.

(3)

TJS resources and reserves represent 100% of the project of which we control 85%.

(4)

Mineral resources do not include mineral reserves.

The effective dates, cut-off gold grades (Au g/t) and specific gold prices for the resource estimates are:

Sao Bento	Dec 31 2005	6.4	375.00
Kisladag	Dec 31 2004	0.4	350.00
Efemcukuru	Feb 16 1999	6.0	325.00
TJS	Dec 22 2005	1.0	400.00

(1)  Resource estimate for Piaba was made prior to NI43-101 came into force and have not be revised in accordance with NI 43-101.

The following are the "qualified persons" (as defined in NI 43-101) who verified the technical data disclosed in this AIF relating to the reserve and resource estimates at São Bento, Kisladag, Efemçukuru and TJS.

São Bento, Brazil

Name:	Sergio Martins	Company:	São Bento Mineraçao SA
Position:	Geology Manager	Relationship:	Employee of our subsidiary
Qualification:	M.Sc. (Geo. & Mineral Resources) Member of the Assoc. of P. Geologists of Brazil, Society of Economic Geologists of US

Name:	Norm Pitcher	Company:	Eldorado Gold Corporation
Position:	Chief Operating Officer	Relationship:	Senior Officer of the Company
Qualification:	P. Geo. Association of Professional Engineers and Geoscientists of British Columbia.

Kisladag, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	P. Eng. Association of Professional Engineers and Geoscientists of British Columbia

Name:	Callum Grant	Company:	Formerly with Hatch Ltd.
Position:	Associate	Relationship:	Independent Consultant
Qualification:	B.Eng. Association of Professional Engineers and Geoscientists of British Columbia

TJS, China

Name:	Stephen Juras	Company:	Eldorado Gold Corporation
Position:	Manager, Geology	Relationship:	Employee of the Company
Qualification:	P. Geo. Association of Professional Engineers and Geoscientists of British Columbia

Efemçukuru, Turkey

Name:	Gary Giroux	Company:	Micon International Limited
Position:	Associate	Relationship:	Independent Consultant
Qualification:	P. Eng. Association of Professional Engineers and Geoscientists of British Columbia

REGIONAL REVIEW

Turkey

Turkey

- Kisladag
- Efemçukuru
- AS Project
- Pontides
- Biga Peninsula

Istanbul
Biga Peninsula
AS Project
Ankara
Pontides
Izmir
TURKEY
Efemçukuru
Kisladag

8

Although gold mining in Turkey predates Roman times, production of gold in modern times began in 2001 with the start-up of the Ovacik mining operation in Izmir province. Turkey has considerable potential for gold exploration and production. A substantial mining industry supported by well-developed infrastructure exists throughout the country. Mineral production is dominated by industrial and base metal sectors, operated by both domestic and foreign mining companies.

Kisladag

Kisladag in Uşak Province, Turkey is our key development project and will begin producing gold in 2006.

Property Description

The Kisladag land position consists of one pre-operating licence (number IR 7302), having a total area of 15,717 hectares. Mineral licences are granted indefinitely, assuming licence fees are paid in a timely manner.

Ownership Interest

We own a 100% interest in Kisladag through our wholly owned Turkish subsidiary Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi ("Tüprag").

Location, Climate and Access

Kisladag is located in western Turkey in Uşak Province, 35 kilometers southwest of the city of Uşak and 180 kilometers from the Aegean port city of Izmir. The project sits on the western edge of the Anatolian

Plateau, in gentle rolling topography, at an elevation of approximately 1,000 meters. The climate is arid with hot summers and cold winters. Annual rainfall is around 425 millimeters, occurring mainly from November to March. Economic activity in the area consists of a mixture of subsistence farming and grazing. All-season access to Kisladag is provided by paved highways and roads.

Acquisition

Kisladag was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets.

Geology and Mineralization

Kisladag is located in one of several mid- to late-Tertiary volcanic complexes in western Turkey, related to subduction along the Hellenic Trench southwest of Turkey. In the Kisladag region, the volcanoes erupted onto a basement of schist at the northeast margin of the Menderes Massif.

Gold mineralization at Kisladag is hosted by a number of latitic intrusive bodies. Our exploration has outlined two alteration zones. The Gökgöz Tepe alteration zone covers approximately 12 square kilometers. At Gökgöz, a coarsely porphyritic latite is host to the bulk of the gold mineralization and has undergone extensive and intensive hydrothermal alteration. An early potassic phase of alteration has been recognized, which is overprinted by later quartz-tourmaline and advanced argillic alteration. Gold mineralization forms an annular zone around a later weakly mineralized stock of similar composition. Gold is associated with multiple phases of tourmaline-pyrite, pyrite and quartz-pyrite veining and brecciation and is accompanied by small amounts of base metals, principally zinc and molybdenum. Oxidation in the deposit is shallow over the barren intrusive but extends to depths of 40 to 50 meters to the west and east. Limonite is the most abundant oxide mineral, usually occurring along fractures in thin colloform layers and in disseminated patches around weathered pyrite.

The Sayacik alteration zone is located six kilometers southwest of Gökgöz Tepe and covers approximately six square kilometers. Moderate to strong silicification occurs for approximately 1.5 kilometers in andesitic tuffs. Quartz barite veinlets cutting the tuff contain up to 100 parts per million silver in grab samples.

Data Verification

The original data used to prepare the Kisladag resource and reserves statements has been reviewed by Micon International ("Micon"). Micon has carried out two site visits to review our QA/QC procedures during drilling, sampling and sample preparation. Micon's opinions are based on information in technical reports prepared by Kilborn Engineering Pacific Limited ("Kilborn") or us.

Previous Exploration

Since 1996, our exploration activities at Kisladag have focused primarily on the zone known locally as Gökgöz Tepe, using stream sediment sampling, geochemical soil sampling and an IP geophysical survey. On the basis of this work, we identified a gold anomaly along the north slope of Gökgöz Tepe extending approximately 1,200 meters on strike by 600 meters wide. This work was followed in 1997 by 2,745 meters of trench sampling and 1,541 meters of percussion drilling.

In 1998, a six hole HQ diamond drilling program (1,059 m) probing the main anomaly target followed the gold mineralization to depths of greater than 250 meters and effectively confirmed the potential for a low grade bulk tonnage gold deposit, and in 1999 an additional 5,212 meters of HQ core drilling and 1,600 meters of trenching extended the strike length and depth of the deposit. Based on the trenching, percussion drilling and core drilling data available to that date, Micon and Eldorado identified a Measured and Indicated Resource of 42.8 million tonnes of 1.49 g/t, plus an Inferred Resource of 31.1 million tonnes at 1.35 g/t (all based on a 0.8 g/t cut-off grade).

In 2000, an RC drill program totalling 7,605 meters (and 577 m of diamond drilling "DDH") led to a revised resource estimate and a significant increase in the deposit's contained metal content. That year, Micon reported a Measured and Indicated Resource of 125.97 million tonnes for the deposit at an average grade of 1.20 g/t gold, that is 4.85 million ounces of contained gold in oxides and primary ore (using a cut-off grade of 0.4g/t Au).

In 2002, a combined total of 10,700 meters of RC and DDH drilling was completed.

The metallurgical testwork we initiated during 1999 and 2000 indicated that the ore would be amenable to heap leaching, and in 1999, we were granted a Site Selection Permit by the Turkish authorities for a gold mining operation at Kisladag. Early receipt of this permit was made possible by the high level of support the project has received from within the Uşak province as well as at the central government level.

Based on this concept of recovering gold, in 2001 we commissioned a Prefeasibility Study by Kilborn. This study considered an operation to treat 3.4 million tonnes per year of material based on an owner-operated mining fleet and a three-stage crushing circuit generating a final crush size of 100% minus 8 mm. The objective of this approach was to minimize capital expenditures in the early years and allow for expansion to develop the total resource at a later date. Initial capital cost was estimated to be $47.4 million with a cash operating cost estimated at $154 per ounce and an average annual gold production of 103,600 troy ounces.

Subsequent to issuing the Prefeasibility Study, we asked Kilborn to review the project conditions in light of the devaluation of the Turkish currency and to incorporate the option of contracting the mining operation and utilising used crushing equipment. In December 2001, an Addendum to the Prefeasibility Study presented a revised initial capital cost estimate of $29.6 million and a cash operating cost estimate of $149 per ounce.

Our procedures for sample collection, sample preparation and security of samples have been audited by Micon. Sample assaying is carried out by ALS Chemex in Vancouver, BC, Canada. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for providing assay and geochemical analytical services. A routine of check assay duplicates and standards has been followed for all assay work completed.

For a detailed discussion of exploration activities conducted at Kisladag, including sampling and analysis, see the Kisladag Reports listed on page 18 of this AIF that are available at www.sedar.com.

Development Activities

Since we discovered Kisladag in 1997, it has advanced through various stages of exploration to final feasibility stage. The following is a record of the developments for the past three years and related technical reports.

We completed a Scoping Study on the property in 2000, a Prefeasibility Study in May 2001, an Addendum Report to the Prefeasibility Study in November 2001, an Updated Reserve Report in May 2002, a Feasibility Study in March 2003 and a Feasibility Cost Update in May 2004.

In 2003, Kisladag received two significant permits from the Turkish Government: the Environmental Positive Certificate and the Establishment Permit. The acceptance of the Environmental Impact Assessment Report ("EIA") and the issuance of the Environmental Positive Certificate was a major achievement in the permitting process. Receiving the Establishment Permit provides approval for water use and effluent discharge plans, and it also defines the health protection zone and medical treatment facilities for Kisladag.

In March 2003, a Feasibility Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101. This was followed by an Optimization Study in July 2003 and an additional 7,057 meters of drilling in 2003, which culminated in a further increase in the mineral resource as reported in September 2003.

On April 1, 2003, we announced the results of a Feasibility Study prepared by Hatch Ltd. (formerly Associates Ltd.) of Vancouver ("Hatch"), which reported subject to the qualifications, assumptions and exclusions set out in the Feasibility Study, 4,532,000 ounces of proven and probable reserves. By year-end, additional drilling efforts increased reserves by 17% to proven and probable reserves of 5,310,900 ounces.

On July 29, 2003, we announced the results of the Optimization Study for Kisladag, demonstrating the opportunities to both improve the financial performance of the Kisladag project and accelerate the expansion of Kisladag to full production levels.

In April 2004, we acquired all the necessary public and private land, updated the Feasibility Study to reflect 2004 projected costs, completed the permitting process and obtained all approvals from the Turkish authorities for constructing Kisladag. In the fourth quarter of 2004, we began installing site services and completing two process water wells. In December 2004, we began earthwork excavation for constructing the first phase of the leach pad.

In May 2004, we completed a Feasibility Cost Update to the Feasibility Study of March 2003. The Cost Update included an updated review of the elements contributing to the operating and capital cost structure of Kisladag, and specifically included the addition of the Value Added Tax ("VAT") in Turkey to the costs of goods and services used in constructing and operating the project. The Cost Update also took into account the increased costs of construction and operating materials, such as concrete, steel and fuel.

In July 2004, the Government of Turkey passed two major pieces of legislation. The Turkish VAT Law was amended to exempt the gold mining industry from paying VAT on their activities, including exploration, construction, purchase of equipment, mine operation, smelting and refining. The amendment positively impacted Kisladag, with the initial capital investment decreasing by $10.7 million and cash operating costs decreasing by $23 per ounce to $165 per ounce. In addition, the Mining Law consolidated the activity of all sectors of the industry, including hard rock, soft rock and industrial minerals mining, as well as quarrying and aggregate industries. The amendments included the following: access to lands previously restricted from mining activities is now possible through a general regulation of the Council of Ministers; fund fees of 5% on capital installations on certain forest lease lands no longer apply; Expropriation Law No. 2942, which governs the procedure to acquire land critical to fulfillment of investment, now applies to mining activities; finally, a royalty on ore processed off-site must be paid to the State for mining activities amounting to 2% of the sales value of the ore mined and a royalty on ore processed onsite is reduced to 1%.

In September 2004, we received the final permit for Kisladag, and began site activities. The initial capital cost for construction is estimated to be $83.4 million. Life of mine (14 years) cash operating cost is estimated to be $165 per ounce, based on $4.12 per tonne of ore processed.

Construction

Construction of Kisladag will be completed in two major phases. The first phase will include the bulk of the infrastructure, equipment and earthworks required to process both oxide and primary ore during the first year of operation. The second phase, to be completed in Q4 2006, will entail expanding the crushing circuit to increase production throughput to the final design capacity of 10 million tonnes annually. There will also be minor subsequent construction phases associated with expanding the heap leach pad and closing the project.

During 2005, we began constructing the crushing, screening and gold recovery circuits.  Preproduction mining using a mine contractor also got underway.  Mechanical completion of the process and ancillary facilities should be complete by the first quarter of 2006, with commissioning and start-up to follow. As at December 31, 2005 construction at Kisladag was 88% complete.  Revisions to the capital budget estimates at Kisladag were reported in the second quarter of 2005 and remain on target, with a forecasted estimate of $83.40 million.  We have revised the production schedule to take into account the new starting date and are currently projecting production of 120,000 ounces of gold in 2006, increasing to 240,000 ounces in 2007 with the completion of Phase II of the plant construction.  Cash costs are estimated to be $215 in 2006.

Projected Production

A mine production rate of 5 million tonnes per year ("mtpa") of ore has been set for the first year of the mine's life. The average daily production rate is expected to be 16,100 tonnes per day ("tpd") in ore and 13,000 tpd in waste during this initial year. Annual ore production is expected to increase to 10 mtpa the following year, remaining at that level until the end of mine life. The highest daily production rate is expected to occur in Year 7, with a total movement of 79,000 tpd (ore plus waste). Total quantities of ore and waste will be 135 million tonnes and 108 million tonnes (respectively) over the mine life. The overall strip ratio will be 0.8. A mining contractor will initially be employed for waste movement and ore mining. In Year 3 of operations, we expect to begin phasing in our own mining fleet (at an estimated cost of $47 million) and mine workforce for completing the project.

Extensive metallurgical bench scale studies and column leach tests have identified that Kisladag ore is amenable to heap leaching technology. A gold recovery of 81% is projected for the oxide ore. The primary ore has a higher sulphide content and gold recovery is projected to be 60%. The ore will require a crush size of 80% passing 6.3 mm and a leach period of 90 days.

The Kisladag ore will be processed in a standard heap leach facility containing a three-stage crushing circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore and a carbon adsorption facility (ADR plant) for recovering the gold. The carbon will be treated on-site in a refinery and the final mine product will be gold doré bar. The average gold production in the first year of operation is expected to be 144,000 ounces, increasing to 240,000 ounces per year for the balance of mine life.

Personnel

The project will employ 356 people at maximum production, with the majority of workers drawn from the local region. Infrastructure to support the mine includes an access road, a water well field with a 13- kilometer water pipeline and a 30-kilometer power transmission line. Supplies and services are accessed from the city of Uşak, 35 kilometers to the north.

Permitting

We received the Site Selection Permit for Kisladag from the Provincial Governors Office in 1999, confirming that there are no development conflicts in the proposed project area. In June 2003, we received the Environmental Positive Certificate from the Ministry of Environment ("MOE") following a successful review of the EIA. The permit contains agreed protocols between us and the Ministry for mitigation methods, monitoring standards, closure procedures and financial guarantees.

In September 2003, the Turkish Ministry of Health changed regulations relating to the permitting of industrial activities, which significantly reduced and simplified the remaining permitting requirements for the Kisladag project and will benefit subsequent mine permitting in Turkey. The changes incorporate permission for water use, electrical use, sanitation and certain other design features affecting public health issues into the Establishment Permit issued by the Ministry of Health. Zoning approval is then required from the Ministry of Public Works, a process clarification of intended land use with related government agencies. Intended legal access to the lands in question is required at this stage. Submission and approval of construction level drawings is required for permission to begin construction of facilities.

An Operating Permit - the final stage of the permitting process - is issued once operations have begun and the Company has complied with all received approvals and permits.

Litigation

Litigation by certain third parties continues against Tüprag and the Turkish MOE seeking to cancel the Positive Certificate for Kisladag on the basis of an alleged threat to the environment.  We are confident in both the methodology of the EIA Report and Tüprag's compliance with all procedural steps taken in obtaining the Positive Certificate.  We continue to believe that we will successfully defend this litigation.  The litigation has not impacted the ongoing construction of Kisladag.  If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag.

Kisladag Reports

Kisladag is the subject of the following independent reports (the "Kisladag Reports"): "Estimation of Resources, Kisladag Project, Turkey" (October 1999), "Addendum to October 1999 Report titled Estimation of Resources, Kisladag Project" (May 15, 2000) and "Update of Resources, Kisladag Project, Uşak, Turkey" (October 2000 and amended November 2000 and January 2001), all prepared by Micon International; "Kisladag Gold Project Pre-Feasibility Study" (May 2001) and "Kisladag Gold Project Pre-Feasibility Study Addendum" (December 2001), prepared by Kilborn Engineering Pacific; "Updated Reserve Report for the Kisladag Gold Project Western Turkey" (April 18, 2002 and revised May 9, 2002), prepared by Micon International; and a Feasibility Study (March 2003), the "Kisladag Optimization Study" (July 2003) and the "Feasibility Cost Update" (May 2004), all prepared by Hatch. The Kisladag Reports are available at www.sedar.com under our name, and they should be reviewed to put the preceding discussion in context.

Efemçukuru

Efemçukuru is located in Izmir province, and is our secondary development project in Turkey.

Ownership Interest

We own a 100% interest in Efemçukuru through our subsidiaries. Efemçukuru consists of two pre-operation licences covering 3,072 hectares.

Location and Access

Efemçukuru is located in Izmir Province near the coast of western Turkey, approximately 20 kilometers from the provincial capital of Izmir. The nearest settlement, the village of Efemçukuru (population 500), is located two kilometers to the south. The project is located in hilly terrain at an elevation of 520 to 760 meters. Access to Efemçukuru is provided by various paved and unpaved roads connecting the village with other local population centres.

Geology and Mineralization

Gold mineralization is hosted by the 1,800 meter Kestane Beleni Vein, which contains the present resource, and the less explored Kokarpinar Vein, which is 2,500 meters in length. Both strike southeasterly (160°E), dip 60°E to 70°E northeast and postdate the emplacement of rhyolitic dikes, although the veins may follow dike-occupied fracture zones for short distances.

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

Previous Exploration

The target identified at Efemçukuru is a high-grade vein-hosted gold system. In 1997, we completed a drilling program along the north, middle and south ore shoots. A total of 4,092 meters of diamond drilling further delineated the initial identified resource of 660,000 ounces, which increased the resource to 1.1 million ounces contained in 2.52 million tonnes, at an average grade of 13.71 grams per tonne. The drill hole pattern was reduced to approximately 50 by 35 meters and additional diamond drilling was carried out for hydrogeological testing in the vein structure as well as the hanging wall and footwall rocks. Assay data from this program was incorporated into the database for the deposit.

In 1998, Micon evaluated the geological model and confirmed a measured and indicated resource of 1.87 million tonnes at 14.26 g/t, with an inferred resource of 660,000 tonnes at 11.99 g/t. Reserves of 784,000 ounces were established during an internal Prefeasibility Study completed in 1999. As these resource estimates were made according to Australasian classification before NI 43-101 came into effect, they may vary materially from estimates made in accordance with NI 43-101. The estimates are provided in connection with the discussions of previous exploration.

Development Activities

In 2004, we continued our preparation of the EIA, which we submitted to the MOE in 2005.  We received the Positive Certificate in 3Q of 2005 signalling the successful completion of the first stage of permitting for Efemçukuru.

In 2006, we are proceeding with the permitting process and land acquisition.  A Feasibility Study is expected to be completed by the end of the third quarter of 2006.  Our development schedule for Efemçukuru anticipates that construction will begin in 2007 and the mine will begin producing gold in 2008.

Litigation

In 2004, litigation was filed by certain third parties against the MOE and Tüprag seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area.  During the course of this litigation a lower court issued an injunction, and while in effect the injunction prevented the commencement of mining activities at Efemçukuru.  The injunction was overturned in 2005 by a higher court and the mining license has been re-issued.  We continue to proceed with our 2006 work plan.

Exploration

In 2005, we continued to carry out exploration work through Tüprag in the Biga Peninsula in western Turkey and the Western Pontide belt, and in the west-central Anatolian Plateau around Kisladag. Primary targets remain low sulphidation, epithermal high-grade vein systems as well as disseminated, high sulphidation precious metals systems. The total 2006 exploration budget for Turkey is $6.3 million.

AS Project

Our 50/50 Joint Venture, the AS Project, consists of 27 licences covering a total of 58,642 hectares. This property, discovered during a reconnaissance program in 2001 and 2002, includes a porphyry-style gold-molybdenum-copper deposit that has alteration styles similar to those at Kisladag. In 2004, we completed the permitting and construction of six kilometers of roads through the center of the anomaly for mapping, sampling and drill access.  Drilling results from the 2004 drill program have confirmed AS to be an extensive copper-gold porphyry system.  In 2005, our exploration activities in Turkey focused on the AS

Project.  In 2006 we will use the 2005 drill results, along with recently completed geophysical survey data (ground magnetics and IP), geologic mapping and soil geochemistry, to continue to outline the porphyry-style mineralization over the target areas.  We will also start preliminary metallurgical test work on core samples and complete a preliminary site layout study.  The 2006 work plan consists of 23,000 meters of diamond drilling, 50 line-kilometers of IP geophysics, and extending the gold and copper geochemical surveys.  Tüprag's share of the exploration budget for AS in 2006 is $3.1 million.  See also Associated Projects - AS Joint Venture page 19.

Koyulhisar Project

In the Pontide Volcanic Belt in Eastern Turkey, work will continue at the Koyulhisar project ("Koyulhisar").  The targets at Koyulhisar are both bulk tonnage disseminated precious metal systems and higher grade vein systems. Our 2006 work plan includes a magnetic survey over the existing geochemical anomalies and 4,500 meters of core and reverse circulation drilling as a first-pass drill program.  The Koyulhisar exploration budget is $1.2 million.

Mahmur Tepe Project

In the Biga Penninsula, we will be working at the Mahmur Tepe project ("Mahmur Tepe"), where the target is high density, near surface gold bearing fractures and quartz veins.  During 2005, a soil geochemical survey resulted in Au values greater than 1 gram per ton in soils coincident with a strong magnetic anomaly.  The extent of the gold anomaly is approximately 1,500 x 1,000 meters, and coarse crystalline gold has been panned from soils.  The Mahmur Tepe 2006 work plan consists of trenching and 1,500 meters of core drilling with an exploration budget of $500,000.

Bayramic Project

In western Turkey, we plan to complete 1,500 meters of RC drilling at the Bayramic project ("Bayramic") in early 2006, where the target is a coincident geochemical (Au and Cu) and geophysical (IP and Mag) anomaly in porphyritic intrusive rocks.  The exploration budget for Bayramic in 2006 is approximately $200,000.

To continue the pipeline of projects in Turkey we will have two crews conducting reconnaissance on our existing projects in western and eastern Turkey as well as examining new prospects and acquiring new licenses as appropriate to our expansion philosophy.

Environment

We have conducted extensive environmental testing and monitoring at our Turkish development projects to firmly establish baseline data and characteristics for air, water and soil.

The Environmental Impact Assessment report on the Kisladag project provided an in-depth analysis of the potential environmental and social impacts of the project and identified measures to mitigate these impacts. All aspects of the project design have considered international best practices used by the mining industry to protect the environment in the short and long term and to maintain the health and safety of workers and the community in which it operates.

In 2004, we dedicated a potable water system for nine local villages surrounding Kisladag. Also in 2004, we equipped a mobile community medical van with supplies and equipment. In 2005, we continued to work with the Canadian International Development Agency to implement one of the agriculture initiatives identified through the Sustainable Development Plan we helped to develop the area.   At the Kisladag we expanded our monitoring program of ground water wells and dust monitors and implemented our EIA monitoring program and have placed the environmental monitoring team.

Associated Projects

AS Joint Venture

In May 2001, we signed an agreement with Demir Export A.S. that established the basis for a 50-50 joint exploration, development and subsequent exploration of metal mines in Turkey in 27 licenses covering over 58,642 hectares.  In April 2004, we agreed to extend the agreement for a further two-year period. See also Exploration - AS Project page 18.

Acquisition and Dispositions

Kaymaz & Kuçükdere

In 2003, we wrote down our Kaymaz and Kuçükdere projects from $4.275 million to nil as the projects were no longer technically viable as an on-site mine and gold recovery operation.  In 2005, Tüprag sold its Kaymaz and Küçükdere mine operation licenses and immovable property together with all rights and obligations to Koza Altın İşletmeleri A.Ş.  The sale price of the licenses and property is $5.5 million; $3.0 million on signing the agreement and $2.5 million on the first anniversary of the transaction date.

China

The People's Republic of China ("PRC" or "China") is situated in Eastern Asia and has a long coast bordering the East China Sea, Korea Bay, Yellow Sea and South China Sea.  To the north of China is Mongolia and to the south (heading east to west) are Vietnam, Laos, Myanmar (Burma), Bhutan, Nepal, India, Pakistan, Tajikistan, Kyrgyzstan and Kazakhstan.  The total area of China is 9.6 million km2 with an estimated population of 1.4 billion people.

Qinghai Province is in northwestern China.  The capital of the province is Xining and the provincial population is approximately 5.3 million in a total area of 720,000 km2.

General Background

China is a significant producer of commodities with its mining industry ranking third in the world.   Much of the mineral production is consumed nationally.  Recently, the government has moved to increase foreign investment in several sectors of the mining industry.

Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately-owned enterprises and foreign investors has been steadily increasing.  The result of this economic development is a substantial increase in gross domestic product since 1978.  Many industries have posted major gains, especially in coastal areas near Hong Kong and opposite Taiwan, where foreign investment helped spur output of both domestic and export goods.  Growth has not been without setbacks, as bureaucracy coupled with inflation and deterioration in the environment has periodically caused the State to backtrack, re-tightening central controls from time to time.

The PRC's legal system is comprised of written statutes and the interpretation of these statutes by the People's Supreme Court.  Continuing efforts are being made to improve the civil, administrative, criminal and commercial legal system.  This includes the development of a regime for Sino-foreign cooperative joint ventures and foreign participation in mineral resource exploration and mining.

Co-Operative Joint Ventures

Sino-foreign cooperative joint ventures ("CJVs") are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the "CJV Law").  The investor and its Chinese partner may choose to set up CJVs as the form of their investment vehicles in China.  The CJV Law allows a CJV to choose to operate as a "legal person" by forming a limited liability company that owns all of the CJV's assets.  The liabilities of the investors are limited to their subscribed capital contributions as provided in the cooperative joint venture contract (the "CJV Contract").  Once the investors and their Chinese partners have signed the CJV Contract and related documents, the documents are submitted to relevant competent authorities to obtain the approval of the CJV's project proposal, the establishment of the CJV and the issuance of a business license.

CJV Law requires investors in a CJV to make an investment or other contribution, which can be cash, material, land use rights, or other property rights.  An investor must fulfill its contribution obligations within the time frame prescribed by the CJV Contract; otherwise, the relevant governmental authorities will notify the offending party that it has a limited time frame in which to make the contribution.  If the failure to make the capital contribution continues, governmental authorities may revoke the approval for the CJV and its business licence.

CJV Law allows the investors to determine the equity percentage owned by each investor in the CJV.  The percentage of the CJV's equity owned by each investor need not be equivalent to the percentage of the capital contribution each investor contributed.  The percentage of the CJV's equity owned by each investor can be negotiated by the investors in the CJV.

The duration of a CJV is determined by mutual consent of the CJV investors in compliance with CJV Law and must be stated in the CJV Contract.  The CJV Contract is the major corporate document of a CJV, as it includes all provisions related to the board of directors, management, accounting and various other matters.

Under CJV Law, the governing law is PRC law; however, CJV Law entitles the parties to choose either court or an arbitration tribunal of another country to deal with any dispute arising from the CJV Contract or the operation of the CJV.  It is common for foreign investors to choose arbitration tribunals located in other countries, such as the Singapore International Arbitration Center, to conduct an arbitration in accordance with the rules of such arbitration tribunals.

Foreign Exchange Controls

Pursuant to PRC foreign exchange regulations, foreign exchange dealings are administered by the State Administration of Foreign Exchange and its local agencies (the "SAFE") and transacted through designated financial institutions.  CJVs are required to conduct their corporate activities in accordance with the relevant PRC foreign exchange rules and regulations.

A CJV is entitled to borrow funds from overseas within the difference between its total investment amount and registered capital.  Once a loan agreement has been registered with the SAFE in accordance with the formal requirements, the principal and interest of the loan can be paid out of China.

A CJV is also entitled to remit the profit/dividends derived from the CJV out of China once the relevant taxes of the CJV have been paid in compliance with PRC Law, provided that its foreign investor has made its capital contribution in compliance with the contribution schedule set out in the CJV Contract.

Taxation and Fees

There are several taxes, charges and fees that apply to CJVs in China, including, but not limited to corporate income tax, business tax, value added tax, resources tax, mineral resources compensation (royalties), land use tax and other taxes or assessments.

Income Tax for CJVs

The income tax rates in the PRC for CJVs are governed by the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the Implementation Rules of 1991, the State Council Regulations Concerning Encouragement of Foreign Investment (October 11, 1986), the Measures of the Ministry of Finance for the Implementation of the Preferential Tax Treatment Provisions of the State Council Regulations Concerning Encouragement of Foreign Investment (January 31, 1987) and the other relevant local regulations promulgated by local authorities (collectively the "Income Tax Law").  Under the Income Tax Law, the standard rate for CJVs is 33 percent, comprised of a national income tax of 30 percent and a local income tax of three percent.

CJVs engaged in productive activities, and which have a term of more than ten years may be exempt from income tax for their first two profitable years and entitled to a 50 percent reduction of the otherwise applicable income tax rate during the subsequent three-year period.  However, such preferential tax rates do not apply to foreign investment companies that undertake the development of rare metals and precious metals (including gold), unless the State Council provides otherwise.

According to PRC income tax laws, foreign enterprises that do not have establishments in the PRC but derive profits from sources in PRC, are required to pay income tax.  However, pursuant to the Notice Regarding the Issue of Income Tax for Income from Share Transfer and Dividends for Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, a foreign investor is exempted from income tax for any profits and dividends received from a CJV.  Therefore, after CJVs have paid related income tax, no further income tax will be levied on the foreign investor for the profits/dividends obtained from China.

Other Capital Gains Tax and Withholding Tax

The PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals on July 21, 1993 and the Notice Regarding the Issue of Income Tax for Income from Share Transfer for Foreign Investment Enterprises and Foreign Enterprises on April 17, 1997 (collectively the "Tax Notice").  Under the Tax Notice, income tax is payable on gains derived by (i) foreign investment enterprises (including CJVs) on the transfer of shares or equities, and (ii) enterprises established by foreign enterprises in the PRC on the transfer of domestic entity shares.  Currently there is no withholding tax on capital gains that are realized by (i) a foreign enterprise on the sale of overseas shares that are not held by an entity established by the foreign enterprise in the PRC, or (ii) a foreign individual on the sale of overseas shares.  Where a foreign enterprise or foreign individual transfers shares of a foreign investment enterprise (including shares of a CJV) and receives gains in excess of the contribution of the foreign enterprise or foreign individual to the foreign investment enterprise, the excess part of such gains will be subject to 20 percent withholding tax, or individual income tax, as the case may be.

On November 18, 2000, the State Council issued the Notice Regarding the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in the PRC (the "Tax Reduction Notice").  Under the Tax Reduction Notice, beginning January 1, 2001, income tax is reduced to a rate of 10 percent for interest, rental, license fees and other income obtained in the PRC by (i) foreign enterprises that do not have agencies or establishments in the PRC, or (ii) foreign enterprises without any substantive relationship with their agency or establishment in the PRC.  If the exemption from withholding tax described in the preceding paragraph in respect of overseas shares does not apply, and the Tax Reduction

Notice does not apply, a shareholder of a foreign enterprise may be subject to the 20 percent tax on capital gains, unless reduced by an applicable double taxation treaty.

No withholding tax is levied on after-tax profits remitted overseas as dividends to a foreign investor from a CJV.

Mineral Resource Taxes and Compensation Fee

Resource tax is levied on natural resources exploitation, generally on a tonnage or volume basis, at amounts specified by the Ministry of Finance in consultation with relevant ministries of the State Council, the highest executive branch of the State.  The resources taxed include crude oil, natural gas, coal, other raw non-metallic minerals, raw ferrous metals, non-ferrous metallic minerals, and salt.  The standard tax amount range for non-ferrous metal ores is RMB 0.4-30/tonne.

The resource compensation fee is a royalty collected by the State, and calculated at a rate prescribed by the State (the rate is four percent for gold) based on sales income and mining recovery rates.  In some cases, CJVs may be exempted from resource compensation or benefit from reduced rates, such as CJVs that make use of tailings.

Additional Taxation

CJVs engaging in non-service/production activities are subject to value added tax ("VAT"). CJVs pay VAT on inputs and collect VAT on outputs.  The standard VAT rate is 17 percent.  Exports are generally zero-rated.  Exporters are eligible to apply for a refund for VAT paid, which may be significant, as VAT is not collected on exports.

Stamp tax (at a maximum rate of 0.1 percent) is levied on the execution or receipt in China of all taxable documents listed in the Stamp Tax Regulations, such as contracts for the sale of goods, the undertaking of processing work, leases, agency and other non-trade contracts.  Stamp tax is also levied on certification in evidence of rights and licenses.

Other applicable taxes may include deed tax on the transfer of ownership of land use rights, vehicle and vessel taxes and customs duties.

Labour Management

The Labour Law of the PRC sets forth certain restrictions on labour management, including, but not limited to, restrictions on the hiring and discharge of employees, establishment of wages, maintenance of insurance and welfare and other benefits.  In recent years, the PRC has enacted many labour-related laws and regulations in an effort to maintain and develop a stable social structure for its economic development.  The labour authorities in most major cities have enhanced measures to implement the labour laws and regulations and improve the social welfare system.  In the meantime, the labour authorities impose sanctions on those employers not complying with their obligations under the labour protection regulations.

Under relevant PRC labour laws and regulations, there are many compulsory rules governing various aspects of labour relationships, including rules regarding probation periods, minimum salary, causes for early termination, severance payment, maximum non-competition periods, most of which are designed to protect employees.  A clause in an employment contract may be rendered void if it violates the compulsory regulations.  The compulsory regulations automatically apply if an employment contract fails to address the relevant matters covered by those regulations.

Gold Exploration and Mining in China

In additional to general PRC laws, rules and regulations which are applicable to foreign investment in all industries, foreign investors conducting exploration or mining activities in China are also subject to rules or regulations specific to the mining industry.

The Provisions in Foreign Investment Guidelines for Foreign Investment, which were implemented on April 1, 2002 and January 1, 2005 (collectively the "Investment Guidelines"), categorize industries into four types: (i) encouraged; (ii) permissible; (iii) restricted; and (iv) prohibited.  According to the Investment Guidelines, CJVs conducting exploration or mining activities are listed in following categories: (i) class A "encouraged" projects, including the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, gold low grade and non-refractory ore projects, etc., (ii) class B "restricted" projects, including the exploration and mining of the minerals of gold and other precious metals, etc., (iii) class C "prohibited" minerals, including radioactive minerals, and rare earth, and (iv) class D, the exploration and mining of the minerals not included in classes A, B or C, in which projects foreign companies are allowed to invest and are subject to few restrictions.

Therefore, in China, CJVs that conduct gold exploration or mining are subject to two categories: (i) encouraged if it is low grade and non-refractory ore projects; and (ii) restricted. In practice, for the projects under "restricted" category, the various approving authorities will use their discretion when they review the application documents of establishment or operation of such CJVs.  The foreign investor may therefore invest in projects under both the "encouraged" and "restricted" categories after such projects have obtained approvals from the relevant competent authorities.

Overview of Mining Industry Regulations

Exploration for and exploitation of mineral resources in the PRC is governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994.  In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as "Mineral Resources Law").

Under Mineral Resources Law, the Ministry of Land and Resources and its local authorities (the "MLR") is in charge of the supervision of mineral resource exploration and development.  The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are in charge of the supervision of mineral resource exploration and development in their respective administration areas.  The people's governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are in charge of coordinating the supervision by the mineral resources administration authorities on the same level.

The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive organization of the State, regulates mineral resources on behalf of the State.  The ownership rights of the State include the rights to: (i) occupy, (ii) use, (iii) earn, and (iv) dispose of, mineral resources, regardless of the rights of owners or users of the land under which the mineral resources are located.  Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn.  In this way, the State can control and direct the development and use of the mineral resources of the PRC.

Mineral Resources Licenses

China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources.  The MLR is responsible for approving applications for exploration licenses and mining licenses.  The approval of the MLR is also required to transfer exploration licenses and mining licenses.

Applicants must meet certain conditions as required by related rules/regulations.  Pursuant to the Regulations for Registering to Mine Mineral Resources, the applicant for mining rights must present the required documents, including a plan for development and use of the mineral resources and an environmental impact evaluation report.  The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as construction materials and a small quantity of mineral resources for sustenance.  However, individuals are prohibited from mining mineral resources that are more appropriately mined at a certain scale by a company, specified minerals that are subject to protective mining by the State and certain other designated mineral resources.

Once granted, all exploration and mining rights under the licenses are protected by the State from encroachment or disruption under the Mineral Resources Law.  It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

In order to conduct gold exploration, a CJV must apply to the MLR for an exploration license.  Owners of exploration licenses are "licensees".  The period of validity of an exploration license can be no more than three years.  An exploration license area is described by a "basic block".  An exploration license for metallic and non-metallic minerals has a maximum of 40 basic blocks.  When mineral resources that are feasible for economic development have been discovered, a licensee may apply for the right to develop such mineral resources.  The period of validity of the exploration license can be extended by application and each extension can be for no more than two years.  The annual use fee for an exploration license is RMB 100 per km2 for the first three years and increases by RMB 100 per km2 for each subsequent year, subject to a maximum fee of RMB 500 per km2.

During the term of the exploration license, the licensee has the privileged priority to obtain mining rights to the mineral resources in the exploration area, provided that the licensee meets the qualifying conditions for mining rights owners.  An exploration licensee has the rights, among others, to: (i) explore without interference within the area under license during the license term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the licensed area.

After the licensee acquires the exploration license, the licensee is obliged to, among other things: (i) begin exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from exploration work, (vi) take other measures to protect against safety concerns after the exploration work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

In order to conduct mining activities, a CJV must also apply for a mining license from the MLR.  Owners of mining rights, or "concessionaires", are granted a mining license to mine for a term of no more than ten to thirty years, depending on the magnitude or size of the mining project.  A mining license owner may extend the term of a mining license with an application 30 days prior to expiration of the term.  The annual use fee for a mining license is RMB 1,000 per km2 per year.

In addition to obtaining mining licenses, before a CJV conducts any gold mining activities, it must obtain a Gold Mining Approval Certificate from the relevant competent authority in accordance with the Gold Mining Approval Certificate Administrative Regulation issued by the State Development Regulatory Committee, which became effective as of January 1, 2004.

A mining license owner has the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable laws.

A mining license owner is required to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficient production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to applicable laws, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management by the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resource development and use statistics reports, in accordance with applicable law.

Transfer of Exploration and Mining Rights

A mining company may transfer its exploration or mining licenses to others, subject to the approval of MLR.

An exploration license may only be transferred if the transferor has: (i) held the exploration license for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting exploration license, (iii) completed the stipulated minimum exploration expenditures, (iv) paid the user fees and the price for exploration rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals.

Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will result in an alteration of the property ownership of the enterprise.

Additionally, when state-owned assets or state funds are involved in a transfer of exploration licenses and mining licenses, the related state-owned assets rules and regulations apply and a proper evaluation report must be completed and filed with the MLR.

Speculation in exploration and mining rights is prohibited.  The penalties for speculation are that the rights of the speculator may be revoked, illegal income from speculation confiscated and a fine levied.

Gold Sale Policy

Under the PRC Regulations on Administration of Gold and Silver and its implementing rules, the People's Bank of China is the competent agent authorized to supervise and control the purchase and distribution of gold and silver in China.  It is responsible for the State's reserves of gold and silver and, jointly with other competent authorities, for regulating and supervising the gold and silver markets.

With the opening of Shanghai Gold Exchange in October 2002, the trading and exchange of gold in the domestic market may be conducted on the Exchange at market prices.  The members of the Shanghai Gold Exchange can sell their gold products directly to gold refineries, smelters and banks through the Exchange. Those non-member gold producers who want to trade through the Shanghai Gold Exchange may authorize the members of the Exchange to trade on their behalf.

The PRC State Council announced in 2003 that wholesale, retailing, production, and processing of gold in the domestic market would no longer require the approval of the People's Bank of China.  However, all gold, including that extracted from ore deposits and refined as a by-product, may not be sold outside China without the approval of the People's Bank of China.

Environmental Laws

In the past ten years, PRC laws and policies regarding environmental protection have moved towards stricter compliance standards and stronger enforcement.  In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the PRC National People's Congress on 26 December 1989, the General Administration of Environmental Protection Bureau under the State Council sets national environmental protection standards. The various local environmental protection bureaus may set stricter local standards for environmental protection. CJVs are required to comply with the stricter of the two standards.

The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law and the Mineral Resources Law.  Applicants for mining licenses must submit environmental impact assessments, and those projects that fail to meet environmental protection standards will not be granted licenses.  In addition, after exploration, a licensee must take further actions for environmental protection, such as performing water and soil maintenance.  After the mining licenses have expired or a licensee stops mining during the license period and the mineral resources have not been fully developed, the licensee shall perform other obligations such as water and soil maintenance, land recovery and environmental protection in compliance with the original development scheme, or must pay the costs of land recovery and environmental protection.  After mine closure, the mining enterprise must perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay certain costs, which include the costs of land recovery and environmental protection.

Acquisition of Afcan Mining Corporation

On September 13, 2005, we completed the court-approved compromise transaction with Afcan Mining Corporation ("Afcan"), whereby we acquired all of the issued and outstanding shares of Afcan.  Afcan indirectly owns 85% of TJS Project.  Under the terms of the compromise agreement with Afcan, outstanding common shares of Afcan were exchanged for Common Shares on the basis of one Common Share for 6.5 Afcan common shares, resulting in the issuance of a total of 23,045,151 Common Shares.

In addition, outstanding warrants of Afcan (the "Afcan Warrants") were exchanged for warrants of Eldorado (the "Replacement Warrants") on the basis of one Replacement Warrant for each 6.5 Afcan Warrants.  Each Replacement Warrant has an exercise price equal to six and one half (6.5) times the exercise price of the Afcan Warrants in respect of which such Replacement Warrant was issued.  All other terms and conditions of the Replacement Warrants, including expiry terms, are identical to those of the Afcan Warrants.  In total, Eldorado issued 1,385,789 Replacement Warrants (exercise price Cdn$2.4375 per Common Share) which expired on September 30, 2005 and 3,210,163 Replacement Warrants (exercise price Cdn$2.4375 per Common Share) expiring on November 18, 2006.  As of January 15, 2006, we have 760,000 Replacement Warrants outstanding.

The outstanding options to purchase common shares of Afcan (the "Afcan Options") held by directors, officers, employees and service providers of Afcan who entered into employment or service agreements with the Company were exchanged for replacement options (the "Replacement Options") to purchase Common Shares on the basis of one Replacement Option for every six and one half (6.5) Afcan Options.  Each such Replacement Option had an exercise price equal to six and one half (6.5) times the exercise price of the Afcan Options in respect of which such Replacement Option were issued.  The Company issued a total of 91,538 Replacement Options.  All other Afcan Options immediately vested and were either exercised or cancelled, prior to closing the transaction.

TJS is on schedule to produce gold in October 2006.  Capital costs are now estimated at $63.4 million.  The increase in capital costs is a result of changes to the tailings dam design and general increases in Engineering, Procurement and Construction Management ("EPCM") costs.   Additional capacity has also been added to the process circuit to allow for increased throughput. Construction at Tanjianshan is approximately 60% complete.  Foundations for the crushing plant, SAG mill, and floatation plant are complete and the SAG mill has been secured on its foundation.  Pre-stripping has begun at both Qinglongtan ("QLT") and Jinlonggou ("JLG") and ore has been exposed in both pits.

Under the terms of the Transaction, Eldorado made a $15 million credit facility available to Afcan. Loans under the credit facility included interest at a rate equal to LIBOR plus 3% per annum. On completion of the Transaction the credit facility was converted to an inter-company loan.  Proceeds of the credit facility were used primarily to fund TJS obligations of the joint venture company ("Qinghai Dachaidan Mining Limited" or "QDML").

The Business Acquisition Report regarding our acquisition of Afcan dated January 30, 2006 and filed on SEDAR is incorporated by reference in this AIF.

TJS

TJS, our 85% controlled project, is located in Qinghai Province.

Project Description

TJS is located in the Qinghai Province of northwest China.  It is comprised of four large contiguous exploration licences which total 338 km2 in the area and which encompass two mining licences over two defined gold deposits, namely the Jinlonggou ("JLG") and Qinlongtan ("QLT") deposits, as well as numerous other prospects and anomalies.

Ownership Interest

We own an 85% interest in TJS through our subsidiary company QDML.  QDML is 85% owned by us with the remaining 15% owned equally by the Qinghai Number One Geological Brigade ("Q1") and the Dachaidan Gold Mine.  Afcan's holding in QDML was previously owned by Sino Mining Limited, which divested TJS to Afcan in March 2003.  Under the QDML joint venture agreement we can acquire up to 90% of TJS upon spending $50 million on TJS.

As noted above, TJS is comprised of the following two mining licences and four contiguous exploration licences:

Tenement	Type	Area (km2)	Date Granted	Date Expiry
Jinlonggou	Mining	1.0296	02 Sep 2004	02 Jul 2007
Qinlongtan	Mining	2.875	24 Jan 2005	09 Dec 2007
Qinlongshan	Exploration	73.50	12 Feb 2004	12 Feb 2006
Qingshan	Exploration	72.07	03 Nov 2005	03 Nov 2007
Jinlonggou	Exploration	87.98	12 Feb 2004	12 Feb 2006
Xijingou	Exploration	100.86	03 Nov 2005	03 Nov 2007
Total		338.31

* Application has been made for the renewal of the QLT and JLG exploration licenses.

The grant dates of the exploration licences listed above are also the anniversary dates by which annual reports and expenditure commitments must be reported.

The exploration licenses are not surveyed tenements.  Exploration licences are defined by latitude and longitude and marked on a plan, not on the ground.  Definition of mining licenses may be based on either No. 3° or No. 6° Qinghai Provincial Grid and is again recorded on a plan.  Sometimes the tenements are marked by pegs on site, but the co-ordinate definition takes precedence.

Owners of an exploration license have the right to explore for all minerals, save those preserved for the State, and to construct such facilities as are required by the owner in the search for such minerals.  The owner also has a priority claim over applications for mining licences within the exploration licence area.  Owners are obligated to commence and complete exploration within the timeframe of the licence and to submit progress reports on a regular basis.  Excavations and other surface disturbances are required to be rehabilitated on completion of the planned exploration.  Annual maintenance costs are RMB100 per km2 for years 1 to 3, thereafter increasing by RMB100 per year to a maximum of RMB500 per km2 per year.

Prescribed exploration expenditures per km2 are RMB2,000 in year 1, RMB5,000 in year 2 and RMB10,000 in subsequent years.  Currently the exploration licenses expire in February 2006 and November 2007.  These licenses are granted initially for three years, and may be extended for a further two years.  There is no limit to the number of extensions that may be applied for.

The mining license is granted for a maximum initial period of three years depending on the scale of the mine; thereafter, renewal is reviewed before the expiration upon the mining license holder's application.  Renewal is guaranteed, provided there is compliance with mining regulations and all tax and royalty payments have been made. Owners of a mining licence have the right to construct, develop and mine the delineated mineral resource.

Currently the JLG mining license is owned by QDML and extends from surface (3,556 mRL) to 3,378 mRL.  An application has been approved to extend the license from surface down to 3,000 mRL.

The QLT mining license, previously held by Q1 has been transferred to QDML.  This mining license extends vertically from surface (3,710 m) to 3,450 mRL.

Surface rights at TJS are currently sufficient for mining operations at the scale indicated by the TJS proven and probable reserves, as disclosed above in the table titled "Proven and Probable Reserves" on page 9.  To the extent that such proven and probable reserves increase, TJS surface rights will not be sufficient, and it would be necessary to obtain additional surface rights.

There are three ways to obtain land use rights from the PRC government authorities: allocation, grant and lease. Different levels of government organizations have different authorities to approve the land use right application depending on the nature and areas of the land concerned.   QDML may submit its application to the competent government authorities to obtain the granted land or lease land if it deems necessary.   So far, QDML has obtained the lease right dated on July 11, 2005 under which QDML is entitled to use the leased land for the area of 445,100 m2.

For the allocated land use right, the government may approve the allocated land use right in accordance with the Catalogue for Allocated Land, which lists certain industries that may be able to use allocated land.  Although the gold mining industry has not been listed in the Catalogue for Allocated Land, QDML has obtained allocated land on July 11, 2005 for an area of 243,300 m2.

Royalty

The CJV provides that Q1 and Dachaidan Gold Mine shall obtain a total of 4.5% of the net sales revenue from the gold produced by QDML as their base income directly transferred once each sale is transacted.  This revenue shall be directly transferred to the account designated by each of Q1 and Dachaidan Gold Mine each time QDML sells mineral products. The 4.5% royalty will be evenly split between the two groups (2.25% each).  However, in order for Q1 and Dachaidan Gold Mine to obtain such 4.5% royalty, approval from related tax authorities must be obtained.

The royalty percentage is unaffected by the percentage ownership interests of the parties to the QDML joint venture.

Location, Climate and Access

TJS is located in the Dachaidan Region, Haixi Prefecture, Qinghai Province in the northwest of the PRC. Qinghai is a relatively large province covering 720,000 km2 and supporting a population of approximately 5.3 million.  The capital of Qinghai is Xining, which is situated in the eastern part of the province.  At a local scale, the project area is located 80 km northwest of Dachaidan in the Haixi Prefecture.

The camp and the mill site at TJS are located at an elevation of 3,200 m with the main resource at between 3,300 m and 3,550 m.  TJS is located in the Saishiteng Mountains, and there is virtually no vegetation in the mountains.  The landscape is composed of rugged mountains with slope angles of 45° to 50°.  The Aolao River lies approximately 2 km due east and is the only permanent river in the area.

The project area experiences a dry, continental, climate with low rainfall, high evaporation and generally clears skies.  Winters are long and summers short, with a large diurnal temperature range.  Meteorological data collected between 1971 and 1980 at Dachaidan (75 km east south east), and at a lower elevation than the site, record an average annual temperature of 1.6oC and annual rainfall of 200 mm.  Maximum monthly temperatures are in July and August (21oC) and minimum monthly temperatures are in January (-15oC).  Maximum monthly rainfall is in June and July (40 mm), whereas no precipitation is recorded in November, December and January.  The highest temperature on record is 29.9oC on July 15, 1971 and the minimum, is -32.3oC on January 18, 1973.  Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at 70 km/h.

Prior to 2005, field work and mining operations were restricted to the period from April to October.  Mining and processing operations were on a care and maintenance basis from November to March inclusive.  In 2005/2006 we have elected to continue our field work and mine construction activities throughout the winter months.

The nearest centres are Dunhuang (265 km by road to the north) and Ge'ermu (260 km by road to the south).  There are frequent flights during the summer months (tourist season) between Beijing and Dunhuang.  There are also regular flights from Xining to Ge'ermu throughout the year.

The site is easily accessed by road.  There is a main highway between Dunhuang (Gansu Province) and Ge'ermu or Dachaidan in Qinghai Province that passes within 12 km of the plant site.  The road is in good condition and is sealed and thus ensures year round access throughout the area.

Geology and Mineralization

The JLG gold deposit lies within a low, north-west trending, mountain range (Tanjianshan) composed of Wandonggou and Tanjianshan Group rocks, with Early Palaeozoic gabbro intruding the Proterozoic rocks and Late Paleozoic porphyritic plagiogranite intruding all older units.  North-west striking thrust faults dissect the units and commonly separate blocks.  Dips to both the north-east and south-west are recorded.  The range to the north-west has the same mix of rocks as Tanjianshan but also includes a large block of Late Paleozoic granite.  This range is host to the QLT gold deposit.

The JLG gold mineralization lies in a host rock sequence dominated by carbonaceous phyllites.  The rocks are dark grey to black and display a well-developed foliation.   In the central and southern parts of JLG a number of orange brown sandstone bands are also present and act as key marker horizons.  Two intrusive rock types occur within the limits of the mineralization and are both of probable intermediate composition.  Both intrusive unit types occur above and below the T2 thrust but in quite different styles.  Above T2 fault, the intrusives occur as steep (60°- 70°) south west dipping, south east trending thin bodies which clearly cut across the folded sedimentary units.  Below T2 and above F30 faults, towards M7 and Pubugou areas, diorites are volumetrically greater than above T2.   They occur as multiple sheeted, near horizontal sills.

Throughout JLG, common tight and isoclinal folds plunge dominantly to the south at between 20° and 30°.  The tight folding has only been recorded above T2.  Most faults within the Jinlonggou are broadly contemporaneous.  Fault patterns can be subdivided into two dominant families: northeast sinistral faults parallel to primary layering (average orientation: 87° south east 019°) and northwest dextral faults (average orientation: 74° south west 160°).  The former occur on the northern and western parts of JLT whereas the latter are developed throughout the property.  Fault T2, exposed throughout many of the drives and crosscuts of adit PD2, is orientated approximately 15° north west 060°.  This structure together with at least two major flat dipping splays is sub parallel and may be related to fault F30 (25° - 45° north west 045°).  Both thrust faults bound the upper and lower limits of the sub-horizontal package of diorites.

Two host environments exist for gold mineralization at Jinlonggou, relative to the T2 thrust fault: upper, moderately to steeply dipping, bedding plane parallel, phyllite hosted mineralization, and lower, gently dipping diorite and phyllite hosted mineralization.  The 160° trending dextral faults are interpreted to represent feeder zones to the gold mineralization.  The JLG gold mineralization defines a bowl shape volume having about a 500 m diameter and extending up to 240 m below surface.

QLT mineralization is confined to a 50-60° east-dipping zone comprising a calcareous sandstone interlayer between two marble units.  The zone is typically 5 m to 10 m wide, to a maximum of 14 m and is orientated approximately parallel to the close to north south oriented layering.  QLT mineralization has been defined 600 m along strike and up to 300 m down dip.

Gold is hosted within the pyrite and arsenopyrite crystals.  Minor amounts occur within quartz grains enclosed in pyrite.  A strong relationship exists between gold and fine grained sulphide minerals.

Current Exploration

The main source of data from the programs is from DDH. Drilling totals at JLG and QLT, from 2003 to 2005, consist of 33,136 m in 242 holes. The drilling was carried out by a drill contractor.

The exploration work we completed in 2005 was the culmination of a 3 year exploration and delineation program (the "Program") at TJS.  In the first two years, those programs were undertaken by Afcan.   The objective of the programs was to obtain sufficient data to establish measured and indicated mineral resources at JLG and QLT to support feasibility level mine planning.  Those programs were successful and lead to the completion of the feasibility study and the declaration of mineral reserves.

The final year of the program, 2005 was spent fulfilling three goals: conversion of any inferred mineral resources that were contained within the feasibility open pit planned boundary to at least indicated mineral resource levels of confidence; to test for extensions of gold mineralization at JLG (to the north-east) and QLT (to the south); and to sterilize planned sites for major infrastructure and waste rock dumps.

The 2005 Program goals were achieved with the exception of extending the gold mineralization at QLT.

At JLG, the majority of holes were sited at nominal spacings of 30 m apart on 30 m section lines normal to the bedding parallel zones above T2 fault, and at similar spacings on the same grid orientated west, vertical and east to test the subhorizontal diorite/phyllite sequence below T2 fault. In addition, a drilling programme undertaken in the early part of 2004 targeted the 160° trending fault corridors on an oblique grid. The severe topography also served to restrict access to preferred drilling sites exacerbating the problem of less than optimum intercept spacing and angle locally. Inevitably, given the multiplicity of mineralized zone orientations, the variety of hole orientations and the need to drill through one style to access deeper parts of another style, the number, spacing and penetration angle of intercepts varies greatly from zone to zone. Intercept attributes are taken into account on an individual basis in the assessment of resource classification.  Data spacing (less than 30 m) is sufficient on well defined structures and close to the underground workings to support Measured and Indicated Resources on the bedding parallel faults above T2 and certain parts of the diorite/phyllite package. In general, intercepts within the fault corridors are greater than 30 m and combined with the less confident geological interpretation, will support classifications no higher than Indicated.

At QLT drill holes were sited on section lines 40 m apart and drilled normal to the plane of the deposit. Intercept spacing averages 60 m down dip and this, together with the 40 m cross-sectional spacing is enough to define a continuous zone. Data spacing and angle of intercept are both considered sufficient to support an estimation of indicated mineral resources at QLT.

Core recoveries in mineralized intervals at both deposits were excellent.

Data Quality and Verification

Quality control procedures were instigated at the outset of the field programmes and routine monitoring remained an essential part of the programmes.  Analysis for gold is done on sawn half core samples using fire assay (AA finish) on a 50 g charge.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 10% of the samples are re-submitted for duplicate analysis at a second laboratory.  These measures provided controls and checks on both accuracy and precision of the analyses.

Aspects of the field work such as survey and bulk density determinations were also checked.  These were conducted by repeat measurements using different operators or different methods.

Historic data (pre-2004:  comprising about 30 percent of all data) was validated for use in mineral resource estimation.  These data were validated by re-sampling underground adits and crosscuts, re-assaying drill core sample pulp material, reviewing collar and down hole survey data, and comparison of database entries to source material (where available).

In summary, the quality control programs and validation work demonstrated that the assay data are sufficiently accurate and precise, and that the database sufficiently free of error to be able to support mineral resource estimation of the JLG and QLT deposits.

Previous Exploration

Afcan drill core data currently supports around 60% of the TJS mineral resource.  The remaining 40% relies on older data from campaigns conducted by Q1 and Sino.  A comprehensive validation program, under the supervision of DevMin, was executed on those data from Q1 and Sino.  Devmin concluded that this data is of sufficient quality to be included for use to estimate mineral resources at TJS.

The earliest exploration work in the area was in the late 1950's when Qinghai No. 5 Exploration Brigade conducted various exploration programmes for petroleum.  No work was recorded during the 1960's.  Comprehensive reconnaissance, prospect investigation and regional surveys started in the early 1970's with work undertaken mainly by Qinghai No. 5 and No. 6 Exploration Brigades.  During this period, a number of mineral prospects were discovered such as copper at Yixianshan, a pyrrhotite-pyrite prospect at Huanglushan, pyrite at QLT and limonite at TJS.

Lode gold in the area was discovered in the late 1970's by the Qinghai No. 5 Exploration Brigade Geology Team at Zhishigou and this discovery intensified gold exploration work along the Chaidamu Northern Margin tectonic zone.

Gold was initially discovered at JLG during the course of uranium exploration in 1989 by Q1, and subsequently limited mining of both that deposit and QLT has been undertaken.  At JLG, the Q1 team generated exploration data in 29 surface drilled core holes, underground development on three levels and accompanying rises and sub-levels and extensive surface sampling in trenches, shallow pits or shafts on section lines 30 m apart.

From April to November 2003, Afcan carried out a programme comprising of data review, data validation, geological mapping, underground and surface sampling and core drilling.

In 2004, Afcan undertook additional drilling programmes at both JLG and QLT.

Previous Production

In 1992, a production team from Q1 (Jinlong Mining Company) commenced mining and processing of near surface oxide ore by heap leaching.  That was accompanied by mining primary material from underground commencing in 1995.  That material was processed by roasting a float sulphide concentrate followed by a CIL circuit.  Gold recovery by this method is estimated to have been around 82%.  Heap leach recovery is estimated to be 48%.

The mining at JLG was from underground workings that comprised development on three levels (adits PD1 and PD4 at 3,408 mRL; adit PD2 at 3,378 mRL; and adit PD3 at 3,442 mRL) and accompanying cross-cuts, rises, sub-levels and open stopes.  These workings, which total in excess of 4 km, lie within the currently defined limits of the gold mineralization.

The majority of the mined material was processed by heap leaching.  The sites or pads (now inactive) are numerous but small, and are located in adjacent valleys north and east of the workings.  Material on these pads is planned to be re-processed through our mill through planned open pit mining.

Waste rock generated by this past mining lies in small piles adjacent to each adit entrance.  Some of it has been used for construction purposes during this current activity.  The remainder will either be utilized for on-going construction or re-processed through our mill during mining.

Production at JLG since the start of operations in 1992 is summarized below.  Upon signing of the CJV in 2002, JLG ceased operations.

Jinlonggou Mine - Past Production

Year	Heap Leach Production		Primary Production		Total Production
	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t Au)	Tonnes	Grade (g/t/Au)	oz
1992	15,045	7.27			15,045	7.27	3,517
1993	23,920	8.60			23,920	8.60	6,614
1994	42,279	7.13			42,279	7.13	9,692
1995	52,724	6.05	3,027	8.01	55,751	6.16	11,035
1996	52,128	6.38	5,191	8.40	57,319	6.56	12,095
1997	34,800	6.41	4,593	7.99	39,393	6.59	8,352
1998	38,283	7.54	3,899	14.32	42,182	8.17	11,076
1999	38,028	5.62	16,856	8.15	54,884	6.40	11,288
2000	36,610	5.64	21,062	8.63	57,672	6.73	12,482
2001	33,245	7.19	23,133	7.25	56,378	7.21	13,077
2002	26,088	4.82	28,404	7.92	54,492	6.44	11,275
Total	393,154	6.52	106,166	8.22	499,321	6.88	110,503

At QLT Q1's exploration programme comprised excavation of 143 surface trenches and 14 core holes.  Approximately 100,000 tonnes at 10 g/t Au of oxide ore was mined over a period of four years.

Development and Operations

TJS is expected to produce, on average, 103,000 ounces of gold per annum over an eight year mine life.  The plant is expected to treat 800,000 tonnes per annum of ore.  The 2005 reserve has ben re-calculated based on a new mining plan derived from the results of the 2005 drilling program.

All ore and waste will be mined via conventional, open pit mining methods, using mining contractors.  The operation is planned to utilize selective mining techniques to separate ore and waste.  The mining equipment that is considered to be suitable for TJS will include 20 tonnes to 75 tonnes back hoe excavators for ore zone mining and off-highway haul trucks with a payload capacity of between 10 to 50 tonnes.  A contract ore haulage operation will be required to transport the ore 19 km from QLT to the treatment plant at JLG.

Waste dumps will be located adjacent to the existing pits.

Provision has been made for drilling and blasting from surface.

The treatment plant flowsheet is based on material being fed into a ROM bin and through a single stage crushing circuit to a mill feed stockpile.  This stockpile is then fed through a single stage SAG mill and a classification circuit.  QLT material will then be fed through a conventional CIL circuit before the tailings are floated and the sulphide material removed for subsequent treatment.

JLG material will be treated based on the sulphide content.  If the sulphur level is low, then the material will also be treated through a conventional CIL circuit.  If the sulphur level is sufficiently high, the material will be fed through a flotation circuit and then dewatered.  The QLT and JLG flotation concentrate will then be blended for an optimal sulphur equivalent amount before being fed to the two stage roasting circuit.

The solid product from the roaster will then pass through a mill to remove any roasting agglomerates and will then be leached in a CIL circuit.  The roaster off-gas will pass through an electrostatic precipitator and a series of scrubbers to remove the arsenic and any remaining SO2 gas.

There is provision to place the JLG flotation tails through the CIL circuit, if the remaining grade is sufficiently high.

The carbon will then be removed from both adsorption circuits for gold removal by Zadra methods.  Gold bullion will be produced for sale.

Test work indicates that expected gold recoveries for TJS deposits, based on the selected treatment route, will range from 82% to 93%.

The primary source of raw water will be the Aolao River.  The raw water will be pumped to a raw water tank located close to the plant and used to supply water to the plant as well as, supplying the process water tank.

Electrical power requirements for TJS are estimated to be approximately 8,000 kilowatts.  The power line from Xitieshan will provide sufficient electrical power to meet these requirements and will also cover any increase in power demand in case of expansion.

Potable water will be supplied to the plant and camp sites from the raw water system.

A tailings management facility ("TMF") constructed at the favoured site can be described as a "hill side tailings impoundment".  The proposed TMF is to have a maximum height of about 40 m and uses the downstream construction method to minimize risks associated with the TMF.  The TMF has been designed as a 'nil discharge' facility with all free water returned to the treatment plant during operation.  The tailings impound is located approximately one km downstream from the plant site.

Personnel

QDML is expected to employ approximately 260 people throughout the operating phase of the project.  Initially selected positions requiring specific skills or experience are expected to be filled by expatriates.  In addition to performing their job function, expatriate personnel will be expected to transfer knowledge and expertise in order to develop the capabilities of the national staff.  In the longer term, it is anticipated that PRC nationals will fill most operating and management positions within TJS.  In addition, the mining contractor will employ approximately 60 people for a total of 320 people for TJS.

Construction

Construction began in April, 2005 and is expected to be completed in the third quarter of 2006.

As of this date construction at TJS is approximately 60% complete.  Foundations for the crushing plant, SAG mill, and floatation plant are complete and the SAG mill has been secured on its foundation.  Pre-stripping has begun at both JLG and QLT and ore has been exposed in both pits.

TJS is on schedule to produce gold in October 2006. Capital costs are now estimated at $63.4 million. The increase in capital costs is a result of changes to the tailings dam design and general increases in engineering, procurement and construction management costs. Additional capacity has also been added to the process circuit to allow for increased throughput.

Operating costs are anticipated to be $31.40 per tonne milled as shown below.

Tanjianshan Gold Project Life of Mine Operating Costs

Item	Value[M$]	Unit Cost [$/t milled]
Mining Costs	81.3	13.55
Treatment Costs	82.4	13.75
On Site General and Administration Costs	24.6	4.10
Total	188.3	31.40

This equates to a direct operating cost of $224 per oz of gold.  The total cash costs, including the 4.5% royalty payable to the Chinese partners, are estimated at $248 per ounce over life of mine.

TJS Reports

TJS is the subject of the following technical reports: Tanjianshan Gold Project, China, Technical Report dated September 2005, revised January 30, 2006 and effective September 2005, prepared for Eldorado in part by RSG Global and in part by the Company, and Tanjianshan Gold Project, Qinghai Province, China, Bankable Feasibility Study Report dated April 2004 and prepared for Afcan by RSG Global.

Exploration

In 2005, exploration at TJS was successful and extended the JLG mineralization to the east into the M7 and Pubugou area and consisted of 68 core holes for 9,378 meters which was focused on extending the two known deposits. Outside of these deposits, we also drilled an additional 2,186 meters as part of a regional exploration program that included mapping and trenching.

The 2006 work plan calls for 3,000 meters of core drilling, which will target existing inferred resources and known areas of gold mineralization, and surface trenching to define further drill targets.

The 2006 program will target:

1.

Inferred mineral resources currently within the JLG pit design;

2.

Extensions of the QLT high grade orebody; and

3.

A belt of known mineralization in intrusive rocks between JLG and QLT.

4.

The 2006 exploration budget for TJS is $2.2 million.

Associated Projects

In October 2003, we signed an agreement with the China National Gold Group Corporation ("CNGC") for the exclusive right to review their portfolio of operating mines, development projects and exploration projects for a period of five months. The review was then expanded to include joint reviews of other identified opportunities in China external to CNGC. A further extension of our agreement with CNGC terminated on August 31, 2004.

On January 11, 2005, we signed a Memorandum of Understanding with Shandong Gold Corporation ("Shandong") outlining possible joint ventures on one advanced exploration property and two development projects.  The Memorandum of Understanding with Shandong terminated on September 11, 2005.

Brazil

Brazil

Operations

- Sao Bento Mine

Exploration

- Vila Nova, AP State
- Tartarugalzinho, AP State

Tartarugalzinho
Vila Nova
BRAZIL
Brasilia
Belo Horizonte
São Bento Mine
Rio de Janeiro

33

click map to enlarge

São Bento

Our operating mine: São Bento is located near Santa Barbara, Brazil.

Ownership Interest

We own 100% of São Bento through our various subsidiaries, including our wholly owned Brazilian subsidiary, São Bento Mineração SA. The mine site covers an area of 800 hectares and consists of one mining concession. A single contiguous mining concession of 1,221 hectares, also owned 100% by São Bento Mineração SA, adjoins the northeastern boundary of the mine site.

Location and Access

São Bento is located in the municipality of Santa Barbara in Minas Gerais State, Brazil, approximately 110 kilometers by road east of Belo Horizonte, the state capital, and 375 kilometers north of Rio de Janeiro. The mine site is accessed by good paved roads and a rail line serves the two cities.

Acquisition

São Bento was acquired from Gencor Limited on July 4, 1996, as part of a portfolio of assets.

History

The area around São Bento has been worked for gold intermittently since the 1860s. The mine was operated by various companies until 1947. Gencor acquired São Bento in the 1970s and, in July 1984, began developing the mine in two phases. The first phase, with a process capacity of 20,000 tonnes per month using an internal winze system to access the ore body, was completed in late 1986. This winze system was later replaced by inclines capable of handling 35,000 tonnes per month of ore and waste. Gencor's second development phase began in 1988 and consisted of sinking a vertical shaft and doubling the capacity of the grinding and oxidation circuits in the processing plant. Gencor installed a one-tank BIOX® pilot plant in 1991 and a second BIOX® tank in February 1995. Eldorado acquired the São Bento mine from Gencor in July 1996, and in 1998 completed an optimization and expansion program, converting the operations to trackless long-hole sub-level mining.

Geology and Mineralization

São Bento is situated in the "Quadrilatero Ferrifero" ("Iron Quadrangle") of Minas Gerais State. The stratigraphy is made up of volcanic rocks, chemical sediments and pelitic sediments, all of which have been subjected to greenschist metamorphism. The lithologies are typical of greenstone belts in Africa, Australia and Canada and are dated as Archean in age.

The formations have been strongly folded along a northeast trending axis. Dips are steep, generally in the range of 45-50°. Mineralization at the São Bento mine is restricted to a sequence of chemical and fine-grained sediments and tuffs of the Nova Lima Group. Four formations have been identified on the property: the Carrapato Formation, the Lower Iron Formation, the Basal Iron Formation and the São Bento Formation. Gold mineralization is localized in the Basal Iron Formation ("BIF").

On the basis of lateral lithologic variations, the BIF is subdivided along strike into three portions: Orebody No. 1, Orebody No. 2 and the São Bento/Pinta Bem or Orebody No. 3. The BIF has its greatest thickness in the Orebody No. 1 area, where it is approximately 35 meters thick, and at least six periods of gold/sulphide mineralization are evident. The ore zone is distinctly banded and consists of alternating layers of sulphide and iron carbonates. Gold occurs in close association with sulphides and may be free, on crystal boundaries or enclosed in sulphide grains. Grain sizes of the host rock minerals and sulphides range from 0.5 to 5.0 millimeters and gold grains range from 1 to 250 microns, with an average of 70 microns. The ratio of sulphur to gold is consistent (in the range of 0.62 to 0.64) and ore zones exhibit very uniform average gold content. Below the mine's 26th level horizon, a meta basaltic dike dipping at approximately 42° bisects the BIF from footwall to hanging wall. A zone of fragmentation is encountered local to the intrusive with localized flattening of the BIF dip angle. Drilling below this horizon has identified continuation of the BIF structure and mineralization subdivided into lower and upper ore zones, which have been traced down to the 30th level boundary pillar.

Mining

São Bento is an underground mine accessed by an adit on level 11 and a vertical shaft that services the surface, level 11 and levels 17 to 28. The vertical shaft is used to hoist ore and waste to the surface and to deliver workers and materials to level 17 and below. In its current configuration, the vertical shaft hoisting capacity is approximately 100,000 tonnes per month. A twin ramp system accesses the orebody between levels 21 and 25, reverting to a single ramp beyond level 25. The predominant mining method at São Bento is long hole open stoping.

São Bento employs 714 workers, and the mine and plant operate 24 hours per day, seven days a week.

The processing plant at São Bento is a conventional grinding and milling operation using an autogenous mill. Once the ore is milled, it goes to a flotation unit where the concentrate of sulphides containing gold is separated from the tailings. This concentrate is then forwarded to an oxidation process through three bioxidation reactors using the BIOX® process and/or through two autoclaves. Gold is recovered in a six-stage CIL circuit to produce doré. The processing plant has a current design capacity of 40,000 tonnes per month and gold recovery is approximately 92%. Tailings are classified to produce a sand product used for underground backfill and the final tailing is sent to the tailings impound area. Production in 2005 was 64,297 ounces of gold at a cash cost of $413 per ounce.

Development Activities

From Jan 1, 2003 to February 28, 2006, Eldorado invested $20.02 million in capital expenditures at its São Bento mine in Brazil.

In Q1 of 2003, we scheduled and completed an overhaul of the #1 Autoclave. In Q2 2003, we received an unconditional renewal of the Operating Licence from the State Environmental Agency (FEAM).

On April 2, 2003, we announced our intent to deepen the shaft at São Bento (the "shaft-deepening project") by approximately 370 meters, providing a bottom working elevation approximately 1,300 meters below surface. The shaft-deepening project was completed in October 2005 and commissioned in November 2005 at a total capital cost of $13.33 million, which was funded through internally generated cash flows from the São Bento mine. São Bento employees completed the project with no lost-time accidents.

In 2004, lower production levels resulted in higher cash costs per ounce. Production was lower because of a high level of waste handling, poor ground conditions and the presence of a metabasite intrusive that intersects the orebody in the area scheduled for mining. The intrusive altered the local mineralogy of the ore, resulting in higher oxygen and cyanide consumption.

The 2004 exploration drilling program of 2,791 meters of infill drilling and 17,612 meters of exploration drilling did not establish the continuity of the mineralization below the intrusive at the mine's 34th level. Infill drilling above the intrusive in an area previously defined as a probable reserve resulted in a reduced estimate of probable reserves in this area.

In 2005, the São Bento Mine in Brazil produced 64,297 ounces of gold at a cash cost of $407 per ounce.  Gold production was adversely affected during the year due to problems with ground stability and interruptions during the completion of the shaft deepening project.  Cash costs were impacted by lower gold production, increased costs for ground support, and the appreciation of the Brazilian Real against the U.S. dollar.

During 2005, 17 diamond drill holes were completed at São Bento for 6,600 meters.  A study was undertaken by the Federal University in Belo Horizonte to examine all geological, structural and geochemical data and comment on the probability of down dip extensions of the ore zone.  The conclusion was that there is a low probability of the ore zone continuing below the mafic dike on the 33rd level. The mine at São Bento will enter its last full year of production as we plan to cease mining operations the first half of 2007.  The Company is in discussions to determine the future of the plant.

Capital Expenditures

We spent $9.0 million in capital expenditures on the São Bento in 2003 and $5.7 million in 2004. Capital expenditures for 2005 were $7.36 million, excluding the shaft-deepening capital expenditures.

Safety

On March 16, 2003 a fatality occurred as a result of a fall of ground. Mine management continues to work with the Ministry of Labor to improve worker awareness and safe work practices to establish a safe working environment throughout the mine.

The incident rate of lost-time accidents to date compares favourably with the average for similar underground operations in Ontario, Canada.

Data Verification

The original data, including drill hole logs assay results, were reviewed by Norman Pitcher, P.Geo., a qualified person under NI 43-101 and our Chief Operating Officer, and by Sergio Martins, Director, Exploration and Geology of São Bento. No irregularities were found.

São Bento Reports

São Bento is the subject of the following independent reports (the "Reports"): "Review of Ore Reserves and Metallurgical Operations at São Bento Mineraçao, Brazil" (prepared by Watts Griffis & McOuat Limited and dated February 5, 1996), "Review of Operations at São Bento Mineraçao, Brazil" (prepared by Watts, Griffis & McOuat Limited and dated May 13, 1996), "Addendum to Review of Operations at São Bento Mineraçao, Brazil" (prepared by Watts, Griffis & McOuat Limited and dated April 27, 2000 and revised May 10, 2000) and "Addendum to A Review of Operations at São Bento Mineraçao Brazil" (prepared by Eldorado and dated April 15, 2002 and revised April 30, 2002). Copies of the Reports are available at www.sedar.com under the Company's name. The full Reports should be reviewed in order to put the preceding discussion in context.

Exploration

In 2006, exploration in Brazil will focus on the Vila Nova projects and the grass roots Tartarugalzinho project. The total 2006 exploration and development budget for Brazil is $4.7 million.

Vila Nova Gold

Under a joint venture agreement with DSI Consult & Mineracao Amapa (“DSI”) we have an option to acquire 84% of the Vila Nova gold project in Amapa State by making staged property payments totalling $5.2 million over three years (2005-2007).  In 2005 we drilled 9 diamond drill holes (764 meters) beneath garimpero workings, and conducted detailed mapping and sampling of those workings.  Field crews also completed a soil sampling survey on the extensions of the main trend of mineralization.  An airborne geophysical survey was undertaken to provide regional drill targets.  Earlier mapping and surface channel sampling helped identify the initial drill targets. Two target types emerged from this preliminary work: widespread, lower-grade gold envelopes (0.5 to 3.0 g/t) in silica and/or carbonate altered zones within and surrounding the iron formation units, and narrow high-grade intervals occurring in sulphide bearing, silica-rich iron formation layers where they intersect the hinge areas of the numerous tight folds in the project area.  Results from the initial 2005 drill program indicated that gold mineralization occurs both in wider, lower grade zones and in narrow, high grade shoots. Both types of mineralization are hosted by BIF, similar to the host rock at São Bento.  The 2006 work program will consist of 12,000 meters of diamond drilling, additional mapping and sampling, magnetic and IP geophysics and initial metallurgical testwork.  We are extremely encouraged by the results of our exploration program to date and we are looking forward to continued success in 2006.  The Vila Nova gold project will be the priority target for Brazilian exploration in 2006, the budget for the Vila Nova gold project for 2006 is $3.4 million.

Tartarugalzhino

We own a 100% interest in the Tartarugalzhino project in Amapa State covering an area of 80,000 hectares.  In 2005, work crews continued with geologic mapping and sampling.  An airborne geophysical survey was completed.  The work plan for Tartarugalzinho for 2006 consists of follow-up mapping and sampling of both garimpero workings and geophysical anomalies discovered as a result of the airborne survey in 2005.  Our first stage budget for Tartarugalzinho is $370,000.

Vila Nova Iron Ore Project

We have an option to acquire 50% of the Vila Nova iron ore project from DSI by spending $200,000 on exploration expenditures and $175,000 in option payments over two years.

The massive hematite forms a steeply dipping body 10 to 40 meters thick that trends approximately north-south with a narrower fold limb extending to the northwest. The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

An inferred mineral resource of 8.7 million tonnes has been estimated with an iron content of 61.5% at the project.  The inferred mineral resource is based on 19 diamond drill holes located on section lines 100 meters to 200 meters apart over a strike length of 1,400 meters.  Our plan for the Vila Nova iron ore project for 2006 is to prepare a feasibility study to allow us to convert this mineral resource to proven and probable reserves and to continue with permitting and project implementation.  Approximately 1,500 meters of infill and extension drilling will be completed in 2006, as well as metallurgical testwork and preliminary site layouts.  The budget for the Vila Nova iron ore project in 2006 is $900,000.

Environment

São Bento continues to operate within all Brazilian federal, state and local laws and regulations and maintains a process of providing information to FEAM, the state agency in charge of environmental protection and regulation. In those instances where environmental laws have not evolved to cover certain aspects of the operation, we adopt accepted world standards. We place considerable emphasis on improving safeguards to the environment; for example, we modified the plant drainage to capture all runoff in the tailings impoundment. The mine maintains a greenhouse to cultivate native species for reclamation and is currently revegetating an abandoned open pit.

In 2005 and 2004, there were no incidents adversely affecting the environment. The mine is participating in a multi-stakeholder group studying background values of arsenic in the area and communities surrounding the mine. In 2003, the São Bento mine opened the Centre of Environmental Education and established environmental education programs for employees and the public. In 2004, São Bento won an Environmental Preservation Award for its environmental management program, which includes the creation of a 180-hectare park area on the mine site.

Associated Projects

On October 30, 2002, Eldorado completed an agreement with AngloGold under the basic terms of a letter of intent signed in August 2000, including the following:

1)

Eldorado, through its wholly owned subsidiary, São Bento Mineraçao SA, was granted a mining lease under which it will have the right to explore, develop and mine any reserves it discovers down dip beyond the 30th level, its existing property boundary with Anglogold. In exchange, a net smelter royalty on the production of gold recovered from Anglogold properties will be paid to Anglogold according to a graduated scale ranging from 0.5% at a gold price less than $275 per ounce to a maximum of 4.0% at a gold price of $399 per ounce or greater.

2)

Anglogold was granted an option valid for a period of three years, providing Anglogold with the rights, in the event that a mining operation is developed on its adjacent properties, to access any surplus capacity at the São Bento plant and to expand the plant at Anglogold's sole cost and without disruption to Eldorado's operations. Operating costs for the plant would be borne by both companies pro rata according to their proportionate planned and actual use of the facility. In addition to sharing in any unit cost savings from utilizing an expanded plant, Eldorado will receive a net smelter royalty based on the same graduated scale as Anglogold's royalty and payable on all gold produced from the Anglogold property that is processed through the Eldorado facility.

On November 21, 2005, Eldorado gave notice to AngloGold that there would be no surplus capacity.

As of March 1, 2002, an agreement was signed establishing the terms of an Option Agreement between Eldorado and Companhia Vale do Rio Doce ("CVRD") whereby Eldorado was granted an option to purchase the Brumal property (located near the São Bento mine) in its entirety after spending $1.5 million in a staged work program to be completed over 2.5 years. On March 3, 2003, Eldorado and CVRD terminated the Option Agreement.

Piaba Project, Maranhão State

We own a 50% interest in the Piaba project through our 50% ownership of Aurizona Goldfields Corporation. This project consists of one mining concession covering an area of 9,981 hectares. Three additional applications for exploration permits cover an additional area of approximately 20,100 hectares to the west.

In February 2005, we contracted AMEC Americas to examine the viability of the Piaba project in northeastern Brazil, which hosts a significant resource in weathered and fresh rock. This study concluded that the project is economic at current gold prices and recommended further metallurgical testwork. We do not intend to advance this project in 2006 due to other priorities in Brazil.

Luziânia Project, Goias State

We have transferred our interest in the Luziânia project to our joint venture partner. We retain a 5% royalty interest.

FINANCE

On January 10, 2003, the SEC declared our registration statement on Form 40-F effective.

On January 23, 2003, our Common Shares began trading on the AMEX under the symbol "EGO".

On March 21, 2003, we were added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector - Material, Gold.

On August 25, 2003, we completed a financing of 25,000,000 units at a price of Cdn$3.10 per unit with a syndicate of underwriters for gross proceeds of Cdn$77,500,000 ($55,320,000). Net proceeds after paying all expenses relating to the offering were Cdn$73,999,000 ($52,822,000). Each unit consisted of one Common Share in the capital of the Company and one-half of one Common Share purchase warrant. The warrants were issued pursuant to a Warrant Indenture dated August 25, 2003 between Eldorado and Computershare Trust Company of Canada. Each warrant entitled the holder to acquire one Common Share at a price of Cdn$4.10 until August 25, 2004. On August 16, 2004, the term of the warrants was extended by one year and all warrants expired on August 25, 2005.

On September 29, 2003, we eliminated our outstanding Convertible Debenture debt, leaving us in a debt-free position.

On November 12, 2004, we completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwriters for gross proceeds of Cdn$77,625,000 ($65,083,000). Net proceeds after paying all expenses relating to the offering were Cdn$74,103,000 ($62,140,000).

On April 6, 2005 Tüprag entered into a revolving credit facility for $65,000 with HSBC Bank USA, National Association.  The credit facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account over which the HSBC Bank holds security. At December 31, 2005, the total debt outstanding was $50,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tüprag drew $15,000 at 4.19%, on June 15, 2005 Tüprag drew $20,000 at 4.35%, on July 29, 2005 Tüprag drew $5,000 at 4.66% and on September 2,

2005 Tüprag drew $10,000 at 4.64%. The facility is scheduled for repayment in 2006, renewable annually at the Company's option for 5 years.

On August 25, 2005, Eldorado made a credit facility available to Afcan in the amount of $15 million. Loans under the facility had interest at a rate equal to LIBOR plus 3% per annum. Upon the completion of the Transaction the loan was converted to an inter-company loan.  Proceeds of the credit facility were used primarily to fund Tanjianshan obligations of QDML.

On September 13, 2005, as a result of the acquisition of Afcan, we inherited two loans of $2.13 million payable to Sino Gold Limited.  The first loan of $0.70 million and the first instalment of the second loan of $0.29 million were paid in full at December 31, 2005.

On February 7, 2006, we completed our financing of 30,000,000 Common Shares with a syndicate of underwriters and the underwriters over-allotment of 4,500,000 common shares for a total of 34,500,000 Common Shares at CDN$5.40 per common share for gross proceeds of CDN$186,300,000. The net proceeds to us were CDN$178,848,000 and the Underwriters received a cash commission of CDN$7,452,000.

GOLD MARKET AND PRICE

Gold is used primarily for product fabrication and investment. Gold is traded on international markets and individual buyers and sellers generally are unable to influence its price. The London price fixing for gold on December 30, 2005 was $513 per ounce.

FOREIGN CURRENCY EXPOSURE

All of Eldorado's revenues from gold sales are denominated in US dollars, while the majority of its operating costs are denominated in the local currencies of the countries in which it operates. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis. As much as possible, we hedge our local currency foreign exchange exposure in relation to the US dollar with the goal of minimizing our foreign-currency-denominated costs.

The foreign exchange gains/(losses) realized in the last four financial years are:

December 2005	$976,000
December 2004	$196,000
December 2003	$6,494,000
December 2002	($1,046,000)
December 2001	($173,000)

GOLD REFINING, SALES AND HEDGING ACTIVITIES

Degussa Brasil Ltda. in Brazil refines the São Bento mine's gold doré to market delivery standards. In 2006, ValcambiSA, in Switzerland will begin refining the gold doré production from our Turkish Kisladag mine to market delivery standards. At the time of this report, a refiner in China has not been identified for Tanjianhsan's gold doré production. Production at the Tanjianshan mine is planned to commence in October 2006, at which time we expect to enter into a contract with a refinery. We do not believe that there would be any negative impacts if we lost the services of our current refiners, since other refiners are available.

We use a variety of hedging techniques to mitigate the impact of downturns in the gold market and provide adequate cash flow for operations. In 2005, we sold our gold production to bullion dealers on a spot market basis. As of the date of this report, we do not have any gold or currency hedges in place.

Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

CURRENCY AND EXCHANGE RATES

Our revenue is derived primarily from the sale of gold, denominated in US dollars. Our costs are incurred in a variety of currencies, including the Canadian dollar, the Brazilian Real ("Real"), the Turkish Lira ("Lira") and the Chinese Renminbi ("RMB"). Our accounts are maintained in US dollars.

The noon rate of exchange on January 30, 2006, as reported by the Bank of Canada, for converting Canadian dollars into US dollars was Cdn$0.8739 per US$1.00 (Cdn$1.00 equals US$1.1443).

The following table sets forth: (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for converting Canadian dollars into US dollars.

	Year Ended December 31,
	2005	2004	2003	2002
Rate at end of period	0.8577	0.8305	0.7730	0.6339
Average rate for period	0.8254	0.7684	0.7135	0.6368
High for period	0.8691	0.8494	0.7738	0.6618
Low for period	0.7872	0.7160	0.6350	0.6199

EMPLOYEE RELATIONS AND PERSONNEL

As at February 28, 2005, Eldorado and its subsidiaries had 1,264 hourly workers, contractors and permanent employees worldwide (Brazil: 714, Canada: 20, Turkey: 230, China: 300). We also engage a number of contractors to work on specific projects. None of our employees belong to a union, except for the hourly workers at the São Bento mine. Labour agreements in Brazil are mandated to one-year contracts. A labour agreement with the Santa Barbara Gold and Precious Metals Extraction Industry Workers Union was signed in Q3 2004 without disruption. Kisladag will employ approximately 365 people at maximum production, and the majority of the workers will be drawn from the local region. We consider our employee relations to be good.

COMPETITION

We compete with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, we may be unable to acquire attractive gold mining properties on terms we consider acceptable.

RISK FACTORS

We are engaged in mining, development and exploration activities which, by their nature, are speculative due to the high-risk nature of our business and the present stage of our various properties.  Our securities should be considered a highly speculative investment due to the nature of our business.  Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors set out below and under the heading "Risk Factors" contained in the AIF incorporated herein by reference prior to making an investment in us.  Such risk factors could materially affect our future financial results and could cause actual events to differ materially from those described in forward-looking statements relating to us or our business, property or financial results, each of which could cause investors to lose part or all of their investment in our Common Shares.

Risks related to Financial Matters

Gold price volatility may affect our profitability.

The profitability of our operations is significantly affected by changes in the gold price.  The gold price can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa.  In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.  The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Between 2001 and 2005 the price of gold as quoted on the London Bullion Market ranged between a low of $255.95 and a high of $536.50 per ounce, based on the P.M. fixing price for gold.

The gold price used in the 2005 reserves and resources calculations for São Bento and the TJS Project was $450 per ounce and $350 per ounce for Kisladag.  Currently, our five year plan assumes a gold price of $450 for 2006, $425 for 2007, $400 for 2008, $375 for 2009, and $375 for 2010, for an average of $405 per ounce.  Consequently, reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of reserves and resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

If gold prices were to decline significantly or for an extended period of time, we might be unable to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licenses.  As a result, we might lose our interest in, or be forced to sell, some of our properties.

If we engage in gold hedging activities it may minimize the effect of a decline in the gold price on the results of our operations but it may also limit the price that can be realized on our gold.

As of the date hereof, we have no gold hedges in place but may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimise the effect of declines in gold prices on results of operations for a period of time.  Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract.

Mineral reserve and resource estimates are only estimates and there is no certainty that the indicated levels of gold production will be realized by us.

The proven and probable reserve figures set forth in this prospectus are estimates, and there is no certainty that the indicated levels of gold production will be realized.  Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates.  For example, cut-off grades for our deposit estimates are based on certain assumptions for plant recovery, gold value, mining dilution and recovery, along with operating and capital costs projections that are based on the historical production figures.  Estimated reserves and resources may have to be recalculated based on actual production or exploration results.  Market price fluctuation of gold, as well as increased production costs or alteration in recovery rate may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine.  Any material reduction in estimates of our reserves or our ability to extract these reserves could have a material adverse effect on our future cash flow, results of operations and financial condition.

There are numerous uncertainties inherent in estimating proven and probable reserves and measured, indicated and inferred mineral resources, including many factors beyond our control.  The estimation of reserves and resources is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable.  There can be no assurance that these estimates will be accurate, that reserves and resource figures will be accurate, or that reserves or resources can be mined or processed profitably.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Certain reserve and resource estimates included in documents incorporated by reference were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards used in this prospectus.

The disclosure in this Annual Information Form and documents incorporated by reference use terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian NI 43-101.  For example, we use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this prospectus to comply with the reporting standards in Canada.  We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission, or the SEC, does not recognize them.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this prospectus is economically or legally mineable.

In addition, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Our failure to achieve our production estimates could have a material adverse effect on our future cash flows, results of operations and financial condition.

Estimates of future production for our mining operations as a whole are derived from our five-year mining plans.  These estimates are subject to change.  For example, São Bento is facing increasingly challenging ground conditions at depth, including adverse ventilation and temperature levels underground and lower grade production scheduling.  These conditions combined with appreciation in the Real have resulted in an increase in cash costs per ounce.  We reduced our estimate of probable reserves in this area and reduced mine life of the São Bento operation.

We cannot give any assurance that we will achieve our production estimates.  Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flows, results of operation and financial condition.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•

actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;

•

mining dilution;

•

pit wall failures or cave-ins;

•

ventilation and adverse temperature levels underground;

•

industrial accidents;

•

equipment failures;

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•

encountering unusual or unexpected geological conditions;

•

changes in power costs and potential power shortages;

•

shortages of principal supplies needed for operation, including explosives fuels, chemical reagents, water, equipment parts and lubricants;

•

strikes and other actions by labour at unionized locations; and

•

restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by our personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Delays often can occur in the commencement of production.

We may need to raise additional financing in the future to fund our exploration and development program.

We estimate that our current financial resources and the proceeds from this offering, will be sufficient to undertake our presently planned exploration and development program.  Further exploration on, and development and construction of, our mineral resource projects in Brazil, Turkey and China will require additional capital. In addition, a positive production decision on any of our current projects would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties will depend upon our ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

We operate in a number of jurisdictions outside of North America, namely Brazil, Turkey and China, and incur certain expenses in foreign currencies.  Currently, revenue from operations are received in United States dollars while a significant portion of our operating expenses are incurred in Real, Lira and RMB.  We incur certain production costs at São Bento in Real, which appreciated 25% during 2005 and increased production costs at São Bento.  We anticipate that we will incur exploration costs related to our operations in China in RMB, the value of which fluctuates and is subject to changes in the PRC's political and economic conditions.  A significant portion of our construction costs and operating expenses are in Lira and are subject to currency exposure.

We are subject to fluctuations in the rates of currency exchange between United States dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition.  Consequently, construction, development and other costs may be higher than we anticipate.  We currently do not hedge against currency exchange risks, although we may do so from time to time in the future.

Risks related to our business and operations.

Regulatory requirements significantly affect our mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

We conduct operations in a number of jurisdictions outside of North America, namely Brazil, Turkey and China.  The laws in each of these countries differ significantly and may change.  Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.  Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations, may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial conditions.

There are numerous additional risks related to our foreign investments and operations which may limit or disrupt a project.

The majority our activities and investments are located in foreign countries.  Our material foreign investments include operations in Brazil and exploration and development projects in Brazil, Turkey and China.

These investments are subject to the risks normally associated with conducting business in foreign countries.  Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.  In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues.  Although we are not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where we have operations or conduct exploration activities, the mineral rights or certain portions of such rights are owned by the relevant governments.  Such governments have entered into contracts with us and our subsidiaries, or granted permits or concessions that enable us to conduct operations or development and exploration activities on such lands.  Notwithstanding such arrangements, our ability to conduct our operations or development and exploration activities on such lands is subject to changes in government policy over which we have no control.  If such a change were to occur that affected our right or the rights of any of our subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of our operations.

We can not provide any assurances that we will be issued the necessary exploration and mining permits and licences, or if issued that they will be renewed or that we can comply with the conditions imposed.

All mineral resources in the countries where we operate are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

We can not provide any assurances that our joint venture partners will not veto our plans for the business and prevent us from achieving our objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company.  Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

As gold exploration is highly speculative and involves many risks, we cannot provide any assurance that our gold exploration efforts will be successful.

Gold exploration is highly speculative in nature, involves many risks and frequently is not productive.  There can be no assurance that our gold exploration efforts will be successful.  Success in increasing reserves is a result of a number of factors, including the quality of our management, its level of geological and technical expertise, the quality of land available for exploration and other factors.  Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current reserves with new reserves.

Development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly for those estimated for a project prior to production.

Mine development projects, including our development at Kisladag and Tanjianshan, typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing.  The economic feasibility of development projects is based on many factors such as:

•

estimation of reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs of such projects.

Our development projects have no operating history upon which to base estimates of future cash operating costs.  Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•

unanticipated changes in grade and tonnage of ore to be mined and processed;

•

unanticipated adverse geotechnical conditions;

•

incorrect data on which engineering assumptions are made;

•

costs of constructing and operating a mine in a specific environment;

•

availability and costs of processing and refining facilities;

•

availability of economic sources of power

•

adequacy of water supply;

•

adequate access to the site, including competing land uses (such as agriculture and illegal mining);

•

unanticipated transportation costs;

•

government regulations (including regulations to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

fluctuations in gold prices; and

•

accidents, labour actions and force majeure events.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.  In the past, we have adjusted our estimates based changes in to our assumptions and actual results.

We need to continually obtain additional reserves for gold production

Because mines have limited lives based on proven and probable reserves, we must continually replace and expand our reserves as our mines produce gold.  Our ability to maintain or increase our annual production of gold will be dependent in significant part on our ability to bring the Kisladag Project and the TJS Project into production and to expand existing operations.

We are subject to a number of risks and hazards that may result in damage to our property, delays in our business and possible legal liability.

Our operations are subject to a number of risks and hazards including:

•

environmental hazards;

•

discharge of pollutants or hazardous chemicals;

•

industrial accidents;

•

failure of processing and mining equipment;

•

labour disputes;

•

supply problems and delays;

•

changes in regulatory environment;

•

encountering unusual or unexpected geologic formations or other geological or grade problems;

•

unanticipated changes in metallurgical characteristics and gold recovery;

•

encountering unanticipated ground or water conditions;

•

cave-ins, pit wall failures, flooding, rock bursts and fire;

•

periodic interruptions due to inclement or hazardous weather conditions; and

•

other acts of God or unfavourable operating conditions and bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.  Satisfying such liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

Our properties in China are subject to a variety of additional risks.

Risks related to Joint Venture

Our interest in the TJS Project is through a joint venture company established under and governed by the laws of China.

China's economy has been undergoing a transition from a planned economy to a more market-oriented economy. Although the Chinese government has recently implemented economic reforms, reduced state ownership and established corporate governance in business enterprises, a substantial proportion of productive assets in China is still owned by the Chinese government. Our joint venture partner in China is a state-sector entity and, like other state-sector entities, its actions and priorities may be dictated by government policies, instead of purely commercial considerations.

Policy Risks

The Chinese government plays a significant role in regulating the mining industry by implementing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, control of foreign currency-denominated obligations and provisions in its Foreign Investment Guidelines for Foreign Investment.

The Chinese economy has experienced significant growth in the past 20 years.  Such growth has been uneven both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time to control the rate of economic growth.

Companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

Regulation of Gold Market

In the PRC, the exporting of gold requires certain approvals.  There is no assurance that such approvals can be obtained.  Hence, most gold producers in the PRC sell their gold through the Shanghai Gold Exchange. Currently the Shanghai Gold Exchange serves as a spot market of gold for its members and gold is traded through it at market price.

Foreign Exchange Control

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls.  Currently we may repatriate our profits and dividends in foreign currency but may not repatriate our capital except with the approval of the Chinese State Administration of Foreign Exchange.

We may not be able to maintain adequate insurance against the risks of our business.

Where considered practical to do so we maintain insurance against risks in the operation of our business in amounts which we believe to be reasonable.  Such insurance, however, contains exclusions and limitations on coverage.  We cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  In some cases, coverage is not available or considered too expensive relative to the perceived risk.

We compete with other companies with greater financial resources.

We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do.  We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

We depend on a number of key personnel, including Paul Wright, our President and Chief Executive Officer, Norm Pitcher, our Chief Operating Officer, and Earl Price, our Chief Financial Officer, the loss of any one of whom could have an adverse effect on our operations.  We have employment contracts with each of these key personnel.  We do not have key man life insurance.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees.  Although we have done so in the past and expect to do so in the future, we cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

We cannot give any assurance that title to our mineral properties will not be challenged.

While we have has investigated title to all of our mineral claims and to the best of our knowledge, title to all our properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations.  We cannot give any assurance that title to our properties will not be challenged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit.  In addition to the litigation in Turkey as described under the heading "Recent Developments - Turkey" above and under the heading "Development Projects - Turkey Projects" in this Annual Information Form, we are also involved in various routine legal proceedings.  We believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation.  However, defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Risks related to acquisitions

Risks inherent in acquisitions that we may undertake could adversely affect our growth and financial condition.

We are actively pursuing the acquisition of advanced exploration, development and production assets consistent with our acquisition and growth strategy.  From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions.  Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of our key employees or the key employees of any business we acquire;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on our ability to grow and on our financial condition.

We cannot give any assurance that we will successfully identify and complete an acquisition transaction and if completed, the business acquired will be successfully integrated into our operations.

While we continue to seek acquisition opportunities consistent with our acquisition and growth strategy, we cannot be certain that we will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into our operations successfully.  Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition.  Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on our results of operations and financial condition.  In addition, to acquire properties and companies, we would use available cash, incur debt, issue our common shares or other securities, or a combination of any one or more of these.  This could limit our flexibility to raise capital, to operate, explore and develop our properties and to make additional acquisitions, and could further dilute and decrease the trading price of our common shares.  When evaluating an acquisition opportunity, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in the business that we are acquiring.

From time to time, we engage in discussions and activities with respect to possible acquisitions.  At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development.  While at the present time we have no binding agreement or commitment to enter into any such transaction, we are actively pursuing  potential acquisitions.  We can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into our operations.  If we fail to manage our acquisition and growth strategy successfully it could have a material adverse effect on our business, results of operations and financial condition.

There may be no right for shareholders to evaluate the merits or risks of any future acquisition undertaken by us.

There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us except as required by applicable laws and regulations.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

We have never paid cash dividends on our Common Shares.  We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future.  As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common Shares in the foreseeable future.  Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.

We may issue additional Common Shares in the future pursuant to a number of existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities.  A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Our shareholder rights plan may discourage certain transactions.

We have adopted a shareholder rights plan designed to provide our Board of Directors with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of our shareholders. The rights plan has not been adopted in response to, or in anticipation of, any acquisition or take-over bid and is not intended to prevent a take-over of the company, to secure continuance of current management or the directors in office or to deter fair offers for our common shares. The rights plan may, however, increase the price to be paid by a potential offeror to obtain control of us and may discourage certain transactions.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our Common Shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence.  In addition, although we substantially comply with the corporate governance guidelines of AMEX, we have obtained exemptions from AMEX permitting us to follow the shareholder meeting quorum requirements of our bylaws, which provide that a quorum is met by two persons holding or representing not less than 5% of the outstanding voting shares (as compared to 33 1/3% under AMEX requirements).

In addition, we may from time-to-time seek relief under from AMEX corporate governance requires on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.eldoradogold.com. Information contained on our website is not part of this annual report.

If any of the foregoing events, or other risk factor events as described herein and incorporated by reference herein occur, our business, financial condition or results of operations could likely suffer.  In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CAPITAL STRUCTURE

Share Capital

Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of convertible non-voting shares ("Non-Voting Shares"), of which, as of December 31, 2005, 302,577,378  Common Shares were issued and outstanding, and no Non-Voting Shares were issued and outstanding.

All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up, or other distribution of our assets for the purpose of winding up our affairs and the entitlement to dividends. Distributions in the form of dividends, if any, will be set by the Board of Directors. For more information, see "Dividend Policy". Holders of Common Shares are entitled to receive notice of all shareholder meetings and to attend and vote their shares at the meetings. Each Common Share carries with it the right to one vote.

If Non-Voting Shares were outstanding, the holders of these shares would be entitled to participate equally with the holders of the Common Shares with respect to dividend payment; asset distribution resulting from a liquidation, dissolution or winding-up; or the distribution of our assets for the purpose of winding up our affairs. Holders of Non-Voting Shares are entitled to receive notice of and to attend all meetings of the shareholders, but (except as required by law) they are not entitled to vote at any such meeting. Our articles state that holders of Non-Voting Shares may not vote separately as a class but will have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares. Each issued Non-Voting Share may at any time be converted at the option of the holder into one Common Share, provided that no such conversion may occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40% or more of the issued and outstanding Common Shares.

If Non-Voting Shares were outstanding, neither the Common Shares nor the Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless at the same time the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. No stock dividend may be declared or paid in respect of either the Common Shares or the Non-Voting Shares unless the stock dividend is declared equally on both classes of shares. No rights offering may be made to holders of Common Shares or Non-Voting Shares unless the rights offering is made equally to all holders of both classes of shares.

Provisions as to the modifications, amendment or variation of the rights attached to our shares are contained in our articles and the Canada Business Corporations Act. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 2/3 of the votes cast).

Warrants

As of February 28, 2006, 760,000 Warrants were issued and outstanding. The Warrants were issued as part of the Compromise Agreement with Afcan.

Subject to certain adjustments, each whole Warrant entitles the holder to purchase one Common Share at an exercise price of Cdn$2.4375 per Common Share.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELD" and on the AMEX under the symbol "EGO". Our common shares were listed on the TSX on October 23, 1993 and on the AMEX on January 23, 2003. The following sets out the price range and volumes traded or quoted on the TSX on a monthly basis for each month of the most recently completed financial year:

Trading Price and Volume

Month	High Cdn$	Low Cdn$	Close Cdn$	Volume
January/05	3.52	3.22	3.34	17,723,700
February/05	3.97	3.22	3.80	22,048,400
March/05	4.07	3.21	3.45	23,759,000
April/05	3.57	2.84	3.00	22,203,300
May/05	3.03	2.55	2.90	17,031,800
June/05	3.34	2.82	3.25	21,826,600
July/05	3.49	3.09	3.31	10,755,100
August/05	3.93	3.20	3.57	31,828,500
September/05	4.40	3.63	4.11	36,128,100
October/05	4.36	3.35	3.61	31,729,200
November/05	5.09	3.50	4.67	66,168,900
December/05	5.95	4.52	5.69	70,337,700

DIVIDEND POLICY

We have not paid dividends on common shares since incorporation, nor do we currently intend to pay dividends. We anticipate using our cash resources to undertake exploration, development and expansion programs on our mineral properties and to acquire additional mineral resource properties.

DIRECTORS AND OFFICERS

The Company's Articles and bylaws state that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) directors. The number of directors has been fixed at seven (7).

At each annual meeting of the Company's shareholders, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the CBCA. To meet CBCA requirements, at least 25% of the members of our Board of Directors must be resident Canadians.

The names and provinces of residence, offices held within the Company and principal occupations of the directors and executive officers of the Company are listed below:

Name and Province/State of Residence	Principal Occupation
John S. Auston (2) (3) British Columbia Canada Independent Director	Director of the Company since April 30, 2003. President & CEO of Ashton Mining (1996 - 2000); currently a director of Cameco Corporation and Centerra Gold Inc.

K. Ross Cory (1) (3) British Columbia Canada Independent Director

Director of the Company since April 30, 2003. Various senior executive & director capacities with Raymond James Ltd. (formerly Goepel McDermid) since 1989; currently a director of Regalito Copper Corp., Northern Peru Copper Corp. and Lumina Resources Corp.

Robert R. Gilmore(1) (2) Colorado United States Independent Director Chairman, Audit Committee

Director of the Company since April 30, 2003.

Independent Financial Consultant; formerly

Chief Financial Officer of Teamshare Inc. (2000-2002); Chief Financial Officer US Gold; Independent Financial Consultant (1997-2000).

Berne Jansson British Columbia Canada Vice President, Operations	Vice President, Operation since March 2005. General Manager, Kisladag in Turkey from 2003-2005.
Wayne D. Lenton (2) Arizona United States Independent Director	Director of the Company since June 1995. Independent Mining Consultant since March 1995; currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.
Hugh C. Morris (1) (3) British Columbia Canada Independent Director Non-Executive Chairman

Chairman of the Board of the Company since January 1995. Acting President from November 24, 1998 to March 24, 1999 and Acting Chief Executive Officer of the Company from November 24, 1998 to October 1, 1999; Independent Mining Consultant since April, 1993; currently a director of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas and Triex Minerals Corporation.

Dawn L. Moss British Columbia Canada Corporate Secretary

Corporate Secretary since October 27, 2000. Corporate Administrator of the Company from November 1998 to October 2000; Corporate Development Officer of Diagem International Inc. from February 1998 to November 1998.

Norman S. Pitcher British Columbia Canada Chief Operating Officer

Chief Operating Officer since July 2005.

Vice President, Exploration & Development from May 2004- July 2005. Manager, Evaluations of the Company from November 2003 to May 2004; Chief Geologist for Pan American Silver 1997 to November 2003.

Earl W. Price British Columbia Canada Chief Financial Officer	Chief Financial Officer since Jan 1, 2003. Vice President, Finance of the Company from October 2001 to December 31, 2002; Senior Operations Controller of the Company since March 1997.
Donald Shumka British Columbia (1) Canada Independent Director	Director of the Company since May 3, 2005. President and Managing Director of Walden Management Ltd., the Vice President Finance and Chief Financial Officer of West Fraser Timber Company.
Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director

Director of the Company since March 1999. President and Chief Executive Officer since October 1, 1999; President and Chief Operating Officer from March 1999 to October 1999; Senior Vice President, Operations from October 1997 to March 1999; Vice President, Mining from July 1996 to October 1997.

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

(3)

Member of the Corporate Governance & Nominating Committee

Six of Eldorado's directors have been directors since the last annual shareholders' meeting of the Company. Donald Shumka was appointed to the Board at a Board of Directors meeting held April 28, 2005.  Each of the Director's terms will expire at the next annual shareholders meeting of the Company. See the Management Information Circular dated March 20, 2006. None of the directors or officers of the Company have been or are subject to a cease trade order, insolvency proceedings or securities penalties or was with an issuer subject to a cease trade order, insolvency proceedings or securities penalties.

As at February 28, 2006, 3,871,700 (or less than 1.14% of the Common Shares outstanding) were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers of the Company as a group.

CORPORATE GOVERNANCE AND BOARD COMMITTEES

Our Board has adopted a written mandate in which it has explicitly assumed responsibility for the stewardship and overseeing the management of our business. Our Board carries out its mandate directly or through its committees described below. For further information on our corporate governance practices, see our Management Information Circular dated March 20, 2006 filed on SEDAR at www.sedar.com under the Company's name.

The Board has established three Committees of directors: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee is composed of three independent directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Committee is responsible for annually reviewing the compensation of directors and officers, and make recommendations to the Board. Terms of Reference for the Compensation Committee describe the

Committee's responsibilities, powers and operations. These Terms of reference, incorporated by reference in this AIF, were approved by the Board of Directors on February 2, 2006 and are available in the Management Information Circular dated March 20, 2006 and on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Compensation Committee is composed of the following directors:

Wayne Lenton, Chairman

Robert Gilmore

John Auston

Audit Committee

The Audit Committee is currently composed of four independent directors. The Audit Committee is responsible for overseeing financial reporting, internal controls and public disclosure documents, as well as recommending the appointment of our external auditors, reviewing the annual audit plan and auditor compensation, approving non-audit services provided by the external auditor, reviewing hiring policies regarding former staff and auditors and evaluating our risk management procedures/systems.

The Audit Committee has adopted a Terms of Reference that reflects these and other responsibilities. The Audit Committee has adopted, as part of its Terms of Reference, policies that requires its pre-approval of audit, audit-related, tax and non-audit services to be provided by Eldorado's auditors. The Terms of Reference for the Audit Committee, incorporated by reference into this AIF, were approved by the Board of Directors on February 2, 2006 and are available in the Management Information Circular dated March 20, 2006 or on our website www.eldoradogold.com or by contacting our Corporate Secretary.

Composition of and Education and Experience of Members of the Audit Committee

The Audit Committee is composed of the following directors:

Robert Gilmore, Chairman

Hugh Morris

Ross Cory

Donald Shumka

Each member of the Audit Committee is independent and financially literate. For particulars on the experience and education of the members of our Audit Committee that is relevant to the performance of his responsibilities as an audit committee member, please refer to the "Directors and Officers" section within this AIF and pages 5 and 6 of our Information Circular dated March 20, 2006.

The aggregate fees billed for professional services rendered by our auditors, PricewaterhouseCoopers LLP, to us for the years ended December 31, 2005 and 2004 are as follows:

	Years ended December 31
	2004 Cdn$	2005 Cdn$
Audit:	192,000	121,000
Audit Related:	81,000	33,000
Tax:	224,000	321,000
All Other Fees:	--	--
Total	497,000	475,000

In 2005, our Audit Committee determined that non-audit services would no longer be performed by the Company's external auditors and that management was instructed to establish agreements with other service providers for such non-audit services.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was established by the Board of Directors in 2005.  The Terms of Reference for the Corporate Governance and Nominating Committee are incorporated by reference into this AIF and were approved by the Board of Directors on February 2, 2006 and are available in the Management Information Circular dated March 20, 2006 or on our website www.eldoradogold.com or by contacting our Corporate Secretary.

The Corporate Governance and Nominating Committee is composed of the following directors:

Ross Cory, Chairman

Hugh Morris

John Auston

LEGAL PROCEEDINGS

Other than has been disclosed in this AIF concerning the Turkish projects, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of March 27, 2006 we are not aware of any material interest, either direct or indirect, of (i) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries' directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction that has been entered into within our three most recent completed financial years or during the current financial year that has materially affected or will materially affect us.

TRANSFER AGENTS & REGISTRARS

The registrar and transfer agent for our Common Shares is Computershare Trust Company of Canada ("Transfer Agent") at its principal offices located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

The registrar and transfer agent for our Warrants is Computershare Trust Company of Canada at its principal offices located at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

As part of the Afcan Transaction, Eldorado entered into an Exchange Agreement dated September 13, 2005 among Afcan, Eldorado and Natcan Trust Company (the "Exchange Agreement") to facilitate the exchange of Afcan Shares and Aafacan Warrants to purchase Common Shares in the capital of Afcan for Eldorado Common Shares and Eldorado Warrants to purchase Common Shares in the capital of Eldorado. As part of the Exchange Agreement, Natcan Trust Company holds, as exchange agent, the Eldorado Share consideration and Eldorado Warrant consideration necessary for the exchange of Afcan Shares and Afcan Warrants and acts as agent for this exchange. The Exchange Agreement terminates on the earlier of (i) September 13, 2011; or (ii) the date on which the Eldorado Share consideration and Eldorado Warrant consideration have been delivered to the former holders of Afcan Shares and Afcan Warrants in accordance with the Exchange Agreement.

The register of transfers for our:

(i)

Common Shares is located at our Transfer Agent's principal office in Vancouver, British Columbia, and branch registers of transfer at its principal offices in Toronto, Ontario; and

(ii)

Warrants are located at the Warrant Trustees's principal offices in Vancouver, British Columbia and Toronto, Ontario.

(iii)

Eldorado Warrants exchanged for Afcan Warrants pursuant to the Exchange Agreement are located at the offices of Eldorado Gold Corporation in Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2003) other than described in this document.

INTEREST OF EXPERTS

Our auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.  The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF:

(1) Gary Giroux, of Micon International Limited;

(2) Callum Grant, formerly of Hatch Ltd.; and

(3) John Edward Hearne and Harry Warries of RSG Global Pty Ltd.

To the knowledge of the Company, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in the property of the Company or of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of securities of the Company or of an associated party or an affiliate of the Company.  Please refer to the information under the headings “Kisladag Reports”, “TJS Reports” and “São Bento Reports” for detailed lists of technical reports regarding these projects and the related qualified persons who prepared them.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and a statement of interests of insiders in material transactions, is contained in the Management Information Circular dated March 20, 2006 that involves the election of directors and in respect of the year ended December 31, 2005. As well, additional financial information is provided in our comparative Financial Statements and MD&A. This additional information is available on SEDAR at www.sedar.com under the Company name. We will also provide this information upon request to our Corporate Secretary.

GLOSSARY AND METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To convert from metric	To imperial	Multiply by
Hectares	Acres	2.47110
Meters	Feet	3.28080
Kilometers	Miles	0.62140
Tonnes	Tonnes	1.023
Grams/Tonne	Ounces (Troy)/Ton	0.03215

The following is a glossary of technical terms that may in this document and in the documents incorporated by reference:

adit

A passage driven horizontally into a mountainside to provide access to a mineral deposit from the surface of the working of a mine.

adsorption

The attachment of one substance to the surface of another.

andesitic

A rock condition where andesite, an igneous rock that has a silica content of approximately 60%, is present.

argillic

An alteration characterized by quartz clay mix chloride.

arsenopyrite

A whitish to steel gray coloured arsenian mineral (FeAsS).

Au

Gold.

Australasian Code

The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

autoclave

The equipment used in an oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

autogenous grinding

Grinding ore without the use of media such as steel balls or rods.

back fill

Waste material used to fill and support the void created by mining an ore body.

banded iron

formation

A rock formation that shows pronounced banding of iron-rich minerals and fine-grained quartz. Where mineralized, the formation contains sulfide and carbonate mineral.

calcareous

A substance that contains calcium carbonate.

CIL

Carbon in leach. CIL is a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold, which is then adsorbed on the carbon. The carbon is subsequently separated from the slurry, and the gold removed from the carbon.

classified tailings

Tailings material (sub-economic ground residue from mineral processing operations) that has been processed to remove fine-grained solids to promote free drainage of water. Commonly used as underground fill material.

continued

A corporation formed under laws other than the federal laws of Canada may apply to be "continued" under the federal Canada Business Corporations Act (the "CBCA") by applying for a certificate of continuance from the Corporations Directorate. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

crushing plant

A plant in which run-of-mine ore is reduced in size by mechanical crushing to improve the liberation of gold particles for downstream recovery.

crosscuts

An underground working or tunnel that is perpendicular to the trend of the rock layering.

Cu

Copper.

cut and fill

A method of stoping in which ore is removed in slices (or lifts) and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

cyanidation

The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

decline

An underground passageway connecting one or more levels in a mine, providing adequate traction for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.

dextral faults

Faults whose apparent direction of relative movement to each side is towards the right.

diamond drill
("DDH")

A type of rotary drill in which the cutting is done by abrasion rather than  percussion. The cutting bit is set with diamonds and is attached to the end of  long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is recovered in long cylindrical sections, an inch or more in diameter.

diorites

A light to dark coloured, crystalline intrusive igneous rock, composed of calcium, sodium and iron bearing alumino-silicate minerals.

dilution

Waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

dip

The angle that a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

doré

Unrefined gold and silver in bullion form.

electrostatic

A device or technology that recovers airborne particular matter.

precipitator

fault

A surface or zone of rock fracture along which there has been displacement, from a few centimeters to a few kilometers in scale.

feeder zones

A channelway in a rock through which mineral- and/or metal-bearing solutions or gases likely moved.

fire assay

A type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals  by weight or spectroscopic methods.

float sulphide               A byproduct of the flotation process containing primary metals.

concentrate

flotation

A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.

foliation

A parallel orientation of platy minerals or mineral banding in rocks. Most common in metamorphic rocks.

gabbro

A dark coloured, crystalline intrusive igneous rock, composed principally of the calcium, iron and magnesium bearing alumino-silicate minerals.

gangue

Minerals that are sub-economic to recover as ore.

grade

The weight of precious metals in each tonne of ore.

g/t

Grams of gold per metric tonne.

ha

Hectare.

heap leaching

The process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.

host rock

The body of rock in which mineralization of economic interest occurs.

HQ

Denotes the specific diameter of core in diamond drill.

IP

Induced polarization, a method of ground geophysical surveying using an electrical current to determine indications of mineralization.

isoclinal

Refers to a folded rock, in which two adjacent limbs are parallel.

km

Kilometer.

km2

Square kilometers.

km/h

Kilometers per hour

leach

Gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).

long hole open stope

A method of mining that involves drilling holes (typically up to 30 meters long) into an ore body and then blasting a slice of rock that falls into an open space. The broken ore is extracted and the resulting open chamber is not filled with supporting material.

m

Meters.

m2

Square meters.

m3

Cubic meters.

mm

Millimeters.

micron

0.000001 meters.

mill

A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

mine

An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

mineral reserve

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received, although it does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

proven mineral reserves

That part of a measured mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction is justified.

probable mineral reserves

That part of an indicated (and in some circumstances a measured) mineral resource that is economically mineable, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

mineral resource

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

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed (but not verified) geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization

Rock containing minerals or metals of potential economic interest.

metallurgy

The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

monzonite

A coarse-grained igneous rock containing less than 10% quartz.

mRL

Meters above sea level.

open-pit mine

An excavation for removing minerals that is open to the surface.

ounce (or oz)

Troy ounce, equal to 31.103 grams.

ore

A natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

oxide ore

Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be readily dissolved.

oz/t

Troy ounces per short ton.

Paleozoic

Unit of geologic time spanning from 570 to 245 million years ago.

phyllite

A metamorphic rock containing fine-grained, planar-oriented mica minerals.  This orientation imparts a layering to the rock.

plagiogranite

A light-coloured, crystalline intrusive igneous rock, composed of sodium and calcium bearing alumino-silicate minerals and quartz (SiO2).

porphyritic

Texture of an igneous rock in which larger crystals are set in a finer groundmass.

potassic

An alteration type characterized by the pressure of quartz, potassium, feldspar and biotite.

Proterozoic

Unit of geologic time spanning from 2500 to 570 million years ago.

ramp

An inclined underground tunnel that provides access for mining or a connection between the levels of a mine.

RC

Reverse circulation.

recovery

A term, generally stated as a percentage, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.

refractory material

Gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbon, which reduces gold recovery.

roasting

A method of oxidizing refractory ore using heat.

roasting agglomerates

A product of the roasting process.

ROM

Run of mine. Pertains to the ore that has been mined but not crushed.

run of mine

Pertains to the ore that has been mined but not crushed.

SAG

Semi-autogenous grinding. A method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.

scrubber

A device that removes SO2 from gaseous emissions.

shaft

A vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.

short ton

Equal to 2,000 pounds, equivalent to 0.893 long tonnes or 907.185 kilograms.

shrinkage stoping

A method of stoping that uses part of the broken ore as a working platform and as support for the walls.

sills

A tabular intrusive igneous rock that parallels the planar structure of the surrounding rock.

sinistral faults

Faults whose apparent direction of relative movement to each side is towards the left.

SO2

Sulphur dioxide gas.

splays

A series of minor faults at the extremities of a major fault.

stope

An underground excavation from which ore is being extracted.

strike

Azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.

sulphide ore

Ore containing a significant quantity of unoxidized sulfides.

tailings

The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

tonne

A metric tonne: 1000 kilograms or 2,204.6 pounds.

trachyte

A type of fine-grained igneous rock.

waste

Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

winze

A vertical or inclined shaft sunk from a point inside a mine.

Zadra methods

A chemical process whereby gold in solution is collected on carbon particles.

Document 2 – Audited Financial Statements of the Company  for the Year Ended December 31, 2005

December 31, 2005	Report to Shareholders
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

The Audit Committee of the Board of Directors, consisting of four members, meets regularly with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of internal control to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders and they have conducted an audit in accordance with Canadian generally accepted auditing standards and their report follows.

"Earl Price"

"Paul N. Wright"

Chief Financial Officer

President and Chief Executive Officer

March 21, 2006

AUDITORS' REPORT

To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, BC

Canada

March 3, 2006

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$33,826	$135,390
Accounts receivable	8,264	8,705
Prepaids	2,024	-
Inventories (Note 5)	7,597	5,927
	51,711	150,022

Property, plant and equipment (Note 6)	186,610	52,337
Other assets	6,288	-
Mineral properties and deferred development (Note 6)	23,326	22,676
Investments and advances (Note 9)	562	1,224
Deposits (Note 4)	50,000	-
Goodwill (Note 3)	2,238	-
	$320,735	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$19,730	$6,005
Current portion of capital lease obligation	37	-
Current portion of long term debt (Note 4)	1,488	-
	21,255	6,005

Asset retirement obligation (Note 7)	11,143	8,059
Capital lease obligation	90	-
Contractual severance obligation	2,437	636
Future income taxes (Note 10)	10,051	4,598
Long term debt (Note 4)	50,832	-
	95,808	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 8)	573,721	508,373
Contributed surplus	1,996	1,094
Stock based compensation (Note 8)	5,980	5,138
Deficit	(356,770)	(307,644)
	224,927	206,961
	$320,735	$226,259

Commitments and Contingencies (Note 11)
Subsequent event (Note 14)

Approved by the Board

"Paul N. Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)
2005		2004	2003

Revenue
Gold sales	$29,680	$33,153	$36,814
Interest and other income	4,117	2,762	1,415
	33,797	35,915	38,229
Expenses
Operating costs	35,378	33,109	22,863
Depletion, depreciation and amortization	9,798	4,431	10,321
General and administrative	12,976	5,531	4,961
Exploration expense	7,386	4,312	2,009
Interest and financing costs	88	25	569
Loss on settlement of convertible debenture	-	-	227
Stock based compensation expense	1,961	2,894	1,106
Accretion of asset retirement obligation	484	430	406
Writedown of assets	19,537	-	44,645
Loss (gain) on disposals of property, plant & equipment	(5,727)	(30)	186
Foreign exchange loss (gain)	547	(196)	(6,494)
	82,428	50,506	80,799

Loss before income taxes	(48,631)	(14,591)	(42,570)

Tax recovery (expense) (Note 10)
Current	(152)	1,406	1,107
Future	(343)	(757)	(3,570)
Net loss for the year	$(49,126)	$(13,942)	$(45,033)

Deficit at the beginning of the year:
As previously reported	(307,644)	(293,702)	(247,649)
Change in accounting policy	-	-	(1,020)
As restated	$(307,644)	$(293,702)	$(248,669)

Deficit at the end of the year	$(356,770)	$(307,644)	$(293,702)

Weighted average number of shares outstanding	284,004,311	257,643,212	221,770,349
Basic loss per share - U.S.$	$(0.17)	$(0.05)	$(0.20)
Basic loss per share - CDN.$ - (yearly avg. rate)	$(0.19)	$(0.07)	$(0.28)
Diluted loss per share - U.S.$	$(0.17)	$(0.05)	$(0.20)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
2005		2004	2003

Cash flows from operating activities
Net loss for the year	$(49,126)	$(13,942)	$(45,033)
Items not affecting cash
Depletion, depreciation and amortization	9,798	4,431	10,321
Future income taxes	343	757	3,570
Writedown of assets	19,537	28	44,929
(Gain) loss on disposals of property, plant and equipment	(227)	8	-
Loss on settlement of convertible debenture	-	-	227
Interest and financing costs	-	-	127
Amortization of hedging gain	-	329	(2,286)
Stock based compensation expense	2,426	3,720	1,418
Contractual severance expense	1,801	318	318
Accretion of asset retirement obligation	484	430	406
Foreign exchange (gain) loss	(976)	450	(6,850)
Change in non-cash working capital	2,006	(6,955)	(3,501)
	(13,934)	(10,426)	3,646
Cash flow from investing activities
Acquisition of Afcan Mining Corporation - net cash acquired	664	-	-
Property, plant and equipment	(88,757)	(22,772)	(9,391)
Proceeds from disposals of property, plant and equipment	227	357	-
Mineral properties and deferred development	(650)	(573)	(3,604)
Investments and advances	-	-	(1,196)
Proceeds from disposals of investments and advances	-	70	-
	(88,516)	(22,918)	(14,191)
Cash flow from financing activities
Long-term debt	50,000	-	-
Repayment of long-term debt	(986)	-	-
Repayment of convertible debentures	-	-	(7,150)
Deposits	(50,000)	-	-
Issue of common shares:
Voting - for cash	7,184	63,708	78,619
Other assets	(6,288)	-	-
	(90)	63,708	71,469
Foreign exchange gain (loss) on cash held in foreign currency	976	(439)	6,914
Net (decrease) increase in cash and cash equivalents	(101,564)	29,925	67,838
Cash and cash equivalents at beginning of the year	135,390	105,465	37,627
Cash and cash equivalents at end of the year	$33,826	$135,390	$105,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

1.

     Nature of operations

Eldorado Gold Corporation ("Eldorado", or "Company") is engaged in gold mining and related activities, including exploration and development, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil.  Development and construction of mines and processing facilities are underway in Turkey and China.  Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in Note 15, these principles differ in certain material respects from accounting principles generally accepted in the United States.

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

Inventories

In-process inventories consists of costs related to ore on the leach pad and in stock piles and metals in process and is valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs.  Materials and supplies inventory is valued at average cost and where appropriate less a provision for obsolescence.

Investments

Investments in shares of other companies are carried at the lower of cost or market value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below:

Mineral properties and capitalized development costs for an underground operation - where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied. Buildings, machinery, mobile and other equipment - depreciated on a straight-line basis over the estimated life not exceeding the life of the mine.

Management of the Company regularly reviews the carrying value of each mineral property.   Where information is available and conditions suggest impairment of long lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.  If projected future cash flows are less than the carrying value and the fair value is less than the carrying value, a write-down to the estimated fair value is made with a charge to operations. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Certain general and administrative costs incurred during start up are expensed as incurred.

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

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition.   The excess of the purchase price over such fair value is recorded as goodwill.  Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transaction and the potential for increased revenues as a result of higher realized gold prices.   Goodwill is assigned to assets acquired and is not amortized.

On at least an annual basis, the carrying amount of goodwill is evaluated to determine whether current events and circumstances indicate that such carrying amounts may no longer be recoverable.  This assessment involves estimating the fair value of each reporting unit that includes goodwill.  Eldorado compares this fair value to the total carrying amount of the reporting unit, including goodwill.  If the fair value exceeds this carrying amount, Eldorado considers the goodwill is not impaired.  If the fair value is less than this carrying amount, then Eldorado estimates the fair values of all identifiable assets and liabilities in the reporting unit, and compares this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, Eldorado reduces the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

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

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Financial statement items subject to significant estimates include recovery of receivables, net realizable value of inventories, expected mine life and future cash flows, ore reserves, property, plant and equipment and related depletion, depreciation and amortization, the recoverability of mineral properties and deferred development costs, asset retirement obligations, stock based compensation and goodwill. Actual results could differ from those estimates.

Share option plan

The Company uses fair-value accounting for awards of all stock options and recognizes compensation expense of all stock options awarded based upon their fair value on the date of grant as determined by using an option pricing model.  The fair value of the options is expensed over the vesting period of the options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted is credited to share capital.  The fair value attributable to stock options that expire unexercised is credited to stock based compensation balance sheet.  The fair value attributable to stock options that are forfeited is credited to earnings.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities," which requires consolidation of entities in which the Company has a controlling financial interest.  The Company has determined that it has no variable interest entities.

3.   Acquisition of Afcan Mining Corporation

Effective September 13, 2005, the Company completed a Compromise Agreement (the "Afcan transaction") with Afcan Mining Corporation ("Afcan").  As a result Eldorado acquired an 85% interest in the Tanjianshan Gold Project ("Tanjianshan") a late stage development project located in Qinghai Province in Western China.  In addition to Tanjianshan, exploration opportunities exist within the property acquired.  Once Eldorado has invested $50,000 of capital in Tanjianshan, Eldorado's ownership will increase to 90%.  Under the terms of the agreement, the Company issued 23,045,151 Eldorado shares to the shareholders of Afcan for all of the common shares outstanding of Afcan.  In addition, Eldorado issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,538 stock options.  Acquisition costs of $1,258 were incurred by the Company.

This business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Afcan as the acquiree in accordance with CICA Handbook Section 1581 "Business Combinations".  These consolidated financial statements include 100% of Afcan's operating results for the period from September 14, 2005 to December 31, 2005.

The allocation of the purchase price of the shares of Afcan is summarized in the following table:

Purchase price:
Share consideration	$56,235
Share purchase warrants	1,204
Stock options	41
Acquisition costs	1,258

Total purchase price	$58,738

Fair value of net assets acquired:
Cash	$11,922
Accounts receivable and advances	1,991
Inventory	437
Fixed assets	497
Property, plant and equipment	64,500
Goodwill	2,238
Accounts payable	(5,600)
Loans payable to Sino Gold Limited	(2,127)
Loan payable to Eldorado Gold Corporation1	(10,000)
Future income taxes payable	(5,120)

$58,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

3.   Acquisition of Afcan Mining Corporation (continued)

1  At September 13, 2005 Afcan had borrowed $10,000 from the Company to fund ongoing development, exploration and administration costs.  Amounts owing are eliminated on consolidation from September 14, 2005 forward.

Eldorado received net cash proceeds from the Afcan Transaction of $664.  Net cash proceeds result from the cash balance acquired of $11,922 less acquisition costs incurred of $1,258 and less intercompany debt outstanding of $10,000.

4.   Long Term Debt and Deposits

	December 31,	December 31,
	2005	2004
Deposits
Reserve account	$50,000	$-
	$50,000	$-

Long term debt
Corporate loan facility	$50,000	$-
Sino Gold Limited	832
	$50,832	$-
Current portion
Corporate loan facility	$1,179	$-
Sino Gold Limited	309	-
	$52,320	$-

On April 6, 2005 Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tüprag"), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility ("Facility") for $65,000 with HSBC Bank USA, National Association ("HSBC Bank").  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account over which the HSBC Bank holds security. At December 31, 2005, the total debt outstanding is $50,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tüprag drew $15,000 at 4.19%, on June 15, 2005 Tüprag drew $20,000 at 4.35%, on July 29, 2005 Tüprag drew $5,000 at 4.66% and on September 2, 2005 Tüprag drew $10,000 at 4.64%. The facility is scheduled for repayment in 2006, renewable annually at the Company's option for 5 years.  The Company will renew all scheduled repayments in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

4.   Long Term Debt and Deposits (continued)

Resulting from the Afcan Transaction, the Company assumed two loans payable to Sino Gold Limited of which one has been fully repaid as of December 31, 2005.

December 31,
2005

Non-interest bearing loan discounted using an interest rate of 8%,
repayable on December 31 over the next 4 years.	$1,141
Less: Current portion of long term debt	309
$832

Minimum repayments required on debt are as follows:
December 31, 2006	309
December 31, 2007	333
December 31, 2008	360
December 31, 2009	139
$1,141

5.

Inventories

	2005	2004

In process inventory	$4,804	$1,913

Materials and supplies	2,793	4,014

	$7,597	$5,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

6.        Property, Plant and Equipment and Mineral Properties

	2005	2004
Property, plant and equipment
São Bento mine	$96,694	$88,688
Accumulated depreciation and depletion	(73,461)	(63,998)
	23,233	24,690
Write downs	(12,373)	-
	10,860	24,690

Kisladag project, under construction	89,588	26,353

Tanjianshan project, under construction	82,503	-

Office furniture and equipment	5,649	3,076
Assets under capital lease	127	-
Accumulated depreciation	(2,117)	(1,782)
	3,659	1,294

Total property, plant and equipment	$186,610	$52,337

Mineral properties and deferred development	$23,326	$22,676

Future minimum lease payments under the capital lease expiring December 2009 together with the balance of the obligation under capital lease:

2007	$36
2008	36
2009	37
Total minimum lease payments	109
Amount representing interest	(19)
Balance of the obligation	$90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

7.

Asset Retirement Obligation

São Bento mine

In 2003, the Company obtained an independent study to evaluate the fair value of the expected closure costs of the Company's São Bento mine.  The total undiscounted amount of the estimated closure costs as determined by the study total $9,822.  In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date:

December 31, 2006

Credit adjusted risk-free rate

6%

7.   Asset Retirement Obligation (continued)

Kisladag mine

In 2005, management estimated the fair value of the expected closure costs of the Company's  Kisladag mine.  The total undiscounted amount of the estimated closure costs as determined by the study total $3,116.  In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date:

December 31, 2018

Credit adjusted risk-free rate:

6%

Tanjianshan mine

In 2005, management estimated the fair value of the expected closure costs of the Company's Tanjianshan mine.  The total undiscounted amount of the estimated closure costs as determined by management total $1,000.  In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date:

December 31, 2014

Credit adjusted risk-free rate:

6%

8.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At December 31, 2005 the Company has nil non voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2004	Shares Issued	Amount

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	1,592,500	1,536
Shares for cash consideration - Financing	20,700,000	62,140
Shares for cash consideration - Warrants	10,100	32
Shares at December 31, 2004	276,263,776	$508,373

2005

Shares at beginning of the year	276,263,776	$508,373
Shares for exercised stock options	1,282,666	3,070
Shares for exercised of Afcan warrants (Note 3)	1,985,785	4,114
Shares for Afcan acquisition (Note 3)	23,045,151	56,235
Estimated fair value of stock options exercised	-	1,626
Fair Value of Afcan warrants	-	303
Shares at December 31, 2005	302,577,378	$573,721

During 2004 an additional 10,100 shares were issued for the warrants associated with the August 25, 2003 financing and proceeds of $32 were received, 12,442,650 warrants remain outstanding at December 31, 2004 and these warrants expired on August 25, 2005 as unexercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

On November 12, 2004, the Company completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwrites for gross proceeds of Cdn$77,625,000 ($65,083).  Net proceeds after payments of all expenses relating to the offering were Cdn$74,103,000 ($62,140).

(b)      Share option plan

As at December 31, 2005, the Company has three share option plans (the "Plans") as described below. The Company accounts for its grants under the Plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2005 for the Plans were $2,426.

The Company established a share option plan (the "Employee Plan") in June 1994.   Amendments to the Employee Plan were approved in June 1995, June 1996, May 2000, April 2003, May 2004 and May 2005.  The Board of Directors administers the Employee Plan whereby from time to time, share option grants have been provided for up to a total of 13,813,688 share options to directors, officers, employees, consultants or advisors.

At the Annual Meeting of Shareholders held on April 30, 2003, the Company received approval from the shareholders for the implementation of a share option plan to provide for grants of options to directors and officers of the Company separate from the Employee Plan (the "D & O Plan").

The Employee Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options in accordance with the terms and conditions of the Plan. Under the Plan 13,813,688 Common Shares (the "Optioned Shares") are reserved, set aside and made available for issue provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan are granted for five years.  At the discretion of the Board of Directors this term may be extended for a further five years.  All options shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options in accordance with the terms and conditions of the D & O Plan.  Under the D & O Plan 11,058,350 common shares are reserved, set aside and made available for issue. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options.  All share options granted under the D & O Plan are granted for five years.  At the discretion of the Board of Directors this term may be extended for a further five years.  All options shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

The Afcan Plan

At the date of the Afcan Transaction there was an incentive stock option plan (the "Afcan Plan") in place whereby there were 594,997 options (the "Afcan Options") outstanding to three employees of Afcan (the "Afcan Employees") who continued into the employment of Eldorado or Qinghai Dachaidan Mining Limited, a subsidiary of the Company.  In accordance with the terms of the Transaction and the approval of the TSX the Afcan Options were converted and the Afcan Employees received one option (the "New Afcan Option") for every 6.5 Afcan Options.  The TSX approved a total of 91,538 New Afcan Options to be held under a separate share reserve in addition to the Plans.  The Afcan Options continue to be directed under the terms and conditions of the Afcan Plan and the option agreements with the Afcan Employees until the expiry or exercise of the New Afcan Options, at which time the reserve will be depleted and no longer in effect.  The number of Eldorado shares reserved for the Afcan Options is 91,538.

A summary of the terms and status of Company's outstanding options at December 31, 2005 and 2004 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding	Weighted Average
	Options	Exercise Price
2004
Outstanding options as at January 1, 2004	3,355,500	$1.82
Granted	3,875,000	3.67
Exercised	(1,592,500)	1.25
Outstanding options as at December 31, 2004	5,638,000	$3.25

Exercisable options as at December 31, 2004	4,729,666	$3.21

2005
Outstanding options as at January 1, 2005	5,638,000	$3.25
Granted	2,805,000	3.29
Granted Afcan plan (Note 3)	91,538	1.47
Exercised	(1,282,666)	2.82
Expired	(75,000)	3.53
Outstanding options as at December 31, 2005	7,176,872	$3.34

Exercisable options as at December 31, 2005	5,373,739	$3.33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

The following table summarises information about share options granted during the twelve months ended December 31, 2005:

Weighted average
exercise price
Shares	Cdn$
1,670,000	3.37
75,000	3.76
125,000	3.30
145,000	3.01
320,000	3.00
120,000	3.12
15,385	1.37
69,230	1.43
6,923	2.15
275,000	3.50
75,000	4.60
2,896,538	3.29

As at December 31, 2005, options to purchase up to 7,232,396 (December 31, 2004 - 4,831,821) shares remained available to be granted under the Plans. Summaries of the Company's options, including the New Afcan Options, outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of	NumberWeighted-AverageWeighted
Exercise Prices	Outstanding atLifeAverage Exercise
($)	December 31, 2005	RemainingPrice ($)
(years)

Less than 0.41	45,000	0.74	0.25
0.51 to 0.60	50,000	0.41	0.51
0.61 to 0.70	100,000	1.15	0.70
1.21 to 1.80	184,615	2.16	1.44
1.81 to 2.70	385,923	2.29	1.93
2.71 to 4.05	6,161,334	3.54	3.54
Greater than 4.05	250,000	3.48	4.48
Total	7,176,872	3.36	3.34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

Stock Options (Cdn$)

Range of	Number	Weighted-AverageWeighted
Exercise Prices	Outstanding at	LifeAverage Exercise
($)	December 31, 2004	RemainingPrice ($)
(years)

Less than 0.41	45,000	1.74	0.25
0.51 to 0.60	50,000	1.41	0.51
0.61 to 0.70	100,000	2.15	0.70
0.71 to 0.80	79,000	1.84	0.72
1.21 to 1.80	195,000	2.73	1.43
1.81 to 2.70	669,000	3.19	1.99
2.71 to 4.05	4,325,000	4.10	3.67
Greater than 4.05	175,000	3.84	4.43
Total	5,638,000	3.82	3.25

The fair values of options used in the determination of compensation cost for 2005, 2004 and 2003 have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2005December 31, 2004December 31, 2003

Ranging fromRanging fromRanging from
Average risk-free interest rate	3.5% to 4.5%	2.5% to 3.5%	3.76% to 4.32%
Expected life	4 years	3 years	5 years
Expected volatility	0.500000	0.500000	0.500000
Expected dividends	nil	nil	nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

The following table summarizes information about the warrants outstanding as at December 31, 2005 and 2004.

	Outstanding	Weighted
	Warrants	Average
Exercise Price
(Cdn$)

Warrants outstanding at January 1, 2004	12,452,750	4.10
Exercised	(10,100)	4.10
Warrants outstanding and exercisable at December 31, 2004	12,442,650	4.10

Warrants outstanding at January 1, 2005	12,442,650	4.10
Granted under Afcan acquisition (Note 3)	4,595,952	2.44
Exercised	(1,985,785)	2.44
Expired	(12,458,039)	4.10
Warrants outstanding and exercisable at December 31, 2005	2,594,778	2.44

(c)       Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995.  Under the terms of the plan, rights are attached to the common shares.  The rights become marketable and exercisable only upon the occurrence of certain specified events.  If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.  At a meeting of the Shareholders in 2002 the Shareholder Rights Plan was re-confirmed by the Shareholders.

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

(d)        Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 284,004,311 (2004 - 257,643,212, 2003 - 221,770,349). Diluted net income (loss) per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. The effect of common stock options and warrants on the net loss per share in 2005, 2004 and 2003 was not reflected as to do so would be anti dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

9.

Financial Instruments

Fair value of financial instruments

At December 31, 2005 and 2004, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt approximate their respective carrying values.

The aggregate estimated fair value of the Company's investments at December 31, 2005 was $609 and in 2004 was $987.

10.

Taxes

Details of income tax expense related to operations are as follows:

	2005	2004	2003
Income Taxes

Recovery (Expense)
Current
Canada	$(60)	$(26)	$(41)
Foreign	(92)	1,432	1,148

Future
Canada	-	-	-
Foreign	(343)	(757)	(3,570)

	$(495)	$649	$(2,463)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2005	2004	2003
%		%	%

Statutory Rate	(34.86)	(35.62)	(37.62)

Losses not recognized	28.93	27.75	45.79

Foreign income subject to different tax rates	(2.07)	(8.71)	(17.70)

Foreign exchange	6.89	26.15	21.37

Loss not previously recognized	(0.49)	(8.61)	(3.72)

Non-deductible expense and other items	2.62	(5.41)	(2.33)

Effective income tax rate	1.02	(4.45)	5.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

10.

Taxes (continued)

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

Year of expiry	2008	2009	2010	2014	2015

Amount	$4,113	$6,864	$25,803	$5,114	$7,584

In addition, the Brazilian subsidiaries have losses of $176,878 which can be used to offset taxable income and $160,445 which can be used to offset income for social contribution tax.  These losses have no expiry date and can be used to offset 30% of income in any one year.

Significant components of Eldorado's future income tax assets (liability) at December 31 were as follows:

	2005	2004

Tax losses	$76,916	$53,634
Liabilities	(1,381)	(3,062)
Mineral properties	2,955	7,705
Capital assets	7,523	9,090
Undistributed earnings of a subsidiary	(28)	(271)
Investment allowance and other	11,174	4,032
	$97,159	$71,128
Valuation allowance	(107,210)	(75,726)
Future income tax liability	$(10,051)	$(4,598)

11.

Commitments and Contingencies

The Company's contractual obligations at December 31, 2005, including payments due for each of the periods indicated, are summarized as follows:

	Payments due in
	2006	2007	2008	2009	2010	2011+	Total

Operating leases	$ 429	$ 363	$ 363	$ 267	$ 389	$ 1,498	$ 3,409
Capital leases	37	36	36	37	-	-	146
Capital expenditures	16,288	1,011	1,000	1,000	1,000	2,250	22,549
Purchase obligations	7,032	1,935	-	-	-	-	8,967
Property expenditures	952	57	57	57	57	287	1,467

Total	$ 24,734	$ 3,402	$ 1,456	$ 1,461	$ 1,446	$ 4,035	$ 36,538

Capital expenditures in 2006 represent purchases relating to the construction of the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through 2007 relate to energy, oxygen and other contracts at the São Bento mine. Property expenditures of $1,467 million relate to land fees and contractual exploration for Vila Nova and Tanjianshan.

The nature of our business subjects Eldorado to regulatory oversight, claims, lawsuits and other proceedings in the ordinary course of business and we can not predict the outcome of any legal proceedings with certainty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information

All of Eldorado's operations are related to the gold mining industry.  In 2005, 2004 and 2003 Eldorado had a single producing mine, São Bento, with mining and exploration assets located in South America, Turkey and China.

	Twelve months ended
December 31		December 31	December 31
2005		2004	2003

Gold sales
São Bento Mine	$29,680	$33,153	$36,814
	29,680	33,153	36,814

Operating costs
São Bento Mine	35,378	33,109	22,863
Accretion of asset retirement obligation	484	430	406
	35,862	33,539	23,269

Depletion, depreciation and amortization
São Bento Mine	9,463	4,333	10,192
	9,463	4,333	10,192

Corporate expenses, net of interest and other income	(4,329)	(2,696)	2,250
(Loss) gain on settlement of convertible debenture	-	-	(227)
Stock based compensation expense	(1,961)	(2,894)	(1,106)
Exploration expense	(7,386)	(4,312)	(2,009)
Writedown of assets	(19,537)	-	(44,645)
Gain (loss) on disposals of property, plant and equipment	227	30	(186)

(Loss) profit before income taxes	(48,631)	(14,591)	(42,570)

Tax recovery (expense)
Current	(152)	1,406	1,107
Future	(343)	(757)	(3,570)

Net (loss) income for the year	$(49,126)	$(13,942)	$(45,033)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Segment assets
São Bento - Consolidated	$23,517	$91,877

Total assets for reportable segments	23,517	91,877

Turkey - Consolidated	138,737	55,089
China	97,901	-
Canada	60,580	79,293
	$320,735	$226,259

Revenues by geographic area
North America	$(2,530)	$(1,664)	$1,216
South America	(30,360)	(34,104)	36,993
Turkey	(876)	(147)	20
China	(31)	-	-
	$(33,797)	$(35,915)	$38,229

Net (loss) income by geographic area
North America	$(9,141)	$(8,031)	$1,273
South America	(40,199)	(4,326)	(40,628)
Turkey	397	(1,585)	(5,678)
China	(183)	-	-
	$(49,126)	$(13,942)	$(45,033)

Assets by geographic area
North America	$60,580	$79,293
South America	23,517	91,877
Turkey	138,737	55,089
China	97,901	-
	$320,735	$226,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

13.     Supplementary cash flow information

	2005	2004	2003
Change in non-cash working capital
Accounts receivable	$(2,339)	$(5,492)	$(1,833)
Prepaids	(2,024)	-	-
Inventories	(2,867)	(304)	(607)
Accounts payable and accrued liabilities	9,236	(1,159)	(1,061)
	$2,006	$(6,955)	$(3,501)

Non-cash financing and investing activities
Shares issued on acquisition of Afcan	$56,235	$-	$-
Warrants issued in exchange for those of Afcan	1,204	-	-
Options issued in exchange for those of Afcan	41	-	-

Operating Activities included the following cash payments
Interest paid	$16	$-	$541
Income taxes paid	$262	$166	$242

14.     Subsequent event

On February 7, 2006 the Company announced the closing of a bought deal financing with a syndicate of underwriters.  A total of 34,500,000 common shares were issued at CDN$5.40 per common share for gross proceeds totaling CDN$186,300,000 ($161,494).  CDN$178,848,000 ($155,035) of the gross proceeds were released to the Company and CDN$7,452,000 ($6,460) of the gross proceeds were released to the underwriters.  This financing provides funds to acquire late-stage development gold properties in China, complete the development and continue exploration of our properties in Turkey, China and Brazil, acquire other properties and carryout general corporate activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

15.

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes:

	Twelve months ended December 31,
	2005	2004	2003

Net loss for the period
reported under Canadian GAAP	$(49,126)	$(13,942)	$(45,033)
Add (deduct)
Property, plant and equipment costs (a)	-	-	14,915
Exploration costs (a)	(650)	(509)	671
Accretion on convertible debentures ( c)	-	-	127
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	-	227

Net loss before change in accounting policy	(49,776)	(14,451)	(29,093)

Cumulative effect adjustment - asset retirement obligation (d)	-	-	(1,020)

Net loss for the period before
comprehensive income adjustments	$(49,776)	$(14,451)	$(30,113)

Net loss per common share U.S. GAAP
Basic and diluted	$(0.18)	$(0.06)	$(0.14)

Other comprehensive income
Opening balance	$(237)	$233	$1,957
Gold sales contracts (b)	-	-	(2,286)
Unrealized gain on investments (e)	284	(470)	562

Closing balance	$47	$(237)	$233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2005	2004	2003

Shareholders* equity reported under
Canadian GAAP	$224,927	$206,961	$153,475

Cumulative adjustments to shareholders* equity
add (deduct)

Exploration costs (a)	(16,524)	(15,874)	(15,365)
Deferred gain (loss) on gold sales contracts (b)	-	-	(329)
Accretion on convertible debentures (c)	-	-	1,036
Contributed surplus	-	-	(1,094)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	-	(236)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-	-	294
Unrealized gain (loss) on investments (e)	47	(237)	562

Shareholders* equity under U.S. GAAP	$208,450	$190,850	$138,343

Total assets reported under
Canadian GAAP	$320,735	$226,259	$171,959
Add (deduct)
Exploration costs (a)	(16,524)	(15,874)	(15,365)
Investments (e)	47	(237)	562

Total assets under U.S. GAAP	$304,258	$210,148	$157,156

Total liabilities reported under
Canadian GAAP	$95,808	$19,298	$18,484
Add (deduct)
Deferred gain on gold sales contracts (b)	-	-	329

Total liabilities under U.S. GAAP	$95,808	$19,298	$18,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2005	2004	2003

Cash flows from operating activities
under Canadian GAAP	$(13,934)	$(10,426)	$3,646
Exploration costs	(650)	(509)	(3,604)

Cash flows from operating activities
under U.S. GAAP	(14,584)	(10,935)	42

Cash flows from investing activities under
Canadian GAAP	(88,516)	(22,918)	(14,191)
Exploration costs	650	509	3,604

Cash flows from investing activities
under U.S. GAAP	(87,866)	(22,409)	(10,587)

Cash flows from financing activities
under Canadian and U.S. GAAP	(90)	63,708	71,469

Foreign exchange loss on cash
held in foreign currency	976	(439)	6,914

Increase (decrease) in cash and
cash equivalents	(101,564)	29,925	67,838

Cash and cash equivalents -
Beginning of period	135,390	105,465	37,627

Cash and cash equivalents -
End of period	$33,826	$135,390	$105,465

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

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

A similar guidance has been introduced in Canada, Accounting Guideline 13, "Hedging Relationships", (AcG 13) which is effective for the years beginning July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

f)

New accounting pronouncements

The recent consensus reached by the US Emerging Issues Task Force in EITF 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry This consensus was ratified by the Financial Accounting Standards Board (FASB) at its March meeting and, if finalized as proposed, will give rise to a GAAP difference.  Under EITF 04-06, stripping costs incurred during the production phase of a mine should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred.  EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005.  The Company will record a cumulative adjustment effective January 1, 2006 that has not yet been determined, however it does not expect the adoption of EITF 04-6 have a material impact on its financial position, results of operations or cash flows.

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

Recent Canadian Accounting Pronouncements

(i)        Deferred Stripping Costs

In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate.
As at December 31, 2005 the company has no deferred stripping costs.

(ii)        Non-monetary Transactions

CICA Handbook Section 3831 "Non-Monetary Transactions" will be applicable to the company commencing with the 2006 financial year.

(iii)        Derivative Instruments

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments - Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Document 3 – Management’s Discussion and Analysis of Financial Condition and Results of Operation

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Management's Discussion & Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation ("Eldorado", "we" or "the Company") and compares the Company's financial results for 2005 with those of 2004 and 2003. For a comprehensive understanding of Eldorado's financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Forward Looking Statements and Risk Factors" in the Company's Prospectus dated January 31, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Prospectus dated January 31, 2006 and Annual Information Form dated March 31, 2005.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S. This MD&A is effective as at March 21, 2005.

Eldorado's consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are filed with appropriate regulatory authorities in Canada and the United States.

Eldorado's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures.   The Chief Executive Officer and Chief Financial Officer have designed such disclosure controls and procedures or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known, particularly during the period in which the annual filings are being prepared.

1. 2005 - Year in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the São Bento gold mine (the "São Bento mine" or "São Bento") in Brazil and are constructing the Kisladag gold mine ("Kisladag mine" or "Kisladag") in Turkey and the Tanjianshan gold mine ("Tanjianshan mine" or "Tanjianshan") in China. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Afcan Acquisition

Effective September 13, 2005, we acquired Afcan Mining Corporation ("Afcan"). As a result, we acquired an 85% interest in the Tanjianshan mine located in Qinghai Province in western China. Once we have invested $50.00 million of capital in Tanjianshan, our ownership will increase to 90%. Based on our current capital expenditure program, we anticipate incurring such expenditures to raise our interest to 90% in 2006. In addition to Tanjianshan, there are other exploration opportunities within the 344 square kilometre property acquired as part of the Afcan acquisition.

Under the terms of the agreement, we issued 23,045,151 Eldorado shares to the shareholders of Afcan in return for all of Afcan's outstanding common shares. We also issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,538 stock options. Our out-of-pocket costs associated with the transaction were $1.26 million.

This business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Afcan as the acquiree in accordance with CICA Handbook Section 1581 "Business Combinations". Our consolidated financial statements include 100% of Afcan's operating results for the period from September 14, 2005 to December 31, 2005.

This acquisition affected our balance sheet as explained in Note 3 of the consolidated financial statements. We recorded a future income tax liability of $5.12 million, which results from an imputed income tax liability we incurred due to the difference between the allocated fair values and tax values of the property, plant and equipment assets we acquired.

We recorded goodwill of $2.24 million, representing the excess of the purchase price over the fair value of the acquired assets and liabilities. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transaction and the potential for increased revenues as a result of higher realized gold prices due to an increase in the price of gold.

Net Loss for the Year

The consolidated net loss for 2005 was $49.13 million or ($0.17) per share compared with a net loss of $13.94 million or ($0.05) per share in 2004 and $45.03 million or ($0.20) per share in 2003.

In December 2005, we wrote down assets of $18.88 million relating to the São Bento mine. During 2005, we determined that there is a low probability that the ore zone continues at depth. Based on current cash flow analyses and current reserve estimates, we wrote down the balance sheet carrying value of the mine asset by $12.37 million to state the asset at its deemed fair value. We also determined that the realization of certain Brazilian federal tax credits is in question given that, based on current estimates, Sao Bento will not generate sufficient income to use these credits. This resulted in a write-down of $4.87 million. After reviewing the material and supplies inventory, and based on the shorter mine life, we wrote off certain items at year-end, totaling $1.64 million. In 2006, São Bento will enter its last full year of production as we plan to cease mining operations in the first half of 2007.

Other contributing factors to the net loss for the year were higher operating costs and depreciation at the São Bento mine, increased general and administrative costs associated with the start-up of the Kisladag mine and higher exploration expenditures.

Gold Sales

In 2005, we sold 66,804 ounces of gold for $29.68 million at an average realized selling price of $444 per ounce. This compares to 2004 gold sales of 81,913 ounces for $33.48 million (excluding a hedging loss of $0.33 million) at an average realized price of $409 per ounce and 2003 gold sales of 95,544 ounces for $34.52 million at an average realized price of $361 per ounce. We had lower gold sales in 2005 because of lower gold production, caused by problems with ground stability, lower grades and interruptions in mining operations during the completion of the shaft-deepening project at São Bento.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Financial Position

At December 31, 2005, we held $33.83 million in cash and short-term deposits and $50.00 million in a reserve account, substantially offsetting our debt of $50.83 million. We remain hedge free.

On February 7, 2006, we announced the closing of a bought deal financing with a syndicate of underwriters. A total of 34,500,000 common shares were issued at CDN$5.40 per common share for gross proceeds totaling CDN$186.30 million ($161.49 million) and net proceeds of CDN$178.85 million ($155.04 million). This financing gives us sufficient funds to acquire late-stage development gold properties in China, complete the development and continue exploration of our properties in Turkey, China and Brazil, acquire other properties and carry out general corporate activities.

At December 31, 2005, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tüprag"), a wholly owned subsidiary of Eldorado, has drawn $50.00 million on its Revolving Credit Facility, which is secured by cash deposits in a cash collateral account over which HSBC Bank USA, National Association holds security.

As a result of the Afcan acquisition, we assumed two loans totaling $2.13 million that are payable to Sino Gold Limited. The first loan of $0.70 million was paid in full on December 31, 2005. The second loan of $1.43 million is a non-interest bearing loan discounted using an interest rate of 8%. We paid the first installment of $0.29 million on December 31, 2005 and will repay the remaining balance of $1.14 million in installments on December 31 over the next four years.

At March 21, 2006, there were 339,901,489 voting common shares issued and outstanding.

2. Development

Kisladag Mine Construction

At December 31, 2005 construction at the Kisladag mine was approximately 90% complete.  The Kisladag construction schedule was delayed by unseasonably cold temperatures and snow during the first two months of 2006. We now expect mechanical completion of all major components by the end of March 2006. The ADR Plant is complete and is currently being commissioned. Overliner ore has been completed on four of the six leach pad cells and is continuing on cells five and six. Approximately 130,000 tonnes of oxide ore have been placed on cell one and an additional 500,000 tonnes of oxide ore have been stockpiled prior to being loaded on the pad.

Revisions to the capital budget estimates reported in Q2 2005 remain on target, with a forecasted estimate of total costs of $83.4 million to completion. We have revised the production schedule to take into account the new starting date and are currently projecting production of 120,000 ounces of gold in 2006 at a cash cost of $215 per ounce. We anticipate that the mine will produce at an annualized rate of 240,000 ounces in 2007 and beyond.

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of the Environment and Forestry seeking to cancel the Positive Certificate for the Kisladag Project on the basis of an alleged threat to the environment.  We are confident in both the methodology of the Environment Impact Assessment Report and Tüprag's compliance with all procedural steps taken in obtaining the Positive Certificate.  We continue to believe that we will successfully defend this litigation.  The litigation has not impacted the ongoing construction of Kisladag.  If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag.

Efemçukuru

In September 2005, we received an Environmental Positive Certificate for Efemçukuru, representing the successful completion of the first stage of the permitting process. We are proceeding with the permitting process and land acquisition in 2006. Our 2006 work plan includes an infill drilling program and a step-

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

out drilling program designed to test the down-dip potential of the ore zone. Preliminary engineering has begun and we expect to complete a Feasibility Study by the end of Q3 2006. Construction is targeted to begin in 2007 with production planned to begin in 2008.

In 2004, Litigation was filed by certain third parties against the Turkish Ministry of Energy and Natural Resources ("MOE") and Tuprag seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area.  During the course of this litigation, a lower court issued an injunction, and while in effect, the injunction would have prevented the commencement of mining activities at the Efemcukuru Project.  In 2005 this injunction was subsequently overturned by a higher court.

Tanjianshan

Construction at Tanjianshan is approximately 60% complete and continues on schedule for start-up in Q4 2006. Foundations for the crushing plant, SAG mill and flotation plant are complete and the SAG mill has been secured on its foundation. Pre-stripping has begun at both Jinlonggou ("JLG") and Qinglongtan ("QLT") deposits and ore has been exposed in both pits.

We now estimate capital costs of $63.4 million at Tanjianshan, due to changes to the tailings dam design and general increases in engineering, procurement and construction management costs. Additional capacity has also been added to the process circuit to allow for increased throughput. We expect to produce 40,000 ounces of gold at a cash cost of $320 per ounce in 2006.

3. Exploration Review

In 2006, we will continue to explore in Turkey, China and Brazil with a total exploration budget of $14.00 million. It is our philosophy to advance a pipeline of projects that take advantage of our strategic positions in the countries where we operate.

Turkey

In 2005, our exploration activities in Turkey focused on the AS project, which is 50% owned by Eldorado. Drilling results have confirmed AS to be an extensive copper-gold porphyry system. In 2006, we will use the 2005 drill results, along with recently completed geophysical survey data (ground magnetics and IP), geologic mapping and soil geochemistry, to continue to outline the porphyry-style mineralization over the target areas. We will also start preliminary metallurgical test work on core samples and complete a preliminary assessment.

In the Pontide Volcanic Belt in Eastern Turkey, work will continue at the Koyalhisar project. The targets at Koyalhisar are both bulk tonnage disseminated precious metal systems and higher grade vein systems. Our 2006 work plan includes a magnetic survey over the existing geochemical anomalies and 4,500 metres of core and reverse circulation drilling as a first-pass drill program.

Also in the Pontides, we will be working at the Mahmur Tepe project, where the target is high density, near-surface gold-bearing fractures and quartz veins. During 2005, a soil geochemical survey resulted in gold values greater than 1 gram per ton in soils coincident with a strong magnetic anomaly. The Mahmur Tepe 2006 work plan consists of trenching and 1,500 metres of core drilling.

In Western Turkey, we plan to complete 1,500 metres of reverse circulation drilling at the Bayramic project in early 2006, where the target is a coincident geochemical gold and copper and geophysical (IP and Mag) anomaly in porphyritic intrusive rocks.

To advance our pipeline of projects in Turkey, two crews will conduct reconnaissance on our existing projects in Western and Eastern Turkey, examine new prospects and acquire new licences as appropriate to our growth strategy.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Brazil

In Brazil we have the Vila Nova project which consists of two separate ore bodies, Vila Nova gold and Vila Nova iron.  Initial drill results from our diamond drilling program at the Vila Nova gold project in Amapa State have been positive with all drill holes intersecting gold mineralization. Our exploration plan for 2006 includes mapping and sampling the on-strike extensions of the main gold trends, as well as carrying out a detailed ground geophysical survey. Drilling will continue on the down-plunge extensions of the main target areas, and we will begin metallurgical test work on surface and core samples.

Drill results from the 19 diamond drill holes over a strike length of 1,400 meters at the Vila Nova iron ore project produced an inferred resource of 8.7 million tonnes with a grade of 61% iron.  Our 2006 work plan includes completing 1,500 meters of infill and extension drilling, conducting metallurgical testing, preparing a feasibility study, and continuing permitting and project implementation.

China

We completed the 2005 exploration drilling program at the Tanjianshan project, which focused on resource extensions at JLG and QLT pits. The program was successful in extending mineralization at JLG to the east. The 2006 exploration program is designed to target inferred mineral resources currently within the pit design at JLG and to extend the high grade portion of QLT and a belt of known mineralization in intrusive rocks between JLG and QLT.

4. Production

São Bento mine
	2005	2004	2003
Operating data[1]
Gold production
Ounces	64,298	82,024	95,049
Cash operating costs ($/oz)5	$407	$294	$234
Total cash costs ($/oz)2,5	$416	$302	$241
Total production costs ($/oz)3,5	$564	$358	$364
Realized price ($/oz sold)4	$444	$409	$361

São Bento mine
Tonnes to mill	310,703	366,729	374,130
Grade (grams/tonne)	7.67	7.81	8.50
Average recovery rate (%)	89.3	89.1	92.0

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section "Non-GAAP Measures" of the MD&A.

São Bento produced 64,298 ounces of gold in 2005, 21.6% lower than production in 2004 and 32.4% lower than production in 2003. Gold production was adversely affected in 2005 because of problems with ground stability, lower grade and interruptions in mining activities incurred during the completion of the shaft-deepening project. Cash costs were affected by lower gold production, increased costs for ground support and the appreciation of the Brazilian Real against the US dollar.

The shaft-deepening project was completed in October 2005 and commissioned in November at a total cost of $13.33 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Throughout 2005, we drilled 17 diamond drill holes at São Bento and examined all geological, structural and geochemical data to determine the probability of down-dip extensions of the ore zone. We concluded that there is a low probability of the ore zone continuing below the 33rd level. The mine at São Bento will enter its last full year of production in 2006 as we plan to cease mining operations in the first half of 2007. We are reviewing alternatives regarding the future of this asset.

São Bento mine
Gold Production and Cost per Ounce	2005	2004	2003

Direct mining expense	$406	$287	$227
Inventory change	(6)	-	1
Refining and selling costs	7	6	5
Vancouver costs	1	2	1
By-product credits	(1)	(1)	-
Cash operating costs per ounce	$407	$294	$234

Royalties and production taxes	9	8	7
Total cash costs per ounce	$416	$302	$241

Depletion, depreciation and amortization	147	53	107
Foreign exchange (gain) loss	(7)	(3)	12
Accretion of asset retirement expense	8	6	4
Total production costs per ounce	$564	$358	$364

5. Review of Financial Results

Net (Loss) Income

Our consolidated net loss for 2005 was $49.13 million or ($0.17) per share compared with a net loss of $13.94 million or ($0.05) per share in 2004 and $45.03 million or ($0.20) per share in 2003.

Revenues

Our revenues consist of sales of gold bullion that we sell to a number of large institutions.

REVENUE - ($000)	2005	2004	2003

Gold sales	$29,680	$33,482	$34,528
Effect of hedging	-	(329)	2,286
Total	29,680	33,153	36,814

Interest and other income	4,117	2,762	1,415
	$33,797	$35,915	$38,229

Interest and Other Income

Interest income earned on cash, short-term money market investments and deposits held in 2005 was $3.55 million compared to $1.75 million in 2004 and $1.20 million in 2003. Other income of $0.57 million in 2005 ($1.01 million in 2004 and $0.22 million in 2003) resulted from the sale of Brazilian tax credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Expenses

EXPENSES - ($000)	2005	2004	2003
Operating costs	$35,378	$33,109	$22,863
Depletion, depreciation and amortization	9,798	4,431	10,321
General and administrative	12,976	5,531	4,961
Exploration expense	7,386	4,312	2,009
Stock-based compensation expense	1,961	2,894	1,106
Foreign exchange (gain) loss	547	(196)	(6,494)
Write-down of investments	662	-	-
Write-down of assets	18,875	-	44,645
Gain on disposal of property previously written off	(5,500)	-	-
Other	345	425	1,388
	$82,428	$50,506	$80,799

Operating Costs

Operating costs for the São Bento mine in 2005 included $5.26 million of development costs that were charged to operating costs based on the reduced estimate of probable reserves reported at December 31, 2004 and $1.80 million of contractual severance expense. Higher cash costs per ounce for 2005 resulted from reduced production rates as we focused on completing the shaft-deepening project, as well as tighter ground control practices at depth and the appreciation of the Brazilian Real.  From January 1, 2005 through to December 31, 2005 the Brazilian Real appreciated 12.1%.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased in 2005 due to the reduced mine life of the São Bento mine resulting from the reduced estimate of probable reserves reported at December 31, 2004. At December 31, 2005, the São Bento mine was written down to its fair value, and depreciation and amortization expense in 2006 will therefore be nil.

General and Administrative

General and administrative expense includes $1.00 million of liabilities that were accrued at December 31, 2005 in connection with the São Bento mine as it enters its last full year of production. General and administrative costs at the Kisladag mine increased by $4.44 million, attributable to start-up costs. We have brought on administrative staff to hire and train a core operating team at the Kisladag mine. Head office general and administrative expense is up by $1.66 million in 2005 because we hired additional staff to support our expansion and increased travel associated with support of our international operations.

Exploration Expense

Our increased exploration expense in 2005 is a result of greater levels of exploration activity in Brazil, Turkey and China. Drilling activities at Vila Nova in Brazil of $4.69 million, at the AS Project in Turkey of $0.86 million and at Tanjianshan in China of $1.23 million account for the majority of these exploration costs. In 2006, we will continue to advance a pipeline of projects in these countries with a total corporate exploration budget of $14.00 million.

Stock-Based Compensation Expense

Eldorado uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. In 2005, 2,805,000 options were granted to employees, officers and directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Foreign Exchange (Gain) Loss

During the first six months of 2005, the Canadian dollar weakened against the US dollar, resulting in a foreign exchange loss on Canadian funds held. In the last six months of 2005, the Canadian dollar strengthened against the US dollar, resulting in a foreign exchange gain that partially offset the year-to-date losses.

Write-Down of Investments and advances

On November 28, 2003, we purchased 2,500,000 units of Fury Explorations Ltd. ("Fury") at a price of $0.47 per unit. Despite a strong gold price, Fury's share price fell during the first quarter of 2005, and as a result, we wrote down the investment to market at the quarter-end. Fury's share price remained stable for the rest of 2005 and no further write-down of the investment is contemplated at this time.

Write-down of Assets

We wrote down assets of $18.88 million relating to the São Bento mine as we determined that there is a low probability that the ore zone continues at depth  Write-down of assets includes $12.37 million of the Sao Bento mine, $4.87 of certain Brazilian federal tax credits and $1.64 million for certain inventory items.

Gain on Disposal of Property Previously Written off

Gain on disposal of property of $5.50 million results from Tuprag's sale of its Kaymaz and Kucukdere mine operation licences and immoveable property, together with all rights and obligations, to Koza Altin Isletmeleri A.S. The sale price of the licences and property was $5.50 million, which equals the gain on sale as we had written off the properties to nil in 2003 and 1998 respectively.

Income Taxes

Current tax expense for 2005 was $0.15 million compared to a tax recovery of $1.41 million in 2004. The recovery in 2004 resulted from the reversal of the remaining Brazilian withholding tax liability after we restructured our inter-company debt.

Future income tax expense for 2005 was $0.34 million compared to a future income tax expense of $0.76 million in 2004. The expense in 2005 and 2004 results from a strengthening Brazilian Real against the US dollar.

6. Financial Conditions and Liquidity

Cash from Operations

The decrease in cash from operations from 2004 to 2005 resulted primarily from higher cash operating costs at São Bento and increased exploration and administrative expenses.

The net increase in non-cash working capital in 2005 of $2.01 million results primarily from the increase in accounts payable balances, partially offset by the increase in accounts receivable and inventory balances from the prior year-end. Accounts payable increased $13.73 million due to the construction of both the Kisladag and Tanjianshan mines. Accounts receivable decreased by $0.44 million because of the write-off of certain federal Brazilian tax credits offset by an increase in the Value Added Tax receivable in Turkey. Inventory increase of $1.67 million over 2004 reflects the initial ore inventory from the Kisladag and Tanjianshan mines, partially offset by the write-off of certain materials and supplies inventory at the São Bento mine.

Investing Activities

In 2005, we invested $88.76 million in property, plant and equipment. At São Bento, our capital expenditures of $7.36 million were primarily related to underground ventilation and development. Capital expenditures of $60.60 million at the Kisladag mine relate to construction activities. Capital expenditures of $18.49 million at Tanjianshan relate to construction activities.  Other expenditures were  $2.31 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

We received net cash proceeds from the Afcan acquisition of $0.66 million. Net cash proceeds resulted from the cash balance acquired of $11.92 million, less acquisition costs incurred of $1.26 million and less intercompany debt outstanding of $10.00 million.

Financing Activities

We received cash of $7.18 million resulting from the exercise of stock options and warrants throughout the year.

As a result of the Afcan acquisition, we assumed two loans of $2.13 million payable to Sino Gold Limited. The first loan of $0.70 million and the first installment of the second loan of $0.29 million were paid in full at December 31, 2005.

Other assets of $6.29 million relate primarily to the long-term portion of the Value Added Tax receivable in Turkey.

Cash Resources and Liquidity

At December 31, 2005, we had cash and short-term investments of $33.83 million resulting in working capital of $30.46 million, compared with $135.39 million of cash and short-term investments and working capital of $144.02 million at the beginning of the year. The decrease in cash and short-term investments was primarily caused by our expenditures for property, plant and equipment related to constructing Kisladag and Tanjianshan.  As noted elsewhere herein under Financial Position, the Company completed the sale of 34,500,000 shares of common stock for net proceeds of $155.04 million in February 2006.

7. Contractual Obligations

Our contractual obligations at December 31, 2005, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations ($000)	2006	2007	2008	2009	2010	2011+	Total

Operating leases	$429	$363	$363	$367	$389	$1,498	$3,409
Capital leases	37	36	36	37	-	-	146
Capital expenditures	16,288	1,011	1,000	1,000	1,000	2,250	22,549
Purchase obligations	7,032	1,935	-	-	-	-	8,967
Property expenditures	952	57	57	57	57	287	1,467

Total	$24,738	$3,402	$1,456	$1,461	$1,446	$4,035	$36,538

Capital expenditures in 2006 represent purchases relating to the construction of the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through 2007 relate to energy, oxygen and other contracts at the São Bento mine. Property expenditures of $1.47 million relate to land fees and contractual exploration expenditures for Vila Nova and Tanjianshan.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

8. Summary of Quarterly Results and Fourth Quarter Review

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
$000 except per share amounts	2005	2005	2005	2005
Revenue	$9,239	$10,522	$6,154	$7,882
Net income (loss)	$(22,599)	$(6,507)	$(11,063)	$(8,957)

Basic and diluted (loss) income per share - US$	(0.08)	(0.02)	(0.04)	(0.03)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	2004	2004	2004	2004
Revenue	$9,560	$9,156	$7,259	$9,940
Net income (loss)	$(10,263)	$(1,343)	$(1,673)	$(663)

Basic and diluted (loss) income per share - US$	(0.04)	-	(0.01)	-

Lower production levels, lower sales volumes and higher operating costs have led to net loss in each of the eight quarters in 2004 and 2005. The losses reported in Q4 2004, Q1 2005, Q2 2005 and Q3 2005 were affected by results of the 2004 exploration drilling program at the São Bento mine that did not establish the continuity of the mineralization at depth, resulting in a reduced estimate of probable reserves and a reduction in the mine life. Based on these drilling results, we have charged certain development costs to operating costs and increased our depreciation rate to reflect the shorter mine life. In Q4 2005, the write-off of the São Bento mine to fair value of $12.37 million accounted for a majority of the reported loss.

9. Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve. The projected mineral reserves are classified as such by both Canadian and US regulatory authorities.

We advise US investors that while the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our five-year plan currently assumes the following prices:

	2006	2007	2008	2009	2010

Gold price (US$/oz)	475	450	425	400	400

The resulting average five-year price is $430 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

10. Risks and Uncertainties

Gold Price

Eldorado's profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado's profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting São Bento may have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

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

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado's financial condition, liquidity or results of operations.

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

Currency Fluctuations

We operate in numerous countries - including the US, Canada, Brazil, Turkey and China - and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

11. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1
	2005	2004	2003

Gold ounces sold	66,804	81,913	95,544
Cash operating cost - ($000)
Operating costs	$35,378	$33,109	$22,863
Royalty expense and production taxes	(564)	(634)	(652)
Effects of inventory adjustments	(400)	332	405
FV of stock option grants	(171)	(650)	(259)
Expense of contractual severance costs	(1,801)	-	-
Expense of certain development costs	(5,260)	(8,075)	-
Cash operating cost	$27,182	$24,082	$22,357

Cash operating cost per ounce	$407	$294	$234

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations.

Document 4 – Management Information Circular dated March 20, 2006

ELDORADO GOLD CORPORATION

THE ANNUAL MEETING OF SHAREHOLDERS

To Be Held On May 4, 2006

TO:

The Shareholders of Eldorado Gold Corporation

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Eldorado Gold Corporation (the "Company") will be held at the Terminal City Club, 837 West Hastings Street, British Columbia on Thursday, the 4th day of May, 2006, at 3:00 p.m., for the following purposes:

1.

To receive the consolidated financial statements of the Company for the financial year ended December 31, 2005 and the report of the auditors thereon;

2.

To fix the number of directors of the Company for the ensuing year at seven (7);

3.

To elect seven (7) directors to hold office until the close of the next annual meeting of shareholders of the Company;

4.

To appoint auditors for the ensuing year;

5.

To authorize the directors to fix the remuneration to be paid to the auditors of the Company;

6.

To consider and if considered appropriate, pass an ordinary resolution approving the adoption of amendments to the Company's shareholders rights plan;

7.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are: (1) a management information circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy and notes to proxy; (3) a return envelope for use by shareholders to send in their proxy; (4) a request card for use by shareholders who wish to receive our interim and annual financial statements; and (5) the Company's 2005 Annual Report.

The Board of Directors of the Company have fixed March 20, 2006 as the record date for the determination of shareholders of the Company entitled to receive this Notice of Meeting and to attend and vote at the Meeting.

If you are a registered holder (a "Shareholder") of Common Shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on May 2, 2006.

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

DATED at Vancouver, British Columbia, this 20th day of March, 2006.

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

ELDORADO GOLD CORPORATION
MANAGEMENT INFORMATION CIRCULAR
MARCH 20, 2006

FOR
THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON May 4, 2006

PURPOSE OF SOLICITATION

This management information circular (the "Information Circular") is being provided to you in connection with the solicitation of proxies by management ("Management") of Eldorado Gold Corporation (the "Company", "us", "we" or "our") for use at our annual general meeting of shareholders ("Shareholders") of the Company to be held at 3:00 p.m. on May 4, 2006 and at any and all adjournments thereof (the "Meeting"), at the place and for the purposes set forth in the Notice of Meeting.

The solicitation is made by Management.  The cost of this solicitation will be borne by us.  It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by our directors, officers or regular employees at nominal cost.  We will also pay the broker-dealers, banks or other nominee Shareholders of record their reasonable expenses in mailing copies of the meeting materials to beneficial owners of common shares ("Common Shares") of the Company.

Unless otherwise specified, all information provided in this Information Circular is as at March 20, 2006.  All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

RECORD DATE

The directors have set March 20, 2006 as the record date for determining which Shareholders holding Common Shares of record shall be entitled to receive the Notice of the Meeting and to attend and vote at the Meeting.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers and directors of the Company and are Management designees. You as Shareholder of record have the right to designate a person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person's name which you wish to designate or by completing another proper form of proxy and in either case delivering the completed proxy to the office of our registrar and transfer agent, Computershare Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on May 2, 2006.

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

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Shareholder of record or by your attorney duly authorized in writing.  If you are a representative of a Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company's registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

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

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Many Shareholders are "non-registered" shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).   Subject to the provision of National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101"), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) together with the Notice of Meeting, this Information Circular, the 2005 Annual Report and related documents from our transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc., as the case might be) "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  In that regard, Computershare is required to follow the voting instructions properly received from NOBOs.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete VIFs that are to be returned to Computershare.  Should a NOBO wish to vote at the Meeting in person, the NOBO must request a form of legal proxy from Computershare that will grant the NOBO the right to attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents together with the 2005 Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a "request for voting instruction form" which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, we have 339,901,489 (calculated as at March 20, 2006) Common Shares issued and outstanding.  Each Shareholder of record at the close of business on March 20, 2006 (the "Record Date") is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two voting persons present or deemed to be present and authorized to cast in the aggregate not less than 5% of the total votes attaching to all shares carrying the right to vote at the Meeting will constitute a quorum at the Meeting.  Voting persons are Shareholders, duly authorized representatives of Shareholders or proxyholders of Shareholders, entitled to vote at the meeting.

As at March 20, 2006, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

Our Articles and By-Laws provide that our Board of Directors (the "Board" or the "Board of Directors") is to consist of a minimum of three (3) directors and a maximum of twenty (20) directors.  The existing Board consists of seven (7) directors and for this forthcoming year, the Board proposes to fix the number of directors at seven (7).   Accordingly, we intend to place before the Meeting for approval, a resolution fixing the number of directors at seven (7) directors. We also propose the persons named in the table below be nominated at the Meeting to serve as directors of the Company for the ensuing year.  All nominees are currently directors of the Company.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our Articles and By-Laws, he becomes disqualified to act as a director or is removed in accordance with the Canada Business Corporation Act (the "CBCA").

The Corporate Governance and Nominating Committee (the "CGNC") is responsible for the identification of nominee directors to the Board.  On an annual basis the CGNC reviews the size and composition of the Board and qualification criteria for Board members that reflects an appropriate mix of expertise, skills, attributes and personal and professional backgrounds for service as directors  of the Company.  The CNGC also performs an annual review of incumbent directors' performance and attendance at Board and Committee meetings in connection with the CGNC's consideration of Directors to be recommended for election at the Company's annual meeting.  The review seeks to identify specific areas, if any, in need of improvement or strengthening and advance discussions by the Board in an assessment of the Board's composition and independence.

Based on its review, the CGNC recommends a slate of nominee Directors to be elected at the annual shareholders meeting who meet the established criteria and who have sufficient time available to devote to the affairs of the Company.  This year the CGNC has recommended that the persons named in the table below be put forth to the shareholders as director nominees.

Except as noted under "Voting of Proxies", proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).  No class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

The following table sets forth certain information with respect to persons to be nominated for election as a director.  All proposed nominees are currently directors of the Company whose current term of office will expire as of the close of the Meeting.  The following information concerning the respective nominees has been furnished by each of them:

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Company	Principal Occupation(1)	Director Since	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)
JOHN S. AUSTON (4) (5) British Columbia, Canada Independent Director (6)	Corporate Director	April 2003	8,000
K. ROSS CORY (3) (5) British Columbia, Canada Independent Director (6)	Senior Vice President, Raymond James Ltd.	April 2003	Nil
ROBERT R. GILMORE (3)(4) Colorado, U.S.A. Independent Director (6)	Independent Mining Consultant	April 2003	Nil
WAYNE D. LENTON (4) Arizona, U.S.A. Independent Director (6)	Independent Mining Consultant	June 1995	40,700
HUGH C. MORRIS (3) (5) British Columbia, Canada Independent Director (6)	Independent Mining Consultant	January 1995	110,000

Name of and Province and Country of Residence of Proposed Nominee Directors and Present Position with the Company	Principal Occupation(1)	Director Since	Approximate Number of Common Shares Beneficially Owned Directly or Indirectly or over which Control or Direction is Exercised as of the Date Hereof(2)
DONALD SHUMKA (3) British Columbia, Canada Independent Director (6)	President & Managing Director Walden Management Ltd.	May 2005	Nil
PAUL N. WRIGHT British Columbia, Canada President & Chief Executive Officer Eldorado Gold Corporation	President & Chief Executive Officer of the Company	March 1999	100,000

Note:

(1)

Except as set out below, the information as to occupation of the directors of the Company includes present principal occupation and occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular of that meeting.

(2)

See "Compensation of Directors" for options granted to directors other than the President & Chief Executive Officer and, "Statement of Executive Compensation" for options granted to the President & Chief Executive Officer.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)     Member of the Corporate Governance and Nominating Committee.

(6)

A director is considered independent if he has no direct or indirect material relationship with the Company, which in the view of the Board could reasonably be expected to materially interfere with the director's independent judgment.

John S. Auston (B.Sc Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University) was first elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston also serves as a Corporate Director at Cameco Corporation and Centerra Gold Inc.  Previously he was President & CEO of Ashton Mining of Canada Inc. from 1996 to 2000 and President & CEO of Granges Inc. from 1993 to 1995.  Prior to this he held various senior executive positions in the minerals arm of the British Petroleum Group from 1980 to 1992.  Mr. Auston is an independent director and a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

K. Ross Cory (MBA, Finance and International Business, UBC; B.Sc General Science, UBC) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory also serves as a Corporate Director of Regalito Copper Corp., Northern Peru Copper Corp. and Lumina Resources Corp.  Mr. Cory has served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989 and is currently on long term leave.  Mr. Cory is an Independent Director and a member of the Audit Committee and the Corporate Governance and Nominating Committee.

Robert R. Gilmore (BSBA Accounting, University of Denver; CPA, Colorado) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is an Independent Financial Consultant.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore is an Independent Director, Chairman of the Audit Committee and a member of the Compensation Committee.

Wayne D. Lenton (B.Sc Metallurgical Engineering, Montana School of Mines) was elected to the Board of Directors of Eldorado Gold Corporation in June 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of  Energold Drilling Ltd. and North American Tungsten Corp. Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation. Mr. Lenton is an Independent Director and the Chairman of the Compensation Committee.

Hugh C. Morris (B.Sc Mining Geologist, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; President, Canadian Global Change Program; Past President, Geological Association of Canada) was elected to the Board of Directors of Eldorado Gold Corporation in January 1995.  Mr. Morris is an Independent Mining Consultant and serves on the Board of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd., Pacific Northern Gas Co. and Triex Minerals Corporation.  Mr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.  Mr. Morris is an Independent Director, the Non-Executive Chairman of the Board of Eldorado and a member of the Audit Committee and the Corporate Governance and Nominating Committee.

Donald Shumka (MBA, Harvard University; BA, UBC) was appointed to the Eldorado Board of Directors effective May 3, 2005.  Mr. Shumka is and has been since 2004, the  President and Managing Director of Walden Management Ltd a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd.  He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets, Canadian investment firms and 25 years in the forest industry where he was for a decade the Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd., Mr. Shumka is an Independent Director and a member of the Audit Committee.

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

On an annual basis the Company's directors are asked to confirm that they have disclosed all their directorships.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2005 by our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and up to three of our most highly compensated executive officers (other than the CEO and CFO) whose total annual salary and bonus was in excess of $150,000, and any of our former executive officers that would have been one of up to three of the most highly compensated executive officers except that the individual was not serving as an officer for us as of December 31, 2005 (collectively, the "Named Executive Officers").

Name and Principal Position with the Company	Year	Annual Compensation			Long Term Compensation			All Other Compensa-tion(2) CDN($)
		Salary CDN($)	Bonus CDN ($)	Other Annual Compensation(1) CDN($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares Or Share Units CDN($)	LTIP Payouts CDN($)
Paul N. Wright President & Chief Executive Officer	2005 2004 2003	446,250 425,000 400,000	541,078 358,294 225,000	Nil Nil Nil	400,000 1,000,000 400,000	Nil Nil Nil	Nil Nil Nil	30,781 21,306 18,518
Earl W. Price Chief Financial Officer	2005 2004 2003	227,160 216,300 210,000	176,049 110,854 91,875	Nil Nil Nil	150,000 450,000 110,000	Nil Nil Nil	Nil Nil Nil	9,714 17,282 13,222
Norm Pitcher Chief Operating Officer	2005 2004 2003 (3)	225,280 148,130	136,450 79,002 Nil	Nil Nil Nil	300,000 175,000 175,000	Nil Nil Nil	Nil Nil Nil	20,041 8,065 734
Berne Jansson (4) Vice President, Operations	2005 2004 2003	223,750 169,195 68,444	75,421 71,370	Nil Nil Nil	125,000	Nil Nil	Nil Nil	31,429 32,344
Dawn Moss Corporate Secretary	2005 2004 2003	123,600 114,000 95,000	79,104 49,020 33,250	Nil Nil Nil	150,000 175,000 50,000	Nil Nil Nil	Nil Nil Nil	20,151 16,160 12,631

Note:

(1)

The aggregate amount of perquisites and other personal benefits that are less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2)

Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3)

Norman Pitcher joined the Company on November 3, 2003 in the position of Manager, Exploration  and was appointed Vice President, Exploration & Development on May 14, 2004 and further to the position of Chief Operating Officer on July 1,  2005

(4)

Berne Jansson joined the Company on September 1, 2003 in the position of General Manager, Kisladag Project, Turkey and was appointed Vice President, Operations on March 31, 2005.

Option Grants During the Financial Period Ended December 31, 2005

We granted the following options to the Named Executive Officers during the financial year ended December 31, 2005:

Option/SARs Grants During 2005 Financial Year

Name	Common Shares Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in financial year	Exercise or Base Price (CDN$/Share)	Market Value of Common Shares Underlying Options on the Date of Grant (CDN$/Share)	Expiration Date
Paul N. Wright	400,000	14.3%	$3.37	$3.37	January 27, 2010
Earl W. Price	150,000	5.3%	$3.37	$3.37	January 27, 2010
Norman Pitcher	300,000	10.7%	$3.37	$3.37	January 27, 2010
Berne Jansson	125,000	4.5%	$3.30	$3.30	March 30, 2010
Dawn Moss	150,000	5.3%	$3.37	$3.37	January 27, 2010

Note:

(1)

See "Incentive Stock Option Plans" for a description of the terms that apply to the options.

Aggregated Options Exercised During 2005 Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options/SARs at December 31, 2005 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at December 31, 2005 Exercisable/ Unexercisable(1) ($)
Paul N. Wright	275,000	358,323	1,133,333 /266,667	2,299,333 / 61,867
Earl W. Price	0	0	500,000 /100,000	1,011,500/232,000
Norman Pitcher	100,000	147,108	275,000 / 275,000	452,500 /662,000
Berne Jansson	75,000	106,645	225,000/100,000	459,000/239,000
Dawn Moss	65,000	122,183	225,000 /100,000	464,250 / 232,000

Note:

(1)

Based on a market value of Cdn$5.69 per share, being the closing trading price per Common Share on the TSX as of December 31, 2005.

Employment Contracts

Mr. Paul Wright entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Wright's agreement upon termination without cause, relocation prior to March 24, 2006, adverse change in his salary, duties or responsibilities, or in the case of change of control(1) Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Earl Price entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Price's agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control(1) Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Norman Pitcher entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Mr. Pitcher's agreement, upon termination without cause; adverse change in his salary, duties or responsibilities; or in the case of change of control(1) Mr. Pitcher is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times his annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of his benefits for 12 months after his termination.

Mr. Berne Jansson entered into an employment agreement with the Company dated September 2003 which was amended in March 2005.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, paid vacation time, eligibility for benefits and option grants.  The Employment Agreement also contains confidentiality provisions of indefinite application and non-competition clauses that apply for one year following termination. Under the terms of Mr. Jansson's agreement upon termination without cause, the Employment Agreement entitles Mr. Jansson to continuation of health benefits for up to twelve months, payment of all wages owing, and a severance payment of two times annual salary and bonus (collectively, the "Severance Package").  In addition, if a change in control (as defined in the Employment Agreement) occurs, Mr. Jansson has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.

Ms. Dawn Moss entered into an employment agreement with the Company dated May 13, 2004.  Under the terms of Ms. Moss's agreement, upon termination without cause; adverse change in her salary, duties or responsibilities; or in the case of change of control (1) Ms. Moss is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to two years times her annual salary and bonus (based upon his salary and bonus in the twelve months prior to termination) and continuation of her benefits for 12 months after his termination.

Note:

(1)

Change of control means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company;

(ii)

the amalgamation or consolidation (the "Transaction") of the Company with, or merger of the Company unless (a) the Company is the surviving company after the Transaction; and (b) after giving effect to the Transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the company resulting from the Transaction are held by at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to the Transaction;

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (a) the disposition is to a corporation; and (b) immediately after the disposition, at least 60% of the voting rights attached to all outstanding voting shares of the corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights to all outstanding voting shares of the Company immediately before giving effect to the disposition.

Indebtedness of Directors, Executive Officers, Officers and Employees

As of March 20, 2006 there was no indebtedness to us or any of our subsidiaries (other than routine indebtedness) or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our Subsidiaries by our current and former directors, officers and employees.

Composition of the Compensation Committee

During the year ended December 31, 2005, the following individuals served as members of our Compensation Committee:  Wayne Lenton (Chairman), John Auston and Robert Gilmore, who were all Independent Directors of the Company during the time they served.  None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our executive officers have served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.   See "Corporate Governance - Compensation Committee".

Report On Executive Compensation

The Company's commitment is to enhance shareholder value through the discovery and acquisition of gold reserves, and the operation of profitable mines.  In order to maximize its commitment, the Company designs its compensation packages to attract highly skilled, experienced and knowledgeable employees in a competitive human resource market by providing appropriate salaries and incentives and by creating a work environment that allows employees to maximize his/her potential within their chosen careers.

The Compensation Committee is responsible for, among other things, the annual review of the Company's short-term and long-term policies for attracting, developing and motivating executive officers of the Company.  The Compensation Committee met 6 times in 2005 to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

Executive Compensation Practices

The mandate of the Compensation Committee is to review the terms of employment of the Company's executive officers annually, to review and approve, on an annual basis the Chief Executive Officer's and the senior executives performance objectives and assess the performance of the Chief Executive Officer for the prior year, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.  The Terms of Reference for the Compensation Committee approved by the Board of Directors on February 3, 2006 are attached as Schedule "A" hereto and can be found on the Company's website www.eldoradogold.com.

The Compensation Committee's executive compensation practices are based on combining the talents of the executive officers with the Company's stated commitments.  Executive compensation addresses both the short-term and long-term interests of the Company and is linked to the performance of the Company and individual accomplishments.  The Company compensates executive officers at a level and in a manner that allows the Company to be able to attract, motivate and retain individuals with exceptional executive skills.  In addition, the executive compensation packages recognize and reward executive officers based upon their individual and corporate performance as determined and approved on an annual basis by the Board of Directors.  The Compensation Committee monitors levels of executive remuneration to determine whether overall compensation reflects the Company's objectives and philosophies and meets the Company's desired relative compensation position.  The key components comprising executive officer compensation are base salary, annual bonus (short-term incentives), participation in the executive's RRSP contribution and in an incentive stock option plan (long-term incentives).

The Compensation Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates, including the Coopers Consulting 2005 Mining Salary Survey Corporate Report - Canada and the Western Compensation & Benefits 2005 National Executive Compensation Survey.  In establishing base salaries and salary ranges, the objective of the Compensation Committee sets target levels which, over time, will be competitive with market salaries.  The Company's compensation practices set target levels consistent with the median level in the group of comparable companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels.  The Chief Executive Officer does not participate in discussions or reviews relating to his own compensation.

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses (Short Term Incentive Plan "STIP").  The STIP is designed to give an incentive to stretch the participant's contribution; align the individual's contribution with Company objectives, communicate key objectives which are valued most highly and reward senior management employees for achieving objectives commensurate with the business and operations of the Company.  The STIP provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.  Incentive bonuses are awarded annually to executive officers, based on criteria as approved by the Board of Directors, and upon a detailed review of Company and individual performance over the prior financial year relative to each executive officer's area of responsibility. The bonuses for the Named Executive Officers are set out under the Summary Compensation Table.

In determining the annual cash awards the Compensation Committee undertakes a process beginning in the first quarter of each calendar year.  The Committee meets with senior management to confirm the participants in the STIP and the corporate, operational and personal objectives of each participant.  In determining the objectives of the STIP Management and the Committee take into consideration the Company's budget and business plan for the coming year and the individual participant's role within the Company.  Objectives are assigned to the individual participant according to their position, their expertise and their level of influence in the corporate and operational areas of the Company's activities.  Personal objectives are decided in consultation between Management and the individual participant and recommended to the Compensation Committee for approval.  Weightings are applied to the individual participant's objectives according to his/her ability to impact the success of the objectives.  The STIP is recommended by the Compensation Committee to the Board of Directors for approval.

During the first quarter of the following year, the Compensation Committee reviews with Management the performance of the Company and the individual participant's contribution to the success of the objectives.   The Committee may also take into consideration major events that have significant impact on the Company, but were outside the stated objectives in the STIP.  In consultation with Management the Compensation Committee will make a determination of the cash award to be paid in accordance with the STIP and make a recommendation to the Board of Directors for approval of the payment of the STIP to the participants.

The Company also has in place an incentive stock option plan, the Incentive Stock Option Plan, Officers and Directors (the "D&O Plan").  The D&O Plan was designed to encourage executive officers to focus on the long-term interests of the Company and its Shareholders.  The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the D&O Plan.   Stock Options granted under the D&O Plan are vested over three years and are issued at the closing price of the Company's shares on the TSX on the day prior to the granting of the options.  (Refer to the section on "Incentive Stock Option Plans" for additional information).  The Company issued 1,125,000 options to the Named Executives under the incentive stock option plan during 2005.

CEO Compensation

The Compensation Committee's CEO Compensation evaluates the President & CEO's compensation package and compares such package with competitive compensation packages for positions of similar responsibility at gold mining companies that are, like the Company, publicly held.  By undertaking this evaluation the Compensation Committee determined that the President & CEO's compensation package is appropriately designed to enhance shareholder value and  to provide compensation commensurate with the performance of the President & CEO.  In assessing the compensation paid to the President & CEO, the Committee also reviews available industry data relating to such companies collected from independent compensation surveys including the Coopers Consulting 2005 Mining Salary Survey Corporate Report - Canada,  the Western Compensation & Benefits 2005 National Executive Compensation Survey and information available in the public records.  The President & CEO's salary increase for 2005 (an increase from Cdn$425,000 to Cdn$446,250 per year) was recommended by the Compensation Committee and approved by the Board of Directors and was determined to be competitive with similar positions and recognizes his contribution to the achievement of the Company's goals.  A bonus of Cdn$541,078 was given to the President & CEO in recognition of his achievements in 2005.  His total compensation package for 2005 was $987,328.

Compensation Committee report approved by:

Wayne Lenton, Chairman
John Auston
Robert Gilmore

Incentive Stock Option Plans

We have an incentive stock option plan (the "Employee Plan") in place for our employees.  The Employee Plan was established on June 6, 1994.  Subsequent amendments to the Employee Plan dated June 5, 1995, June 27, 1996, May 31, 2000, April 30, 2003, May 13, 2004 and April 28, 2005 were approved by resolutions of our Shareholders. As noted above, we also have an incentive stock option plan for our director and officers.  We established the D&O Plan on April 30, 2003.  Subsequent amendments to the D&O Plan was approved by the resolution of our Shareholders on April 28, 2005.  A subsequent housekeeping amendment was approved for the D&O Plan and the Employee Plan (collectively, the "Plans") by our Board.

The Plans permit the granting of options to eligible participants to purchase up to a maximum of 24,881,297 Common Shares (13,822,947 for the Employee Plan and 11,058,350 for the D&O Plan) (representing a maximum of 8% (4.5% for the Employee Plan and 3.5% for the D&O Plan) of the issued and outstanding Common Shares as of the date hereof) which have been reserved for issuance under the Plans.  As of the date hereof, 7,016,539 options (2,990,001 for the Employee Plan and 3,935,000 for the D&O Plan and 91,538 for the Afcan Plan (see page 14 "Afcan Plan")) to purchase 7,016,539 Common Shares or 2.1% of the issued and outstanding Common Shares have been granted to eligible participants, 11,543,641 Common Shares have been issued pursuant to the exercise of 11,543,641 options and a total of 6,403,396 (2,520,046 for the Employee Plan and 3,883,350 for the D&O Plan) options remain available to grant under the Plans.

Options that have expired or were exercised, cancelled or otherwise terminated are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2005 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2005 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2005 (c)
Equity compensation plans approved by securityholders	9,771,650	3.34	13,328,397
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,771,650	3.34	13,328,397

The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.  The D&O Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to our directors and officers.  Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death.  Each option entitles the holder to one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Option Plan as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the Options granted is determined by the Board of Directors, options are granted in five year terms   Pursuant to the terms of the Plans, additional terms and conditions may be imposed by the Board of Directors on options granted under the Plans.  The Board imposes vesting restrictions on options granted under the Plans.  The Plans do not provide for the Company financially assisting any optionee in connection with the exercise of options.

Each Plan provides that the maximum number of Common Shares that may be issued and issuable to eligible participants pursuant to options granted under the Plan, when taken together with the number of Common Shares issued and issuable to eligible participants under our other previously established or proposed share compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares on a non-diluted basis.  The Employee Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements may not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.  The D&O Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the D&O Plan to eligible participants, together with the number of Common Shares issued and issuable to such participants under any other previously established or proposed share compensation arrangements, may not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of the options.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the D&O Plan may not exceed 1% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares. The total number of Common Shares that may be reserved for issuance to non-executive directors under both  Plans is limited to 0.5% of the issued Common Shares on the date of grant.

Subject to the limitations set out above the Plans permit reloading of Common Shares in circumstances where options have been exercised, which provision would need to be re-approved every three years in accordance with TSX requirements.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible participant under a Plan due to

(a)

retirement or disability, the holder has up to 365 days to exercise any vested options;

(b)

in the case of the D&O Plan only, termination of employment within the six months following a change of control , the holder has 180 days from the date of such termination to exercise vested options;

(c)

death, the holder's estate has 365 days to exercise vested options;

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

(b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, the Board may, in its discretion, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject where required to the terms and conditions in the Plans, securities regulators, the TSX and/or AMEX approval, from time to time amend, suspend or terminate the Plans in whole or in part.  Pursuant to the Plans, the Board is specifically authorized to amend or revise the terms of the Plans without obtaining Shareholder approval in the following circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the options or Plan which does not extend beyond the original expiry date;

(c)

to amend the eligibility requirements of eligible participants which would have the potential of broadening or increasing insider participation;

(d)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(e)

to add a deferred or restricted share unit or any other provision which results in an eligible participant receiving securities while no cash consideration is received by the Company; and

(f)

other amendments of a housekeeping nature.

Pursuant to the TSX requirements, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage (an increase does not include reloading after exercise provided that the fixed maximum is not increased);

(b)

the introduction of a provision permitting reloading upon exercise;

(c)

the addition of any form of financial assistance;

(d)

any amendment to the financial assistance provision which is more favourable to participants;

(e)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The exercise price of any outstanding option may not be reduced unless Shareholder approval is obtained.  The Plans and the TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Subject to certain limited exceptions, shareholder approval is required under the AMEX rules for any "material amendment" to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an AMEX listed company.  A "material amendment" includes, but is not limited to the following:

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

(i)

permit a repricing (or decrease in exercise price),

(ii)

reduce the price at which shares or options to purchase shares may be offered, or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any expansion in the types or options or awards provided under the plan.

The Plans must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.

In addition, the Plans and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval of a distribution to the public of Common Shares, or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.

A copy of the Plans may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

Under a Compromise Agreement, dated September 12, 2005 (the "Afcan Transaction"), we acquired all of the issued and outstanding shares of Afcan Mining Corporation ("Afcan"), a gold mining company listed on the TSX with a late stage development project in the People's Republic of China.  At the date of the Afcan Transaction, Afcan had in place an incentive stock option plan (the "Afcan Plan") whereby there were 594,997 options (the "Afcan Options") outstanding to three employees of Afcan (the "Afcan Employees") who continued into the employment of Eldorado or Qinghai Dachaidan Mining Limited, a subsidiary of the Company.  Pursuant to the Afcan Transaction and approval of the TSX the Afcan Options were converted and the Afcan Employees received one option (the "New Afcan Option") for every 6.5 Afcan Options.  A total of 91,538 Afcan Options were converted into New Afcan Options under a separate share reserve in addition to the Plans.  The Afcan Options continue to be directed under the terms and conditions of the Afcan Plan and the option agreements with the Afcan Employees.  The number of Eldorado shares reserved for the New Afcan Options as of today's date is 91,538.   Terms and conditions of the Afcan Plan are available at www.sedar.com as adopted by the Board of Directors on March 17, 1998 and approved by the shareholders on January 11, 1999 and amendments thereto.

PERFORMANCE GRAPH

The following chart compares the total cumulative shareholder return for CDN$100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index  and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 2000 and ending December 31, 2005.

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees (the "Independent Directors") are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2005, the annual retainer fee paid to such directors other than the Chairman of the Board was $20,000 and the annual retainer paid to our Non-Executive Chairman was $30,000.  The Chairman of the Audit Committee received an additional annual retainer of $5,000.  The Chairman of the Corporate Governance and Nominating Committee and the Chairman of the Compensation Committee received an additional annual retainer of $3,000 and Directors receive a fee of $1,500 for each director meeting and $1,500 for each committee meeting attended.  In 2005 Directors who were required to travel to Board and/or Committee Meetings from other countries or cities were paid US$375 per day (the "Travel Allowance").  At a meeting of the Board on February 2, 2006 it was resolved to amend the Travel Allowance to Cdn$750 per day.  Directors are reimbursed for their incidental expenses incurred in connection with their services as directors.

The Independent Directors were paid the following amounts as directors' fees and retainer for the year ended December 31, 2005:

Independent Directors	CDN $
John Auston	45,500
Ross Cory	49,250
Robert Gilmore	56,500
Hugh Morris	51,000
Donald Shumka	25,334
Wayne Lenton	48,500
Total Director Compensation	276,084

Pursuant to the Company's Directors' Compensation Policy our directors are eligible to participate in the D&O Plan.  The terms of the Directors' Compensation Policy include the provision of a grant of 100,000 fully vested options to newly elected Directors.  All subsequent options granted to non-executive Directors would be subject to vesting requirements as determined by the Board.  In 2005, Mr. Donald Shumka was appointed to the Board and was granted 100,000 options pursuant to the Directors' Compensation Policy.  Each option entitles Mr. Shumka to acquire one common share at the exercise price of Cdn$3.00 per share until April 28, 2010.  See "Incentive Stock Option Plans" for a description of the terms and conditions that apply to the Options.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

There was no indemnification payable this financial year to our directors or officers.

We maintain liability insurance for our directors and officers in the aggregate amount of US$20,000,000 subject to a US$250,000 deductible loss payable by us.  The premium, in the amount of US$265,650 was paid by us for the period from July 1, 2005 to July 1, 2006.  The Company, on an annual basis, examines the relevancy of the liability insurance and determines if the amount or the terms of the policy should be adjusted.

CORPORATE GOVERNANCE

Major regulatory changes in respect of corporate governance have recently come into effect.  In particular, the Canadian Securities Administrators (the "CSA") have issued National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").  The TSX also requires each listed company to discuss its approach to corporate governance annually in accordance with the NI 58-101.  Additional changes also have arisen from the U.S. Sarbanes-Oxley Act of 2002, and the subsequent rules and regulations, adopted by the U.S. Securities and Exchange Commission and the rules and regulations recently adopted by the AMEX.

In 2006 the Board formed the CGNC and appointed three Independent Directors to the CGNC.  In its role of corporate governance the CGNC monitors the various changes and proposed changes to corporate governance regulations and guidelines and, where appropriate amends its corporate governance practices to maintain a best practices approach to corporate governance matters. The Board believes that our practices are consistent with and in some cases go beyond most corporate governance rules and guidelines as recommended by the securities commissions and stock exchanges in the jurisdictions where the Company's shares are listed.

The following describes the Company's corporate governance practices in accordance with the disclosure requirements of  Proposed NI 58-101.

Board of Directors

The Board is currently comprised of seven Directors, six of whom are independent and the seventh is the CEO.  A director is considered independent if he has no direct or indirect material relationship with the Company, which in the view of the Board could reasonably be expected to materially interfere with the exercise of the director's independent judgment.  The Board of Directors approved the Terms of Reference for a Director on February 2, 2006.  These Terms of Reference can be found on the Company's website at www.eldoradogold.com and attached to this Information Circular as Schedule C.

Meaning of independence is defined by the following:

1)

A Director is independent if he or she has no direct or indirect material relationship with the issuer.

2)

A "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a Director's independent judgment.

3)

Despite (2) above, the following individuals are considered to have a material relationship with the issuer.

a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

b)

an individual whose family member is, or has been within the last three years, an executive officer of the issuer;

c)

an individual who:

i.

is a partner of a firm that is the issuer's internal or external auditor;

ii.

is an employee of that firm; or

iii.

was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

The Board has determined that the six directors identified below, including our Chair, are Independent Directors:

John Auston	Independent
Ross Cory	Independent
Robert Gilmore	Independent
Wayne Lenton	Independent
Hugh Morris, Chairman	Independent
Donald Shumka	Independent

Paul Wright, our President & Chief Executive Officer is a member of our management and therefore is not an Independent Director.

The Board is satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining effective stewardship. The Board believes that the composition of the Board fairly represents the interests of Shareholders.

The Independent Directors hold regularly scheduled meetings at which members of management are not in attendance ("In Camera Meetings").  In 2005, the Independent Directors held three In Camera Meetings.   An Independent Director of  the Company is appointed at the In Camera Board Meetings to take and maintain the Minutes of such meetings.

Our Board expects that all directors should attend all meetings of the Board and all meetings of each committee on which a director is a member.  The following table summarizes the attendance of Board members from January 1, 2005 to the date hereof:

Name	Board Meetings Attended
John Auston	8of 9
Ross Cory	9 of 9
Robert Gilmore	9 of 9
Wayne Lenton	9 of 9
Hugh Morris, Chairman	7 of 9
Donald Shumka(1)	4 of 9
Paul Wright	9 of 9

(1) Mr. Shumka was appointed to the Board of Directors on April 28, 2005.

Certain of our Independent Directors are also directors of other reporting issuers in Canada.  Refer to the Independent Directors personal information on pages 5 & 6 of this circular.

The Chairman of the Board is the chief administrative officer of the Board of Directors, responsible for providing strategic and tactical leadership to the Directors and for ensuring the smooth functioning of the Board's processes.

Board Mandate

The principal role of our Board of Directors is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of the Company's assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess and monitor the systems in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards ethics, risk management, compliance with applicable laws and regulatory policies, environmental, safety and health practices and procedures, financial practices, disclosure and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to securities and regulatory authorities in the jurisdictions where the Company is listed, and other stakeholders, such as employees, contractors, communities, and the public.  The Board requires that there are long-term goals and strategic planning processes in place, to which the Board brings objectivity and judgment.  The Board is responsible for approval of the corporate strategy and for monitoring the Company's processes.   The Board of Directors is responsible for succession planning for the Board and for the CEO.  The complete Terms of Reference for our Board of Directors are attached as Schedule "B" to this Information Circular and can be found on our website www.eldoradogold.com or by contacting our Corporate Secretary.  These Terms of Reference include the Mandate of the Board of Directors.

Position Descriptions

The Board has developed Terms of Reference for Directors.  Such Terms of Reference are reviewed annually for compliance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company is listed. The Terms of Reference for Directors delineate the roles and responsibilities of the Chair of the Board and of the Chair of each Committee.   The Terms of Reference were last approved by the Board of Directors on February 2, 2006 and are attached to this Information Circular  The position description for the CEO has been developed and approved by the Board of Directors and is renewed annually by the Compensation Committee as part of the CEO's evaluation process.

Orientation and Continuing Education

The Board has a formal process for the orientation of new Independent Directors regarding the role of the board, its Committees and its Directors and the nature of operations of the business.   Each newly elected Independent Director is provided with one-on-one orientation by each of the senior executive officers and departmental heads and receives a Director's binder that includes information pertinent to his/her role as a Director of the Company.  In addition, monthly management reports, presentations by the President & CEO at regularly scheduled Board Meetings, annually scheduled presentations by our international senior management and relevant site visits to our development projects and operations provide our Directors with updated information on the Company's activities.

Information is available to the Board concerning continuing education for its Directors.   The President & CEO reports to the Board on an informal and formal basis regularly.  Departmental managers who can provide insight because of personal involvement, and/or certain of our advisors and consultants are invited to attend meetings of the Board on a regular basis to relay information pertinent to our business activities.

Ethical Business Conduct

Eldorado Gold Corporation and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  This Code of Business Conduct and Ethics (the "Code"), adopted on October 27, 2004 by the Board of Directors summarizes the legal, ethical and regulatory standards that we follow and is a reminder to our directors, officers and employees ("Representatives"), of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every Representative.  The Board does not monitor compliance with the Code, but rather relies on the oversight of the Company's Internal Controls to monitor  compliance with the Code.

The Code is available on our website www.eldoradogold.com and on SEDAR at www.sedar.com under the Company's name.  In addition, a copy of the Code can be obtained from our Corporate Secretary by request in writing to Suite 1188 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 or e-mail dawnm@eldoradogold.com.  The Code is posted in each of our offices and operations and all Representatives are required to both acknowledge their understanding of the terms of the Code and to attest to their compliance with those terms on an annual basis.  The acknowledgement and agreement to the Code forms part of the Company's employment agreements.

Pursuant to the Code we have adopted a "Whistle Blower" policy whereby Representatives can report suspected illegal or unusual behaviour by other Representatives.  Representatives are able to report in confidence any known or suspected violations of laws, governmental regulations or this Code to the Chair of our Audit Committee.  Additionally, Representatives may contact the Chair of our Audit Committee or our Corporate Secretary with a question or concern about this Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  The contact details where Representatives can report suspected violations and guidelines are listed in the attachment to the Code.

We will not allow any retaliation against a Representative who acts in good faith in reporting any violation.

The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.  All reports will be treated confidentially to every extent possible.

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or Committee Meetings to allow independent discussion of points in issue.

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as mandated in the respective Terms of Reference for each and in our Code.  In this manner the Board encourages and promotes a culture of ethical business conduct.

The Board has in place a policy whereby individual directors are able to engage any outside advisors at the Company's expense that he/she may determine is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor are subject to approval by the Chairman of the Audit Committee or the Chairman of the CGNC.

Nomination of Directors

The Independent Directors are responsible for the identification and nomination of new candidates for the Board.  The Directors annually participate in discussions designed to identify skill sets and individuals that would enhance the proficiency of the Board In 2005, we formed the CGNC that consists of three Independent Directors who are responsible for the nominating process.  Terms of Reference for the CGNC have been written in accordance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company has its securities listed and are attached as Schedule "A" hereto and can be found on our website at www.eldoradogold.com.  The Terms of Reference establish the process of identifying, recruiting, nominating and appointing directors.  In addition, all incumbent directors complete an annual questionnaire that is designed to assess the Board as a whole and to provide a opportunity for discussion on the structure and composition of the Board.

Assessments

Annually the CGNC distributes a directors' questionnaire ("Directors' Questionnaire") to be completed by all Directors of the Company.  The Directors Questionnaire is designed to assist the Board in assessing the Directors, the Board and its Committees to determine the effectiveness of the Board as a whole.  The results of the Directors Questionnaire are tabulated and recommendations for the coming year are made to the Board based on the results of the responses.

Board Committees

The Board has established three committees of directors, being the Compensation Committee, the Audit Committee and the CGNC.  Each of the Committees is composed entirely of Independent Directors.   Terms of Reference for the Committees are attached to this Information Circular as Schedule A.

Compensation Committee

As noted above, the Compensation Committee is currently composed of three Independent Directors.   Mr. Wayne Lenton is the Chair of the Committee.  Messrs. Auston and Gilmore served as members of the Committee from 2005-2006.

The Compensation Committee develops, reviews and monitors director and executive compensation and policies.  Terms of Reference for the Compensation Committee address the description of responsibilities, powers and operations of the Compensation Committee and are attached as Schedule "A" hereto and are available on our website www.eldoradogold.com or by contacting our Corporate Secretary.    The Compensation Committee met 6 times in 2005 with all Members of the Committee in attendance at each meeting.

The Compensation Committee annually reviews the composition of the compensation packages and determines the adequacy of the compensation packages for senior executives of the Company.  The Compensation Committee is also responsible for the review of the Directors cash and equity compensation and makes recommendations to the Board of Directors in such regard.  The Compensation Committee makes its recommendations to the Board based upon the review of independent compensation surveys including the Coopers Consulting 2005 Mining Salary Survey Corporate Report - Canada, the Western Compensation & Benefits 2005 National Executive Compensation Survey, the Patrick O'Callaghan and Associates and Korn  Ferry International Report on Corporate Board Governance and Director Compensation - a Review of 2005 together with  publicly available information on the types of compensation paid to senior executives and Directors within our peer group.  In 2005 the Compensation Committee did not engage an independent consultant.

Audit Committee

The Audit Committee is currently composed of four Independent Directors.  Robert Gilmore is the Chair of the Committee and Messrs. Ross, Morris and Shumka served as members from 2005-2006.  Each of the members of the Committee is financially literate (For particulars on the experience and education of the members of our Audit Committee please refer to pages 5 & 6 of this Information Circular.)  The Audit Committee met 5 times in 2005.  All members were in attendance at each of the Audit Committee Meetings.

The Audit Committee is responsible for the oversight of financial reporting, internal controls and certain public disclosure documents.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, reviews hiring policies regarding former staff and auditors.   In 2005 the Audit Committee approved non-audit services provided by the Company's external auditors PricewaterhouseCoopers LLP ("PWC").   In October 2005 the Audit Committee determined that beginning in 2006, all future non-audit services be performed by audit firms and/or consultants other than PWC.

See "Audit Committee" in our annual information form and Schedule A in this Information Circular Terms of Reference - Audit Committee, for particulars regarding our Audit Committee's charter and the Audit Committee's pre-approval policies and procedures for non-audit consultant services and the service fees paid to our Auditor as well as other related matters.   The Terms of Reference are also available on our website www.eldoradogold.com or by contact our Corporate Secretary.

Corporate Governance & Nominating Committee

The CGNC was formed in 2005 to oversee and monitor the Company's corporate governance policies and practices, to identify, propose and nominate candidates for election as directors and to recommend a slate of nominees for election at the Company's annual shareholders meeting on behalf of the Board and to report on the CGNC's activities on a regular and timely basis to the Board.   The Chair of the CGNC is Mr. Ross Cory and Messrs. Auston and Morris served as members from 2005-2006.  The Terms of Reference for the CGNC are attached as Schedule A  to this Information Circular.  The CGCN was formed in the fourth quarter of 2005 and therefore met informally on several occasions.  In 2005 the CGNC met one time as a formal meeting constituted for the purpose of the business of the CGNC.

Other Matters

Environmental

In 2005, the Board, as whole, held the responsibility for overseeing and approval of recommendations for actions, development programs and procedures to monitor that the Company's environmental, health and safety practices were adhered to and achieved, and, if necessary, to propose changes in the Company's practices from time to time as may be warranted to keep pace with environmental, health and safety regulations, trends or developments in the mining industry and in the jurisdictions in which we operate.  The Board reviews Environmental, Health & Safety Reports quarterly at regularly scheduled Board meetings.

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board recommends that at the Annual Meeting the Shareholders vote for the reappointment of PricewatehrouseCoopers LLP ("PWC") as the Company's auditors to hold office until the next annual general meeting of Shareholders and that the Shareholders authorize the Board to fix the remuneration of the auditors. PWC were first appointed as our auditors in 1992 and have since then served as our auditors.

Fees for audit-related and non-audit services paid to PWC in 2005 are as follows:

Total Audit Fees

$345,086

Audit Related Services

$133,192

Taxation Services                  $21,809

In 2005 the Audit Committee resolved that, beginning in 2006, the Company engage another service provider for all non-audit related services, and that PWC be engaged only for audit and audit-related services.

AMENDMENT OF SHAREHOLDERS RIGHTS PLAN

At the Meeting, Shareholders will be asked to consider and, if considered appropriate, pass an ordinary resolution approving an amended and restated shareholder rights plan (the "Amended and Restated Rights Plan") between the Company and Computershare Investor Services Inc. to be dated as of May 4, 2006.

The Company originally entered into a shareholders rights plan agreement on November 14, 1996 (the "Rights Plan").  The Rights Plan (the "Amended Rights Plan") was subsequently amended and reconfirmed at the Shareholders meeting held on May 29, 2002.   Once reconfirmed, the Amended Rights Plan was to remain in effect until the expiration of the Plan on November 19, 2006, unless terminated earlier. We wish to amend and restate the Amended Rights Plan to address current trends and make other changes as described below, including the adoption of a new termination date.

The key amendments proposed to be made to the Amended Rights Plan are as follows:

  the termination date of the Amended Rights Plan will be extended to the earlier of (a) the time of termination of the Company's 2012 annual meeting; and (b) December 31, 2012, subject to the reconfirmation of the Amended and Restated Rights Plan within 3 years of obtaining shareholder approval of the Amended and Restated Rights Plan;

  the definition of "Exercise Price"  under the Amended Rights Plan, which is based on a set price, will be replaced in the Amended and Restated Rights Plan with a price that will be based on a multiple of two times the current market price of the Common Shares rather than a set price;

  certain permitted lock up agreements will be exempted from the terms of the Amended and Restated Rights Plan;

  the minimum take over bid period in the definition of "Permitted Bid" in the Amended Rights Plan will be reduced from 75 days to 60 days in the Amended and Restated Rights Plan;

  the exchange option provision, which permits the Board to issue securities or other assets in respect of a right at any time after a flip-in event has occurred, without seeking the approval of holders of shares or rights, currently in the Amended Rights Plan, has been removed from the Amended and Restated Rights Plan; and

  the Board currently has broad discretion in the Amended Rights Plan to redeem all of the outstanding Rights at a price of $0.0001 per Right at any time prior to the Amended Rights Plan being triggered as a result of a flip-in event; under the Amended and Restated Rights Plan, the Board will need to obtain the prior approval of Shareholders (or holders of Rights, if applicable).

The complete text of the Amended and Restated Rights Plan is set out in Schedule D hereto and the foregoing description of the key changes is qualified in its entity by reference to the complete text contained therein.

Pursuant to Section 6.4(b) of the Amended Rights Plan, amendments to the Amended Rights Plan require approval by a majority of the votes cast by Independent Shareholders, as defined in the Amended Rights Plan, present or represented at and entitled to be voted at a meeting of the holders of Common Shares.  The term "Independent Shareholders" is defined to exclude, among others, prospective acquirors (holds or exercises control of 20% or more of the outstanding voting shares of the Company) and plans for the benefit of employees of the Company.

The Amended and Restated Rights Plan is subject to TSX approval.  The TSX also requires that the Amended and Restated Rights Plan be approved by the majority of the votes cast by the Shareholders at the meeting and by the Shareholders other than any Shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company, if any; and any of their associates, affiliates and insiders.

To the Company's knowledge, as of the date hereof, all of the Shareholders are Independent.

The Board of Directors has determined that the Amended and Restated Rights Plan is in the best interests of the Company and its Shareholders and unanimously recommends that Shareholders vote in favour of approving the Amended and Restated Rights Plan. The Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the Rights Plan Amendment Resolution (as defined below).  If the Amended and Restated Rights Plan is not approved by the Shareholders, the Amended Rights Plan will continue to remain in effect until November 19, 2006, unless terminated earlier.

The Shareholders and Independent Shareholders are being asked to consider and vote upon a resolution to approve the Amended and Restated Rights Plan as follows:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Eldorado Gold Corporation (the "Company"), that:

1.

The amended and restated shareholder rights plan agreement (the "Agreement") between the Company and Computershare Investor Services Inc. to be dated as of May 4, 2006, as set out in Schedule D hereto, be and is hereby approved with an effective date of May 4, 2006.

2.

Any one or more directors or officers of the Company be and are hereby authorized and directed, for and on behalf of the Company, to take all necessary steps and proceedings, and to execute and deliver or file the Agreement, and any all other agreements, documents and instruments and to do all such other acts and things as are required or as may be necessary to give full effect to or carry out the provisions of the above resolution."

(the "Rights Plan Amendment Resolution")

Passage of the Rights Plan Amendment Resolution will require approval by a majority of the votes cast on the matter at the Meeting by the Independent Shareholders and the Shareholders.  Unless otherwise instructed the Management Nominees named in the enclosed form of Proxy will vote "FOR" the Rights Plan Amendment Resolution.

The following description of the characteristics and terms of the Amended and Restated Rights Plan generally is qualified in its entirety by reference to the complete text of the Amended and Restated Rights Plan which accompanies this Information Circular as Schedule D. All capitalized terms used in the following description but not otherwise defined herein are defined in the Amended and Restated Rights Plan.

Background to the Amended and Restated Rights Plan

The Amended and Restated Rights Plan was designed to protect Shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all Shareholders equally or fairly nor afford all Shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  It was also designed to provide the Board of Directors with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide Shareholders desiring to sell their Common Shares with the best opportunity to realize the maximum sale price for their Common Shares.  In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Amended and Restated Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control.  Furthermore, it was designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all Common Shares and to provide a framework within which Shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Approval of the Amended and Restated Rights Plan is not sought in response to or in anticipation of any pending or threatened take-over bid or offer for the Common Shares of the Company. Other than as disclosed in this Information Circular, the Board of Directors does not have any current intention of implementing any other proposal having an anti take-over effect.

Potential Advantages of the Amended and Restated Rights Plan

The Board of Directors believes that the Amended and Restated Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all Shareholders, on an equal basis, regardless of the size of their holdings.

In addition, the Board of Directors believes that under the current rules relating to take-over bids and tender offers in Canada there may not be sufficient time for the directors to explore and develop alternatives for the Shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days.  Accordingly, the directors believe the Amended and Restated Rights Plan continues to be an appropriate mechanism through which they will be able to discharge their responsibility to assist Shareholders in responding to take-over bids or tender offers.

The Board of Directors continues to believe that the Amended and Restated Rights Plan will not adversely limit the opportunity for Shareholders to dispose of their Common Shares through a take-over bid or tender offer which provides fair value to all Shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for Common Shares of the Company and to discharge that responsibility with a view to the best interests of the Shareholders.

Potential Disadvantages of the Amended and Restated Rights Plan

Because the Amended and Restated Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, adoption of the Amended and Restated Rights Plan may reduce the likelihood of a take-over bid being made for the outstanding Common Shares.  Accordingly, the Amended and Restated Rights Plan may deter some take-over bids that Shareholders might wish to receive.

Summary of the Amended and Restated Rights Plan Characteristics

The Amended and Restated Rights Plan has a Permitted Bid feature that allows a take-over bid to proceed in the face of the Amended and Restated Rights Plan provided it meets certain minimum standards of fairness and disclosure, even if the Board of Directors does not support the bid.  The Amended and Restated Rights Plan does not require a special Shareholders' meeting to be called to approve a Permitted Bid.

Upon a person or related group making a Take-over Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Common Shares, other than through certain "Permitted Bid Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Take-over Bid made to all Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit Shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving Shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Amended and Restated Rights Plan does not require that a special meeting of Shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, Shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it.  If Shareholders independent of the bidder tender shares representing more than 50% of the Common Shares then outstanding by the end of the minimum initial tender period of 60 days, the bid must be extended for a further period of 10 days to allow initially non-tendering Shareholders to tender their Common Shares to the bid if they so choose.  The initial tender of Common Shares by a Shareholder pursuant to a Permitted Bid acts as a surrogate for the costly and rather cumbersome process of requiring a Shareholder vote at a special Shareholders' meeting.  As with a Shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Of course, the Board of Directors may call a Shareholders' meeting at any time should it believe that a meeting would be beneficial to the Shareholders.

The Amended and Restated Rights Plan does not in any way detract from or lessen the duty of the Board of Directors to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board of Directors to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its Shareholders, or to avoid the fiduciary duties of the Board of Directors or of any director.  The proxy mechanism of the CBCA is not affected by the Amended and Restated Rights Plan, and a shareholder may use his/her statutory rights to promote a change in the management or direction of the Company, including the right of Shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board of Directors to call a meeting of Shareholders.

Consistent with the Board's responsibility to negotiate in the best interests of the Company and in that regard provide the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Amended and Restated Rights Plan to any transaction that would otherwise be subject to those provisions, but if they do, they must waive the application of the Amended and Restated Rights Plan to any other Take-over Bid occurring within 60 days of such waiver.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board of Directors to make an offer on terms which the Board of Directors considers fair to all Shareholders.  In such circumstances, the Board of Directors may waive the application of the Amended and Restated Rights Plan and allow the offer to proceed without dilution to the bidder.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominees for election as a Director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

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

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at next year's annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before December 29, 2006, to be considered for inclusion in the management proxy circular for the annual meeting of the Shareholders next year.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name.  Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year.  Copies of our financial statements and Management Discussion & Analysis can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 - 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

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

BY ORDER OF THE BOARD OF DIRECTORS

"Paul N. Wright"

Paul N. Wright
President & Chief Executive Officer

SCHEDULE A

 ELDORADO GOLD CORPORATION

(the "Company")

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the "Committee") is to oversee that Management of the Company (the "Management") has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements; and to report on the Committee's activities on a regular and timely basis to the Board of Directors (the "Board").

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the "Member" or "Members"), all of whom will meet the "independence and financial literacy" qualifications and one Member shall meet the definition of a "financial expert" as defined by the United States Securities & Exchange Commission as attached as Appendix A to these Terms of Reference.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company's expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company's quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice,and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company's Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

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

j)

review management's quarterly and annual earnings release

k)

review in collaboration with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders' meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor's perception of the Company's financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Oversee the work of the External Auditor.

7.

Review hiring policies regarding former employees of the External Auditor.

8.

Review with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process  "whistle-blowing" procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees confidential, anonymous submissions in accordance with the Company's "Whistle Blower Policy".

10.

Advise the Board with respect to the Company's policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company's internal accounting and financial systems and controls to satisfy itself that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor's Management Letter and the External Auditor's Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor's Report on Internal Controls and report all deficiencies  and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

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

Approved at a meeting of the Board of Directors held February 2, 2006

COMPENSATION COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Compensation Committee (the "Committee") is to review human resource and compensation policies and best practices for recommendation to the Board of Directors; and to report on the Committee's activities on a regular and timely basis to the Board of Directors.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form a Compensation Committee  annually at the organizational meeting of the Board of Directors immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of three Directors ("Member" or "Members").  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, in accordance with proposed Multilateral Policy 58-201

4.

The Board appoints the Chairman of the Committee ("Committee Chair").  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company's expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance  Committee of the Company.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least two times per year.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, and if those absent waive notice in writing.

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

2.

Review, on an annual basis, Management's proposals regarding overall employee compensation.

3.

Prepare a report, on an annual basis, on the Company's compensation practices for inclusion in the Company's Information Circular.

4.

Review, on an annual basis, the compensation of the Chief Executive Officer of the Company for approval by the Board of Directors.

5.

Review, on an annual basis, the Chief Executive Officer's recommendations for the Senior Executives' compensation, for approval by the Board of Directors.

6.

Review on an annual basis, Management's proposals pertaining to overall employee compensation.

7.

Review and approve, on an annual basis, the Chief Executive Officer's and the Senior Executives' performance objectives.

8.

Assess and report to the Board of Directors on the performance of the Chief Executive Officer for the prior year.

9.

Ensure compensation policies for the Chief Executive Officer and the Senior Executives:

a)

properly reflect their respective duties and responsibilities;

b)

is designed to be competitive in attracting, retaining and appropriately motivating senior management personnel of high quality;

c)

are considered against market compensation data for similar roles and levels of responsibility within the Company's industry peer group to ensure the Company offers a competitive compensation package that appropriately rewards accomplishment and results through an overall remuneration package;

d)

aligns the interests of the Chief Executive Officer and the Senior Executives with the shareholders to maximize shareholder value; and

e)

are based on established corporate and individual performance objectives.

10.

Review recommendations for Company's stock option plans and amendments thereto for approval by the Board of Directors, the regulatory agencies and the shareholders as required by securities regulations and guidelines.

11.

Review and approve the Chief Executive Officer's recommendations for stock option grants to employees, consultants and advisors of the Company and its subsidiaries and affiliates on behalf of the Board of Directors.

12.

Review the Chief Executive Officer's recommendations for stock option grants to Officers and Directors of the Company for approval by the Board of Directors.

13.

Recommend stock option grants to the Chief Executive Officer for approval by the Board of Directors.

14.

Review and make recommendations on performance objectives and award levels for participants in the Company's Short Term Incentive Plan (the "STIP") for approval by the Board of Directors.

15.

Review Management's recommendations for awards measured against objectives determined at the beginning of each year of the STIP for approval by the Board of Directors.

16.

Ensure compensation policies for the Independent Directors, the Non-Executive Chairman of the Board compare favorably with the Company's peer group companies and make recommendations to the Compensation Committee for amendments to the Directors Compensation policy when warranted to ensure that compensation:

a)

properly reflect the respective duties and responsibilities of Independent Board Directors;

b)

is designed to be competitive in attracting, retaining and appropriately motivating Directors of the highest quality;

c)

is competitive and appropriately rewards the Company's Independent Directors as an overall remuneration package;

d)

aligns the interests of the Independent Directors with the shareholders to maximize shareholder value; and

17.

Review executive and director compensation disclosure before being published to the public.

18.

Direct and oversee the investigation into any matter brought to its attention within the scope of its duties.

19.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

20.

Review and reassess the adequacy of these Terms of Reference annually and recommend any proposed changes to the Corporate Governance/Nominating Committee for approval and recommendation to the Board of Directors.

21.

Assess the Committee's performance of the duties specified in this Terms of Reference and report its findings to the Board of Directors annually.

Approved by the Board of Directors, February 2, 2006

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Corporate Governance and Nominating Committee (the " Committee") is to oversee and monitor the Company's corporate governance policies and practices, to identify, propose and nominate candidates for election as directors and to recommend a slate of nominees for election at the Company's annual general meeting on behalf of the Board of Directors (the "Board") and to report on the Committee's activities on a regular and timely basis to the Board.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form the Committee annually at the organizational meeting of the Board immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of at least three Independent Directors ("Member" or "Members").  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, in accordance with proposed Multilateral Policy 58-201.

4.

The Board appoints the Chairman of the Committee ("Committee Chair").  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage an outside advisor at the Company's expense in order to assist in fulfilling the Committee's responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Committee.

6.

The Committee or a Committee Member is able to engage any outside advisors at the Company's expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to the approval of the Audit Committee or the Chairman of the Audit Committee.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least once per year in January for the purpose of providing a slate of candidates for nomination to the Board.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members present waive notice, and if those absent waive notice in writing.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review on a regular basis the Company's corporate governance policies and practices generally and make recommendations to the Board of Directors as appropriate.

2.

Monitor the Company's Risk Management program.

3.

Establish the size and composition of the Board and qualification criteria for Board members reflecting an appropriate mix of expertise, skills, attributes and personal and professional backgrounds for service as an Independent Director of the Company.

4.

Recommend a slate of nominee Directors to be elected at the Annual Shareholders Meeting who meet the established criteria and who have sufficient time available to devote to the affairs of the Company.

5.

Identify Directors for the position of Non-Executive Chairman of the Board.

6.

Establish criteria for membership to the Board Committees and identify and recommend Independent Directors to serve as members on and Chairman of each Committee.

7.

Perform an annual review of incumbent directors' performance and attendance at Board and Committee meetings in connection with the Corporate Governance Committee's consideration of Directors to be slated for election at the Company's annual meeting.  The review shall seek to identify specific areas, if any, in need of improvement or strengthening and shall culminate in a discussion by the full Board of the results and any actions to be taken.  The review and evaluation will include, among other things, an assessment of:

a)

the Board's composition and independence;

b)

the Board's access to and review of information from management and the quality of such information;

c)

the Board's responsiveness to shareholder concerns

8.

Develop a process to determine when a conflict of interest issues exists and review any conflict of interest issues affecting a Director.

9.

Establish policy on rotating Committee assignments.

10.

Work with Management in the continued development of an orientation program for new Directors, which shall be designed to both familiarize new Directors with the full scope of the Company's businesses and key challenges and to assist new Directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

11.

Work with Management in developing and implementing appropriate continuing education programs for the Directors.

12.

Review and assess annually the adequacy of the Board Committees' Terms of Reference, the Terms of Reference for a Director and for the Board of Directors and make recommendations of such to the Board.

13.

Annually conduct a self-assessment of the Committee's performance for discussions.  The review and discussion shall seek to identify specific areas, if any, in need of improvement or strengthening.

14.

Perform any other activities consistent with these Terms of Reference, the Company's by-laws, governance legislation, guidelines and practices as the Committee or the Board deems necessary or appropriate.

15.

Report at regularly scheduled Board Meetings on matters coming before the Committee.

Approved by the Board of Directors, February 2, 2006

SCHEDULE B

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

B.

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

(i)

the Board shall review and monitor the Company's long-term goals and the strategic planning process on a regular and timely basis.  The Chief Executive Officer ("CEO"), with the involvement of the Board, shall establish long-term goals for the Company.  The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval.  The Board brings objectivity and judgement to this process.  The Board is responsible for the approval of the strategy and for monitoring the process;

(ii)

the Board shall have an understanding of the principal risks associated with the Company's business, and reviews and monitors the systems in place to manage those risks effectively.  The risks span the Company's entire business to include environmental, operating, political, financial, geological, and legal and regulatory risks;

(iii)

the Board shall evaluate the processes in place to enable it to supervise and measure Management's, and in particular the CEO's, performance in carrying out the Company's stated objectives.  These processes should include appropriate training, development and succession of Management;

(iv)

the Board shall review and monitor the internal controls and management information systems in place to monitor the Company's operations. The Board shall review and monitor the Company's compliance with applicable laws, regulations and policies pertaining to the Company in all applicable jurisdictions; and

(v)

Those Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation shall review and collaborate with the Audit Committee regarding the preparation and calculation procedure of the reserve and resource calculation and the credentials of the qualified person responsible for the preparation of the reserve and resource statement and report the results of their collaboration back to the Board as a whole.

(vi)

the Board shall review and monitor the Company's communication program that facilitates effective communication with its stakeholders.

C.

The Board is responsible for acting in accordance with its obligations contained in the Canada Business Corporations Act, the Company's Articles and By-laws and any other relevant legislation and regulations and each Director shall:

(i)

act honestly in good faith with a view to the best interests of the Company;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iii)

exercise independent judgement; and

(iv)

disclose any conflict of interest on any issue brought before the Board and refrain from participating in the Board discussion and voting on the matter.

D.

The Board has the authority to establish a Committee or Committees and appoint Directors to be members of these Committees.  With certain exceptions, the Board may delegate its powers to such Committees.  The matters to be delegated to Committees of the Board and the constitution of such Committees shall be reviewed annually or more frequently, as circumstances require.  From time to time the Board may create a Special Committee to examine specific issues on behalf of the Board.

There are three Committees of the Board, namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Board has approved Terms of Reference for each of these Committees setting out its duties, responsibilities, organization, and administrative procedures. These Terms of Reference are reviewed and approved annually.

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

B.

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or are employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

C.

The Board shall ensure appropriate orientation and continuing education of directors.  Management reports and presentations and relevant site visits to its operations provide Directors with updated information on the Company.  New directors receive a Board Manual containing relevant management information, historical public information and the Terms of Reference for the Board of Directors, a Director and the Committees of the Board.

D.

The Independent Members of the Board will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company's Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Independent Directors will appoint a Member to act as Secretary of the 'In Camera' Meetings.  Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman.  Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

E.

An individual Director may engage any outside advisors at the expense of the Company that the Director deems necessary in fulfilling the Director's responsibilities in appropriate circumstance.  The appointment of such outside advisors will be subject to the approval of the Chairman of the Audit Committee

Approved by the Board of Directors, February 2, 2006

SCHEDULE C

ELDORADO GOLD CORPORATION

DIRECTOR

Terms of Reference

I.

PURPOSE

As a member of the Board, each Director shall:

A.

fulfil the legal requirements and obligations of a Director, which means that he or she must have a comprehensive understanding of the statutory and fiduciary roles of a Director;

B.

represent the interests of all shareholders in the governance of the Company and ensure that the best interests of the Company are paramount; and

C.

participate in the review and approval of corporate policies and strategy and monitor their implementation.

II.

DUTIES AND RESPONSIBILITIES

A.

Board Activity

As a member of the Board, each Director shall:

(i)

exercise good judgement;

(ii)

 act with integrity;

(ii)

use his/her abilities, experience and influence constructively;

(iii)

be available to Management and the Board as a resource;

(iv)

respect confidentiality;

(v)

advise the Chief Executive Officer ("CEO") and/or Chairman of the Board of Directors ("Chair") in advance of a meeting of the Board when proposing to introduce significant and/or previously unknown information of a material nature at a Board meeting;

(vi)

understand the difference between governing and managing, and not encroach on Management's responsibilities;

(vii)

disclose any conflict of interest on any issue brought before the Board and refrain from participating in the Board discussion and voting on the matter;

(viii)

when appropriate, communicate with the Chair, President  & CEO and/or other Officers of the Company;

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

(iv)

ask probing questions focused on strategy, policy, and the Company's business plan; and

(iv)

question officers in an appropriate manner and at appropriate times on the implementation of the Company's strategy and business plan and the results obtained.

D.

Committee Work

To ensure that Board Committees are effective and productive, each Director shall:

(i)

participate on Committees and become knowledgeable about the purposes and goals of all the Committees of the Board; and

(ii)

understand the process of Committee work and Management's role in supporting the work of the Board's Committees.

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

(iv)

become acquainted with the key senior management personnel of the Company; and

(v)

be knowledgeable about the Company's business sites and visit them when appropriate.

Approved by the Board of Directors on February 2, 2006

SCHEDULE D

SHAREHOLDER RIGHTS PLAN

ELDORADO GOLD CORPORATION
("Eldorado")

Dated as of November 14, 1996
as amended and restated
as of May 4, 2006

                                                      Page

ARTICLE 1

INTERPRETATION

3

1.1

Definitions

3

1.2

Currency

18

1.3

Headings and References

18

1.4

Calculation of Number and Percentage of Beneficial Ownership of

Outstanding Voting Shares                                                                                18

1.5

Acting Jointly or in Concert

19

1.6

Generally Accepted Accounting Principles

19

ARTICLE 2

THE RIGHTS

19

2.1

Legend on Common Share Certificates

19

2.2

Initial Exercise Price: Exercise of Rights; Detachment of Rights

20

2.3

Adjustments to Exercise Price; Number of Rights

23

2.4

Date on Which Exercise is Effective

28

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

28

2.6

Registration, Transfer and Exchange

29

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

30

2.8

Persons Deemed Owners

31

2.9

Delivery and Cancellation of Certificates

31

2.10

Agreement of Rights Holders

31

2.11

Rights Certificate holder Not Deemed a Shareholder

32

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS

32

3.1

Flip-in Event

32

ARTICLE 4

THE RIGHTS AGENT

34

4.1

General

34

4.2

Merger or Amalgamation or Change of Name of Rights Agent

35

4.3

Duties of Rights Agent

35

4.4

Change of Rights Agent

37

ARTICLE 5

MISCELLANEOUS

38

5.1

Redemption and Waiver

38

5.2

Expiration

39

5.3

Issue of New Rights Certificates

39

5.4

Supplements and Amendments

40

5.5

Fractional Rights and Fractional Common Shares

41

5.6

Rights of Action

42

5.7

Regulatory Approvals

42

5.8

Declaration as to Non-Canadian holders

42

5.9

Notices

42

5.10

Costs of Enforcement

44

5.11

Successors

44

-i-

(continued)

                                                      Page

5.12

Benefits of this Agreement

44

5.13

Governing Law

44

5.14

Severability

44

5.15

Effective Date

44

5.16

Reconfirmation

44

5.17

Determinations and Actions by the Board of Directors

45

5.18

Counterparts

45

-ii-

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of November 14, 1996, as amended and restated as of May 4, 2006.

BETWEEN:

ELDORADO GOLD CORPORATION, a corporation amalgamated under the laws of Canada and having its registered office at Suite 1920, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

(the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company under the laws of Canada and having an office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

(the "Rights Agent")

OF THE SECOND PART

WHEREAS:

A.

HRC Development Corporation ("HRC") and Eldorado Gold Corporation, as constituted prior to its amalgamation with HRC, ("Old Eldorado") entered into an arrangement agreement made as of October 11, 1996 pursuant to which Old Eldorado and HRC agreed to propose to their respective shareholders an arrangement under Section 192 of the Canada Business Corporations Act; subsequently, Old Eldorado and HRC amalgamated effective November 19, 1996.

B.

The Board of Directors of both Old Eldorado and HRC determined that it was in the best interests of the corporation resulting from the amalgamation of Old Eldorado and HRC pursuant to the terms of the plan of arrangement to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation would be treated fairly in connection with any take-over bid for the Corporation.

C.

In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Corporation authorized, inter alia, on the Effective Date (as defined below):

(1)

the issuance of one right (a "Right") in respect of each Common Share in the capital of the Corporation outstanding as of 11:01 a.m. (Vancouver time) on the Effective Date (the "Record Time"); and

(2)

the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

D.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

E.

Old Eldorado and HRC appointed the Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada ("Computershare") to act on behalf of the Corporation and the holders of Rights.  The Corporation wishes to replace Computershare with its affiliate, the Rights Agent and the Rights Agent is willing to act in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

F.

The Corporation's shareholder rights plan was initially put in place for a period of ten years from the Effective Date, subject to it being reconfirmed by shareholders of the Corporation after a period of five years.  The shareholders of the Corporation approved an amendment to the Corporation's shareholder rights plan and reconfirmed it at a shareholder meeting held on May 29, 2002.

G.

The Corporation wishes to amend and restate the Corporation's Shareholder Rights Plan in order to update it to include certain provisions that reflect trends in current shareholder rights plans and to make certain other changes, and in particular wishes to extend the termination of the Shareholder Rights Plan for a period of six years from the date of the approval of the amended and restated shareholder rights plan by shareholders of the Corporation, subject to it being reconfirmed by shareholders after a period of three years from the date of the approval.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

"Acquiring Person" means any Person who is (as of May 4, 2006) or subsequently becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term "Acquiring Person" will not include:

(i)

the Corporation or any Subsidiary of the Corporation,

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisitions;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition, a Pro Rata Acquisition, then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an "Acquiring Person";

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(iv)(D) solely because such Person has made or proposes to make a tender or exchange offer or Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, "Disqualification Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario) or section 111 of the Securities Act (British Columbia)) by such Person or the Corporation of the intent to commence such a tender or exchange offer or Takeover Bid being herein referred to as the "Disqualification Date";

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of an acquisition from the Corporation in connection with a distribution of securities by way of a prospectus or private placement; or

(v)

a Person (a "Grandfathered Person") who was the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at May 4, 2006, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and provided that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the outstanding Voting Shares at any time after May 4, 2006;

(b)

"Affiliate" means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

"Agreement" means this shareholder rights plan agreement dated as of November 14, 1996 between Old Eldorado, HRC and Computershare, as amended by the Corporation and Computershare on June 14, 2002, as amended and restated between the Corporation and the Rights Agent as of May 4, 2006, as may be amended, modified, supplemented or restated from time to time.

(d)

"annual cash dividend" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e)

"Associate" means, when used to indicate a relationship with a specified Person:

(i)

a partner, other than a limited partner, of that Person;

(ii)

a trust or estate in which that Person has a substantial beneficial interest or for which that Person serves as trustee or in a similar capacity;

(iii)

an issuer in respect of which that Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer; or

(iv)

a relative, including the spouse, of that Person or a relative of that Person's spouse, if the relative has the same home as that Person.

(f)

"Beneficial Owner": a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own", any securities:

(i)

as to which such Person or any of such Person's Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i) a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Ontario), including section 90 thereof, or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules, pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Ontario) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii)

as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing) or otherwise;

(iii)

which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person's Affiliates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares of any class;

(iv)

which are directly or indirectly owned at law or in equity by an Associate of such Person; and

(v)

which is Beneficially Owned within the meaning of Clause 1.1(f)(i), (ii), (iii) or (iv) of this definition by any other Person with which, and in respect of which security, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(C)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(D)

where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(1)

the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client");

(2)

such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(3)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the "Statutory Body") is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(4)

such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(5)

the ordinary business of such person includes acting as an agent of the Crown in the management of public assets (the "Crown Agent"),

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Crown Agent, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(E)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security; or

(F)

where such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement, or is otherwise deposited or tendered, pursuant to a Take-Over Bid made by such Person or by any of such Person's Affiliates or Associates until the earliest of such tendered security being accepted unconditionally for payment or exchange or being taken up and paid for.

(g)

"Board of Directors" means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

(h)

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i)

"Canada Business Corporations Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(j)

"Canadian Dollar Equivalent" means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(k)

"Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(l)

"close of business" means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public.

(m)

"Common Shares" means the common shares in the capital of the Corporation as constituted at the Record Time, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(n)

"Competing Permitted Bid" means a Take-Over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(jj)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(o)

"controlled" a corporation shall be deemed to be "controlled" by another person or two or more persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation.

(p)

"Co-Rights Agents" has the meaning ascribed thereto in Subsection 4.1(a).

(q)

"Corporation" means Eldorado Gold Corporation.

(r)

"Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h).

(s)

"Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)

"Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Corporation;

(iii)

interest paid on evidence of indebtedness of the Corporation; or

(iv)

optional cash payments;

be applied to the purchase from the Corporation of Common Shares.

(u)

"Effective Date" means November 19, 1996.

(v)

"Election to Exercise" means an election to exercise substantially in the form attached to the Rights Certificate.

(w)

"Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(x)

"Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or 5.1(h).

(y)

"Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)

until the Separation Time, an amount equal to two times the Market Price, from time to time, per Common Share; and

(ii)

from and after the Separation Time, an amount equal to two times the Market Price, as at the Separation Time, per Common Share.

(z)

"Expansion Factor" shall have the meaning ascribed thereto in Section 2.3(a).

(aa)

"Expiration Time" means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.15 or Section 5.16;

(bb)

"Flip-in Event" means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(cc)

"holder" shall have the meaning ascribed thereto in Section 2.8.

(dd)

"Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or directed whether the Voting Shares are to be tendered to a Take-Over Bid.

(ee)

"Market Price" per share of any securities on any date means the average daily closing price per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United Stated securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The market price shall be expressed in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian Dollar Equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(ff)

"Nominee" has the meaning ascribed thereto in Subsection 2.2(c).

(gg)

"Offer to Acquire" includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(hh)

"Offeror" means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(ii)

"Offeror's Securities" means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(jj)

"Permitted Bid" means a Take-Over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror (including any Common Shares issued following the date of the Take-Over Bid pursuant to the conversion of convertible securities). The Take-Over Bid shall expressly state that Common Shares issued on the exercise of convertible securities shall, subject to compliance with the procedures applicable, generally, to the tendering of Voting Shares under the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(jj)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(jj)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(kk)

"Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ll)

"Permitted Lock-Up Agreement" means an agreement (the "Lock-Up Agreement") between a Person and one or more holders of Voting Shares (each a "Locked-Up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement (or, if such date is not a Business Day, on the Business Day next following such date)), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares held by such holder to a Take-Over Bid (the "Lock-Up Bid") made or to be made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert; provided that:

(i)

the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-Up Bid in order to deposit or tender such securities to another Take-Over Bid or support another transaction where:

(A)

the price or value per Voting Share offered under such other Take-Over Bid or transaction exceeds the price or value per Voting Share offered under the Lock-Up Bid;

(B)

the price or value per Voting Share offered under such other Take-Over Bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Voting Share offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share offered under the Lock-Up Bid; or

(C)

the number of Voting Shares to be purchased under such other Take-Over Bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other Take-Over Bid or transaction, or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares in sufficient time to deposit or tender to the other Take-Over Bid or support the other transaction; and

(ii)

no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)

the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B)

50% of the amount by which the price or value payable under another Take-Over Bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid or withdraws Voting Shares previously deposited or tendered thereto in order to deposit or tender to another Take-Over Bid or support another transaction.

(mm)

"Person" includes any individual, firm, partnership, syndicate, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization.

(nn)

"Pro-Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a Beneficial Owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(oo)

"Record Time" means 11:01 a.m. (Vancouver time) on the Effective Date.

(pp)

"Redemption Price" has the meaning ascribed thereto in Section 5.1(b).

(qq)

'Right" means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(rr)

"Rights Agent" means Computershare Investor Services Inc. and any successor rights agent hereunder.

(ss)

"Rights Certificate" means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(tt)

"Rights Register" shall have the meaning ascribed thereto in Section 2.6(a).

(uu)

"Securities Act of 1933" means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(vv)

"Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ww)

"Separation Time" means the close of business on the tenth Business Day after the earlier of:

(i)

the Share Acquisition Date, or such earlier or later time as may be determined by the Board of Directors; and

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid so long as such Takeover Bid continues to satisfy the requirements of the Permitted Bid or Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(xx)

"Share Acquisition Date" means the first date of a public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(yy)

"Subsidiary": a corporation shall be deemed to be a subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by that other; or

(ii)

it is a Subsidiary of a corporation that is that other's Subsidiary.

(zz)

"Take-Over Bid" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire provided that such an Offer to Acquire shall not be a Take-Over Bid where it is made by a person referred to in subsections 1.1(a)(i) to and including 1.1(a)(v).

(aaa)

"Trading Day" means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

(bbb)

"U.S.-Canadian Exchange Rate" means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(ccc)

"U.S. Dollar Equivalent" means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(ddd)

"Voting Shares" means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(eee)

"Voting Share Reduction" means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency.  All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References.  The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares.  For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A =

the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B =

the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert.  For the purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person to acquire or Offer to Acquire Voting Shares (other than customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.6

Generally Accepted Accounting Principles.  Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1

Legend on Common Share Certificates.  Certificates representing Common Shares which are issued after May 4, 2006 but prior to the earlier of the Separation Time and the Expiration Time, will also evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

"Until the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights plan agreement (the "Shareholder Rights Plan Agreement") dated as of November 14, 1996 as amended and restated as of May 4, 2006 between Eldorado Gold Corporation (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, as may be amended, modified, supplemented or restated from time to time, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation. Under certain circumstances as set forth in the Shareholder Rights Plan Agreement, such Rights may be amended, redeemed, may expire, may lapse, may become void (if, in certain circumstances, they are "Beneficially Owned" by a person who is or becomes an "Acquiring Person", as such terms are defined in the Shareholder Rights Plan Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.  Certificates representing Common Shares that are issued and outstanding prior to May 5, 2006 shall be deemed to bear the above legend (which legend shall replace any existing legend on such certificates) until the close of business on the earlier of the Separation Time and the Expiration Time and the holders of such certificates shall have the right to exchange their certificates for replacement certificates bearing the above legend.

2.2

Initial Exercise Price: Exercise of Rights; Detachment of Rights.

(a)

Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time:  Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

Exercise After Separation Time:  From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of such Rights (a "Nominee")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as made be required to comply with any law, rule or regulation or with any rule or regulation or any self-regulatory organization, stock exchange or "system" on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise:  Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker's draft or money order payable to the order of the Corporation (or by such other method of payment as may be acceptable to the Corporation), of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Common Shares: Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the Certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's authorized assigns.

(g)

Covenants: The Corporation covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights.  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization: If the Corporation shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(ii)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

Rights Offering: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current Market Price per share (determined as provided in such plans) of the Common Shares.

(c)

Special Distribution: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment: If the Corporation shall at any time after the Record Time and prior to the Separation Time:

(i)

issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments; or

(ii)

completes a transaction referred to in Subsections 2.3(a), (b) or (c) and if the Board of Directors acting in good faith determines that an adjustment to the Exercise Price contemplated by such provisions in connection with such a transaction is unnecessary due to the fact that the Exercise Price is based on a Market Price that reflects the completion of such a transaction, then the Board of Directors may determine that such an adjustment to the Exercise Price will not apply.

(f)

Benefit of Adjustments: Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise is Effective.  Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates.

(a)

Execution: The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date:  Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange.

(a)

Maintaining of Register: The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights ("Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights: Every Rights certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)

No Transfer or Exchange After Termination: The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated hereunder.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(a)

Mutilation: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners.  The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9

Delivery and Cancellation of Certificates.  All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10

Agreement of Rights Holders.  Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

(f)

subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11

Rights Certificate holder Not Deemed a Shareholder.  No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event.

(a)

Flip-In: Subject to the provisions of Sections 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)

Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person; or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4
THE RIGHTS AGENT

4.1

General.

(a)

Appointment of Rights Agent: The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger or Amalgamation or Change of Name of Rights Agent.

(a)

Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent.  The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

Bad Faith: The Rights Agent shall be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)

Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Corporation.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation: The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent.  The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to the transfer agent of Common Shares by first class or registered mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed or delivered to the Rights Agent and to the transfer agent of Common Shares by first class or registered mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1

Redemption and Waiver.

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)

With the prior consent of the holders of Voting Shares prior to the Separation Time or Rights after the Separation Time obtained in accordance with Subsection 5.4(b) or (c), as applicable, the Board of Directors may, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration.  No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates.  Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments.

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  Notwithstanding anything in this Section 5.4 to the contrary, no such amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment.

(b)

Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, restate, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)

The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Common Shares.

(a)

No Fractional Rights: The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

No Fractional Common Shares: The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.6

Rights of Action.  Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Regulatory Approvals.  Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange and other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).

5.8

Declaration as to Non-Canadian holders.  If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9

Notices.

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Eldorado Gold Corporation
1188 - 550 Burrard Street
Bentall 5
Vancouver, B.C.
V6C 2B5

Attention: Corporate Secretary
Telecopy No.: (604) 687-4026

With a copy to:

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Suite 2100, 1075 West Georgia Street
Vancouver, B.C.
V6E 3G2

Attention: Josh Lewis
Telecopy No.: (604) 631-3232

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

Attention: General Manager, Client Services
Telecopy No.: (604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement.  The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors.  All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement.  Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

5.13

Governing Law.  This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability.  If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date.  This Agreement, as amended and restated, is effective in accordance with its terms from May 4, 2006.  Subject to reconfirmation pursuant to Section 5.16, this Agreement and any then outstanding Rights shall terminate and be of no further force and effect from the earlier of (a) the time of termination of the Corporation's 2012 annual meeting of holders; and (b) December 31, 2012.

5.16

Reconfirmation.  The Corporation shall request the reconfirmation of this Agreement at a meeting of holders of Voting Shares to be held no later than the date on which the annual meeting of holders of Voting Shares to be held in the year 2009 terminates.  If the Agreement is not reconfirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the reconfirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation of this Agreement under this Section and the date of termination of the annual meeting of holders of Voting Shares to be held in the year 2009; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors.  The Board of Directors of the Corporation shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Corporation, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

ELDORADO GOLD CORPORATION
Per:
Name:
Title:

COMPUTERSHARE INVESTOR SERVICES INC.
Per:
Name:
Title:

SCHEDULE A TO THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF NOVEMBER 14, 1996, AS AMENDED AND RESTATED AS OF MAY 4, 2006 BETWEEN ELDORADO GOLD CORPORATION AND COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No.

___________

____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION AT THE OPTION OF ELDORADO GOLD CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that ______________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement (the "Shareholder Rights Agreement"), dated as of November 14, 1996 as amended and restated as of May 4, 2006 between Eldorado Gold Corporation (the "Corporation"), a corporation amalgamated under the Canada Business Corporations Act, and Computershare Investor Services Inc., as Rights Agent, as may be amended, modified, supplemented or restated from time to time, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a "Common Share") (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be an amount equal to two times the Market Price (as defined in the Shareholder Rights Agreement) and shall be subject to adjustment in certain events.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  In the event that there are any inconsistencies between the terms of this Rights Certificate and the terms of the Shareholder Rights Agreement, the terms of the Shareholder Rights Agreement shall govern.  A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000l per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right. After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

ELDORADO GOLD CORPORATION
Per:
Name:
Title:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.
Per:
Name:
Title:

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such
holder desires to transfer the Rights.)

FOR VALUE RECEIVED _____________________________________________ hereby sells, assigns and transfers unto ________________________________________________________

______________________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________ as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated: _____________________

Signature Guaranteed:

__________________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of a recognized stock exchange in Canada or a Canadian chartered bank or trust company.

CERTIFICATION
(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement).

Signature Guaranteed:

__________________________________________________

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Plan Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO:

________________

The undersigned hereby irrevocably elects to exercise ___________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________________

Dated: _____________________

Signature Guaranteed:

__________________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of a recognized stock exchange in Canada or a Canadian chartered bank or trust company.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature Guaranteed:

__________________________________________________

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

Eldorado Gold

Security Holder Account Number

Form of Proxy - Annual General  Meeting to be held on May 4, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

8.   This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Pacific Time, on May 2, 2006

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

     1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                        HOLDER ACCOUNT NUMBER                                             ACCESS NUMBER

Appointment of Proxyholder

The undersigned shareholder of Eldorado Gold Corporation (the "Company") hereby appoints:   Paul N. Wright, President and Chief Executive Officer of the Company, or failing this person, Earl W. Price, Chief Financial Officer of the Company.

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Eldorado Gold Corporation to be held at The Teminal City Club, 837 West Hastings Street, Vancouver, British Columbia on May 4, 2006 at 3:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT  OVER THE BOXES.

For	Withhold

1. Fix Number of Directors

To fix the number of Directors at seven (7).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. John			02. K. Ross Cory			03. Robert			04. Wayne

05. Hugh Morris			06. Donald Shumka			07. Paul

3. Appointment of Auditors										For	Withhold

4. Fix Auditors' Remuneration										For	Withhold
Authorize the Directors to fix the remuneration to be to paid to the auditors of the Company.

5. Pass Ordinary Resolution										For	Withhold
To consider and if thought appropriate, to pass an Ordinary Resolution approving the adoption of amendments to the Shareholder Rights Plan.

6. Transact Other Business										For	Withhold
To transact such other business as may properly come before the meeting or any adjournment or adjournments therof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

Interim Financial Statements	Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

EXHIBIT 99.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 23, 2006

“Paul N. Wright”

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

March 23, 2006

“Earl W. Price”

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

Date: March 23, 2006	By:	“Paul N. Wright” Paul N. Wright Chief Executive Officer

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

Date: March 23, 2006	By:	“Earl W. Price” Earl W. Price Chief Financial Officer

EXHIBIT 99.5

CONSENT OF PRICEWATERHOUSECOOPERS LLP

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Eldorado Gold Corporation of our report dated March 3, 2006 relating to the consolidated financial statements for the years ended December 31, 2005 and 2004, which appears in the Annual Report.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC, Canada

March 3, 2006

EXHIBIT 99.6

CONSENT OF SERGIO MARTINS, M.Sc.

CONSENT OF

Sergio Martins, MSc

Director of Exploration & Geology

Sao Bento Mineracao S.A.

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the São Bento Mine as at December 31, 2005; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Sao Bento Mine and to the use of my name in this annual report as a named expert.

Dated as of the 23rd day of March, 2006

“Sergio Martins”

Sergio Martins

Director Exploration & Geology

Sao Bento Mineracao, S.A.

EXHIBIT 99.7

CONSENT OF GARY GIROUX, B.A. Sc. (Geo. Eng.)

... To: Karen Gerrior Date: 3/28/2006 Time: 10:45:28 AM Page 3 of 3

micon INTERNATIONAL LIMITED | mineral industry consultants

SUITE 900 - 390 BAY STREET, TORONTO, ONTARIO, CANADA M5H 2Y2
Telephone (416) 362-5135 Fax (416) 362-5763

CONSENT OF AUTHOR

To: Board of Directors,
Eldorado Gold

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the reports titled "Estimation of Resources, Kisladag Project, Turkey" dated "October 1999", addendum to October 1999 Report titled "Estimation of Resources, Kisladag Project" dated "May 15, 2000" and "Update of Resources, Kisladag Project, Usak, Turkey" dated "(October 2000 and amended November 2000 and January 2001)" and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the "Kisladag" project and to the use of my name in this annual report as a named expert.

Dated as of this 23 day of March 2006.

G.H. Giroux

G.H. Giroux
P.Eng.
Micon International

d:\base\data\eldorado\kisladag consent.doc

© Hatch 06/2002

EXHIBIT 99.8

CONSENT OF WATTS GRIFFS & McOUAT

Watts, Griffis and McOuat
Consulting Geologists and Engineers

March 23, 2006

CONSENT OF AUTHOR

To: the Board of Directors of Eldorado Gold Corporation

Gentlemen:

I, Ed Neczkar, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the reports titled: "*A Review of Operations at São Bento Mineração, Brazil for Eldorado Gold Corporation*" dated May 13, 1996; and, "*Addendum to a Review of Operations at São Bento Mineração, Brazil for Eldorado Gold Corporation*" dated April 27, 2000, revised on May 10, 2000, to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the São Bento Mineração, Brazil project and to the use of my name in this annual report as a named expert.

Dated as of this 23rd day of March 2006.

Sincerely,

Ed Neczkar,
Senior Geologist (retired)

EN/ls

WATTS, GRIFFIS AND McOUAT LIMITED Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
Tel: (416) 364-6244 • Fax: (416) 864-1675 • Email: wgm@wgm.on.ca • Web: www.wgm.on.ca

EXHIBIT 99.9

CONSENT OF NORMAN S. PITCHER, P.Geo.

CONSENT OF

Norman S. Pitcher, P.Geo.

Chief Operating Officer

Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the reports which were prepared under my direct supervision, the description of certain mineral reserves of the São Bento Mine as at December 31, 2005; the information that forms the summary of the reports and of certain mineral resource estimates and other information pertaining to the Sao Bento Mine and to the use of my name in this annual report as a named expert.

Dated as of the 23rd day of March, 2006

“Norman Pitcher”

Norman S. Pitcher

Chief Operating Officer

Eldorado Gold Corporation

EXHIBIT 99.10

CONSENT OF JOHN EDWARD HEARNE, B. Sc. (Min) Maus1MM

31/03/2006 16:34 +61-8-93240877 RSG GLOBAL PAGE 02/03

RSG GLOBAL
Integrated Mining Solutions

Head Office:
1162 Hay Street
West Perth, WA, 6005
P.O. Box 1671
West Perth, WA, 6872
Australia
Telephone: +61 8 9324 8800
Facsimile: +61 8 9324 8877
E-mail: info@rsgglobal.com
Web: www.rsgglobal.com

To: Board of Directors
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the report titled "Technical Report, Tanjianshan Gold Project, China" and dated September 2005 in the written disclosure filed by Eldorado Gold Corporation pertaining to the Tanjianshan Gold project and to the use of my name in this annual report as a named expert.

Dated as of this 23rd day of March 2006.

John Hearne
Principal Consultant – Mining Engineering
RSG Global Pty Ltd

This document has been prepared for the exclusive use of Eldorado Gold Corporation ("Client") on the basis of instructions, information and data supplied by them. No warranty or guarantee, whether express or implied, is made by RSG Global with respect to the completeness or accuracy of any aspect of this document and no party, other than the Client, is authorised to or should place any reliance whatsoever on the whole or any part or parts of the document RSG Global does not undertake or accept any responsibility or liability in any way whatsoever to any person or entity in respect of the whole or any part or parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

pl_Consent_Eldorado_060331_JH.doc

RSG Global Pty Ltd (ACN 101 090 125) as trustee for RSG Global Partnership (ABN 79 258 402 802)
P E R T H • J O H A N N E S B U R G • A C C R A • L I M A

EXHIBIT 99.11

CONSENT OF HARRY WARRIES, M. Sc.

31/03/2006 16:34 +61-8-93248877 RSG GLOBAL PAGE 03/03

[redacted]

Head Office:
1162 Hay Street
West Perth. WA. 6005
P.O. Box 1671
West Perth, WA, 6872
Australia
Telephone: +61 8 9324 8800
Facsimile: +61 8 9324 8877
E-mail: info@rsgglobal.com
Web: www.rsgglobal.com

To: Board of Directors
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the report titled "Technical Report, Tanjianshan Gold Project, China" and dated September 2005 in the written disclosure filed by Eldorado Gold Corporation pertaining to the Tanjianshan Gold project and to the use of my name in this annual report as a named expert.

Dated as of this 23rd day of March 2006.

Harry Warries
Principal Consultant – Mining Engineering
RSG Global Pty Ltd

This document has been prepared for the exclusive use of Eldorado Gold Corporation ("Client") on the basis of instructions, information and data supplied by them. No warranty or guarantee, whether express or implied, is made by RSG Global with respect to the completeness or accuracy of any aspect of this document and no party, other than the Client, is authorised to or should place any reliance whatsoever on the whole or any part or parts of the document RSG Global does not undertake or accept any responsibility or liability in any way whatsoever to any person or entity in respect of the whole or any part or parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

pl_Consent_Eldorado_060331_HW.doc

RSG Global Pty Ltd (ACN 101 090 135) as trustee for RSG Global Partnership (ABN 79 256 402 893)
P E R T H • J O H A N N E S B U R G • A C C R A • L I M A

EXHIBIT 99.12

CONSENT OF STEPHEN JURAS, P.Geo.

EXHIBIT 99.13

CONSENT OF MICON INTERNATIONAL

From: Gary Giroux 604 688-0834 To: Karen Gerrior Date: 3/28/2006 Time: 10:45:28 AM Page 2 of 3

micon INTERNATIONAL LIMITED | mineral industry consultants

SUITE 900 - 390 BAY STREET, TORONTO, ONTARIO, CANADA M5H 2Y2
Telephone (416) 362-5135 Fax (416) 362-5763

CONSENT OF AUTHOR

To: Board of Directors,
Eldorado Gold

To the Board of Directors of Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 23, 2006 for the year ended December 31, 2005, of the description of the report titled "Estimation of Resources, Kestani Beleni Structure, WT/Efemcukuru Project, Turkey" dated (February 16, 1999, updated February, 2006)" and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve estimates and other information pertaining to the "Efemcukuru" project and to the use of my name in this annual report as a named expert.

Dated as of this 23 day of March 2006.

G.H. Giroux
G.H. Giroux
P.Eng.
Micon International

d:\base\data\eldorado\efemcukuru consent.doc

© Hatch 06/2002

EXHIBIT 99.14

CONSENT OF HATCH & ASSOCIATES

EXHIBIT 99.15

CONSENT OF RSG GLOBAL