Form 40-F/A
period 2005-12-31
ELDORADO GOLD CORP                                      /FI
filed 2006-07-07
CIK 918608

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F/A

Amendment No. 1

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

YES       X

NO

EXPLANATORY NOTE

This Amendment No. 1 amends the Annual Report for the year ended December 31, 2005, filed with the Securities and Exchange Commission on April 4, 2006, to correct certain certificates filed as exhibits thereto.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2005 was filed as Document 1 to the Company’s annual report on Form 40-F filed with the Securities and Exchange Commission on April 4, 2006 and incorporated by reference in this amended annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, including the report of the auditors with respect thereto, was filed as Document 2 to the Company’s annual report on Form 40-F filed with the Securities and Exchange Commission on April 4, 2006 and incorporated by reference in this amended annual report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 15 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) was filed as Document 3 to the Company’s annual report on Form 40-F filed with the Securities and Exchange Commission on April 4, 2006 and incorporated by reference in this amended annual report on Form 40-F.

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
Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003;
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;
Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).
3.	Management Discussion and Analysis of Financial Conditions and Results of Operations
4.	Management Information Circular dated March 20, 2006

EXHIBITS
99.1 (1)	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.3	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5 (1)	Consent of PricewaterhouseCoopers LLP
99.6 (1)	Consent of Sergio Martins, M.Sc.
99.7 (1)	Consent of Gary Giroux, B.A. Sc. (Geo. Eng.)
99.8 (1)	Consent of Watts Griffis & McOuat
99.9 (1)	Consent of Norm Pitcher, P.Eng.
99.10 (1)	Consent of John Edward Hearne, B.Sc (Min) Maus1MM
99.11 (1)	Consent of Harry Warries, M.Sc.
99.12 (1)	Consent of Stephen Juras, P.Geo.
99.13 (1)	Consent of Micon International
99.14*	Consent of Hatch & Associates
99.15 (1)	Consent of RSG Global

*

The Registrant is in the process of obtaining this consent and intends to file the consent on Form 6-K, which will be incorporated by reference into this annual report.

     (1)  Filed with the registrant’s Annual Report on Form 40-F filed with the SEC on April 4, 2006.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:       /s/ Paul N. Wright

Name:

Paul N. Wright

Title:

President and Chief Executive Officer

Date: June 28, 2006

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

June 28, 2006

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

I, Paul N. Wright, certify that:

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

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

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

Date: June 28, 2006	By:	/s/ Paul N. Wright Paul N. Wright Chief Executive Officer

EXHIBIT 99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

I, Earl W. Price, certify that:

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

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

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

Date: June 28, 2006	By:	/s/ Earl W. Price Earl W. Price Chief Financial Officer