Form 40-F
period 2007-12-31
ELDORADO GOLD CORP                                      /FI
filed 2008-03-31
CIK 918608

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007  Commission File Number: 001-31522

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

Suite 1188 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(604) 601-6655

 (Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

11 Eighth Avenue, 13th Floor

New York, New York 10011

 (212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which registered

Common Shares, without par value

The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

For annual reports, indicated by check mark the information filed with this Form:

[ X ] Annual information form

[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close

1

of the period covered by the annual report:

The registrant had 344,208,540 common shares issued and outstanding at December 31, 2007.

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

YES       X

NO

2

EXPLANATORY NOTE

Eldorado Gold Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by  the forward-looking statements, including, without limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in exploration or development activities or the completion of feasibility studies;

•

risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•

risks related to commodity price fluctuations;

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

risks that the amounts reserved or allocated for environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance may not be sufficient to cover such costs;

•

changes in the market price of gold which, in the past, has fluctuated widely and which could affect the profitability of our operations and financial condition;

•

risks related to our primary properties being located in Turkey, China and Brazil, including political, economic and regulatory instability;

•

risks related to our joint venture partners;

•

risks related to our land reclamation requirements for our properties which may be burdensome;

•

uncertainty regarding future requirements that we fund additional reclamation work during the course of our mining activities at the Sao Bento Mine, Kisladag Mine, and Tanjianshan Mine;

•

risks related to tax assessments;

•

risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

•

risks related to currency fluctuations;

•

risks related to governmental regulations;

•

uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•

uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•

risks related to our mineral properties being subject to prior unregistered agreements, transfers, claims or other defects in title;

•

risks related to our history of losses, which we may continue to incur in the future;

•

risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•

risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

•

political and regulatory risks associated with mining development and exploration; and

•

other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 18 of the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 2 and incorporated by reference in this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian GAAP and US GAAP, see Note 18 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2007, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  The evaluation is to determine if the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.  Based on this evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were not effective, due to the material weakness in the Company’s amortization of costs incurred in the pre-production phase, as described in the section Management’s Report on Internal Control Over Financial Reporting below.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission

(“COSO”) in Internal Control - Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2007, the Company had a material weakness in internal controls over financial reporting. As a result, Management concluded that the Company’s internal control over financial reporting was not effective.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Specifically, effective controls were not maintained to ensure the consistent application of the amortization policy for costs incurred in the pre-production phase of a multiple pit operation. This control deficiency resulted in an increase of depreciation expense of $3.3 million, and additional charge of $1.4 million to inventory resulting in an increase in accumulated depreciation of $4.7 million. Accordingly Management has determined that this control deficiency constitutes a material weakness in the Company’s internal controls over financial reporting.

Plans for Remediation of Material Weakness in Internal Control Over Financial Reporting

In order to remediate the material weakness described above in the section Management’s Report on Internal Control Over Financial Reporting, the Company plans to implement a clearly defined accounting policy and procedure which should adequately address the amortization of development costs related to multiple pit mining operations.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2007.   In this report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007.   PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor Attestation Report is included in the PricewaterhouseCoopers LLP Independent Auditor’s Report, included in the Company’s financial statements attached hereto as Exhibit 2.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) has separately designated standing Compensation and Corporate Governance and Nominating Committees. The Company’s Board of Directors has determined that all the members of the Compensation and Corporate Governance and Nominating Committees are independent, based on the criteria for independence and unrelatedness prescribed by Rules 121 and Rule 803 of the American Stock Exchange Company Guide.

Compensation Committee

Compensation of the Company’s Chief Executive Officer and all other officers is recommended to the Board for determination by the Compensation Committee.  The Company’s Compensation Committee is comprised of John S. Auston, Robert R. Gilmore, Geoffrey A. Handley and Wayne D. Lenton.  The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages.  The Company’s CEO cannot be present during the Committee’s deliberations or vote.  The Company’s Compensation Committee’s Charter is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Nominating Committee.  The Company’s Nominating Committee is comprised of John S. Auston, K. Ross Cory, Geoffrey A. Handley and Hugh C. Morris.  The Nominating Committee’s responsibilities include considering annually the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functioning of the Committee.  The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee comprises of K. Ross Cory, Robert R. Gilmore, Hugh C. Morris and Donald Shumka, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rules 121 and 803A of the American Stock Exchange Company Guide) and are financially literate.  The Audit Committee meets the composition requirement set forth by AMEX Rule 803(B)(2).

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President and CEO and the CFO of the Company and the Company’s independent registered public auditing firm to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors the independent registered public auditing firm to be appointed.  In addition, the Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F) as Schedule A.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Robert R. Gilmore qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent as defined by the Exchange Act Rule 10A-3 and Rules 121 and 803A of AMEX Company Guide.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditor.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company.  In 2005, the Company’s Audit Committee determined that non-audit services would no longer be performed by the Company’s independent registered public auditing firm and management has established agreements with other service providers for such non-audit services.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP, Chartered Accountants, the Company’s external auditor, in each of the last two years.  The figures below are presented in Canadian dollars.

	2007	2006
Audit Fees (1):	Cdn$1,256,017	Cdn$738,304
Audit-Related Fees (2):		537,433
Tax Fees (3):	19,992	18,489
All Other Fees (4):	10,896	--
Total:	Cdn$1,286,905	Cdn$1,294,226

(1)  Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.  Audit fees include CDN$635,916 of Audit Related Fees incurred in connection with the audit of the Company’s internal controls in accordance with Sarbanes Oxley 404.

(2)  Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(3)  Tax compliance, taxation advice and tax planning for international operations.

(4)  The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant, other than the services reported above.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees, which is posted on the Company’s website, www.eldoradogold.com.  The Code is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1188 – 550, Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com, submitted on Form 6-K and provided in print to any shareholder who requests them.   During the fiscal year ended December 31, 2007, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided in the Management’s Discussion and Analysis, Exhibit 3 to this Annual Report, contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

	Payments Due by Period (Figures are in thousands of dollars)
Contractual Obligations	Total	2008	2009	2010	2011	2012
Long Term Debt Obligation	US$65,612	US$10,462	US$150	US$55,000	--	--
Capital (Finance) Lease Obligation	177	72	63	36	6	--
Operating Lease Obligations	11,277	2,410	1,660	1,660	1,660	3,887
Purchase Obligations	111,778	48,383	16,952	15,498	15,498	15,447
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under GAAP of the Primary Financial Statements	--	--	--	--	--	--
Total	US$188,844	US$61,327	US$18,825	US$72,194	US$17,164	US$19,334

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles and bylaws.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.eldoradogold.com.  Information contained on its website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 5, 2004, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2007
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2007 and 2006;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005;
Consolidated Statement of Cash Flows for the years ended December 31, 2007, 2006 and 2005;
Consolidated Statements of Comprehensive Income for the year ended December 31, 2007;
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
3.	Management Discussion and Analysis
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Gary Giroux, Micon International Limited
10.	Consent of Michael Kociumbas, Watts Griffis and McOuat Limited
11.	Consent of John Edward Hearne, RSG Global Pty Ltd
12.	Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering Inc.
13.	Consent of Roberto Costa, Roberto Costa Engenharia Ltda
14.	Consent of Mr. Norman Pitcher, P. Geo and COO, Eldorado Gold Corporation
15.	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of Eldorado Gold Corporation

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 28, 2008

CERTIFICATION

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

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditor and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2008	By:	/s/ Paul N. Wright Paul N. Wright Chief Executive Officer (Principal Executive Officer)

CERTIFICATION

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

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditor and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2008	By:	/s/ Earl W. Price Earl W. Price Chief Financial Officer (Principal Financial and Accounting Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2008

_/s/ Paul N. Wright

Paul N. Wright

Chief Executive Officer

(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

 CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Earl W. Price, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2008

 /s/ Earl W. Price

Earl W. Price

Chief Financial Officer

(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.