Form 40-F/A
period 2007-12-31
ELDORADO GOLD CORP                                      /FI
filed 2008-11-10
CIK 918608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-31522

ELDORADO GOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
(604) 601-6655
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System 11 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8940	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:   N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   Common Shares

For annual reports, indicate by check mark the information filed with this form:

   Annual Information Form             Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   The registrant had 344,208,540 common shares issued and outstanding at December 31, 2007.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     Yes      No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.        Yes      No

EXPLANATORY NOTE

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

This amendment number one to the Annual Report on Form 40-F, as previously filed on March 31, 2008, is being filed to clarify certain information relating to management of the Company’s determination that a material weakness exists in the Company’s internal control over financial reporting under the section heading “Management’s Report on Internal Control over Financial Reporting”. Amendments to this section reflect actions taken by management of the Company to date to remediate the material weakness discovered during management’s review of internal control over financial reporting for the fiscal year ended December 31, 2007. No other sections of the Annual Report on Form 40-F, as previously, filed has been amended, revised, or updated.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

NOTE: This section has been amended to clarify certain information relating to management of the Company’s determination that a material weakness exists in the Company’s internal control over financial reporting. As a result of this amendment, this section of this Annual Report on Form 40-F/A contains updated information regarding the Company’s remedial efforts in relation to the material weakness. No other sections of this Annual Report on Form 40-F/A have been amended, revised, or updated.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2007, the Company had a material weakness in internal controls over financial reporting. As a result, the Company’s management concluded that the Company’s internal control over financial reporting was not effective.

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

The material weakness in internal controls over financial reporting was identified by the external auditor in March 2008 during the December 31, 2007 year end audit. The material weakness first occurred in the first quarter of 2007, when the amortization was first recognized in relation to the operations at the TJS mine in China, our first and currently only multiple pit operation.

Plans for Remediation of Material Weakness in Internal Control Over Financial Reporting

In order to remediate the material weakness described above in the section Management’s Report on Internal Control Over Financial Reporting, the Company plans to implement a clearly defined accounting policy and procedure which should adequately address the amortization of development costs related to multiple pit mining operations. The updated amortization policy reads as follows:

Mineral properties, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units of production method calculated on the basis of proven and probable reserves. Capitalized development costs related to a multi pit operation are amortized on a pit-by pit basis, over the pit’s estimated life using the unit of production method calculated on the basis of proven and probable reserves related to each pit. Furniture and fixtures, vehicles, computers and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

This policy was communicated to all our operations.

Auditor’s Attestation Report

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

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2007*

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting*
Consolidated Balance Sheets as of December 31, 2007 and 2006;*
Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005;*
Consolidated Statement of Cash Flows for the years ended December 31, 2007, 2006 and 2005;*
Consolidated Statements of Comprehensive Income for the year ended December 31, 2007;*
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)*
3.	Management Discussion and Analysis*
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Gary Giroux, Micon International Limited*
10.	Consent of Michael Kociumbas, Watts Griffis and McOuat Limited*
11.	Consent of John Edward Hearne, RSG Global Pty Ltd*
12.	Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering Inc.*
13.	Consent of Roberto Costa, Roberto Costa Engenharia Ltda*
14.	Consent of Mr. Norman Pitcher, P. Geo and COO, Eldorado Gold Corporation*
15.	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of Eldorado Gold Corporation*

* Previously filed with the Company’s Annual Report on Form 40-F as filed with the Securities and Exchange Commission on March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	November 10, 2008