Form 40-F
period 2008-12-31
ELDORADO GOLD CORP                                      /FI
filed 2009-03-31
CIK 918608

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-31522

ELDORADO GOLD CORPORATION

 (Exact Name of Registrant as Specified in its Charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
(604) 687-4018
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System 11 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8940	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

X   Annual Information Form   X   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2008, 368,278,029 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  X   Yes    ☐  No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

•

uncertainty regarding future requirements that we fund additional reclamation work during the course of our mining activities at the Kisladag Mine and Tanjianshan Mine;

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable to financial statements of United States companies.  Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 24 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.2240.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2008 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2008, 2007 and 2006, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.  For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 24 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

On July 7, 2008, the Company completed its acquisition of Frontier Pacific Mining Corporation (“Frontier”).  Management considers the acquisition of Frontier non-material to the Company’s results of operations, financial position and cash flows from the date of acquisition through December 31, 2008, and believed that the internal controls and procedures at Frontier have a non-material effect on the Company’s internal control over financial reporting.  The Company is in the process of integrating Frontier’s operations and will be expanding its internal control over financial reporting compliance program to include Frontier over the next year.  Management excluded Frontier from its annual assessment of internal control over financial reporting for the year ended December 31, 2008 as permitted by the Sarbanes-Oxley Act of 2002 and applicable rules relating to business acquisitions.  Frontier’s operations represent $220 million of total assets and $nil of consolidated revenues as at and for the year ended December 31, 2008.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2008.  In this annual report, the Company’s independent registered auditor, PricewaterhouseCoopers LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008.  PricewaterhouseCoopers LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

PricewaterhouseCoopers LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed with Exhibit 2 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During the December 31, 2007 year-end audit, the Company’s external auditor identified a material weakness in internal control over financial reporting relating to the application of the Company’s accounting policy for calculating depreciation on its Tanjianshan (“TJS”) gold mine in China.  Accordingly, in the first quarter of 2008, management effected a change in its internal control over financial reporting by introducing a plan to remediate the material weakness in the Company’s internal control over financial reporting.

Remediation of Material Weakness in Internal Control Over Financial Reporting

In order to remediate the material weakness described above, the Company implemented a clearly defined accounting policy and procedure, which adequately addresses the amortization of development costs related to its multiple pit mining operations.  Specifically, the Company modified its Mining Interest accounting policy to clearly indicate that:

“Mineral properties, buildings, plant and equipment, and other assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over the mine’s estimated life using the units of production method calculated on the basis of proven and probable reserves.

Capitalized development costs are allocated to each pit and are amortized over the pit’s estimated life using the units of production method calculated on the basis of proven and probable reserves for that pit.

Furniture and fixtures, vehicles, computers and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight line basis over the estimate useful life of the assets.”

This policy as described above was communicated to all the Company’s operations and has been in effect since the first quarter of 2008. The Company’s only multiple pit mining operation continues to be its TJS mine in China.  The Company has corrected the calculation of depreciation at this site and does not expect this accounting error to occur again.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Compensation Committee and Corporate Governance and Nominating Committee. The Board of Directors has determined that all the members of the Compensation and Corporate Governance Committee and Nominating Committee are independent, based on the criteria for independence and unrelatedness prescribed by Section 803 of the NYSE Amex Company Guide.

Compensation Committee

Compensation of the Company’s Chief Executive Officer and all other officers is recommended to the Board of Directors for determination by the Compensation Committee.  The Company’s Compensation Committee is comprised of John S. Auston, Robert R. Gilmore, Geoffrey A. Handley and Wayne D. Lenton.  The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages.  The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.  The Company’s Compensation Committee’s Charter is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Nominating Committee.  The Nominating Committee is comprised of John S. Auston, K. Ross Cory, Geoffrey A. Handley and Hugh C. Morris.  The Nominating Committee’s responsibilities include considering annually the size and composition of the Board of Directors and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board of Directors; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or the Board of Directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functioning of the Corporate Governance and Nominating Committee.  The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee comprises of K. Ross Cory, Robert R. Gilmore, Hugh C. Morris and Donald Shumka, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide) and are financially literate.  The Audit Committee meets the composition requirements set forth by Section 803 of NYSE Amex Company Guide.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President and CEO and the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is attached to as Schedule A to the Company’s AIF, which is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Robert R. Gilmore qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 803 of the NYSE Amex Company Guide).

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

	2008	2007
Audit Fees (1):	Cdn.$993,416	Cdn.$1,256,017
Audit-Related Fees (2):	NIL	NIL
Tax Fees (3):	NIL	Cdn.$19,992
All Other Fees (4):	Cdn.$131,132	Cdn.$10,896
Other Services (5)	Cdn.$30,000	NIL
Total:	Cdn$1,154,548	Cdn$1,286,905

(1)  Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.  Audit fees for 2007 include Cdn.$635,916 of Audit Related Fees incurred in connection with the audit of the Company’s internal controls in accordance with Sarbanes Oxley 404.

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

(5) Other services refers to IFRS Diagnostics

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees, which is posted on the Company’s website, www.eldoradogold.com.  The Code is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1188 – 550, Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com, submitted on Form 6-K and provided in print to any shareholder who requests them.   During the fiscal year ended December 31, 2008, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided in the MD&A, attached as Exhibit 3 to this annual report on Form 40-F, contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2008:

	(000s)
	2009 $	2010 $	2011 $	2012 $	2013 and later $	Total $

Debt	150	-	-	-	-	150
Capital leases	65	65	36	23	-	189
Operating leases	2,336	2,016	1,877	1,860	2,140	10,229
Purchase obligations	33,805	11,557	11,498	11,476	-	68,336

Totals	36,356	13,638	13,411	13,359	2,140	78,904

Purchase obligations from 2010 forward relate solely to Kişladağ operations, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012. Imputed interest relating to the Sino Gold loan is included in the debt commitment.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex.  Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.eldoradogold.com.  Information contained on its website is not part of this annual report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 5, 2004, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBITS Annual Information
1.	Annual Information Form of the Company for the year ended December 31, 2008
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2008 and 2007
Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007 and 2006
Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Comprehensive Income for the years ended December 31, 2008 and 2007
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
3.	Management Discussion and Analysis
Certifications
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
8.	Consent of PricewaterhouseCoopers LLP
9.	Consent of Gary Giroux, Micon International Limited
11.	Consent of John Edward Hearne, RSG Global Pty Ltd
12.	Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering Inc.
13.*	Consent of Roberto Costa, Roberto Costa Engenharia Ltd
14.	Consent of Luke Evans, P.Eng. Scott Wilson Roscoe Postle Associates Inc.
15.	Consent of Mr. Richard Miller, P.Eng. and Eldorado Gold Corporation
16.	Consent of Mr. Norman Pitcher, P. Geo and COO, Eldorado Gold Corporation
17.	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of Eldorado Gold Corporation

* Consent to be filed upon amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 31, 2009

Exhibit 4

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

Date: March 31, 2009	By:	/s/ Paul N. Wright Paul N. Wright Chief Executive Officer (Principal Executive Officer)

Exhibit 5

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

Date: March 31, 2009	By:	/s/ Earl W. Price Earl W. Price Chief Financial Officer (Principal Financial and Accounting Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2009

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

 CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F/A for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Earl W. Price, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2009

 /s/ Earl W. Price

Earl W. Price

Chief Financial Officer

(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.