Form 40-F/A
period 2008-12-31
ELDORADO GOLD CORP                                      /FI
filed 2009-04-03
CIK 918608

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

☒ Annual Information Form        ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2008, 368,278,029common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.          ☒ Yes    ☐No

EXPLANATORY NOTE

Eldorado Gold Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F/A pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this amendment number one to its annual report on Form 40-F, as originally filed on March 31, 2009, to file the consent of Roberto Costa, Roberto Costa Engenharia Ltda. No other amendments are being made to the annual report on Form 40-F as originally filed.

EXHIBITS Annual Information
1.*	Annual Information Form of the Company for the year ended December 31, 2008
2.*	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2008 and 2007
Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007 and 2006
Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Comprehensive Income for the years ended December 31, 2008 and 2007
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
3.*	Management Discussion and Analysis
Certifications
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8.*	Consent of PricewaterhouseCoopers LLP
9.*	Consent of Gary Giroux, Micon International Limited
11.*	Consent of John Edward Hearne, RSG Global Pty Ltd
12.*	Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering Inc.

13.	Consent of Roberto Costa, Roberto Costa Engenharia Ltda
14.*	Consent of Luke Evans, P.Eng. Scott Wilson Roscoe Postle Associates Inc.
15.*	Consent of Mr. Richard Miller, P.Eng. and Eldorado Gold Corporation
16.*	Consent of Mr. Norman Pitcher, P. Geo and COO, Eldorado Gold Corporation
17. *	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of Eldorado Gold Corporation

* - Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 31, 2009.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 5, 2004, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F/A arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	April 3, 2009

EXHIBIT INDEX

The following documents are being filed as exhibits to this amendment number one to the annual report on Form 40-F.

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
Consents
13.	Consent of Roberto Costa, Roberto Costa Engenharia Ltda