Form 40-F
period 2009-12-31
ELDORADO GOLD CORP /FI
filed 2010-03-31
CIK 918608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

☒Annual Information Form   ☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2009, 537,136,235common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.              ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes      ☐ No

EXPLANATORY NOTE

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
•

risks that the integration of acquired business may take longer than expected, the anticipated benefits of the integration of such businesses may be less than estimated and the costs of such acquisitions may be higher than anticipated.

•	risks related to our land reclamation requirements for our properties which may be burdensome;
•

uncertainty regarding future requirements that we fund additional reclamation work during the course of our mining activities at the Kisladag Mine, Tanjianshan Mine, Jinfeng Mine and White Mountain Mine;

•	risks related to tax assessments;
•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;
•	risks related to currency fluctuations;
•	risks related to community and non-governmental actions and regulatory risks;
•	risks related to governmental regulations;
•	risks related to the global economic climate;
•	uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;
•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, claims or other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	political and regulatory risks associated with mining development and exploration; and
•	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with

Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 24 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.0466.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the report of the independent auditor with respect to the fiscal year ended December 31, 2009, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 24 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

For accounting purposes, the Company acquired control of Sino-Gold Mining Limited (“Sino-Gold”) on December 4, 2009. As permitted by applicable rules of certification, Management excluded, solely to the extent it overlaps with internal control, Sino Gold’s operations from our annual assessment of disclosure controls and procedures for the year ended December 31, 2009.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

For accounting purposes, the Company acquired control of Sino-Gold on December 4, 2009. The Company is in the process of integrating Sino-Gold’s operations and will be expanding its internal control over financial reporting compliance program to include Sino-Gold over the next year. Management excluded Sino Gold from its annual assessment of internal control over financial reporting for the year ended December 31, 2009 as permitted by the Sarbanes-Oxley Act of 2002 and applicable rules relating to business acquisitions. Sino Gold’s operations represent $1,733 million of net assets, $23 million of consolidated revenues and $2.2 million of net loss as at and for the year ended December 31, 2009.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2009. In this annual report, the Company’s independent registered auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Auditor’s Attestation Report

KPMG LLP’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed with Exhibit 99.2 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, established in accordance with Section 3.03A.04 of the NYSE Listed Company Manual, and a Compensation Committee, established in accordance with Section 3.03A.04 of the NYSE Listed Company Manual. The Board of Directors has determined that all the members of the Compensation and Corporate Governance Committee and Nominating Committee are independent, b based on the criteria for independence prescribed by Section 3.03A.02 of the NYSE Listed Company Manual.

Compensation Committee

Compensation of the Company’s Chief Executive Officer and all other officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of John S. Auston, Robert R. Gilmore, Geoffrey A. Handley, Donald M. Shumka and Wayne D. Lenton. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Charter is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Nominating Committee. The Nominating Committee is comprised of John S. Auston, K. Ross Cory, Geoffrey A. Handley, Hugh C. Morris and Jonathan A. Rubenstein. The Nominating Committee’s responsibilities include considering annually the size and composition of the Board of Directors and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board of Directors; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or the Board of Directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functioning of the Corporate Governance and Nominating Committee. The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee comprises of K. Ross Cory, Robert R. Gilmore, Hugh C. Morris, Jonathan A. Rubenstein and Donald Shumka, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual) and are financially literate. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

The full text of the Audit Committee Charter is attached as Schedule A to the Company’s AIF, which is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Robert R. Gilmore qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual).

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years. On June 5, 2009, PricewaterhouseCoopers LLP resigned as the Company’s’ independent external auditor and was replaced with immediate effect by KPMG LLP.

	2009 (1)	2008 (2)
Audit Fees (3):	Cdn. $1,300,803	Cdn.$993,416
Audit-Related Fees (4):	Cdn. $644,392	NIL
Tax Fees (5):	Cdn. $96,759	NIL
All Other Fees (6):	Cdn. $122,071	Cdn.$131,132
Other Services (7) :	NIL	Cdn.$30,000
Total:	$2,164,025	Cdn$1,154,548

(1) Fees and services for the Company’s fiscal year ended December 31, 2009 include fees and services billed and performed by PricewaterhouseCoopers LLP up to June 5, 2009 and by KPMG LLP from June 5, 2009.

(2) Fees and services for the Company’s fiscal year ended December 31, 2008 represent fees and services billed and performed by PricewaterhouseCoopers LLP.

(3) Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.

(4) Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.

(5) Tax compliance, taxation advice and tax planning for international operations.

(6) The aggregate fees billed in each of the last two fiscal years for products and services provided by the independent registered accountant, other than the services reported above.

(7) Other services refers to IFRS Diagnostics.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com, submitted on Form 6-K and provided in print to any shareholder who requests them.   During the fiscal year ended December 31, 2009, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided in the MD&A, attached as Exhibit 99.3 to this annual report on Form 40-F, contains the Company’s disclosure of contractual obligations and is incorporated by reference herein. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2009:

	(000s)
	2010 $	2011 $	2012 $	2013 $	2014 and later $	Total $

Debt	56,499	29,956	42,643	25,591	38,086	192,775
Capital leases	65	36	23	-	-	124
Operating leases	3,281	2,815	2,157	2,020	543	10,816
Purchase obligations	90,236	14,094	12,504	-	-	116,834

Totals	150,081	46,901	57,327	27,611	38,629	320,549

Purchase obligations from2011 forward relate mainly to Kisladag operations and include estimated commitments under the an unhedged diesel fuel purchase contract. Interest on debt is not included in the table.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on the its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

EXHIBITS Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2009
**99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2009 and 2008
Consolidated Statements of Operations and Deficit for the years ended December 31, 2009 and 2008
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008
Consolidated Statements of Comprehensive Income for the years ended December 31,

2009 and 2008
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
**99.3	Management’s Discussion and Analysis
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of KPMG LLP
99.9	Consent of Mr. John Edward Hearne, RSG Global Pty Ltd
99.10	Consent of Mr. Scott Cowie, Wardrop Engineering Inc.
99.11	Consent of Mr. Roberto Costa, Roberto Costa Engenharia Ltda.
*99.12	Consent of Mr. John Chen, Manager, Mining Technical Services of Eldorado Gold Corporation
*99.13	Consent of Mr. Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM of Aker Solutions E&C Ltd.
99.14	Consent of Mr. Michael Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD of SRK Consulting Ltd.
*99.15	Consent of Dr. Yumin Qiu, BSc (Geo.), MSc(Geo), PhD (Economic Geology) and Head of Exploration And Business Development of Eldorado Gold Corporation
*99.16	Consent of Mr. Weifeng Li, MSc Engineering, MAusIMM and Open Pit Consultant Planning Engineer of West Swan Pty. Ltd.
99.17	Consent of Mr. Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.18	Consent of Mr. Paul Skayman, MAusIMM and Vice President, Operations of Eldorado Gold Corporation
99.19	Consent of Mr. Stephen Juras, P. Geo and Director of Technical Services of Eldorado Gold Corporation *The Company is in the process of obtaining consents and will file by amendment upon receipt.
** Previously filed with the SEC and incorporated by reference to the Registrant’s Form 6-K filed with the SEC on March 19, 2010.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 31, 2010