Form 40-F/A
ELDORADO GOLD CORP /FI
filed 2010-05-06
CIK 918608

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

   ☒Annual Information Form                                                                    ☒  Audited Annual Financial Statements

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2009, 537,136,235 common shares of the Registrant were issued and outstanding.

 Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒Yes    ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐ Yes    ☐No

EXPLANATORY NOTE

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 31, 2010, to revise the disclosure under the heading “NYSE Corporate Governance” to reflect a typographical error in the disclosure of the Company’s quorum requirements and to file the consents of Mr. John Chen, Mr. Peter J. Perkins, Dr. Yumin Qiu, and Mr. Weifeng Li, which were previously unavailable.  No other amendments are being made to the annual report on Form 40-F as originally filed.

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

Shareholder Meeting Quorum Requirement:  The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote.  The Company’s quorum requirement is set forth in its Bylaws.  A quorum for a meeting of shareholders of the Company is two persons who are present and authorized to cast, in person or by proxy, an aggregate of not less than 25% of the shares entitled to be voted at the meeting.

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

The foregoing are consistent with the laws, customs and practices in Canada.
EXHIBITS Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2009
99.2**	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting

Consolidated Balance Sheets as of December 31, 2009 and 2008
Consolidated Statements of Operations and Deficit for the years ended December 31, 2009 and 2008
Consolidated Statement of Cash Flows for the years ended December 31, 2009 and 2008
Consolidated Statements of Comprehensive Income for the years ended December 31, 2009 and 2008
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
99.3**	Management Discussion and Analysis
Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8*	Consent of KPMG LLP
99.9*	Consent of John Edward Hearne, RSG Global Pty Ltd
99.10*	Consent of Scott Cowie, Wardrop Engineering Inc.
99.11*	Consent of Roberto Costa, Roberto Costa Engenharia Ltda
99.12	Consent of Mr. John Chen, Manager, Mining Technical Services of Eldorado Gold Corporation
99.13	Consent of Mr. Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM of Aker Solutions E&C Ltd.
99.14*	Consent of Mr. Michael Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD of SRK Consulting Ltd.
99.15	Consent of Dr. Yumin Qiu, BSc (Geo.), MSc(Geo), PhD (Economic Geology) and Head of Exploration And Business Development of Eldorado Gold Corporation
99.16	Consent of Mr. Weifeng Li, MSc Engineering, MAusIMM and Open Pit Consultant Planning Engineer of West Swan Pty. Ltd.
99.17*	Consent of Mr. Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.18*	Consent of Mr. Paul Skayman, MAusIMM and Vice President, Operations of Eldorado Gold Corporation
99.19*	Consent of Mr. Stephen Juras, P. Geo and Director of Technical Services of Eldorado Gold Corporation
* Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 31, 2010.

** Previously filed with the Company’s Form 6-K filed with the Securities and Exchange Commission on March 19, 2010.

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

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Titlea:	Chief Executive Officer
Date:	May 5, 2010

EXHIBIT INDEX

The following documents are being filed as exhibits to this Amendment No. 1 to the Company’s annual report on Form 40-F.

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.12	Consent of Mr. John Chen, Manager, Mining Technical Services of Eldorado Gold Corporation
99.13	Consent of Mr. Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM of Aker Solutions E&C Ltd.
99.15	Consent of Dr. Yumin Qiu, BSc (Geo.), MSc(Geo), PhD (Economic Geology) and Head of Exploration And Business Development of Eldorado Gold Corporation
99.16	Consent of Mr. Weifeng Li, MSc Engineering, MAusIMM and Open Pit Consultant Planning Engineer of West Swan Pty. Ltd.