Form 40-F
period 2010-12-31
ELDORADO GOLD CORP /FI
filed 2011-03-31
CIK 918608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-31522

ELDORADO GOLD CORPORATION

 (Exact Name of Registrant as Specified in its Charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, Canada V6C 2B5
(604) 687-4018
(Address and Telephone Number of Registrant's Principal Executive Offices)
CT Corporation System 11 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8940	Copies to: Kenneth G. Sam Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒   Annual Information Form   ☒   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2010, 548,187,192 common shares of the Registrant were issued and outstanding.

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

Eldorado Gold Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if our properties are developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

gold price volatility

•

risks of not meeting production and

•

cost targets

•

discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries

•

development, mining and operational risk

•

litigation risks

•

regulatory restrictions, including environmental regulatory restrictions and liability

•

risks of sovereign investment and operating in foreign countries

•

currency fluctuations

•

speculative nature of gold exploration

•

global economic climate

•

dilution

•

share price volatility

•

the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition may be higher than anticipated

•

ability to complete acquisitions

•

competition

•

ability to obtain financing

•

environmental risks

•

share price volatility

•

permitting risks

•

community and non-governmental actions and regulatory risks

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system, adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable to financial statements of United States companies.  Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 23 of the audited consolidated financial statements of the Company.  Effective January 1, 2011, the Company will begin preparing its financial statements in accordance with International Financial Reporting Standards.

RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2010 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$0.9946.

ANNUAL INFORMATION FORM

The Company's AIF for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the report of the independent auditor with respect to the fiscal year ended December 31, 2010, are filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated by reference herein. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 23 to the Company's audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis, as amended (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and the with the participation of, the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

For accounting purposes, the Company acquired control of Brazuaro on July 20, 2010. As permitted by applicable rules of certification Management excluded, solely to the extent it overlaps with internal control, Brazuaro's operations from our annual assessment of disclosure controls and procedures for the year ended December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.  The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below.  A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective and no material weaknesses in the Company's internal control over financial reporting were discovered.

For accounting purposes, the Company acquired control of Brazuaro on July 20, 2010. The Company is in the process of integrating Brazuaro's operations and will be expanding its internal control over financial reporting compliance program to include Brazuaro over the next year. Management excluded Brazuaro from its annual assessment of internal control over financial reporting for the year ended December 31, 2010 as permitted by the Sarbanes-Oxley Act of 2002 and applicable rules relating to business acquisitions. Brazuaro's operations represent $160 million of total assets and none of our consolidated revenues as at and for the year ended December 31, 2010.

The Company is required to provide an auditor's attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010.  In this annual report on Form 40-F, the Company's independent registered auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company's internal control over financial reporting for the fiscal year ended December 31, 2010.  KPMG LLP has audited the Company's financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company's internal control over financial reporting.

Auditor's Attestation Report

The attestation report of KPMG LLP on the Company's internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during its fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the “Board of Directors”) is responsible for the Company's corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, established in accordance with Section 303A.04 of the NYSE Listed Company Manual, and a Compensation Committee, established in accordance with Section 303A.05 of the NYSE Listed Company Manual.  The Board of Directors has determined that all the members of the Compensation Committee and the Corporate Governance and Nominating Committee are independent, based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.

Compensation Committee

Compensation of the Company's Chief Executive Officer and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee.  The Company's Compensation Committee is comprised of Wayne D. Lenton (chair), John S. Auston, Robert R. Gilmore, and Geoffrey A. Handley.  The Compensation Committee is responsible for assisting management in developing the Company's compensation structure, including the compensation policies and compensation programs for its directors and executives and assessing the performance of the Company's CEO every year and recommending the compensation of the Company's CEO and its other executive officers to the board for review and approval.  The Compensation Committee conducts a thorough compensation review every year to assess the competitiveness of the Company's cash and stock-based compensation for its directors and executives, whether overall executive compensation continues to support the Company's goals of attracting, motivating and retaining executives with exceptional leadership and management skills and the overall compensation packages for the Company's senior officers and executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year. The Company's CEO cannot be present during the Compensation Committee's deliberations or vote.  The Company's Compensation Committee's Terms of Reference is available on the Company's website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee is comprised of K. Ross Cory (chair), Jonathan A. Rubenstein and Donald M. Shumka.  The Corporate Governance and Nominating Committee's responsibilities include considering annually the size and composition of the Board of Directors and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board of Directors; evaluating the board's competencies and defining the skills and experience necessary for an effective board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or the Board of Directors; providing orientation programs for new directors and continuing development programs for existing directors; reviewing the Company's corporate governance policies and practices; monitoring the Company's risk management program; and reviewing annually the functions of the Corporate Governance and Nominating Committee.  The Company's Corporate Governance and Nominating Committee Charter is available on the Company's website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual.  The Company's Audit Committee is comprised of Robert R. Gilmore (chair), K. Ross Cory, Jonathan A. Rubenstein and Donald M. Shumka, all of whom, in the opinion of the Company's Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual).  All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President and CEO and the CFO of the Company and the Company's independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company's securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Terms of Reference is attached as Schedule A to the Company's AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F.

Audit Committee Financial Expert

The Company's Board of Directors has determined that Robert R. Gilmore qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditor.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company's auditor have been pre-approved by the Audit Committee of the Company.  In 2005, the Company's Audit Committee determined that non-audit services would no longer be performed by the Company's independent registered public auditing firm and management has established agreements with other service providers for such non-audit services.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The required tabular disclosure is included under the heading “Governance – Auditor's Fees” in the Company's Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated herein by reference.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees, which is posted on the Company's website, www.eldoradogold.com.  The Code is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1188 – 550, Burrard Street, Vancouver, British Columbia, Canada V6C 2B5.  The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them.  During the fiscal year ended December 31, 2010, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company's MD&A for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE.  Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company's website at www.eldoradogold.com.

In addition, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 303A.11 of the NYSE Listed Company Manual, in which case, the Company shall make the disclosure of such transactions available on its website at www.eldoradogold.com.  Information contained on the Company's website is not part of this annual report on Form 40-F.

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

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 30, 2011

EXHIBIT INDEX Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2010
99.2.*	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors' Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Operations for the years ended December 31, 2010 and 2009
Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2010 and 2009
Consolidated Statements of Comprehensive Income for the years ended December 31, 2010 and 2009
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
99.3.*	Amended Management's Discussion and Analysis
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Mr. John Edward Hearne, RSG Global Pty Ltd
99.10.	Consent of Mr. Scott Cowie, Wardrop, A Tetratech Company.
99.11.	Consent of Mr. Roberto Costa, Roberto Costa Engenharia Ltda.
99.12.	Consent of Mr. Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM of Aker Solutions E&C Ltd.
99.13.	Consent of Mr. Michael Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD of SRK Consulting Ltd.
99.14.	Consent of Dr. Yumin Qiu, BSc (Geo.), MSc(Geo), PhD (Economic Geology) and Head of Exploration And Business Development of Eldorado Gold Corporation
99.15.	Consent of Mr. Weifeng Li, MSc Engineering, MAusIMM and Open Pit Consultant Planning Engineer of West Swan Pty. Ltd.
99.16.	Consent of Mr. Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.17.	Consent of Mr. Paul Skayman, MAusIMM and Vice President, Operations of Eldorado Gold Corporation
99.18.	Consent of Mr. Stephen Juras, P. Geo and Director of Technical Services of Eldorado Gold Corporation
99.19.**	Consent of Mr. Mark LeMessurier, MAusIMM
99.20.	Consent of Mr. Sean Gregersen, P.Eng. and Manager, Business Development of Eldorado Gold Corporation

* Previously filed with the SEC and incorporated by reference to the Registrant's Form 6-K filed with the SEC on March 18, 2011.

**The company is in the process of obtaining consent

Exhibit 99.4

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

4.

The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

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

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditor and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

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

Date: March 30, 2011	By:	/s/ Paul N. Wright Paul N. Wright Chief Executive Officer (Principal Executive Officer)

Exhibit 99.5

CERTIFICATION

I, Ed Miu, certify that:

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

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditor and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

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

Date: March 30, 2011	By:	/s/ Ed Miu Ed Miu Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2011

     /s/ Paul N. Wright

Paul N. Wright

Chief Executive Officer

(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F/A for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ed Miu, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2011

     /s/ Ed Miu

Ed Miu

Chief Financial Officer

(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.