Form 40-F/A
period 2010-12-31
ELDORADO GOLD CORP /FI
filed 2011-04-01
CIK 918608

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

The Company is filing this Amendment No. 1 to its annual report on Form 40-F, as originally filed on March 31, 2011, to file the consent of Mr. Mark LeMessurier, MAusIMM, which was previously unavailable.  No other amendments are being made to the annual report on Form 40-F as originally filed.

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

1

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	April 1, 2011

2

EXHIBIT INDEX Annual Information
99.1.*	Annual Information Form of the Company for the year ended December 31, 2010
99.2.**	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Operations for the years ended December 31, 2010 and 2009
Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010 and 2009
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
99.3.**	Amended Management’s Discussion and Analysis
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.*	Consent of KPMG LLP
99.9.*	Consent of Mr. John Edward Hearne, RSG Global Pty Ltd
99.10.*	Consent of Mr. Scott Cowie, Wardrop Engineering Inc.
99.11.*	Consent of Mr. Roberto Costa, Roberto Costa Engenharia Ltda.
99.12.*	Consent of Mr. John Chen, Manager, Mining Technical Services of Eldorado Gold Corporation
99.13.*	Consent of Mr. Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM of Aker Solutions E&C Ltd.
99.14.*	Consent of Mr. Michael Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD of SRK Consulting Ltd.
99.15.*	Consent of Dr. Yumin Qiu, BSc (Geo.), MSc(Geo), PhD (Economic Geology) and Head of Exploration And Business Development of Eldorado Gold Corporation
99.16.*	Consent of Mr. Weifeng Li, MSc Engineering, MAusIMM and Open Pit Consultant Planning Engineer of West Swan Pty. Ltd.
99.17.*	Consent of Mr. Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.18.*	Consent of Mr. Paul Skayman, MAusIMM and Vice President, Operations of Eldorado Gold Corporation
99.19.*	Consent of Mr. Stephen Juras, P. Geo and Director of Technical Services of Eldorado Gold Corporation
99.20.	Consent of Mr. Mark LeMessurier
99.21.*	Consent of Mr. Sean Gregersen

*

Previously filed with the Company’s annual report on Form 40-F as filed with the Securities and Exchange Commission on March 31, 2011.

** Previously filed with the Securities and Exchange Commission and incorporated by reference to the Company’s Form 6-K filed with the SEC on March 18, 2011.

4

Exhibit 99.4

CERTIFICATION

I, Paul N. Wright, certify that:

1.

I have reviewed this annual report on Form 40-F/A of Eldorado Gold Corporation;

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

Date: April 1, 2011	By:	/s/ Paul N. Wright Paul N. Wright Chief Executive Officer (Principal Executive Officer)

Exhibit 99.5

CERTIFICATION

I, Ed Miu, certify that:

1.

I have reviewed this annual report on Form 40-F/A of Eldorado Gold Corporation;

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

Date: April 1, 2011	By:	/s/ Ed Miu Ed Miu Chief Financial Officer (Principal Financial and Accounting Officer)

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

April 1, 2011

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

April 1, 2011

     /s/ Ed Miu

Ed Miu

Chief Financial Officer

(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.