Form 40-F
period 2011-12-31
ELDORADO GOLD CORP /FI
filed 2012-03-30
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-31522

ELDORADO GOLD CORPORATION

 (Exact Name of Registrant as Specified in its Charter)

CANADA

(Province or Other Jurisdiction of Incorporation or Organization)

1040
(Primary Standard Industrial Classification Code)

N/A
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2010, 551,682,917 common shares of the Registrant were issued and outstanding.

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if our properties are developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	gold and other metal price volatility;

●	risks of not meeting production and cost targets;

●	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;

●	subjectability of estimating mineral resources and reserves and the reliance on available data and assumptions and judgements used in interpretation of such data;

●	development, mining and operational risks, including timing;

●	litigation risks;

●	regulatory restrictions, including environmental regulatory restrictions and liability, changes in law and regulatory requirements;

●	risks of sovereign investment and operating in foreign countries;

●	currency fluctuations;

●	speculative nature of gold exploration;

●	infrastructure, energy and other commodity availability and costs;

●	prices for energy inputs, labour, material costs and supplies on services (including shipping) remaining consistent with expectations;

●	global and local economic climate;

●	share capital dilution;

●	share price volatility;

●
the risks that the integration of acquired businesses including European Goldfields Ltd. may take longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition may be higher than anticipated;

●
the impact of the European Goldfields Ltd. acquisition, including the expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions;

●	competition;

●	ability to obtain financing;

●	environmental risks;

●	title and permitting risks, including timing; and

●	community and non-governmental actions and regulatory risks.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law.  Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2011 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States

Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 30, 2011, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.0170.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 and as at January 1, 2010, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2011.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as  at December 31, 2011 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting as of December 31, 2011.  In this annual report on Form 40-F, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except for the following: the Company implemented a new ERP system in our Chinese operations. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

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

Compensation Committee

Compensation of the Company’s Chief Executive Officer and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee.  The Company’s Compensation Committee is comprised of Wayne D. Lenton (chair), Robert R. Gilmore, Geoffrey A. Handley and Jonathan A, Rubenstein.  The Compensation Committee is responsible for assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for its directors and executives and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and its other executive officers to the board for review and approval.  The Compensation Committee conducts a thorough compensation review every year to assess the competitiveness of the Company’s cash and stock-based compensation for its directors and executives, whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.  The Company’s Compensation Committee’s Charter is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee is comprised of K. Ross Cory (chair), Jonathan A. Rubenstein and Donald M. Shumka.  The Corporate Governance and Nominating Committee’s responsibilities include: reviewing the Company’s corporate governance policies and practices; monitoring the Company's risk management program; reviewing annually the size and composition of the Board of Directors; facilitating the succession and nomination of directors to the board; identifying new directors and managing the board’s nomination process, board committee appointment and assessment process; and evaluating the board’s competencies and defining the skills and experience necessary for an effective board. The Company’s Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual.  The Company’s Audit Committee is comprised of Robert R. Gilmore (chair), K. Ross Cory, Michael Price and Donald M. Shumka, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual).  All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

The full text of the Audit Committee Charter is attached as Schedule A to the Company’s AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Robert R. Gilmore qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company.  In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee.  Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The required tabular disclosure is included under the heading “Governance – Auditor’s Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated herein by reference.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them.  During the fiscal year ended December 31, 2011, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE.  Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is set forth on the Company’s website at www.eldoradogold.com.

In addition, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 303A.11 of the NYSE Listed Company Manual, in which case, the Company shall make the disclosure of such transactions available on its website at www.eldoradogold.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Not applicable.
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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on March 30, 2012, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 30, 2012

EXHIBIT INDEX Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2011
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Auditors’ Report of Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2011 and 2010 and January 1, 2010
Consolidated Income Statements for the years ended December 31, 2011 and 2010
Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010
Consolidated Statements of Changes in Equity for the years ended December 31, 2011 and 2010
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2011

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Mr. John Edward Hearne, FAusIMM (CP), Coffey Mining Pty Ltd.
99.10.	Consent of Mr. Scott Cowie, MAusIMM, Tetra Tech Australia Pty Ltd.
99.11.	Consent of Mr. Roberto Costa, Roberto Costa Engenharia Ltda.
99.12.	Consent of Mr. Peter J. Perkins, MIMMM, MSAIMM of Jacobs U.K. Ltd. (formerly Aker Solutions E&C Ltd.)
99.13.	Consent of Mr. Michael Warren, FAusIMM of SRK Consulting (Australia) Pty Ltd.
99.14.	Consent of Mr. Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.15.	Consent of Mr. Paul Skayman, FAusIMM and Senior Vice President, Operations of Eldorado Gold Corporation
99.16.	Consent of Mr. Stephen Juras, P. Geo and Director of Technical Services of Eldorado Gold Corporation
99.17.	Consent of Mr. Sean Gregersen, MSc. P. Eng. and Manager, Business Development of Eldorado Gold Corporation
99.18	Consent of Norman Pitcher, P.Geo and Chief Operating Officer of Eldorado Gold Corporation
99.19	Consent of Patrick Forward, FIMMM
99.20	Consent of Antony Francis, FIMMM
99.21	Consent of Neil Liddell, MIMMM
99.22	Consent of David Smith, MIMMM
99.23	Consent of Tony Jackson, FIMMM
99.24	Consent of Rick Alexander, P.Eng. Project Director, Eldorado Gold Corporation