Form 40-F
period 2012-12-31
ELDORADO GOLD CORP /FI
filed 2013-03-28
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2012, 714,344,476 common shares of the Registrant were issued and outstanding.

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
● risks of hedging activities;
● risks of not meeting production and cost targets;
● discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;
● subjectability of estimating mineral resources and reserves and the reliance on available data and assumptions and judgments used in interpretation of such data;
● development, mining and operational risks, including timing;
● litigation risks;
● regulatory restrictions, including environmental regulatory restrictions and liability, changes in law and regulatory requirements and changes in corporate governance and public disclosure regulations;
● risks of sovereign investment and operating in foreign countries;
● currency fluctuations;
● speculative nature of gold exploration;
● infrastructure, energy and other commodity availability and costs;
● prices for energy inputs, labour, material costs and supplies on services (including shipping) remaining consistent with expectations;
● global and local economic climate;
● share capital dilution;
● share price volatility;

● risks related to joint venture partnerships;
● competition;
● insurance;
● ability to obtain financing;
● level of indebtedness;
● environmental risks;
● reliance on key personnel;
● impact of acquisitions on our growth and financial position;
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

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2012 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States  Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$0.9949.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company acquired European Goldfields Limited (“EGU”) on February 24, 2012. The results of the acquisition have been included in the consolidated financial statements from the date of acquisition. However, the Company has not had sufficient time to appropriately assess the internal controls used by EGU and integrate them with those of the Company. As a result, as permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, the previous EGU operations have been excluded from the Company’s annual assessment of internal controls over financial reporting. The Company is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired EGU assets over the next year. The EGU operations represent $2,553.5 million of net assets, $48.7 million of consolidated revenues and $26.1 million of net loss as at and for the year ended December 31, 2012.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting as of December 31, 2012. In this annual report on Form 40-F, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Wayne D. Lenton (chair), Robert R. Gilmore, Geoffrey A. Handley and Jonathan A. Rubenstein. The Compensation Committee is responsible for assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for its directors and executives and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and its other executive officers to the board for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess the competitiveness of the Company’s cash and stock-based compensation for its directors and executives, whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of K. Ross Cory (chair), Jonathan A. Rubenstein and Donald M. Shumka. The Corporate Governance and Nominating Committee’s responsibilities include: reviewing the Company’s corporate governance policies and practices; monitoring the Company's risk management program; reviewing annually the size and composition of the Board of Directors; facilitating the succession and nomination of directors to the board; identifying new directors and managing the board’s nomination process, board committee appointment and assessment process; and evaluating the board’s competencies and defining the skills and experience necessary for an effective board. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

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

The Audit Committee meets with the CEO and the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Terms of Reference is attached as Schedule A to the Company’s AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The required tabular disclosure is included under the heading “Governance – Auditor’s Fees” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this annual report on Form 40-F and incorporated herein by reference.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees, which is posted on the Company’s website, www.eldoradogold.com. The Code is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1188 – 550, Burrard Street, Vancouver, British Columbia, Canada V6C 2B5. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2012, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2012, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 28, 2013

EXHIBIT INDEX Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2012
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Auditors’ Report of Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Income Statements for the years ended December 31, 2012 and 2011
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011
Consolidated Statements of Changes in Equity for the years ended December 31, 2012 and 2011
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2012
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Mr. John Edward Hearne, FAusIMM, Coffey Mining Pty. Ltd.
99.10.	Consent of Mr. Scott Cowie, MAusIMM (CP), Tetra Tech Australia Pty. Ltd.
99.11.	Consent of Mr. Roberto Costa, Roberto Costa Engenharia Ltda.
99.12.	Consent of Mr. Michael Warren, BSc (Mining Eng), MBA, FAusIMM, FAICD of SRK Consulting (Australasia) Pty. Ltd.
99.13.	Consent of Mr. Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.14.	Consent of Mr. Paul Skayman, FAusIMM and Chief Operating Officer of Eldorado Gold Corporation
99.15.	Consent of Mr. Stephen Juras, P. Geo. and Director of Technical Services of Eldorado Gold Corporation
99.16	Consent of Norman Pitcher, P.Geo and President of Eldorado Gold Corporation
99.17	Consent of Patrick Forward, FIMMM
99.18	Consent of Antony Francis, FIMMM
99.19*	Consent of David Smith, MIMMM, Scott Wilson Ltd.
99.20	Consent of Tony Jackson, FIMMM, TJ Metallurgical Services Ltd.
99.21	Consent of Rick Alexander, P.Eng. and Project Director of Eldorado Gold Corporation

*    To be filed by amendment.