Form 40-F
period 2013-12-31
ELDORADO GOLD CORP /FI
filed 2014-03-28
CIK 918608

______________________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 001-31522

ELDORADO GOLD CORPORATION

______________________________________________________________________________________________

(Exact Name of Registrant as Specified in its Charter)

CANADA

______________________________________________________________________________________________

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

______________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

______________________________________________________________________________________________

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form ☒ Audited Annual Financial Statements

______________________________________________________________________________________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2013, 716,216,690 common shares of the Registrant were issued and outstanding.

______________________________________________________________________________________________

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

______________________________________________________________________________________________

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

● gold and other metal price volatility and the impact of any related hedging activities;

● risks of not meeting production and cost targets;

● discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;

● subjectivity of estimating mineral resources and reserves and the reliance on available data and assumptions and judgments used in interpretation of such data;

● depletion of grades or quantities of reserves;

● infrastructure, water, energy and other input availability and costs and their impact on capital and operating costs and exploration, development and production schedules commodity;

● prices for energy inputs, labour, material costs and supplies on services (including shipping) remaining consistent with expectations;

● currency exchange fluctuations and the impact of any related hedging activities;

● risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations;

● regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation

● changes in law and regulatory requirements, including environment regulations;

● risks of operating in foreign countries, including controls, regulations and political or economic developments in the countries in which we currently or may in the future conduct business;

● risks related to joint venture partnerships;

● speculative and uncertain nature of gold and other mineral exploration;

● development, mining and operational risks, including timing, hazards and losses which are uninsured or uninsurabl

● increased capital requirements and the ability to obtain financing;

● environmental risks;

● competition;

● the loss of key employees and our ability to attract and retain qualified personnel and labour disputes;

● title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;

● litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;

● community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;

● volatility of global and local economic climate;

● climate change risk;

● the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;

● the impact of acquisitions, including expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions; and

● share capital dilution and share price volatility.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2013 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.0636.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2013 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting as of December 31, 2013. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

The Company acquired European Goldfields Limited (“EGU”) on February 24, 2012. The Company completed the integration of the European Goldfields operations in 2013, and expanded its internal controls over financial reporting compliance program to include those operations. Other than the integration of the EGU, there have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Robert R. Gilmore (chair), K. Ross Cory, Michael A. Price and Donald M. Shumka, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2013 and 2012 KPMG LLP was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2013	1,532,995	99,200	-	-
December 31, 2012	1,832,720	103,000	29,555	-

(1) Total fees for audit services

(2) Majority of fees relate to French translation

(3) Total fees for tax advice, tax planning and tax compliance

(4) The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on March 30, 2012, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 28, 2014

EXHIBIT INDEX Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2013
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Auditors’ Report of Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2013 and 2012
Consolidated Income Statements for the years ended December 31, 2013 and 2012
Consolidated Statements of Comprehensive Income for the years ended December 31, 2013 and 2012
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012
Consolidated Statements of Changes in Equity for the years ended December 31, 2013 and 2012
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2013
Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Antony Francis, FIMMM
99.10.	Consent of Scott Cowie, MAusIMM (CP), Tetra Tech Australia Pty. Ltd.
99.11.	Consent of Patrick Forward, FIMMM
99.12.	Consent of Norman Pitcher, P.Geo and President of Eldorado Gold Corporation
99.13.	Consent of Richard Miller, P.Eng. and Manager, Mine Engineering of Eldorado Gold Corporation
99.14.	Consent of Paul Skayman, FAusIMM and Chief Operating Officer of Eldorado Gold Corporation
99.15.	Consent of Stephen Juras, P. Geo. and Director of Technical Services of Eldorado Gold Corporation
99.16.	Consent of Douglas Jones, Senior Vice President, Operations of Eldorado Gold Corporation

Exhibit 99.4

CERTIFICATION

I, Paul N. Wright, certify that:

1.	I have reviewed this annual report on Form 40-F of Eldorado Gold Corporation;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
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
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2014	By:	/s/	Paul N. Wright Paul N. Wright Chief Executive Officer (Principal Executive Officer)

Exhibit 99.5

CERTIFICATION

I, Fabiana Chubbs, certify that:

1.	I have reviewed this annual report on Form 40-F of Eldorado Gold Corporation;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4.	The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
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
b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 28, 2014	By:	/s/	Fabiana Chubbs Fabiana Chubbs Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul N. Wright, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2014	/s/ Paul N. Wright
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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eldorado Gold Corporation (the “Company”) on Form 40-F for the period ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Fabiana Chubbs, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 28, 2014	/s/ Fabiana Chubbs
Fabiana Chubbs
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Eldorado Gold Corporation and will be retained by Eldorado Gold Corporation and furnished to the Securities and Exchange Commission or its staff upon request.