Form 40-F
period 2014-12-31
ELDORADO GOLD CORP /FI
filed 2015-03-27
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2014, 716,564,524 common shares of the Registrant were issued and outstanding.

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if our properties are developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;

●
risks of operating in foreign countries, including controls, regulations, changes in mining regimes or governments and political or economic developments in the countries in which we currently or may in the future conduct business;

●	changes in law and regulatory requirements, including permitting, foreign investment, environmental, tax and health and safety laws and regulations;

●
title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;

●	competition for mineral properties and merger and acquisition targets;

●	environmental risks, including use and transport of regulated substances;

●	infrastructure, water, energy, equipment and other input availability and durability, and their cost and impact on capital and operating costs, exploration, development and production schedules;

●	volatility of global and local economic climate;

●	community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;

●	ability to maintain positive relationships with the communities we operate in and loss of reputation;

●	gold and other metal price volatility and the impact of any related hedging activities;

●
subjectivity of estimating mineral reserves and resources and the reliance on available data and assumptions and judgments used in interpretation of such data and depletion of grades or quantities of reserves;

●	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;

●	speculative and uncertain nature of gold and other mineral exploration;

●	development, mining and operational risks, including timing, hazards and losses which are uninsured or uninsurable;

●	risks of not meeting production and cost targets or estimates;

●	the loss of key employees and our ability to attract and retain qualified personnel and labour disputes;

●	prices for energy inputs, labour, material costs, supplies and services (including shipping) remaining consistent with expectations;

●	risk associated with joint ventures;

●	increased capital requirements and the ability to obtain financing;

●	currency exchange fluctuations and the impact of any related hedging activities;

●	risks associated with maintaining substantial levels of indebtedness including potential financial constraints on operations;

●
the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;

●	the impact of acquisitions, including expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions;

●	litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;

●	share capital dilution and share price volatility;

●	taxation, including change in tax laws and interpretations of tax laws;

●	failure, security breaches or disruption of our information technology systems; and

●	risks related to natural disasters and climate change.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2014 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.1601.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the year ended December 31, 2014 (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992)(COSO) to evaluate the effectiveness of our controls in 2014. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2014 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting as of December 31, 2014. In this annual report on Form 40-F, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Jonathan A. Rubenstein (chair), Robert R. Gilmore, Geoffrey A. Handley and Steven P. Reid. The Compensation Committee is responsible for assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for its directors and executives and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and its other executive officers to the board for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess the competitiveness of the Company’s cash and stock-based compensation for its directors and executives, whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of K. Ross Cory (chair), Pamela M. Gibson, Jonathan A. Rubenstein, and Donald M. Shumka. The Corporate Governance and Nominating Committee’s responsibilities include: reviewing the Company’s corporate governance policies and practices; monitoring the Company's risk management program; reviewing annually the size and composition of the Board of Directors; facilitating the succession and nomination of directors to the board; identifying new directors and managing the board’s nomination process, board committee appointment and assessment process; and evaluating the board’s competencies and defining the skills and experience necessary for an effective board. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Robert R. Gilmore (chair), K. Ross Cory, Michael A. Price, Donald M. Shumka, and John Webster all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All five members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that both Robert R. Gilmore and John Webster qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and that each are independent (as determined under Exchange Act Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual).

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2014 and 2013 KPMG LLP was the Company’s appointed auditor.  The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2014	$1,549,810	$93,000	-	-
December 31, 2013	$1,581,195	$95,000	-	-

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2014, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	Chief Executive Officer
Date:	March 27, 2015

EXHIBIT INDEX Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2014
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Auditors’ Report of Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2014 and 2013
Consolidated Income Statements for the years ended December 31, 2014 and 2013
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013
Consolidated Statements of Changes in Equity for the years ended December 31, 2014 and 2013
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2014

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Mr. Antony Francis, FIMMM
99.10.*	Consent of Mr. Scott Cowie, MAusIMM (CP), Tetra Tech Australia Pty. Ltd.
99.11.	Consent of Mr. Patrick Forward, FIMMM
99.12.	Consent of Mr. Norman Pitcher, P.Geo., President of Eldorado Gold Corporation
99.13.	Consent of Mr. Richard Miller, P.Eng., General Manager, Kisladag Mine, Eldorado Gold Corporation
99.14.	Consent of Mr. Paul Skayman, FAusIMM, Chief Operating Officer of Eldorado Gold Corporation
99.15.	Consent of Mr. Stephen Juras, P. Geo., Director of Technical Services of Eldorado Gold Corporation
99.16 99.17 99.18
Consent of Mr. Douglas Jones, Senior Vice President, Operations of Eldorado Gold Corporation
Consent of Mr. John Nilsson, P.Eng., Nilsson Mine Services Ltd.
Consent of Mr. Roberto Costa, Roberto Costa Engenharia Ltda.

99.19	Consent of Mr. Peter Lewis, P.Geo., Vice President, Exploration of Eldorado Gold Corporation

* To be filed by amendment.