Form 40-F
period 2015-12-31
ELDORADO GOLD CORP /FI
filed 2016-03-30
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2015, 716,587,134 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATORY NOTE

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

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.
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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2015, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3840.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2015 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the year ended December 31, 2015 (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls in 2015. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2015 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting as of December 31, 2015. In this annual report on Form 40-F, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Jonathan A. Rubenstein (chair), Robert R. Gilmore, Geoffrey A. Handley and Steven P. Reid. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of K. Ross Cory (chair), Pamela M. Gibson, Jonathan A. Rubenstein, and Donald M. Shumka. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of John Webster (chair), K. Ross Cory, Michael A. Price, Donald M. Shumka, and Robert R. Gilmore all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All five members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the CEO and the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual and interim financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to  KPMG LLP, for the financial year ended December 31, 2015, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2015 and 2014 KPMG LLP was the Company’s appointed auditor.  The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2015	$1,452,783	$122,322	-	-
December 31, 2014	$1,513,499	$84,193	-	-

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2015, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ Paul N. Wright
Name:	Paul N. Wright
Title:	President and Chief Executive Officer
Date:	March 30, 2016

EXHIBIT INDEX Annual Information
99.1.	Annual Information Form of the Company for the year ended December 31, 2015
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Auditors’ Report of Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2015 and 2014
Consolidated Income Statements for the years ended December 31, 2015 and 2014
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015 and 2014
Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014
Consolidated Statements of Changes in Equity for the years ended December 31, 2015 and 2014
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2015

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Mr. Antony Francis, FIMMM
99.10.	Consent of Mr. Colm Keogh, P.Eng., AMC Mining Consultants (Canada) Ltd.
99.11.	Consent of Mr. Patrick Forward, FIMMM
99.12.	Consent of Mr. Norman Pitcher, P.Geo.
99.13.	Consent of Mr. Richard Miller, P.Eng.. General Manager, Kisladag Mine, Eldorado Gold Corporation
99.14.	Consent of Mr. Paul Skayman, FAusIMM Chief Operating Officer of Eldorado Gold Corporation
99.15.	Consent of Mr. Stephen Juras, P. Geo. Director of Technical Services of Eldorado Gold Corporation
99.16	Consent of Mr. Douglas Jones, Senior Vice President, Operations of Eldorado Gold Corporation
99.17	Consent of Mr. John Nilsson, P.Eng., Nilsson Mine Services Ltd.
99.18	Consent of Mr. Peter Lewis, P.Geo., Vice President, Exploration for Eldorado Gold Corporation