Form 40-F
period 2017-12-31
ELDORADO GOLD CORP /FI
filed 2018-03-29
CIK 918608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

[    ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number 001-31522

ELDORADO GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer Identification Number (if Applicable))

1188 – 550 Burrard Street

Bentall 5

Vancouver, British Columbia

Canada V6C2B5

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System

11 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8940

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Copies to:

Kenneth G. Sam

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, Colorado 80202

(303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act. N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. N/A

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 794,010,680

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes___    No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X     No___

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                ____

EXPLANATORY NOTE

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

•	volatility of global and local economic climate and geopolitical risk;

•

title, permitting and licensing risks, including the risks of obtaining and maintaining the validity and enforceability of necessary permits and licenses, the timing of obtaining and renewing such permits and licenses, and risks of defective title to mineral property;

•	gold and other metal price volatility and the impact of any related hedging activities

•	development, mining and operational risk, including timing, hazards and losses that are uninsured or uninsurable;

•

risks of operating in foreign countries in which we currently or may in the future conduct business, including controls, laws, regulations, changes in mining regimes or governments, and political or economic developments;

•	regulatory restrictions, including environmental regulatory restrictions and liability, including actual costs of reclamation;

•	changes in law and regulatory requirements or policies, including permitting, foreign investment, environmental, tax and health and safety laws and regulations;

•	competition for mineral properties and merger and acquisition targets;

•	environmental risks, including use and transport of regulated substances;

•	infrastructure, water, energy, equipment and other input availability and durability, and their cost and impact on capital and operating costs, exploration, development and production schedules;

•	community and non-governmental actions and regulatory risks, including the possibility of a shutdown at any of our operations;

•	perceptions of the local people about foreign companies operating on their land;

•	ability to maintain positive relationships with the communities in which we operate and potential loss of reputation;

•

subjectivity of estimating mineral reserves and resources and the reliance on available data and assumptions and judgments used in interpretation of such data and depletion of grades or quantities of mineral reserves;

•	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries;

•	speculative and uncertain nature of gold and other mineral exploration;

•	risks of not meeting production and cost targets or estimates;

•	the loss of key employees and our ability to attract and retain qualified personnel;

•	employee health and safety risks and human rights;

•	labour disputes, labour shortages and risks associated with unionized labour;

•	prices for energy inputs, labour, material costs, supplies and services (including shipping) remaining consistent with expectations;

•	risk associated with co-ownership (including joint ventures);

•	impact on operations of compliance and non-compliance with anti-corruption, anti-bribery and sanction laws;

•	increased capital requirements and the ability to obtain financing;

•	currency exchange fluctuations and the impact of any related hedging activities;

•	risks associated with maintaining substantial levels of indebtedness, including potential financial constraints on operations, interest rate risk and credit rating risk;

•

the risks that the integration of acquired businesses may take longer than expected, the anticipated benefits of the integration may be less than estimated or the costs of acquisition may be higher than anticipated;

•

the impact of acquisitions, dispositions, monetization, mergers, other business combinations or transactions, including effect of changes in our portfolio of projects on our current and future operations, capital requirements, and financial condition and ability to complete such transactions;

•	litigation risks, including the uncertainties inherent in current and future legal challenges we are, or may become, a party to;

•	share capital dilution and share price volatility;

•	taxation, including change in tax laws and interpretations of tax laws;

•	financial reporting risks;

•	failure, security breaches or disruption of our information technology systems; and

•	risks related to natural disasters and climate change.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2017, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2545.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2017 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the year ended December 31, 2017 (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2017, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls in 2017. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2017 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

On July 10, 2017, the Company acquired Integra Gold Corp. (“Integra”). The Company is in the process of integrating Integra into its internal controls and procedures. As a result, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of Integra and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of Integra. Total assets of $535.6 million related to Integra are included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting as of December 31, 2017. In this annual report on Form 40-F, the Company’s independent registered auditor, KPMG LLP, states its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. KPMG LLP has audited the Company’s financial statements included in this annual report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Steven Reid (chair), George Albino and Geoffrey A. Handley. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: (i) the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; (ii) whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and (iii) the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.

Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Pamela Gibson (chair), George Albino, and John Webster. The Corporate Governance and Nominating Committee’s responsibilities include: (i) regularly reviewing the Company’s corporate governance policies and practices; (ii) monitoring the Company’s risk management program; (iii) reviewing the size and composition of the Board of Directors annually; (iv) facilitating the succession and nomination of directors to the Board of Directors; (v) identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and (vi) evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of John Webster (chair), Michael A. Price, Pamela M. Gibson, and Robert R. Gilmore all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2017, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2017 and 2016 KPMG LLP was the Company’s appointed auditor.

The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2017	$928,771	$57,755	-	-
December 31, 2016	$1,188,736	$67,180	-	-

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2017, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources – Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, on March 29, 2018.

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2017

99.2.	The audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016.
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2017

Certifications
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8.	Consent of KPMG LLP
99.9.	Consent of Mr. Paul Skayman, FAusIMM
99.10.	Consent of Mr. John Nilsson, P.Eng
99.11.	Consent of Mr. Stephen Juras, P.Geo
99.12.	Consent of Mr. David Sutherland, P.Eng
99.13.	Consent of Mr. Rick Alexander, P. Eng.
99.14.	Consent of Mr. Patrick Forward, FIMMM
99.15.	Consent of Mr. Antony Francis, FIMMM
99.16 99.17 99.18 99.19 99.20 99.21 99.22

Consent of Mr. Colm Keogh, P. Eng

Consent of Mr. Douglas Jones

Consent of Mr. Peter Lewis, P.Geo

Consent of Mr. Francois Chabot, P. Eng

Consent of Mr. Jacques Simoneau, P. Geo

Consent of Ms. Marianne Utiger, P. Eng

Consent of Mr. Ertan Uludag