Form 40-F
period 2018-12-31
ELDORADO GOLD CORP /FI
filed 2019-03-29
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
28 Liberty Street, 42nd Floor
New York, New York 10005
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2018, 158,801,722 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes      ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.           ☐

EXPLANATORY NOTE

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
FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including those described in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 and incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

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
RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2018 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC historically has only permitted issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3642.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2018, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, and the material weakness in internal controls outlined below, the CEO and CFO concluded that the disclosure controls and procedures were not effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

The Company’s management (“Management”), including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls in 2018. Based on this assessment and the material weakness in internal controls outlined below, the CEO and CFO concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2018.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.

During the 2018 year-end audit process, a material weakness was identified in internal controls performed by Management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a $39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of the Company’s Olympias cash generating unit as at December 31, 2018. This overstatement has been corrected in the Company’s financial statements by reducing the impairment charge in the fourth quarter of 2018 from $370 million to $330 million ($248 million net of deferred tax recovery). There was no misstatement to prior period published consolidated financial statements.

Impairment testing requires Management to make judgments, estimates and assumptions that affect the application of discount rates, discount factor conventions, commodity prices and other key inputs.

Management’s Remediation Plan

Management believes this material weakness in internal controls is an isolated event and is not pervasive.

Management is committed to remediating the material weakness in a timely manner, with appropriate oversight from the Company’s Audit Committee. The remediation plan includes strengthening of the controls and processes to track and approve changes in the impairment models, particularly those relating to convention changes, and updating the control precision levels pertaining to logged changes to the impairment analysis.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s independent registered public accounting firm, KPMG LLP, has issued an attestation report on management’s assessment of internal control over financial reporting expressing an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, which is included in the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting other than the identification of the material weakness noted above.

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
Compensation Committee
Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Steven Reid (chair), Geoffrey Handley, Teresa Conway and George Albino. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.
Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Pamela Gibson (chair), George Albino and John Webster. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of John Webster (chair), Teresa Conway, Pamela Gibson and Michael Price all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.
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
Audit Committee Financial Expert

The Company’s Board of Directors has determined that both John Webster and Teresa Conway qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and that each are independent (as determined under Exchange Act Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2018, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR
For fiscal years ended December 31, 2018 and 2017 KPMG LLP was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2018	$1,194,457	$64,362	—	$46,200
December 31, 2017	$946,068	$57,755	—	—
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
CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for all its directors, executive officers and employees, which is posted on the Company’s website, www.eldoradogold.com. The Code is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1188 - 550, Burrard Street, Vancouver, British Columbia, Canada V6C 2B5. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources - Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2018, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2018
99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the consolidated financial statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2018 and 2017
Consolidated Statements of Operations for the years ended December 31, 2018 and 2017
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018 and 2017
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017
Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and 2017
99.3	Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Mr. Antony Francis, FIMMM
99.10	Consent of Mr. Colm Keogh, P.Eng.
99.11	Consent of Mr. Ertan Uludag, P.Geo.
99.12	Consent of Mr. Francois Chabot, Eng.
99.13	Consent of Mr. Jacques Simoneau, P.Geo.
99.14	Consent of Mr. John Nilsson, P.Eng.
99.15	Consent of WSP Canada Inc.
99.16	Consent of Mr. Patrick Forward, FIMMM
99.17	Consent of Mr. Paul Skayman, FAusIMM
99.18	Consent of Mr. Peter Lewis, P.Geo.
99.19	Consent of Mr. Richard Miller, P.Eng.
99.20	Consent of Mr. Rick Alexander, P.Eng.
99.21	Consent of Mr. Stephen Juras, P.Geo.
99.22	Consent of Mr. David Sutherland, P.Eng.

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer
Date:	March 29, 2019