Form 40-F
period 2019-12-31
ELDORADO GOLD CORP /FI
filed 2020-03-30
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Copies to:
Kenneth G. Sam
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202
(303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Trading Symbol(s) EGO	Name of each exchange on which registered NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2019, 164,963,324 common shares of the Registrant were issued and outstanding.

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
FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements include, but are not limited to, statements or information with respect to:

•	the duration, extent and other implications of the coronavirus (“COVID 19”) and any restrictions and suspensions with respect to our operations;

•	our capital resources and business objectives;

•	our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kışladağ;

•	favorable economics for the Kışladağ heap leaching plan and the ability to extend mine life at our projects, including at Kışladağ through further metallurgical tests on deeper material;

•	expansion plans at our Lamaque project;

•	planned capital and exploration expenditures;

•	conversion of mineral resources to mineral reserves;

•	our expectations as to our future financial and operating performance, including expectations around generating significant free cash flow;

•	expected metallurgical recoveries;

•	gold price outlook and the gold concentrate market; and

•	our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements are based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements. These assumptions include assumptions concerning: the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in our business. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this annual report on Form 40-F.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements. The reader is directed to the discussion set out under the heading “Risk factors in our business”, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations, including risks relating to:

•	global outbreaks of infectious diseases, including COVID 19;

•	the geopolitical climate in jurisdictions in which we operate in;

•	community relations and social license;

•	natural phenomena, including climate change, health and social effects;

•	liquidity and financing risks;

•	costs of development projects;

•	indebtedness and financing, including current and future operating restrictions and implications of a change in control;

•	environmental;

•	the global economic environment;

•	government regulation;

•	commodity price risk;

•	resource nationalism and foreign operations;

•	mineral tenure and permits;

•	unavailability of capital and inadequate income, including limited access to equity markets, dilutive equity financings and credit ratings;

•	non-governmental organizations (NGOs);

•	corruption and bribery;

•	litigation and contracts;

•	estimation of mineral reserves and mineral resources;

•	occurrence of unpredictable geological and metallurgical factors;

•	production and cost estimates;

•	credit risk, debt service obligations and default;

•	actions of activist shareholders;

•	our information technology systems;

•	our share price and volume fluctuations;

•	infrastructure, including power and water, and commodities/consumables;

•	our pre-stripping/stripping and underground development, extraction, processing and exploration activities;

•	currency and interest rates, cost estimates and tax matters;

•	repatriation of funds and dividends;

•	compensation;

•	financial reporting, including relating to the carrying value of our assets and changes in reporting standards;

•	labor, including employee relations, employee misconduct, key personnel and skilled workforce;

•	reclamation and other long term obligations;

•	the use and transport of regulated substances, including waste disposal;

•	necessary equipment;

•	co-ownership of our properties;

•	the use of contractors;

•	acquisitions and dispositions;

•	human rights matters;

•	the unavailability of required insurance;

•	conflicts of interest;

•	compliance with privacy legislation;

•	reputational issues;

•	competition; and

•	security.

Forward-looking statements and forward-looking information are designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements and forward-looking information contained herein.
We will not necessarily update this information unless we are required to do so by applicable securities laws. All forward-looking statements and forward-looking information contained in, and incorporated by reference into, this annual report on Form 40-F are qualified by these cautionary statements.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2019 filed as Exhibit 99.3 to this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 has historically only permitted issuers to report mineralization that does not constitute “reserves” under SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2988.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this annual report on Form 40-F, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018 (“MD&A”), is filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2019, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation the CEO and CFO concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls in 2019. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2019.

Management’s Remediation Plan

As previously reported in the Company's Annual Report on Form 40-F for the year ended December 31, 2018, a material weakness was identified in internal controls performed by management in their evaluation of impairment of goodwill and mining property, plant and equipment.

To remediate the material weakness in the Company's internal control over financial reporting, in 2019 the Company strengthened its controls to track and approve changes in the impairment models including logging changes to the impairment analysis, particularly those relating to convention changes. As of December 31, 2019, management believes that this material weakness in internal controls has been remediated.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Other than the implementation of the remediation plan described above, there have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, an there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2019, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR
For fiscal years ended December 31, 2019 and 2018 KPMG LLP was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2019	$1,343,200	$64,500	—	—
December 31, 2018	$1,194,457	$64,362	—	$46,200
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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources - Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer
Date:	March 30, 2020

EXHIBIT INDEX

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2019
99.2	The following audited Consolidated Financial Statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2019 and 2018
Consolidated Statements of Operations for the years ended December 31, 2019 and 2018
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2019 and 2018
Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018
Consolidated Statements of Changes in Equity for the years ended December 31, 2019 and 2018
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2019

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Mr. Colm Keogh, P.Eng.
99.10	Consent of Mr. Ertan Uludag, P.Geo.
99.11	Consent of Mr. Jacques Simoneau, P.Geo.
99.12	Consent of Mr. John Nilsson, P.Eng.
99.13	Consent of WSP Canada Inc.
99.14	Consent of Mr. Paul Skayman, FAusIMM
99.15	Consent of Mr. Peter Lewis, P.Geo.
99.16	Consent of Mr. Richard Miller, P.Eng.
99.17	Consent of Mr. Stephen Juras, P.Geo.
99.18	Consent of Mr. David Sutherland, P.Eng.
99.19	Consent of Ms. Imola Götz, P.Eng
99.20	Consent of Mr. Rafael Jaude Gradim, P.Geo
99.21	Consent of Mr. Sean McKinley, P.Geo

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase