Form 40-F
period 2020-12-31
ELDORADO GOLD CORP /FI
filed 2021-03-31
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2020, 174,931,381 common shares of the Registrant were issued and outstanding.

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
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.           ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

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
FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "believes", "continue", "estimates", "expected", "expects", "future", "guidance", "intends", "opportunity", "plans", "scheduled", "goal", "strive", "project", "outlook", "target", "foresee" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.

Forward-looking statements include, but are not limited to, statements or information with respect to:

•the duration, extent and other implications of the coronavirus (“COVID-19”) and any restrictions and suspensions with respect to the Company’s operations;
•the Company’s capital resources and business objectives;
•the Company’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including:
◦increased heap leach recoveries through increased leach time in conjunction with a high-pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill;
◦timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits;
◦expansion at Lamaque; and
◦the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru;
•completion of the acquisition of QMX Gold Corporation (“QMX”);
•favorable economics for the Company’s heap leaching plan and the ability to extend mine life at the Company’s projects;
•completion of construction at Skouries;
•the potential sale of any of our non-core assets;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;
•the Company’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected metallurgical recoveries and improved concentrate grade and quality;
•gold price outlook and the global concentrate market;
•redemption of senior secured notes;
•the Company’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules; and
•results of litigation and arbitration proceedings.

Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; the Company’s ability to complete the redemption of the senior secured notes; the geopolitical, economic, permitting and legal climate that the Company operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays in the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, the Company has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this annual report on Form 40-F.

Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to global outbreaks of infectious diseases, including COVID-19; timing and cost of the construction of an underground decline at the Triangle mine and associated benefits; the Company’s ability to redeem senior secured notes; results of further test work; the geopolitical climate in jurisdictions in which the Company operates; community relations and social license; natural phenomena, including climate change, health and social effects; liquidity and financing risks; costs of development projects; indebtedness and financing, including current and future operating restrictions and implications of a change in control; environmental matters; the global economic environment; government regulation; commodity price risk; mining operational and development risk; resource nationalism and foreign operations; mineral tenure and permits; unavailability of capital and inadequate income, including limited access to equity markets, dilutive equity financings and credit ratings; non-governmental organizations; corruption and bribery; litigation and contracts; estimation of mineral reserves and mineral resources; metallurgical testing and recoveries; occurrence of unpredictable geological and metallurgical factors; production and cost estimates; credit risk, debt service obligations and default; actions of activist shareholders; information technology systems; Common Share price and volume fluctuations, including price volatility; infrastructure, including power and water, and commodities/consumables; pre-stripping/stripping and underground development, extraction, processing and exploration activities; currency and interest rates, cost estimates and tax matters; repatriation of funds and dividends; compensation; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labor, including employee relations, employee misconduct, key personnel and skilled workforce; reclamation and other long term obligations; the use and transport of regulated substances, including waste disposal; necessary equipment; co-ownership of the Company’s properties; the use of contractors; acquisitions, such as QMX, including integration risks, and dispositions; human rights matters; the unavailability of required insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; security; discretion to use capital resources other than as specified in the Company’s Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019 (“MD&A”), which is filed as Exhibit 99.3 to this annual report on Form 40-F; the Company’s success depending on making significant capital investments; and future sales or issuances of securities of the Company; and the payment of future dividends, as well as those risk factors discussed in the section titled “Managing Risk” in the MD&A. The reader is also directed to carefully review the detailed risk discussion in the Company’s Annual Information Form for the fiscal year ended December 31, 2020 filed as Exhibit 99.1 to this annual report on Form 40-F (the “AIF”), for a fuller understanding of the risks and uncertainties that affect our business and operations.

Forward-looking statements and information are designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements and forward-looking information contained herein.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits filed or incorporated by reference into this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020 based upon the rate of exchange as quoted by the Bank of Canada, was USD $1.00 = CAD $1.2732.

ANNUAL INFORMATION FORM

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A filed as Exhibit 99.3 to this annual report on Form 40-F, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2020, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation the CEO and CFO concluded that the disclosure controls and procedures were designed and effective to give reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

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

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting as of December 31, 2020 is included in the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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
Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Teresa Conway (chair), Catharine Farrow, Steven Reid, and George Albino, all of whom are independent directors. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.
Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Pamela Gibson (chair), George Albino and John Webster. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Nominating Committee also oversees company culture and human capital management matters including: employee engagement and cultural initiatives including key training and development programs, diversity and inclusion programs, and results of the employee engagement survey; development and monitoring of senior executive succession and development plans; monitoring the key metrics to evaluate the workforce including workforce diversity, hires, turnover, retention and restructuring; and creating the tone at the top and supporting management’s efforts to foster a culture of integrity and compliance throughout the Company in support of our company values. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of John Webster (chair), Teresa Conway, Pamela Gibson and Judith Mosely all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2020, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2020 and 2019 KPMG LLP was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees (4)
December 31, 2020	$1,422,726	$105,025	—	—
December 31, 2019	$1,343,200	$64,500	—	—
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

CODE OF ETHICS

The Company has adopted a Code of Ethics and Business Conduct (the “Code”) for all its directors, executive officers and employees, which is posted on the Company’s website, www.eldoradogold.com. The Code is also available to any person, without charge, by written request to the Company at its principal executive office, located at Suite 1188 - 550, Burrard Street, Vancouver, British Columbia, Canada V6C 2B5. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.

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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required tabular disclosure is included under the heading “Capital Resources - Contractual Obligations” in the Company’s MD&A for the fiscal year ended December 31, 2020, filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated herein by reference.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer
Date:	March 30, 2021

EXHIBIT INDEX

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2	The following audited Consolidated Financial Statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2020 and 2019
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2020 and 2019
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019
Consolidated Statements of Changes in Equity for the years ended December 31, 2020 and 2019
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Mr. Colm Keogh, P.Eng.
99.10	Consent of Mr. Ertan Uludag, P.Geo.
99.11	Consent of Mr. Jacques Simoneau, P.Geo.
99.12	Consent of Mr. John Nilsson, P.Eng.
99.13	Consent of WSP Canada Inc.
99.14	Consent of Mr. Paul Skayman, FAusIMM
99.15	Consent of Mr. Richard Miller, P.Eng.
99.16	Consent of Mr. Stephen Juras, P.Geo.
99.17	Consent of Mr. David Sutherland, P.Eng.
99.18	Consent of Ms. Imola Götz, P.Eng
99.19	Consent of Mr. Rafael Jaude Gradim, P.Geo
99.20	Consent of Mr. Sean McKinley, P.Geo
99.21	Consent of Mr. Simon Hille, FAusIMM

XBRL
101.INS	Inline XBRL Instance Document (this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)