Form 40-F
period 2022-12-31
ELDORADO GOLD CORP /FI
filed 2023-03-30
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
604-687-4018
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2022, 184,800,571 common shares of the Registrant were issued and outstanding.

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
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.           ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b).2 ☐

1 Check boxes are blank, pending adoption of the underlying rules.
2 Check boxes are blank, pending adoption of the underlying rules.

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
FORWARD-LOOKING STATEMENTS
Certain of the statements made and information provided in this annual report on Form 40-F are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes”, “continue”, “estimates”, “expected”, “expects”, “forecast”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “project”, “scheduled”, “strive”, or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

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
•the Company’s guidance and outlook, including expected production, cost guidance and recoveries of ore, including:
•increased heap leach recoveries;
•the underground decline at the Triangle mine and the associated benefits;
•expansion at Lamaque project (“Lamaque”);
•sustaining and growth capital expenditures, including the sources thereof; and
•statements regarding the Company restarting construction and development at its Skouries project;
•operations at the Kışladağ project (“Kışladağ”), including expected gold production resulting from a ramp-up of the high-pressure grinding roll circuit;
•the Company’s strategy and expectations with respect to currency holdings, hedging and inflation;
•the Company’s compliance with the Sustainability Integrated Management System;
•operations at Lamaque, including the Company’s compliance with ISO 45001 and its certification thereunder and the timing of the site’s verification under Towards Sustainable Mining standards;
•the Company’s strategy with respect to Human Rights Impact Assessments at its Greek and Turkish operations, including the timing thereof;
•the Company’s intentions with respect to its response to the Carbon Disclosure Project’s Climate Change and Water surveys, including the timing and frequency thereof;
•the Company’s strategy with respect to the Voluntary Principles on Security and Human Rights;
•favourable economics for the Company’s heap leaching plan and the ability to extend mine life at the Company’s projects;
•sales from the Olympias project (“Olympias”), including the imposition of the value-added tax thereon;
•modification to the Kassandra Mines Environmental Impact Assessment, including the approval and timing thereof;
•the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;
•the potential sale of any of our non-core assets, including the Certej project;
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
•nomination of the Company’s directors in 2023; and
•results of litigation and arbitration proceedings.

Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: our 2023 outlook, results from drilling at Ormaque; advancement of technical work in respect of Lamaque; advancement of technical work and construction at Skouries; benefits of the improvements at Kışladağ; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the associated benefits of the completed underground decline at the Triangle mine; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; the results of our exploration programs; the geopolitical, economic, permitting and legal climate that the Company operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, the Company has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this annual report on Form 40-F.

Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to realize the benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kışladağ or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Türkiye or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of the Company’s shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company’s properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s Annual Information Form for the fiscal year ended December 31, 2022 filed as Exhibit 99.1 to this annual report on Form 40-F (the “AIF”).

Forward-looking statements and information is designed to help you understand management’s current views of the Company’s near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, the Company does not expect to update forward-looking statements and information continually as conditions change.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits filed with or incorporated by reference into this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2022 based upon the rate of exchange as quoted by the Bank of Canada, was USD $1.00 = CAD $1.3544.

ANNUAL INFORMATION FORM

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022 (“MD&A”) filed as Exhibit 99.3 to this annual report on Form 40-F is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2022, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation the CEO and CFO concluded that the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing Corporate Governance and Nominating Committee, established in accordance with Section 303A.04 of the NYSE Listed Company Manual, and a Compensation Committee, established in accordance with Section 303A.05 of the NYSE Listed Company Manual. The Board of Directors has determined that all the members of the Compensation Committee and the Corporate Governance and Nominating Committee are independent, based on the criteria for independence prescribed by Sections 303A.02 and 303A.05 of the NYSE Listed Company Manual, as applicable.

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Teresa Conway (chair), Catharine Farrow, Pamela Gibson and Steven Reid, all of whom are independent directors. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.
Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Pamela Gibson (chair), Carissa Browning and John Webster, all of whom are independent directors. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Nominating Committee also oversees company culture and human capital management matters including: employee engagement and cultural initiatives including key training and development programs, diversity and inclusion programs, and results of the employee engagement survey; development and monitoring of senior executive succession and development plans; monitoring the key metrics to evaluate the workforce including workforce diversity, hires, turnover, retention and restructuring; and creating the tone at the top and supporting management’s efforts to foster a culture of integrity and compliance throughout the Company in support of our company values. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of John Webster (chair), Teresa Conway, Judith Mosely and Stephen Walker, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2022, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2022 and 2021, KPMG LLP, located in Vancouver, British Columbia, Canada (Auditor Firm ID: 85), was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees (4)
December 31, 2022	$1,484,090	$100,200	—	—
December 31, 2021	$1,557,531	$99,096	—	—
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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2022, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on January 31, 2019, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer
Date:	March 30, 2023

EXHIBIT INDEX

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2	The following audited Consolidated Financial Statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2022 and 2021
Consolidated Statements of Operations for the years ended December 31, 2022 and 2021
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021
Consolidated Statements of Changes in Equity for the years ended December 31, 2022 and 2021
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Victor Vdovin, P. Eng
99.10	Consent of Ertan Uludag, P.Geo.
99.11	Consent of Jacques Simoneau, géo
99.12	Consent of David Sutherland, P.Eng.
99.13	Consent of Sean McKinley, P.Geo
99.14	Consent of Simon Hille, FAusIMM
99.15	Consent of Gary Methven, P.Eng.
99.16	Consent of John Morton Shannon, P.Geo
99.17	Consent of Mo Molavi, P.Eng.
99.18	Consent of Robert Chesher, FAusIMM (CP), RPEQ, MTMS
99.19	Consent of John Battista, MAusIMM (CP)
99.20	Consent of Richard Kiel, P.E.
99.21	Consent of Dell Maeda, P.Eng.
99.22	Consent of Peter Lind, P. Eng.
99.23	Consent of Jessy Thelland, géo,
99.24	Consent of Mehdi Bouanani, P. Eng.
99.25	Consent of Vu Tran, P. Eng.
99.26	Consent of Michael Murphy, P. Eng.
99.27	Consent of Terry Cadrin, P. Eng.
99.28	Consent of Jaime Awmack, P. Eng.
99.29	Consent of WSP Canada, Inc.

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)