Form 40-F
period 2023-12-31
ELDORADO GOLD CORP /FI
filed 2024-03-28
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2023, 203,138,351 common shares of the Registrant were issued and outstanding.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b). ☐

EXPLANATORY NOTE

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
FORWARD-LOOKING STATEMENTS

Certain of the statements made and information provided in this annual report on Form 40-F are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates,” “believes,” “budgets,” “continue,” “commitment”, “confident,” “estimates,” “expects,” “forecasts,” “foresee,” “future,” “goal,” “guidance,” “intends,” “opportunity,” “outlook,” “plans,” “potential,” “project,” “prospective,” “scheduled,” “strive,” or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can,” “could,” “likely,” “may,” “might,” “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this annual report on Form 40-F include, but are not limited to, statements or information with respect to:
•Eldorado Gold’s beliefs for future value and stakeholder returns, strategic priorities, business objectives, and anticipated advancements across its assets;
•Eldorado Gold’s guidance and outlook, including expected production, timing of production, cost guidance, sustaining and growth capital expenditures, expected flotation, carbon-in-leach and heap leach recoveries of ore (both tonnes and expected grade);
•Our Kışladağ operations, including: expected heap leach tonnes of ore and production resulting from optimization of the crushing roll and fine ore-in plant agglomeration circuit that was installed in 2023, the expectation for construction and commissioning of the North ADR Facility in 2024, and the expectation that the NWRD will provide sufficient capacity to hold the waste rock the Company expects will be generated based on the current mine plan;
•Our Efemçukuru operations, including: plans for a north mine rock storage facility, the development and infrastructure for expansion towards the Kokaripinar and Bati vein systems and the anticipated management of site water;
•Our Olympias operations, including: the planned expansion to 650 ktpa of ore and timing and specific activities to achieve such throughput, the ability to meet future backfill requirements, planned extension of the second decline and development of the third decline, the commissioning of an underground maintenance workshop and the Company’s expectations of related time savings, and the extent to which the existing workshop and fuel storage at Olympias, as well as additional planned power generation will be adequate to support future production increases;
•Our Skouries Project, including statements regarding construction and development of the Skouries Project, expected recovery methods and estimates on capital costs;
•Our Lamaque Complex, including: plans to mine and process ore, expected resource conversion and resource expansion drilling at the Ormaque deposit, planned capital spend on tailings management and electric underground trucks, planned exploration programs and the site’s compliance with Towards Sustainable Mining guidelines, and the need for new low-profile mining equipment in connection with the proposed mining of the Ormaque deposit;
•Eldorado Gold’s strategy and expectations with respect to currency holdings, hedging and inflation;
•the Company’s sustainability practices generally, its compliance with the Sustainability Integrated Management System (“SIMS”), the expectation that Kışladağ and Efemçukuru will be verified in 2024, and that further sustainability assessments are expected to occur in 2025;
•the filing of a new report under the Modern Slavery Act;
•the addition of primary equipment to our fleet in the future, including jumbos, bolters, trucks, and loaders;
•the anticipated economic and social impacts of our projects, including the expected benefits of the Kassandra Mines to the Halkidiki Prefecture;
•the Company’s pursuit of operational improvements at its tailings facilities, which it expects will lead to a lower risk profile for the facilities;
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
•favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects;
•sales from the Olympias project, including the imposition of the value-added tax thereon;
•future changes in law and tax rates;
•the intervention filed by Hellas Gold related to a challenge to the Kassandra Mines Environmental Impact Assessment and the upcoming hearing related thereto;
•the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;
•the potential sale of any of our non-core assets, including the Certej project;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;

•Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow, estimated cash costs, expected metallurgical recoveries and gold (and by-product) price outlook;
•improved concentrate grade and quality;
•intentions and expectations regarding non-IFRS financial measures and ratios;
•gold price outlook and the global concentrate market;
•Eldorado’s targets, intentions and expectations related to mitigating greenhouse gas emissions, including the timing thereof and operations related thereto;
•Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules;
•nomination of the Company’s directors in 2024;
•risk factors affecting our business; and
•results of litigation and arbitration proceedings.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather (including increased precipitation at Kışladağ); consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).

With respect to the Skouries Project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the integrated extractive waste management facility and two test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this annual report on Form 40-F. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023 filed as Exhibit 99.1 to this annual report on Form 40-F (the “AIF”)."

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

Capitalized terms under the heading “Forward-Looking Statements”and not otherwise defined herein have the meanings given to them in the AIF.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2023 based upon the rate of exchange as quoted by the Bank of Canada, was USD $1.00 = CAD $1.3226.

ANNUAL INFORMATION FORM

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the three and twelve months ended December 31, 2023 (“MD&A”) filed as Exhibit 99.3 to this annual report on Form 40-F is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2023, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation the CEO and CFO concluded that the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2023.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Teresa Conway (chair), Catharine Farrow, Pamela Gibson, and Steven Reid, all of whom are independent directors. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.
Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Carissa Browning (chair), Pamela Gibson, and John Webster, all of whom are independent directors. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Nominating Committee also oversees company culture and human capital management matters including: employee engagement and cultural initiatives including key training and development programs, diversity and inclusion programs, and results of the employee engagement survey; development and monitoring of senior executive succession and development plans; monitoring the key metrics to evaluate the workforce including workforce diversity, hires, turnover, retention and restructuring; and creating the tone at the top and supporting management’s efforts to foster a culture of integrity and compliance throughout the Company in support of our company values. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2023, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2023 and 2022, KPMG LLP, located in Vancouver, British Columbia, Canada (Auditor Firm ID: 85), was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees (4)
December 31, 2023	$1,864,990	$97,859	—	$8,250
December 31, 2022	$1,484,090	$100,200	—	—
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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2023, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer
Date:	March 28, 2024

EXHIBIT INDEX

Annual Information

97.1	Executive Compensation Recovery Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2023
99.2	The following audited Consolidated Financial Statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2023 and 2022
Consolidated Statements of Operations for the years ended December 31, 2023 and 2022
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023 and 2022
Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022
Consolidated Statements of Changes in Equity for the years ended December 31, 2023 and 2022
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2023

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Victor Vdovin, P. Eng
99.10	Consent of Ertan Uludag, P.Geo.
99.11	Consent of Jacques Simoneau, géo
99.12	Consent of David Sutherland, P.Eng.
99.13	Consent of Sean McKinley, P.Geo
99.14	Consent of Simon Hille, FAusIMM
99.15	Consent of AMC Mining Consultants (Canada) Ltd.
99.16	Consent of Mo Molavi, P.Eng.
99.17	Consent of Robert Chesher, FAusIMM (CP), RPEQ, MTMS
99.18	Consent of Mining Plus Canada Consulting Ltd.
99.19	Consent of Richard Kiel, P.E.
99.20	Consent of Peter Lind, P. Eng.
99.21	Consent of Jessy Thelland, géo
99.22	Consent of Mehdi Bouanani, P. Eng.
99.23	Consent of Vu Tran, P. Eng.
99.24	Consent of Michael Murphy, P. Eng.
99.25	Consent of Mike Tsafaras, P. Eng.
99.26	Consent of Herb Ley, SME-RM
99.27	Consent of WSP Canada Inc.
99.28	Consent of Stantec Consulting International LLC
99.29	Consent of Fluor Canada Ltd.

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)