Form 40-F
period 2024-12-31
ELDORADO GOLD CORP /FI
filed 2025-03-28
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Copies to:
James B. Guttman
Dorsey & Whitney LLP
66 Wellington Street West, Suite 3400
Toronto, Ontario M5K 1E6
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2024, 204,946,024 common shares of the Registrant were issued and outstanding.

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

Forward-looking statements or information contained in this annual report on Form 40-F include, but are not limited to, statements or information with respect to:

•the Skouries Project: statements regarding construction and development of the Skouries Project; expected recovery methods; continued impacts of labour market tightness in Greece; construction costs and accelerated operational capital estimates; expectations to complete additional pre-commercial production mining; expected schedules for first production and commercial production; expected spend of accelerated operating capital in 2025; the results of the 2021 feasibility study including expected mine life and annual production of gold and copper; expected 2026 production estimates; funding requirements for Skouries, including the sources thereof; and impacts to the letter of credit as the Company invests in Skouries;
•the Lamaque Complex: mine life and production estimates; plans to develop the Ormaque deposit; plans to mine and process ore; expected resource conversion drilling at the Ormaque deposit; planned capital spend on tailings; planned exploration programs; the site’s compliance with Towards Sustainable Mining guidelines; and the need for new low-profile mining equipment in connection with the proposed mining of the Ormaque deposit;
•Olympias: production (including ramp ups and declines through to 2035); the planned expansion to 650 ktpa of ore and the timing and specific activities to achieve such throughput; the ability to meet future backfill requirements; planned extension of the second decline and development of the third and final decline; the completion of an underground maintenance workshop and the Company’s expectations of the benefits thereof; the extent to which the existing workshop, fuel storage and power generation at the Olympias Project will be adequate to support future production increases; the expectation for lower cash operating costs per ounce in 2025 due to increased by-product metals (with the potential for some benefits to be offset due to an expectation of higher royalties); plans to continue underground development; sales from the Olympias Project, including the imposition of the value-added tax thereon;
•expected mining methods if the Perama Hill property is developed;
•Kışladağ: expectations of first quarter 2025 production, including the factors impacting the Company’s expectations; plans to complete an engineering study; the continuation of geometallurgical drilling at Kışladağ into 2025; and the expectation that the NWRD could provide sufficient capacity to hold the waste rock the Company expects to generate (and is capable of expansion if necessary);
•Efemçukuru: plans for a potential TSF if necessary; the development and infrastructure for expansion towards the Kokaripinar and Bati vein systems, including portal construction; and the anticipated management of site water;
•the Certej Project: plans to sell the Certej Project; the satisfaction of conditions necessary to close the sale transaction entered into in October 2024;
•Stratoni: the evaluation of exploration drilling conducted at the Stratoni Skarn target; and further potential drilling on an additional target in 2025;
•the Company’s 2025 annual production and cost guidance on a Company basis and by material and property as applicable;
•the Company’s beliefs for reserve growth;
•the Company’s jurisdictional and overall strategy;
•future exploration activities;
•the vesting and redemption of the Company’s PSUs;
•expected schedules for first production and commercial production;
•the completion of the Company’s next independent Human Rights Assessments in 2025;

•forecasts regarding production, cash operating cost per ounce, and sustaining capital for 2025;
•Eldorado Gold’s strategy and expectations with respect to currency holdings, hedging, and inflation;
•the Company’s sustainability practices generally, its compliance with the Sustainability Integrated Management     System, and that further sustainability assessments are expected to occur in 2025;
•the filing of a new report under the Modern Slavery Act in 2025;
•the addition of primary equipment to the Company’s fleet in the future, including jumbos, bolters, trucks, and loaders;
•the anticipated economic and social impacts of the Company’s projects, including the expected benefits of the Kassandra Mines to the Halkidiki Prefecture;
•the intervention filed by Hellas Gold related to a challenge to the Kassandra Mines Environmental Impact Assessment and the upcoming hearing related thereto;
•the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;
•the Company’s pursuit of operational improvements at its tailings facilities;
•future changes in law and tax rates;
•the potential sale of any of the Company’s non-core assets, including the Certej Project;
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
•the Company’s targets, intentions, and expectations related to mitigating greenhouse gas emissions, including the timing thereof and operations related thereto;
•the Company’s strategy, plans, and goals, including its proposed exploration, development, construction, permitting and operating plans, and priorities and related timelines and schedules; and
•risk factors affecting the Company’s business.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of the Company’s construction and development activities, improvements, and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses, and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; the Company’s ability to unlock the potential of the Company’s brownfield property portfolio; the Company’s ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and the Company’s ability to optimize it in the future; the cost of, and extent to which the Company uses, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, impact, or effectiveness of growth capital; the impact of acquisitions, dispositions, suspensions, or delays on the Company’s business; the sustaining capital required for various projects; and the geopolitical, economic, permitting, and legal climate that the Company operates in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
More specifically, with respect to the Skouries Project and updates, the Company has made additional assumptions regarding inflation rates; labour productivity, rates, and expected hours; the scope and timing related to the awarding of key contract packages and approval thereof; the expected scope of project management frameworks; the Company’s ability to continue executing the Company’s plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including the Company’s anticipated progress regarding the Integrated Extractive Waste Management Facility and two underground test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); the Company’s ability to continue accessing the Company’s project funding and remain in compliance with all covenants and contractual commitments related thereto; the Company’s ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further material delays caused by archaeological related issues; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

In addition, except where otherwise stated, the Company has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this annual report on Form 40-F. Even though the Company believes that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond the Company’s control.

Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties, and other factors include, among others: development risks at Skouries and other development projects; risks relating to the Company’s operations in foreign jurisdictions; risks related to production and processing; the Company’s ability to obtain secure supplies of power and water at a reasonable cost; prices of commodities and consumables; the Company’s reliance on significant amounts of critical equipment; the Company’s reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of the Company’s properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of the Company’s shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); Total Cash Costs per Ounce and All-In-Sustaining Costs (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of the Company’s assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024 filed as Exhibit 99.1 to this annual report on Form 40-F (the “AIF”).

With respect to the Skouries Project, these risks, uncertainties, and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project, which in turn may cause delays in the commencement of production and the achievement of commercial production, and further increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: the Company’s ability to recruit the required number of personnel with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; the Company’s ability to recruit personnel having the requisite skills, experience, and ability to work on site; the Company’s ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; the Company’s ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; the Company’s ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological finds on site requiring the completion of a regulatory process; changes in support from local communities; the Company’s ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of the Company’s near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, the Company does not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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

RESOURCE AND RESERVE ESTIMATES

The exhibits filed with or incorporated by reference into this annual report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2024 based upon the rate of exchange as quoted by the Bank of Canada, was USD $1.00 = CAD $1.4389.

ANNUAL INFORMATION FORM

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the three and twelve months ended December 31, 2024 (“MD&A”) filed as Exhibit 99.3 to this annual report on Form 40-F is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2024, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation the CEO and CFO concluded that the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2024.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Teresa Conway (chair), Catharine Farrow, Steven Reid, and Stephen Walker all of whom are independent directors. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.
Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Carissa Browning (chair), Teresa Conway, and John Webster, all of whom are independent directors. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Nominating Committee also oversees company culture and human capital management matters including: employee engagement and cultural initiatives including key training and development programs, diversity and inclusion programs, and results of the employee engagement survey; development and monitoring of senior executive succession and development plans; monitoring the key metrics to evaluate the workforce including workforce diversity, hires, turnover, retention and restructuring; and creating the tone at the top and supporting management’s efforts to foster a culture of integrity and compliance throughout the Company in support of its values. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2024, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2024 and 2023, KPMG LLP, located in Vancouver, British Columbia, Canada (Auditor Firm ID: 85), was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees (4)
December 31, 2024	$1,945,300	$91,895	—	$8,660
December 31, 2023	$1,864,990	$97,859	—	$8,250
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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2024, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	President and Chief Executive Officer
Date:	March 28, 2025

EXHIBIT INDEX

Annual Information

97.1	Executive Compensation Recovery Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2024
99.2	The following audited Consolidated Financial Statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2024 and 2023
Consolidated Statements of Operations for the years ended December 31, 2024 and 2023
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023
Consolidated Statements of Changes in Equity for the years ended December 31, 2024 and 2023
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2024

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Simon Hille, FAusIMM
99.10	Consent of Jessy Thelland, géo
99.11	Consent of Peter Lind, P. Eng.
99.12	Consent of Mike Tsafaras, P.Eng.
99.13	Consent of Hamilton Matias, MAusImm
99.14	Consent of Sean McKinley, P.Geo.
99.15	Consent of Victor Vdovin, P.Eng.
99.16	Consent of Mo Molavi, P.Eng.
99.17	Consent of Robert Chesher, FAusIMM (CP), RPEQ, MTMS
99.18	Consent of AMC Mining Consultants (Canada) Ltd.
99.19	Consent of Mining Plus Canada Consulting Ltd.
99.20	Consent of Richard Kiel, P.E.
99.21	Consent of WSP Canada Inc.
99.22	Consent of Fluor Canada Limited
99.23	Consent of Jacques Simoneau, géo
99.24	Consent of Philippe Groleau, P.Eng.
99.25	Consent of Mehdi Bouanani, P.Eng.
99.26	Consent of Vu Tran, P.Eng.
99.27	Consent of Filip Medinac, P.Eng.
99.28	Consent of Herb Ley, SME-RM

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)