Form 40-F
period 2025-12-31
ELDORADO GOLD CORP /FI
filed 2026-03-27
CIK 918608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2025, 198,570,520 common shares of the Registrant were issued and outstanding.

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

Forward-looking statements or information contained in this annual report on Form 40-F include, but are not limited to, statements or information with respect to:

•the Skouries Project: including development and construction plans, expectations for first production and commercial production, overall capital cost estimate, including increases to accelerated operational capital costs, and funding requirements;
•the Lamaque Complex: including mine life and production estimates; development, construction and exploration plans; and drilling results;
•Olympias: production (including ramp ups and declines through to 2035); including production estimates and development, construction and exploration plans;
•Kışladağ: including development and construction plans;
•Efemçukuru: including development and construction plans, the development of the Perama Hill property;
•the Company’s production and cost guidance;
•the Company’s beliefs for reserve growth;
•the Company’s jurisdictional and overall strategy;
•the Company’s intentions with respect to its quarterly dividend program;
•the Company’s future exploration activities;
•the vesting and redemption of the Company’s incentive securities;
•the acquisition of Foran Mining Corporation (“Foran”), including completion and timing thereof, receipt of required approvals, and risks and benefits thereof;
•forecasts regarding production, cash operating cost per ounce, and sustaining capital for 2026;
•non-IFRS financial measures and ratios; risk factors affecting the Company’s business;
•the Company’s strategy and expectations with respect to currency holdings, hedging, and inflation; the Company’s sustainability practices;
•the anticipated economic and social impacts of the Company’s projects; upcoming changes to accounting standards, laws and tax rates;
•the Company’s expectations as to its future financial and operating performance, including expected metallurgical recoveries, conversion of Mineral Resources to Mineral Reserves, and commodity price outlook;
•the Company’s strategy, plans and goals, including its proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities, and costs thereof, and related timelines and schedules; and
•the Company’s expectation as to its future financial and operating performance.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of the Company’s construction and development activities, improvements, and exploration; the future price of gold and other commodities; the ability to complete the acquisition of Foran, including the ability to obtain all necessary consents and satisfaction of all necessary conditions to complete the transaction, and the timing thereof; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; the Company’s ability to continue accessing its project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; the Company’s ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; the Company’s ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and the Company’s ability to optimize it in the future; the cost of, and extent to which the Company uses, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary of shipping for important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on its business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that the Company operates in.

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

Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties, and other factors include, among others: commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and the Company’s ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to the Company’s operations in foreign jurisdictions; risks related to production and processing; risks related to the Company’s improvement projects; the Company’s ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; the Company’s reliance on significant amounts of critical equipment; the Company’s reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; the Company’s ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures and the Company’s ability to mitigate such conditions or failures at reasonable cost, or at all and the Company’s ability to mitigate such conditions or failures at reasonable cost, or at all; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran, including the performance of Foran, and all risks related thereto, and the ability to complete the acquisition; acquisitions, including integration risks; dispositions; co-ownership of the Company’s properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of the Company’s shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of the Company’s assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors” in in the Company’s Annual Information Form for the fiscal year ended December 31, 2025 filed as Exhibit 99.1 to this annual report on Form 40-F (the “AIF”).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025 based upon the rate of exchange as quoted by the Bank of Canada, was USD $1.00 = CAD $1.3706.

ANNUAL INFORMATION FORM

The Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this annual report on Form 40-F, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the three and twelve months ended December 31, 2025 (“MD&A”) filed as Exhibit 99.3 to this annual report on Form 40-F is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2025, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation the CEO and CFO concluded that the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2025.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting as of December 31, 2025, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of KPMG LLP on the Company’s internal control over financial reporting as of December 31, 2025 is included in the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Company’s Compensation Committee is comprised of Stephen Walker (chair), Hussein Barma, Samantha Espley, Judith Mosely and Steven Reid, all of whom are independent directors. The Compensation Committee is responsible for: assisting management in developing the Company’s compensation structure, including the compensation policies and compensation programs for the Company’s directors and executives; reviewing the results of the annual Say on Pay advisory vote when considering future executive and director compensation programs; determining where there is a need to engage with shareholders on compensation and related matters and conduct such engagement in coordination with Management, as appropriate; and assessing the performance of the Company’s CEO every year and recommending the compensation of the Company’s CEO and the Company’s other executive officers to the Board of Directors for review and approval. The Compensation Committee conducts a thorough compensation review every year to assess: the competitiveness of the Company’s cash and stock-based compensation for the Company’s directors and executives; whether overall executive compensation continues to support the Company’s goals of attracting, motivating and retaining executives with exceptional leadership and management skills; and the overall compensation packages for the Company’s senior executives and whether the components are applied appropriately. The Compensation Committee also reviews and approves the terms of employment annually and evaluates the performance of the CEO for the prior year. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote. The Company’s Compensation Committee’s Terms of Reference is available on the Company’s website at www.eldoradogold.com.
Corporate Governance and Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is comprised of Carissa Browning (chair), Teresa Conway, and Steven Reid, all of whom are independent directors. The Corporate Governance and Nominating Committee’s responsibilities include: regularly reviewing the Company’s corporate governance policies and practices; monitoring the Company’s risk management program; reviewing the size and composition of the Board of Directors annually; facilitating the succession and nomination of directors to the Board of Directors; identifying new directors and managing the Board of Directors’ nomination process, Board of Directors’ committee appointments and assessment process; and evaluating the Board of Directors’ competencies and defining the skills and experience necessary for an effective Board of Directors. The Nominating Committee also oversees company culture and human capital management matters including: employee engagement and cultural initiatives including key training and development programs, diversity and inclusion programs, and results of the employee engagement survey; development and monitoring of senior executive succession and development plans; monitoring the key metrics to evaluate the workforce including workforce diversity, hires, turnover, retention and restructuring; and creating the tone at the top and supporting management’s efforts to foster a culture of integrity and compliance throughout the Company in support of its values. The Company’s Corporate Governance and Nominating Committee Terms of Reference is available on the Company’s website at www.eldoradogold.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of Teresa Conway (chair), Hussein Barma, Judith Mosely and Stephen Walker, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual). All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Audit Committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Hussein Barma, Teresa Conway, and Judith Mosely qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and that each are independent (as determined under Exchange Act Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor have been pre-approved by the Audit Committee of the Company. In 2005, the Company’s Audit Committee determined that non-audit services can only be provided by the Company’s independent registered public auditing firm if it has been pre-approved by the Audit Committee. Generally, these services are provided by other firms and management has established agreements with other service providers for such non-audit services. All audit and non-audit fees paid to KPMG LLP, for the financial year ended December 31, 2025, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

For fiscal years ended December 31, 2025 and 2024, KPMG LLP, located in Vancouver, British Columbia, Canada (Auditor Firm ID: 85), was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees(2)	Tax Fees (3)	All Other Fees (4)
December 31, 2025	$2,337,878	$83,995	—	$51,750
December 31, 2024	$1,945,300	$91,895	—	$8,660
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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.eldoradogold.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2025, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.
NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
Name:	George Burns
Title:	Chief Executive Officer
Date:	March 27, 2026

EXHIBIT INDEX

Annual Information
97.1	Executive Compensation Recovery Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2	The following audited Consolidated Financial Statements of the Company, are exhibits to and form a part of this Report:
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Statements of Financial Position as of December 31, 2025 and 2024
Consolidated Statements of Operations for the years ended December 31, 2025 and 2024
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025 and 2024
Consolidated Statements of Cash Flows for the years ended December 31, 2025 and 2024
Consolidated Statements of Changes in Equity for the years ended December 31, 2025 and 2024
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2025

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP
99.9	Consent of Simon Hille, FAusIMM
99.10	Consent of Jessy Thelland, géo
99.11	Consent of Peter Lind, P. Eng.
99.12	Consent of Ian Lipchak, P.Eng.
99.13	Consent of Sean McKinley, P.Geo.
99.14	Consent of Suraj Priyadarshi, P.Eng.
99.15	Consent of Robert Chesher, FAusIMM (CP), RPEQ, MTMS
99.16	Consent of AMC Mining Consultants (Canada) Ltd.
99.17	Consent of Mining Plus Canada Consulting Ltd.
99.18	Consent of Richard Kiel, P.E.
99.19	Consent of WSP Canada Inc.
99.20	Consent of Fluor Canada Limited
99.21	Consent of Jacques Simoneau, géo
99.22	Consent of Philippe Groleau, Eng.
99.23	Consent of Mehdi Bouanani, Eng.
99.24	Consent of Vu Tran, Eng.
99.25	Consent of Filip Medinac, P.Eng.
99.26	Consent of Karine Brousseau, Eng.

XBRL
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)